                               Filed with the Securities and Exchange Commission on October 15, 2001
Registration No. 333-50954                                                              Investment Company Act No. 811-5438
====================================================================================================================================

                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                                              FORM N-4
                                      Registration Statement under The Securities Act of 1933
                                                   Pre-Effective Amendment No. 1
                                                                and
                                  Registration Statement under The Investment Company Act of 1940
                                                          Amendment No. 1

                                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                   --------------------------------------------------------------
                                                       (CLASS 1 SUB-ACCOUNTS)
                                                       ----------------------
                                                     (Exact Name of Registrant)

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                            -------------------------------------------
                                                        (Name of Depositor)

                                          ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
                                          -----------------------------------------------
                                        (Address of Depositor's Principal Executive Offices)

                                                           (203) 926-1888
-                                                          --------------
                                                   (Depositor's Telephone Number)

                                              KATHLEEN A. CHAPMAN, CORPORATE SECRETARY
                                          One Corporate Drive, Shelton, Connecticut 06484
                                          -----------------------------------------------
                                         (Name and Address of Agent for Service of Process)

                                                              Copy To:
                                                     SCOTT K. RICHARDSON, ESQ.
                                                           SENIOR COUNSEL
                                   One Corporate Drive, Shelton, Connecticut 06484 (203) 925-3830
                                   --------------------------------------------------------------

                                          Approximate Date of Proposed Sale to the Public:

               JANUARY 1, 2002 or AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           It is proposed that this filing become effective:  (check appropriate space)
                                    __  immediately upon filing pursuant to paragraph (b) of Rule 485
                                    __ on  ____________ pursuant to paragraph (b) of Rule 485
                                    __  60 days after filing pursuant to paragraph (a) (i) of Rule 485
                                    __  on  _____________ pursuant to paragraph (a) (i) of Rule 485
                                         ---------------------
                                    __  75 days after filing pursuant to paragraph (a) (ii) of Rule 485
                                    __  on ______________pursuant to paragraph (a) (ii) of Rule 485
                           If appropriate, check the following box:
                                    __  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
====================================================================================================================================
                                  CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
                                                          Proposed               Proposed
                                                          Maximum                 Maximum
                                    Amount                Offering              Aggregate               Amount of
        Title of Securities          to be                 Price                 Offering             Registration
          to be Registered        Registered              Per Unit                 Price                   Fee
------------------------------------------------------------------------------------------------------------------------------------
   American Skandia Life Assurance
    Corporation Annuity Contracts Indefinite*            Indefinite*                                        $
====================================================================================================================================
                                   *Pursuant to Rule 24f-2 of the Investment Company Act of 1940
Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940.  The Rule 24f-2 Notice for Registrant's fiscal year 2000 was filed within 90 days of the close of the fiscal year.
------------------------------------------------------------------------------------------------------------------------------------
Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter becomes effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a),  may determine.
------------------------------------------------------------------------------------------------------------------------------------
ASXT II-8

                                                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                                    One Corporate Drive, Shelton, Connecticut 06484

This  Prospectus  describes  American  Skandia  XTra  CreditSM  FOUR,  a flexible  premium  deferred  annuity  (the
"Annuity") offered by American Skandia Life Assurance  Corporation  ("American Skandia",  "we", "our" or "us"). The
Annuity may be offered as an individual  annuity  contract or as an interest in a group  annuity.  This  Prospectus describes the important  features of the Annuity and what you should  consider  before  purchasing the Annuity.  We have also filed a Statement  of  Additional  Information  that is  available  from us,  without  charge,  upon your request.  The  contents  of the  Statement  of  Additional  Information  are  described  on page 57. The Annuity or certain  of its  investment  options  and/or  features  may not be  available  in all  states.  Various  rights and benefits may differ between states to meet  applicable  laws and/or  regulations.  Certain terms are capitalized in this  Prospectus.  Those terms are either  defined in the  Glossary  of Terms or in the  context of the  particular section.

===================================================================================================================
American Skandia offers several different  annuities which your investment  professional may be authorized to offer to you. Each annuity has different  features and benefits that may be  appropriate  for you based on your financial situation,  your  age and how  you  intend  to use  the  annuity.  The  different  features  and  benefits  include variations in death benefit  protection,  the ability to access your  annuity's  account value and the charges that you will be  subject  to if you  choose to  surrender  the  annuity.  The fees and  charges  may also be  different between each annuity.
===================================================================================================================

If you are purchasing the Annuity as a replacement  for existing  variable  annuity or variable life coverage,  you should  consider any surrender or penalty  charges you may incur when  replacing  your  existing  coverage and that this Annuity may be subject to a contingent  deferred  sales charge if you elect to surrender the Annuity or take a partial  withdrawal.  You  should  consider  your need to access  the  annuity's  account  value  and  whether  the annuity's liquidity features will satisfy that need.

WHY WOULD I CHOOSE TO PURCHASE THIS ANNUITY?
This Annuity is frequently  used for retirement  planning  because it allows you to accumulate  retirement  savings and also offers payout options when you are ready to begin  receiving  income.  The Annuity also offers one or more death benefits that can protect your  retirement  savings if you die during a period of declining  markets.  It may be used  as an  investment  vehicle  for  "qualified"  investments,  including  an IRA,  SEP-IRA,  Roth  IRA or Tax
Sheltered  Annuity (or  403(b)).  It may also be used as an  investment  vehicle for  "non-qualified"  investments.
The Annuity  allows you to invest your money in a number of variable  investment  options as well as in one or more fixed investment options.

When an Annuity is purchased as a "non-qualified"  investment,  you generally are not taxed on any investment gains the Annuity earns until you make a withdrawal or begin to receive annuity  payments.  This feature,  referred to as
"tax-deferral",  can be  beneficial  to the growth of your  Account  Value  because  money that would  otherwise be needed to pay taxes on  investment  gains  each year  remains  invested  and can earn  additional  money.  However, because the Annuity is designed for long-term  retirement  savings, a 10% penalty tax may be applied on withdrawals you make  before you reach age 59 1/2.  Annuities  purchased  as a  non-qualified  investment  are not  subject to the maximum  contribution  limits that may apply to a  qualified  investment,  and are not subject to required  minimum distributions after age 701/2.

When an Annuity is purchased as a  "qualified"  investment,  you should  consider that the Annuity does not provide any additional tax advantages to the preferential  treatment  already  available through your retirement plan under the Internal  Revenue Code.  An Annuity may offer  features and benefits in addition to providing tax deferral that other  investment  vehicles may not offer,  including  death benefit  protection for your  beneficiaries,  lifetime income options,  and the ability to make transfers between numerous variable  investment  options offered under the
Annuity.  You should  consult with your  investment  professional  as to whether the overall  benefits and costs of the Annuity are appropriate considering your overall financial plan.

-------------------------------------------------------------------------------------------------------------------
These  annuities  are NOT deposits or  obligations  of, or issued,  guaranteed  or endorsed  by, any bank,  are NOT insured or guaranteed  by the U.S.  government,  the Federal  Deposit  Insurance  Corporation  (FDIC),  the Federal
Reserve Board or any other agency.  An investment in this annuity involves  investment  risks,  including  possible loss of value.
-------------------------------------------------------------------------------------------------------------------

THESE  SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED  BY THE  SECURITIES  AND EXCHANGE  COMMISSION OR ANY STATE
SECURITIES  COMMISSION  NOR HAS THE  COMMISSION  OR ANY STATE  SECURITIES  COMMISSION  PASSED UPON THE  ACCURACY OR
ADEQUACY  OF THIS  PROSPECTUS.  ANY  REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL  OFFENSE.  PLEASE  READ  THIS
PROSPECTUS AND THE CURRENT PROSPECTUS FOR THE UNDERLYING MUTUAL FUNDS.  KEEP THEM FOR FUTURE REFERENCE.
                                    FOR FURTHER INFORMATION CALL 1-800-752-6342

Prospectus Dated: January 1, 2002                                         Statement of Additional Information Dated: January 1, 2002
ASXT II Four-PROS- (01/2002)                                                                                        ASXT II FourPROS

===================================================================================================================
If you purchase this  Annuity,  we apply an  additional  amount (an XTra  CreditSM) to your account value with each purchase payment you make, including your initial purchase payment and any additional purchase payments.

-        This Annuity  features the same Insurance Charge as many of American  Skandia's other variable  annuities.
     However,  if you make a  withdrawal  that  exceeds  the free  withdrawal  amount or choose to  surrender  your
     Annuity,  the  contingent  deferred sales charge (CDSC) on this Annuity is higher and is deducted for a longer period of time as compared to our other  variable  annuities.  As with any annuity that  features a CDSC,  you should  consider  your need to access your  account  value  during the CDSC  period and whether the  liquidity provision under the Annuity will satisfy that need.

-        The XTra CreditSM amount is included in your account value.  However,  American  Skandia may take back the original  XTra  CreditSM  amount  applied to your  purchase  payment if you die, or elect to withdraw all or a portion  of your  account  value  under the  medically-related  waiver  provision,  within 12 months of having received  an XTra  CreditSM  amount.  In either  situation,  the value of the XTra  CreditSM  amount  could be substantially  reduced.  However,  any  investment  gain on the XTra  CreditSM  amount will not be taken back.
     Additional conditions and restrictions apply.
===================================================================================================================

WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITY?
|X|      The Annuity is a "flexible  premium deferred  annuity." It is called  "flexible  premium" because you have considerable  flexibility  in the  timing  and  amount of premium  payments.  Generally,  investors  "defer"
       receiving annuity payments until after an accumulation period.
|X|      This Annuity  offers both  variable and fixed  investment  options.  If you allocate your Account Value to variable  investment  options,  the  value of your  Annuity  will  vary  daily  to  reflect  the  investment performance  of the underlying  investment  options.  Fixed  investment  options of different  durations are offered that are  guaranteed  by us, but may have a Market  Value  Adjustment  if you withdraw  your Account
       Value before the Maturity Date.

|X|      The Annuity  features two distinct  phases - the  accumulation  period and the payout  period.  During the accumulation  period your Account  Value is  allocated to one or more  underlying  investment  options.  The variable  investment  options,  each a Class 1 Sub-account of American  Skandia Life  Assurance  Corporation
       Variable Account B, invest in an underlying  mutual fund portfolio.  Currently,  portfolios of the following underlying mutual funds are being offered:  American Skandia Trust,  Montgomery Variable Series, Wells Fargo
       Variable Trust,  INVESCO Variable  Investment Funds, Inc.,  Evergreen  Variable Annuity Trust,  ProFunds VP,
       First Defined Portfolio Fund LLC and The Prudential Series Fund, Inc.

|X|      During the payout period,  commonly called  "annuitization," you can elect to receive annuity payments (1)
       for life; (2) for life with a guaranteed minimum number of payments;  (3) based on joint lives; or (4) for a guaranteed number of payments.  We currently make annuity payments available on a fixed or variable basis.

|X|      This Annuity offers a Credit which we add to your Annuity with each Purchase Payment we receive.

|X|      This  Annuity  offers a basic Death  Benefit.  It also offers  optional  Death  Benefits  that  provide an enhanced level of protection for your beneficiary(ies) for an additional charge.

|X|      Annuity  Owners can purchase an optional life  insurance  rider called  Plus40(TM)which  provides an income tax-free life insurance  benefit to the Owner's  beneficiary(ies)  equal to 40% of the Account Value of your
       Annuity.

|X|      You are allowed to withdraw a limited  amount of money from your  Annuity on an annual  basis  without any charges.  Other product features allow you to access your Account Value as necessary,  although a charge may apply.
|X|      Transfers  between  investment  options are tax-free.  Currently,  you may make twenty transfers each year free of  charge.  We also offer  several  programs  that  enable you to manage  your  Account  Value as your financial needs and investment performance change.

HOW DO I PURCHASE THIS ANNUITY?
We sell the Annuity through licensed,  registered  investment  professionals.  You must complete an application and submit a minimum initial  purchase  payment of $1,000.  We may allow you to make a lower initial  purchase  payment provided you establish a bank drafting  program under which  purchase  payments  received in the first Annuity Year total at least $1,000.  If the Annuity is owned by an individual or  individuals,  the oldest of those persons must be age 80 or under.  If the Annuity is owned by an entity, the annuitant must be age 80 or under.

   WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN SKANDIA LIFE
  ASSURANCE CORPORATION............................................................................................................2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..........................................11
   SELECTED FINANCIAL DATA........................................................................................................16
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..........................................17
   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................................................20
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN SKANDIA LIFE ASSURANCE CORPORATION..........................................22

APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B..............................................................1

APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS................................................................................1

APPENDIX D - PLUS40(TM)OPTIONAL LIFE INSURANCE RIDER.................................................................................1

                                                 GLOSSARY OF TERMS

Many terms used within this  Prospectus are described  within the text where they appear.  The description of those terms are not repeated in this Glossary of Terms.

Account  Value:  The value of each  allocation to a Sub-account  or a Fixed  Allocation  prior to the Annuity Date, plus any earnings,  and/or less any losses,  distributions  and charges.  The Account Value is calculated before we assess any applicable  Contingent  Deferred Sales Charge  ("CDSC") and/or any Annual  Maintenance  Fee. The Account
Value  includes any Credits we applied to your  Purchase  Payments  that we are entitled to recover  under  certain circumstances.  The Account Value is determined  separately  for each  Sub-account  and for each Fixed  Allocation, and then totaled to determine  Account Value for your entire  Annuity.  The Account Value of each Fixed  Allocation on other than its Maturity Date may be calculated using a market value adjustment.

Annuitization:  The  application  of Account  Value to one of the  available  annuity  options  to begin  receiving periodic  payments for life,  for a  guaranteed  minimum  number of payments or for life with a guaranteed  minimum number of payments.

Annuity Date: The date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

Annuity Year: A 12-month  period  commencing on the Issue Date of the Annuity and each  successive  12-month period thereafter.

Code: The Internal Revenue Code of 1986, as amended from time to time.

Fixed  Allocation:  An  allocation of Account Value that is to be credited a fixed rate of interest for a specified
Guarantee Period during the accumulation period.

Guarantee  Period:  A period of time during the  accumulation  period where we credit a fixed rate of interest on a
Fixed Allocation.

Interim  Value:  The value of the Fixed  Allocation on any date other than the Maturity  Date. The Interim Value is equal to the initial value  allocated to the Fixed  Allocation plus all interest  credited to the Fixed  Allocation as of the date calculated, less any transfers or withdrawals from the Fixed Allocation.

Issue Date: The effective date of your Annuity.

MVA: A market value  adjustment  used in the  determination  of Account  Value of each Fixed  Allocation on any day other than the Maturity Date of such Fixed Allocation.

Owner:  With an  Annuity  issued as an  individual  annuity  contract,  the Owner is either an  eligible  entity or person  named as having  ownership  rights in  relation to the  Annuity.  With an Annuity  issued as a  certificate under a group  annuity  contract,  the  "Owner"  refers to the person or entity  who has the  rights  and  benefits designated as to the "Participant" in the certificate.

Surrender  Value:  The value of your Annuity  available  upon  surrender  prior to the Annuity  Date. It equals the
Account  Value as of the date we price the  surrender  minus any  applicable  CDSC,  Annual  Maintenance  Fee,  Tax
Charge,  the charge for any optional  benefits  and any Credits we applied to your  Purchase  Payments  that we are entitled to recover under certain circumstances.

Unit:  A measure used to calculate your Account Value in a Sub-account during the accumulation period.

Valuation  Day:  Every day the New York Stock  Exchange  is open for  trading or any other day the  Securities  and
Exchange Commission requires mutual funds or unit investment trusts to be valued.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and  expenses we charge for the  Annuity.  Some  charges are  assessed  against your
Annuity while others are assessed against assets  allocated to the variable  investment  options.  The charges that are assessed against the Annuity include the Contingent  Deferred Sales Charge,  Annual  Maintenance Fee,  Transfer
Fee and the Tax Charge.  The charge  that is assessed  against the  variable  investment  options is the  Insurance
Charge,  which is the  combination  of a mortality and expense risk charge and a charge for  administration  of the
Annuity.  Each underlying  mutual fund portfolio  assesses a charge for investment  management,  other expenses and with  some  funds,  a 12b-1  charge.  The  prospectus  for each  underlying  mutual  fund  provides  more  detailed information  about the  expenses  for the  underlying  funds.  In  certain  states,  a premium  tax  charge  may be applicable.  All of these fees and expenses are described in more detail within this Prospectus.

----------------------------------------------------------------------------------------------------------------------------------------
                                                       YOUR TRANSACTION EXPENSES
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
                                                        Amount Deducted/
         FEE/EXPENSE                                 Description Of Charge                                    When Deducted
------------------------------- ----------------------------------------------------------------- --------------------------------------
------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
                                Yr. 1   Yr. 2  Yr. 3  Yr. 4   Yr. 5  Yr. 6  Yr. 7   Yr. 8  Yr.
Contingent Deferred Sales                                                                   9+              Upon Surrender or
Charge                                                                                                     Partial Withdrawal

------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
                                 8.5%   8.5%   8.5%    8.5%   7.0%   6.0%    5.0%   4.0%   0.0%
------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------

The charge is a percentage of each applicable Purchase Payment.
                                 The period is measured from the date each Purchase Payment is allocated.
------------------------------- ----------------------------------------------------------------- --------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
Annual Maintenance Fee                        Lesser of $35 or 2% of Account Value                     Annually on the contract's
                                                                                                   anniversary date or upon surrender
------------------------------- ----------------------------------------------------------------- --------------------------------------
-------------------------------
Transfer Fee                                                 $10.00                               After the 20th transfer each annuity
                                                                                                                  year
------------------------------- ----------------------------------------------------------------- --------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
Tax Charge                         Depends on the requirements of the applicable jurisdiction                    Various

------------------------------- ----------------------------------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                                  ANNUAL CHARGES OF THE SUB-ACCOUNTS
                                 (as a percentage of the average daily net assets of the Sub-accounts)
------------------------------- ----------------------------------------------------------------- --------------------------------------
Mortality &Expense Risk
Charge                                                       1.25%
                                                                                                                  Daily
Administration Charge                                        0.15%

Total  Annual  Charges  of the          1.40% per year of the value of each Sub-account              Applies to Variable Investment
Sub-accounts*                                                                                                 Options only
------------------------------- ----------------------------------------------------------------- --------------------------------------
*  The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the
"Insurance Charge" elsewhere in this Prospectus.

----------------------------------------------------------------------------------------------------------------------------------------
                                                           OPTIONAL BENEFITS
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED RETURN OPTION
We offer a program  that  guarantees a "return of premium" at a future  date,  while  allowing you to       0.25% of Account Value
allocate all or a portion of your Account Value to the  Sub-accounts of your choice.  Please refer to
the discussion of the Guaranteed Return Option for a description of restrictions under the program.        (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
ENHANCED BENEFICIARY PROTECTION DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your       0.25% of Account Value
beneficiary(ies)  by providing  additional amounts that can be used to offset federal and state taxes
payable on any taxable gains in your Annuity at the time of your death.                                    (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED MINIMUM DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your     0.30% of the current Death
beneficiary(ies)  by providing the greater of the current  Account Value,  a 5.0% annual  increase on               Benefit
Purchase Payments minus proportional withdrawals or the Highest Anniversary Value.                         (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
----------------------------------------------------------------------------------------------------------------------------------------

 Please refer to the section entitled "Death Benefit" for a complete discussion of the optional Death Benefits, including restrictions on the age of the Owner/ Annuitant and limits on the amount payable.
----------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                           UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                               (as a percentage of the average net assets of the underlying Portfolios)
----------------------------------------------------------------------------------------------------------------------------------------

Below are the  investment  management  fees,  other  expenses,  and the total annual  expenses for each  underlying
Portfolio  as of December  31,  2000,  except as noted.  Each figure is stated as a  percentage  of the  underlying
Portfolio's  average daily net assets.  For certain of the underlying  Portfolios,  a portion of the management fee is being waived  and/or other  expenses are being  partially  reimbursed.  "N/A"  indicates  that no portion of the management fee and/or other expenses is being waived and/or  reimbursed.  The "Net Annual Fund Operating  Expenses"
reflect the  combination  of the fund's  investment  management  fee, other expenses and any 12b-1 fees, net of any fee waivers and expense  reimbursements.  The  expenses  shown  below are  deducted by the  underlying  mutual fund before it provides  American  Skandia with the daily net asset value.  Any footnotes  about  expenses  appear after the list of all the  portfolios.  The underlying  mutual fund portfolio  information was provided by the underlying mutual funds and has not been  independently  verified by us. See the  prospectuses  or  statements  of  additional information of the underlying  Portfolios for further details.  The current  prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-800-752-6342.

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Fund
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses
                                                                                                                 1
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

American Skandia Trust: 2
  AST Founders Passport                               1.00%          0.38%          0.00%         1.38%          N/A         1.38%
  AST Scudder Japan 3                                 1.00%          1.78%          0.00%         2.78%         1.03%        1.75%
  AST AIM International Equity                        0.86%          0.24%          0.06%         1.16%          N/A         1.16%
  AST American Century International Growth 4         1.00%          0.24%          0.00%         1.24%          N/A         1.24%
  AST MFS Global Equity                               1.00%          1.11%          0.00%         2.11%         0.36%        1.75%
  AST PBHG Small-Cap Growth                           0.90%          0.16%          0.01%         1.07%          N/A         1.07%
  AST Scudder Small-Cap Growth                        0.95%          0.16%          0.02%         1.13%          N/A         1.13%
  AST Federated Aggressive Growth 3                   0.95%          6.27%          0.00%         7.22%         5.87%        1.35%
  AST Goldman Sachs Small Cap Value                   0.95%          0.20%          0.00%         1.15%          N/A         1.15%
  AST Gabelli Small-CapValue                          0.90%          0.21%          0.01%         1.12%          N/A         1.12%
  AST Janus Mid-Cap Growth                            1.00%          0.28%          0.00%         1.28%          N/A         1.28%
  AST Neuberger Berman Mid-Cap Growth                 0.90%          0.16%          0.03%         1.09%          N/A         1.09%
  AST Neuberger Berman Mid-Cap Value                  0.90%          0.18%          0.16%         1.24%          N/A         1.24%
  AST Alger All-Cap Growth                            0.95%          0.24%          0.05%         1.24%          N/A         1.24%
  AST Gabelli All-Cap Value 3                         0.95%          0.64%          0.00%         1.59%         0.14%        1.45%
  AST Kinetics Internet 3                             1.00%          4.34%          0.00%         5.34%         3.94%        1.40%
  AST T. Rowe Price Natural Resources                 0.90%          0.24%          0.06%         1.20%          N/A         1.20%
  AST Alliance Growth                                 0.90%          0.19%          0.07%         1.16%          N/A         1.16%
  AST MFS Growth                                      0.90%          0.30%          0.00%         1.20%          N/A         1.20%
  AST Marsico Capital Growth                          0.90%          0.14%          0.02%         1.06%         0.02%        1.04%
  AST JanCap Growth                                   0.90%          0.13%          0.01%         1.04%         0.04%        1.00%
  AST Janus Strategic Value 3                         1.00%          1.41%          0.00%         2.41%         1.06%        1.35%
  AST Alliance/Bernstein Growth + Value 5             0.90%          0.24%          0.03%         1.17%          N/A         1.17%
  AST Sanford Bernstein Core Value                    0.75%          0.24%          0.03%         1.02%          N/A         1.02%
  AST Cohen & Steers Realty                           1.00%          0.22%          0.06%         1.28%          N/A         1.28%
  AST Sanford Bernstein Managed Index 500             0.60%          0.16%          0.02%         0.78%          N/A         0.78%
  AST American Century Income & Growth                0.75%          0.19%          0.00%         0.94%          N/A         0.94%
  AST Alliance Growth and Income                      0.75%          0.15%          0.16%         1.06%         0.01%        1.05%
  AST MFS Growth with Income                          0.90%          0.33%          0.00%         1.23%          N/A         1.23%
  AST INVESCO Equity Income                           0.75%          0.17%          0.03%         0.95%         0.01%        0.94%
  AST AIM Balanced                                    0.73%          0.22%          0.00%         0.95%          N/A         0.95%
  AST American Century Strategic Balanced             0.85%          0.25%          0.00%         1.10%          N/A         1.10%
  AST T. Rowe Price Asset Allocation                  0.85%          0.23%          0.00%         1.08%          N/A         1.08%
  AST T. Rowe Price Global Bond                       0.80%          0.32%          0.00%         1.12%          N/A         1.12%
  AST Federated High Yield                            0.75%          0.21%          0.00%         0.96%          N/A         0.96%
  AST Lord Abbett Bond-Debenture 3                    0.80%          2.27%          0.00%         3.07%         1.87%        1.20%
  AST PIMCO Total Return Bond                         0.65%          0.17%          0.00%         0.82%          N/A         0.82%
  AST PIMCO Limited Maturity Bond                     0.65%          0.22%          0.00%         0.87%          N/A         0.87%
  AST Money Market                                    0.50%          0.15%          0.00%         0.65%         0.05%        0.60%

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Fund
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
Montgomery Variable Series:
  Emerging Markets                                    1.25%          0.56%           0.00%        1.81%         0.25%        1.56%

Wells Fargo Variable Trust:
  Equity Income                                       0.70%          0.22%          0.25%         1.17%         0.17%        1.00%

INVESCO Variable Investment Funds, Inc.:
  Technology                                           0.72%         0.30%           0.00%         1.02%          N/A         1.02%
  Health Sciences                                      0.75%         0.32%           0.00%         1.07%          N/A         1.07%
  Financial Services                                   0.75%         0.34%           0.00%         1.09%          N/A         1.09%
  Telecommunications                                   0.75%         0.31%           0.00%         1.06%          N/A         1.06%
  Dynamics                                             0.75%         0.34%           0.00%         1.09%          N/A         1.09%

Evergreen Variable Annuity Trust:
  Global Leaders                                       0.87%         0.29%           0.00%         1.16%         0.15%        1.01%
  Omega                                                0.52%         0.16%           0.00%         0.68%          N/A         0.68%
  Special Equity                                       0.92%         0.25%           0.00%         1.17%         0.13%        1.04%

ProFund VP:
  Europe 30                                            0.75%         0.75%           0.25%         1.75%          N/A         1.75%
  UltraSmall-Cap                                       0.75%         1.34%           0.25%         2.34%         0.29%        2.05%
  UltraOTC                                             0.75%         0.75%           0.25%         1.75%          N/A         1.75%
  OTC 6                                                0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Bear 6                                               0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Bull Plus 6                                          0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Biotechnology 6                                      0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Energy 6                                             0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Financial 6                                          0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Healthcare 6                                         0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Real Estate 6                                        0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Technology 6                                         0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Telecommunications 6                                 0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Utilities 6                                          0.75%         1.00%           0.25%         2.00%          N/A         2.00%

First Defined Portfolio Fund LLC:
First Trust(R)10 Uncommon Values                       0.60%          2.47%          0.25%         3.32%         1.95%        1.37%

The Prudential Series Fund, Inc.:
SP Jennison International Growth 7                    0.85%          0.60%          0.25%         1.70%         0.06%        1.70%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

1        The  Investment  Manager of American  Skandia Trust has agreed to reimburse  and/or waive fees for certain
     Portfolios  until at least April 30, 2002.  The caption "Total Annual Fund  Operating  Expenses"  reflects the
     Portfolios'  fees and  expenses  before such  waivers and  reimbursements,  while the caption "Net Annual Fund
     Operating Expenses" reflects the effect of such waivers and reimbursements.
2        American  Skandia Trust (the "Trust")  adopted a Distribution  Plan (the  "Distribution  Plan") under Rule
     12b-1 of the  Investment  Company  Act of 1940 to permit an  affiliate  of the Trust's  Investment  Manager to receive  brokerage  commissions in connection with purchases and sales of securities held by Portfolios of the
     Trust,  and to use these  commissions  to promote the sale of shares of such  Portfolios.  While the brokerage commission  rates and amounts paid by the various  Portfolios  are not expected to increase as a result of the
     Distribution  Plan,  the staff of the Securities and Exchange  Commission  takes the position that  commission
     amounts  received  under  the  Distribution  Plan  should  be  reflected  as  distribution   expenses  of  the
     Portfolios.  The  Distribution  Fee  estimates  are  derived and  annualized  from data  regarding  commission amounts  directed  under the  Distribution  Plan.  Although  there are no maximum  amounts  allowable,  actual commission  amounts  directed under the  Distribution  Plan will vary and the amounts directed during the last full fiscal year of the Plan's operations may differ from the amounts listed in the above chart.
3        These  Portfolios  commenced  operations on October 23, 2000.  "Other Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2001.
4        This Portfolio's expense  information  reflects the addition of the net assets of the AST American Century
     International  Growth  Portfolio II  ("Portfolio  II") as a result of the merger  between this  Portfolio  and
     Portfolio II.
5        These Portfolios  commenced  operations on May 1, 2001.  "Other Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2001.
6        These  Portfolios  commenced  operations on January 22, 2001.  "Other Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2001.
7        This Portfolio  commenced  operations on April 15, 2001.  "Other Expenses" are based on estimated  amounts for the fiscal year ending  December  31, 2001 and include a 0.15%  Administration  Fee.  The 0.06% fee waiver and expense  reimbursement  is  currently in effect but may be  eliminated.  Therefore,  the Expense  Examples reflect the Total Annual Portfolio Operating Expenses, not the Net Annual Portfolio Operating Expenses.

EXPENSE EXAMPLES
These examples are designed to assist you in  understanding  the various costs and expenses you will incur with the
Annuity over certain  periods of time based on specific  assumptions.  The examples  reflect the Insurance  Charge,
Contingent  Deferred Sales Charges (when  applicable) and the Annual  Maintenance  Fee, as well as charges deducted by the underlying mutual fund portfolios.  The Securities and Exchange Commission ("SEC") requires these examples.

The  examples  shown  assume  that:  (a) you  only  allocate  Account  Value  to the  Sub-accounts,  not to a Fixed
Allocation;  (b) the Insurance  Charge is assessed as 1.40% per year; (c) the Annual  Maintenance  Fee is reflected as a charge  equal to 0.05% based on an assumed  average  contract  size;  (d) you make no  withdrawals  of Account
Value during the period shown;  (e) you make no transfers,  withdrawals,  surrender or other  transactions  that we charge a fee during the period shown;  (f) no tax charge  applies;  (g) the expenses  throughout the period for the underlying  mutual fund  portfolios  are the "Net Annual Fund  Operating  Expenses,"  as shown above in the section entitled  "Underlying  Mutual Fund Portfolio Annual Expenses";  and (h) the Credit applicable to your Annuity is 4%
of Purchase  Payments.  The Credit may be less when total  Purchase  Payments are less then $10,000 and may be more when total Purchase Payments are at least $5,000,000 (see "How do I Receive Credits?").

These  examples do not reflect the charge for either  optional  Death  Benefit that is offered under the Annuity or the  Guaranteed  Return  Option.  If you purchase the Annuity with either  optional Death Benefit or the Guaranteed
                       --
Return  Option,  this  charge is deducted on an annual  basis in arrears in  addition to the amounts  shown  below.
Please  see the  example  of how we charge  for the  optional  Death  Benefits  and the  Guaranteed  Return  Option
following these tables.

THE EXAMPLES ARE ILLUSTRATIVE  ONLY - THEY SHOULD NOT BE CONSIDERED A REPRESENTATION  OF PAST OR FUTURE EXPENSES OF
THE UNDERLYING MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

-----------------------------------------------------------------------------------------------------------------------------------------
                                                                  Expense Examples
                                                  (amounts shown are rounded to the nearest dollar)
-----------------------------------------------------------------------------------------------------------------------------------------

                                         -------------------------------------------- ------- -----------------------------------------
                                         If you  surrender  your  Annuity at the end          If you do not surrender  your Annuity at
                                         of the  applicable  time period,  you would          the end of the  applicable  time  period
                                         pay  the  following  expenses  on a  $1,000          or  begin  taking  annuity  payments  at
                                         investment,  assuming  5% annual  return on          such time,  you would pay the  following
                                         assets:                                              expenses   on   a   $1,000   investment,
                                                                                              assuming 5% annual return on assets:
                                         -------------------------------------------- ------- -----------------------------------------

After:                                                                                 After:
----------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
--------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small Cap Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST Neuberger Berman Mid-Cap Growth
AST Neuberger Berman Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

After:                                                                                 After:
----------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
AST T. Rowe Price Natural Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Alliance/Bernstein Growth + Value
AST Sanford Bernstein Core Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed Index 500
AST American Century Income & Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic Balanced
AST T. Rowe Price Asset Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity Bond
AST Money Market

MV Emerging Markets

WFVT Equity Income

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Omega
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC
ProFund VP OTC
ProFund VP Bear
ProFund VP Bull Plus
ProFund VP Biotechnology
ProFund VP Energy
ProFund VP Financial
ProFund VP Healthcare
ProFund VP Real Estate
ProFund VP Technology
ProFund VP Telecommunications
ProFund VP Utilities
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

After:                                                                                 After:
----------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

First Trust(R)10 Uncommon Values

SP Jennison International Growth
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

Expenses For Optional Benefits

Guaranteed Return Option
If you elect to  participate in the Guaranteed  Return Option  program,  an annual charge of 0.25% is deducted from your  Annuity's  Account  Value.  The charge will be based on the Account Value of the  Sub-accounts  and any Fixed
Allocations  as of the date the charge is  deducted.  Below is an  example  of how the  charge  for the  Guaranteed
Return Option is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500

Cost of Guaranteed Return Option    0.25% X $12,500 = $31.25 per year

Enhanced Beneficiary Protection Death Benefit
If you purchase the Enhanced Beneficiary Protection Optional Death Benefit, an annual charge of 0.25% is deducted from your Annuity's Account Value.  The charge will be based on the Account Value of the Sub-accounts and any
Fixed Allocations as of the date the charge is deducted.  Below is an example of how the charge for the Optional
Death Benefit is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500

Cost of Optional Death Benefit      0.25% X $12,500 = $31.25 per year

Since charges for the Optional Death Benefit are determined based on a percentage of Account Value, you will pay more for this benefit if your Account Value increases.  The value of the Optional Death Benefit will also increase as the Account Value increases.  However, the Optional Death Benefit is also subject to a maximum benefit.  See the section entitled "Optional Death Benefits" for a description of the Enhanced Beneficiary
Protection Optional Death Benefit.

Guaranteed Minimum Death Benefit
If you purchase the Guaranteed Minimum Death Benefit, an annual charge of 0.30% is deducted from your Annuity's
Account Value.  The charge will be based on the current Death Benefit under the Guaranteed Minimum Death Benefit as of the date the charge is deducted.  Below is an example of how the charge for the Guaranteed Minimum Death
Benefit is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500
Current Death Benefit:              $13,000

Cost of Optional Death Benefit      0.30% X Current Death Benefit = $39.00 per year

The charge for optional Death Benefits is deducted in addition to the Insurance Charge which is deducted on a daily basis from the Account Value allocated to the Sub-accounts.  The charge for the optional Death Benefits is deducted in arrears on each anniversary of the Issue Date of the Annuity or, if you terminate the optional Death
Benefit or surrender your Annuity, on the date the termination or surrender is effective.

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?

Each variable  investment option is a Class 1 Sub-account of American Skandia Life Assurance  Corporation  Variable
Account B (see "What are Separate Accounts" for more detailed  information.) Each Sub-account  invests  exclusively in one Portfolio.  You should  carefully read the  prospectus  for any Portfolio in which you are  interested.  The following chart  classifies  each of the Portfolios  based on our assessment of their  investment  style (as of the date of this  Prospectus).  The chart also  provides a description  of each  Portfolio's  investment  objective (in italics) and a short,  summary  description of their key policies to assist you in determining which Portfolios may be of interest to you.  There is no guarantee  that any  underlying  mutual fund portfolio will meet its investment objective.

The name of the  advisor/sub-advisor  for each Portfolio  appears next to the  description.  Those portfolios whose name  includes the prefix  "AST" are  portfolios  of American  Skandia  Trust.  The  investment  manager for AST is
American  Skandia  Investment  Services,  Incorporated  ("ASISI"),  an  affiliated  company  of  American  Skandia.
However, a sub-advisor, as noted below, is engaged to conduct day-to-day investment decisions.

The Portfolios  are not publicly  traded mutual funds.  They are only  available as investment  options in variable annuity  contracts  and variable  life  insurance  policies  issued by insurance  companies,  or in some cases,  to participants in certain  qualified  retirement  plans.  However,  some of the Portfolios  available as Sub-accounts under the Annuity are managed by the same  portfolio  advisor or sub-advisor as a retail mutual fund of the same or similar name that the  Portfolio  may have been modeled  after at its  inception.  Certain  retail mutual funds may also have been  modeled  after a  Portfolio.  While  the  investment  objective  and  policies  of the funds may be substantially  similar,  the actual  investments made by the funds will differ to varying  degrees.  Differences in the performance of the funds can be expected,  and in some cases could be  substantial.  Contract Owners should not compare the  performance of a publicly  traded mutual fund with the  performance of any similarly  named  Portfolio offered as a Sub-account.  Details about the investment  objectives,  policies,  risks, costs and management of the
Portfolios are found in the prospectuses for the underlying mutual funds.

Please refer to Appendix B for certain  required  financial  information  related to the historical  performance of the Sub-accounts.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Money Market:  seeks to maximize current income and maintain high levels of liquidity.  The
   MONEY MARKET     Portfolio  attempts to  accomplish  its  objective by  maintaining  a  dollar-weighted  average   Wells Fargo Capital
                    maturity  of not  more  than 90 days  and by  investing  in  securities  which  have  effective     Management, Inc.
                    maturities of not more than 397 days.
                    ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Lord Abbett  Bond-Debenture:  seeks high  current  income and the  opportunity  for capital appreciation  to produce a high total return.  The Portfolio  pursues its objective by normally investing in high yield and  investment  grade debt  securities,  securities  convertible  into common stock and preferred stocks. Under normal  circumstances,  the Portfolio invests at least
                    65% of its total assets in fixed income  securities  of various  types.  The Portfolio may find good value in high yield securities,  sometimes called "lower-rated bonds" or "junk bonds," and
                    frequently  may have more than half of its assets  invested in those  securities.  At least 20%    Lord, Abbett & Co.
                    of the  Portfolio's  assets  must be  invested  in any  combination  of  investment  grade debt securities,  U.S.  Government  securities  and cash  equivalents.  The  Portfolio may also make significant  investments  in  mortgage-backed  securities.  Although the  Portfolio  expects to maintain  a  weighted  average  maturity  in the  range of seven to nine  years,  there  are no restrictions on the overall Portfolio or on individual securities.
       BOND
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Limited  Maturity Bond: seeks to maximize total return  consistent with  preservation
                    of capital  and prudent  investment  management.  The  Portfolio  will invest in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within  a one- to  three-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Total Return Bond:  seeks to maximize total return  consistent  with  preservation of
                    capital  and  prudent  investment  management.  The  Portfolio  will  invest  in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within a three-  to  six-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  High Yield:  seeks high current  income by investing  primarily in a diversified portfolio of fixed income  securities.  The Portfolio will invest at least 65% of its assets in lower-rated  corporate fixed income  securities  ("junk bonds").  These fixed income securities
 HIGH YIELD BOND    may include preferred stocks,  convertible  securities,  bonds,  debentures,  notes,  equipment   Federated Investment
                    lease  certificates  and  equipment  trust  certificates.  A fund  that  invests  primarily  in        Counseling
                    lower-rated  fixed  income  securities  will  be  subject  to  greater  risk  and  share  price fluctuation  than a typical fixed income fund,  and may be subject to an amount of risk that is comparable to or greater than many equity funds.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------

                    AST T. Rowe Price Global Bond (f/k/a AST T. Rowe Price  International  Bond):  seeks to provide high  current  income  and  capital  growth  by  investing  in  high-quality  foreign  and U.S.
                    dollar-denominated  bonds.  The  Portfolio  will invest in all types of bonds  including  those issued  or  guaranteed  by U.S.  or  foreign  governments  or  their  agencies  and by  foreign authorities,  provinces  and  municipalities  as  well as  investment  grade  corporate  bonds,
   GLOBAL BOND      mortgage and  asset-backed  securities and high-yield  bonds of U.S. and foreign  issuers.  The
                    Sub-advisor bases its investment decisions on fundamental market factors,  currency trends, and      T. Rowe Price
                    credit  quality.  The  Portfolio  generally  invests  in  countries  where the  combination  of   International, Inc.
                    fixed-income returns and currency exchange rates appears attractive,  or, if the currency trend is unfavorable,  where the Sub-advisor believes that the currency risk can be minimized through hedging.  The  Portfolio  may also  invest up to 20% of its  assets in the  aggregate  in below investment-grade,  high-risk bonds ("junk bonds"). In addition,  the Portfolio may invest up to
                    30% of its assets in mortgage-backed  (including  derivatives,  such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------

                    AST T. Rowe Price Asset Allocation:  seeks a high level of total return by investing  primarily in a  diversified  portfolio  of fixed income and equity  securities.  The  Portfolio  normally
ASSET ALLOCA-TION   invests  approximately  60% of its total  assets in equity  securities  and 40% in fixed income
                    securities.  The Sub-advisor  concentrates common stock investments in larger, more established      T. Rowe Price
                    companies,  but the  Portfolio may include small and  medium-sized  companies  with good growth     Associates, Inc.
                    prospects.  The fixed income portion of the Portfolio will be allocated among  investment grade securities, high yield or "junk" bonds, foreign high quality debt securities and cash reserves.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

-------------------
                    AST AIM Balanced:  seeks to provide a well-diversified  portfolio of stocks and bonds that will produce both capital growth and current  income.  The Portfolio  attempts to meet its objective
                    by  investing,  normally,  a minimum of 30% and a maximum of 70% of its total  assets in equity      A I M Capital
                    securities  and a minimum  of 30% and a maximum of 70% of its total  assets in  non-convertible     Management, Inc.
                    debt  securities.  The  Sub-advisor  will primarily  purchase  equity  securities for growth of capital and debt securities for income purposes.
     BALANCED

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  American  Century  Strategic  Balanced:  seeks  capital  growth and  current  income.  The
                    Sub-advisor  intends  to  maintain  approximately  60%  of the  Portfolio's  assets  in  equity
                    securities and the remainder in bonds and other fixed income  securities.  Both the Portfolio's     American Century
                    equity and fixed  income  investments  will  fluctuate  in value.  The equity  securities  will        Investment
                    fluctuate  depending on the  performance of the companies that issued them,  general market and     Management, Inc.
                    economic  conditions,  and investor  confidence.  The fixed income investments will be affected primarily by rising or falling interest rates and the credit quality of the issuers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------

                    AST INVESCO  Equity  Income:  seeks capital  growth and current  income while  following  sound investment  practices.  The Portfolio seeks to achieve its objective by investing in securities
                    that are expected to produce  relatively high levels of income and consistent,  stable returns.   INVESCO Funds Group,
                    The  Portfolio  normally will invest at least 65% of its assets in  dividend-paying  common and           Inc.
                    preferred  stocks of domestic and foreign issuers.  Up to 30% of the Portfolio's  assets may be
  EQUITY INCOME     invested in equity securities that do not pay regular dividends.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------

                    WFVT Equity Income:  seeks long-term capital  appreciation and  above-average  dividend income.
                    The  Portfolio  pursues its  objective  primarily by  investing in the common  stocks of large, high-quality  domestic  companies with  above-average  return potential based on current market
                    valuations and above-average  dividend income.  Under normal market  conditions,  the Portfolio    Wells Fargo Funds
                    invests at least 65% of its total assets in income  producing  equity  securities and in issues     Management, LLC
                    of companies with market capitalizations greater than the median of the Russell 1000 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  Alliance  Growth and Income  (f/k/a AST Lord Abbett  Growth and Income):  seeks  long-term growth of capital and income while attempting to avoid excessive  fluctuations in market value.
                    The Portfolio  normally will invest in common stocks (and  securities  convertible  into common
                    stocks). The Sub-advisor will take a value-oriented  approach,  in that it will try to keep the     Alliance Capital
                    Portfolio's  assets  invested  in  securities  that are  selling at  reasonable  valuations  in     Management, L.P.
                    relation to their fundamental  business prospects.  The stocks that the Portfolio will normally
      GROWTH        invest in are those of seasoned  companies that are expected to show  above-average  growth and
        &           that the Sub-advisor believes are in sound financial condition.
      INCOME

------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST American  Century Income & Growth:  seeks capital growth with current income as a secondary objective.  The Portfolio  invests  primarily in common stocks that offer potential for capital
                    growth,  and may,  consistent  with its  investment  objective,  invest  in stocks  that  offer     American Century
                    potential for current income.  The  Sub-advisor  utilizes a quantitative  management  technique        Investment
                    with a goal of building an equity  portfolio  that  provides  better  returns  than the S&P 500     Management, Inc.
                    Index without taking on significant  additional risk and while  attempting to create a dividend yield that will be greater than the S&P 500 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------

                    AST MFS Growth with  Income:  seeks long term growth of capital  with a secondary  objective to seek  reasonable  current  income.  Under normal market  conditions,  the Portfolio  invests at
      GROWTH        least 65% of its total  assets in common  stocks  and  related  securities,  such as  preferred
        &           stocks,  convertible  securities  and  depositary  receipts.  The stocks in which the Portfolio      Massachusetts
      INCOME        invests  generally  will pay  dividends.  While the  Portfolio  may invest in  companies of any    Financial Services
     (Cont.)        size, the Portfolio generally focuses on companies with larger market  capitalizations that the         Company
                    Sub-advisor  believes have  sustainable  growth  prospects and attractive  valuations  based on current and  expected  earnings  or cash flow.  The  Portfolio  may invest up to 20% of its net assets in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------

                    AST Cohen & Steers Realty:  seeks to maximize  total return  through  investment in real estate securities.  The Portfolio  pursues its  investment  objective by seeking,  with  approximately
   REAL ESTATE      equal emphasis,  capital growth and current income. Under normal  circumstances,  the Portfolio
      (REIT)        will invest  substantially all of its assets in the equity securities of real estate companies,      Cohen & Steers
                    i.e., a company that derives at least 50% of its  revenues  from the  ownership,  construction,   Capital Management,
                    financing,  management  or sale of real  estate or that has at least 50% of its  assets in real           Inc.
                    estate. Real estate companies may include real estate investment trusts or REITs.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------

                    AST  Sanford  Bernstein  Managed  Index  500:  seeks to  outperform  the  Standard & Poor's 500
                    Composite  Stock Price Index (the "S&P 500(R)")  through stock  selection  resulting in different weightings of common stocks relative to the index.  The Portfolio will invest  primarily in the common  stocks of companies  included in the S&P 500(R).  In seeking to  outperform  the S&P 500, the  Sub-advisor  starts  with a  portfolio  of stocks  representative  of the  holdings of the
  MANAGED INDEX     index.  It then uses a set of fundamental  quantitative  criteria that are designed to indicate   Sanford C. Bernstein
                    whether a particular  stock will  predictably  perform  better or worse than the S&P 500. Based        & Co., LLC
                    on these  criteria,  the  Sub-advisor  determines  whether the  Portfolio  should  over-weight, under-weight or hold a neutral  position in the stock relative to the proportion of the S&P 500 that the stock  represents.  In addition,  the Sub-advisor also may determine that based on the quantitative  criteria,  certain equity  securities that are not included in the S&P 500 should be held by the Portfolio.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------

                    AST Alliance/Bernstein  Growth + Value: seeks capital growth by investing  approximately 50% of its assets in growth  stocks of large  companies and  approximately  50% of its assets in value stocks of large  companies.  The Portfolio will invest primarily in commons tocks of large U.S.
                    companies  included in the  Russell  1000 Index (the  "Russell  1000").  The Russell  1000 is a
                    market  capitalization-weighted  index that measures the  performance of the 1,000 largest U.S.     Alliance Capital
                    companies.  Normally,  about 60-85  companies will be represented in the Portfolio,  with 25-35     Management, L.P.
                    companies  primarily from the Russell 1000 Growth Index  constituting  approximately 50% of the
                    Portfolio's  net  assets and 35-50  companies  primarily  from the  Russell  1000  Value  Index
    LARGE CAP       constituting  the  remainder  of  the  Portfolio's  net  assets.   There  will  be  a  periodic
      EQUITY        rebalancing  of each  segment's  assets  to take  account  of market  fluctuations  in order to maintain the approximately equal allocation.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alliance  Growth:  seeks long-term  capital growth.  The Portfolio  invests at least 80% of its total assets in the equity  securities of a limited  number of large,  carefully  selected,
                    high-quality  U.S.  companies  that are judged  likely to  achieve  superior  earnings  growth.     Alliance Capital
                    Normally,  about 40-60  companies will be  represented in the Portfolio,  with the 25 companies     Management, L.P.
                    most  highly  regarded  by  the  Sub-advisor  usually  constituting  approximately  70%  of the
                    Portfolio's  net assets.  An emphasis is placed on identifying  companies  whose  substantially above average prospective earnings growth is not fully reflected in current market valuations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST JanCap Growth:  seeks growth of capital in a manner  consistent  with the  preservation  of capital.  Realization of income is not a significant  investment  consideration  and any income realized on the  Portfolio's  investments,  therefore,  will be incidental  to the  Portfolio's
                    objective.  The Portfolio will pursue its objective by investing  primarily in common stocks of      Janus Capital
                    companies that the Sub-advisor  believes are  experiencing  favorable demand for their products       Corporation
                    and services,  and which operate in a favorable  competitive  and regulatory  environment.  The
                    Sub-advisor  generally takes a "bottom up" approach to choosing  investments for the Portfolio.
                    In other words,  the Sub-advisor  seeks to identify  individual  companies with earnings growth potential that may not be recognized by the market at large.

    LARGE CAP
      EQUITY
     (Cont.)
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus  Strategic  Value:  seeks  long-term  growth of capital.  The  Portfolio  pursues its objective by investing  primarily in common stocks with the  potential for long-term  growth of capital using a "value" approach.  This value approach emphasizes  investments in companies the
                    Sub-advisor believes are undervalued  relative to their intrinsic worth.  Realization of income      Janus Capital
                    is not a significant  consideration when choosing investments for the Portfolio.  The Portfolio       Corporation
                    will  generally  focus on the  securities of larger  companies,  however,  it may invest in the securities of smaller  companies,  including  start-up  companies offering emerging products or services.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Marsico  Capital  Growth:  seeks capital  growth.  Income  realization is not an investment objective  and  any  income  realized  on  the  Portfolio's  investments,  therefore,  will  be incidental to the Portfolio's  objective.  The Portfolio will pursue its objective by investing primarily in common stocks of larger,  more  established  companies.  In selecting  investments
                    for the Portfolio,  the Sub-advisor uses an approach that combines "top down" economic analysis     Marsico Capital
                    with "bottom up" stock selection.  The "top down" approach identifies  sectors,  industries and     Management, LLC
                    companies that should benefit from the trends the  Sub-advisor  has observed.  The  Sub-advisor then looks for individual  companies with earnings growth  potential that may not be recognized by the market at large. This is called "bottom up" stock selection.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS  Growth:  seeks  long-term  capital  growth  and future  income.  Under  normal  market conditions,  the  Portfolio  invests  at least 80% of its total  assets  in common  stocks  and
                    related securities,  such as preferred stocks,  convertible securities and depositary receipts,      Massachusetts
                    of companies that the  Sub-advisor  believes offer better than average  prospects for long-term    Financial Services
                    growth.  The Sub-advisor seeks to purchase  securities of companies that it considers  well-run         Company
                    and  poised  for  growth.  The  Portfolio  may  invest up to 35% of its net  assets in  foreign securities.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Sanford  Bernstein Core Value:  seeks  long-term  capital growth by investing  primarily in common stocks.  The  Sub-advisor  expects that the majority of the  Portfolio's  assets will be invested in the common stocks of large  companies  that appear to be  undervalued.  Among other
                    things, the Portfolio seeks to identify compelling buying opportunities  created when companies   Sanford C. Bernstein
                    are undervalued on the basis of investor  reactions to near-term problems or circumstances even        & Co., LLC
                    though their long-term  prospects  remain sound. The Sub-advisor  seeks to identify  individual companies with earnings growth potential that may not be recognized by the market at large.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alger All-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in equity securities,  such as common or preferred stocks, that are listed on U.S. exchanges or in
                    the  over-the-counter  market.  The Portfolio may invest in the equity  securities of companies        Fred Alger
                    of all sizes,  and may emphasize  either  larger or smaller  companies at a given time based on    Management, Inc.*
                    the Sub-advisor's assessment of particular companies and market conditions.
      ALL-CAP
      EQUITY
                   *Due to the  events  of  September  11,  2001,  effective  September  17,  2001,  Massachusetts
                    Financial Services Company ("MFS") will act as interim  co-portfolio  manager for the AST Alger
                    All-Cap  Growth  portfolio.  Personnel  from the MFS team  currently  responsible  for managing
                    American Skandia's AST MFS Growth portfolio will be assuming  day-to-day  management of the AST
                    Alger  All-Cap  Growth   portfolio  assets  in  conjunction  with  personnel  from  Fred  Alger
                    Management, Inc.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  All-Cap  Value:  seeks  capital  growth.  The  Portfolio  pursues its objective by investing primarily in readily marketable equity securities including common stocks,  preferred stocks and  securities  that may be converted at a later time into common stock.  The Portfolio
      ALL-CAP       may invest in the  securities  of companies of all sizes,  and may  emphasize  either larger or  GAMCO Investors, Inc.
      EQUITY        smaller  companies  at a  given  time  based  on the  Sub-advisor's  assessment  of  particular
      (Cont.)       companies and market  conditions.  The Portfolio  focuses on companies that appear  underpriced relative  to their  private  market  value  ("PMV").  PMV is the  value  that  the  Portfolio's
                    Sub-advisor believes informed investors would be willing to pay for a company.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus Mid-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in common stocks,  selected for their growth  potential,  and normally invests at least 65% of its
                    equity  assets  in  medium-sized  companies.  For  purposes  of  the  Portfolio,   medium-sized
                    companies  are those whose market  capitalizations  (measured at the time of  investment)  fall      Janus Capital
                    within the range of  companies  in the  Standard & Poor's  MidCap  400 Index.  The  Sub-advisor       Corporation
                    seeks  to  identify  individual  companies  with  earnings  growth  potential  that  may not be recognized by the market at large.

  MID-CAP EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Growth:  seeks capital growth. The Portfolio  primarily invests in
                    the common stocks of mid-cap  companies,  i.e.,  companies  with equity market  capitalizations     Neuberger Berman
                    from $300 million to $10 billion at the time of investment.  The Portfolio is normally  managed        Management
                    using a growth-oriented  investment approach.  The Sub-advisor looks for fast-growing companies       Incorporated
                    that are in new or rapidly evolving industries.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Value:  seeks capital growth.  The Portfolio  primarily invests in the  common  stocks of  mid-cap  companies.  Under the  Portfolio's  value-oriented  investment
                    approach,  the Sub-advisor looks for well-managed  companies whose stock prices are undervalued     Neuberger Berman
                    and that may rise in price  before  other  investors  realize  their  worth.  Factors  that the        Management
                    Sub-advisor may use to identify these companies  include strong  fundamentals,  including a low       Incorporated
                    price-to-earnings  ratio,  consistent cash flow, and a sound track record through all phases of the market cycle.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------

                    Evergreen VA Omega:  seeks maximum capital growth.  The Portfolio  invests  primarily in common
                    stocks and  securities  convertible  into  common  stocks of U.S.  companies  across all market   Evergreen Investment
                    capitalizations.  The  Portfolio  utilizes the  fully-managed  investment  concept  whereby the   Management Company,
                    Portfolio's  manager  will  continuously  review the  Portfolio's  holdings  in light of market           LLC
                    conditions,  business  developments  and  economic  trends.  During  this review  process,  the     (f/k/a Evergreen
                    Portfolio's  manager  seeks to identify and invest in industries  that are growing  faster than  Investment Management
                    the economy.  The Portfolio  invests in companies of all sizes. The continuous  review may lead         Company)
                    to high portfolio  turnover,  but that will not limit investment  decisions.  The Portfolio may also invest up to 25% of its assets in foreign securities.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Dynamics:  seek  capital  appreciation.  The  Portfolio
                    invests   primarily  in  common  stocks  of  mid-size  U.S.   companies  -  those  with  market
                    capitalizations  between $2 billion  and $15 billion at the time of purchase - but also has the flexibility to invest in other types of securities,  including  preferred  stocks,  convertible
                    securities  and bonds.  The core of the  Portfolio's  portfolio  is invested in  securities  of   INVESCO Funds Group,
                    established  companies  that are leaders in attractive  growth markets with a history of strong           Inc.
                    returns.  The  remainder of the  Portfolio  is invested in  securities  that show  accelerating growth,  driven by product cycles,  favorable  industry or sector  conditions and other factors that will lead to rapid sales and earnings growth.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Although investments in securities of smaller companies are generally  considered to offer greater opportunity for appreciation,  they also involve  greater risk of  depreciation  than  securities of larger  companies.  Smaller  companies may lack depth of management,  financial resources,  or they may be  developing  or  marketing  products or services  for which there is not an  established  market.  Additionally, smaller  companies  normally have fewer shares  outstanding and trade less frequently than large  companies.  Therefore,  the securities of smaller companies may be subject to wider price fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  Aggressive  Growth:  seeks capital growth.  The Portfolio pursues its investment objective by investing  in equity  securities  of companies  offering  superior  prospects  for earnings  growth.  The Portfolio  focuses its  investments on the equity  securities of smaller
                    companies,  but it is not  subject to any  specific  market  capitalization  requirements.  The   Federated Investment
                    Portfolio may invest in foreign issuers through American Depositary  Receipts.  The Portfolio's        Counseling
                    strategies with respect to security analysis,  market  capitalization and sector allocation are designed to produce a portfolio of stocks whose long-term  growth  prospects are  significantly above those of the S&P 500 Index.

    SMALL CAP
      EQUITY

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  Small-Cap  Value (f/k/a AST T. Rowe Price Small Company  Value):  seeks to provide long-term capital growth by investing primarily in  small-capitalization  stocks that appear to be  undervalued.  The Portfolio will normally invest at least 65% of its total assets in stocks
                    and   equity-related   securities   of  small   companies   ($1   billion  or  less  in  market          GAMCO
                    capitalization).  Reflecting a value approach to investing,  the Portfolio will seek the stocks     Investors, Inc.
                    of companies  whose current stock prices do not appear to adequately  reflect their  underlying value as measured by assets, earnings, cash flow or business franchises.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------

                    AST Goldman  Sachs  Small-Cap  Value (f/k/a AST Lord Abbett Small Cap Value):  seeks  long-term capital  appreciation.  The Portfolio will seek its objective through investments  primarily in equity  securities  that are  believed to be  undervalued  in the  marketplace.  The  Portfolio
                    primarily  seeks  companies  that  are  small-sized,  based on the  value of their  outstanding   Goldman Sachs Asset
                    stock. Specifically,  under normal circumstances,  at least 65% of the Portfolio's total assets        Management
                    will be invested in common stocks issued by smaller,  less  well-known  companies  (with market capitalizations of less than $4 billion at the time of investment).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST PBHG  Small-Cap  Growth  (f/k/a AST Janus  Small-Cap  Growth):  seeks capital  growth.  The
                    Portfolio  pursues its objective by normally  investing at least 80% of its total assets in the     Pilgrim Baxter &
                    common stocks of small-sized  companies,  i.e., whose market capitalizations or annual revenues     Associates, Ltd.
                    are less than $1 billion at the time of purchase.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Scudder  Small-Cap  Growth (f/k/a AST Kemper  Small-Cap  Growth):  seeks maximum  growth of investors' capital from a portfolio  primarily of growth stocks of smaller companies.  At least
                    65% of the  Portfolio's  total assets  normally  will be invested in the equity  securities  of
                    smaller  companies,  i.e.,  those having a market  capitalization  of $2 billion or less at the      Zurich Scudder
                    time of  investment,  many of which  would be in the early  stages  of their  life  cycle.  The    Investments, Inc.
                    Portfolio seeks  attractive  areas for investment that arise from factors such as technological advances, new marketing methods, and changes in the economy and population.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Special Equity:  seeks capital growth.  The Portfolio  strives to provide a return   Evergreen Investment
                    greater  than  broad  stock  market  indices  such  as the  Russell  2000  Index  by  investing   Management Company,
                    principally  in a diversified  portfolio of common stocks of U.S.  companies.  The  Portfolio's           LLC
                    investment  adviser  principally  chooses  companies which it expects will experience growth in     (f/k/a Meridian
                    earnings  and price,  and which have small market  capitalizations  (up to $1.5  billion).  The   Investment Company)
                    Portfolio may purchase stocks in initial public offerings (IPOs).
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Global Equity:  seeks capital  growth.  Under normal market  conditions,  the Portfolio invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as
                    preferred stock,  convertible  securities and depositary receipts,  of U.S. and foreign issuers      Massachusetts
                    (including  issuers  in  developing  countries).  The  Portfolio  generally  seeks to  purchase    Financial Services
                    securities of companies with relatively large market capitalizations  relative to the market in         Company
                    which they are traded.

  GLOBAL EQUITY
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Global Leaders:  seeks to provide  investors with long-term  capital  growth.  The
                    Portfolio  normally  invests as least 65% of its assets in a diversified  portfolio of U.S. and   Evergreen Investment
                    non-U.S.   equity  securities  of  companies  located  in  the  world's  major   industrialized   Management Company,
                    countries.  The Portfolio  will invest in no less than three  countries,  which may include the           LLC
                    U.S.,  but may invest more than 25% of its total assets in one country.  The Portfolio  invests     (f/k/a Evergreen
                    only in the  best  100  companies,  which  are  selected  by the  investment  advisor  based on     Asset Management
                    qualitative  and  quantitative  criteria  such as high  return on equity,  consistent  earnings          Corp.)
                    growth and established market presence.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
Investments in securities of foreign issuers may involve risks that are not present with domestic  investments.  Some of these risks may be fluctuations in currency exchange rates, less liquid and more volatile  securities  markets,  unstable  political and economic  structures, reduced  availability of public information and lack of uniform financial  reporting and regulatory  practices compared to those that apply to U.S. issuers.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST AIM International  Equity:  seeks capital growth. The Portfolio seeks to meet its objective by investing,  normally,  at least 70% of its assets in marketable equity securities of foreign
                    companies that are listed on a recognized  foreign  securities  exchange or traded in a foreign      A I M Capital
                    over-the-counter  market.  The Portfolio will normally  invest in a diversified  portfolio that     Management, Inc.
                    includes  companies  from at least  four  countries  outside  the  United  States,  emphasizing countries of Western Europe and the Pacific Basin.

  INTER-NATIONAL
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST American Century  International  Growth:  seeks capital growth.  The Portfolio will seek to achieve its  investment  objective  by  investing  primarily  in equity  securities  of foreign companies  that the  Sub-advisor  believes  will  increase  in value  over time.  Under  normal
                    conditions,  the  Portfolio  will  invest at least 65% of its  assets in equity  securities  of     American Century
                    issuers from at least three  countries  outside of the United States.  The  Sub-advisor  uses a        Investment
                    growth  investment  strategy it developed  that looks for  companies  with earnings and revenue     Management, Inc.
                    growth.  The  Sub-advisor  will  consider  a  number  of other  factors  in  making  investment selections,  including the prospects for relative  economic  growth among countries or regions, economic and political  conditions,  expected inflation rates,  currency exchange  fluctuations and tax considerations.
                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Founders  Passport:  seeks capital  growth.  The Portfolio  normally  invests  primarily in equity  securities  issued by foreign  companies  that have  market  capitalizations  or annual
                    revenues  of  $1.5  billion  or  less.  These  securities  may  represent   companies  in  both
                    established  and  emerging  economies  throughout  the world.  At least 65% of the  Portfolio's      Founders Asset
                    total assets  normally will be invested in foreign  securities  representing a minimum of three      Management LLC
                    countries.  Foreign  securities  are  generally  considered  to involve more risk than those of
                    U.S.  companies,  and  securities of smaller  companies are generally  considered to be riskier than those of larger companies.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Scudder  Japan:  seeks  long-term  capital  growth.  The Portfolio  pursues its  investment objective  by  investing  at least 80% of net assets in Japanese  securities  (those  issued by
                    Japan-based  companies  or their  affiliates,  or by any company that derives more than half of      Scudder Kemper
                    its revenues from Japan).  The Portfolio may invest in stocks of any size,  including up to 30%    Investments, Inc.
                    of its net  assets in  smaller  companies  that are traded  over-the-counter.  The  Portfolio's focus on a single  country could give rise to increased  risk, as the  Portfolio's  investments will not be diversified among countries having varying characteristics and market performance.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Europe 30: seeks daily  investment  results that  correspond to the  performance  of the ProFunds Europe 30 Index.  The ProFunds Europe 30 Index,  created by ProFund  Advisors,  is
                    composed of 30 European  companies  whose  securities  are traded on U.S.  exchanges  or on the   ProFund Advisors LLC
                    NASDAQ as ADRs with the highest market capitalization, as determined annually.

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    The  Prudential  Series  Fund,  Inc.  - SP  Jennison  International  Growth:  seeks to  provide
                    long-term   growth  of  capital.   The   Portfolio   pursues  its  objective  by  investing  in
                    equity-related  securities of foreign  issuers that the  Sub-advisor  believes will increase in        Prudential
                    value over a period of years.  The  Portfolio  invests  primarily  in the common stock of large     Investments Fund
                    and  medium-sized  foreign  companies.  Under normal  circumstances,  the Portfolio  invests at     Management, LLC/
                    least 65% of its total  assets in common  stock of foreign  companies  operating or based in at   Jennison Associates
                    least five different  countries.  The Portfolio  looks  primarily for stocks of companies whose           LLC
                    earnings are growing at a faster rate than other companies and that have  above-average  actual and  potential  earnings  growth  over  the long  term and  strong  financial  and  operational characteristics.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Montgomery  Variable Series - Emerging  Markets:  seeks long-term capital  appreciation,  under
                    normal  conditions  by investing at least 65% of its total assets in stocks of companies of any     Montgomery Asset
 EMERGING MARKETS   size based in the world's  developing  economies.  Under  normal  conditions,  investments  are     Management, LLC
                    maintained  in at least six  countries at all times and no more than 35% of total assets in any single one of them.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Sector funds generally  diversify their  investments  across  particular  economic  sectors or a single  industry.  However,  because those investments  are limited to a  comparatively  narrow  segment of the economy,  the  Portfolios  are generally not as  diversified  as other
Portfolios.  Sector  funds tend to be more  volatile  than other types of funds.  The value of fund shares may go up and down more  rapidly than other funds. Each sector of the economy may also have different  regulatory or other risk factors that can cause greater  fluctuations in the share price.  Each ProFunds VP sector Portfolio will concentrate its investments in a particular  industry or group of industries to approximately  the same extent the applicable Index is so  concentrated.  Please read the prospectus for the Portfolios for further details about the risks of the particular sector of the economy.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Kinetics  Internet:  seeks long-term  growth of capital.  Under normal  circumstances,  the
                    Portfolio  invests at least 65% of its total assets in common stocks,  convertible  securities, warrants and other equity  securities  having the  characteristics  of common  stocks,  such as
                    American Depositary  Receipts and International  Depositary  Receipts,  of domestic and foreign companies  that are engaged in the  Internet and  Internet-related  activities.  The  Portfolio
                    also may make  investments  directly in foreign  companies that are engaged in the Internet and      Kinetics Asset
                    Internet-related  activities and whose equity  securities  trade outside of the U.S.  Portfolio     Management, Inc.
                    securities  will be  selected  by the  Sub-advisor  from  companies  that  are  engaged  in the development of hardware, software and telecommunications  solutions that enable the transaction
      SECTOR        of business on the Internet by  individuals  and  companies,  as well as  companies  that offer products and services  primarily via the Internet.  The Portfolio seeks to invest in the equity securities  of  companies  whose  research and  development  efforts may result in higher stock values.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Natural  Resources:  seeks  long-term  capital growth  primarily  through the common stocks of companies  that own or develop  natural  resources  (such as energy  products, precious  metals,  and forest  products) and other basic  commodities.  The Portfolio  normally
                    invests  primarily (at least 65% of its total assets) in the common stocks of natural  resource      T. Rowe Price
                    companies whose earnings and tangible  assets could benefit from  accelerating  inflation.  The     Associates, Inc.
                    Portfolio looks for companies that have the ability to expand production,  to maintain superior
                    exploration  programs  and  production   facilities,   and  the  potential  to  accumulate  new
                    resources.  At least 50% of Portfolio assets will be invested in U.S. securities,  up to 50% of total assets also may be invested in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Financial  Services:  seeks  capital  appreciation.  The
                    Portfolio  invests  primarily in the equity  securities of companies  involved in the financial services sector.  These companies include,  among others,  banks (regional and  money-centers),
                    insurance  companies  (life,  property  and  casualty,  and  multiline),   and  investment  and   INVESCO Funds Group,
                    miscellaneous   industries   (asset  managers,   brokerage   firms,  and   government-sponsored           Inc.
                    agencies).  The investment  advisor seeks  companies  which it believes can grow their revenues and  earnings  in a variety of  interest  rate  environments  - although  securities  prices of financial services companies generally are interest rate-sensitive.
      SECTOR
     (Cont.)
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds  -  Health  Sciences:  seeks  capital  appreciation.   The
                    Portfolio  invests  primarily in the equity  securities of companies  that develop,  produce or distribute  products or services related to health care. These companies  include,  but are not
                    limited to,  medical  equipment  or  supplies,  pharmaceuticals,  health care  facilities,  and   INVESCO Funds Group,
                    applied research and development of new products or services.  The investment  advisor attempts           Inc.
                    to blend  well-established  healthcare  firms with  faster-growing,  more  dynamic  health care companies, which have new products or are increasing their market share of existing products.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Technology:  seeks capital  appreciation.  The Portfolio invests  primarily  in  the  equity  securities  of  companies  engaged  in  technology-related industries.  These include,  but are not limited to,  communications,  computers,  electronics,
                    Internet, IT services and consulting,  oceanography, office and factory automation, networking,   INVESCO Funds Group,
                    applied  technology,  biotechnology,  robotics  and video.  A core  portion of the  Portfolio's           Inc.
                    holdings are invested in  market-leading  technology  companies  which the  investment  advisor
                    believes  will  maintain  or  improve  their  market  share   regardless  of  overall  economic
                    conditions.  The  remainder  of  the  Portfolio's  holdings  consist  of  faster-growing,  more volatile  technology  companies which the investment advisor believes to be emerging leaders in their fields.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Telecommunications:  seeks  capital  appreciation.  The
                    Portfolio  invests  primarily in the equity  securities  of  companies  that are engaged in the design,  development,  manufacture,  distribution,  or  sale  of  communications  services  and
                    equipment,  and  companies  that are  involved  in  supplying  equipment  or  services  to such   INVESCO Funds Group,
                    companies.  The  telecommunications  sector includes  companies that offer telephone  services,           Inc.
                    wireless   communications,   satellite   communications,   television  and  movie  programming,
                    broadcasting  and Internet access.  Normally,  the Portfolio will invest primarily in companies located in at least three different  countries,  although U.S.  issuers will often dominate the holdings.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Biotechnology:  seeks  daily  investment  results  that  correspond  to the  daily performance  of the Dow Jones  U.S.  Biotechnology  Index  ("Index").  The Index  measures  the performance  of the  biotechnology  sector of the U.S.  equity  market.  The Portfolio  invests
                    primarily in equity  securities of, or in instruments that provide  exposure to,  biotechnology   ProFund Advisors LLC
                    companies engaged in genetic research,  and/or the marketing and development of recombinant DNA products.  Companies  represented in this sector may include companies that may be newly formed and that have relatively small market capitalizations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Energy:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Energy Sector Index  ("Index").  The Index measures the  performance of the
                    energy sector of the U.S. equity market.  The Portfolio  invests primarily in equity securities   ProFund Advisors LLC
                    of, or in instruments  that provide  exposure to, energy  companies  engaged in the business of oil equipment and services, oil-major, oil-secondary and pipelines.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Financial:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Financial Sector Index ("Index").  The Index measures the performance of the financial  economic sector of the U.S. equity market.  The Portfolio  invests  primarily in equity  securities  of,  or  in  instruments  that  provide  exposure  to,  financial  services
                    companies,  including regional banks, major international banks, insurance companies, companies   ProFund Advisors LLC
                    that invest,  directly or indirectly in real estate,  Fannie Mae,  credit card insurers,  check cashing companies,  mortgage lenders,  investment  advisors,  savings and loans, savings banks, thrifts,  building  associations  and  societies,  credit  unions,  securities  broker-dealers, including investment banks and merchant banks, online brokers,  publicly traded stock exchanges and specialty finance companies.

      SECTOR
     (Cont.)
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Healthcare:   seeks  daily  investment   results  that  correspond  to  the  daily
                    performance of the Dow Jones U.S.  Healthcare  Sector Index  ("Index").  The Index measures the performance  of the  healthcare  sector  of the  U.S.  equity  market.  The  Portfolio  invests
                    primarily in equity  securities  of, or in  instruments  that provide  exposure to, health care   ProFund Advisors LLC
                    providers,  biotechnology  companies and  manufacturers of medical  supplies,  advanced medical devices and pharmaceuticals.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Real  Estate:  seeks  daily  investment  results  that  correspond  to  the  daily performance  of the Dow  Jones  U.S.  Real  Estate  Index  ("Index").  The Index  measures  the performance  of the real  estate  industry  sector of the U.S.  equity  market.  The  Portfolio
                    invests  primarily in equity  securities of, or in instruments  that provide exposure to, hotel   ProFund Advisors LLC
                    and resort  companies  and real estate  investment  trusts  (REITs) that invest in  apartments, office and retail properties.  REITs are passive  investment  vehicles that invest primarily in income-producing real estate or real estate related loans or interests.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Technology:  seeks daily investment results that correspond to the daily performance of the Dow Jones U.S.  Technology  Sector Index  ("Index").  The Index measures the performance of the technology  sector of the U.S. equity market.  The Portfolio invests primarily in equity
                    securities  of,  or in  instruments  that  provide  exposure  to,  companies  involved  in  the   ProFund Advisors LLC
                    development and production of technology  products,  including  computer hardware and software, telecommunications  equipment,  microcomputer  components,  integrated  computer  circuits  and office equipment utilizing technology.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  Telecommunications:  seeks daily  investment  results that  correspond to the daily performance  of the Dow  Jones  U.S.  Telecommunications  Sector  Index  ("Index").  The  Index
                    measures the  performance  of the  telecommunications  sector of the U.S.  equity  market.  The
                    Portfolio  invests  primarily in equity  securities of, or in instruments that provide exposure   ProFund Advisors LLC
                    to,   telecommunications   companies   including   fixed  line   communications   and  wireless
                    communications.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Utilities:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Utilities Sector Index ("Index").  The Index measures the performance of
                    the utilities  sector of the U.S.  equity  market.  The Portfolio  invests  primarily in equity   ProFund Advisors LLC
                    securities  of, or in  instruments  that provide  exposure  to,  utility  companies,  including electric utilities, gas utilities and water utilities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The First Trust(R)10 Uncommon Values Portfolio of the First Defined  Portfolio Fund LLC invests in the securities of a relatively few number of issuers.  Since the assets of the  Portfolio  are invested in a limited  number of issuers,  the net asset value of the Portfolio may be more susceptible to a single adverse economic,  political or regulatory occurrence.  The Portfolio may also be subject to additional market risk due to its policy of investing  based on an investment  strategy and generally not buying or selling  securities in response to market fluctuations.  The  Portfolio's  relative lack of diversity and limited  ongoing  management may subject Owners to greater market risk than other portfolios.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    First Trust(R)10 Uncommon  Values:  seeks to provide  above-average  capital  appreciation.  The
                    Portfolio  pursues its objective by investing  primarily in the ten common  stocks  selected by
                    the  Investment  Policy  Committee  of  Lehman  Brothers  Inc.  ("Lehman  Brothers")  with  the   First Trust Advisors
                    assistance  of the Research  Department  of Lehman  Brothers  which,  in their opinion have the           L.P.
     STRATEGY       greatest  potential for capital  appreciation  during the next year. The stocks included in the
                    Portfolio  are adjusted  annually on or about July 1st in  accordance  with the  selections  of
                    Lehman Brothers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The ProFund VP Bear,  Bull Plus,  OTC,  UltraOTC and  UltraSmall-Cap  portfolios are available to all Owners.  It is recommended  that only those Owners who engage a financial  advisor to allocate their funds in strategic or tactical asset allocation  strategies  invest in these portfolios. There can be no assurance that any financial advisor will successfully predict market fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bear:  seeks daily investment  results that correspond to the inverse  (opposite) of the daily  performance  of the S&P 500(R)Index.  The S&P 500(R)Index is  comprised  of  diverse, widely traded,  large capitalization  companies.  If the Portfolio is successful in meeting its
                    objective,  it should  increase in value in direct  proportion  to any decrease in the level of   ProFund Advisors LLC
                    the S&P 500(R)Index.  Conversely,  its value will  decrease in direct  proportion  to any daily increase in the level of the S&P 500(R)Index.

   STRATEGIC OR
     TACTICAL
   ALLOCA-TION
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bull Plus:  seeks daily  investment  results that correspond to one and a half times
                    (150%)  the  daily  performance  of the S&P(R)500  Index.  The S&P 500(R)Index is  comprised  of diverse,  widely  traded,  large  capitalization  companies.  If the Portfolio is successful in
                    meeting its  objective,  it should gain  approximately  one and a half times as much as the S&P   ProFund Advisors LLC
                    500(R)Index  when the  prices of the  securities  in the S&P 500(R)Index rise on a given day and should lose approximately one and a half times as much when such prices decline on a given day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP OTC: seeks daily investment  results that correspond to the daily performance of the
                    NASDAQ  100  Index(TM).  The  NASDAQ 100 Index(TM)is  comprised  primarily  of large  capitalization
                    companies,  most with a technology  or growth  orientation.  If the  Portfolio is successful in   ProFund Advisors LLC
                    meeting its  objective,  it should  increase or decrease in value in direct  proportion  to any increase or decrease in the daily value of the NASDAQ 100 Index(TM).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP UltraOTC:  seeks daily investment  results that correspond to twice (200%) the daily performance of the NASDAQ 100 Index(TM).  The Portfolio  principally  invests in futures contracts on stock  indexes and options on futures  contracts and  financial  instruments  such as equity
                    caps,  collars,  floors and options on  securities  and stock  indexes of large  capitalization   ProFund Advisors LLC
                    companies.   If  the  Portfolio  is  successful  in  meeting  its  objective,  it  should  gain approximately  twice as much as the growth  oriented  NASDAQ 100 Index(TM)when the prices of the securities in that index rise on a given day and should lose  approximately  twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  UltraSmall-Cap  (f/k/a ProFund VP Small Cap): seeks daily  investment  results that correspond  to twice (200%) the daily  performance  of the Russell  2000(R)Index.  The Portfolio principally  invests in futures contracts on stock indexes and options on futures contracts and
                    financial instruments such as equity caps, collars,  floors and options on securities and stock   ProFund Advisors LLC
                    indexes of  diverse,  widely  traded,  small  capitalization  companies.  If the  Portfolio  is successful in meeting its objective,  it should gain approximately  twice as much as the growth oriented  Russell  2000(R)Index when the prices of the  securities in that index rise on a given day and should lose approximately twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

"Standard & Poor's(R),"  "S&P(R)," "S&P 500(R),"  "Standard & Poor's 500," and "500" are  trademarks  of the  McGraw-Hill
Companies,  Inc.  and have been  licensed  for use by  American  Skandia  Investment  Services,  Incorporated.  The
Portfolio  is not  sponsored,  endorsed,  sold or  promoted  by  Standard & Poor's and  Standard & Poor's  makes no representation regarding the advisability of investing in the Portfolio.

The First  Trust(R)10 Uncommon  Values  portfolio  is not  sponsored or created by Lehman  Brothers,  Inc.  ("Lehman
Brothers").  Lehman  Brothers' only  relationship  to First Trust is the licensing of certain  trademarks and trade names of Lehman  Brothers and of the "10 Uncommon  Values" which is  determined,  composed and calculated by Lehman
Brothers without regard to First Trust or the First Trust(R)10 Uncommon Values portfolio.

Dow Jones has no  relationship  to the ProFunds VP,  other than the  licensing of the Dow Jones sector  indices and its service marks for use in connection  with the ProFunds VP. The ProFunds VP are not sponsored,  endorsed,  sold, or promoted by Standard & Poor's or NASDAQ,  and  neither  Standard & Poor's nor NASDAQ  makes any  representations regarding the advisability of investing in the ProFunds VP.

WHAT ARE THE FIXED INVESTMENT OPTIONS?
We  offer  fixed  investment  options  of  different  durations  during  the  accumulation   period.  These  "Fixed
Allocations"  earn a  guaranteed  fixed rate of interest  for a  specified  period of time,  called the  "Guarantee
Period."  In most  states,  we offer Fixed  Allocations  with  Guarantee  Periods  from 1 to 10 years.  We may also offer  special  purpose Fixed  Allocations  for use with certain  optional  investment  programs.  We guarantee the fixed rate for the entire Guarantee  Period.  However,  if you withdraw or transfer Account Value before the end of the  Guarantee  Period,  we will  adjust the value of your  withdrawal  or  transfer  based on a formula,  called a
"Market  Value  Adjustment."  The Market  Value  Adjustment  can either be positive or  negative,  depending on the rates that are currently being credited on Fixed  Allocations.  Please refer to the section  entitled "How does the
Market Value  Adjustment  Work?" for a description of the formula along with examples of how it is calculated.  You may allocate Account Value to more than one Fixed Allocation at a time.

Fixed Allocations are currently not available in the state of Maryland, Nevada, Oregon, Utah and Washington.

FEES AND CHARGES

WHAT ARE THE CONTRACT FEES AND CHARGES?
(The Contingent Deferred Sales Charge is often referred to as a "Surrender Charge" or "CDSC".)

Contingent  Deferred  Sales  Charge:  We do not  deduct a sales  charge  from  Purchase  Payments  you make to your
Annuity.  However,  we may deduct a Contingent  Deferred Sales Charge or CDSC if you surrender your Annuity or when you make a partial  withdrawal.  This CDSC  reimburses  us for expenses  related to sales and  distribution  of the
Annuity,  including  commissions,  marketing materials and other promotional expenses.  The CDSC is calculated as a percentage  of your  Purchase  Payment being  surrendered  or withdrawn  during the  applicable  Annuity Year.  For purposes of  calculating  the CDSC, we consider the year  following the date we receive a Purchase  Payment as Year
1. The amount of the CDSC  applicable  to each Purchase  Payment  decreases  over time,  measured from the date the
Purchase Payment is applied.  The CDSC percentages are shown below.

                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----

                           YEARS               1      2     3     4     5     6     7     8     9+
                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----
                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----

                           CHARGE (%)         8.5    8.5   8.5   8.5   7.0   6.0   5.0   4.0   0.0
                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----

Each  Purchase  Payment has its own CDSC period.  When you make a  withdrawal,  we assume that the oldest  Purchase
Payment is being  withdrawn  first so that the lowest CDSC is deducted from the amount  withdrawn.  After eight (8)
complete  years from the date you make a Purchase  Payment,  no CDSC will be assessed if you  withdraw or surrender that Purchase Payment.

Under certain  circumstances  you can withdraw a limited  amount of Account Value  without  paying a CDSC.  This is referred to as a "Free  Withdrawal." We may waive the CDSC under certain  medically-related  circumstances  or when taking  a  Minimum  Distribution  from  an  Annuity  purchased  as  a  "qualified"  investment.  Free  Withdrawals,
Medically-Related  Waivers and Minimum  Distributions are each explained more fully in the section entitled "Access to Your Account Value".

Annual  Maintenance  Fee:  During  the  accumulation  period  we  deduct  an Annual  Maintenance  Fee.  The  Annual
Maintenance  Fee is $35.00 or 2% of your Account Value invested in the variable  investment  options,  whichever is less.  This fee will be  deducted  annually  on the  anniversary  of the  Issue  Date of your  Annuity  or,  if you surrender  your Annuity  during the Annuity  Year,  the fee is deducted at the time of  surrender.  We may increase the Annual  Maintenance  Fee.  However,  any  increase  will only apply to  Annuities  issued after the date of the increase.

Optional  Benefits:  If you elect to purchase either optional Death Benefit,  we will deduct the annual charge from your Account  Value on the  anniversary  of your  Annuity's  Issue Date or, under certain  circumstances  on a date other than the  anniversary  date. The charge is deducted in addition to the Insurance  Charge due to the increased insurance  risk  associated  with the  optional  Death  Benefits.  Under  certain  circumstances,  we may  deduct a pro-rata  portion of the annual  charge for the  optional  Death  Benefit.  Please  refer to the  section  entitled
"Death  Benefit" for a description  of the charge for each  Optional  Death  Benefit.  If you elect to purchase the
Guaranteed  Return  Option,  we will deduct the annual  charge from your Account Value on the  anniversary  of your
Annuity's Issue Date.  Under certain  circumstances,  we may deduct a pro-rata portion of the annual charge for the
Guaranteed  Return  Option.  Please  refer to the section  entitled  "Managing  Your  Account  Value - Do you offer programs  designed to guarantee a "return of premium" at a future  date?" for a  description  of the charge for the
Guaranteed Return Option.

Transfer Fee:  Currently,  you may make twenty (20) free transfers  between  investment  options each Annuity Year.
We will charge  $10.00 for each transfer  after the  twentieth in each Annuity  Year. We do not consider  transfers made as part of a dollar cost  averaging  program when we count the twenty free  transfers.  Transfers made as part of a rebalancing,  market timing or third party investment  advisory service will be subject to the twenty-transfer limit.  However,  all  transfers  made on the same day will be treated as one (1)  transfer.  Renewals or transfers of Account Value from a Fixed  Allocation  at the end of its  Guarantee  Period are not subject to the Transfer Fee and are not counted toward the twenty free  transfers.  We may reduce the number of free  transfers  allowable each
Annuity Year  (subject to a minimum of eight)  without  charging a Transfer  Fee unless you make use of  electronic means to transmit your transfer  requests.  We may  eliminate  the Transfer Fee for transfer  requests  transmitted electronically or through other means that reduce our processing costs.

Tax Charges:  Several states and some municipalities  charge premium taxes or similar taxes. The amount of tax will vary from  jurisdiction to jurisdiction  and is subject to change.  The tax charge  currently  ranges up to 3 1/2%. We generally  will deduct the amount of tax payable at the time the tax is imposed,  but may also decide to deduct tax charges  from each  Purchase  Payment at the time of a  withdrawal  or surrender of your Annuity or at the time you elect  to begin  receiving  annuity  payments.  We may  assess a charge  against  the  Sub-accounts  and the  Fixed
Allocations equal to any taxes which may be imposed upon the separate accounts.

WHAT CHARGES APPLY SOLELY TO THE SUB-ACCOUNTS?

Insurance  Charge:  We deduct an  Insurance  Charge  daily  against  the  average  daily  assets  allocated  to the
Sub-accounts.  The  Insurance  Charge is the  combination  of the  Mortality & Expense Risk Charge  (1.25%) and the
Administration  Charge  (0.15%).  The total charge is equal to 1.40% on an annual basis.  The  Insurance  Charge is intended to compensate  American  Skandia for providing the  insurance  benefits  under the Annuity,  including the
Annuity's basic death benefit that provides  guaranteed  benefits to your beneficiaries even if the market declines and the risk that  persons we  guarantee  annuity  payments to will live longer  than our  assumptions.  The charge also covers  administrative  costs  associated with providing the Annuity  benefits,  including  preparation of the contract,  confirmation  statements,  annual account  statements and annual  reports,  legal and accounting fees as well as various related  expenses.  Finally,  the charge covers the risk that our  assumptions  about the mortality risks and expenses  under this Annuity are  incorrect  and that we have agreed not to increase  these  charges over time despite our actual  costs.  We may increase the portion of the total  Insurance  Charge that is deducted as an
Administrative Charge.  However, any increase will only apply to Annuities issued after the date of the increase.

American  Skandia  may make a profit on the  Insurance  Charge if,  over time,  the actual  cost of  providing  the guaranteed  insurance  obligations  under the Annuity are less than the amount we deduct for the Insurance  Charge.
To the extent we make a profit on the Insurance  Charge,  such profit may be used for any other corporate  purpose, including  payment  of other  expenses  that  American  Skandia  incurs in  promoting,  distributing,  issuing  and administering the Annuity.

The  Insurance  Charge is not deducted  against  assets  allocated to a Fixed  Allocation.  However,  the amount we credit to Fixed  Allocations  may also reflect  similar  assumptions  about the  insurance  guarantees  provided to
Contract Owners under the Annuity.

WHAT CHARGES ARE ASSESSED BY THE PORTFOLIOS?
We do not assess any charges directly against the Portfolios.  However,  each Portfolio  charges a total annual fee comprised of an investment  management fee,  operating  expenses and any distribution and service (12b-1) fees that may apply.  These fees are  deducted  daily by each  Portfolio  before it provides  American  Skandia  with the net asset value as of the close of business  each day. More  detailed  information  about fees and charges can be found in the prospectuses for the Portfolios.  Please also see "Service Fees Payable by Underlying Funds".

WHAT CHARGES APPLY TO THE FIXED ALLOCATIONS?
No specific fee or expenses are deducted when determining the rate we credit to a Fixed  Allocation.  However,  for some of the same reasons that we deduct the Insurance  Charge against Account Value allocated to the  Sub-accounts, we also take into consideration  mortality,  expense,  administration,  profit and other factors in determining the interest  rates we credit to Fixed  Allocations.  Any CDSC or Tax Charge applies to amounts that are taken from the variable  investment  options or the Fixed  Allocations.  A Market Value  Adjustment  may also apply to  transfers, certain withdrawals, surrender or annuitization from a Fixed Allocation.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYOUT?
In certain  states a tax is due if and when you  exercise  your right to receive  periodic  annuity  payments.  The amount  payable will depend on the applicable  jurisdiction  and on the annuity  payment option you select.  If you select a fixed  payment  option,  the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize.  There is no specific charge deducted from these  payments;  however,  the amount of each annuity payment reflects  assumptions  about our insurance  expenses.  If you select a variable payment option that we may offer,  then the amount of your  benefits  will  reflect  changes in the value of your Annuity and will continue to be subject to an insurance charge.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate  certain fees and charges or alter the manner in which the  particular  fee or charge is deducted.  For  example,  we may  reduce  the  amount  of the CDSC or the  length  of time it  applies,  reduce  or eliminate  the  amount  of  the  Annual  Maintenance  Fee  or  reduce  the  portion  of the  Insurance  Charge  for administrative  costs.  Generally,  these types of changes will be based on a reduction  to our sales,  maintenance or  administrative  expenses due to the nature of the  individual  or group  purchasing  the  Annuity.  Some of the factors  we might  consider  in making  such a  decision  are:  (a) the size and type of group;  (b) the  number of
Annuities  purchased  by an Owner;  (c) the amount of  Purchase  Payments  or  likelihood  of  additional  Purchase
Payments;  and/or (d) other  transactions  where sales,  maintenance  or  administrative  expenses are likely to be reduced.  We will not  discriminate  unfairly  between Annuity  purchasers if and when we reduce the portion of the
Insurance Charge attributed to the charge covering administrative costs.

PURCHASING YOUR ANNUITY

WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?

Initial Purchase  Payment:  You must make a minimum initial Purchase Payment of $1,000.  However,  if you decide to make payments under a systematic  investment or "bank drafting"  program,  we will accept a lower initial  Purchase
Payment provided that, within the first Annuity Year, you make at least $1,000 in total Purchase Payments.

Where  allowed  by law,  initial  Purchase  Payments  in  excess  of  $1,000,000  require  our  approval  prior  to acceptance.  We  may  apply  certain  limitations  and/or  restrictions  on  the  Annuity  as a  condition  of  our acceptance,  including limiting the liquidity features or the Death Benefit protection  provided under the Annuity, limiting the right to make  additional  Purchase  Payments,  changing the number of transfers  allowable  under the
Annuity or  restricting  the  Sub-accounts  that are  available to the Contract  owner.  Other  limitations  and/or restrictions may apply.

Except as noted below,  Purchase  Payments must be submitted by check drawn on a U.S.  bank, in U.S.  dollars,  and made payable to American  Skandia.  Purchase  Payments may also be submitted via 1035  exchange or direct  transfer of funds.  Under certain  circumstances,  Purchase Payments may be transmitted to American Skandia via wiring funds through your  investment  professional's  broker-dealer  firm.  Our acceptance of a check is subject to our ability to collect funds.  Additional  Purchase  Payments may also be applied to your Annuity under an  arrangement  called
                   ----------
"bank  drafting"  where you  authorize  us to deduct  money  directly  from your bank  account.  We may  reject any payment if it is received in an unacceptable form.

Age  Restrictions:  The Owner must be age 80 or under as of the Issue Date of the Annuity.  If the Annuity is owned jointly,  the  oldest  of the  Owners  must be age 80 or under on the Issue  Date.  If the  Annuity  is owned by an entity,  the Annuitant  must be age 80 or under as of the Issue Date.  You should  consider your need to access the value in your  contract  and whether  the  Annuity's  liquidity  features  will  satisfy  that need.  If you take a distribution  prior to age 591/2, you may be subject to a 10% penalty in addition  to ordinary  income  taxes on any gain.

Additional  Purchase  Payments  may be made at any time  before the  Annuity  Date as long as the  oldest  Owner or
Annuitant (if the Annuity is entity owned) is not over age 80.

Special Considerations for Purchasers of Bonus or Credit Products
|X|      This Annuity  features the same Insurance  Charge as many of American  Skandia's other variable  annuities and does not charge an additional  amount for the XTra CreditSM feature.  However,  if you make a withdrawal that exceeds the annual free withdrawal amount or choose to surrender your Annuity,  the contingent deferred sales charge  (CDSC) on this  Annuity is higher and is deducted  for a longer  period of time as compared to our other variable annuities.  If you expect that you will need to access your Account Value during the CDSC period and the liquidity  provisions are  insufficient  to satisfy that need,  then this Annuity may be more expensive than other variable annuities.

|X|      The XTra CreditSM amount is included in your Account Value.  However,  American  Skandia may take back the original XTra  CreditSM  amount  applied to your Purchase  Payment if you die, or elect to withdraw all or a portion of your  Account  Value under the  medically-related  waiver  provision,  within 12 months of having received an XTra  CreditSM  amount.  In either  situation,  the value of the XTra  CreditSM  amount could be substantially  reduced.  However,  any investment  gain on the XTra CreditSM  amount will not be taken back.
       Additional conditions and restrictions apply.

Owner, Annuitant and Beneficiary Designations: On your Application, we will ask you to name the Owner(s),
Annuitant and one or more Beneficiaries for your Annuity.

|X|      Owner:  The Owner(s)  holds all rights  under the Annuity.  You may name more than one Owner in which case
         -----
       all  ownership  rights are held  jointly.  However,  this Annuity does not provide a right of  survivorship.
       Refer to the Glossary of Terms for a complete description of the term "Owner."
|X|      Annuitant:  The  Annuitant  is the  person we agree to make  annuity  payments  to and upon  whose life we
         ---------
       continue to make such  payments.  You must name an  Annuitant  who is a natural  person.  We do not accept a designation of joint Annuitants  during the accumulation  period.  Where allowed by law, you may name one or more Contingent  Annuitants.  A Contingent  Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of  "Considerations  for Contingent  Annuitants" in the Tax
       Considerations section of the Prospectus.
|X|      Beneficiary:  The  Beneficiary  is the  person(s) or entity you name to receive the death  benefit.  If no
         -----------
       beneficiary is named the death benefit will be paid to you or your estate.

Your  right  to make  certain  designations  may be  limited  if  your  Annuity  is to be  used as an IRA or  other
"qualified"  investment  that is given  beneficial  tax  treatment  under the Code.  You should seek  competent tax advice on the income, estate and gift tax implications of your designations.

MANAGING YOUR ANNUITY

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
You may change  the Owner,  Annuitant  and  Beneficiary  designations  by  sending us a request in  writing.  Where allowed by law,  such changes will be subject to our  acceptance.  Some of the changes we will not accept  include, but are not limited to:
|X|      a new Owner  subsequent to the death of the Owner or the first of any joint Owners to die,  except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;
|X|      a new Annuitant subsequent to the Annuity Date;
|X|      for "non-qualified"  investments,  a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
|X|      a change in Beneficiary if the Owner had previously made the designation irrevocable.

Spousal Owners/Spousal Beneficiaries
If an Annuity is co-owned by spouses,  we will assume that the sole primary  Beneficiary  is the  surviving  spouse
unless  you  elect  an  alternative   Beneficiary   designation.   Unless  you  elect  an  alternative  Beneficiary
designation,  upon the death of either spousal  Owner,  the surviving  spouse may elect to assume  ownership of the
Annuity  instead of taking the Death  Benefit  payment.  The Death Benefit that would have been payable will be the new  Account  Value of the  Annuity  as of the  date of due  proof of death  and any  required  proof of a  spousal relationship.  As of the date the  assumption  is  effective,  the  surviving  spouse  will have all the rights and benefits  that would be available  under the Annuity to a new  purchaser of the same  attained age. For purposes of determining  any future Death  Benefit for the  surviving  spouse,  the new Account Value will be considered as the initial  Purchase  Payment.  No CDSC  will  apply  to the new  Account  Value.  However,  any  additional  Purchase
Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity.

Spousal Contingent Annuitant
If the Annuity is owned by an entity and the surviving  spouse is named as a Contingent  Annuitant,  upon the death of the Annuitant,  the surviving  spouse will become the  Annuitant.  No Death Benefit is payable upon the death of the  Annuitant.  However,  the Account  Value of the Annuity as of the date of due proof of death of the  Annuitant
(and any  required  proof of the spousal  relationship)  will reflect the amount that would have been payable had a
Death Benefit been paid.

MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?
(The right to return the Annuity is often referred to as the "free-look" right or "right to cancel.")

If after  purchasing  your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain  period of time known as a right to cancel  period.  Depending on the state in which you purchased your Annuity and, in some states,  if you purchased the Annuity as a replacement  for a prior  contract,  the right to cancel  period may be ten (10) days,  twenty-one  (21) days or longer,  measured from the time that you received your Annuity.  If you return your Annuity during the applicable  period,  we will refund your current Account Value plus any tax charge  deducted.  This  amount  may be higher or lower than your  original  Purchase  Payment.  Where required  by law, we will  return  your  current  Account  Value or the amount of your  initial  Purchase  Payment, whichever  is  greater.  The same rules may apply to an  Annuity  that is  purchased  as an IRA.  In any  situation where we are  required  to return the greater of your  Purchase  Payment or Account  Value,  we may  allocate  your
Account  Value to the AST  Money  Market  Sub-account  during  the  right to  cancel  period  and for a  reasonable additional  amount of time to allow for delivery of your Annuity.  If you return your  Annuity,  we will not return any Credits we applied to your Annuity based on your Purchase Payments.
                                               -

MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
The minimum  amount that we accept as an additional  Purchase  Payment is $100 unless you  participate  in American
Skandia's  Systematic  Investment  Plan or a periodic  purchase  payment  program.  We will allocate any additional
Purchase  Payments  you make  according  to your most  recent  allocation  instructions,  unless  you  request  new allocations when you submit a new Purchase  Payment.  Additional  Purchase  Payments may be paid at any time before the Annuity Date as long as the oldest Owner or Annuitant (if the Annuity is entity owned) is not over age 80.

MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
You can make  additional  Purchase  Payments to your Annuity by  authorizing  us to deduct money directly from your
              ----------
bank account and applying it to your  Annuity.  This type of program is often called "bank  drafting".  We call our bank  drafting  program  "American  Skandia's  Systematic  Investment  Plan."  Purchase  Payments made through bank drafting may only be allocated  to the variable  investment  options  when  applied.  Bank  drafting  allows you to invest in an Annuity with a lower initial Purchase  Payment,  as long as you authorize  payments that will equal at least $1,000  during the first 12 months of your  Annuity.  We may suspend or cancel bank  drafting  privileges  if sufficient  funds are not available  from the  applicable  financial  institution on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
These  types of  programs  are only  available  with  certain  types of  qualified  investments.  If your  employer sponsors such a program,  we may agree to accept periodic  Purchase  Payments through a salary reduction program as long as the allocations are made only to variable  investment  options and the periodic  Purchase Payments received in the first year total at least $1,000.

MANAGING YOUR ACCOUNT VALUE

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase
Payments.)

Initial  Purchase  Payment:  Once we accept your  application,  we invest your net Purchase Payment in the Annuity.
The net  Purchase  Payment  is your  initial  Purchase  Payment  minus  any tax  charges  that may  apply.  On your application  we ask you to provide us with  instructions  for  allocating  your  Account  Value.  You can  allocate
Account Value to one or more variable investment options or Fixed Allocations.

In those  states  where we are required to return your  Purchase  Payment if you exercise  your right to return the
Annuity,  we initially  allocate all amounts that you choose to allocate to the variable  investment options to the
AST Money Market  Sub-account.  At the end of the right to cancel  period we will  reallocate  your  Account  Value according to your most recent  allocation  instructions.  Where  permitted by law, we will  allocate  your Purchase
Payments  according  to  your  initial  instructions,  without  temporarily  allocating  to the  AST  Money  Market
Sub-account.  To do this,  we will ask that you execute our form called a "return  waiver"  that  authorizes  us to allocate your  Purchase  Payment to your chosen  Sub-accounts  immediately.  If you submit the "return  waiver" and then decide to return your  Annuity  during the right to cancel  period,  you will  receive  your  current  Account
Value,  minus the amount of any Credits,  which may be more or less than your initial  Purchase Payment (see "May I
Return the Annuity if I Change my Mind?").

Subsequent  Purchase  Payments:  We will  allocate any  additional  Purchase  Payments  you make  according to your current  allocation  instructions.  If any rebalancing or asset allocation  programs are in effect,  the allocation should conform with such a program.  We assume that your current  allocation  instructions are valid for subsequent
Purchase  Payments until you make a change to those  allocations or request new  allocations  when you submit a new
Purchase Payment.

HOW DO I RECEIVE CREDITS?

We apply a "Credit"  to your  Annuity's  Account  Value each time you make a  Purchase  Payment.  The amount of the
Credit is  payable  from our  general  account.  The  amount of the  Credit  depends  on the  cumulative  amount of
Purchase  Payments  you have made to your  Annuity,  payable as a percentage  of each  specific  Purchase  Payment, according to the table below:

                      -------------------------------------------------------- -------------------
                      Cumulative Purchase Payments                                   Credit
                      -------------------------------------------------------- -------------------
                      -------------------------------------------------------- -------------------
                      Between $1,000 and $9,999                                       1.5%
                      Between $10,000 and $4,999,999                                  4.0%
                      Greater than $5,000,000                                         5.0%
                      -------------------------------------------------------- -------------------

Credits Applied to Purchase Payments for Designated Class of Annuity Owner
Where  allowed by state law, on Annuities  owned by a member of the class  defined  below,  the table of Credits we apply to Purchase  Payments is deleted.  The Credit  applied to all  Purchase  Payments on such  Annuities  will be
8.5%.

The designated  class of Annuity Owners includes:  (a) any parent company,  affiliate or subsidiary of ours; (b) an officer,  director,  employee,  retiree,  sales  representative,  or in the  case of an  affiliated  broker-dealer, registered  representative of such company;  (c) a director,  officer or trustee of any underlying mutual fund; (d)
a director,  officer or employee of any investment  manager,  sub-advisor,  transfer  agent,  custodian,  auditing, legal or  administrative  services provider that is providing  investment  management,  advisory,  transfer agency, custodianship,  auditing,  legal and/or  administrative  services to an underlying  mutual fund or any affiliate of such firm; (e) a director,  officer,  employee or registered  representative of a broker-dealer or insurance agency that has a then current  selling  agreement with us and/or with American  Skandia  Marketing,  Incorporated;  (f) a director,  officer,  employee or authorized  representative of any firm providing us or our affiliates with regular legal, actuarial,  auditing,  underwriting,  claims,  administrative,  computer support, marketing, office or other services;  (g) the then current spouse of any such person noted in (b) through (f),  above;  (h) the parents of any such person noted in (b) through (g),  above;  (i) the child(ren) or other legal  dependent  under the age of 21 of any such person noted in (b) through (h); and (j) the siblings of any such persons noted in (b) through (h) above.

All other terms and conditions of the Annuity apply to Owners in the designated class.

You must  notify us at the time you apply for an  Annuity  if you are a member of the  designated  class.  American
Skandia is not  responsible  for  monitoring  whether you qualify as a member of the designated  class.  Failure to inform us that you qualify as a member of the designated  class may result in your Annuity  receiving fewer Credits than would otherwise be applied to your Annuity.

HOW ARE CREDITS APPLIED TO MY ACCOUNT VALUE?
Each  Credit is  allocated  to your  Account  Value at the time the  Purchase  Payment is  applied to your  Account
Value.  The amount of the  Credit is  allocated  to the  investment  options  in the same  ratio as the  applicable
Purchase Payment is applied.

Examples of Applying Credits

Initial Purchase Payment
Assume you make an initial  Purchase  Payment of $2,500.  We would apply a 1.5% Credit to your Purchase Payment and allocate  the amount of the  Credit  ($37.50 = $2,500 X .015) to your  Account  Value in the  proportion  that your
Account Value is allocated.

Additional Purchase Payment (at same breakpoint)
Assume that you make an  additional  Purchase  Payment of $5,000.  Because your  cumulative  Purchase  Payments are less than the next  breakpoint  ($10,000),  we would apply a 1.5% Credit to your Purchase  Payment and allocate the amount of the Credit ($75.00 = $5,000 X .015) to your Account Value.

Additional Purchase Payment (at higher breakpoint)
Assume that you make an additional  Purchase  Payment of $400,000.  Because your cumulative  Purchase  Payments are now  $407,500  (greater  than the next  breakpoint),  we would  apply a 4.0%  Credit to your  Purchase  Payment and allocate the amount of the Credit ($16,000 = $400,000 X .04) to your Account Value.

===================================================================================================================
This Annuity  features the same Insurance  Charge as many of American  Skandia's other variable  annuities and does not charge an  additional  amount for the XTra  CreditSM  feature.  However,  the amount of any Credits  applied to your Account Value can be recovered by American Skandia under certain circumstances:
===================================================================================================================
|X|      any Credits  applied to your Account Value on Purchase  Payments made within the 12 months before the date of death will be recovered.
===================================================================================================================
===================================================================================================================
|X|      the amount  available under the  medically-related  surrender  portion of the Annuity will not include the amount of any Credits  payable on Purchase  Payments  made  within 12 months of the date the  Annuitant  first became eligible for the medically-related surrender.
===================================================================================================================
===================================================================================================================
|X|      if you elect to "free-look"  your Annuity,  the amount  returned to you will not include the amount of any
     Credits.
===================================================================================================================
===================================================================================================================

===================================================================================================================
The value of the XTra  CreditSM  amount  will be  substantially  reduced  if  American  Skandia  recovers  the XTra
CreditSM  amount under these  circumstances.  However,  any investment gain on the XTra CreditSM amount will not be taken back.

Examples of Recovering Credits
The following are hypothetical  examples of how Credits could be recovered by American  Skandia.  These examples do not cover every potential situation.

Recovery from payment of Death Benefits
1.       Assume you purchase  your  Annuity with an initial  Purchase  Payment of $50,000.  You make an  additional
     Purchase of $10,000 in the 6th month  after the Issue  Date.  Both of the  Purchase  Payments  received a 4.0%
     Credit,  for a total of $2,400.  If the Death Benefit  becomes  payable in the 9th month after the Issue Date, the amount of the Death Benefit would be reduced by the entire amount of the prior Credits ($2,400).
2.       Assume you purchase  your  Annuity with an initial  Purchase  Payment of $50,000.  You make an  additional
     Purchase of $10,000 in the 6th month  after the Issue  Date.  Both of the  Purchase  Payments  received a 4.0%
     Credit,  for a total of $2,400.  If death  occurs in the 16th month  after the Issue  Date,  the amount of the
     Death  Benefit  would be  reduced  but only in the  amount  of  those  Credits  applied  within  the  previous
     12-months.  Since the  initial  Purchase  Payment  (and the  Credits  that were  applied)  occurred  more than
     12-months  before the date of death,  the Death  Benefit  would not be  reduced  by the amount of the  Credits applied to the initial Purchase  Payment.  However,  the $10,000  additional  Purchase Payment was made within
     12-months  of the date of death.  Therefore,  the amount of the Death  Benefit  would be reduced by the amount of the Credits payable on the additional Purchase Payment ($400).

3.       NOTE:  If the  Death  Benefit  would  otherwise  have  been  equal  to the  Purchase  Payments  minus  any proportional  withdrawals  due to poor  investment  performance,  we will not  reduce  the amount of the Death
     Benefit by the amount of the Credits as shown in Example 2 above.

Recovery from Medically-Related Surrenders
1.       Assume you  purchase  your Annuity with an initial  Purchase  Payment of $50,000.  You receive a Credit of
     $2,000  ($50,000 X .04).  The Annuitant is diagnosed as  terminally  ill in the 6th month after the Issue Date and we grant  your  request  to  surrender  your  Annuity  under the  medically-related  surrender  provision.
     Assuming the Credits  were applied  within  12-months  of the date of diagnosis of the terminal  illness,  the amount that would be payable under the  medically-related  surrender  provision would be reduced by the entire amount of the Credits ($2,000).
2.       Assume you purchase  your  Annuity with an initial  Purchase  Payment of $50,000.  You make an  additional
     Purchase of $10,000 in the 6th month  after the Issue  Date.  Both of the  Purchase  Payments  received a 4.0%
     Credit,  for a total of $2,400.  The  Annuitant  is diagnosed  as  terminally  ill in the 16th month after the
     Issue  Date and we grant  your  request  to  surrender  your  Annuity  under the  medically-related  surrender provision.  Since the  initial  Purchase  Payment  (and the  Credits  that were  applied)  occurred  more than
     12-months  before the  diagnosis,  the  amount  that would be  payable  upon the  medically-related  surrender provision  would not be  reduced  by the  amount of the  Credits  applied  to the  initial  Purchase  Payment.
     However,  the  $10,000  additional  Purchase  Payment  was made  within  12-months  of the date of  diagnosis.
     Therefore,  the amount of the Death  Benefit  would be reduced  by the  amount of the  Credits  payable on the additional Purchase Payment ($400).

Credits applied to estimated Purchase Payments
Under  certain  circumstances,  we may determine  the amount of Credits  payable on two or more  separate  Purchase
Payments  based on the Credit  percentage  that would have applied had all such Purchase  Payments been made at the same time. To make use of this  procedure,  often  referred to as a "letter of intent",  you must provide  evidence of your intention to submit the cumulative  additional  Purchase  Payments  within a 13-month  period.  A letter of intent  must be  provided  to us prior to the Issue Date to be  effective.  Acceptance  of a letter of intent is at our sole  discretion and may be subject to restrictions  as to the minimum  initial  Purchase  Payment that must be submitted to receive the next higher breakpoint.

Failure to inform us that you intend to submit two or more Purchase  Payments  within a 13-month  period may result in your Annuity receiving fewer Credits than would otherwise be added to your Annuity.

If you submit a letter of intent and  receive  Credits on  Purchase  Payments at a higher  Credit  percentage  than would have  applied BUT do not submit the required  Purchase  Payments  during the  13-month  period as required by your  letter of intent,  we may  recover  the  "excess"  Credits.  "Excess"  Credits  are  Credits in excess of the
Credits  that  would  have been  payable  without  the letter of intent.  If we  determine  that you have  received
"excess"  Credits,  any such amounts  will be taken  pro-rata  from the  investment  options  based on your Account
Values as of the date we act to  recover  the  excess.  If the amount of the  recovery  exceeds  your then  current
Surrender Value, we will recover all remaining Account Value and terminate your Annuity.

General Information about Credits
|X|      We do not consider Credits to be "investment in the contract" for income tax purposes.
|X|      You may not withdraw the amount of any Credits under the Free Withdrawal  provision without  assessment of the contingent deferred sales charge  (see "Can I make withdrawal from my Annuity without a CDSC?").

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?
During the  accumulation  period you may transfer  Account  Value  between  investment  options.  Transfers are not subject to taxation on any gain. We currently  limit the number of  Sub-accounts  you can invest in at any one time to twenty (20).  However,  you can invest in an  unlimited  number of Fixed  Allocations.  We may require a minimum of $500 in each  Sub-account  you allocate  Account  Value to at the time of any  allocation  or  transfer.  If you request a transfer  and,  as a result of the  transfer,  there would be less than $500 in the  Sub-account,  we may transfer the  remaining  Account Value in the  Sub-account  pro rata to the other  investment  options to which you transferred.

We may impose  specific  restrictions on financial  transactions  for certain  Portfolios  based on the Portfolio's investment  restrictions.  Currently,  any purchase,  redemption or transfer involving the ProFunds VP Sub-accounts must be  received  by us no later  than one  hour  prior to any  announced  closing  of the  applicable  securities exchange  (generally,  3:00 p.m.  Eastern time) to be processed on the current  Valuation  Day. The "cut-off"  time for such  financial  transactions  involving  a ProFunds  VP  Sub-account  will be  extended to1/2hour prior to any announced closing (generally,  3:30 p.m. Eastern time) for transactions  submitted  electronically through American
Skandia's Internet website (www.americanskandia.com).

Currently,  we  charge  $10.00  for each  transfer  after the  twentieth  (20th) in each  Annuity  Year,  including transfers  made as part of any  rebalancing,  market  timing,  asset  allocation or similar  program which you have authorized.  Transfers  made as part of a dollar  cost  averaging  program  do not count  toward  the  twenty  free transfer  limit.  Renewals  or  transfers  of Account  Value from a Fixed  Allocation  at the end of its  Guarantee
Period are not subject to the transfer  charge.  We may reduce the number of free transfers  allowable each Annuity
Year (subject to a minimum of eight)  without  charging a Transfer Fee unless you make use of  electronic  means to
transmit  your  transfer  requests.   We  may  eliminate  the  Transfer  Fee  for  transfer  requests   transmitted
electronically or through other means that reduce our processing costs.

We reserve the right to limit the number of  transfers  in any  Annuity  Year for all  existing  or new Owners.  We also reserve the right to limit the number of  transfers in any Annuity Year or to refuse any transfer  request for an Owner or certain Owners if: (a) we believe that  excessive  trading or a specific  transfer  request or group of transfer  requests may have a detrimental  effect on Unit Values or the share prices of the  Portfolios;  or (b) we are  informed by one or more of the  Portfolios  that the  purchase  or  redemption  of shares  must be  restricted because of excessive  trading or a specific  transfer or group of transfers is deemed to have a detrimental  effect on the share prices of affected  Portfolios.  Without  limiting the above, the most likely scenario where either of the above  could  occur  would be if the  aggregate  amount of a trade or trades  represented  a  relatively  large proportion of the total assets of a particular  Portfolio.  Under such a  circumstance,  we will process  transfers according  to our rules then in effect  and  provide  notice if the  transfer  request  was  denied.  If a transfer request is denied, a new transfer request may be required.

DO YOU OFFER DOLLAR COST AVERAGING?
Yes.  We offer  Dollar  Cost  Averaging  during  the  accumulation  period.  Dollar  Cost  Averaging  allows you to systematically  transfer an amount each month from one investment  option to one or more other investment  options.
You can choose to transfer  earnings only,  principal plus earnings or a flat dollar amount.  Dollar Cost Averaging allows you to invest  regularly each month,  regardless of the current unit value (or price) of the  Sub-account(s)
you invest in.  This  enables  you to  purchase  more units when the market  price is low and fewer  units when the market  price  is  high.  This  may  result  in a lower  average  cost of units  over  time.  However,  there is no guarantee that Dollar Cost Averaging will result in a profit or protect  against a loss in a declining  market.  We do not deduct a charge for participating in a Dollar Cost Averaging program.

You must have a minimum Account Value of at least $10,000 to enroll in a Dollar Cost Averaging program.

You can Dollar Cost Average from variable  investment  options or Fixed  Allocations.  Dollar Cost  Averaging  from
Fixed Allocations is subject to a number of rules that include, but are not limited to the following:
|X|      You may only use Fixed Allocations with Guarantee Periods of 1, 2 or 3 years.
|X|      You may only Dollar Cost Average  earnings or principal  plus  earnings.  If  transferring  principal plus earnings, the program must be designed to last the entire Guarantee Period for the Fixed Allocation.

|X|      Dollar Cost Averaging transfers from Fixed Allocations are not subject to a Market Value Adjustment.

NOTE: When a Dollar Cost Averaging  program is established from a Fixed  Allocation,  the fixed rate of interest we credit to your  Account  Value is applied to a  declining  balance  due to the  transfers  of Account  Value to the
Sub-accounts  during the Guarantee  Period.  This will reduce the effective rate of return on the Fixed  Allocation over the Guarantee Period.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
Yes. During the accumulation  period,  we offer automatic  rebalancing  among the variable  investment  options you choose.  You can choose to have your  Account  Value  rebalanced  quarterly,  semi-annually,  or  annually.  On the appropriate date, your variable  investment options are rebalanced to the allocation  percentages you request.  For example,  over time the  performance  of the  variable  investment  options will  differ,  causing your  percentage allocations to shift.  With  automatic  rebalancing,  we transfer the  appropriate  amount from the  "overweighted"
Sub-accounts  to the  "underweighted"  Sub-accounts to return your  allocations to the percentages you request.  If you request a transfer from or into any variable  investment  option  participating  in the  automatic  rebalancing program,  we will assume that you wish to change  your  rebalancing  percentages  as well,  and will  automatically adjust the rebalancing  percentages in accordance with the transfer unless we receive  alternate  instructions from you.

You must have a minimum  Account  Value of at least  $10,000 to enroll in automatic  rebalancing.  All  rebalancing transfers  made on the same day as part of an automatic  rebalancing  program are  considered  as one transfer when counting  the  number of  transfers  each year  toward the  maximum  number of free  transfers.  We do not deduct a charge for participating in an automatic rebalancing program.

DO YOU OFFER PROGRAMS DESIGNED TO GUARANTEE A "RETURN OF PREMIUM" AT A FUTURE DATE?
Yes. We offer two  different  programs  for  investors  who wish to invest in the variable  investment  options but also wish to  protect  their  principal,  at least as of a  specific  date in the  future.  You may not want to use either of these programs if you expect to begin taking annuity payments before the program would be completed.

Balanced Investment Program
We offer a balanced  investment  program where a portion of your Account  Value is allocated to a Fixed  Allocation and the remaining Account Value is allocated to the variable  investment  options that you select.  When you enroll in the Balanced  Investment  program,  you choose the duration that you wish the program to last.  This  determines the duration of the Guarantee  Period for the Fixed  Allocation.  Based on the fixed rate for the Guarantee  Period chosen,  we calculate the portion of your Account  Value that must be allocated to the Fixed  Allocation to grow to a specific  "principal  amount"  (such as your initial  Purchase  Payment).  We  determine  the amount based on the rates  then in effect for the  Guarantee  Period you  choose.  If you  continue  the  program  until the end of the
Guarantee  Period and make no withdrawals or transfers,  at the end of the Guarantee  Period,  the Fixed Allocation
will have grown to equal the "principal  amount".  Withdrawals or transfers  from the Fixed  Allocation  before the end of the Guarantee  Period will  terminate the program and may be subject to a Market Value  Adjustment.  You can transfer  the  Account  Value  that is not  allocated  to the  Fixed  Allocation  between  any of the  Sub-accounts available  under the Annuity.  Account Value you allocate to the variable  investment  options is subject to market fluctuations  and may increase or decrease in value.  We do not deduct a charge for  participating  in the Balanced
Investment Program.

         Example
         Assume you invest  $100,000.  You choose a 10-year  program and allocate a portion of your  Account  Value to a Fixed  Allocation  with a 10-year  Guarantee  Period.  The rate for the 10-year  Guarantee  Period is
         5.33%*.  Based on the fixed  interest rate for the  Guarantee  Period  chosen,  the factor is 0.594948 for determining  how much of your Account  Value will be allocated  to the Fixed  Allocation.  That means that
         $59,495 will be allocated to the Fixed  Allocation  and the  remaining  Account  Value  ($41,505)  will be allocated to the variable  investment  options.  Assuming  that you do not make any  withdrawals  from the
         Fixed  Allocation,  it will  grow to  $100,000  at the end of the  Guarantee  Period.  Of course we cannot predict the value of the remaining Account Value that was allocated to the variable investment options.

*        The rate in this example is hypothetical and may not reflect the current rate for Guarantee Periods of this duration.

Guaranteed Return OptionSM
We also offer a seven-year  program where we monitor your Account Value daily and  systematically  transfer amounts between Fixed  Allocations and the variable  investment  options you choose.  American  Skandia  guarantees that at the end of the seventh  (7th) year from  commencement  of the  program,  you will receive no less than the original amount invested (such as your initial  Purchase  Payment).  Account Value is only  transferred to and maintained in
                                                                             ----
Fixed  Allocations to the extent we, in our sole  discretion,  deem it is necessary to support our guarantee  under the  program.  This  differs  from the  Balanced  Investment  program  where a set amount is  allocated  to a Fixed
Allocation  regardless of the performance of the underlying  Sub-accounts.  With the Guaranteed Return Option, your
Annuity is able to participate  in the upside  potential of the  Sub-accounts  while only  transferring  amounts to
Fixed  Allocations  to  protect  against  significant  market  downturns.  NOTE:  If a  significant  amount of your
Account Value is  systematically  transferred to Fixed Allocations  during prolonged market declines,  less of your
Account Value may be immediately  available to participate in the upside  potential of the Sub-accounts if there is a subsequent market recovery.

Each business day we monitor the performance of your Account Value to determine  whether it is greater than,  equal to or below our  "reallocation  trigger",  described  below.  Based on the performance of the Sub-accounts in which you choose to allocate  your Account Value  relative to the  reallocation  trigger,  we may transfer some or all of your  Account  Value to or from a Fixed  Allocation.  You have  complete  discretion  over the  allocation  of your
Account  Value that  remains  allocated  in the  variable  investment  options.  However,  we reserve  the right to restrict certain Portfolios if you participate in the program.

|X|      Account  Value  greater  than or equal to  reallocation  trigger:  Account  Value in  variable  investment options  remains  allocated  according  to your most  recent  instructions.  If a portion  of Account
              Value was  previously  allocated to a Fixed  Allocation,  those amounts may be  transferred  from the
              Fixed  Allocation and  re-allocated to the variable  investment  options  pro-rata  according to your current allocations.  A Market Value Adjustment will apply.

|X|      Account  Value below  reallocation  trigger:  A portion of your Account  Value in the variable  investment options is  transferred  to a new Fixed  Allocation.  These  amounts  are  transferred  on a pro-rata basis from the variable  investment  options.  The new Fixed  Allocation will have a Guarantee Period equal to the remaining  duration in the Guaranteed  Return  Option.  The Account Value applied to the new Fixed  Allocation  will be  credited  with the fixed  interest  rate then being  applied to a new
              Fixed  Allocation of the next higher yearly  duration.  The Account Value will remain invested in the
              Fixed  Allocation  until the maturity date of the program  unless,  at an earlier date,  your Account
              Value is at or above  the  reallocation  trigger  and  amounts  can be  transferred  to the  variable investment  options (as  described  above)  while  maintaining  the  guarantee  protection  under the program.

American  Skandia uses an allocation  mechanism  based on assumptions of expected and maximum market  volatility to determine  the  reallocation  trigger.  The  allocation  mechanism is used to determine  the  allocation of Account
Value between Fixed  Allocations and the  Sub-accounts  you choose.  American  Skandia reserves the right to change the allocation mechanism and the reallocation trigger at its discretion.

Program Termination
The  Guaranteed  Return  Option  will  terminate  on its  maturity  date.  You can  elect to  participate  in a new
Guaranteed  Return  Option or  re-allocate  your Account  Value at that time.  Any Account  Value  allocated to the
Fixed Allocations will be transferred to the AST Money Market  Sub-account,  unless you provide us with alternative instructions.  On the program  maturity  date,  if your  Account  Value is below the initial  investment,  American
Skandia will apply  additional  amounts to your Account Value so that it is equal to the initial  investment in the program.  Any amounts added to your Account Value will be applied to the AST Money Market  Sub-account,  unless you provide us with  alternative  instructions.  We will notify you of any amounts  added to your  Account  Value under the program.  We do not consider  amounts added to your Account Value to be "investment in the contract" for income tax purposes.

Special Considerations under the Guaranteed Return Option
This program is subject to certain rules and restrictions, including, but not limited to the following:
|X|      You may  terminate  the  Guaranteed  Return  Option at any time.  American  Skandia  does not  provide any guarantees upon termination of the program.
|X|      Withdrawals  from your Annuity while the program is in effect will reduce the guaranteed  amount under the program in  proportion  to the Account  Value at the time of the  withdrawal.  Withdrawals  will be subject to all other  provisions  of the  Annuity,  including  any  Contingent  Deferred  Sales  Charge  or Market  Value
     Adjustment that would apply.
|X|      Additional  Purchase  Payments  applied to the Annuity  while the program is in effect will only  increase the amount guaranteed;  however,  all or a portion of any additional Purchase Payments may be allocated to the
     Fixed Allocations.
|X|      Annuity Owners cannot transfer  Account Value to or from a Fixed  Allocation  while  participating  in the program and cannot  participate  in any dollar cost  averaging  program that  transfers  Account  Value from a
     Fixed Allocation to the variable investment options.
|X|      Transfers  from  Fixed  Allocations  will be  subject to the Market  Value  Adjustment  formula  under the
     Annuity;  however,  the 0.10% "cushion"  feature of the formula will not apply. A Market Value  Adjustment may be  either  positive  or  negative.  Transfer  amounts  will be taken  from the most  recently  applied  Fixed
     Allocation.
|X|      Transfers from the Sub-accounts to Fixed Allocations or from Fixed  Allocations to the Sub-accounts  under the program will not count toward the maximum number of free transfers allowable under the Annuity.
|X|      The  Guaranteed  Return  Option will  terminate:  (a) upon the death of the Owner or the  Annuitant (in an entity owned contract); and (b) as of the date Account Value is applied to begin annuity payments.
|X|      You can elect to restart the seven (7) year program  duration on any  anniversary of the Issue Date of the
     Annuity.  The Account Value on the date the restart is effective will become the new  guaranteed  amount under the program.  You can only elect the program once per Annuity Year.

Charges under the Program
We charge a fee of 0.25% of Account Value per year to participate in the  Guaranteed  Return Option.  The charge is deducted to  compensate  American  Skandia for: (a) the risk that your  Account  Value on the maturity  date of the program is less than the amount  guaranteed;  and (b)  administration  of the  program.  The charge is  deducted in arrears  on an annual  basis on each  anniversary  of the Issue  Date of the  Annuity.  If you  choose to begin the program on a date other than the Issue Date of the Annuity or an anniversary  of the Issue Date of the Annuity,  we will  charge a pro-rata  portion of the  annual  charge for the  remaining  portion  of the  Annuity  Year.  If the program  terminates  before  completion  for any reason other than death or  medically-related  surrender,  we will assess a  pro-rata  portion of the annual  charge.  We will  deduct  the  annual  charge for  participating  in the program pro-rata from the variable investment options.

MAY I AUTHORIZE MY INVESTMENT PROFESSIONAL TO MANAGE MY ACCOUNT?
Yes.  You may  authorize  your  investment  professional  to direct the  allocation  of your  Account  Value and to request financial  transactions  between investment options while you are living,  subject to our rules. We require that you provide us with written proof that you have authorized your investment  professional to request  financial transactions  on your behalf.  You must contact us immediately if and when you revoke such  authority.  We will not be responsible  for acting on  instructions  from your  investment  professional if you fail to inform us that such person's  authority  has been revoked.  We may also suspend or cancel these  privileges at any time. We will notify you if we do.

We or an affiliate of ours may provide administrative support to licensed,  registered investment  professionals or
investment  advisors  who  you  authorize  to  make  financial   transactions  on  your  behalf.  These  investment
professionals  may be firms or  persons  who  also  are  appointed  by us as  authorized  sellers  of the  Annuity.
However,  we do not offer advice about how to allocate your Account Value under any  circumstance.  Any  investment professionals  you engage to provide advice and/or make  transfers for you is not acting on our behalf.  We are not responsible for any  recommendations  such  investment  professionals  make, any market timing or asset  allocation programs they choose to follow or any specific transfers they make on your behalf.

We may require investment  professionals or investment advisors,  who are authorized by multiple contract owners to make financial  transactions,  to enter into an  administrative  agreement with American  Skandia as a condition of our accepting  transactions on your behalf. The  administrative  agreement may impose limitations on the investment
professional's  or  investment  advisor's  ability  to  request  financial   transactions  on  your  behalf.  These
limitations are intended to minimize the detrimental  impact of an investment  professional who is in a position to transfer  large amounts of money for multiple  clients in a particular  Portfolio or type of portfolio or to comply with specific  restrictions  or  limitations  imposed by a Portfolio(s)  on American  Skandia.  The  administrative agreement may limit the available  investment  options,  require  advance notice of large  transactions,  or impose other trading  limitations on your investment  professional.  Your investment  professional will be informed of all such  restrictions  on an ongoing  basis.  We may also  require  that your  investment  professional  transmit  all financial  transactions  using  the  electronic  trading  functionality  available  through  our  Internet  website
(www.americanskandia.com).  Limitations  that we may impose on your investment  professional or investment  advisor under the terms of the  administrative  agreement do not apply to financial  transactions  requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

HOW DO THE FIXED INVESTMENT OPTIONS WORK?
(Fixed Allocations may not be available in all states and may not be available for certain durations.)

We credit the fixed  interest  rate to the Fixed  Allocation  throughout  a set period of time called a  "Guarantee
Period."  Fixed  Allocations  currently are offered with  Guarantee  Periods from 1 to 10 years.  We may make Fixed
Allocations of different  durations  available in the future including Fixed  Allocations  offered  exclusively for use with certain  optional  investment  programs.  The interest rate credited to a Fixed  Allocation is the rate in effect  when the  Guarantee  Period  begins  and does not  change  during the  Guarantee  Period.  The rates are an effective  annual rate of interest.  We determine  the interest  rates for the various  Guarantee  Periods.  At the time that we confirm your Fixed  Allocation,  we will advise you of the  interest  rate in effect and the date your
Fixed  Allocation  matures.  We may  change the rates we credit new Fixed  Allocations  at any time.  Any change in interest rate does not affect Fixed  Allocations  that were in effect before the date of the change.  To inquire as to the current rates for Fixed Allocations, please call 1-800-766-4530.

A Guarantee Period for a Fixed Allocation begins:
|X|      when all or part of a net Purchase Payment is allocated to that particular Guarantee Period;
|X|      upon transfer of any of your Account Value to a Fixed  Allocation for that  particular  Guarantee  Period;
       or
|X|      when you "renew" a Fixed Allocation by electing a new Guarantee Period.

To the extent  permitted by law, we may  establish  different  interest  rates for Fixed  Allocations  offered to a class of Owners who choose to participate  in various  optional  investment  programs we make  available.  This may include,  but is not limited to, Owners who elect to use Fixed  Allocations  under a dollar cost averaging  program
(see "Do You Offer  Dollar  Cost  Averaging?")  or a balanced  investment  program  (see "Do You Offer a Program to
Balance Fixed and Variable  Investments?").  The interest rate credited to Fixed Allocations  offered to this class of purchasers  may be different than those offered to other  purchasers  who choose the same  Guarantee  Period but who do not participate in an optional investment program.  Any such program is at our sole discretion.

HOW DO YOU DETERMINE RATES FOR FIXED ALLOCATIONS?
We do not have a specific  formula for  determining the fixed interest rates for Fixed  Allocations.  Generally the interest  rates we offer for Fixed  Allocations  will  reflect the  investment  returns  available  on the types of investments  we make to  support  our fixed  rate  guarantees.  These  investment  types  may  include  cash,  debt securities  guaranteed  by the United  States  government  and its  agencies  and  instrumentalities,  money market instruments,  corporate debt obligations of different durations,  private placements,  asset-backed obligations and municipal  bonds.  In  determining  rates we also consider  factors such as the length of the Guarantee  Period for the Fixed  Allocation,  regulatory  and tax  requirements,  liquidity of the markets for the type of investments we make,  commissions,  administrative  and  investment  expenses,  our  insurance  risks  in  relation  to the  Fixed
Allocations,  general  economic  trends  and  competition.  Some of these  considerations  are  similar to those we consider in determining the Insurance Charge that we deduct from Account Value allocated to the Sub-accounts.

We will credit  interest on a new Fixed  Allocation in an existing  Annuity at a rate not less than the rate we are then crediting to Fixed  Allocations for the same Guarantee  Period selected by new Annuity  purchasers in the same class.

The  interest  rate we credit for a Fixed  Allocation  is subject to a minimum.  Please  refer to the  Statement of
Additional Information.

HOW DOES THE MARKET VALUE ADJUSTMENT WORK?

If you  transfer  or  withdraw  Account  Value  from a Fixed  Allocation  more than 30 days  before  the end of its
Guarantee  Period,  we will  adjust  the  value of your  investment  based on a  formula,  called a  "Market  Value
Adjustment" or "MVA".  The amount of any Market Value  Adjustment can be either positive or negative,  depending on the movement of a  combination  of Strip  Yields on Strips and an  Option-adjusted  Spread (each as defined  below)
between  the time that you  purchase  the Fixed  Allocation  and the time you make a transfer  or  withdrawal.  The
Market Value  Adjustment  formula  compares  the  combination  of Strip  Yields for Strips and the  Option-adjusted
Spreads  as of the date the  Guarantee  Period  began  with the  combination  of Strip  Yields  for  Strips and the
Option-adjusted Spreads as of the date the MVA is being calculated.

|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury securities are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference  between the yields on corporate debt securities  (adjusted to disregard  options on such  securities) and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year Investment Grade Corporate Bond Index of Option-adjusted Spreads.

MVA Formula
The MVA  formula is applied  separately  to each Fixed  Allocation  to  determine  the  Account  Value of the Fixed
Allocation on a particular date.  The formula is as follows:

                                            [(1+I) / (1+J+0.0010)]N/365
                                                      where:

                  I is the Strip  Yield as of the start date of the  Guarantee  Period for coupon
                  Strips  maturing  at the  end of  the  applicable  Guarantee  Period  plus  the
                  Option-adjusted  Spread.  If there are no Strips maturing at that time, we will use the Strip  Yield for the  Strips  maturing  as soon as  possible  after the
                  Guarantee Period ends.

                  J is the  Strip  Yield as of the  date the MVA  formula  is being  applied  for coupon Strips maturing at the end of the applicable  Guarantee  Period plus the
                  Option-adjusted  Spread.  If there are no Strips maturing at that time, we will use the Strip  Yield for the  Strips  maturing  as soon as  possible  after the
                  Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

MVA Examples
The  following  hypothetical  examples  show  the  effect  of the MVA in  determining  Account  Value.  Assume  the following:
|X|      On December 31, 2000,  you allocate  $50,000 into a Fixed  Allocation  with a Guarantee  Period of 5 years
         (e.g. the Maturity Date is December 31, 2005).
|X|      The Strip Yields for coupon  Strips  beginning on December 31, 2000 and maturing on December 31, 2005 plus the Option-adjusted Spread is 5.50% (I = 5.50%).
|X|      You make no  withdrawals  or transfers  until you decided to withdraw the entire  Fixed  Allocation  after exactly three (3) years, therefore 730 days remain before the Maturity Date (N = 730).

Example of Positive MVA
Assume that at the time you request  the  withdrawal,  the Strip  Yields for Strips  maturing on December  31, 2005 plus the  Option-adjusted  Spread is 4.00% (J = 4.00%).  Based on these  assumptions,  the MVA would be  calculated as follows:

                        MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.041]2 = 1.027078
                                            Interim Value = $57,881.25
                         Account Value after MVA = Interim Value X MVA Factor = $59,448.56

Example of Negative MVA
Assume that at the time you request  the  withdrawal,  the Strip  Yields for Strips  maturing on December  31, 2005 plus the Option-adjusted  Spread is 7.00% (J = 7.00%).  Based on these assumptions,  the MVA would be calculated as follows:

                        MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.071)]2 = 0.970345
                                            Interim Value = $57,881.25
                        Account Value after MVA = Interim Value X MVA Factor = $56,164.78.

WHAT HAPPENS WHEN MY GUARANTEE PERIOD MATURES?
The  "Maturity  Date" for a Fixed  Allocation is the last day of the Guarantee  Period.  Before the Maturity  Date,
you may choose to renew the Fixed  Allocation  for a new  Guarantee  Period of the same or different  length or you may transfer all or part of that Fixed  Allocation's  Account Value to another  Fixed  Allocation or to one or more
Sub-accounts.  We will notify you before the end of the  Guarantee  Period about the fixed  interest  rates that we are  currently  crediting  to all Fixed  Allocations  that are being  offered.  The rates  being  credited to Fixed
Allocations  may  change  before  the  Maturity  Date.  We will  not  charge a MVA if you  choose  to renew a Fixed
Allocation on its Maturity Date or transfer the Account Value to one or more variable investment options.

If you do not specify how you want a Fixed  Allocation to be allocated on its Maturity  Date, we will then transfer the Account  Value of the Fixed  Allocation  to the AST Money  Market  Sub-account.  You can then elect to allocate the Account Value to any of the Sub-accounts or to a new Fixed Allocation.

ACCESS TO ACCOUNT VALUE

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
During the  accumulation  period  you can  access  your  Account  Value  through  Partial  Withdrawals,  Systematic
Withdrawals,  and where required for tax purposes,  Minimum  Distributions.  You can also surrender your Annuity at any time.  We may  deduct a  portion  of the  Account  Value  being  withdrawn  or  surrendered  as a CDSC.  If you surrender  your  Annuity,  in addition to any CDSC, we may deduct the Annual  Maintenance  Fee, any Tax Charge that applies  and the  charge  for any  optional  benefits.  We may also apply a Market  Value  Adjustment  to any Fixed
Allocations.  Certain  amounts may be  available  to you each  Annuity  Year that are not subject to a CDSC.  These are called "Free  Withdrawals."  In addition,  under certain  circumstances,  we may waive the CDSC for  surrenders made for qualified  medical reasons or for withdrawals made to satisfy Minimum  Distribution  requirements.  Unless you notify us differently,  withdrawals are taken pro-rata based on the Account Value in the investment  options at the time we receive your withdrawal request.  Each of these types of distributions is described more fully below.

ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
(For more information, see "Tax Considerations")

During the Accumulation Period
A distribution  during the  accumulation  period is deemed to come first from any "gain" in your Annuity and second as a return of your "tax  basis",  if any.  Distributions  from your  Annuity  are  generally  subject to  ordinary income taxation on the amount of any investment gain unless the  distribution  qualifies as a non-taxable  exchange or transfer.  If you take a  distribution  prior to the  taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition  to  ordinary  income  taxes on any gain.  You may wish to consult a  professional  tax advisor for advice before requesting a distribution.

During the Annuitization Period
During the  annuitization  period,  a portion of each annuity  payment is taxed as ordinary  income at the tax rate you are subject to at the time of the payment.  The Code and regulations have  "exclusionary  rules" that we use to determine  what  portion  of each  annuity  payment  should be treated as a return of any tax basis you have in the
Annuity.  Once the tax basis in the Annuity has been  distributed,  the remaining  annuity  payments are taxable as ordinary  income.  The tax basis in the Annuity may be based on the tax-basis  from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?
Yes, you can make a withdrawal during the accumulation period.

|X|      To meet  liquidity  needs,  you can withdraw a limited amount of your Account Value during each of Annuity
         Year 1-8 without a CDSC being applied.  We call this the "Free  Withdrawal"  amount.  The Free  Withdrawal amount is not  available if you choose to surrender  your  Annuity.  The minimum Free  Withdrawal  you may request is $100.

|X|      You can  also  make  withdrawals  in  excess  of the  Free  Withdrawal  amount.  We call  this a  "Partial
         Withdrawal."  The  amount  that you may  withdraw  will  depend  on the  Annuity's  Surrender  Value.  The
         Surrender  Value is equal to your  Account  Value  minus any CDSC,  the Annual  Maintenance  Fee,  the Tax
         Charge,  any charges for optional  benefits and any Market  Value  Adjustment  that may apply to any Fixed
         Allocations.  After any Partial  Withdrawal,  your Annuity must have a Surrender Value of at least $1,000, or we may treat the  Partial  Withdrawal  request  as a  request  to fully  surrender  your  Annuity.  The minimum Partial Withdrawal you may request is $100.

When we determine if a CDSC applies to Partial  Withdrawals  and Systematic  Withdrawals,  we will first  determine what,  if  any,  amounts  qualify  as a Free  Withdrawal.  Those  amounts  are not  subject  to the  CDSC.  Partial
Withdrawals or Systematic  Withdrawals of amounts greater than the maximum Free  Withdrawal  amount will be subject to a CDSC.  You may request a  withdrawal  for an exact  dollar  amount  after  deduction  of any CDSC that applies
(called  a net  withdrawal)  or  request a gross  withdrawal  from  which we will  deduct  any CDSC  that  applies, resulting in less money being payable to you than the amount you requested.  If you request a net  withdrawal,  the amount deducted from your Account Value to pay the CDSC may also be subject to a CDSC.

Partial  Withdrawals may also be available  following  annuitization but only if you choose certain annuity payment options.

To request the forms  necessary  to make a  withdrawal  from your  Annuity,  contact our  Customer  Service Team at
1-800-752-6342 or visit our Internet Website at www.americanskandia.com.

HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

Annuity Year 1-8
The  maximum  Free  Withdrawal  amount  during  each of Annuity  Year 1 through  Annuity  Year 8 (when a CDSC would otherwise  apply to a partial  withdrawal  or surrender of your initial  Purchase  Payment) is 10% of each Purchase
Payment  that has been  invested  in the Annuity for eight  years or less.  The 10% Free  Withdrawal  amount is not cumulative.  If you do not make a Free  Withdrawal  during an Annuity  Year,  you are not allowed to carry over the
Free Withdrawal amount to the next Annuity Year.

Annuity Year 9+
After Annuity Year 8, the maximum Free Withdrawal amount is the sum of:
|X|      10% of any  Purchase  Payments  applied to your  Annuity  after the Issue Date to which a CDSC would apply upon a partial withdrawal or surrender.
|X|      100% of your initial  Purchase Payment or all Purchase  Payments not previously  withdrawn to which a CDSC would not apply upon a partial withdrawal or surrender.
|X|      100% of any "growth" in the Annuity.

"Growth"  equals the current  Account Value minus all Purchase  Payments that have not previously  been  withdrawn.
For purposes of this  provision,  any XTra Credit  amount we applied to your Purchase  Payments are not  considered
"growth" and are not available as a Free Withdrawal.

NOTE:  Amounts that you have withdrawn as a Free  Withdrawal  will not reduce the amount of any CDSC that we deduct if,  during the first eight (8) Annuity  Years,  you make a partial  withdrawal or choose to surrender the Annuity.
The minimum Free Withdrawal you may request is $100.

We may reduce or eliminate the amount  available as a Free  Withdrawal  if your Annuity is used in connection  with certain  plans that receive  special tax  treatment  under the Code.  As of the date of this  Prospectus,  the Free
Withdrawal  privilege has been eliminated for Annuities  purchased as funding  vehicles for retirement  plans under
Section 401 or 403(b) of the Code.

Examples
1.       Assume you make an initial  Purchase  Payment of $10,000 and make no  additional  Purchase  Payments.  The maximum  Free  Withdrawal  amount  during each of the first eight  Annuity  Years would be 10% of $10,000,  or
     $1,000.

2.       Assume  you make an  initial  Purchase  Payment  of $10,000  and make an  additional  Purchase  Payment of
     $15,000 in Annuity Year 2. The maximum Free  Withdrawal  amount  during  Annuity Year 3 through 8 would be 10%
     of $25,000,  or $2,500.  In Annuity  Year 9, the maximum  Free  Withdrawal  amount would be 10% of the $15,000
     Purchase Payment applied in Annuity Year 2 ($1,500) plus 100% of the initial  Purchase  Payment  ($10,000) and any "growth" under the Annuity.

IS THERE A CHARGE FOR A PARTIAL WITHDRAWAL?
A CDSC may be assessed  against a Partial  Withdrawal  during the accumulation  period.  Whether a CDSC applies and the amount to be charged depends on whether the Partial  Withdrawal  exceeds any Free Withdrawal amount and, if so, the number of years that have elapsed since the Purchase Payment being withdrawn has been invested in the Annuity.

1.       If you request a Partial  Withdrawal  we  determine  if the amount you  requested  is  available as a Free
     Withdrawal (in which case it would not be subject to a CDSC);

2.   If the amount requested exceeds the available Free Withdrawal amount:
|X|      First,  we withdraw the amount from  Purchase  Payments  that have been  invested for longer than the CDSC period, if any (with your Annuity, eight (8) years);
|X|      Second,  we withdraw the  remaining  amount from the Purchase  Payments  that are still subject to a CDSC.
         We  withdraw  the  "oldest"  of your  Purchase  Payments  first so that the lowest  CDSC will apply to the amount withdrawn.

     Any CDSC will only apply to the amount withdrawn that exceeds the Free Withdrawal amount.

3.   If the amount  requested  exceeds the amounts  available under Item #2 above, we withdraw the remaining amount from any other Account Value (including Account Value due to Credits).

CAN I MAKE PERIODIC WITHDRAWALS FROM THE ANNUITY DURING THE ACCUMULATION PERIOD?
Yes. We call these "Systematic  Withdrawals." You can receive  Systematic  Withdrawals of earnings only,  principal plus  earnings  or a flat  dollar  amount.  Systematic  Withdrawals  may be  subject to a CDSC.  We will  determine whether a CDSC applies and the amount in the same way as we would for a Partial Withdrawal.

Systematic  Withdrawals  can be made from  Account  Value  allocated to the  variable  investment  options or Fixed
Allocations.  Generally,  Systematic  Withdrawals from Fixed  Allocations are limited to earnings accrued after the program of Systematic  Withdrawals  begins,  or payments of fixed dollar  amounts that do not exceed such earnings.
Systematic  Withdrawals  are available on a monthly,  quarterly,  semi-annual or annual basis.  The Surrender Value of your Annuity must be at least $20,000 before we will allow you to begin a program of Systematic Withdrawals.

The minimum  amount for each  Systematic  Withdrawal is $100. If any  scheduled  Systematic  Withdrawal is for less than $100,  we may postpone  the  withdrawal  and add the expected  amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTION 72(t) OF THE INTERNAL REVENUE CODE?
Yes. If your Annuity is used as a funding vehicle for certain  retirement  plans that receive special tax treatment under  Sections  401,  403(b) or 408 of the Code,  Section  72(t) of the Code may provide an  exception  to the 10%
penalty  tax on  distributions  made  prior  to age 59 1/2if you  elect  to  receive  distributions  as a  series  of
"substantially  equal  periodic  payments".  Distributions  received  under this provision in any Annuity Year that exceed the maximum  amount  available  as a free  withdrawal  will be subject to a CDSC.  To request a program that complies  with  Section  72(t),  you must  provide  us with  certain  required  information  in  writing  on a form acceptable  to us. We may require  advance  notice to allow us to calculate  the amount of 72(t)  withdrawals.  The
Surrender  Value of your  Annuity  must be at least  $20,000  before  we will  allow  you to  begin a  program  for withdrawals under Section 72(t). The minimum amount for any such withdrawal is $100.

You may also  annuitize  your  contract  and  begin  receiving  payments  for the  remainder  of your life (or life expectancy) as a means of receiving income payments before age 59 1/2that are not subject to the 10% penalty.

WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
(See "Tax Considerations" for a further discussion of Minimum Distributions.)

Minimum  Distributions  are a type of  Systematic  Withdrawal  we allow  to meet  distribution  requirements  under
Sections 401, 403(b) or 408 of the Code.  Under the Code, you may be required to begin receiving  periodic  amounts from your  Annuity.  In such case,  we will allow you to make  Systematic  Withdrawals  in amounts that satisfy the minimum  distribution  rules under the Code. We do not assess a CDSC on Minimum  Distributions from your Annuity if you are required by law to take such Minimum  Distributions  from your Annuity at the time it is taken.  However, a
CDSC may be assessed on that portion of a Systematic  Withdrawal that is taken to satisfy the minimum  distribution requirements  in  relation  to other  savings or  investment  plans  under  other  qualified  retirement  plans not maintained with American Skandia.

The amount of the required  Minimum  Distribution  for your  particular  situation  may depend on other  annuities, savings or  investments.  We will only  calculate the amount of your  required  Minimum  Distribution  based on the value of your  Annuity.  We require  three (3) days advance  written  notice to calculate and process the amount of your payments.  We may charge you for calculating  required  Minimum  Distributions.  You may elect to have Minimum
Distributions  paid  out  monthly,  quarterly,  semi-annually  or  annually.  The  $100  minimum  that  applies  to
Systematic Withdrawals does not apply to Minimum Distributions.

You may also  annuitize  your  contract  and  begin  receiving  payments  for the  remainder  of your life (or life expectancy) as a means of receiving  income  payments and satisfying the Minimum  Distribution  requirements  under the Code.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
Yes.  During  the  accumulation  period  you can  surrender  your  Annuity at any time.  Upon  surrender,  you will receive  the  Surrender  Value.  Upon  surrender  of your  Annuity,  you will no longer  have any rights  under the
Annuity.

Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.

To request the forms necessary to surrender your Annuity,  contact our Customer Service Team at  1-800-752-6342  or visit our Internet Website at www.americanskandia.com.

WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?
Where  permitted by law, you may request to surrender  your Annuity  prior to the Annuity Date without  application of any CDSC upon occurrence of a  medically-related  "Contingency  Event".  The amount payable will be your Account
Value  minus:  (a) the amount of any Credits  applied  within 12 months of the  applicable  "Contingency  Event" as defined below;  and (b) the amount of any Credits added in conjunction  with any Purchase  Payments  received after our  receipt of your  request for a  medically-related  surrender  (i.e.  Purchase  Payments  received at such time pursuant to a salary reduction program.

This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:
|X|      the Annuitant must be named or any change of Annuitant  must be accepted by us, prior to the  "Contingency
     Event" described below;
|X|      the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
|X|      if the Owner is one or more natural persons, all such Owners must also be alive at such time;
|X|      we must receive  satisfactory  proof of the  Annuitant's  confinement  in a Medical Care Facility or Fatal
     Illness in writing on a form satisfactory to us; and
|X|      this benefit is not available if the total Purchase  Payments  received  exceed $500,000 for all annuities issued by us with this benefit where the same person is named as Annuitant.

A "Contingency Event" occurs if the Annuitant is:
|X|      first  confined in a "Medical Care  Facility"  while your Annuity is in force and remains  confined for at least 90 days in a row; or
|X|      first diagnosed as having a "Fatal Illness" while your Annuity is in force.

The definitions of "Medical Care Facility" and "Fatal  Illness," as well as additional  terms and  conditions,  are provided in your  Annuity.  Specific  details  and  definitions  in relation to this  benefit may differ in certain jurisdictions.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
We currently make annuity options  available that provide fixed annuity  payments,  variable payments or adjustable payments.  Fixed options provide the same amount with each payment.  Variable options  generally  provide a payment which may increase or decrease  depending on the investment  performance of the Sub-accounts.  However,  currently, we also make a variable  payment option that has a guarantee  feature.  Adjustable  options provide a fixed payment that is  periodically  adjusted based on current  interest  rates.  We do not guarantee to make any Annuity Payment
Options  available  in the  future.  For  additional  information  on Annuity  Payment  Options  you may  request a
Statement of Additional Information.

When you  purchase  an Annuity,  or at a later  date,  you may choose an Annuity  Date,  an annuity  option and the frequency  of annuity  payments.  You may change  your  choices up to 30 days before the  Annuity  Date.  A maximum
Annuity  Date may be  required  by law.  Any change to these  options  must be in  writing.  The  Annuity  Date may depend on the annuity  option you choose.  Certain  annuity  options may not be  available  depending on the age of the Annuitant. You may not annuitize and receive annuity payments within the first Annuity Year.

Certain of these  annuity  options  may be  available  to  Beneficiaries  who choose to receive  the Death  Benefit proceeds as a series of payments instead of a lump sum payment.

Option 1
--------
Payments  for Life:  Under this  option,  income is payable  periodically  until the death of the "key  life".  The
"key life" (as used in this  section)  is the person or persons  upon whose life  annuity  payments  are based.  No additional  annuity  payments  are made after the death of the key life.  Since no minimum  number of  payments  is guaranteed,  this option offers the largest amount of periodic  payments of the life  contingent  annuity  options.
It is  possible  that only one  payment  will be  payable if the death of the key life  occurs  before the date the second  payment was due,  and no other  payments  nor death  benefits  would be payable.  This Option is  currently available  on a fixed or variable  basis.  Under this  option,  you cannot make a partial or full  surrender of the annuity.

Option 2
--------
Payments  Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint  lifetime of two key lives, and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the  survivor's  death.  No minimum  number of payments is  guaranteed  under this option.  It is possible  that only one payment  will be payable if the death of all the key lives occurs  before the date the second  payment was due, and no other  payments or death benefits  would be payable.  This Option is currently  available on a fixed or variable basis.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 3
--------
Payments  for Life with a Certain  Period:  Under this option,  income is payable  until the death of the key life.
However,  if the key life dies before the end of the period selected (5, 10, or 15 years),  the remaining  payments are paid to the  Beneficiary  until the end of such  period.  This  Option  is  currently  available  on a fixed or variable  basis.  If you elect to receive  payments on a variable basis under this option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 4
--------
Fixed Payments for a Certain Period:  Under this option,  income is payable  periodically for a specified number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the
Beneficiary to the end of such period.  Note that under this option,  payments are not based on any  assumptions of life  expectancy.  Therefore,  that  portion  of the  Insurance  Charge  assessed  to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner  selecting  this option.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable Payments for a Certain Period:  Under this option,  income is payable  periodically for a specified number of  years.  The  number  of years  cannot  be less  than 5 or more  than 50.  Payments  may  increase  or  decrease depending on the  investment  performance  of the  Sub-Accounts.  If the payee dies before the end of the specified number of years,  the remaining  payments are paid to the  Beneficiary  to the end of such period.  Note that under this  option,  payments  are not based on any  assumptions  of life  expectancy.  Therefore,  that  portion  of the
Insurance  Charge  assessed  to cover the risk that key lives  outlive our  expectations  provides no benefit to an
Owner  selecting  this option.  If this option is selected,  full  surrenders may be made from the Annuity prior to the last guaranteed Payment Date.  No partial surrenders are permitted if this option is selected.

Option 6
--------
Variable  Payments for Life with a Cash Value:  Under this  option,  benefits  are payable  periodically  until the death  of the key  life.  Benefits  may  increase  or  decrease  depending  on the  investment  performance  of the
Sub-accounts.  This option has a cash value that also varies with the investment  performance  of the  Sub-account.
The cash value provides a "cushion" from volatile investment  performance so that negative  investment  performance does  not  automatically  result  in a  decrease  in the  annuity  payment  each  month,  and  positive  investment performance  does not  automatically  result  in an  increase  in the  annuity  payment  each  month.  The  cushion generally  "stabilizes"  monthly  annuity  payments.  Any cash value remaining on the death of the key life is paid to the  Beneficiary  in a lump sum or as periodic  payments.  Under this  option,  you can request  partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 7
--------
Variable  Payments for Life with a Cash Value and Guarantee:  Under this option,  benefits are payable as described in Option 6; except  that,  while the key life is alive,  the annuity  payment  will not be less than a  guaranteed
             ------
amount,  which  generally  is equal  to the  first  annuity  payment.  We  charge  an  additional  amount  for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic  payments.  Under this option,  you can request  partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
Unless  prohibited  by law, we require that you elect either a life annuity or an annuity with a certain  period of at least 5 years if any CDSC would  apply  were you to  surrender  your  Annuity on the  Annuity  Date.  Therefore, making a purchase  payment  within  eight years of the Annuity Date limits your annuity  payment  options.  Certain annuity  payment  options may not be  available  if your  Annuity  Date occurs  during the period that a CDSC would apply.

If you have not provided us with your Annuity Date or Annuity Payment Option in writing, then:
|X|      the Annuity Date will be the first day of the calendar month following the later of the Annuitant's 85th birthday or the fifth anniversary of our receipt of your request to purchase an Annuity; and
|X|      the annuity payments, where allowed by law, will be calculated on a fixed basis under Option 3, Payments for Life with 10 years certain.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments (Options 1-4)
If you choose to receive fixed  annuity  payments,  you will receive equal  fixed-dollar  payments  throughout  the period you select.  The amount of the fixed payment will vary  depending on the annuity  payment option and payment frequency you select.  Generally,  the first annuity payment is determined by multiplying the Account Value,  minus any state premium taxes that may apply,  by the factor  determined  from our table of annuity  rates.  The table of annuity  rates differs based on the type of annuity  chosen and the frequency of payment  selected.  Our rates will not be less  than our  guaranteed  minimum  rates.  These  guaranteed  minimum  rates  are  derived  from the a2000
Individual  Annuity  Mortality  Table  with an assumed  interest  rate of 3% per annum.  Where  required  by law or regulation,  such  annuity  table  will have  rates  that do not  differ  according  to the gender of the key life.
Otherwise, the rates will differ according to the gender of the key life.

Variable Annuity Payments
We offer three different types of variable  annuity payment  options.  The first annuity payment will be calculated based upon the assumed  investment  return  ("AIR").  You select the AIR before we start to make Annuity  Payments.
The remaining  annuity  payments will fluctuate based on the performance of the Portfolios  relative to the AIR, as well as, other  factors  described  below.  The greater the AIR, the greater the first  annuity  payment.  A higher
AIR may result in  smaller  potential  growth in the  annuity  payments.  A lower AIR  results  in a lower  initial annuity payment.

|X|      Variable Payments (Options 1-3 & 5)
         -----------------
         We calculate  each annuity  payment  amount by  multiplying  the number of units  scheduled to be redeemed under a schedule  of units for each  Sub-account  by the Unit  Value of each  Sub-Account  on the  annuity payment  date.  We determine the schedule of units based on your Account Value (minus any premium tax that applies)  at the time you elect to begin  receiving  annuity  payments.  The  schedule  of units will vary based on the annuity  payment  option  selected,  the length of any certain  period (if  applicable),  the
         Annuitant's  age and gender  (if  annuity  payments  are due for the life of the  Annuitant)  and the Unit
         Value of the  Sub-Accounts  you initially  selected on the Issue Date.  The  calculation  is performed for each  Sub-Account,  and the  sum of the  Sub-Account  calculations  equals  the  amount  of  your  annuity payment.  Other than to fund annuity  payments,  the number of units  allocated to each  Sub-Account  will not change unless you transfer among the  Sub-Accounts  or make a withdrawal (if allowed).  You can select one of three AIRs for these options: 3%, 5% or 7%.

|X|      Stabilized Variable Payments (Option 6)
         ----------------------------
         This option  provides  guaranteed  payments for life, a cash value for the  Annuitant  (while alive) and a variable  period of time during which annuity  payments will be made whether or not the Annuitant is still alive.  We calculate the initial  annuity  payment amount by multiplying  the number of units scheduled to
                                  -------
         be  redeemed  under a schedule of units by the Unit  Values  determined  on the  annuitization  date.  The schedule of units is established for each  Sub-account you choose on the  annuitization  date based on the applicable  benchmark  rate  and  the  annuity  factors.  The  annuity  factors  reflect  our  assumptions regarding  the costs we expect to bear in  guaranteeing  payments for the lives of the  Annuitant and will depend  on the  benchmark  rate,  the  annuitant's  attained  age and  gender  (where  permitted).  Unlike variable  payments  (described above) where each payment can vary based on Sub-account  performance,  this payment option  cushions the immediate  impact of  Sub-account  performance by adjusting the length of the time during which  annuity  payments  will be made whether or not the  Annuitant is alive while  generally maintaining a level annuity payment  amount.  Sub-account  performance  that exceeds a benchmark rate will generally extend this time period,  while Sub-account  performance that is less than a benchmark rate will generally  shorten the period.  If the period  reaches  zero and the  Annuitant  is still  alive,  Annuity
         Payments  continue,  however,  the annuity payment amount will vary depending on Sub-account  performance, similar to conventional variable payments.  The AIR for this option is 4%.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option7)
         ------------------------------------------------------
         This option  provides  guaranteed  payments for life in the same manner as  Stabilized  Variable  Payments
         (described  above).  In addition to the stabilization  feature,  this option also guarantees that variable annuity  payments will not be less than the initial  annuity  payment  amount  regardless  of  Sub-account performance.  The AIR for this option is 3%.

The variable  annuity  payment  options are  described  in greater  detail in a separate  prospectus  which will be provided to you at the time you elect one of the variable annuity payment options.

Adjustable Annuity Payments
We may make an adjustable annuity payment option available.  Adjustable  annuity payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment  amount is  adjusted  upward or  downward  depending  on the rate we are  currently  crediting  to  annuity payments.  The  adjustment  in the  annuity  payment  amount  does not affect the  duration  of  remaining  annuity payments, only the amount of each payment.

DEATH BENEFIT

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
The  Annuity  provides a Death  Benefit  during its  accumulation  period.  If the  Annuity is owned by one or more natural  persons,  the Death  Benefit is payable  upon the first  death of an Owner.  If the Annuity is owned by an entity,  the Death  Benefit is payable  upon the  Annuitant's  death,  if there is no  Contingent  Annuitant.  If a
Contingent  Annuitant was  designated  before the  Annuitant's  death and the Annuitant  dies,  then the Contingent
Annuitant  becomes the  Annuitant  and a Death  Benefit will not be paid at that time.  The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

The Annuity  provides a basic Death Benefit at no additional  charge.  The Insurance  Charge we deduct from Account
Value  allocated to the  Sub-accounts  is used,  in part,  to pay us for the risk we assume in providing  the basic
Death  Benefit  guarantee  under the  Annuity.  The Annuity  also offers two  different  optional  Death  Benefits.
Either  benefit can be  purchased  for an  additional  charge.  The  additional  charge is  deducted to  compensate
American Skandia for providing  increased insurance  protection under the optional Death Benefits.  Notwithstanding the  additional  protection  provided  under the optional Death  Benefits,  the  additional  cost has the impact of reducing the net  performance of the investment  options.  Under certain  circumstances,  your Death Benefit may be reduced by the amount of any Credits we applied to your  Purchase  Payments.  (see "How are  Credits  Applied to My
Account Value")

The basic Death Benefit is the greater of:
|X|      The sum of all Purchase Payments less the sum of all proportional withdrawals.
|X|      The sum of your Account  Value in the  variable  investment  options and your  Interim  Value in the Fixed
         Allocations, less the amount of any Credits applied within 12-months prior to the date of death.

For purposes of the basic and optional Death  Benefits,  "proportional  withdrawals"  are determined by calculating the  percentage  of the Account  Value that each prior  withdrawal  represented  when  withdrawn.  For  example,  a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments.

OPTIONAL DEATH BENEFITS
You can  purchase  either of two  optional  Death  Benefits  with your  Annuity  to provide  an  enhanced  level of protection for your beneficiaries.

NOTE: You may not elect the Enhanced  Beneficiary  Protection  Optional Death Benefit if you have elected any other
Optional Death Benefit.

-------------------------------------------------------------------------------------------------------------------
Currently,  these  benefits  are only offered and must be elected at the time that you purchase  your  Annuity.  We may, at a later date,  allow existing  Annuity Owners to purchase either of the optional Death Benefits  subject to our rules and any  changes  or  restrictions  in the  benefits.  Certain  terms and  conditions  may  differ if you purchase  your  Annuity  as part of an  exchange,  replacement  or  transfer,  in whole or in part,  from any other
Annuity we issue.
-------------------------------------------------------------------------------------------------------------------

Enhanced Beneficiary Protection Optional Death Benefit
The Enhanced  Beneficiary  Protection  Optional Death Benefit can provide  additional  amounts to your  Beneficiary that may be used to offset  federal and state taxes  payable on any  taxable  gains in your  Annuity at the time of your death.  Whether this benefit is appropriate  for you may depend on your  particular  circumstances,  including other  financial  resources  that may be available to your  Beneficiary to pay taxes on your Annuity should you die during the accumulation period.  No benefit is payable if death occurs on or after the Annuity Date.

The Enhanced  Beneficiary  Protection  Optional Death Benefit provides a benefit that is payable in addition to the basic Death  Benefit.  If the  Annuity  has one Owner,  the Owner must be age 75 or less at the time the benefit is purchased.  If the Annuity has joint  Owners,  the oldest Owner must be age 75 or less.  If the Annuity is owned by an entity, the Annuitant must be age 75 or less.

-------------------------------------------------------------------------------------------------------------------
The Enhanced  Beneficiary  Protection  Optional Death Benefit is being offered in those jurisdictions where we have received  regulatory  approval.  Certain terms and conditions may differ between  jurisdictions once approved.  The benefit is  currently  only  offered to Owners who purchase  the Annuity as a  "non-qualified"  investment.  We may make the benefit  available  to Owners who  purchase  the Annuity as an IRA or other  "qualified"  investment  at a later  date.  Please  refer  to  the  section  entitled  "Tax  Considerations"  for a  discussion  of  special  tax considerations for purchasers of this benefit.
-------------------------------------------------------------------------------------------------------------------

Calculation of Enhanced Beneficiary Protection Optional Death Benefit
If you purchase the Enhanced Beneficiary Protection Optional Death Benefit, the Death Benefit is calculated as follows:

1.       the basic Death Benefit described above

     PLUS

2.       50% of the "Death Benefit Amount" less Purchase Payments reduced by proportional withdrawals.

Death  Benefit  Amount  includes  your Account  Value and any amounts  added to your Account  Value under the basic
----------------------
Death  Benefit  when the Death  Benefit is  calculated.  Under the basic Death  Benefit,  amounts are added to your
Account Value when the Account Value is less than Purchase Payments minus proportional withdrawals.

The amount calculated in Items 1 & 2 above may be reduced by any Credits under certain circumstances.

-------------------------------------------------------------------------------------------------------------------
The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit is  subject  to a maximum  of 50% of all  Purchase
Payments  applied to the Annuity at least 12 months  prior to the death of the decedent  that  triggers the payment of the Death Benefit.
-------------------------------------------------------------------------------------------------------------------

See Appendix C for examples of how the Enhanced Beneficiary Protection Optional Death Benefit is calculated.

Guaranteed Minimum Death Benefit
If the Annuity has one Owner, the Owner must be age 80 or less at the time either optional Death Benefit is purchased.  If the Annuity has joint Owners, the oldest Owner must be age 80 or less.  If the Annuity is owned by an entity, the Annuitant must be age 80 or less.

Key Terms Used with the Guaranteed Minimum Death Benefit

|X|      The Death  Benefit  Target Date is the contract  anniversary  on or after the 80th birthday of the current
             ---------------------------
     Owner, the oldest of either joint Owner or the Annuitant, if entity owned.

|X|      The Highest  Anniversary  Value equals the highest of all previous  "Anniversary  Values" on or before the
             ---------------------------
     earlier of the Owner's date of death and the "Death Benefit Target Date".

|X|      The  Anniversary  Value is the Account Value as of each  anniversary of the Issue Date plus the sum of all
              ------------------
     Purchase  Payments  on or after such  anniversary  less the sum of all  "Proportional  Reductions"  since such anniversary.

|X|      A Proportional  Reduction is a reduction to the value being measured caused by a withdrawal,  equaling the
           -----------------------
     percentage  of the  withdrawal  as  compared  to the  Account  Value  as of the  date of the  withdrawal.  For example,  if your Account  Value is $10,000 and you  withdraw  $2,000 (a 20%  reduction),  we will reduce both your Anniversary Value and the amount determined by Purchase Payments  increasing at the appropriate  interest rate by 20%.

Calculation of Guaranteed Minimum Death Benefit
The Guaranteed Minimum Death Benefit depends on whether death occurs before or after the Death Benefit Target
Date.

         If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greatest of:

1.       the Account Value in the Sub-accounts  plus the Interim Value of any Fixed  Allocations (no MVA) as of the
              date we receive in writing "due proof of death"; and
2.       the sum of all Purchase  Payments minus the sum of all  Proportional  Reductions,  each  increasing  daily until  the  Owner's  date of death at a rate of 5.0%,  subject  to a limit of 200% of the  difference between the sum of all  Purchase  Payments and the sum of all  withdrawals  as of the Owner's date of death; and
3.       the "Highest Anniversary Value" on or immediately preceding the Owner's date of death.

         The amount determined by this calculation is increased by any Purchase Payments received after the
         Owner's date of death and decreased by any Proportional Reductions since such date.  The amount calculated in Items 1 & 3 above may be reduced by any Credits under certain circumstances.

         If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1.       the Account  Value as of the date we receive in writing "due proof of death" (an MVA may be  applicable to amounts in any Fixed Allocations); and
2.       the greater of Item 2 & 3 above on the Death  Benefit  Target Date plus the sum of all  Purchase  Payments less the sum of all Proportional Reductions since the Death Benefit Target Date.

         The amount calculated in Item 1 above may be reduced by any Credits under certain circumstances.

Annuities with joint Owners
For Annuities  with Joint Owners,  the Death Benefit is calculated as shown above except that the age of the oldest of the Joint Owners is used to  determine  the Death  Benefit  Target  Date.  NOTE:  If you and your spouse own the
Annuity  jointly,  we will pay the  Death  Benefit  to the  Beneficiary.  If the sole  primary  Beneficiary  is the surviving  spouse,  then the  surviving  spouse can elect to assume  ownership  of the  Annuity  and  continue  the contract instead of receiving the Death Benefit.

Annuities owned by entities
For  Annuities  owned by an entity,  the Death  Benefit is  calculated  as shown  above  except that the age of the
Annuitant is used to determine  the Death Benefit  Target Date.  Payment of the Death Benefit is based on the death of the Annuitant (or Contingent Annuitant, if applicable).

Can I terminate the optional Death Benefits?  Do the optional Death Benefits terminate under other circumstances?
You can terminate the Enhanced  Beneficiary  Protection  Optional Death Benefit at any time. Upon termination,  you will be required to pay a pro-rata  portion of the annual  charge for the benefit.  The  Guaranteed  Minimum  Death
Benefit cannot be terminated  once it is elected.  Both optional Death  Benefits will  terminate  automatically  on
the  Annuity  Date.  We  may  also   terminate  the  optional  Death  Benefit  if  necessary  to  comply  with  our interpretation of the Code and applicable regulations.

How much do you charge for the optional Death Benefit?
We deduct a charge from your  Account  Value if you elect to purchase  either  optional  Death  Benefit.  No charge applies after the Annuity Date.  We deduct the charge:
1.       on each anniversary of the Issue Date;
2.       when Account Value is transferred to our general account prior to the Annuity Date;
3.       if you surrender your Annuity; and

4.       if you choose to terminate the benefit (Enhanced Beneficiary Protection Optional Death Benefit only)

If you surrender the Annuity,  elect to begin receiving  annuity  payments or terminate the benefit on a date other than an  anniversary  of the Issue Date,  the charge will be prorated.  During the first year after the Issue Date, the charge will be prorated  from the Issue  Date.  In all  subsequent  years,  it would be prorated  from the last anniversary of the Issue Date.

We first deduct the amount of the charge  pro-rata from the Account Value in the variable  investment  options.  We only deduct the charge  pro-rata from the Fixed  Allocations to the extent there is  insufficient  Account Value in the variable  investment  options to pay the charge.  If your Annuity's  Account Value is  insufficient  to pay the charge,  we may deduct  your  remaining  Account  Value and  terminate  your  Annuity.  We will  notify you if your
Account  Value is  insufficient  to pay the  charge  and  allow you to submit an  additional  Purchase  Payment  to continue your Annuity.

Please  refer to the  section  entitled  "Tax  Considerations"  for  additional  considerations  in relation to the optional Death Benefit.

AMERICAN SKANDIA'S ANNUITY REWARDS

What is the Annuity Rewards benefit?
The Annuity  Rewards  benefit  offers  Owners the ability to capture any market gains since the Issue Date of their
Annuity as an  enhancement  to their current Death  Benefit so their  Beneficiaries  will not receive less than the
Annuity's value as of the date the Owner elects the benefit.

Under the Annuity Rewards benefit, American Skandia guarantees that the Death Benefit will not be less than:

         your Account Value in the variable  investment  options plus the Interim Value in any Fixed Allocations as of the effective date of the Owner's election

         MINUS any proportional withdrawals* following the date of election
         -----

         PLUS any additional Purchase Payments applied to the Annuity following the date of election.
         ----

*    "Proportional  withdrawals"  are  determined  by  calculating  the  percentage  of the Account Value that each withdrawal  represented  when  withdrawn.  For  example,  a withdrawal  of 50% of your Account  Value would be treated as a 50% reduction in the amount payable under the Death Benefit.

The Annuity  Rewards Death Benefit  enhancement  does not affect any Optional  Death Benefits  available  under the
Annuity.  If the Death Benefit  amount  payable  under your  Annuity's  basic Death  Benefit or any Optional  Death
Benefits you purchase is greater than the enhanced  Death  Benefit  under the Annuity  Rewards  benefit on the date the Death Benefit is calculated,  your  Beneficiary  will receive the higher amount.  If your Annuity  includes the
Enhanced  Beneficiary  Protection  Optional  Death Benefit,  the enhanced  Death Benefit under the Annuity  Rewards program will be considered  when  calculating  the amount due under the Enhanced  Beneficiary  Protection  Optional
Death Benefit.

Who is eligible for the Annuity Rewards benefit?
Owners can elect the Annuity  Rewards  Death Benefit  enhancement  following  the eighth (8th)  anniversary  of the
Annuity's  Issue  Date.  However,  the  election  is subject to the  requirement  that their  Account  Value on the election  date is greater  than the amount  that would be  payable  to their  Beneficiary  under the Death  Benefit provided  under the Annuity as of the election date  (including any Optional Death Benefits other than the Enhanced
Beneficiary  Protection  Optional  Death  Benefit).  If an  Owner  is  ineligible  when he or she  applies  for the optional  benefit,  the Owner can elect the Annuity  Rewards Death Benefit  enhancement on any  subsequent  date if they  otherwise  qualify.  The  election  must occur before  annuity  payments  begin.  An Owner can only elect the
Annuity  Rewards Death Benefit  enhancement  once.  There is no additional  charge for electing the Annuity Rewards
Death Benefit enhancement.

PAYMENT OF DEATH BENEFITS

Payment of Death Benefit to Beneficiary
Except in the case of a spousal Beneficiary, in the event of your death, the death benefit must be distributed:
|X|      as a lump sum amount at any time within five (5) years of the date of death; or
|X|      as a series of annuity  payments not extending  beyond the life  expectancy of the Beneficiary or over the life of the Beneficiary.  Payments under this option must begin within one year of the date of death.

Unless you have made an election prior to death benefit  proceeds  becoming due, a Beneficiary can elect to receive the Death Benefit  proceeds as a series of fixed annuity  payments  (Annuity  Payment Option 1-4) or as a series of variable  annuity  payments  (Annuity  Payment Option 1-3 or 5-7). See the section  entitled "What Types of Annuity
Options are Available."

Spousal Beneficiary - Assumption of Annuity
You may name your spouse as your  Beneficiary.  If you and your spouse own the Annuity jointly,  we assume that the sole primary  Beneficiary  will be the surviving  spouse unless you elect an alternative  Beneficiary  designation.
Unless you elect an alternative  Beneficiary  designation,  the spouse Beneficiary may elect to assume ownership of the  Annuity  instead  of taking the Death  Benefit  payment.  Any Death  Benefit  (including  any  optional  Death
Benefits)  that would have been  payable to the  Beneficiary  will become the new  Account  Value as of the date we receive due proof of death and any  required  proof of a spousal  relationship.  As of the date the  assumption  is effective,  the surviving  spouse will have all the rights and benefits  that would be available  under the Annuity to a new  purchaser  of the same  attained  age.  For  purposes of  determining  any future  Death  Benefit for the surviving  spouse,  the new Account Value will be considered as the initial  Purchase  Payment.  No CDSC will apply to the new Account  Value.  However,  any  additional  Purchase  Payments  applied after the date the assumption is effective will be subject to all provisions of the Annuity.

See the section entitled "Managing Your Annuity - Spousal  Contingent  Annuitant" for a discussion of the treatment of a spousal Contingent Annuitant in the case of the death of the Annuitant in an entity owned Annuity.

IRA Beneficiary Continuation Option
The Code  provides for  alternative  death  benefit  payment  options when an Annuity is used as an IRA,  403(b) or other "qualified  investment" that requires Minimum  Distributions.  Upon the Owner's death under an IRA, 403(b) or other  "qualified  investment",  a  Beneficiary  may  generally  elect to continue the Annuity and receive  Minimum
Distributions  under the  Annuity  instead of  receiving  the death  benefit  in a single  payment.  The  available payment  options  will  depend on  whether  the Owner died on or before  the date he or she was  required  to begin receiving Minimum Distributions under the Code and whether the Beneficiary is the surviving spouse.

|X|      If death occurs  before the date Minimum  Distributions  must begin under the Code,  the Death Benefit can be paid out in either a lump  sum,  within  five  years  from the date of death,  or over the life or life expectancy  of the  designated  Beneficiary  (as  long as  payments  begin  by  December  31st of the year following the year of death).  However,  if the spouse is the  Beneficiary,  the Death Benefit can be paid out over the life or life  expectancy of the spouse with such payments  beginning no earlier than December
         31st of the year  following  the year of death or December  31st of the year in which the  deceased  would have reached age 70 1/2, which ever is later.

|X|      If death occurs after the date Minimum  Distributions  must begin under the Code,  the Death  Benefit must be paid out at least as rapidly as under the method then in effect.

A Beneficiary  has the flexibility to take out more each year than required under the Minimum  Distribution  rules.
Until withdrawn,  amounts in an IRA, 403(b) or other "qualified  investment"  continue to be tax deferred.  Amounts withdrawn each year,  including  amounts that are required to be withdrawn  under the Minimum  Distribution  rules, are  subject to tax.  You may wish to  consult a  professional  tax  advisor  for tax advice as to your  particular
situation.   See  the  section  entitled  "How  are  Distributions  From  Qualified   Contracts  Taxed?  -  Minimum
Distributions after age 70 1/2."

Upon election of this IRA Beneficiary Continuation option:

|X|      the Annuity contract will be continued in the Owner's name, for the benefit of the Beneficiary.
|X|      the Account Value will be equal to any Death Benefit  (including  any optional  Death  Benefit) that would have been payable to the Beneficiary if they had taken a lump sum distribution.
|X|      the  Beneficiary  may  request  transfers  among  Sub-Accounts,   subject  to  the  same  limitations  and
              restrictions  that applied to the Owner.  NOTE: The  Sub-Accounts  offered under the IRA  Beneficiary
              Continuation option may be limited.
|X|      no additional Purchase Payments can be applied to the Annuity.
|X|      the basic Death Benefit and any optional Death  Benefits  elected by the Owner will no longer apply to the
              Beneficiary.
|X|      the  Beneficiary  can request a  withdrawal  of all or a portion of the Account  Value at any time without application of a CDSC.
|X|      upon  the  death  of the  Beneficiary,  any  remaining  Account  Value  will be paid in a lump  sum to the person(s) named by the Beneficiary.
|X|      all amounts in the  Annuity  must be paid out to the  Beneficiary  according  to the Minimum  Distribution rules described above.

Please contact American Skandia for additional  information on the availability,  restrictions and limitations that will apply to a Beneficiary under the IRA Beneficiary Continuation option.

Are there any exceptions to these rules for paying the Death Benefit?
Yes,  there are exceptions  that apply no matter how your Death Benefit is calculated.  There are exceptions to the
Death  Benefit if the  decedent was not the Owner or Annuitant as of the Issue Date and did not become the Owner or
Annuitant  due to the prior  Owner's  or  Annuitant's  death.  Any  minimum  Death  Benefit  that  applies  will be suspended  for a two-year  period  from the date he or she first  became  Owner or  Annuitant.  After the  two-year suspension  period is completed,  the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

When do you determine the Death Benefit?
We determine the amount of the Death Benefit as of the date we receive "due proof of death",  any  instructions  we require to  determine  the method of payment and any other  written  representations  we require to  determine  the proper  payment of the Death Benefit to all  Beneficiaries.  "Due proof of death" may include a certified copy of a death  certificate,  a certified copy of a decree of a court of competent  jurisdiction  as to the finding of death or other  satisfactory  proof of death.  Upon our  receipt of "due proof of death" we  automatically  transfer  the
Death  Benefit  to the  AST  Money  Market  Sub-Account  until  we  further  determine  the  universe  of  eligible
Beneficiaries.  Once the universe of eligible  Beneficiaries  has been  determined  each eligible  Beneficiary  may allocate his or her eligible share of the Death Benefit to the Sub-Accounts according to our rules.

Each  Beneficiary  must make an election as to the method they wish to receive their portion of the Death  Benefit.
Absent an election of a Death  Benefit  payment  method,  no Death Benefit can be paid to the  Beneficiary.  We may require written  acknowledgment of all named Beneficiaries  before we can pay the Death Benefit.  During the period from the date of death until we receive all  required  paper work,  the amount of the Death  Benefit may be subject to market fluctuations.

Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

NOTE:  You may not elect the Plus40(TM)Optional Life Insurance Rider if you have elected the Enhanced Beneficiary
Protection Optional Death Benefit.

-------------------------------------------------------------------------------------------------------------------
The life insurance  coverage  provided  under the Plus40(TM)Optional Life Insurance  Rider  ("Plus40(TM)rider" or the
"Rider") is supported by American  Skandia's  general  account and is not subject to, or  registered  as a security under,  either the  Securities  Act of 1933 or the Investment  Company Act of 1940.  Information  about the Plus40(TM)
rider is included in this  Prospectus to help you understand the Rider and the  relationship  between the Rider and the  value  of your  Annuity.  It is also  included  because  you can  elect  to pay  for the  Rider  with  taxable withdrawals  from your  Annuity.  The  staff of the  Securities  and  Exchange  Commission  has not  reviewed  this information.  However,  the information may be subject to certain  generally  applicable  provisions of the Federal securities laws regarding accuracy and completeness.
-------------------------------------------------------------------------------------------------------------------

The Plus40(TM)rider provides an income tax-free life insurance benefit to your  Beneficiary(ies)  equal to 40% of the
Account  Value of your  Annuity as of the date we  receive  due proof of death,  subject  to  certain  adjustments, restrictions  and  limitations.  The Rider may be especially  useful in offsetting  federal and state taxes payable on any taxable  gains in your  Annuity at the time of your death.  The Rider is  available in addition to the death benefit  payable  under  the  Annuity.  Whether  the Rider is  appropriate  for you may  depend on your  particular circumstances,  including other financial resources that may be available to your  Beneficiary(ies) to pay taxes on the gain in your Annuity  should you die during the  accumulation  period.  No amounts are payable  under the Rider if you die on or after the date your  Account  Value is applied to begin  receiving  annuity  payments or after you surrender the Annuity.  The Rider has no cash value.

Currently,  the Plus40(TM)rider is only offered and must be elected at the time that you purchase  your  Annuity.  We may, at a later date,  allow  existing  Annuity  Owners to purchase the Plus40(TM)rider subject to our rules and any changes or restrictions.

Please refer to Appendix D for a more complete description of the Plus40(TM)rider.

VALUING YOUR INVESTMENT

HOW IS MY ACCOUNT VALUE DETERMINED?
During the accumulation  period,  the Annuity has an Account Value. The Account Value is determined  separately for each  Sub-account  allocation  and for each Fixed  Allocation.  The Account  Value is the sum of the values of each
Sub-account  allocation  and the value of each Fixed  Allocation.  The Account Value does not reflect any CDSC that may apply to a  withdrawal  or  surrender.  The Account  Value  includes  any  Credits we applied to your  Purchase
Payments that we are entitled to recover under certain  circumstances.  When  determining  the Account Value on any day other than 30 days prior to a Fixed  Allocation's  Maturity  Date,  the  Account  Value may  include any Market
Value Adjustment that would apply to a Fixed Allocation (if withdrawn or transferred) on that day.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
The Surrender Value of your Annuity is the value available to you on any day during the  accumulation  period.  The
Surrender  Value is equal to your  Account  Value minus any CDSC,  the Annual  Maintenance  Fee, the charge for any optional  Death Benefit and any Credits we applied to your Purchase  Payments that we are entitled to recover under certain circumstances.  The Surrender Value will also include any Market Value Adjustment that may apply.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?
When you allocate Account Value to a Sub-Account,  you are purchasing  units of the  Sub-account.  Each Sub-account invests  exclusively  in shares of an  underlying  Portfolio.  The value of the  Units  fluctuate  with the  market fluctuations of the Portfolios.  The value of the Units also reflect the daily accrual for the Insurance Charge.

Each  Valuation  Day, we  determine  the price for a Unit of each  Sub-account,  called the "Unit  Price." The Unit
Price is used for  determining  the value of transactions  involving  Units of the  Sub-accounts.  We determine the number of Units involved in any  transaction  by dividing the dollar value of the  transaction by the Unit Price of the Sub-account as of the Valuation Day.

Example
Assume you allocate  $5,000 to a  Sub-account.  On the  Valuation  Day you make the  allocation,  the Unit Price is
$14.83.  Your $5,000 buys  337.154  Units of the  Sub-account.  Assume that later,  you wish to transfer  $3,000 of your Account  Value out of that  Sub-account  and into another  Sub-account.  On the  Valuation Day you request the transfer,  the Unit Price of the  original  Sub-account  has  increased  to $16.79.  To  transfer  $3,000,  we sell
178.677  Units at the  current  Unit  Price,  leaving  you  158.477  Units.  We then buy $3,000 of Units of the new
Sub-account at the Unit Price of $17.83.  You would then have 168.255 Units of the new Sub-account.

HOW DO YOU VALUE FIXED ALLOCATIONS?
During the Guarantee  Period,  we use the concept of an Interim  Value.  The Interim Value can be calculated on any day and is equal to the  initial  value  allocated  to a Fixed  Allocation  plus all  interest  credited to a Fixed
Allocation  as of the date  calculated.  The  Interim  Value  does not  include  the  impact  of any  Market  Value
Adjustment.  If you made any transfers or withdrawals from a Fixed  Allocation,  the Interim Value will reflect the withdrawal of those amounts and any interest  credited to those amounts  before they were  withdrawn.  To determine the Account Value of a Fixed  Allocation on any day other than its Maturity  Date, we multiply the Account Value of the Fixed Allocation times the Market Value Adjustment factor.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?
American  Skandia  is  generally  open to  process  financial  transactions  on those  days that the New York Stock
Exchange  (NYSE) is open for  trading.  There  may be  circumstances  where  the NYSE does not open on a  regularly scheduled  date or time  or  closes  at an  earlier  time  than  scheduled  (normally  4:00  p.m.  EST).  Financial transactions  requested  before the close of the NYSE which meet our  requirements  will be processed  according to the value next  determined  following the close of business.  Financial  transactions  requested on a  non-business day or after the close of the NYSE will be processed  based on the value next  computed on the next  business  day.
There may be  circumstances  when the  opening or closing  time of the NYSE is  different  than other  major  stock exchanges,  such as NASDAQ or the American Stock Exchange.  Under such circumstances,  the closing time of the NYSE will be used when valuing and processing transactions.

There may be circumstances  where the NYSE is open,  however,  due to inclement weather,  natural disaster or other circumstances  beyond our  control,  our  offices  may be closed or our  business  processing  capabilities  may be restricted.  Under those  circumstances,  your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.

The NYSE is closed on the following nationally  recognized  holidays:  New Year's Day, Martin Luther King, Jr. Day,
Presidents' Day, Good Friday,  Memorial Day,  Independence Day, Labor Day,  Thanksgiving,  and Christmas.  On those dates, we will not process any financial transactions involving purchase or redemption orders.

American  Skandia  will  also not  process  financial  transactions  involving  purchase  or  redemption  orders or transfers on any day that:
|X|      trading on the NYSE is restricted;
|X|      an  emergency  exists  making  redemption  or  valuation  of  securities  held  in  the  separate  account impractical; or
|X|      the SEC, by order, permits the suspension or postponement for the protection of security holders.

Initial Purchase  Payments:  We are required to allocate your initial  Purchase Payment to the Sub-accounts  within two (2) days after we receive all of our  requirements  to issue the  Annuity.  If we do not have all the  required information  to allow us to issue your  Annuity,  we may retain the Purchase  Payment  while we try to reach you or your  representative  to  obtain  all  of our  requirements.  If we  are  unable  to  obtain  all  of our  required information  within  five (5) days,  we are  required  to return the  Purchase  Payment  at that  time,  unless you specifically  consent to our  retaining  the Purchase  Payment  while we gather the required  information.  Once we obtain the required  information,  we will invest the Purchase  Payment and issue the Annuity  within two (2) days.
During any period that we are trying to obtain the required information, your money is not invested.

Additional  Purchase Payments:  We will apply any additional Purchase Payments on the Valuation Day that we receive the Purchase Payment with satisfactory allocation instructions.

Scheduled  Transactions:  "Scheduled"  transactions  include transfers under a Dollar Cost Averaging,  rebalancing, or asset  allocation  program,  Systematic  Withdrawals,  Minimum  Distributions  or  annuity  payments.  Scheduled transactions  are  processed  and  valued as of the date they are  scheduled,  unless  the  scheduled  day is not a
Valuation  Day.  In that  case,  the  transaction  will be  processed  and  valued  on  Valuation  Day prior to the scheduled transaction date.

Unscheduled  Transactions:  "Unscheduled"  transactions include any other non-scheduled  transfers and requests for
Partial  Withdrawals or Free  Withdrawals or Surrenders.  Unscheduled  transactions  are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

Medically-related  Surrenders & Death  Benefits:  Medically-related  surrender  requests and Death  Benefit  claims require our review and evaluation  before  processing.  We price such transactions as of the date we receive at our
Office all supporting documentation we require for such transaction and that are satisfactory to us.

Transactions in ProFunds VP Sub-accounts:  Generally,  purchase or redemption  orders or transfer  requests must be received by us by no later than the close of the New York Stock  Exchange to be processed on the current  Valuation
Day.  However,  any purchase or redemption  order or transfer request  involving the ProFunds VP Sub-accounts  must be received  by us no later than one hour prior to any  announced  closing of the  applicable  securities  exchange
(generally,  3:00 p.m.  Eastern time) to be processed on the current  Valuation  Day. The  "cut-off"  time for such financial  transactions  involving a ProFunds  VP  Sub-account  will be  extended to1/2hour prior to any  announced closing (generally,  3:30 p.m. Eastern time) for transactions  submitted  electronically through American Skandia's
Internet website  (www.americanskandia.com).  You cannot request a transaction  involving the purchase,  redemption or transfer of Units in one of the ProFunds VP  Sub-accounts  between the  applicable  "cut-off" time and 4:00 p.m.
Transactions received after 4:00 p.m. will be treated as received by us on the next Valuation Day.

TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?
Following is a brief summary of some of the Federal tax  considerations  relating to this Annuity.  However,  since the tax laws are complex and tax  consequences are affected by your individual  circumstances,  this summary of our interpretation  of the  relevant  tax laws is not  intended  to be fully  comprehensive  nor is it  intended as tax advice.  Therefore,  you may wish to  consult a  professional  tax  advisor  for tax  advice as to your  particular situation.

HOW ARE AMERICAN SKANDIA AND THE SEPARATE ACCOUNTS TAXED?
The  Separate  Accounts  are taxed as part of  American  Skandia.  American  Skandia  is taxed as a life  insurance company  under  Part I,  subchapter  L of the Code.  No taxes are due on  interest,  dividends  and  short-term  or long-term capital gains earned by the Separate Accounts with respect to the Annuities.

IN GENERAL, HOW ARE ANNUITIES TAXED?
Section 72 of the Code  governs  the  taxation of  annuities  in  general.  Taxation of the Annuity  will depend in large part on:

1.       whether the Annuity is used by:
|X|      a qualified  pension  plan,  profit  sharing  plan or other  retirement  arrangement  that is eligible for special treatment under the Code (for purposes of this discussion, a "Qualified Contract"); or
|X|      an individual or a corporation, trust or partnership (a "Non-qualified Contract"); and

2.       whether the Owner is:
|X|      an individual person or persons; or
|X|      an entity including a corporation, trust or partnership.

Individual  Ownership:  If one or more individuals own an Annuity,  the Owner of the Annuity is generally not taxed on any  increase in the value of the  Annuity  until an amount is  received  (a  "distribution").  This is commonly referred to as "tax  deferral".  A  distribution  can be in the form of a lump sum payment  including  payment of a
Death Benefit,  or in annuity  payments under one of the annuity payment  options.  Certain other  transactions may qualify as a distribution and be subject to taxation.

Entity  Ownership:  If the Annuity is owned by an entity and is not a Qualified  Contract,  generally  the Owner of the  Annuity  must  currently  include  any  increase  in the value of the  Annuity  during a tax year in its gross income.  An  exception  from  current  taxation  applies  for  annuities  held by an  employer  with  respect  to a terminated  tax-qualified  retirement  plan, a trust holding an annuity as an agent for a natural  person,  or by a decedent's  estate by reason of the death of the  decedent.  A tax-exempt  entity for Federal tax purposes will not be subject to income tax as a result of this provision.

HOW ARE DISTRIBUTIONS TAXED?
Distributions from an Annuity are taxed as ordinary income and not as capital gains.

Distributions Before Annuitization:  Distributions  received before annuity payments begin are generally treated as coming first from "income on the contract" and then as a return of the  "investment  in the  contract".  The amount of any  distribution  that is treated as receipt of "income on the contract" is includible in the taxpayer's  gross income  and  taxable  in the year it is  received.  The  amount  of any  distribution  treated  as a return  of the
"investment in the contract" is not includible in gross income.

|X|      "Income on the contract" is calculated by  subtracting  the  taxpayer's  "investment in the contract" from the aggregate value of all "related contracts" (discussed below).
|X|      "Investment in the contract" is equal to total  purchase  payments for all "related  contracts"  minus any previous  distributions  or  portions  of such  distributions  from  such  "related  contracts"  that were not includible  in gross  income.  "Investment  in the  contract"  may be  affected  by  whether an annuity or any
     "related  contract"  was purchased as part of a tax-free  exchange of life  insurance,  endowment,  or annuity contracts  under Section 1035 of the Code. The  "investment in the contract" for a Qualified  Contract will be considered zero for tax reporting purposes.

Distributions  After  Annuitization:  A portion of each annuity payment  received on or after the Annuity Date will generally be taxable.  The taxable  portion of each annuity  payment is determined  by a formula which  establishes the ratio that the  "investment in the contract"  bears to the total value of annuity  payments to be made. This is called the  "exclusion  ratio." The  investment in the contract is excluded  from gross  income.  Any portion of an annuity  payment  received  that exceeds the  exclusion  ratio will be entirely  includible  in gross  income.  The formula for  determining  the exclusion ratio differs  between fixed and variable  annuity  payments.  When annuity payments  cease  because of the death of the  person  upon whose  life  payments  are based and,  as of the date of death,  the amount of annuity  payments  excluded from taxable  income by the  exclusion  ratio does not exceed the
"investment in the  contract,"  then the remaining  portion of unrecovered  investment is allowed as a deduction by the beneficiary in the tax year of such death.

Penalty  Tax on  Distributions:  Generally,  any  distribution  from an  annuity  not  used in  conjunction  with a
Qualified  Contract  (Qualified  Contracts are discussed  below) is subject to a penalty equal to 10% of the amount includible in gross income.  This penalty does not apply to certain distributions, including:
|X|      Distributions made on or after the taxpayer has attained age 591/2;
|X|      Distributions  made on or after the death of the contract owner, or, if the owner is an entity,  the death of the annuitant;
|X|      Distributions attributable to the taxpayer's becoming disabled;
|X|      Distributions  which are part of a series of substantially  equal periodic  payments for the life (or life expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's Beneficiary);

|X|      Distributions  of amounts  which are treated as  "investments  in the  contract"  made prior to August 14,
     1982;

|X|      Payments under an immediate annuity as defined in the Code;
|X|      Distributions under a qualified funding asset under Code Section 130(d); or
|X|      Distributions  from an annuity  purchased by an employer on the  termination  of a qualified  pension plan that is held by the employer until the employee separates from service.

Special rules  applicable to "related  contracts":  Contracts issued by the same insurer to the same contract owner within the same calendar year (other than certain  contracts owned in connection  with a  tax-qualified  retirement arrangement)  are to be treated as one annuity  contract  when  determining  the taxation of  distributions  before annuitization.  We refer to these contracts as "related  contracts." In situations  involving  related contracts we believe  that the values  under such  contracts  and the  investment  in the  contracts  will be added  together to determine the proper taxation of a distribution  from any one contract  described under the section  "Distributions before  Annuitization."  Generally,  distributions  will be treated as coming  first  from  income on the  contract until all of the income on all such related  contracts is withdrawn,  and then as a return of the investment in the contract.  There is some  uncertainty  regarding  the  manner in which the  Internal  Revenue  Service  would  view related  contracts when one or more contracts are immediate  annuities or are contracts that have been  annuitized.
The Internal  Revenue  Service has not issued  guidance  clarifying  this issue as of the date of this  Prospectus.
You are particularly cautioned to seek advice from your own tax advisor on this matter.

Special  concerns  regarding   "substantially  equal  periodic  payments":   (also  known  as  "72(t)"  or  "72(q)"
distributions)  Any  modification to a program of distributions  which are part of a series of substantially  equal periodic  payments  that occur before the later of the  taxpayer  reaching age 59 1/2or five (5) years from the first of such  payments will result in the  requirement  to pay the 10%  premature  distribution  penalty that would have been due had the  payments  been  treated  as  subject  to the 10%  premature  distribution  penalty  in the  years received,  plus  interest.  This  does not  apply  when  the  modification  is by  reason  of death or  disability.
American Skandia does not currently support a section 72(q) program.

Special concerns regarding immediate  annuities:  The Internal Revenue Service has ruled that the immediate annuity exception to the 10% penalty described above under "Penalty Tax on  Distributions"  for  "non-qualified"  immediate annuities as defined under the Code may not apply to annuity  payments under a contract  recognized as an immediate annuity  under state  insurance  law obtained  pursuant to an exchange of a contract if: (a) purchase  payments for the  exchanged  contract  were  contributed  or deemed to be  contributed  more than one year prior to the  annuity starting date under the immediate  annuity;  and (b) the annuity  payments under the immediate  annuity do not meet the requirements of any other exception to the 10% penalty.

Special  rules in relation to tax-free  exchanges  under  Section  1035:  Section 1035 of the Code permits  certain tax-free exchanges of a life insurance,  annuity or endowment  contract for an annuity.  If an annuity is purchased through a tax-free exchange of a life insurance,  annuity or endowment  contract that was purchased prior to August
14, 1982, then any distributions other than as annuity payments will be considered to come:
|X|      First,  from the amount of  "investment  in the contract" made prior to August 14, 1982 and exchanged into the annuity;
|X|      Then,  from any "income on the  contract"  that is  attributable  to the purchase  payments  made prior to
       August 14, 1982 (including income on such original purchase payments after the exchange);
|X|      Then, from any remaining "income on the contract"; and
|X|      Lastly, from the amount of any "investment in the contract" made after August 13, 1982.

Therefore,  to the extent a  distribution  is equal to or less than the  remaining  investment in the contract made prior to August 14, 1982, such amounts are not included in taxable  income.  Further,  distributions  received that are  considered to be a return of investment on the contract from purchase  payments made prior to August 14, 1982, such  distributions are not subject to the 10% tax penalty.  In all other respects,  the general  provisions of the
Code apply to distributions from annuities obtained as part of such an exchange.

Partial  surrenders  may be treated in the same way as  tax-free  1035  exchanges  of entire  contracts,  therefore avoiding  current  taxation  of any  gains  in the  contract  as well as the 10% IRS tax  penalty  on  pre-age  59 1/2 withdrawals.  The IRS has reserved the right to treat  transactions  it considers  abusive as  ineligible  for this favorable  partial 1035  exchange  treatment.  We do not know what  transactions  may be  considered  abusive.  For example,  we do not know how the IRS may view early withdrawals or annuitizations  after a partial exchange.  As of the date of this  prospectus,  we will treat a partial  surrender of this type  involving a  non-qualified  annuity contract as a "tax-free" exchange for future tax reporting  purposes,  except to the extent that we, as a reporting and  withholding  agent,  believe that we would be expected to deem the  transaction to be abusive.  However,  some insurance  companies  may not  recognize  these  partial  surrenders  as tax-free  exchanges and may report them as taxable  distributions  to the extent of any gain  distributed  as well as  subjecting  the taxable  portion of the distribution  to the 10% IRS early  distribution  penalty.  We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

There is no guidance  from the Internal  Revenue  Service as to whether a partial  exchange  from a life  insurance contract is eligible for  non-recognition  treatment  under  Section 1035 of the Code. We will continue to report a partial  surrender  of a life  insurance  policy as  subject  to current  taxation  to the  extent of any gain.  In addition,  please be cautioned  that no specific  guidance has been provided as to the impact of such a transaction for the  remaining  life  insurance  policy,  particularly  as to the  subsequent  methods  to be used to test  for compliance  under the Code for both the  definition of life  insurance and the  definition of a modified  endowment contract.

Special  Considerations for Purchasers of the Enhanced  Beneficiary  Protection  Optional Death Benefit:  As of the
date of this  Prospectus,  it is our  understanding  that the charges related to the optional Death Benefit are not subject to current  taxation and we will not report them as such.  However,  the IRS could take the  position  that these charges should be treated as partial  withdrawals  subject to current taxation to the extent of any gain and, if  applicable,  the 10% tax  penalty.  We reserve the right to report  charges for the optional  Death  Benefit as partial  withdrawals if we, as a reporting and withholding agent,  believe that we would be expected to report them as such.

WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?
An annuity may be  suitable as a funding  vehicle for various  types of  tax-qualified  retirement  plans.  We have provided  summaries  of the types of  tax-qualified  retirement  plans  with which we may issue an  Annuity.  These summaries  provide general  information  about the tax rules and are not intended to be complete  discussions.  The tax rules  regarding  qualified  plans are  complex.  These  rules may include  limitations  on  contributions  and restrictions on  distributions,  including  additional  taxation of  distributions  and additional  penalties.  The terms and conditions of the  tax-qualified  retirement plan may impose other  limitations and restrictions that are in  addition  to the  terms of the  Annuity.  The  application  of these  rules  depends  on  individual  facts and circumstances.  Before  purchasing an Annuity for use in a qualified plan, you should obtain  competent tax advice, both as to the tax treatment and  suitability  of such an  investment.  American  Skandia does not offer all of its annuities to all of these types of tax-qualified retirement plans.

Corporate Pension and  Profit-sharing  Plans:  Annuities may be used to fund employee benefits of various corporate pension and  profit-sharing  plans  established by corporate  employers  under Section 401(a) of the Code including
401(k) plans.  Contributions  to such plans are not taxable to the employee until  distributions  are made from the retirement  plan.  The  Code  imposes  limitations  on the  amount  that  may be  contributed  and  the  timing  of distributions.  The tax treatment of distributions  is subject to special  provisions of the Code, and also depends on the  design  of the  specific  retirement  plan.  There  are  also  special  requirements  as to  participation, nondiscrimination, vesting and nonforfeitability of interests.

H.R. 10 Plans:  Annuities  may also be used to fund  benefits of  retirement  plans  established  by  self-employed individuals  for  themselves  and their  employees.  These are commonly  known as "H.R. 10 Plans" or "Keogh Plans".
These plans are subject to most of the same types of limitations and requirements as retirement  plans  established by corporations.  However, the exact limitations and requirements may differ from those for corporate plans.

Tax Sheltered  Annuities:  Under Section  403(b) of the Code, a tax  sheltered  annuity  ("TSA") is a contract into which  contributions  may be made by certain  qualifying  employers such as public schools and certain  charitable, educational and scientific  organizations  specified in Section 501(c)(3) for the benefit of their employees.  Such contributions  are not taxable to the employee until  distributions  are made from the TSA. The Code imposes limits on contributions, transfers and distributions.  Nondiscrimination requirements also apply.

-------------------------------------------------------------------------------------------------------------------
Under a TSA, you may be prohibited from taking  distributions from the contract  attributable to contributions made pursuant to a salary reduction agreement unless the distribution is made:
-------------------------------------------------------------------------------------------------------------------
|X|      After the participating employee attains age 59 1/2;
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
|X|      Upon separation from service, death or disability; or
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
|X|      In the case of financial hardship (subject to restrictions).
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Section 457 Plans:  Under Section 457 of the Code,  deferred  compensation  plans  established by governmental  and certain  other  tax  exempt  employers  for their  employees  may  invest in  annuity  contracts.  The Code  limits contributions and distributions,  and imposes  eligibility  requirements as well.  Contributions are not taxable to employees  until  distributed  from the plan.  However,  plan assets  remain the  property of the  employer and are subject to the claims of the employer's  general  creditors until such assets are made available to participants or their beneficiaries.

Individual  Retirement  Programs  or "IRAs":  Section 408 of the Code allows  eligible  individuals  to maintain an individual  retirement  account or individual  retirement  annuity ("IRA").  IRAs are subject to limitations on the amount that may be contributed,  the  contributions  that may be deducted from taxable income,  the persons who may be  eligible  to  establish  an IRA and the time when  distributions  must  commence.  Further,  an Annuity  may be
established  with  "roll-over"   distributions  from  certain  tax-qualified  retirement  plans  and  maintain  the tax-deferred status of these amounts.

Roth  IRAs:  A form  of IRA is  also  available  called  a  "Roth  IRA".  Contributions  to a Roth  IRA are not tax
deductible.  However,  distributions  from a Roth IRA are free from Federal income taxes and are not subject to the
10% penalty tax if five (5) tax years have passed since the first  contribution  was made or any conversion  from a traditional  IRA was made and the  distribution  is made (a) once the  taxpayer  is age 59 1/2or older,  (b) upon the
                          ---
death or disability  of the  taxpayer,  or (c) for qualified  first-time  home buyer  expenses,  subject to certain limitations.  Distributions  from a Roth IRA that are not  "qualified" as described above may be subject to Federal income and penalty taxes.

Purchasers  of IRAs and Roth IRAs will  receive a special  disclosure  document,  which  describes  limitations  on eligibility,  contributions,  transferability  and  distributions.  It also  describes the  conditions  under which distributions  from IRAs and qualified plans may be rolled over or transferred into an IRA on a tax-deferred  basis and the conditions  under which  distributions  from traditional IRAs may be rolled over to, or the traditional IRA itself may be converted into, a Roth IRA.

SEP IRAs:  Eligible  employers  that meet  specified  criteria may establish  Simplified  Employee  Pensions or SEP
IRAs.  Employer  contributions  that may be made to  employee  SEP IRAs are  larger  than the  amounts  that may be contributed to other IRAs, and may be deductible to the employer.

HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?
Distributions  from  Qualified  Contracts are generally  taxed under Section 72 of the Code.  Under these rules,  a portion  of each  distribution  may be  excludable  from  income.  The  excludable  amount is the  proportion  of a distribution  representing  after-tax  contributions.  Generally,  a 10% penalty tax applies to the taxable portion of a  distribution  from a Qualified  Contract made prior to age 59 1/2.  However,  the 10% penalty tax does not apply when the distribution:
|X|      is part of a properly executed transfer to another IRA or another eligible qualified account;
|X|      is subsequent  to the death or  disability  of the taxpayer (for this purpose  disability is as defined in
     Section 72(m)(7) of the Code);
|X|      is part of a  series  of  substantially  equal  periodic  payments  to be paid not  less  frequently  than annually  for the  taxpayer's  life or life  expectancy  or for the joint  lives or life  expectancies  of the taxpayer and a designated beneficiary;
|X|      is subsequent to a separation from service after the taxpayer attains age 55*;
|X|      does not exceed the employee's allowable deduction in that tax year for medical care*;
|X|      is made to an alternate payee pursuant to a qualified domestic relations order*; and
|X|      is made pursuant to an IRS levy.

The exceptions  above which are followed by an asterisk (*) do not apply to IRAs.  Certain other  exceptions may be available.

Minimum  Distributions  after  age 70 1/2:  A  participant's  interest  in a  Qualified  Contract  must  generally  be distributed,  or begin to be  distributed,  by the  "required  beginning  date".  This is April 1st of the calendar year following the later of:
|X|      the calendar year in which the individual attains age 70 1/2; or
|X|      the calendar  year in which the  individual  retires from service with the employer  sponsoring  the plan.
      The retirement option is not available to IRAs.

The IRS has released  proposed  Treasury  regulations  containing  new Minimum  Distribution  rules.  Under the new rules,  the Minimum  Distribution  amount will be lower for the vast  majority  of  individuals.  The new rules are available,  at the option of the  individual,  for Minimum  Distributions  required  in the year 2001.  For Minimum
Distributions required in 2002 and beyond, the individual must utilize the new Minimum Distribution rules.

Under existing Minimum  Distribution  rules,  the  participant's  entire interest must be distributed  beginning no later than the  required  beginning  date over a period  which may not extend  beyond a maximum of the life or life expectancy of the participant (or the life  expectancies  of the owner and a designated  beneficiary).  Each annual distribution  must equal or exceed a "minimum  distribution  amount"  which is  determined  by dividing the account value by the  applicable  life  expectancy  or pursuant to an annuity  payout.  If the account  balance is used, it generally  is based upon the Account  Value as of the close of business  on the last day of the  previous  calendar year.

If the  participant  dies before  reaching his or her "required  beginning  date",  his or her entire interest must generally  be  distributed  within  five (5)  years of death.  However,  this  rule  will be  deemed  satisfied  if distributions  begin before the close of the calendar year following  death to a designated  beneficiary (or over a period not extending  beyond the life  expectancy  of the  beneficiary).  If the  Beneficiary  is the  individual's surviving  spouse,  distributions  may be  delayed  until  the  deceased  owner  would  have  attained  age 701/2. A surviving  spouse  would  also  have  the  option  to  assume  the IRA as his or her  own if he or she is the  sole designated  beneficiary.  If a  participant  dies  after  reaching  his or her  required  beginning  date or  after distributions  have  commenced,  the  individual's  interest must  generally be  distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

If the amount  distributed is less than the minimum required  distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

Under the new Minimum  Distribution  rules, a uniform life  expectancy  table will be utilized by all  participants except those with a spouse who is more than ten (10) years  younger  than the  participant.  In that case,  the new rules  permit the  participant  to utilize the actual  life  expectancies  of the  participant  and the spouse.  In addition,  the  designated  beneficiary  under  the new  rules  is not  determined  until  December  31 of the year following  the  year of the  participant's  death.  In most  cases,  the  beneficiary  may be  changed  during  the participant's  lifetime with no affect on the Minimum  Distributions.  At death,  the  designated  Beneficiary  may take  Minimum  Distributions  over  his/her  life  expectancy  or in a lump sum.  In the  absence  of a  designated beneficiary, the beneficiary may take a lump sum or distributions over five (5) years.

It is  important  to note that the new Minimum  Distribution  rules may not apply to certain  qualified  retirement plans (at this time), but currently generally apply to IRA's and 403(b)'s.

GENERAL TAX CONSIDERATIONS

Diversification:  Section 817(h) of the Code provides that a variable annuity  contract,  in order to qualify as an annuity,  must have an "adequately  diversified"  segregated asset account (including  investments in a mutual fund by the segregated asset account of insurance  companies).  If the  diversification  requirements under the Code are not met and the  annuity is not  treated as an annuity,  the  taxpayer  will be subject to income tax on the annual gain in the  contract.  The Treasury  Department's  regulations  prescribe  the  diversification  requirements  for variable  annuity  contracts.  We believe the  underlying  mutual fund  portfolios  should comply with the terms of these regulations.

Transfers  Between  Investment  Options:  Transfers  between  investment  options are not subject to taxation.  The
Treasury  Department may  promulgate  guidelines  under which a variable  annuity will not be treated as an annuity for tax purposes if persons with  ownership  rights have excessive  control over the  investments  underlying  such variable  annuity.  Such  guidelines  may or may not  address  the  number of  investment  options or the number of transfers between  investment  options offered under a variable  annuity.  It is not known whether such guidelines, if in fact  promulgated,  would have retroactive  effect. It is also not known what effect, if any, such guidelines may have on transfers  between the investment  options of the Annuity offered pursuant to this Prospectus.  We will take any  action,  including  modifications  to your  Annuity or the  Sub-accounts,  required  to comply  with such guidelines if promulgated.

Federal  Income Tax  Withholding:  Section 3405 of the Code  provides  for Federal  income tax  withholding  on the portion of a  distribution  which is  includible  in the gross  income of the  recipient.  Amounts  to be  withheld depend upon the nature of the  distribution.  However,  under most  circumstances a recipient may elect not to have income taxes withheld or have income taxes  withheld at a different  rate by filing a completed  election form with
us.

Certain  distributions,  known as  eligible  rollover  distributions,  from  Qualified  Contracts,  are  subject to automatic  20%  withholding  for Federal  income  taxes.  The  following  distributions  are not eligible  rollover distributions and not subject to 20% withholding::
|X|      any portion of a distribution paid as Minimum Distributions;
|X|      direct transfers to the trustee of another retirement plan;
|X|      distributions from an individual retirement account or individual retirement annuity;
|X|      distributions  made as  substantially  equal  periodic  payments  for the life or life  expectancy  of the participant  in the  retirement  plan or the  life  or life  expectancy  of  such  participant  and his or her designated beneficiary under such plan;

|X|      distributions  that are part of a series of  substantial  periodic  payments  pursuant to Section 72(q) or
     72(t) of the Code; and

|X|      certain other distributions where automatic 20% withholding may not apply.

Loans,  Assignments and Pledges:  Any amount  received  directly or indirectly as a loan from, or any assignment or pledge  of any  portion  of the  value  of, an  annuity  before  annuity  payments  have  begun  are  treated  as a distribution  subject  to  taxation  under the  distribution  rules set forth  above.  Any gain in an annuity on or after the  assignment  or pledge of an entire  annuity  and while such  assignment  or pledge  remains in effect is treated as "income  on the  contract"  in the year in which it is earned.  For  annuities  not issued as  Qualified
Contracts,  the cost basis of the annuity is  increased by the amount of any  assignment  or pledge  includible  in gross  income.  The cost basis is not affected by any  repayment of any loan for which the annuity is collateral or by payment of any interest thereon.

Gifts:  The gift of an annuity to someone  other  than the  spouse of the owner (or  former  spouse  incident  to a divorce) is treated, for income tax purposes, as a distribution.

Estate and Gift Tax  Considerations:  You should obtain  competent tax advice with respect to possible  federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

Generation-Skipping  Transfers:  Under  the  Code  certain  taxes  may be due  when  all or part of an  annuity  is transferred  to, or a death benefit is paid to, an  individual  two or more  generations  younger than the contract holder.  These  generation-skipping  transfers  generally  include  those  subject  to  federal  estate or gift tax rules.  There is an  aggregate  $1 million  exemption  from taxes for all such  transfers.  We may be  required  to determine  whether a transaction  is a direct skip as defined in the Code and the amount of the  resulting  tax. We will  deduct from your  Annuity or from any  applicable  payment  treated as a direct skip any amount of tax we are required to pay.

Considerations  for  Contingent  Annuitants:  There may be  adverse  tax  consequences  if a  contingent  annuitant succeeds an annuitant  when the Annuity is owned by a trust that is neither tax exempt nor  qualifies for preferred treatment under certain sections of the Code. In general,  the Code is designed to prevent  indefinite  deferral of tax.  Continuing  the  benefit of tax  deferral  by naming one or more  contingent  annuitants  when the Annuity is owned by a  non-qualified  trust might be deemed an attempt to extend the tax  deferral for an  indefinite  period.
Therefore,  adverse tax treatment may depend on the terms of the trust,  who is named as contingent  annuitant,  as well as the  particular  facts and  circumstances.  You should  consult your tax advisor before naming a contingent annuitant if you expect to use an Annuity in such a fashion.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any  statements  and reports  required by applicable law or regulation to you at your last known address of record.  You should  therefore  give us prompt notice of any address  change.  We reserve the right,  to the extent permitted  by law  and  subject  to  your  prior  consent,  to  provide  any  prospectus,  prospectus  supplements, confirmations,  statements  and reports  required  by  applicable  law or  regulation  to you through our  Internet
Website at  http://www.americanskandia.com  or any other electronic means,  including diskettes or CD ROMs. We send a  confirmation  statement  to you  each  time a  transaction  is made  affecting  Account  Value,  such as  making additional Purchase Payments,  transfers,  exchanges or withdrawals.  We also send quarterly  statements  detailing the activity  affecting your Annuity during the calendar quarter.  You may request additional  reports.  We reserve the right to charge up to $50 for each such  additional  report.  Instead of  immediately  confirming  transactions made pursuant to some type of periodic  transfer  program (such as a dollar cost  averaging  program) or a periodic
Purchase Payment program,  such as a salary reduction  arrangement,  we may confirm such  transactions in quarterly statements.  You should review the information in these statements carefully.

All errors or corrections  must be reported to us at our Office as soon as possible to assure proper  accounting to your Annuity. For transactions that are confirmed  immediately,  we assume all transactions are accurate unless you notify us otherwise  within 10 days from the date you receive the  confirmation.  For  transactions  that are first confirmed on the quarterly  statement,  we assume all transactions are accurate unless you notify us within 10 days from the date you  receive  the  quarterly  statement.  All  transactions  confirmed  immediately  or by  quarterly statement  are deemed  conclusive  after the  applicable  10-day  period.  We may also send an annual  report and a semi-annual report containing  applicable financial  statements for the Separate Account and the Portfolios,  as of
December  31 and June 30,  respectively,  to Owners or,  with your prior  consent,  make such  documents  available electronically through our Internet Website or other electronic means.

WHO IS AMERICAN SKANDIA?
American Skandia Life Assurance  Corporation  ("American  Skandia") is a stock life insurance  company domiciled in
Connecticut  with  licenses  in all 50 states and the  District of  Columbia.  American  Skandia is a  wholly-owned subsidiary  of  American  Skandia,  Inc.,  whose  ultimate  parent is Skandia  Insurance  Company  Ltd.,  a Swedish company.  American  Skandia  markets its products to  broker-dealers  and  financial  planners  through an internal field  marketing  staff.  In  addition,  American  Skandia  markets  through  and  in  conjunction  with  financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.

American  Skandia is in the business of issuing variable  annuity and variable life insurance  contracts.  American
Skandia currently offers the following  products:  (a) flexible premium deferred annuities and single premium fixed deferred  annuities  that are  registered  with the SEC; (b) certain other fixed  deferred  annuities  that are not registered with the SEC; (c) certain group variable  annuities that are exempt from  registration with the SEC that serve as funding  vehicles for various types of qualified  pension and profit sharing  plans;  (d) a single premium variable life insurance  policy that is registered with the SEC; and (e) a flexible  premium life insurance  policy that is  registered  with the SEC.  No company  other than  American  Skandia has any legal  responsibility  to pay amounts that it owes under its variable annuity and variable life insurance contracts.

WHAT ARE SEPARATE ACCOUNTS?
The separate  accounts are where American  Skandia sets aside and invests the assets of some of our  Annuities.  In the  accumulation  period,  assets  supporting  Account  Values  of the  Annuities  are held in  separate  accounts established  under  the  laws of the  State of  Connecticut.  We are the  legal  owner of  assets  in the  separate accounts.  In the payout phase,  assets  supporting fixed annuity  payments and any adjustable  annuity payments we make available are held in our general  account.  Income,  gains and losses from assets allocated to these separate accounts are credited to or charged  against each such separate  account  without regard to other income,  gains or losses of  American  Skandia or of any other of our  separate  accounts.  These  assets  may only be  charged  with liabilities  which arise from the Annuities  issued by American  Skandia.  The amount of our obligation in relation to allocations to the  Sub-accounts  is based on the investment  performance  of such  Sub-accounts.  However,  the obligations themselves are our general corporate obligations.

Separate Account B
During the accumulation  period, the assets supporting  obligations based on allocations to the variable investment options are held in Class 1 Sub-accounts of American  Skandia Life Assurance  Corporation  Variable Account B, also referred to as  "Separate  Account B".  Separate  Account B consists  of  multiple  Sub-accounts.  The name of each
Sub-account generally  corresponds to the name of the underlying  Portfolio.  Separate Account B was established by us pursuant to Connecticut  law.  Separate  Account B also holds assets of other annuities issued by us with values and benefits that vary according to the  investment  performance of Separate  Account B. The  Sub-accounts  of this
Annuity are all Class 1 Sub-accounts of Separate  Account B. Each class of  Sub-accounts in Separate  Account B has a different  level of charges  assessed  against such  Sub-accounts.  You will find  additional  information  about these underlying mutual funds and portfolios in the prospectuses for such funds.

Separate Account B is registered with the SEC under the Investment  Company Act of 1940 ("Investment  Company Act")
as a unit  investment  trust,  which  is a type of  investment  company.  The SEC  does  not  supervise  investment policies,  management  or practices of Separate  Account B. Each  Sub-account  invests only in a single mutual fund or mutual fund portfolio.

We  reserve  the  right  to  make  changes  to  the  Sub-accounts  available  under  the  Annuity  as we  determine appropriate.  We may  offer  new  Sub-accounts,  eliminate  Sub-accounts,  or  combine  Sub-accounts  at  our  sole discretion.  We may also close  Sub-accounts  to  additional  Purchase  Payments on existing  Annuity  contracts or close  Sub-accounts  for Annuities  purchased on or after  specified  dates.  We may also  substitute an underlying mutual fund or  portfolio  of an  underlying  mutual fund for another  underlying  mutual fund or  portfolio  of an underlying  mutual fund,  subject to our receipt of any  exemptive  relief that we are required to obtain under the
Investment  Company Act of 1940. We will notify Owners of changes we make to the  Sub-accounts  available under the
Annuity.

Values and benefits  based on  allocations to the  Sub-accounts  will vary with the  investment  performance of the underlying  mutual funds or fund  portfolios,  as  applicable.  We do not guarantee the  investment  results of any
Sub-account.  Your Account  Value  allocated  to the  Sub-accounts  may  increase or decrease.  You bear the entire investment  risk.  There is no assurance  that the Account  Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.

Separate Account D
During the accumulation  period,  assets supporting our obligations based on Fixed Allocations are held in American
Skandia Life Assurance  Corporation  Separate  Account D, also referred to as Separate  Account D. Such obligations are  based on the  fixed  interest  rates we credit to Fixed  Allocations  and the  terms of the  Annuities.  These obligations do not depend on the investment  performance  of the assets in Separate  Account D. Separate  Account D was established by us pursuant to Connecticut law.

There are no units in  Separate  Account  D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An
Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the investment  gain or loss on assets  maintained  in Separate  Account D. Such gain or loss accrues  solely to us. We retain  the risk that the  value of the  assets  in  Separate  Account  D may drop  below  the  reserves  and other liabilities  we must  maintain.  Should the value of the assets in  Separate  Account D drop below the  reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets, we will transfer assets from our general  account to  Separate  Account D to make up the  difference.  We have the right to transfer to our general  account any assets of Separate  Account D in excess of such  reserves and other  liabilities.  We maintain assets in Separate Account D supporting a number of annuities we offer.

We currently  employ  investment  managers to manage the assets  maintained in Separate  Account D. Each manager we employ is responsible  for investment  management of a different  portion of Separate  Account D. From time to time additional  investment  managers may be employed or investment  managers may cease being employed.  We are under no obligation to employ or continue to employ any investment  manager(s) and have sole  discretion over the investment managers we retain.

We are not  obligated  to invest  according  to  specific  guidelines  or  strategies  except as may be required by
Connecticut and other state insurance laws.

WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?
Each  underlying  mutual fund is  registered as an open-end  management  investment  company  under the  Investment
Company Act.  Shares of the  underlying  mutual fund  portfolios  are sold to separate  accounts of life  insurance companies  offering  variable  annuity and variable life insurance  products.  The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights
We are the legal owner of the shares of the  underlying  mutual funds in which the  Sub-accounts  invest.  However, under SEC rules,  you have  voting  rights in relation  to Account  Value  maintained  in the  Sub-accounts.  If an underlying  mutual fund portfolio  requests a vote of shareholders,  we will vote our shares in the manner directed by Owners with Account Value  allocated to that  Sub-account.  Owners have the right to vote an amount equal to the number of shares  attributable  to their  contracts.  If we do not  receive  voting  instructions  in  relation  to certain  shares,  we will vote  those  shares in the same  manner  and  proportion  as the shares for which we have received  instructions.  We will furnish  those  Owners who have Account  Value  allocated to a  Sub-account  whose underlying  mutual fund  portfolio  has requested a "proxy" vote with proxy  materials  and the necessary  forms to provide us with their voting  instructions.  Generally,  you will be asked to provide  instructions  for us to vote on matters such as changes in a fundamental  investment strategy,  adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

American  Skandia Trust (the "Trust") has obtained an exemption from the Securities  and Exchange  Commission  that permits its investment adviser, American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval by the Board of Trustees of the Trust, to change  sub-advisors  for a Portfolio and to enter into new  sub-advisory agreements,  without  obtaining  shareholder  approval  of  the  changes.  This  exemption  (which  is  similar  to exemptions  granted to other investment  companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient  supervision and management of the  sub-advisors  by ASISI and the Trustees.  The Trust is required,  under the terms of the exemption,  to provide  certain  information to  shareholders  following these types of changes.

Material Conflicts
It is possible  that  differences  may occur  between  companies  that offer  shares of an  underlying  mutual fund portfolio to their  respective  separate  accounts  issuing  variable  annuities  and/or  variable  life  insurance products.  Differences may also occur  surrounding the offering of an underlying  mutual fund portfolio to variable life  insurance  policies  and  variable  annuity  contracts  that we offer.  Under  certain  circumstances,  these differences  could be considered  "material  conflicts,"  in which case we would take  necessary  action to protect persons with voting  rights under our variable  annuity  contracts  and variable life  insurance  policies  against persons  with  voting  rights  under  other  insurance  companies'  variable  insurance  products.  If a  "material conflict" were to arise between owners of variable  annuity  contracts and variable life insurance  policies issued by us we would take  necessary  action to treat  such  persons  equitably  in  resolving  the  conflict.  "Material conflicts"  could arise due to  differences  in voting  instructions  between owners of variable life insurance and variable annuity contracts of the same or different companies.  We monitor any potential conflicts that may exist.

Service Fees Payable by Underlying Funds
American  Skandia or our affiliates  have entered into  agreements  with the  investment  adviser or distributor of many of the underlying Portfolios.  Under the terms of these agreements,  American Skandia provides  administrative and support  services to the  Portfolios  for which a fee is paid that is generally  based on a  percentage  of the average  assets  allocated to the  Portfolios  under the Annuity.  Any fees  payable  will be  consistent  with the services  rendered or the expected cost savings  resulting from the arrangement.  These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?
American Skandia  Marketing,  Incorporated  ("ASM"),  a wholly-owned  subsidiary of American Skandia,  Inc., is the distributor  and  principal  underwriter  of the  securities  offered  through  this  prospectus.  ASM  acts as the distributor  of a number of annuity  and life  insurance  products  we offer and both  American  Skandia  Trust and
American  Skandia  Advisor  Funds,  Inc.,  a  family  of  retail  mutual  funds.  ASM also  acts as an  introducing broker-dealer  through which it receives a portion of brokerage  commissions in connection with purchases and sales of  securities  held by portfolios of American  Skandia  Trust which are offered as underlying  investment  options under the Annuity.

ASM's  principal  business  address is One  Corporate  Drive,  Shelton,  Connecticut  06484.  ASM is  registered as broker-dealer  under  the  Securities  Exchange  Act of 1934  ("Exchange  Act")  and is a  member  of the  National
Association of Securities Dealers, Inc. ("NASD").

The  Annuity  is  offered  on a  continuous  basis.  ASM  enters  into  distribution  agreements  with  independent broker-dealers  who are  registered  under the  Exchange Act and with  entities  that may offer the Annuity but are exempt from  registration.  Applications  for the Annuity are  solicited  by  registered  representatives  of those firms.  Such  representatives  will also be our appointed  insurance agents under state insurance law. In addition,
ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to  firms  on  sales  of the  Annuity  according  to one or more  schedules.  The  individual representative  will receive a portion of the  compensation,  depending  on the practice of the firm.  Compensation is generally  based on a percentage of Purchase  Payments made, up to a maximum of 7.0%.  Alternative  compensation schedules are available that provide a lower initial  commission plus ongoing annual  compensation  based on all or a portion of Account Value. We may also provide  compensation  for providing  ongoing service to you in relation to the Annuity.  Commissions  and other  compensation  paid in relation to the Annuity do not result in any additional charge to you or to the Separate  Account.  No  compensation  is payable on Annuities  purchased by a member of the designated class of Owners (see "Credits Applied to Purchase Payments for Designated Class of Annuity Owner").

In addition,  firms may receive separate  compensation or reimbursement for, among other things,  training of sales personnel,  marketing  or  other  services  they  provide  to us or  our  affiliates.  We or  ASM  may  enter  into compensation  arrangements  with certain firms.  These  arrangements will not be offered to all firms and the terms of such  arrangements  may  differ  between  firms.  Any such  compensation  will be paid by us or ASM and will not result in any  additional  charge to you.  To the  extent  permitted  by NASD rules and other  applicable  laws and regulations,  ASM may  pay or  allow  other  promotional  incentives  or  payments  in the  form  of cash or  other compensation.

Advertising:  We may advertise certain  information  regarding the performance of the investment  options.  Details on how we  calculate  performance  for the  Sub-accounts  are found in the  Statement  of  Additional  Information, including  how we account for  Credits in these  performance  measures.  This  information  may help you review the performance of the investment  options and provide a basis for comparison with other  annuities.  This  information also may be less useful when comparing the  performance of the investment  options with other savings or investment vehicles.  Such other  investments  may not provide some of the benefits of  annuities,  or may not be designed for long-term  investment  purposes.  Additionally other savings or investment  vehicles may not receive the beneficial tax treatment given to annuities under the Code.

We may  advertise  the  performance  of the  underlying  mutual  fund  portfolios  in the  form of  "Standard"  and
"Non-standard"  Total Returns.  "Standard Total Return" figures assume a hypothetical  initial investment of $1,000 allocated  to a  Sub-account  during the most recent one,  five and ten year periods (or since the  inception  date that the Portfolio has been offered as a Sub-account,  if less).  "Standard  Total Return"  figures assume that the
Insurance  Charge and the Annual  Maintenance  Fee are deducted and that the Annuity is  surrendered  at the end of the applicable  period,  meaning that any Contingent  Deferred Sales Charge that would apply upon surrender is also deducted.  "Standard  Total  Return"  figures  do not take into  consideration  any  Credits.  "Non-standard  Total
Return"  figures  include any  performance  figures  that do not meet the SEC's rules for Standard  Total  Returns.
"Non-standard  Total  Return"  figures may be used that do not reflect all fees and charges.  In  particular,  they may assume no redemption at the end of the  applicable  period so that the  Contingent  Deferred  Sales Charge does not apply.  "Non-standard Total Return" figures may assume Credits of 1.5%, 4.0% or 5.0%,  respectively,  depending on the cumulative  amount of Purchase  Payments being  illustrated.  The amount of credits  illustrated may be more or less than the  Credits  applicable  to your  Annuity  (see  "What  are  Credits  and how do I  Receive  Them?").
Non-standard  Total Returns are calculated in the same manner as standardized  returns.  Standard and  Non-standard
Total returns will not reflect  charges that apply to either  Optional  Death Benefit.  Non-standard  Total Returns must be accompanied by Standard Total Returns.

Some of the underlying  mutual fund portfolios  existed prior to the inception of these  Sub-accounts.  Performance quoted in advertising  regarding such  Sub-accounts may indicate periods during which the Sub-accounts have been in existence but prior to the initial  offering of the Annuities,  or periods during which the underlying  mutual fund portfolios have been in existence,  but the  Sub-accounts  have not. Such  hypothetical  historical  performance is calculated  using  the  same  assumptions  employed  in  calculating  actual  performance  since  inception  of the
Sub-accounts.  Hypothetical  historical  performance  of  the  underlying  mutual  fund  portfolios  prior  to  the existence of the Sub-accounts may only be presented as Non-Standard Total Returns.

Performance  information  on the  Sub-accounts  is  based on past  performance  only  and is not an  indication  or representation  of future  performance.  Performance of the  Sub-accounts  is not fixed.  Actual  performance  will depend on the type,  quality and, for some of the  Sub-accounts,  the  maturities  of the  investments  held by the underlying  mutual funds or portfolios  and upon  prevailing  market  conditions and the response of the underlying mutual  funds  to such  conditions.  Actual  performance  will  also  depend  on  changes  in the  expenses  of the underlying  mutual funds or portfolios.  Such changes are reflected,  in turn, in the Sub-accounts  which invest in such underlying  mutual fund or portfolio.  In addition,  the amount of charges  assessed  against each Sub-account will affect performance.

The information we may advertise  regarding the Fixed  Allocations  may include the then current  interest rates we are  crediting to new Fixed  Allocations.  Information  on current  rates will be as of the date  specified in such advertisement.  Rates will be included in  advertisements  to the extent  permitted  by law.  Given that the actual rates  applicable  to any Fixed  Allocation  are as of the date of any such  Fixed  Allocation's  Guarantee  Period begins, the rate credited to a Fixed Allocation may be more or less than those quoted in an advertisement.

Advertisements  we distribute may also compare the  performance  of our  Sub-accounts  with: (a) certain  unmanaged market  indices,  including  but not limited to the Dow Jones  Industrial  Average,  the Standard & Poor's 500, the
NASDAQ 100, the Shearson Lehman Bond Index, the Frank Russell  non-U.S.  Universal Mean, the Morgan Stanley Capital
International Index of Europe,  Asia and Far East Funds, and the Morgan Stanley Capital  International World Index;
and/or (b) other  management  investment  companies  with  investment  objectives  similar  to the  mutual  fund or portfolio  underlying  the  Sub-accounts  being  compared.  This may include the  performance  ranking  assigned by various  publications,  including but not limited to the Wall Street Journal,  Forbes,  Fortune,  Money,  Barron's,
Business Week, USA Today and statistical  services,  including but not limited to Lipper Analytical Services Mutual
Funds  Survey,  Lipper  Annuity  and Closed End Survey,  the  Variable  Annuity  Research  Data  Survey,  SEI,  the
Morningstar Mutual Fund Sourcebook and the Morningstar Variable Annuity/Life Sourcebook.

American  Skandia Life Assurance  Corporation  may advertise its rankings  and/or ratings by independent  financial ratings  services.  Such rankings may help you in  evaluating  our ability to meet our  obligations  in relation to
Fixed  Allocations,  pay minimum death benefits,  pay annuity payments or administer  Annuities.  Such rankings and ratings do not reflect or relate to the performance of Separate Account B.

AVAILABLE INFORMATION
A Statement of Additional  Information is available from us without  charge upon your request.  This  Prospectus is part of the  registration  statement we filed with the SEC regarding  this offering.  Additional  information on us and this offering is available in those  registration  statements and the exhibits  thereto.  You may obtain copies of these  materials  at the  prescribed  rates from the SEC's  Public  Reference  Section,  450 Fifth  Street N.W.,
Washington,  D.C.,  20549.  You may inspect and copy those  registration  statements  and  exhibits  thereto at the
SEC's public  reference  facilities at the above address,  Room 1024, and at the SEC's  Regional  Offices,  7 World
Trade Center,  New York, NY, and the Everett McKinley Dirksen  Building,  219 South Dearborn Street,  Chicago,  IL.
These documents,  as well as documents  incorporated by reference,  may also be obtained through the SEC's Internet
Website  (http://www.sec.gov)  for  this  registration  statement  as  well  as for  other  registrants  that  file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
To the  extent  and only to the  extent  that any  statement  in a document  incorporated  by  reference  into this
Prospectus  is  modified or  superseded  by a statement  in this  Prospectus  or in a  later-filed  document,  such statement is hereby deemed so modified or  superseded  and not part of this  Prospectus.  The Annual Report on Form
10-K for the year ended  December 31, 2000  previously  filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus.

We will  furnish  you  without  charge a copy of any or all of the  documents  incorporated  by  reference  in this
Prospectus,  including any exhibits to such documents which have been  specifically  incorporated by reference.  We will do so upon receipt of your written or oral request.

HOW TO CONTACT US
You can contact us by:
|X|      calling our Customer  Service Team at  1-800-752-6342  during our normal business hours,  8:30 a.m. EST to
       8:00 p.m.  EST,  Monday  through  Friday,  or  Skandia's  Telephone  Automated  Response  System  (STARS) at
       1-800-766-4530.
|X|      writing to us via regular  mail at  American  Skandia - Variable  Annuities,  P.O.  Box 7040,  Bridgeport,
       Connecticut  06601-7040  OR for express mail American  Skandia - Variable  Annuities,  One Corporate  Drive,
       Shelton,  Connecticut  06484.  NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
|X|      sending   an   email   to    customerservice@skandia.com    or   visiting   our   Internet    Website   at
       www.americanskandia.com
|X|      accessing information about your Annuity through our Internet Website at www.americanskandia.com

You  can  obtain  account  information  through  Skandia's  Telephone  Automated  Response  System  (STARS)  and at
www.americanskandia.com,  our Internet  Website.  Our Customer  Service  representatives  are also available during business hours to provide you with information  about your account.  You can request certain  transactions  through our telephone voice response system,  our Internet Website or through a customer  service  representative.  You can provide  authorization for a third party,  including your  attorney-in-fact  acting pursuant to a power of attorney or an  investment  professional,  to access your  account  information  and perform  certain  transactions  on your account.  You will need to complete a form  provided by us which  identifies  those  transactions  that you wish to authorize via telephonic  and electronic  means and whether you wish to authorize a third party to perform any such transactions.  We  require  that  you or  your  representative  provide  proper  identification  before  performing transactions  over the  telephone  or through our  Internet  Website.  This may  include a Personal  Identification
Number  (PIN) that will be  provided  to you upon issue of your  Annuity or you may  establish  or change  your PIN through  STARS and at  www.americanskandia.com,  our  Internet  Website.  Any third  party  that you  authorize  to perform financial transactions on your account will be assigned a PIN for your account.

Transactions  requested  via telephone are  recorded.  To the extent  permitted by law, we will not be  responsible for any claims,  loss,  liability  or expense in  connection  with a  transaction  requested  by telephone or other electronic means if we acted on such transaction  instructions  after following  reasonable  procedures to identify those persons  authorized to perform  transactions on your Annuity using  verification  methods which may include a request for your Social  Security  number,  PIN or other form of  electronic  identification.  We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

American Skandia does not guarantee access to telephonic,  facsimile,  Internet or any other electronic information or that we will be able to accept  transaction  instructions  via such means at all times.  Regular  and/or express mail will be the only means by which we will accept transaction instructions when telephonic,  facsimile,  Internet or any other  electronic means are unavailable or delayed.  American Skandia reserves the right to limit,  restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

INDEMNIFICATION
Insofar as indemnification  for liabilities  arising under the Securities Act of 1933 (the "Securities Act") may be
permitted to directors,  officers or persons controlling the registrant pursuant to the foregoing  provisions,  the registrant  has been  informed  that in the opinion of the SEC such  indemnification  is against  public  policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS
As of the date of this  Prospectus,  neither we nor ASM were  involved in any  litigation  outside of the  ordinary course of business, and know of no material claims.

EXECUTIVE OFFICERS AND DIRECTORS
Our executive officers,  directors and certain significant  employees,  their ages, positions with us and principal occupations  are indicated  below.  The  immediately  preceding work  experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation
---                                                           --------------------------                        --------------------

Patricia J. Abram                                             Senior Vice President                           Senior Vice President:
49                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms. Abram joined us in 1998. She previously  held the position of Senior Vice President,  Chief  Marketing  Officer
with Mutual Service Corporation.  Ms. Abram was employed there since 1982.

Lori Allen                                                    Vice President                                         Vice President:
31                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Robert M. Arena                                               Vice President                                         Vice President:
32                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Gordon C. Boronow                                             Deputy Chief Executive Officer         Deputy Chief Executive Officer:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert W. Brinkman                                            Senior Vice President                           Senior Vice President:
36                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Carl Cavaliere                                                Vice President                                         Vice President:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Cavaliere  joined us in 1998.  He  previously  held the position of Director of  Operations  with Aetna,  Inc.
since 1989.

Lucinda C. Ciccarello                                         Vice President                                         Vice President:
42                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Ciccarello  joined us in 1997. She previously  held the position of Assistant Vice President with Phoenix Duff
& Phelps since 1984.

Lincoln R. Collins                                            Senior Vice President                           Senior Vice President:
40                                                            Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Tim Cronin                                                    Vice President                                         Vice President:
35                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Cronin  joined us in 1998. He previously  held the position of  Manager/Client  Investor with Columbia  Circle
Investors since 1995.

Harold Darak                                                  Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Darak joined us in 1999. He previously  held the position of  Consultant/Senior  Manager with Deloitte & Touche since  1998 and the  positions  of Second  Vice  President  with The  Guardian  since 1996 and The  Travelers  from
October, 1982 until December, 1995.

Wade A. Dokken                                                President and Chief Executive Officer                    President and
41                                                                                                          Chief Executive Officer:
                                                                                                              American Skandia, Inc.

Elaine C. Forsyth                                             Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Lisa Foote                                                    Vice President                                         Vice President:
43                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Foote  joined  us in  2001.  She  previously  held the  positions  of Vice  President  with  Gateway  Computer
Corporation from January 2000 until August 2000;  Director,  AmericaOne  Operations with Capital one from July 1998 until  December  1999;  and Senior Vice  President  with  Recovery  Retailer  Financial  Services (a division of GE
Capital) from December 1994 until July 1998.

Larisa Gromyko                                                Director, Insurance Compliance         Director, Insurance Compliance:
54                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Maureen Gulick                                                Director, Business Operations           Director, Business Operations:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

N. David Kuperstock                                           Vice President                                         Vice President:
49                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert K. Leach                                               Vice President and                                     Vice President,
46                                                            Chief Actuary                                           Chief Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Robert K. Leach joined us in 2000.  He previously  was employed in the U.S.  Retirement  Products and Services
Division of Sun Life of Canada and held the position of Vice President, Finance and Product.

Thomas M. Mazzaferro                                          Executive Vice President,                    Executive Vice President,
48                                                            Treasurer , Corporate Controller,      Treasurer, Corporate Controller
                                                              and Chief Financial Officer               and Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Michael A. Murray                                             Senior Vice President                           Senior Vice President:
32                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Polly Rae                                                     Vice President                                         Vice President:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Rebecca Ray                                                   Vice President                                  Senior Vice President:
45                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Ms. Ray joined us in 1999. She previously  held the position of First Vice  President  with  Prudential  Securities since 1997 and Vice President with Merrill Lynch since 1995.

Rodney D. Runestad                                            Vice President                                         Vice President:
51                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Hayward L. Sawyer                                             Senior Vice President                           Senior Vice President:
56                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Lisa Shambelan                                                Vice President                                         Vice President:
35                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Karen Stockla                                                 Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Stockla  joined us in 1998.  She  previously  held the  position  of  Manager,  Application  Development  with
Citizens  Utilities  Company since 1996 and HRIS Tech Support  Representative  with Yale New Haven  Hospital  since
1993.

William H. Strong                                             Vice President                                         Vice President:
57                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Strong joined us in 1997. He previously  held the position of Vice  President with American  Financial  Systems from June 1994 to October  1997 and various  actuarial  positions  with  Connecticut  Mutual Life from June 1965 to
June 1994.

Guy Sullivan                                                  Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Sullivan  joined us in 2000. He previously  held the positions of Managing  Director,  Wholesale  Distribution with  Allmerica  Financial  Services  since 1999 and Managing  Director and Member of the Executive  Committee with
Putnam Investments since 1995.

Leslie S. Sutherland                                          Vice President                                         Vice President:
47                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Amanda C. Sutyak                                              Vice President                                         Vice President:
43                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mary Toumpas                                                  Vice President                                      Vice President and
49                                                                                                              Compliance Director:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Toumpas  joined  us in 1997.  She  previously  held the  position  of  Assistant  Vice  President  with  Chubb
Life/Chubb Securities since 1973.

Bayard F. Tracy                                               Senior Vice President and                       Senior Vice President:
53                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Kirk Wickman                                                  Senior Vice President and                    Senior Vice President and
                                                              General Counsel                                       General Counsel:
44                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Wickman joined us in 2001. He previously  held the position of Senior Vice President and General  Counsel with
Aetna Financial Services since 1992.

Brett M. Winson                                               Senior Vice President                           Senior Vice President:
45                                                                                                            American Skandia, Inc.

Mr.  Winson  joined us in 1998. He previously  held the position of Senior Vice  President  with Sakura Bank,  Ltd.
since 1990.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:

General Information about American Skandia
|X|      American Skandia Life Assurance Corporation
|X|      American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)
|X|      American Skandia Life Assurance Corporation Separate Account D

Principal Underwriter/Distributor - American Skandia Marketing, Incorporated

How Performance Data is Calculated
|X|      Current and Effective Yield
|X|      Total Return

How the Unit Price is Determined

Additional Information on Fixed Allocations
|X|      How We Calculate the Market Value Adjustment

General Information
|X|      Voting Rights
|X|      Modification
|X|      Deferral of Transactions
|X|      Misstatement of Age or Sex
|X|      Ending the Offer

Annuitization

Independent Auditors

Legal Experts

Financial Statements
|X|      Appendix A - American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)

                                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                            To be filed by Amendment

                             APPENDIX A - FINANCIAL INFORMATION ABOUT AMERICAN SKANDIA

SELECTED FINANCIAL DATA

The following table summarizes information with respect to the operations of the Company:

(in thousands)                                                            For the Year Ended December 31,
                                                         2000           1999           1998            1997           1996
                                                         ----           ----           ----            ----           ----
STATEMENT OF OPERATIONS DATA
----------------------------

Revenues:
Annuity and life insurance charges and fees*         $424,578        $289,989         $186,211       $121,158        $69,780

Fee income
                                                     130,610           83,243           50,839         27,593         16,420
Net investment income
                                                      11,656           10,441           11,130          8,181          1,586
Premium income and other revenues
                                                       4,778            3,688            1,360          1,082            265
                                                       -----            -----            -----          -----            ---

Total revenues                                     $ 571,622        $ 387,361        $ 249,540       $ 158,014      $ 88,051
                                                      ======        =========          =======        =========    ============

Benefits and Expenses:
Annuity and life insurance benefits                   $  751            $ 612            $ 558        $  2,033        $  613

Change in annuity and life insurance                  45,018            3,078            1,053              37           635
   policy reserves

Cost of minimum death benefit reinsurance                  -            2,945            5,144           4,545         2,867

Return credited to contractowners
                                                       9,046           (1,639)          (8,930)         (2,018)          673
Underwriting, acquisition and other insurance
   expenses
                                                     335,213          206,350          167,790          90,496        49,887

Interest expense                                      85,998           69,502           41,004          24,895        10,791
                                                     ---------     ---------       ---------      ---------       ------------

Total benefits and expenses                        $ 476,026    $     280,848    $     206,619   $     119,988   $    65,466
                                                     ======        =============   =============  =============   ===========

Income tax expense (benefit)                       $  30,779    $      30,344    $       8,154   $      10,478   $    (4,038)
                                                     ========      ==============  ==========     ==============  =

Net income                                         $  64,817    $      76,169    $      34,767   $      27,548   $    26,623
                                                     ========      ========        ========       ==============  ===========

STATEMENT OF FINANCIAL CONDITION DATA
-------------------------------------

Total Assets                                         $31,702,705   $30,881,579     $18,848,273    $12,894,290     $8,268,696
                                                     ===========   ===========     ===========    ===========     ==========

Future fees payable to parent                        $   934,410   $   576,034     $   368,978    $   233,034     $   47,112
                                                     ======        =============   =============  =============   ============

Surplus Notes                                        $  159,000    $   179,000     $   193,000    $   213,000     $  213,000
                                                     ==========     =============   ==========      =============   ===========

Shareholder's Equity                                 $  496,911    $   359,434     $   250,417    $   184,421     $   126,345
                                                     ======        =============   ======         =============   ===========

*    On annuity and life insurance  sales of $8,216,167,  $6,862,968,  $4,159,662,  $3,697,990,  and $2,795,114  during the years ended December 31, 2000, 1999, 1998, 1997, and 1996,  respectively,  with contractowner  assets under management of $29,751,822,  $29,396,693,  $17,854,761,  $12,119,191, and $7,764,891 as of December 31, 2000, 1999, 1998, 1997 and
     1996, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's  Discussion  and Analysis of Financial  Condition  and Results of Operations  should be read in  conjunction with the consolidated financial statements and the notes thereto and Item 6, Selected Financial Data.

Management's  Discussion and Analysis of Financial Condition and Results of Operations  contains certain  forward-looking statements  pursuant to the Private  Securities  Litigation  Reform Act of 1995.  These  forward-looking  statements  are based on estimates and assumptions  that involve certain risks and  uncertainties,  therefore actual results could differ materially  due to factors not  currently  known.  These factors  include  significant  changes in financial  markets and other economic and business conditions, state and federal legislation and regulation, ownership and competition.

 Results of Operations
 ---------------------

 Annuity and life  insurance  sales  increased 20% in 2000 to  $8,216,167,000  as compared to 65% in 1999.  Overall sales growth in 2000 was driven by  significant  sales  volume in the first  quarter of 2000 due to the  strong  equity  market performance.  However,  the decline in the equity markets during the remainder of the year  negatively  impacted sales as the first quarter growth rate was not sustained.  The Company  continues to focus on increasing sales through  innovative product  development  activities,  the  recruitment  and retention of top producers,  high quality  customer  service and improvements in web-based technology.  All three major distribution channels achieved sales growth in 2000.

 Average assets under management totaled  $31,413,809,000 in 2000 and  $21,984,759,000 in 1999,  representing an increase of 43%. As a result of the growth in sales and average assets under  management,  annuity and life insurance  charges and fees  increased 46% in 2000 and 56% in 1999.  Fee income  generated  from transfer  agency-type  and  investment  support activities increased 57% in 2000 and 64% in 1999.

Net  investment  income  increased 12% in 2000  compared to 1999 and decreased 6% in 1999 compared to 1998.  The increase in 2000 is primarily due to a higher level of  investments,  partially  offset by $6,939,000 of  amortization of premiums paid on derivative  instruments.  The decrease in 1999 was primarily  the result of  $1,036,000  of  amortization  of the premium paid on a derivative  instrument  purchased  during 1999. See Note 2D to the  consolidated  financial  statements for information  related to derivative  instruments  used to hedge the guaranteed  minimum death benefit ("GMDB") reserve fluctuations.  Excluding the derivative  amortization,  net investment  income  increased 62% in 2000 and increased 3% in
1999 as a result of increased bond holdings that support the Company's risk-based capital objectives.

 Premium income  represents  premiums  earned on the sale of ancillary  contracts  such as immediate  annuities with life contingencies,  supplementary  contracts with life contingencies and certain life insurance products.  Increased sales of these  products led to an increase in premium  income in 2000.  The increase in 2000 and 1999 was primarily due to higher sales of  supplementary  contracts.  Management  expects  supplementary  contracts to grow over time with the maturing of core business lines.

Net  realized  investment  losses  totaled  $688,000 in 2000,  compared to gains of $578,000 in 1999 and $99,000 in 1998.
The  change  from  1999 to 2000 is  primarily  due to  realized  losses  on sales of  securities  in the  fixed  maturity portfolio.  These losses were  partially  offset by realized  gains on sales of fixed  maturities  and mutual funds.  The increase in realized gains in 1999 compared to 1998 is due to higher gains on sales of mutual fund investments.

 The change in annuity policy reserves  includes changes in reserves related to annuity contracts with mortality risks as well as the Company's GMDB liability.  In 2000,  equity markets  declined and the underlying  fund  performance was lower than the prior year. In contrast,  the equity markets and  underlying  fund  performance  were up  significantly  in 1999 compared to 1998.  The  combination  of these events  resulted in an increase in GMDB  reserves of  $39,866,000  in 2000.
This compares to an increase in GMDB reserves of $2,323,000 in 1999.

 In 1999,  the Company began to develop a program  utilizing  equity put options to manage the risks embedded in the GMDB in annuity contracts that would result from significant  declines in the equity markets.  Prior to the  implementation of the hedge strategies  utilizing equity put options,  the Company had reinsured  substantially  all of its exposure on the
GMDB  liability.  The  reinsurance  was  terminated  during the second  quarter of 1999 as the  reinsurer had exited this market.

 Return credited to contractowners  consists of revenues on the variable and market value adjusted annuities and variable life  insurance,  offset by the benefit  payments  and  changes in  reserves  required  on this  business.  Market  value adjusted  annuity  activity has the largest  impact on this benefit.  In 2000 and 1999, the Separate  Account  investment returns on the market  value  adjusted  annuities  were less than the expected  returns as  calculated  in the  reserves, contributing to the significant  increase in the return credited to contractholders  benefit.  In addition,  this benefit increased as a result of the  amortization  of unearned  Performance  Advantage  target value  credits,  which  increased
$6,826,000  in 2000 over  1999.  Other  significant  contributors  to the  change  from 1999 to 2000  include  guaranteed minimum death benefit  payments on variable  annuities which were driven up due to the market declines in 2000 as well as increased  costs  associated with processing of backdated  financial  transactions.  These increased costs were partially offset by a 2000 experience refund on certain reinsurance treaties in the amount of $4,339,000.

 Underwriting, acquisition and other insurance expenses for 2000, 1999 and 1998 were as follows:

                     (in thousands)                                  2000                 1999                1998
                                                                     ----                 ----                ----

   Commissions and purchase credits                              $ 393,494            $ 358,279           $ 201,008

   General operating expenses                                      252,206              214,269             141,586

   Acquisition costs deferred during the year                     (495,103)            (450,059)           (261,432)
   Acquisition costs amortized during the year                     184,616               83,861              86,628
                                                                   -------   -           ------   -          ------

   Net capitalization of deferred acquisition costs               (310,487)            (366,198)           (174,804)
                                                       -          ---------            ---------           ---------

   Underwriting, acquisition and other
        insurance expenses                                       $ 335,213            $ 206,350           $ 167,790
                                                                 =========            =========           =========

 Underwriting,  acquisition  and  other  insurance  expenses  increased  62%  and  23% in 2000  and  1999,  respectively.
 Increased  commissions  and  purchase  credits  reflect  the  increase  in sales  in both  2000  and  1999.  Significant investments  in new  product  development  and  internet-based  technology  contributed  to  general  operating  expense increases in both 2000 and 1999. The  amortization  of acquisition  costs  increased  substantially  in 2000 compared to
 1999 as the  associated  costs  from  record  sales in late  1999 and early  2000 were  recognized  in  accordance  with accounting principles generally accepted in the United States profit and expense recognition models.

 Interest expense increased  $16,496,000 in 2000 and $28,498,000 in 1999 as a result of additional  securitized financing transactions,  which  consist  of  the  transfer  of  rights  to  receive  future  fees  to the  Parent  ("securitization transactions").  In  addition,  the  Company  retired  surplus  notes on  December  10,  2000 and  December  31,  1999 of
$20,000,000  and  $14,000,000,  respectively.  Surplus  notes  outstanding  as of  December  31,  2000 and  1999  totaled
$159,000,000 and $179,000,000, respectively.

 The  effective  income  tax  rates  for the  years  ended  December  31,  2000,  1999 and 1998  were  32%,  28% and 19%, respectively.  The effective  rate is lower than the corporate  rate of 35% due to permanent  differences,  with the most significant item being the dividend  received  deduction.  Management  believes that based on the taxable income produced in the past two years,  as well as the continued  growth in annuity sales,  the Company will produce  sufficient  taxable income in future years to realize its deferred tax assets.

 The  Company  generated  net income  after tax of  $64,817,000,  $76,169,000  and  $34,767,000  in 2000,  1999 and 1998,
respectively.  Revenue  increases in 2000 were more than offset by higher  benefits and expenses  driven  primarily  from the  increase  in the  reserve  requirement  related  to the GMDB as a  result  of the  decline  in the  equity  markets.
Investments  in new product  development  and  technology  also  contributed  to the increase in expenses.  These factors resulted in the 15% decline in net income.  Net income  increased  119% in 1999 due to strong sales growth and  favorable market  conditions  which led to higher  asset-based  revenue.  The Company  considers  Mexico an emerging market and has invested in the Skandia Vida  operations with the expectation of generating  profits from long-term  savings  products in future years.  As such,  Skandia Vida has generated net losses of  $2,540,000,  $2,523,000  and  $2,514,000 for the years ended December 31, 2000, 1999 and 1998,  respectively.  The Company  expects to transfer  ownership of Skandia Vida to an upstream affiliate during 2001.

 On March 22, 2001, the Company announced that it will begin an aggressive  operating expense reduction program to better align its operating  infrastructure  with the current  investment  environment.  The planned moves include a reduction of approximately  150 positions,  representing  13% of the Company's  workforce,  reductions in the compensation and benefit programs and the curtailment of certain discretionary expenses.

 Total assets grew 3% in 2000  partially as a result of the modest  increase in separate  account  assets  reflecting the impact of strong  sales  which  were  almost  entirely  offset by the  decline  in  equity  markets.  Increased  deferred acquisition  costs also  contributed  to the  increase  in  assets.  Liabilities  grew 2% in 2000 due to higher  reserves required to support the increase in annuity and life insurance  business,  and increased  financing  activity  related to the transfer of rights to receive future fees and charges.

 Liquidity and Capital Resources
 -------------------------------

 The Company's liquidity requirement was met by cash from insurance operations,  investment  activities,  borrowings from
 ASI and the securitization transactions with ASI.

 The majority of the operating  cash outflow  resulted from the sale of variable  annuity and variable life products that carry a  contingent  deferred  sales  charge.  This type of product  causes a  temporary  cash strain in that 100% of the proceeds are invested in separate  accounts  supporting the product leaving a cash (but not capital) strain caused by the acquisition  cost for the new business.  This cash strain  required the Company to look beyond the cash made available by insurance  operations and  investments of the Company to financing in the form of surplus notes,  capital  contributions, securitization transactions and modified coinsurance reinsurance arrangements:

o        During 2000 and 1999, the Company  received  $69,000,000 and  $34,800,000,  respectively,  from ASI to support the capital  needs and  anticipated  growth in business  of its U.S.  operations.  In  addition,  the  Company  received
     $2,450,000 and $1,690,000 from ASI in 2000 and 1999, respectively, to support its investment in Skandia Vida.

o        Funds received from new  securitization  transactions  amounted to $476,288,000  in 2000 and  $265,710,000 in 1999
     (see Note 8 to the consolidated financial statements).

o        During  2000 and 1999,  the  Company  extended  its  reinsurance  agreements.  The Company  also  entered  into an agreement with SICL in 2000. The reinsurance  agreements are modified  coinsurance  arrangements where the reinsurer shares in the experience of a specific book of business.

 The  Company  expects  the  continued  use of  reinsurance  and  securitization  transactions  to fund the  cash  strain anticipated from the acquisition costs on the coming years' sales volume.

 As of December  31, 2000 and 1999,  shareholder's  equity  totaled  $496,911,000  and  $359,434,000,  respectively.  The increases  were  driven  by the  previously  mentioned  capital  contributions  received  from  ASI and net  income  from operations.

 The Company has long-term surplus notes and short-term borrowings with ASI.  No dividends have been paid to ASI.

 The  National  Association  of Insurance  Commissioners  ("NAIC")  requires  insurance  companies to report  information regarding  minimum  Risk  Based  Capital  ("RBC")  requirements.  These  requirements  are  intended  to allow  insurance regulators  to  identify  companies  that may need  regulatory  attention.  The RBC model  law  requires  that  insurance companies  apply various  factors to asset,  premium and reserve  items,  all of which have inherent  risks.  The formula includes  components  for asset risk,  insurance  risk,  interest rate risk and business  risk.  The Company has complied with the NAIC's RBC reporting requirements and has total adjusted capital well above required capital.

 Effects of Inflation
 --------------------

The rate of inflation has not had a significant effect on the Company's financial statements.

Outlook
-------

The Company  believes that it is well  positioned  to retain and enhance its position as a leading  provider of financial products for long-term  savings and  retirement  purposes as well as to address the economic  impact of premature  death, estate and business  planning  concerns and supplemental  retirement  needs.  The Company  continues to focus on offering innovative  long-term  savings and income products and providing  superior customer service in order to gain market share and improve profitability in an increasingly competitive market.

The  Gramm-Leach-Bliley  Act of 1999  (the  Financial  Services  Modernization  Act)  permits  affiliation  among  banks,
securities  firms  and  insurance   companies.   This  legislative   change  has  created   opportunities  for  continued
consolidation  in the financial  services  industry and increased  competition as large  companies  offer a wide array of financial products and services.

Various  other  legislative  initiatives  could impact the Company such as pension  reform,  capital gains and estate tax changes,  privacy  standards and internet  regulation.  Pension  reform may change  current tax deferral  rules and allow increased  contributions to retirement plans,  which may lead to higher  investments in tax-deferred  products and create growth  opportunities  for the  Company.  A  capital  gains tax  reduction  may cause  tax-deferred  products  to be less attractive to consumers,  which could adversely  impact the Company.  New privacy  standards and internet  regulation may impact the Company's  strategic  initiatives  especially  related to potential  partnerships  with  web-based  technology providers.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The  Company  is  subject  to  potential  fluctuations  in  earnings  and the fair  value of  certain  of its  assets and liabilities,  as well as  variations in expected cash flows due to changes in market  interest  rates and equity  prices.
The  following  discussion  focuses on specific  exposures  the Company  has to interest  rate and equity  price risk and describes  strategies used to manage these risks.  The discussion is limited to financial  instruments  subject to market risks and is not intended to be a complete discussion of all of the risks to which the Company is exposed.

 Interest Rate Risk
 ------------------

 Fluctuations in interest rates can potentially  impact the Company's  profitability  and cash flows. The Company has 97%
of assets held under  management that are in  non-guaranteed  Separate  Accounts for which the Company's  exposure is not significant  as the  contractowner  assumes  substantially  all the investment  risk. On the remaining 3% of assets,  the interest  rate risk from  contracts  that carry  interest rate exposure is managed  through an  asset/liability  matching program which takes into account the risk variables of the insurance liabilities supported by the assets.

 At December 31, 2000, the Company held fixed maturity  investments in its general  account that are sensitive to changes in interest  rates.  These  securities  are held in support of the Company's  fixed  immediate  annuities,  supplementary contracts,  the fixed  components of variable life insurance  contracts,  and in support of the Company's target solvency capital.  The Company has a conservative  investment  philosophy  with regard to these  investments.  All investments are investment grade corporate securities, government agency or U.S. government securities.

 The Company's  deferred  annuity  products  offer a fixed option which  subjects the Company to interest rate risk.  The fixed option  guarantees a fixed rate of interest for a period of time selected by the  contractowner.  Guarantee  period options  available range from one to ten years.  Withdrawal of funds before the end of the guarantee  period subjects the contractowner  to a market  value  adjustment  ("MVA").  In the  event of rising  interest  rates,  which  make the fixed maturity  securities  underlying  the  guarantee  less  valuable,  the MVA could be  negative.  In the event of declining interest  rates,  which make the fixed maturity  securities  underlying  the guarantee  more  valuable,  the MVA could be positive.  The  resulting  increase or decrease in the value of the fixed option,  from  calculation  of the MVA,  should substantially  offset the  increase or decrease in the market  value of the  securities  underlying  the  guarantee.  The
Company  maintains  strict  asset/liability  matching  to enable this  offset.  However,  the Company  still takes on the default risk for the underlying  securities,  the interest rate risk of reinvestment of interest payments and the risk of failing to maintain the asset/liability matching program with respect to duration and convexity.

Liabilities  held in the  Company's  general  account and  guaranteed  separate  account as of December  31, 2000 totaled
$1,095,100,000.  Fixed income investments  supporting those liabilities had a fair value of  $1,098,500,000.  The Company performed a sensitivity  analysis on these  interest-sensitive  liabilities and assets at December 31, 2000. The analysis showed that an  immediate  decrease of 100 basis points in interest  rates would result in a net increase in  liabilities and the  corresponding  assets of  approximately  $37,300,000 and $41,500,000,  respectively.  An analysis of a 100 basis point  decline in interest  rates at December 31, 1999 showed a net increase in  interest-sensitive  liabilities  and the corresponding assets of approximately $10,200,000 and $24,800,000, respectively.

 Equity Market Exposure
 ----------------------

 The primary  equity market risk to the Company comes from the nature of the variable  annuity and variable life products sold by the Company.  Various fees and charges  earned are  substantially  derived as a percentage of the market value of assets  under  management.  In a market  decline,  this income  would be  reduced.  This could be further  compounded  by customer  withdrawals,  net of applicable  surrender charge  revenues,  partially offset by transfers to the fixed option discussed  above.  A 10% decline in the market value of the assets  under  management  at December  31,  2000,  sustained throughout  2001,  would result in an approximate  drop in related annual fee income of $54,000,000.  This result was not materially different than the result obtained from the analysis performed as of December 31, 1999.

 Another equity market risk exposure of the Company relates to the guaranteed minimum death benefit  liability.  Declines in equity markets and  correspondingly  the performance of the underlying mutual funds,  increases the guaranteed minimum death  benefit  liabilities.  As discussed in Note 2D of the  consolidated  financial  statements,  the Company  utilizes
derivative   instruments  to  hedge  against  the  risk  of  significant  decreases  in  equity  markets.  Prior  to  the implementation of this program the Company utilized reinsurance to transfer this risk.

 The  Company  has a small  portfolio  of equity  investments;  mutual  funds  which are held in  support  of a  deferred compensation  program.  In the event of a decline in market values of underlying  securities,  the value of the portfolio would decline,  however the accrued benefits payable under the related deferred  compensation  program would decline by a corresponding amount.

 Estimates of interest rate risk and equity price risk were obtained using computer  models that take into  consideration various  assumptions  about the future.  Given the  uncertainty  of future  interest  rate  movements,  volatility in the equity markets and consumer behavior, actual results may vary from those predicted by the Company's models.

                                       AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                               INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of American Skandia Life Assurance Corporation
Shelton, Connecticut

We have audited the  consolidated  statements of financial  condition of American  Skandia Life Assurance  Corporation (the
"Company" which is a wholly-owned  subsidiary of Skandia  Insurance Company Ltd.) as of December 31, 2000 and 1999, and the
related  consolidated  statements  of  operations,  shareholder's  equity and cash flows for the three  year  period  ended
December 31, 2000.  These  consolidated  financial  statements  are the  responsibility  of the Company's  management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance  with auditing  standards  generally  accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material  misstatement.  An audit includes examining,  on a test basis,  evidence supporting the amounts and disclosures in the financial  statements.  An audit also includes  assessing the accounting  principles used and significant  estimates made by  management,  as well as  evaluating  the overall  financial  statement  presentation.  We believe  that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly,  in all material  respects,  the consolidated financial  position of American  Skandia Life Assurance  Corporation  at December 31, 2000 and 1999,  and the  consolidated results of their  operations  and their cash flows for each of the three  years in the period  ended  December  31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young

February 2, 2001
Hartford, Connecticut

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                      Consolidated Statements of Financial Condition
                                                      (in thousands)

                                        See notes to consolidated financial statements.

                                                                             As of December 31,
                                                                          2000                        1999
                                                                     ---------------            ----------------
ASSETS
------

Investments:
  Fixed maturities - at fair value                                          285,708             $       198,165                                                                                $
  Fixed maturities - at amortized cost                                                                    3,360
                                                                                  -
  Equity securities - at fair value                                          20,402                      16,404
  Derivative instruments
                                                                              3,015                         189
  Policy loans                                                                3,746                       1,270
                                                                      --------------              --------------
                                                                      --------------              --------------

    Total investments                                                       312,871                     219,388

Cash and cash equivalents                                                    76,499                      89,212
Accrued investment income                                                     5,209                       4,054
Deferred acquisition costs                                                1,398,192                   1,087,705
Reinsurance receivable                                                        3,642                       4,062
Receivable from affiliates                                                    3,327
                                                                                                              -
Income tax receivable
                                                                             34,620                           -
Income tax receivable - deferred                                                                         51,726
                                                                                  -
State insurance licenses                                                      4,113                       4,263
Fixed assets                                                                 10,737                       3,305
Other assets                                                                 96,403                      36,698
Separate account assets                                                  29,757,092                  29,381,166
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

  Total assets                                                       $   31,702,705             $    30,881,579
                                                                     ===============            ================
                                                                     ===============            ================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Liabilities:
Reserves for future insurance policy and contract benefits                  135,545             $        73,292                                                                                $
Drafts outstanding                                                           63,758                      51,059
Accounts payable and accrued expenses                                       137,040                     158,590
Income tax payable                                                                                       24,268
                                                                                  -
Income tax payable - deferred
                                                                              8,949                           -
Payable to affiliates
                                                                                  -                      68,736
Future fees payable to parent                                               934,410
                                                                                                        576,034
Short-term borrowing                                                         10,000                      10,000
Surplus notes                                                               159,000                     179,000
Separate account liabilities                                             29,757,092                  29,381,166
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

  Total liabilities                                                      31,205,794                  30,522,145
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

Shareholder's equity:
Common stock, $100 par value, 25,000 shares authorized,
    issued and outstanding                                                    2,500                       2,500
Additional paid-in capital                                                  287,329                     215,879
Retained earnings                                                           205,979                     141,162
Accumulated other comprehensive income (loss)                                 1,103                       (107)
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

    Total shareholder's equity                                              496,911                     359,434
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

    Total liabilities and shareholder's equity                           31,702,705             $    30,881,579                                                                                $
                                                                     ===============            ================

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                           Consolidated Statements of Operations
                                                      (in thousands)

                                        See notes to consolidated financial statements.

                                                                        For the Year Ended December 31,
                                                                   2000                  1999                 1998
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

REVENUES
--------

Annuity and life insurance charges and fees                  $                     $                    $
                                                                     424,578              289,989              186,211
Fee income                                                           130,610               83,243               50,839
Net investment income                                                 11,656               10,441               11,130
Premium income                                                         3,118                1,278                  874
Net realized capital (losses) gains                                    (688)                  578                   99
Other                                                                  2,348                1,832                  387
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

  Total revenues                                                     571,622              387,361              249,540
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                                    751                  612                  558
  Change in annuity and life insurance policy reserves                45,018                3,078                1,053
  Cost of minimum death benefit reinsurance
                                                                           -                2,945                5,144
  Return credited to contractowners                                    9,046               (1,639)              (8,930)
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

                                                                      54,815                4,996              (2,175)

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                         335,213              206,350              167,790
  Interest expense                                                    85,998               69,502               41,004
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

                                                                     421,211              275,852              208,794
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

  Total benefits and expenses                                        476,026              280,848              206,619
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

    Income from operations before income tax                          95,596              106,513               42,921

      Income tax expense
                                                                      30,779               30,344                8,154
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

        Net income                                           $                     $                    $
                                                                      64,817               76,169               34,767
                                                             ================      ===============      ===============
                                                             ================      ===============      ===============

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                      Consolidated Statements of Shareholder's Equity
                                                      (in thousands)

                                      See notes to consolidated financial statements.

                                                                   For the Year Ended December 31,
                                                               2000                 1999                  1998
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Common stock:
  Beginning balance                                      $                   $                     $
                                                                  2,500                 2,000                 2,000
  Increase in par value
                                                                      -                   500                     -
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance
                                                                  2,500                 2,500                 2,000
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Additional paid in capital:
  Beginning balance                                             215,879               179,889               151,527
  Transferred to common stock
                                                                      -                  (500)                    -
  Additional contributions                                       71,450                36,490                28,362
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance                                              287,329               215,879               179,889
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Retained earnings:
  Beginning balance                                             141,162                64,993                30,226
  Net income                                                     64,817                76,169                34,767
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance                                              205,979               141,162                64,993
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Accumulated other comprehensive income (loss):
  Beginning balance
                                                                  (107)                 3,535                   668
  Other comprehensive income (loss)
                                                                  1,210                (3,642)                2,867
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance
                                                                  1,103                 (107)                 3,535
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

      Total shareholder's equity                         $                   $                     $
                                                                496,911               359,434               250,417
                                                         ===============     =================     =================
                                                         ===============     =================     =================

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                           Consolidated Statements of Cash Flow
                                                      (in thousands)

                                      See notes to consolidated financial statements.

                                                                        For the Year Ended December 31,
                                                                  2000               1999                1998
                                                             -------------      --------------      -------------

Cash flow from operating activities:
  Net income                                                 $                  $                   $
                                                                   64,817              76,169             34,767
  Adjustments to reconcile net income to net
    cash used in operating activities:
      Amortization and depreciation
                                                                    7,565               1,495                251
      Deferred tax expense
                                                                   60,023             (10,903)           (14,242)
      Change in unrealized losses on derivatives
                                                                  (2,935)               3,749                  -
      Increase in policy reserves
                                                                   50,892               4,367              1,130
      (Decrease) increase in payable to affiliates
                                                                 (72,063)              69,897                166
      Change in income tax payable/receivable
                                                                 (58,888)              17,611              7,704
      Increase in other assets
                                                                 (59,987)             (32,954)            (1,173)
      Increase in accrued investment income
                                                                  (1,155)             (1,174)              (438)
      Decrease in reinsurance receivable
                                                                      420                 129              2,152
      Net increase in deferred acquisition costs
                                                                (310,487)            (366,198)          (174,804)
      (Decrease) increase in accounts payable and accrued
expenses                                                         (21,550)              66,763             20,637
      Increase in drafts outstanding
                                                                   12,699              22,118              9,663
      Change in foreign currency translation, net
                                                                    (101)                 701                (22)
      Net realized capital gain on expiration of derivatives
                                                                    (500)                   -                  -
      Net realized capital losses (gains)
                                                                      688               (578)                (99)
                                                             -------------      --------------      -------------

        Net cash used in operating activities                    (330,562)          (148,808)           (114,308)

                                                             -------------      --------------      -------------

Cash flow from investing activites:
      Purchase of fixed maturity investments
                                                                (380,737)            (99,250)            (31,828)
      Proceeds from sale and maturity of fixed
        maturity investments
                                                                  303,736              36,226              4,049
      Purchase of derivatives
                                                                  (6,722)             (4,974)                  -
      Purchase of shares in mutual funds
                                                                 (18,136)            (17,703)             (7,158)
      Proceeds from sale of shares in mutual funds
                                                                   8,345              14,657               6,086
      Purchase of fixed assets
                                                                  (7,348)             (3,178)                (18)
      Increase in policy loans
                                                                  (2,476)               (701)                118
                                                             -------------      --------------      -------------

        Net cash used in investing activities
                                                                (103,338)            (17,703)            (28,751)
                                                             -------------      --------------      -------------

Cash flow from financing activities:
      Capital contribution from parent
                                                                   51,450              22,490              8,362
      Increase in future fees payable to parent, net
                                                                  358,376             207,056            135,944
      Net deposits to (withdrawals from) contractowner
        accounts                                                   11,361               5,872            (5,696)
--------------------------------------------------------------------------      --------------      -------------

        Net cash provided by financing activities
                                                                  421,187             235,418            138,610
                                                             -------------      --------------      -------------

          Net (decrease) increase in cash and cash
            equivalents
                                                                 (12,713)              11,687            (4,449)
          Cash and cash equivalents at beginning of period
                                                                   89,212              77,525             81,974
                                                             -------------      --------------      -------------

            Cash and cash equivalents at end of period       $                  $                   $
                                                                   76,499              89,212             77,525
                                                             =============      ==============      =============

     Income taxes paid                                       $                  $                   $
                                                                   29,644              23,637             14,651
                                                             =============      ==============      =============

      Interest paid                                          $                  $                   $
                                                                   85,551              69,697             35,588
                                                             =============      ==============      =============

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements
                                                     December 31, 2000

1.       ORGANIZATION AND OPERATION

         American Skandia Life Assurance  Corporation (the "Company") is a wholly-owned  subsidiary of American  Skandia,
         Inc. ("ASI") whose ultimate parent is Skandia Insurance Company Ltd., ("SICL") a Swedish Corporation.

         The Company  develops  long-term  savings and retirement  products which are distributed  through its affiliated broker/dealer company,  American Skandia Marketing,  Incorporated ("ASM"). The Company currently issues variable and term life  insurance and variable,  fixed,  market value adjusted and immediate  annuities for  individuals, groups and qualified pension plans.

         The Company has 99.9%  ownership  in Skandia  Vida,  S.A. de C.V.  ("Skandia  Vida")  which is a life  insurance company  domiciled in Mexico.  Skandia Vida had total  shareholder's  equity of $4,402,000  and $4,592,000 as of
         December 31, 2000, and 1999,  respectively.  The Company considers Mexico an emerging market and has invested in the Skandia Vida  operations  with the  expectation  of generating  profits from long-term  savings  products in future years.  As such,  Skandia Vida has generated net losses of $2,540,000,  $2,523,000 and $2,514,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       Basis of Reporting
                  ------------------

                  The  accompanying  consolidated  financial  statements have been prepared in conformity with accounting principles  generally accepted in the United States.  Intercompany  transactions and balances have been eliminated in consolidation.

                  Certain  reclassifications  have been made to prior  year  amounts  to conform  with the  current  year presentation.

         B.       New Accounting Standard
                  -----------------------

                  The FASB has issued  Statement of Financial  Accounting  Standards No. 133,  "Accounting for Derivative
                  Instruments and Hedging  Activities",  as amended by SFAS 137 and SFAS 138 (collectively,  "SFAS 133").
                  SFAS 133 is  effective  for all fiscal  quarters of all fiscal  years  beginning  after June 15,  2000;
                  accordingly,  the Company  adopted SFAS 133 on January 1, 2001. This statement  establishes  accounting and reporting standards for derivative  instruments,  including certain derivative instruments embedded in other contracts,  and for hedging  activities.  SFAS No. 133 requires that all derivative  financial instruments  be measured at fair value and recognized in the statement of condition as either assets or liabilities.  Changes in the fair value of the  derivative  financial  instruments  will be reported in either earnings or comprehensive  income,  depending on the use of the derivative and whether or not it qualifies for hedge accounting.

                  Special hedge accounting  treatment is permitted only if specific criteria are met,  including that the hedging  relationship  be highly  effective both at inception and on an ongoing  basis.  Accounting for hedges  varies based on the type of hedge - fair value or cash flow.  Results of  effective  hedges are recognized in current  earnings for fair value hedges and in other  comprehensive  income for cash flow hedges. Ineffective portions of hedges are recognized immediately in earnings.

                                       AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The  derivative  instruments  held by the  Company in 2000 and 1999  consisted  of equity  put  options utilized to manage the market risk and reserve  fluctuations  associated  with the  guaranteed  minimum death benefit  ("GMDB").  The adoption of SFAS No. 133 did not have a material  effect on the Company's financial statements.

C.       Investments

                  The  Company  has   classified  its  fixed  maturity   investments   as  either   held-to-maturity   or
                  available-for-sale.  Investments  classified as  held-to-maturity  are investments that the Company has the ability and intent to hold to  maturity.  Such  investments  are carried at amortized  cost.  Those investments  which are  classified  as  available-for-sale  are  carried at fair  value and  changes in unrealized gains and losses are reported as a component of other comprehensive income.

                  The Company has classified its mutual fund investments held in support of a deferred  compensation plan
                  (see Note 13) as  available-for-sale.  Such  investments  are  carried  at fair  value and  changes  in unrealized gains and losses are reported as a component of other comprehensive income.

                  Policy loans are carried at their unpaid principal balances.

                  Realized  gains and losses on disposal of  investments  are  determined by the specific  identification method and are included in revenues.

         D.       Derivative Instruments
                  ----------------------

                  The Company uses derivative  instruments  which consist of equity option  contracts for risk management purposes,  and not for trading or speculation.  The Company hedges the market value fluctuations of the
                  GMDB exposure  embedded in its policy  reserves.  Premiums paid on option  contracts are amortized into net investment  income over the terms of the contracts.  The options are carried at amortized cost plus
                  intrinsic   value,   if  any,  at  the  valuation  date.  An  option  has  intrinsic  value  if  it  is
                  "in-the-money."  For a put option to be  "in-the-money,"  the  exercise  price must be greater than the value of the  underlying  index.  Changes in intrinsic  value are recorded as a component of the change in annuity and life insurance policy reserves consistent with changes in the GMDB reserve.

E.       Cash Equivalents
         ----------------

                  The Company  considers all highly liquid time deposits,  commercial paper and money market mutual funds purchased with a maturity at date of acquisition of three months or less to be cash equivalents.

F.       Fair Values of Financial Instruments
         ------------------------------------

                  The methods and assumptions used to determine the fair value of financial instruments are as follows:

                  Fair values of fixed  maturities  with  active  markets are based on quoted  market  prices.  For fixed maturities  that trade in less active  markets,  fair values are obtained from an  independent  pricing service.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  Fair values of investments in mutual funds are based on quoted market prices.

                  The intrinsic  value portion of the derivative  instrument is determined  based on the current value of the underlying index.

                  The carrying value of cash and cash equivalents  (cost)  approximates  fair value due to the short-term nature of these investments.

                  The carrying  value of  short-term  borrowings  (cost)  approximates  fair value due to the  short-term nature of these liabilities.

                  Fair values of certain financial  instruments,  such as future fees payable to parent and surplus notes are not readily determinable and are excluded from fair value disclosure requirements.

         G.       State Insurance Licenses
                  ------------------------

                  Licenses to do business in all states have been  capitalized  and  reflected at the  purchase  price of
                  $6,000,000  less  accumulated  amortization.  The  cost  of  the  licenses  is  being  amortized  on  a straight-line basis over 40 years.

         H.       Software Capitalization
                  -----------------------

                  The Company  capitalizes  certain costs  associated  with internal use software in accordance  with the
                  American  Institute  of  Certified  Public  Accountants   Statement  of  Position  98-1  ("SOP  98-1"),
                  "Accounting  for the Costs of Software  Developed  or Obtained for  Internal  Use.  The SOP,  which was adopted  prospectively as of January 1, 1999,  requires the capitalization of certain costs incurred in connection with developing or obtaining  internal use software.  Prior to the adoption of SOP 98-1, the
                  Company  expensed  all  internal use software  related  costs as incurred.  Details of the  capitalized software  costs,  which are  included in fixed  assets,  and related  amortization  for the years ended
                  December 31, are as follows:

                  (in thousands)                                              2000              1999
                                                                              ----              ----

                  Balance at beginning of year                               $2,920             $  -
                                                                             ------             ----

                  Software costs capitalized during the year                  4,804            3,035

                  Software costs amortized during the year                     (512)            (115)
                                                                               -----            -----

                                                                              4,292             2,920
                                                                              -----             -----

                  Balance at end of year                                     $7,212            $2,920
                                                                             ======            ======

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

         2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         I.       Income Taxes
                  ------------

                  The Company is included in the  consolidated  federal  income tax return and combined  state income tax return of an  upstream  company,  Skandia  AFS  Development  Holding  Corporation  and  certain  of its subsidiaries.  In  accordance  with the tax  sharing  agreement,  the  federal  and  state  income  tax provisions  are  computed on a separate  return basis as adjusted  for  consolidated  items such as net operating loss carryforwards.

                  Deferred  income  taxes  reflect  the net tax effects of  temporary  differences  between the  carrying amounts of assets and liabilities for financial  reporting purposes and the amounts used for income tax purposes.

         J.       Recognition of Revenue and Contract Benefits
                  --------------------------------------------

                  Revenues for variable  deferred  annuity  contracts  consist of charges against  contractowner  account values  for  mortality  and  expense  risks,  administration  fees,  surrender  charges  and an  annual maintenance fee per contract.  Benefit  reserves for variable annuity  contracts  represent the account value of the contracts and are included in the separate account liabilities.

                  Revenues for variable  immediate  annuity  contracts  with and without  life  contingencies  consist of certain  charges  against  contractowner  account  values  including  mortality  and expense  risks and administration  fees. Benefit reserves for variable  immediate annuity contracts  represent the account value of the contracts and are included in the separate account liabilities.

                  Revenues for market value  adjusted  fixed annuity  contracts  consist of separate  account  investment income  reduced by benefit  payments and changes in reserves in support of  contractowner  obligations, all of which are included in return credited to  contractowners.  Benefit  reserves for these contracts represent  the account  value of the  contracts,  and are included in the general  account  reserve for future contractowner benefits to the extent in excess of the separate account assets.

                  Revenues for immediate annuity contracts without life  contingencies  consist of net investment income.
                  Revenues for immediate  annuity  contracts with life  contingencies  consist of single premium payments recognized as annuity  considerations when received.  Benefit reserves for these contracts are based on the Society of Actuaries  1983 Table-a with  assumed  interest  rates that vary by issue year.  Assumed interest rates ranged from 6.25% to 8.25% at December 31, 2000 and 1999.

                  Revenues for variable life insurance contracts consist of charges against  contractowner account values for mortality and expense risk fees,  cost of insurance  fees,  taxes and  surrender  charges.  Certain contracts  also include  charges  against  premium to pay state  premium  taxes.  Benefit  reserves for variable life insurance  contracts represent the account value of the contracts and are included in the separate account liabilities.

                                       AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         K.       Deferred Acquisition Costs
                  --------------------------

                  The costs of acquiring new business,  which vary with and are  primarily  related to the  production of new  business,  are being  deferred,  net of  reinsurance.  These costs include  commissions,  costs of contract  issuance,  and certain  selling  expenses  that vary with  production.  These costs are being amortized  generally in proportion to expected gross profits from surrender  charges,  policy and asset based fees and  mortality  and expense  margins.  This  amortization  is adjusted  retrospectively  and prospectively  when  estimates  of current  and future  gross  profits to be  realized  from a group of products are revised.

                  Details of the deferred  acquisition  costs and related  amortization  for the years ended December 31, are as follows:

                          (in thousands)                                  2000             1999              1998
                                                                          ----             ----              ----

                  Balance at beginning of year                          $1,087,705       $721,507          $546,703
                                                                        ----------       --------          --------

                  Acquisition costs deferred during the year               495,103        450,059           261,432

                  Acquisition costs amortized during the year             (184,616)       (83,861)          (86,628)
                                                                          ---------      ------------       ---------

                                                                           310,487        366,198           174,804
                                                                     ----  -------        -------          --------

                  Balance at end of year                                $1,398,192     $1,087,705          $721,507
                                                                        ==========        ==========       ========

         L.       Reinsurance
                  -----------

                  The  Company  cedes   reinsurance   under  modified   co-insurance   arrangements.   These  reinsurance
                  arrangements  provide  additional  capacity  for growth in  supporting  the cash flow  strain  from the
                  Company's  variable  annuity and variable life insurance  business.  The  reinsurance is effected under quota share contracts.

                           The Company reinsured its exposure to market  fluctuations  associated with its GMDB liability in the first half of 1999 and in 1998.  Under this  reinsurance  agreement,  the Company ceded premiums of $2,945,000 and  $5,144,000;  received claim  reimbursements  of $242,000 and $9,000;  and,  recorded increases/(decreases) in reserves of ($2,763,000) and $323,000 in 1999 and 1998, respectively.

At December 31, 2000 and 1999, in accordance with the provisions of modified coinsurance agreements, the Company accrued $4,339,000 and $41,000, respectively, for amounts receivable from favorable reinsurance experience on certain blocks of variable annuity business.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         M.       Translation of Foreign Currency
                  -------------------------------

                  The financial  position and results of operations of Skandia Vida are measured  using local currency as the functional  currency.  Assets and liabilities are translated at the exchange rate in effect at each year-end.  Statements of income and  shareholder's  equity  accounts are translated at the average rate prevailing during the year.  Translation  adjustments  arising from the use of differing exchange rates from period to period are reported as a component of other comprehensive income.

         N.       Separate Accounts
                  -----------------

                  Assets and  liabilities  in Separate  Accounts  are included as separate  captions in the  consolidated statements of financial  condition.  Separate  Account assets  consist  principally of long term bonds, investments  in mutual funds,  short-term  securities and cash and cash  equivalents,  all of which are carried at fair value.  The  investments  are managed  predominately  through the Company's  investment advisory  affiliate,  American Skandia  Investment  Services,  Inc.  ("ASISI"),  utilizing various fund managers as sub-advisors.  The remaining  investments are managed by independent  investment firms. The contractowner  has the option of directing  funds to a wide  variety of mutual  funds.  The  investment risk on the  variable  portion of a  contract  is borne by the  contractowner.  A fixed  option  with a minimum  guaranteed  interest rate is also  available.  The Company is responsible  for the credit risk associated with these investments.

                  Included in Separate Account  liabilities are reserves of  $1,059,987,000  and $896,205,000 at December
                  31,  2000 and 1999,  respectively,  relating  to  annuity  contracts  for which  the  contractowner  is guaranteed a fixed rate of return.  Separate  Account  assets of  $1,059,987,000  and  $896,205,000  at
                  December  31,  2000 and 1999,  respectively,  consisting  of long term  bonds,  short-term  securities, transfers  due from the  general  account  and cash and cash  equivalents  are held in support of these annuity contracts, pursuant to state regulation.

         O.       Estimates
                  ---------

                  The preparation of financial statements in conformity with accounting  principles generally accepted in the United States  requires that  management  make estimates and  assumptions  that affect the reported amount of assets and  liabilities at the date of the financial  statements and the reported  amounts of revenues and expenses during the reporting period.  The more significant  estimates and assumptions are related to deferred  acquisition  costs and involve policy lapses,  investment  return and  maintenance expenses.  Actual results could differ from those estimates.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

3.       COMPREHENSIVE INCOME

         The components of comprehensive income, net of tax, for the years ended December 31 were as follows:

                           (in thousands)                                            2000          1999        1998
                                                                                     ----          ----        ----

         Net income                                                                 $64,817       $76,169    $34,767
         Other comprehensive income:
            Unrealized investment (losses) gains on
                available for sale securities                                        (1,681)       (3,438)     2,801
            Reclassification adjustment for realized losses (gains)
                included in investment income                                         2,957          (660)        88
                                                                                   ---------  -----   ----- ----------
            Net unrealized gains (losses) on securities                               1,276        (4,098)     2,889

            Foreign currency translation                                                (66)          456        (22)
                                                                                    -------     ---------- -----------

         Other comprehensive income (loss)                                             1,210       (3,642)     2,867
                                                                                   ---------       -------    ------

         Comprehensive income                                                        $66,027      $72,527    $37,634
                                                                                    =======       =======     =======

         The components of accumulated other comprehensive income, net of tax, as of December 31 were as follows:

                     (in thousands)                                                    2000          1999
                                                                                       ----          ----

        Unrealized investment gains (losses)                                          $1,021         ($255)
        Foreign currency translation                                                      82           148
                                                                                      ------         ------

        Accumulated other comprehensive income (loss)                                 $1,103         ($107)
                                                                                      ======         ======

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS

         The  amortized  cost,  gross  unrealized  gains/losses  and  estimated  fair  value  of  available-for-sale  and held-to-maturity  fixed  maturities  and  investments in mutual funds as of December 31, 2000 and 1999 are shown below.  All securities held at December 31, 2000 and 1999 were publicly traded.

         Investments in fixed maturities as of December 31, 2000 consisted of the following:

                       (in thousands)                                     Available-for-Sale
                                                                          ------------------

                                                                           Gross              Gross
                                                        Amortized        Unrealized        Unrealized         Fair
                                                           Cost            Gains             Losses          Value
                                                           ----            -----             ------          -----

         U.S. Government obligations                       $206,041        $4,445             $ (11)        $210,475

         Foreign government obligations                       2,791           195                 -            2,986

         Obligations of state and political
            subdivisions                                        253             1                 -              254

         Corporate securities                                72,237         1,565            (1,809)          71,993
                                                             ------         -----            -------          ------

             Totals                                        $281,322        $6,206           $(1,820)        $285,708
                                                           ========        ======           ========        ========

         The amortized cost and fair value of fixed maturities,  by contractual  maturity, at December 31, 2000 are shown below.

                       (in thousands)                        Available-for-Sale
                                                             ------------------

                                                          Amortized           Fair
                                                            Cost             Value
                                                            ----             -----

         Due in one year or less                              $ 7,005           $ 7,018

         Due after one through five years                     157,111           158,344

         Due after five through ten years                     107,729           110,469

         Due after ten years                                    9,477             9,877
                                                             --------          ---------

            Total                                            $281,322          $285,708
                                                             ========          ========

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS  (continued)

         Investments in fixed maturities as of December 31, 1999 consisted of the following:

                        (in thousands)                                            Available-for-Sale
                                                                                  ------------------

                                                                            Gross             Gross
                                                          Amortized       Unrealized       Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         U.S. Government obligations                      $ 81,183             $ -           $(678)          $ 80,505

         Obligations of state and political
            subdivisions                                       253               -              (3)               250

         Corporate securities                              121,859               -          (4,449)           117,410
                                                           -------                          -------           -------

             Totals                                       $203,295             $ -         $(5,130)          $198,165
                                                          ========             ===         ========          ========

                        (in thousands)                                            Held-to-Maturity
                                                                                  ----------------

                                                                            Gross             Gross
                                                          Amortized       Unrealized       Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         U.S. Government obligations                       $1,105             $ -              $ (1)         $1,104

         Corporate securities                               2,255               -               (15)          2,240
                                                           -------             --               ----         ------

             Totals                                        $3,360             $ -              $(16)         $3,344
                                                           ======             ===              =====         ======

         Proceeds  from  sales of fixed  maturities  during  2000,  1999 and 1998  were  $302,632,000,  $32,196,000,  and
         $999,000,  respectively.  Proceeds from maturities during 2000, 1999 and 1998 were $1,104,000,  $4,030,000,  and
         $3,050,000, respectively.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS (continued)

        The cost, gross unrealized gains/losses and fair value of investments in mutual funds at December 31, 2000 and 1999 are shown below:

                    (in thousands)                                          Gross             Gross
                                                                         Unrealized        Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         2000                                             $23,218           $ 372           $(3,188)           $20,402
                                                          =======           =====           ========           =======

         1999                                             $11,667          $4,763            $ (26)            $16,404
                                                          =======          ======            ======            =======

         Net realized investment gains (losses) were as follows for the years ended December 31:

                    (in thousands)                                           2000             1999            1998
                                                                             ----             ----            ----

         Fixed maturities:
           Gross gains                                                      $1,002            $ 253            $ -
           Gross losses                                                     (3,450)            (228)              (1)
         Investment in mutual funds:
           Gross gains                                                       1,913              990              281
           Gross losses                                                       (153)            (437)            (181)
                                                                          ---  -----     --    -----            -----

         Totals                                                             $ (688)           $ 578             $ 99
                                                                            =======           =====            ====

5.       NET INVESTMENT INCOME

         The sources of net investment income for the years ended December 31 were as follows:

                    (in thousands)                                           2000             1999            1998
                                                                             ----             ----            ----

         Fixed maturities                                                  $13,502           $ 9,461         $ 8,534
         Cash and cash equivalents                                            5,154            2,159           1,717
         Investment in mutual funds                                              99               32           1,013
         Policy loans                                                            97               31              45
         Derivative instruments                                              (6,939)          (1,036)              -
                                                                             -------          -------

         Total investment income                                             11,913           10,647          11,309

         Investment expenses                                                    257              206             179
                                                                             ------           ------          ------

         Net investment income                                              $11,656          $10,441         $11,130
                                                                           =======           =======         =======

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES

         The significant components of income tax expense for the years ended December 31 were as follows:

                       (in thousands)                                            2000             1999        1998
                                                                                 ----             ----        ----

         Current tax (benefit) expense                                         ($29,244)         $41,248      $22,384

         Deferred tax expense (benefit)                                          60,023          (10,904)     (14,230)
                                                                                -------         --------     -------

         Total income tax expense                                               $30,779          $30,344       $8,154
                                                                                 =======         =======       ======

         The tax effects of significant  items comprising the Company's  deferred tax balance as of December 31, 2000 and
         1999 are as follows:

                      (in thousands)                                                     2000                 1999
                                                                                         ----                 ----

         Deferred tax liabilities:
             Deferred acquisition costs                                              ($411,417)             ($321,873)
             Payable to reinsurers                                                     (29,985)               (26,733)
             Future contractowner benefits                                             (11,526)
                                                                                                           -
             Internal use software                                                      (2,524)
                                                                                                               (1,022)
             Policy fees                                                                (1,551)                (1,146)
             Net unrealized gains                                                         (550)
                                                                                                           -
             Foreign exchange translation                                                  (45)                   (80)
                                                                    ---------              ----  ---------        ----

             Total                                                                    (457,598)              (350,854)
                                                                                      ---------              ---------

         Deferred tax assets:
             Net separate account liabilities
                                                                                       421,662                333,521
             Future contractowner benefits
                                                                                             -                  3,925
             Other reserve differences
                                                                                         2,675                 39,645
             Deferred compensation
                                                                                        17,869                 18,844
             Surplus notes interest
                                                                                         5,536                  5,030
             Net unrealized losses
                                                                                             -                    137
             Other
                                                                                           907                  1,478
                                                                    --------               ---                  -----

             Total
                                                                                           -
                                                                                       448,649                402,580
                                                                                       -------                -------

             Income tax (payable) receivable - deferred                            ($   8,949)                $51,726
                                                                                    ===========               =======

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES (continued)

         The income tax expense was different from the amount computed by applying the federal  statutory tax rate of 35%
         to pre-tax income from continuing operations as follows:

                    (in thousands)                                                2000           1999           1998
                                                                                  ----           ----           ----

         Income (loss) before taxes
            Domestic                                                             $98,136      $109,036       $45,435
            Foreign                                                               (2,540)       (2,523)       (2,514)
                                                                                  -------    --- -------      -------
            Total                                                                 95,596       106,513        42,921

            Income tax rate                                                          35%            35%           35%
                                                                                -------         ------       --------

         Tax expense at federal statutory income tax rate                         33,459         37,280        15,022

         Tax effect of:
            Dividend received deduction                                           (7,350)        (9,572)       (9,085)
            Losses of foreign subsidiary                                             889            883           880

            Meals and entertainment                                                  841            664           487

            State income taxes                                                      (524)         1,071           673
            Other                                                                  3,464             18           177
                                                                                 --------     ----------     ---------

         Income tax expense                                                     $ 30,779       $ 30,344       $ 8,154
                                                                                ========       ========       =======

7.       COST ALLOCATION AGREEMENTS WITH AFFILIATES

         Certain  operating  costs  (including  personnel,  rental of office space,  furniture,  and equipment) have been charged to the Company at cost by American Skandia Information  Services and Technology  Corporation  ("ASIST"),
         an affiliated  company.  The Company has also charged  operating  costs to ASISI.  The total cost to the Company for these items was  $13,974,000,  $11,136,000,  and $7,722,000 for the years ended December 31, 2000,  1999 and
         1998,  respectively.  Income received for these items was  $11,186,000,  $3,919,000 and $1,355,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         Beginning in 1999, the Company was reimbursed by ASM for certain  distribution related costs associated with the sales of business  through an  investment  firm where ASM serves as an  introducing  broker  dealer.  Under this agreement,  the expenses  reimbursed  were  $5,842,000  and $1,441,000 for the years ended December 31, 2000 and
         1999. As of December 31, 2000 and 1999,  amounts  receivable  under this  agreement  were $492,000 and $245,000, respectively.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT

         In a series of  transactions  with ASI,  the  Company  transferred  certain  rights to receive  future  fees and contract  charges  expected  to be  realized  on variable  portions  of  designated  blocks of deferred  annuity contracts.

         The proceeds from the transfers  have been  recorded as a liability and are being  amortized  over the remaining surrender  charge period of the designated  contracts  using the interest  method.  The Company did not transfer the right to receive future fees and charges after the expiration of the surrender charge period.

         In connection with these transactions,  ASI issued collateralized notes in private placements, which are secured by the rights to receive future fees and charges purchased from the Company.

         Under the terms of the  Purchase  Agreements,  the rights  transferred  provide for ASI to receive a  percentage
         (60%, 80% or 100% depending on the underlying  commission  option) of future  mortality and expense  charges and contingent  deferred  sales charges,  after  reinsurance,  expected to be realized over the remaining  surrender charge period of the designated contracts (6 to 8 years).

         Payments  representing  fees and charges in the aggregate amount of  $219,454,000,  $131,420,000 and $69,226,000 were made by the Company to the Parent for the years  ended  December  31,  2000,  1999 and 1998,  respectively.
         Related  interest  expense of  $70,667,000,  $52,840,000  and  $22,978,000 has been included in the statement of income for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Commissioner of the State of Connecticut has approved the transfer of future fees and charges;  however,  in the event that the Company becomes subject to an order of liquidation or  rehabilitation,  the  Commissioner has the ability to stop the payments due to the Parent under the  Purchase  Agreement  subject to certain  terms and conditions.

         The present values of the transactions as of the respective effective date were as follows:

                              Closing      Effective          Contract Issue         Discount       Present
           Transaction         Date           Date                Period               Rate          Value
           -----------         ----           ----                ------               ----          -----

             1996-1           12/16/96         9/1/96        1/1/94  -   6/30/96       7.5%           $50,221
             1997-1            7/23/97         6/1/97        3/1/96  -   4/30/97       7.5%            58,767
             1997-2           12/30/97        12/1/97        5/1/95  -  12/31/96       7.5%            77,552
             1997-3           12/30/97        12/1/97        5/1/96  -  10/31/97       7.5%            58,193
             1998-1            6/30/98         6/1/98        1/1/97  -   5/31/98       7.5%            61,180
             1998-2           11/10/98        10/1/98        5/1/97  -   8/31/98       7.0%            68,573
             1998-3           12/30/98        12/1/98        7/1/96  -  10/31/98       7.0%            40,128
             1999-1            6/23/99         6/1/99        4/1/94  -   4/30/99       7.5%           120,632
             1999-2           12/14/99        10/1/99       11/1/98  -   7/31/99       7.5%           145,078
             2000-1            3/22/00         2/1/00        8/1/99  -   1/31/00       7.5%           169,459
             2000-2            7/18/00         6/1/00        2/1/00  -   4/30/00       7.25%           92,399
             2000-3           12/28/00        12/1/00        5/1/00  -  10/31/00       7.25%          107,291
             2000-4           12/28/00        12/1/00        1/1/98  -  10/31/00       7.25%          107,139

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT (continued)

         Expected payments of future fees payable to ASI as of December 31, 2000 are as follows:

                                                     Year Ended
               (in thousands)                        December 31,                          Amount
                                                     ------------                          ------

                                                         2001                             $164,892
                                                         2002                              169,511
                                                         2003                              165,626
                                                         2004                              151,516
                                                         2005                              128,053
                                                         2006 and thereafter               154,812
                                                                                           -------

                                                        Total                             $934,410
                                                                                          ========

9.       LEASES

         The Company  leases office space under a lease  agreement  established in 1989 with ASIST.  The Company  entered into a lease agreement for office space in Westminster,  Colorado,  effective January 1, 2001. Lease expense for
         2000, 1999 and 1998 was $6,593,000,  $5,003,000 and $3,588,000  respectively.  Future minimum lease payments per year and in aggregate as of December 31, 2000 are as follows:

                 (in thousands)          2001                              $6,487
                                         2002                               8,032
                                         2003                               8,098
                                         2004                               8,209
                                         2005                               8,756
                                         2006 and thereafter               51,922
                                                                       -----------

                                         Total                            $91,504
                                                                       ===========

10.      RESTRICTED ASSETS

         To comply with certain state insurance  departments'  requirements,  the Company maintains cash, bonds and notes on deposit with various  states.  The carrying value of these deposits  amounted to $4,636,000 and $4,868,000 as of December 31, 2000,  and 1999,  respectively.  These deposits are required to be maintained for the protection of contractowners within the individual states.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

11.      RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Statutory  basis  shareholder's  equity  was  $342,804,000  and  $286,385,000  at  December  31,  2000 and 1999,
         respectively.

         The statutory  basis net income for the year ended December 31, 2000 was  $11,550,000,  as compared to losses of
         $17,672,000 and $13,152,000 for the years ended December 31, 1999 and 1998, respectively.

         Under various state  insurance  laws, the maximum amount of dividends that can be paid to  shareholders  without prior approval of the state insurance  department is subject to restrictions  relating to statutory  surplus and net gain from operations.  At December 31, 2000, no amounts may be distributed without prior approval.

         On November 8, 1999,  the Board of  Directors  authorized  the Company to increase  the par value of its capital stock from $80 per share to $100 per share in order to comply  with  minimum  capital  levels as required by the
         California  Department  of  Insurance.  This  transaction  resulted in a  corresponding  decrease in paid in and contributed surplus of $500,000 and had no effect on capital and surplus.

12.      STATUTORY ACCOUNTING PRACTICES

         The National  Association of Insurance  Commissioners  ("NAIC") revised the Accounting  Practices and Procedures
         Manual in a process  referred to as  Codification.  The State of  Connecticut  has adopted the provisions of the revised manual,  which is effective January 1, 2001. The revised manual has changed, to some extent,  prescribed statutory  accounting  practices and will result in changes to the accounting practices that the Company uses to prepare its  statutory-basis  financial  statements.  The  adoption of the revised  accounting  practices is not expected to have a material adverse effect on the Company's statutory-basis capital and surplus.

13.      EMPLOYEE BENEFITS

         The Company has a 401(k) plan for which  substantially all employees are eligible.  Under this plan, the Company contributes 3% of salary for all  participating  employees and matches employee  contributions at a 50% level up to an additional  3% Company  contribution.  Company  contributions  to this plan on behalf of the  participants were $3,734,000, $3,164,000 and $2,115,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Company has a deferred  compensation  plan,  which is available to the internal  field  marketing  staff and certain officers.  Company contributions to this plan on behalf of the participants were $399,000,  $193,000 and
         $342,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Company and certain  affiliates  cooperatively  have a  long-term  incentive  program  under which units are awarded to  executive  officers  and other  personnel.  The Company and  certain  affiliates  also have a profit sharing program which benefits all employees below the officer level.  These programs  consist of multiple plans with new plans  instituted  each year.  Generally,  participants  must  remain  employed  by the  Company or its affiliates at the time such units are payable in order to receive any payments  under the programs.  The accrued liability  representing  the value of these units was  $31,632,000  and  $42,619,000 as of December 31, 2000 and
         1999,  respectively.  Payments  under these programs were  $13,542,000,  $4,079,000 and $2,407,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                 (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

14.      REINSURANCE

         The effect of reinsurance for the years ended December 31, 2000, 1999 and 1998 is as follows:

         (in thousands)                                       2000
                                                              ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $477,802                      $45,784                      $13,607
        Ceded                             (53,224)                        (766)                      (4,561)
                                         --------                       ------                      -------
        Net                              $424,578                      $45,018                      $ 9,046
                                         ========                      =======                      =======

                                                           1999
                                                           ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $326,670                       $4,151                      ($1,382)
        Ceded                             (36,681)                      (1,073)                        (257)
                                         --------                      -------                        -----
        Net                              $289,989                       $3,078                      ($1,639)
                                         ========                       ======                      ========

                                                           1998
                                                           ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $215,425                       $ 691                       ($8,921)
        Ceded                             (29,214)                        362                            (9)
                                         --------                         ---                      ---------
        Net                              $186,211                      $1,053                       ($8,930)
                                         ========                      ======                       ========

         In December 2000, the Company entered into a modified  coinsurance  agreement with SICL effective  January 1996.
         During 2000, ceded premiums received net of commission  expenses and reserve  adjustments were  $10,360,000.  At
         December 31, 2000, $6,109,000 was payable to SICL under this agreement.

         Such ceded  reinsurance  does not relieve the Company of its obligations to  policyholders.  The Company remains liable to its  policyholders  for the  portion  reinsured  to the extent  that any  reinsurer  does not meet its obligations assumed under the reinsurance agreements.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

15.      SURPLUS NOTES

The Company has issued surplus notes to its Parent in exchange for cash.  Surplus notes outstanding as of December 31, 2000 and 1999 were as follows:

              (in thousands)
                                                                                            Interest for the
         ---------------------------------
                                            Interest       2000         1999           Years Ended December 31,
         ---------------------------------
                 Issue Date                   Rate        Amount       Amount         2000       1999        1998
                 ----------                   ----        ------       ------         ----       ----        ----
         ---------------------------------

         ---------------------------------
         December 29, 1993                   6.84%              -               -           -           -       1,387

         ---------------------------------
         February 18, 1994                   7.28%                         10,000         732         738         738
                                                      -
         ---------------------------------
         March 28, 1994                      7.90%                         10,000         794         801         801
                                                      -
         ---------------------------------
         September 30, 1994                  9.13%          15,000         15,000       1,392       1,389       1,389
         ---------------------------------
         December 28, 1994                   9.78%                              -           -       1,308       1,388
                                                           -
         ---------------------------------
         December 19, 1995                   7.52%          10,000         10,000         765         762         762
         ---------------------------------
         December 20, 1995                   7.49%          15,000         15,000       1,142       1,139       1,139
         ---------------------------------
         December 22, 1995                   7.47%           9,000          9,000         684         682         682
         ---------------------------------
         June 28, 1996                       8.41%          40,000         40,000       3,420       3,411       3,411
         ---------------------------------
         December 30, 1996                   8.03%          70,000         70,000       5,715       5,698       5,699
                                                      ---   ------  ---    ------ ---   ----- ---   ----- ---   -----
         ---------------------------------

         Total                                            $159,000       $179,000     $14,644     $15,928     $17,396
                                                          ========       ========     =======     =======     =======
         ---------------------------------

         Surplus notes for  $10,000,000  dated February 18, 1994 and  $10,000,000  dated March 28, 1994 were converted to additional  paid-in  capital on December 27, 2000. A surplus note for  $14,000,000  dated  December 28, 1994 was converted to  additional  paid-in  capital on December 10, 1999.  All surplus  notes mature seven years from the issue date.

         Payment of interest  and  repayment of principal  for these notes is subject to certain  conditions  and require approval by the Insurance  Commissioner of the State of Connecticut.  At December 31, 2000 and 1999, $15,816,000
         and  $14,372,000,  respectively,  of accrued  interest on surplus notes was not approved for payment under these criteria.

16.      SHORT-TERM BORROWING

         The  Company  had a  $10,000,000  short-term  loan  payable to ASI at  December  31,  2000 and 1999 as part of a revolving  loan  agreement.  The loan has an  interest  rate of 7.13% and matures on March 12,  2001.  The total interest  expense to the Company was $687,000,  $585,000 and $622,000 and for the years ended December 31, 2000,
         1999 and 1998,  respectively.  Accrued  interest  payable was  $222,000 and $197,000 as of December 31, 2000 and
         1999, respectively.

17.      CONTRACT WITHDRAWAL PROVISIONS

         Approximately  99% of the Company's  separate  account  liabilities are subject to  discretionary  withdrawal by contractowners  at market value or with market value  adjustment.  Separate  account assets which are carried at fair value are adequate to pay such withdrawals  which are generally  subject to surrender  charges ranging from
         10% to 1% for contracts held less than 10 years.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

18.      SEGMENT REPORTING

         In recent years, in order to complete the array of products  offered by the Company and its affiliates to meet a wide variety of financial planning,  the Company developed the variable life insurance and qualified  retirement plan annuity  products.  Assets under  management and sales for the products other than variable  annuities have not been  significant  enough to warrant full segment  disclosures as required by SFAS 131,  "Disclosures  about
         Segments of an Enterprise and Related Information."

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

19.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes information with respect to the operations of the Company on a quarterly basis:

        (in thousands)                                                       Three months Ended

                                                            March 31     June 30      September 30     December 31
                                                            --------     -------      ------------     -----------
        2000
        Premiums and other insurance
           revenues                                        $137,255       $139,317           $147,923         $136,159
        Net investment income                                 2,876          3,628              4,186              966

        Net realized capital gains (losses)                     729         (1,436)              (858)             877
                                                            -------        -------             -----           -------
        Total revenues                                      140,860         141,509            151,251         138,002
        Benefits and expenses                               106,641         121,356            137,514         110,515
                                                            -------        --------           --------         -------
        Pre-tax net income                                   34,219          20,153             13,737          27,487

        Income taxes                                         10,038           5,225              3,167          12,349
                                                             ------         ---------          ------          ------

        Net income                                          $24,181         $14,928            $10,570         $15,138
                                                            =======         =======            =======         =======

        1999
        Premiums and other insurance
           revenues                                          $78,509         $88,435           $97,955        $111,443
        Net investment income                                  2,654           2,842             2,735           2,210

        Net realized capital gains                               295              25               206              52
                                                             -------       ---------           -------       ---------

        Total revenues                                        81,458          91,302           100,896         113,705
        Benefits and expenses                                 64,204          67,803            71,597          77,244
                                                              ------        ---------          -------          ------

        Pre-tax net income                                    17,254           23,499           29,299          36,461

        Income taxes                                           3,844            7,142            7,898          11,460
                                                              ------           ------        ----------         -------

        Net income                                          $ 13,410        $ 16,357          $ 21,401        $ 25,001
                                                            ========        ========          ========        ========

        1998
        Premiums and other insurance
           revenues                                          $50,593        $57,946             $62,445        $67,327
        Net investment income                                  3,262          2,410               2,469          2,989

        Net realized capital gains (losses)                      156             13                 (46)           (24)
                                                             -------        --------             -------       --------

        Total revenues                                        54,011         60,369              64,868         70,292
        Benefits and expenses                                 46,764         42,220              48,471         69,164
                                                              ------         ------              -------        -------
        Pre-tax net income                                     7,247         18,149              16,397          1,128
        Income taxes                                           1,175          4,174               2,223            582
                                                               -----          -----              ------        -------

        Net income                                            $6,072        $13,975             $14,174       $    546
                                                              ======        =======             =======        ========

                       APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B

The Unit Prices and number of Units in the  Sub-accounts  that  commenced  operations  prior to January 1, 2001 are shown below. All or some of these  Sub-accounts  were available during the periods shown as investment  options for other variable  annuities we offer pursuant to different  prospectuses.  The Insurance  Charge assessed against the
Sub-accounts  under the terms of those other variable  annuities are the same as the charges  assessed against such
Sub-accounts under the Annuity offered pursuant to this Prospectus.

         Unit  Prices And  Numbers  Of Units:  The  following  table  shows:  (a) the Unit  Price,  as of the dates shown,  for Units in each of the Class 1  Sub-accounts  of Separate  Account B that commenced  operations  prior to
January 1, 2001 and are being  offered  pursuant to this  Prospectus  or which we offer  pursuant to certain  other prospectuses;  and (b) the number of Units  outstanding in each such  Sub-account  as of the dates shown.  The year in which  operations  commenced  in each such  Sub-account  is noted in  parentheses.  To the extent a  Sub-account commenced  operations  during a particular  calendar year, the Unit Price as of the end of the period reflects only the partial year results from the  commencement  of operations  until  December 31st of the  applicable  year.  The portfolios in which a particular  Sub-account  invests may or may not have commenced  operations  prior to the date such Sub-account commenced operations.  The initial offering price for each Sub-account was $10.00.

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
-----------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Founders
Passport (1)
(1994)
Unit Price                    $16.12       23.45      12.54      11.46      11.39       10.23          -          -         -        -
Number of Units           16,245,805   8,818,599  9,207,623  9,988,104  9,922,698   2,601,283          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Scudder Japan (2)
(2000)
Unit Price                     $8.25           -          -          -          -           -          -          -         -        -
Number of Units               84,394           -          -          -          -           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST AIM
International Equity
(3)
(1989)                        $31.88       43.99      27.18      22.95      19.70       18.23      16.80      16.60     12.37    13.69
Unit Price                19,112,622  16,903,883 17,748,560 17,534,233 17,220,688  14,393,137 14,043,215  9,063,464 1,948,773 1,092,902
Number of Units
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
International Growth
(1997)
Unit Price                    $17.92       21.66      13.30      11.35          -           -          -          -         -        -
Number of Units           17,007,352   6,855,601  5,670,336  2,857,188          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Global
Equity
(1999)
Unit Price                    $10.08       11.01          -          -          -           -          -          -         -        -
Number of Units            2,803,013     116,756          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Janus Small-Cap
Growth (5)
(1994)
Unit Price                    $21.51       42.08      17.64      17.28      16.54       13.97      10.69          -         -        -
Number of Units           25,535,093  32,134,969 15,003,001 14,662,728 12,282,211   6,076,373  2,575,105          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Scudder Small-
Cap Growth (6)
(1999)
Unit Price                    $11.98       15.37          -          -          -           -          -          -         -        -
Number of Units           63,621,279  53,349,003          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
------------------------------------------------------------------------------------------------------------------------------
AST Federated
Aggressive Growth (2)
(2000)
Unit Price                     $9.08           -          -          -          -           -          -          -         -        -
Number of Units              196,575           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs
Small-Cap Value (7)
(1998)
Unit Price                    $13.95       10.57       9.85          -          -           -          -          -         -        -
Number of Units           15,193,053   6,597,544  4,081,870          -          -           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Gabelli Small-Cap
Value (8)
(1997)
Unit Price                    $13.35       11.11      11.20      12.70          -           -          -          -         -        -
Number of Units           23,298,524  21,340,168 24,700,211 14,612,510          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Janus Mid-Cap
Growth (9)
(2000)
Unit Price                     $6.58           -          -          -          -           -          -          -         -        -
Number of Units            9,426,102           -          -          -          -           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Neuberger
Berman
Mid-Cap Growth (10)
(1994)
Unit Price                    $25.90       28.58      19.15      16.10      13.99       12.20       9.94          -         -        -
Number of Units           26,517,850  13,460,525 13,389,289 11,293,799  9,563,858   3,658,836    301,267          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Neuberger
Berman
Mid-Cap Value (11)
(1993)
Unit Price                    $21.09       16.78      16.10      16.72      13.41       12.20       9.81      10.69         -        -
Number of Units           44,558,699  37,864,586 16,410,121 11,745,440  9,062,152   8,642,186  7,177,232  5,390,887         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Alger All-Cap
Growth
(2000)
Unit Price                     $6.74           -          -          -          -           -          -          -         -        -
Number of Units           28,229,631           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Gabelli All-Cap
Value (2)
(2000)
Unit Price                    $10.06           -          -          -          -           -          -          -         -        -
Number of Units            1,273,094           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Kinetics
Internet (2)
(2000)
Unit Price                     $8.01           -          -          -          -           -          -          -         -        -
Number of Units              116,363           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Natural Resources
(1995)
Unit Price                    $19.86       15.88      12.57      14.46      14.19       11.01          -          -         -        -
Number of Units            6,520,983   6,201,327  5,697,453  7,550,076  6,061,852     808,605          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Alliance
Growth (12)
(1996)
Unit Price                    $17.38       20.44      15.48      12.33      10.89           -          -          -         -        -
Number of Units           25,796,792  17,059,819 19,009,242 18,736,994  4,324,161           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Growth
(1999)
Unit Price                    $10.38       11.27          -          -          -           -          -          -         -        -
Number of Units            7,515,486     409,467          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Marsico Capital
Growth
(1997)
Unit Price                    $17.81       21.06      14.00      10.03          -           -          -          -         -        -
Number of Units           94,627,691  78,684,943 40,757,449    714,309          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST JanCap Growth
(1992)
Unit Price                    $41.14       60.44      39.54      23.83      18.79       14.85      10.91      11.59     10.51        -
Number of Units           99,250,773  94,850,623 80,631,598 62,486,302 46,779,164  28,662,737 22,354,170 13,603,637 1,476,139        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Janus Strategic
Value (2)
(2000)
Unit Price                     $9.82           -          -          -          -           -          -          -         -        -
Number of Units              586,058           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Cohen & Steers
Realty
(1998)
Unit Price                    $10.39        8.35       8.28          -          -           -          -          -         -        -
Number of Units           11,891,188   6,224,365  3,771,461          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Sanford Bernstein
Managed Index 500 (13)
(1998)
Unit Price                    $13.55       15.08      12.61          -          -           -          -          -         -        -
Number of Units           48,835,089  39,825,951 22,421,754          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
Income & Growth (14)
(1997)
Unit Price                    $14.24       16.19      13.35      12.06          -           -          -          -         -        -
Number of Units           32,388,202  21,361,995 13,845,190  9,523,815          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Alliance Growth
and Income (15)
(1992)
Unit Price                    $28.72       27.60      24.11      21.74      17.79       15.22      11.98      11.88     10.60        -
Number of Units           53,536,296  52,766,579 47,979,349 42,197,002 28,937,085  18,411,759  7,479,449  4,058,228   956,949        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Growth with
Income
(1999)
Unit Price                    $10.36       10.49          -          -          -           -          -          -         -        -
Number of Units            6,937,627     741,323          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST INVESCO Equity
Income
(1994)
Unit Price                    $22.01       21.31      19.34      17.31      14.23       12.33       9.61          -         -        -
Number of Units           50,171,495  46,660,160 40,994,187 33,420,274 23,592,226  13,883,712  6,633,333          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST AIM Balanced (16)
(1993)
Unit Price                    $19.98       21.19      17.78      15.98      13.70       12.49      10.34      10.47         -        -
Number of Units           30,290,413  23,102,272 22,634,344 22,109,373 20,691,852  20,163,848 13,986,604  8,743,758         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
Strategic Balanced
(1997)
Unit Price                    $14.23       14.90      13.37      11.18          -           -          -          -         -        -
Number of Units           14,498,180  13,944,535  6,714,065  2,560,866          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Asset Allocation
(1994)
Unit Price                    $19.33       19.70      18.12      15.53      13.30       11.92       9.80          -         -        -
Number of Units           19,704,198  22,002,028 18,469,315 13,524,781  8,863,840   4,868,956  2,320,063          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Global Bond (17)
(1994)
Unit Price                    $10.49       10.69      11.82      10.45      10.98       10.51       9.59          -         -        -
Number of Units           11,219,503  12,533,037 12,007,692 12,089,872  8,667,712   4,186,695  1,562,364          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Federated High
Yield
(1994)
Unit Price                    $12.80       14.38      14.30      14.13      12.62       11.27       9.56          -         -        -
Number of Units           36,914,825  41,588,401 40,170,144 29,663,242 15,460,522   6,915,158  2,106,791          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Lord Abbett
Bond-Debenture (2)
(2000)
Unit Price                    $10.12           -          -          -          -           -          -          -         -        -
Number of Units              650,253           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST PIMCO Total
Return Bond
(1994)
Unit Price                    $14.40       13.09      13.43      12.44      11.48       11.26       9.61          -         -        -
Number of Units           82,545,240  73,530,507 64,224,618 44,098,036 29,921,643  19,061,840  4,577,708          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST PIMCO Limited
Maturity Bond
(1995)
Unit Price                    $12.79       11.96      11.73      11.26      10.62       10.37          -          -         -        -
Number of Units           31,046,956  32,560,943 28,863,932 25,008,310 18,894,375  15,058,644          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
AST Money Market
(1992)
Unit Price                    $12.94       12.38      12.00      11.57      11.16       10.77      10.35      10.12     10.01        -
Number of Units          172,493,206 187,609,708 75,855,442 66,869,998 42,435,169  30,564,442 27,491,389 11,422,783   457,872        -

The Montgomery
Variable Series - MV
Emerging Markets
(1996)
Unit Price                     $7.09       10.06       6.19      10.05      10.25           -          -          -         -        -
Number of Units           12,899,472  12,060,036 10,534,383 10,371,104  2,360,940           -          -          -         -        -

Wells Fargo Variable
Trust - Equity Income
(1999)
Unit Price                    $10.05        9.96          -          -          -           -          -          -         -        -
Number of Units              502,986     136,006          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Variable
Trust - Equity Value
(1998)
Unit Price                     $9.56        9.17       9.53         -           -          -          -           -         -        -
Number of Units            4,442,888   2,826,839  1,148,849         -           -          -          -           -         -        -

INVESCO VIF -
Technology
(1999)
Unit Price                    $12.48       16.52          -          -          -           -          -          -         -        -
Number of Units           29,491,113   4,622,242          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Health Sciences
(1999)
Unit Price                    $14.59       11.34          -          -          -           -          -          -         -        -
Number of Units           19,381,405     786,518          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Financial Services
(1999)
Unit Price                    $14.04       11.41          -          -          -           -          -          -         -        -
Number of Units           14,091,636     759,104          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Telecommunications
(1999)
Unit Price                    $11.05       15.17          -          -          -           -          -          -         -        -
Number of Units           17,856,118   4,184,526          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Dynamics
(1999)
Unit Price                    $13.23       13.91          -          -          -           -          -          -         -        -
Number of Units           11,409,827   2,022,585          -          -          -           -          -          -         -        -

---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA -  Global
Leaders
(1999)
Unit Price                    $10.55       11.72          -          -          -           -          -          -         -        -
Number of Units              887,758      23,101          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA - Omega
(2000)
Unit Price                     $7.98           -          -          -          -           -          -          -         -        -
Number of Units            1,637,475           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA -
Special Equity
(1999)
Unit Price                    $11.01       12.19          -          -          -           -          -          -         -        -
Number of Units            1,731,145     152,342          -          -          -           -          -          -         -        -

ProFund VP -
Europe 30
(1999)
Unit Price                    $10.52       12.24          -          -          -           -          -          -         -        -
Number of Units            2,327,562     273,963          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
ProFund VP -
UltraSmall-Cap (18)
(1999)
Unit Price                     $9.18       11.96          -          -          -           -          -          -         -        -
Number of Units            3,258,574     813,904          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
ProFund VP -
UltraOTC
(1999)
Unit Price                     $6.19       23.58          -          -          -           -          -          -         -        -
Number of Units           17,597,528   2,906,024          -          -          -           -          -          -         -        -

First Trust(R)10
Uncommon Values (19)
(2000)
Unit Price                     $7.43           -          -          -          -           -          -          -         -        -
Number of Units            2,690,435           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

1.       Effective October 15, 1996,  Founders Asset Management,  Inc. became  Sub-advisor of the Portfolio.  Prior to October 15, 1996,  Seligman  Henderson Co. served as  Sub-advisor of the  Portfolio,  then named  "Seligman
     Henderson International Small Cap Portfolio."
2.       These Portfolios were first offered as Sub-accounts on October 23, 2000.
3.       Effective  May 3, 1999, A I M Capital  Management,  Inc.  became  Sub-advisor  of the  Portfolio.  Between
     October 15, 1996 and May 3, 1999, Putnam Investment  Management,  Inc. served as Sub-advisor of the Portfolio, then named "AST Putnam  International  Equity."  Prior to October 15, 1996,  Seligman  Henderson Co. served as
     Sub-advisor of the Portfolio, then named "Seligman Henderson International Equity Portfolio."
4.       Effective  May  1,  2000,  American  Century  Investment  Management,   Inc.  became  Sub-advisor  of  the
     Portfolio.  Prior to May 1,  2000,  Rowe  Price-Fleming  International,  Inc.  served  as  Sub-advisor  of the
     Portfolio, then named "AST T. Rowe Price International Equity Portfolio."
5.       Effective  December 31, 1998,  Janus Capital  Corporation  became  Sub-advisor of the Portfolio.  Prior to
     December  31,  1998,  Founders  Asset  Management,  LLC served as  Sub-advisor  of the  Portfolio,  then named
     "Founders Capital Appreciation Portfolio."
6.       Effective  May  1,  2001,  the  name  of the  portfolio  changed  to the  "AST  Scudder  Small-Cap  Growth
     Portfolio".  Prior to May 1, 2001 the Portfolio was named "AST Kemper Small-Cap Growth Portfolio."
7.       Effective May 1, 2001,  Goldman Sachs Asset Management became  Sub-advisor of the Portfolio.  Prior to May
     1, 2001,  Lord,  Abbett & Co. served as Sub-advisor  of the  Portfolio,  then named "AST Lord Abbett Small Cap
     Value."
8.       Effective October 23, 2000, GAMCO Investors,  Inc. became  Sub-advisor of the Portfolio.  Prior to October
     23, 2000, T. Rowe Price  Associates,  Inc.  served as Sub-advisor  of the  Portfolio,  then named "AST T. Rowe
     Price Small Company Value Portfolio."
9.       This Portfolio was first offered as a Sub-account on May 1, 2000.
10.      Effective May 1, 1998,  Neuberger Berman Management,  Inc. became  Sub-advisor of the Portfolio.  Prior to
     May 1, 1998,  Berger  Associates,  Inc.  served as Sub-advisor of the  Portfolio,  then named "Berger  Capital
     Growth Portfolio."
11.      Effective May 1, 1998,  Neuberger Berman Management,  Inc. became  Sub-advisor of the Portfolio.  Prior to
     May 1, 1998,  Federated  Investment  Counseling served as Sub-advisor of the Portfolio,  then named "Federated
     Utility Income Portfolio."
12.      Effective May 1, 2000,  Alliance Capital  Management,  L.P. became  Sub-advisor of the Portfolio.  Between
     December 31, 1998 and May 1, 2000,  OppenheimerFunds,  Inc. served as Sub-advisor of the Portfolio, then named
     "AST  Oppenheimer  Large-Cap  Growth  Portfolio."  Prior to December 31, 1998,  Robertson,  Stephens & Company
     Investment  Management,  L.P. served as Sub-advisor of the Portfolio,  then named "Robertson  Stephens Value +
     Growth Portfolio."
13.      Effective May 1, 2000,  Sanford C. Bernstein & Co., Inc.  became  Sub-advisor  of the Portfolio.  Prior to
     May 1, 2000,  Bankers Trust Company  served as  Sub-advisor  of the  Portfolio,  then named "AST Bankers Trust
     Managed Index 500 Portfolio."
14.      Effective  May  3,  1999,  American  Century  Investment  Management,   Inc.  became  Sub-advisor  of  the
     Portfolio.  Between  October  15,  1996  and  May 3,  1999,  Putnam  Investment  Management,  Inc.  served  as
     Sub-advisor of the Portfolio, then named "AST Putnam Value Growth & Income."
15.      Effective May 1, 2000,  Alliance Capital  Management,  L.P. became Sub-advisor of the Portfolio.  Prior to
     May 1, 2000,  Lord,  Abbett & Co. served as Sub-advisor  of the Portfolio,  then named "AST Lord Abbett Growth and Income Portfolio."
16.      Effective  May 3, 1999, A I M Capital  Management,  Inc.  became  Sub-advisor  of the  Portfolio.  Between
     October 15, 1996 and May 3, 1999, Putnam Investment  Management,  Inc. served as Sub-advisor of the Portfolio, then named "AST Putnam  Balanced."  Prior to October 15, 1996,  Phoenix  Investment  Counsel,  Inc.  served as
     Sub-advisor of the Portfolio, then named "AST Phoenix Balanced Asset Portfolio."
17.      Effective  August 8,  2000,  T. Rowe  Price  International,  Inc.  became  Sub-advisor  of the  Portfolio.
     Effective  May 1,  2000,  the name of the  Portfolio  was  changed  to the "AST T. Rowe  Price  Global  Bond".
     Effective May 1, 1996, Rowe Price-Fleming  International,  Inc. became Sub-advisor of the Portfolio.  Prior to
     May 1, 1996,  Scudder,  Stevens & Clark, Inc. served as Sub-advisor of the Portfolio,  then named "AST Scudder
     International Bond Portfolio."
18.      Prior to May 1, 2000, ProFund VP UltraSmall-Cap was named "ProFund VP Small Cap" and sought daily investment results that corresponded to the performance of the Russell 2000(R)Index.
19.      This Portfolio was first offered as a Sub-account on July 3, 2000.

                                APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS

Examples of Enhanced Beneficiary Protection Optional Death Benefit Calculation
The following are examples of how the Enhanced  Beneficiary  Protection Optional Death Benefit is calculated.  Each example  assumes that a $50,000  initial  Purchase  Payment is made and that no  withdrawals  are made prior to the
Owner's  death.  Each example  assumes that there is one Owner who is age 50 on the Issue Date and that all Account
Value is maintained in the variable investment options.

NOTE:  The  examples  below do not include  Credits  which may be  recovered  by  American  Skandia  under  certain circumstances.

Example with market increase
Assume that the Owner's  Account  Value has been  increasing  due to positive  market  performance.  On the date we receive  due proof of death,  the Account  Value is $75,000.  The basic  Death  Benefit is  calculated  as Purchase
Payments minus  proportional  withdrawals,  or Account  Value,  which ever is greater.  Therefore,  the basic Death
Benefit is equal to $75,000.  The Enhanced  Beneficiary  Protection  Optional  Death Benefit is equal to the amount payable under the basic Death  Benefit  ($75,000)  PLUS 50% of the "Death  Benefit  Amount" less Purchase  Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $75,000
         Basic Death Benefit =      $75,000
         Death Benefit Amount =     $75,000 - $50,000 = $25,000

         Amount Payable Under Enhanced Beneficiary Protection Optional Death Benefit =  $75,000    +    $12,500   =
$87,500

Examples with market decline
Assume that the Owner's  Account Value has been  decreasing due to declines in market  performance.  On the date we receive  due proof of death,  the Account  Value is $45,000.  The basic  Death  Benefit is  calculated  as Purchase
Payments minus  proportional  withdrawals,  or Account  Value,  which ever is greater.  Therefore,  the basic Death
Benefit is equal to $50,000.  The Enhanced  Beneficiary  Protection  Optional  Death Benefit is equal to the amount payable under the basic Death  Benefit  ($50,000)  PLUS 50% of the "Death  Benefit  Amount" less Purchase  Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $40,000
         Basic Death Benefit =      $50,000
         Death Benefit Amount =     $50,000 - $50,000 = $0

         Amount Payable Under Enhanced Beneficiary Protection Optional Death Benefit =  $50,000 + $0 = $50,000

         In this  example  you would  receive no  additional  benefit  from  purchasing  the  Enhanced  Beneficiary
         Protection Optional Death Benefit.

Examples of Guaranteed Minimum Death Benefit Calculation
The following are examples of how the  Guaranteed  Minimum Death Benefit is calculated.  Each example  assumes that a $50,000  initial  Purchase  Payment is made and that no  withdrawals  are made prior to the Owner's  death.  Each example  assumes that there is one Owner who is age 50 on the Issue Date and that all Account  Value is  maintained in the variable investment options.

NOTE:  The  examples  below do not include  Credits  which may be  recovered  by  American  Skandia  under  certain circumstances.

Example of market increase
Assume that the Owner's  Account Value has generally been  increasing due to positive  market  performance.  On the date we receive due proof of death,  the  Account  Value is $90,000.  The Highest  Anniversary  Value at the end of
any previous period is $72,000.  The Death Benefit would be the Account Value ($90,000)  because it is greater than the  Highest  Anniversary  Value  ($72,000)  or the sum of  prior  Purchase  Payments  increased  by 5.0%  annually
($73,872.77).

Example of market decrease
Assume that the Owner's  Account  Value  generally  increased  until the fifth  anniversary  but generally has been decreasing  since the fifth contract  anniversary.  On the date we receive due proof of death, the Account Value is
$48,000.  The Highest  Anniversary  Value at the end of any previous period is $54,000.  The Death Benefit would be the sum of prior Purchase Payments increased by 5.0% annually  ($73,872.77)  because it is greater than the Highest
Anniversary Value ($54,000) or the Account Value ($48,000).

Example of market increase followed by decrease
Assume that the Owner's  Account  Value  increased  significantly  during the first six years  following  the Issue
Date. On the sixth  anniversary  date the Account Value is $90,000.  During the seventh  Annuity Year,  the Account
Value increases to as high as $100,000 but then  subsequently  falls to $80,000 on the date we receive due proof of death.  The Death  Benefit  would be the Highest  Anniversary  Value at the end of any previous  period  ($90,000), which occurred on the sixth  anniversary,  although the Account Value was higher during the subsequent  period. The
Account  Value on the date we receive due proof of death  ($80,000) is lower,  as is the sum of all prior  Purchase
Payments increased by 5.0% annually ($73,872.77).

                                APPENDIX D - Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

-------------------------------------------------------------------------------------------------------------------
The life insurance  coverage  provided  under the Plus40(TM)Optional Life Insurance  Rider  ("Plus40(TM)rider" or the
"Rider") is supported by American  Skandia's  general  account and is not subject to, or  registered  as a security under,  either the  Securities  Act of 1933 or the Investment  Company Act of 1940.  Information  about the Plus40(TM)
rider is included as an Appendix to this Prospectus to help you understand the Rider and the  relationship  between the  Rider and the value of your  Annuity.  It is also  included  because  you can elect to pay for the Rider  with taxable  withdrawals from your Annuity.  The staff of the Securities and Exchange  Commission has not reviewed this information.  However,  the information may be subject to certain  generally  applicable  provisions of the Federal securities laws regarding accuracy and completeness.
-------------------------------------------------------------------------------------------------------------------

The income  tax-free life  insurance  payable to your  Beneficiary(ies)  under the Plus40(TM)rider is equal to 40% of the Account  Value of your  Annuity as of the date we receive due proof of death,  subject to certain  adjustments, restrictions and limitations described below.

ELIGIBILITY
The Plus40(TM)rider may be  purchased  as a rider on your  Annuity.  The Rider must cover those  persons  upon whose death the Annuity's death benefit  becomes  payable - the Annuity's owner or owners,  or the Annuitant (in the case of an entity owned  Annuity).  If the Annuity has two Owners,  the Rider's  death benefit is payable upon the first death of such  persons.  If the Annuity is owned by an entity,  the Rider's death benefit is payable upon the death of the Annuitant, even if a Contingent Annuitant is named.

The minimum  allowable  age to purchase the Plus40(TM)rider is 40; the maximum  allowable age is 75. If the Rider is purchased  on two  lives,  both  persons  must meet the age  eligibility  requirements.  The  Plus40(TM)rider is not available to purchasers  who use their Annuity as a funding  vehicle for a Tax Sheltered  Annuity (or 403(b)) or as a funding vehicle for a qualified plan under Section 401 of the Internal Revenue Code ("Code").

ADJUSTMENTS, RESTRICTIONS & LIMITATIONS
|X|      If you die during the first 24 months  following the effective date of the Plus40(TM)rider  (generally,  the
         Issue Date of your  Annuity),  the death benefit will be limited to the amount of any charges paid for the
         Rider  while it was in  effect.  While we will  return the  charges  you have paid  during the  applicable period as the death benefit,  your  Beneficiary(ies)  will receive no additional  life  insurance  benefit
                                                                               ----------
         from the Plus40(TM)rider if you die within 24 months of its effective date.

|X|      If you make a Purchase  Payment  within 24 months  prior to the date of death,  the Account  Value used to determine the amount of the death benefit will be reduced by the amount of such  Purchase  Payment(s).  If we reduce the death benefit  payable under the Plus40(TM)rider based on this  provision,  we will return 50%
         of any charges paid for the Rider based on those  Purchase  Payments as an additional  amount  included in the death benefit under the Rider.

|X|      If we apply  Credits to your  Annuity  based on  Purchase  Payments,  such  Credits are treated as Account
         Value for  purposes of  determining  the death  benefit  payable  under the  Plus40(TM)rider.  However,  if
         Credits were applied to Purchase  Payments  made within 24 months prior to the date of death,  the Account
         Value used to determine  the amount of the death  benefit  will be reduced by the amount of such  Credits.
         If we reduce the death benefit  payable under the Plus40(TM)rider based on this  provision,  we will return
         50% of any  charges  paid for the Rider  based on such  Credits as an  additional  amount  included in the death benefit under the Rider.

|X|      If you become  terminally  ill (as  defined  in the  Rider) and elect to receive a portion of the  Plus40(TM)
         rider's death  benefit under the  Accelerated  Death  Benefit  provision,  the amount that will be payable under  the  Rider  upon  your  death  will be  reduced.  Please  refer to the  Accelerated  Death  Benefit provision described below.

|X|      If  charges  for the  Plus40(TM)rider  are due and are  unpaid as of the date the  death  benefit  is being determined, such charges will be deducted from the amount paid to your Beneficiary(ies).

|X|      If the age of any person  covered under the Plus40(TM)rider is misstated,  we will adjust any coverage under the Rider to conform to the facts.  For  example,  if, due to the  misstatement,  we  overcharged  you for coverage  under  the  Rider,  we will  add any  additional  charges  paid to the  amount  payable  to your
         Beneficiary(ies).  If, due to the  misstatement,  we  undercharged  you for coverage  under the Rider,  we will reduce the death  benefit in  proportion  to the  charges  not paid as  compared to the charges  that would have been paid had there been no misstatement.

|X|

     On or after an Owner reaches the expiry date of the Rider (the  anniversary of the Annuity's  Issue Date on or immediately  after the 95th  birthday),  coverage  will  terminate.  No  charge  will be made for an Owner following  the expiry date.  If there are two Owners,  the expiry date applies  separately  to each Owner;
         therefore, coverage may continue for one Owner and terminate as to the other Owner.

MAXIMUM BENEFIT
The Plus40(TM)rider is subject to a Maximum  Death  Benefit  Amount based on the Purchase  Payments  applied to your
Annuity.  The Plus40(TM)rider may also be subject to a Per Life  Maximum  Benefit  that is based on all amounts paid under any  annuity  contract  we issue to you under  which you have  elected  the  Plus40(TM)rider or  similar  life
      ---
insurance coverage.

|X|      The Maximum  Death Benefit  Amount is 100% of the Purchase  Payments  increasing at 5% per year  following
             ------------------------------
         the date each  Purchase  Payment is applied to the Annuity until the date of death.  If Purchase  Payments are applied to the Annuity  within 24 months prior to the date of death,  the Maximum Death Benefit Amount is decreased by the amount of such Purchase Payments.

|X|      The Per Life Maximum  Benefit  applies to Purchase  Payments  applied to any such annuity  contracts  more
             -------------------------
         than 24 months  from the date of death that exceed  $1,000,000.  If you make  Purchase  Payments in excess of $1,000,000,  we will reduce the aggregate death benefit  payable under all Plus40(TM)riders,  or similar riders  issued  by us,  based on the  combined  amount  of  Purchase  Payments  in  excess  of  $1,000,000 multiplied  by 40%. If the Per Life  Maximum  Benefit  applies,  we will reduce the amount  payable  under each  applicable  Plus40(TM)rider on a pro-rata  basis.  If the Per Life Maximum  Benefit  applies upon your death,  we will return any excess  charges that you paid on the portion of your Account  Value on which no benefit is payable.  The Per Life  Maximum  Benefit  does not limit the amount of Purchase  Payments  that you may apply to your Annuity.

ACCELERATED DEATH BENEFIT PROVISION
If you become  terminally  ill, you may request that a portion of the death benefit payable under the Plus40(TM)rider be prepaid instead of being paid to your  Beneficiary(ies)  upon your death.  Subject to our requirements and where allowed by law, we will make a one time, lump sum payment.  Our requirements  include proof  satisfactory to us, in writing, of terminal illness after the Rider's Effective Date.

The maximum we will pay,  before any reduction,  is the lesser of 50% of the Rider's death benefit or $100,000.  If you elect to  accelerate  payment of a portion of the death  benefit  under the  Plus40(TM)rider,  the amount of the remaining  death benefit is reduced by the prepaid  amount  accumulating  at an  annualized  interest rate of 6.0%.
Eligibility  for an  accelerated  payout of a portion of your Plus40(TM)rider death  benefit may be more  restrictive than any medically-related waiver provision that may be applicable to you under the Annuity.

CHARGES FOR THE PLUS40(TM)RIDER
The Plus40(TM)rider has a current charge and a guaranteed  maximum  charge.  The current charge for the Plus40(TM)rider is based on a  percentage  of your  Account  Value as of the  anniversary  of the Issue Date of your  Annuity.  The applicable  percentages  differ based on the attained  age, last birthday of the Owner(s) or Annuitant (in the case of an entity  owned  Annuity) as of the date the charge is due. We reserve the right to change the current  charge, at any time,  subject to regulatory  approval  where  required.  If there are two Owners,  we calculate the current charge that applies to each Owner  individually  and deduct the combined amount as the charge for the Rider.  There is no charge  based on a person's  life after  coverage  expires as to that  person.  However,  a charge will still apply to the second of two Owners (and  coverage  will  continue  for such Owner) if such Owner has not reached the expiry date.

                                           Attained Age                  Percentage of
                                                                         Account Value
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 40-75                       .80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 76-80                       1.60%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 81-85                       3.20%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 86-90                       4.80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 91                         6.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 92                         7.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 93                         8.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 94                         9.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 95                        10.50%
                                   ------------------------------ ----------------------------

The  charge  for the  Plus40(TM)rider may also be  subject to a  guaranteed  maximum  charge  that will apply if the current charge,  when applied to the Account Value,  exceeds the guaranteed  maximum charge. The guaranteed maximum charge is based on a charge per $1,000 of insurance.

We determine  the charge for the Rider  annually,  in arrears.  We deduct the charge:  (1) upon your death;  (2) on each  anniversary  of the Issue  Date;  (3) on the date  that you  begin  receiving  annuity  payments;  (4) if you surrender your Annuity other than a  medically-related  surrender;  or (5) if you choose to terminate the Rider. If the Rider  terminates for any of the preceding  reasons on a date other than the anniversary of the Annuity's Issue
Date,  the charge  will be  prorated.  During the first year after the  Annuity's  Issue  Date,  the charge will be prorated from the Issue Date. In all  subsequent  years,  the charge will be prorated from the last  anniversary of the Issue Date.

You can elect to pay the annual  charge  through a redemption  from your  Annuity's  Account Value or through funds other than those  within the Annuity.  If you do not elect a method of payment,  we will  automatically  deduct the annual charge from your Annuity's  Account  Value.  The manner in which you elect to pay for the Rider may have tax implications.

|X|      If you elect to pay the charge through a redemption of your Annuity's  Account Value,  the withdrawal will be treated as a taxable  distribution,  and will generally be subject to ordinary income tax on the amount of any investment  gain  withdrawn.  If you are under age 59 1/2, the  distribution  may also be subject to a
         10% penalty on any gain  withdrawn,  in addition to ordinary  income taxes.  We first deduct the amount of the charge  pro-rata  from the  Account  Value in the  variable  investment  options.  We only  deduct the charge  pro-rata  from the Fixed  Allocations  to the extent there is  insufficient  Account  Value in the variable investment options to pay the charge.

|X|      If you elect to pay the charge  through funds other than those from your Annuity,  we require that payment be made  electronically in U.S.  currency through a U.S.  financial  institution.  If you elect to pay the charge  through  electronic  transfer of funds and payment has not been  received  within 31 days from the due date, we will deduct the charge as a redemption from your Annuity, as described above.

TERMINATION
You can  terminate  the  Plus40(TM)rider at any time.  Upon  termination,  you will be  required  to pay a  pro-rata portion of the annual  charge  for the Rider.  The  Plus40(TM)rider will  terminate  automatically  on the date your
Account  Value is applied to begin  receiving  annuity  payments,  on the date you surrender the Annuity or, on the expiry date with respect to such person who reaches the expiry date. We may also  terminate the Plus40(TM)rider,  if necessary,  to comply with our  interpretation  of the Code and applicable  regulations.  Once terminated,  you may not reinstate your coverage under the Plus40(TM)rider.

CHANGES IN ANNUITY DESIGNATIONS
Changes in  ownership  and  annuitant  designations  under the  Annuity  may result in changes in  eligibility  and charges under the Plus40(TM)rider.  These changes may include  termination  of the Rider.  Please refer to the Rider for specific details.

SPOUSAL ASSUMPTION
A spousal  beneficiary  may elect to assume  ownership  of the  Annuity  instead  of  taking  the  Annuity's  Death
Benefit.  However,  regardless  of  whether a spousal  beneficiary  assumes  ownership  of the  Annuity,  the death benefit  under the  Plus40(TM)rider will be paid  despite  the fact that the  Annuity  will  continue.  The  spousal beneficiary  can apply  the death  benefit  proceeds  under the  Plus40(TM)rider to the  Annuity  as a new  Purchase
Payment,  can purchase a new annuity  contract or use the death  benefit  proceeds for any other  purpose.  Certain restrictions  may apply to an Annuity that is used as a qualified  investment.  Spousal  beneficiaries  may also be eligible to purchase the Plus40(TM)rider,  in which case the Annuity's  Account Value,  as of the date the assumption is effective, will be treated as the initial Purchase Payment under applicable provisions of the Rider.

TAX CONSIDERATION
The Plus40(TM)rider was designed to qualify as a life  insurance  contract under the Code. As life  insurance,  under most  circumstances,  the  Beneficiary(ies)  does not pay any Federal income tax on the death benefit payable under the Rider.

If your Annuity is being used as an  Individual  Retirement  Annuity  (IRA),  we consider  the Plus40(TM)rider to be outside of your IRA,  since  premium  for the Rider is paid for either with funds  outside of your  Annuity or with withdrawals previously subject to tax and any applicable tax penalty.

We believe  payments under the  accelerated  payout  provision of the Rider will meet the  requirements of the Code and the regulations in order to qualify as tax-free  payments.  To the extent  permitted by law, we will change our procedures in relation to the Rider,  or the definition of terminally  ill, or any other  applicable  term in order to maintain the tax-free status of any amounts paid out under the accelerated payout provision.

1.

-------------------------------------------------------------------------------------------------
                  PLEASE SEND ME A STATEMENT OF  ADDITIONAL  INFORMATION  THAT  CONTAINS  FURTHER
                  DETAILS ABOUT THE AMERICAN  SKANDIA ANNUITY  DESCRIBED IN PROSPECTUS  ASXT II Four-PROS
                  (01/2002).
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

                              -------------------------------------------------------
                                                 (print your name)

                              -------------------------------------------------------
                                                     (address)

                              -------------------------------------------------------
                                               (city/state/zip code)

Variable Annuity Issued by:                                                                  Variable Annuity Distributed by:

AMERICAN SKANDIA LIFE                                                                                      AMERICAN SKANDIA
ASSURANCE CORPORATION                                                                               MARKETING, INCORPORATED
One Corporate Drive                                                                                     One Corporate Drive
Shelton, Connecticut 06484                                                                       Shelton, Connecticut 06484
Telephone: 1-800-752-6342                                                                           Telephone: 203-926-1888
http://www.americanskandia.com                                                               http://www.americanskandia.com

                                                MAILING ADDRESSES:

                                       AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                   P.O. Box 7040
                                             Bridgeport, CT 06601-7040

                                                   EXPRESS MAIL:
                                       AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                One Corporate Drive
                                                 Shelton, CT 06484

                                                STATEMENT OF ADDITIONAL INFORMATION

The variable  investment  options under the Annuity are issued by AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION  VARIABLE  ACCOUNT B
(CLASS 1 SUB-ACCOUNTS) and AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION.  The variable  investment  options are registered under the
Securities  Act of 1933 and the  Investment  Company Act of 1940.  The fixed  investment  options  ("Fixed  Allocations")  under the
Annuity are issued by AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION.  The assets  supporting the Fixed  Allocations are maintained in
AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION  SEPARATE ACCOUNT D, a non-unitized  separate account,  and are registered solely under the Securities Act of 1933.

ITEM                                                                                                                   PAGE
----                                                                                                                   ----

   APPENDIX A - Financial Statements for American Skandia Life Assurance Corporation
     Variable Account B (Class 1 Sub-accounts)...........................................................................24

------------------------------------------------------------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL  INFORMATION IS NOT A PROSPECTUS.  YOU SHOULD READ THIS  INFORMATION  ALONG WITH THE PROSPECTUS FOR THE
ANNUITY FOR WHICH IT RELATES.  THE PROSPECTUS  CONTAINS  INFORMATION  THAT YOU SHOULD CONSIDER BEFORE  INVESTING.  FOR A COPY OF THE
PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION,  P.O. BOX 883,  SHELTON,  CONNECTICUT  06484, OR
TELEPHONE 1-800-752-6342.  OUR ELECTRONIC MAIL ADDRESS IS CUSTOMERSERVICE@AMERICANSKANDIA.COM.
------------------------------------------------------------------------------------------------------------------------------------

Date of Prospectus:  January 1, 2002                                   Date of Statement of Additional Information:  January 1, 2002
ASXTII-Four - SAI (01/2002)

GENERAL INFORMATION ABOUT AMERICAN SKANDIA

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

American Skandia Life Assurance  Corporation  ("American  Skandia",  "we",  "our" or "us") is a wholly-owned  subsidiary of American
Skandia,  Inc.  ("ASI").  ASI's indirect parent is Skandia  Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies  whose  predecessor  commenced  operations  in 1855.  Skandia  Insurance  Company Ltd. is a major  worldwide  insurance company operating from Stockholm, Sweden which owns and controls,  directly or through subsidiary companies,  numerous insurance and related  companies.  We are organized as a Connecticut  stock life insurance  company,  and are subject to Connecticut law governing insurance  companies.  We are  licensed  to sell  insurance  products  in each of the fifty  states of the  United  States,  and the
District of Columbia.  Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (Class 1 Sub-accounts)

American Skandia Life Assurance  Corporation  Variable Account B (Class 1 Sub-accounts),  also referred to as "Separate  Account B", was  established  by us pursuant to  Connecticut  law.  Separate  Account B also holds assets of other  annuities  issued by us with values and benefits  that vary  according to the  investment  performance  of the  Portfolios  offered as  Sub-accounts  of Separate
Account B. The  Sub-accounts  offered  pursuant to this  Prospectus are all Class 1 Sub-accounts  of Separate  Account B. Each class of  Sub-accounts  of Separate  Account B has a different  level of charges  assessed  against such  Sub-accounts.  Each  Sub-account invests  exclusively  in an  underlying  mutual fund or a portfolio of an underlying  mutual fund.  The  underlying  mutual funds or portfolios  of  underlying  mutual  funds  are  referred  to as the  Portfolios.  You will  find  additional  information  about the
Portfolios in the prospectuses for the underlying mutual funds.

Separate Account B is registered with the Securities and Exchange  Commission  ("SEC") under the Investment Company Act of 1940 (the
"Investment  Company  Act") as a unit  investment  trust,  which is a type of  investment  company.  Values  and  benefits  based on allocations to the Sub-accounts  will vary with the investment  performance of the underlying  mutual funds or fund  portfolios,  as applicable.  We do not guarantee  the  investment  results of any  Sub-account.  You bear the entire  investment  risk.  There is no assurance that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.

During  the  accumulation  phase,  we  offer  a  number  of  Sub-accounts.   Certain  Sub-accounts  may  not  be  available  in  all
jurisdictions.  If and when we obtain approval of the applicable  authorities to make such  Sub-accounts  available,  we will notify
Owners of the availability of such Sub-accounts.

A brief summary of the investment  objectives and policies of each Portfolio is found in the Prospectus.  More detailed  information about the investment  objectives,  policies,  costs and management of the Portfolios are found in the prospectuses and statements of additional  information for the Portfolios.  Also included in such information is the investment policy of each Portfolio  regarding the  acceptable  ratings by recognized  rating  services for bonds and other debt  obligations.  There can be no guarantee  that any
Portfolio will meet its investment objectives.

Each  underlying  mutual fund is registered  under the  Investment  Company Act, as amended,  as an open-end  management  investment company.  Each  underlying  mutual  fund  thereof  may or may not be  diversified  as defined in the  Investment  Company  Act.  The trustees or directors,  as applicable,  of an underlying mutual fund may add, eliminate or substitute  portfolios from time to time.
Generally,  each portfolio  issues a separate class of shares.  Shares of the portfolios are available to separate  accounts of life insurance  companies  offering  variable  annuity and  variable  life  insurance  products.  The shares may also be made  available, subject to obtaining all required  regulatory  approvals,  for direct purchase by various pension and retirement  savings plans that qualify for preferential tax treatment under the Internal Revenue Code ("Code").

We may make other  portfolios  available by creating new  Sub-accounts.  Additionally,  new  portfolios may be made available by the creation of new  Sub-accounts  from time to time.  Such a new portfolio may be disclosed in its prospectus.  However,  addition of a portfolio  does not require us to create a new  Sub-account  to invest in that  portfolio.  We may take other actions in relation to the Sub-accounts and/or Separate Account B.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT D

American  Skandia Life Assurance  Corporation  Separate  Account D, also referred to as "Separate  Account D", was established by us pursuant to Connecticut law. During the accumulation  phase,  assets  supporting our obligations based on Fixed Allocations are held in Separate  Account D. Such  obligations are based on the fixed interest rates we credit to Fixed  Allocations and the terms of the
Annuities.  These obligations do not depend on the investment performance of the assets in Separate Account D.

There are no units in Separate  Account D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely to us. We retain  the risk that the value of the  assets in
Separate  Account D may drop below the reserves and other  liabilities we must maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets,  we will transfer  assets from our general  account to Separate  Account D to make up the  difference.  We have the right to transfer to our  general  account any assets of Separate  Account D in excess of such  reserves  and other  liabilities.  We maintain  assets in
Separate Account D supporting a number of annuities we offer.

We  currently  employ  investment  managers  to manage the  assets  maintained  in  Separate  Account  D. Each  manager we employ is responsible  for  investment  management  of a different  portion of  Separate  Account D. From time to time  additional  investment managers  may be employed or  investment  managers may cease being  employed.  We are under no  obligation  to employ or continue to
emplRoy any investment manager(s) and have sole discretion over the investment managers we retain.

We operate Separate Account D in a fashion designed to meet the obligations  created by Fixed  Allocations.  Factors affecting these operations include the following:

1.       The State of New York,  which is one of the  jurisdictions  in which we are licensed to do business,  requires that we meet certain  "matching"  requirements.  These  requirements  address  the  matching  of the  durations  of the assets  with the durations of  obligations  supported by such assets.  We believe  these  matching  requirements  are designed to control an insurer's  ability to risk investing in long-term  assets to support short term interest rate  guarantees.  We also believe this limitation controls an insurer's ability to offer unrealistic rate guarantees.

2.       We employ an investment  strategy designed to limit the risk of default.  Some of the guidelines of our current  investment strategy for Separate Account D include, but are not limited to, the following:

a.       Investments   may  include  cash;  debt   securities   issued  by  the  United  States   Government  or  its  agencies  and
              instrumentalities;  money market  instruments;  short,  intermediate  and  long-term  corporate  obligations;  private placements; asset-backed obligations; and municipal bonds.

b.       At the time of purchase,  fixed income  securities will be in one of the top four generic  lettered rating  classifications as established  by a nationally  recognized  statistical  rating  organization  ("NRSRO") such as Standard & Poor's or
              Moody's Investor Services, Inc.

We are not  obligated to invest  according  to the  aforementioned  guidelines  or any other  strategy  except as may be required by
Connecticut and other state insurance laws.

3.       The assets in Separate Account D are accounted for at their market value, rather than at book value.

4.       We are  obligated  by law to  maintain  our  capital  and  surplus,  as well as our  reserves,  at the levels  required  by applicable state insurance law and regulation.

PRINCIPAL UNDERWRITER/DISTRIBUTOR - American Skandia Marketing, Incorporated

American Skandia Marketing,  Incorporated  ("ASM"), a wholly-owned  subsidiary of ASI, is the distributor and principal  underwriter of the Annuity  described in the Prospectus and Statement of Additional  Information.  American  Skandia Life Assurance  Corporation
and American Skandia  Investment  Services,  Incorporated  ("ASISI"),  the investment manager of American Skandia Trust and American
Skandia  Advisor Funds,  Inc., are also  wholly-owned  subsidiaries of ASI.  American  Skandia  Information  Services and Technology
Corporation  ("ASIST"),  also a wholly-owned  subsidiary ASI, is a service company that provides systems and information services to
American Skandia Life Assurance Corporation and its affiliated companies.

ASM acts as the  distributor  of a number of annuity  and life  insurance  products  we offer and both  American  Skandia  Trust and
American Skandia Advisor Funds,  Inc., a family of retail mutual funds. ASM also acts as an introducing  broker-dealer  through whom it receives a portion of brokerage  commissions in connection  with purchases and sales of securities held by Portfolios of American
Skandia Trust which are offered as Sub-accounts under the Annuity.

ASM's principal  business address is One Corporate Drive,  Shelton,  Connecticut  06484. ASM is registered as a broker-dealer  under the Securities and Exchange Act of 1934 ("Exchange  Act") and is a member of the National  Association of Securities  Dealers,  Inc.
("NASD").

The Annuity is offered on a continuous  basis.  ASM enters into  distribution  agreements with  independent  broker-dealers  who are registered  under the Exchange Act and with entities that may offer the Annuity but are exempt from  registration.  Applications for the Annuity are solicited by registered  representatives of those firms. Such  representatives  will also be our appointed insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to firms on sales of the Annuity  according  to one or more  schedules.  The  individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally based on a percentage of
Purchase  Payments  made, up to a maximum of 7.0%.  Alternative  compensation  schedules are available  that provide a lower initial commission plus ongoing annual  compensation  based on all or a portion of Account Value. We may also provide  compensation to firms for  providing  ongoing  service to you in relation  to the  Annuity.  Commissions  and other  compensation  paid in relation to the
Annuity do not result in any additional charge to you or to the Separate Account.

In addition,  firms may receive  separate  compensation  or  reimbursement  for,  among other things,  training of sales  personnel, marketing or other services they provide to us or our affiliates.  We or ASM may enter into  compensation  arrangements with certain firms.  These  arrangements  will not be offered to all firms and the terms of such  arrangements may differ between firms. Any such compensation  will be paid by us or ASM and will not result in any additional  charge to you. To the extent  permitted by NASD rules and other  applicable laws and  regulations,  ASM may pay or allow other  promotional  incentives or payments in the form of cash or other compensation.

ASLAC pays ASM an  underwriting  commission for its role as principal  underwriter/distributor  of all variable  insurance  products issued by ASLAC.  ASM is  responsible  for payment of  commissions to the  broker-dealer  firms who are the ultimate  sellers of the product.  ASM does not retain any  underwriting  commissions.  For the past three years, the aggregate dollar amount of underwriting commissions paid to ASM in its role as principal  underwriter/distributor  has been: 2000: $355,445,427;  1999: $296,723,325;  1998:
$184,371,068.

HOW PERFORMANCE DATA IS CALCULATED

We may advertise the  performance of  Sub-accounts  using two types of measures.  These measures are "current and effective  yield", which may be used for money market-type  Sub-accounts (like the AST Money Market Sub-account) and "total return",  which may be used with other types of Sub-accounts.

The following descriptions provide details on how we calculate these measures for Sub-accounts.

Current and Effective Yield
---------------------------
The current yield of a money  market-type  Sub-account is calculated based upon the previous  seven-day period ending on the date of calculation.  The current yield of such a Sub-account is computed by determining  the change  (exclusive of capital  changes) in the
Account Value of a hypothetical  pre-existing allocation by an Owner to such a Sub-account (the "Hypothetical  Allocation") having a balance of one Unit at the beginning of the period,  subtracting  a  hypothetical  maintenance  fee, and dividing such net change in the Account Value of the Hypothetical  Allocation by the Account Value of the  Hypothetical  Allocation at the beginning of the same period to obtain the base period return,  and  multiplying the result by (365/7).  The resulting  figure will be carried to at least the nearest l00th of one percent.

We compute  effective  compound  yield for a money  market-type  Sub-account  according  to the method  prescribed  by the SEC.  The effective  yield reflects the  reinvestment  of net income earned daily on assets of such a Sub-account.  Net investment  income for yield quotation purposes will not include either realized or capital gains and losses or unrealized appreciation and depreciation.

Shown below are the current and effective  yields for a hypothetical  contract.  The yield is calculated based on the performance of the AST Money Market  Sub-account  during the last seven days of the calendar  year ending prior to the date of the  Prospectus  and the Statement of Additional  Information.  At the beginning of the seven day period, the hypothetical  contract had a balance of one
Unit. The current and effective  yields reflect the recurring  asset-based  charge  deducted  against the  Sub-account.  Please note that current and  effective  yield  information  will  fluctuate.  This  information  may not provide a basis for  comparisons  with deposits in banks or other  institutions  which pay a fixed yield over a stated period of time, or with  investment  companies which do not serve as underlying funds for variable annuities.

                      Sub-account                       Current Yield                     Effective Yield
                      -----------                       -------------                     ---------------
                   AST Money Market                         4.64%                              4.74%

Total Return
------------
Total return for the other, non-money market-type Sub-accounts is computed by using the formula:

                                                           P(1+T)n = ERV

                                                               where:

         P = a hypothetical allocation of $1,000;

         T = average annual total return;

         n = the number of years over which total return is being measured; and

         ERV = the Account  Value of the  hypothetical  $1,000  payment as of the end of the period over which total return is being measured.

We may advertise the  performance of the  Portfolios in the form of "Standard" and  "Non-standard"  Total Returns.  "Standard  Total
Return" figures assume a hypothetical  initial  investment of $1,000  allocated to a Sub-account  during the most recent,  one, five and ten year periods (or since the inception date that the Portfolio has been offered as a Sub-account,  if less).  "Standard  Total
Return"  figures assume that the Insurance  Charge and the Annual  Maintenance  Fee are deducted and that the Annuity is surrendered at the end of the  applicable  period,  meaning that any  Contingent  Deferred  Sales Charge that would apply upon surrender is also deducted.  "Standard  Total  Return"  figures do not take into  consideration  any  Credits.  "Non-standard  Total  Return"  figures include any  performance  figures that do not meet the SEC's rules for Standard Total Returns.  "Non-standard  Total Return" figures may be used that do not reflect all fees and charges.  In  particular,  they may assume no redemption  at the end of the  applicable period so that the  Contingent  Deferred Sales Charge does not apply.  Non-standard  Total Returns are calculated in the same manner as  standardized  returns.  Standard and  Non-standard  Total Returns will not reflect  charges that apply to either  Optional Death
Benefit.  Non-standard Total Returns must be accompanied by Standard Total Returns.

Some of the  Portfolios  existed prior to the inception of these  Sub-accounts.  Performance  quoted in  advertising  regarding such
Sub-accounts  may indicate  periods during which the  Sub-accounts  have been in existence but prior to the initial  offering of the
Annuities,  or periods  during which the  Portfolios  have been in  existence,  but the  Sub-accounts  have not.  Such  hypothetical performance  is  calculated  using  the  same  assumptions  employed  in  calculating  actual  performance  since  inception  of the
Sub-accounts.  Hypothetical  historical  performance  of the  underlying  mutual  fund  portfolios  prior  to the  existence  of the
Sub-accounts may only be presented as Non-Standard Total Returns.

Non-standard  Total Returns  reflect the addition of Credits.  The  Non-standard  Total Return  numbers  provided may assume Credits equal to 1.5%,  4.0% or 5.0%,  respectively,  of Purchase  Payments.  The amount of the Credit  applicable is described in detail in the "How Do I Receive  Credits?"  section of the  Prospectus.  The  percentage of the Credit  depends on the age and the  cumulative amount of Purchase  Payments  received.  In  addition,  the amount of the Credits may be deducted  from the amount  payable at death under  limited  circumstances  (see "Death  Benefit").  The impact of Credits on Total  Return is  particularly  pronounced  for the shorter  durations  for which Total Return is measured,  such as one and three years.  You should take this into  considerations  in any comparison of Total Return between the Sub-accounts and investment options offered pursuant to other annuities.

As described in the  Prospectus,  Annuities may be offered in certain  situations in which the  contingent  deferred sales charge or certain other  charges or fees may be eliminated or reduced.  Advertisements  of  performance  in connection  with the offer of such
Annuities will be based on the charges applicable to such Annuities.

Shown below are total return  figures for the periods  shown.  Figures are shown only for  Sub-accounts  operational  as of June 30,
2001. The  "inception-to-date"  figures shown below are based on the inception date of the Portfolio.  "N/A" means "not  applicable"
and indicates  that the Portfolio was not in operation for the  applicable  period.  Any  performance  of such  Portfolios  prior to inception  of a  Sub-account  is  provided  by the  underlying  mutual  funds.  The  Total  Return  for any  Sub-account  reflecting performance prior to such Sub-account's inception is based on such information.

Some of the Portfolios may be subject to an expense  reimbursement  or waiver that, in the absence of such  reimbursement or waiver, would reduce the Portfolio's performance.

The performance  quoted in any advertising  should not be considered a  representation  of the performance of these  Sub-accounts in the future since  performance is not fixed or guaranteed in any way. Actual  performance  will depend on the type,  quality and, for some of the  Sub-accounts,  the maturities of the investments held by the Portfolios and upon prevailing  market  conditions and the response of the  investment  manager of the Portfolios to such  conditions.  Actual  performance  will also depend on changes in the expenses of the Portfolios.  In addition, the amount of charges against each Sub-account will affect performance.

The  performance  information  may be useful in reviewing and comparing the  performance  of the  Sub-accounts,  and for providing a basis for  comparison  with  Sub-accounts  offered  under  other  annuities.  This  performance  information  may be less  useful in providing a basis for  comparison  with other  investments  that  neither  provide some of the  benefits of such  annuities  nor are treated in a similar fashion under the Code.

                                                      TO BE FILED BY AMENDMENT
                                 -------------------------------------------------- -- ---------------------------------------------------
                                               Standard Total Return                               Non-Standard Total Return
                                 -------------------------------------------------- -- ---------------------------------------------------
                                 -------------------------------------------------- -- -------------------------------------------------
                                            (Assuming maximum CDSC and                  (Assuming maximum CDSC, with maintenance fees
                                                 maintenance fees)                                    and a 1.5% Credit)
                                 -------------------------------------------------- -- -------------------------------------------------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century
  International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small-Cap
  Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST NB Mid-Cap Growth
AST NB Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
AST T. Rowe Price Natural
  Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed
  Index 500
AST American Century Income &
  Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                                      TO BE FILED BY AMENDMENT
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
MV Emerging Markets

WFVT Equity Income

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Omega
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                                      TO BE FILED BY AMENDMENT
                                --------------------------------------------------- -- -------------------------------------------------
                                            Non-Standard Total Return                             Non-Standard Total Return
                                --------------------------------------------------- -- -------------------------------------------------
                                --------------------------------------------------- -- -------------------------------------------------
                                  (Assuming maximum CDSC, with maintenance fees         (Assuming maximum CDSC, with maintenance fees
                                                and a 4.0% Credit)                                    and a 5.0% Credit)
                                --------------------------------------------------- -- -------------------------------------------------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century
  International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small-Cap
  Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST NB Mid-Cap Growth
AST NB Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
AST T. Rowe Price Natural
  Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed
  Index 500
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                                      TO BE FILED BY AMENDMENT
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST American Century Income &
  Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Omega
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                                      TO BE FILED BY AMENDMENT
                                --------------------------------------------------- -- -------------------------------------------------
                                            Non-Standard Total Return                             Non-Standard Total Return
                                --------------------------------------------------- -- -------------------------------------------------
                                --------------------------------------------------- -- -------------------------------------------------
                                     (Assuming no CDSC, with maintenance fees              (Assuming no CDSC, with maintenance fees
                                                and a 1.5% Credit)                                    and a 4.0% Credit)
                                --------------------------------------------------- -- -------------------------------------------------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century
  International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small-Cap
  Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST NB Mid-Cap Growth
AST NB Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
AST T. Rowe Price Natural
  Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed
  Index 500
AST American Century Income &
  Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                                      TO BE FILED BY AMENDMENT
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Omega
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                                      TO BE FILED BY AMENDMENT
                                ---------------------------------------------------
                                            Non-Standard Total Return
                                ---------------------------------------------------
                                ---------------------------------------------------
                                     (Assuming no CDSC, with maintenance fees
                                                and a 5.0% Credit)
                                ---------------------------------------------------

---------------------------------- -------- --------- --------- --------- ----------
                                      1        3         5         10     Inception
                                    Year     Years     Years     Years     to Date
---------------------------------- -------- --------- --------- --------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century
  International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small-Cap
  Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST NB Mid-Cap Growth
AST NB Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
AST T. Rowe Price Natural
  Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed
  Index 500
AST American Century Income &
  Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
---------------------------------- -------- --------- --------- --------- ----------

                                                      TO BE FILED BY AMENDMENT
---------------------------------- -------- --------- --------- --------- ----------
                                      1        3         5         10     Inception
                                    Year     Years     Years     Years     to Date
---------------------------------- -------- --------- --------- --------- ----------
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Global Leaders
Evergreen VA Omega
Evergreen VA Special Equity

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values
---------------------------------- -------- --------- --------- --------- ----------

HOW THE UNIT PRICE IS DETERMINED

For each  Sub-account  the initial Unit Price was $10.00.  The Unit Price for each  subsequent  period is the net investment  factor for that  period,  multiplied  by the Unit Price for the  immediately  preceding  Valuation  Period.  The Unit Price for a Valuation
Period applies to each day in the period.  The net investment  factor is an index that measures the investment  performance,  of and charges assessed  against,  a Sub-account  from one Valuation  Period to the next. The net investment  factor for a Valuation Period is: (a) divided by (b), less (c) where:

a.       is the net result of:

1.       the net asset value per share of the Portfolio shares held by that  Sub-account at the end of the current  Valuation Period plus the per share  amount of any  dividend or capital  gain  distribution  declared  and unpaid  (accrued) by the
                  Portfolio; plus or minus
2.       any per share charge or credit  during the  Valuation  Period as a provision  for taxes  attributable  to the  operation or maintenance of that Sub-account.

b.       is the net result of:

1.       the net asset  value per share of the  Portfolio  shares held by that  Sub-account  at the end of the  preceding  Valuation
                  Period plus the per share  amount of any dividend or capital gain  distribution  declared and unpaid  (accrued) by the Portfolio; plus or minus
2.       any per share  charge or credit  during  the  preceding  Valuation  Period as a  provision  for taxes  attributable  to the operation or maintenance of that Sub-account.

c.       is the Insurance Charge deducted daily against the assets of the Separate Account.

We value the assets in each Sub-account at their fair market value in accordance with accepted  accounting  practices and applicable laws and regulations.  The net investment factor may be greater than, equal to, or less than one.

ADDITIONAL INFORMATION ON FIXED ALLOCATIONS

To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods with durations that differ from those which were available when your Annuity was issued.  We also reserve the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period.  Such an action may have an impact on the market value adjustment ("MVA").

We declare the rates of interest  applicable  during the various  Guarantee  Periods  offered.  Declared rates are effective  annual rates of interest.  The rate of interest  applicable to a Fixed  Allocation is the one in effect when its Guarantee  Period  begins.
The rate is guaranteed  throughout the Guarantee  Period.  We inform you of the interest rate applicable to a Fixed  Allocation,  as well as its Maturity Date,  when we confirm the  allocation.  We declare  interest rates  applicable to new Fixed  Allocations  from time-to-time.  Any new Fixed  Allocation  in an existing  Annuity is credited  interest at a rate not less than the rate we are then crediting to Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The interest  rates we credit are subject to a minimum.  We may declare a higher  rate.  The minimum is based on both an index and a
                                                                                                                         -----
reduction to the interest rate determined according to the index.
---------

The  index is based on the  published  rate for  certificates  of  indebtedness  (bills,  notes or bonds,  depending  on the term of
     -----
indebtedness)  of the United  States  Treasury at the most recent  Treasury  auction held at least 30 days prior to the beginning of the applicable  Fixed  Allocation's  Guarantee  Period.  The term (length of time from issuance to maturity) of the  certificates of indebtedness  upon  which  the  index  is  based  is the  same as the  duration  of the  Guarantee  Period.  If no  certificates  of indebtedness  are available for such term,  the next shortest  term is used.  If the United  States  Treasury's  auction  program is discontinued,  we will  substitute  indexes which in our opinion are  comparable.  If required,  implementation  of such  substitute indexes  will be subject to  approval  by the SEC and the  Insurance  Department  of the  jurisdiction  in which  your  Annuity  was delivered.  (For Annuities  issued as certificates of  participation  in a group  contract,  it is our expectation  that approval of only the jurisdiction in which such group contract was delivered applies.)

The reduction used in determining the minimum interest rate is two and one quarter percent of interest (2.25%).
    ---------

Where required by the laws of a particular  jurisdiction,  a specific minimum interest rate,  compounded  yearly,  will apply should the index less the reduction be less than the specific minimum interest rate applicable to that jurisdiction.

WE MAY CHANGE THE  INTEREST  RATES WE CREDIT  NEW FIXED  ALLOCATIONS  AT ANY TIME.  Any such  change  does not have an impact on the rates applicable to Fixed  Allocations with Guarantee  Periods that began prior to such change.  However,  such a change will affect the MVA .

We have no specific  formula for  determining  the interest rates we declare.  Rates may differ between classes and between types of annuities we offer,  even for  guarantees of the same duration  starting at the same time. We expect our interest rate  declarations for Fixed  Allocations  to reflect the  returns  available  on the type of  investments  we make to support  the various  classes of annuities  supported by the assets in Separate Account D. However,  we may also take into  consideration  in determining  rates such factors  including,  but not limited to, the  durations  offered by the  annuities  supported  by the assets in Separate  Account D, regulatory  and tax  requirements,  the  liquidity  of the  secondary  markets  for the type of  investments  we make,  commissions, administrative  expenses,  investment  expenses,  our insurance risks in relation to Fixed Allocations,  general economic trends and competition.  OUR  MANAGEMENT  MAKES THE FINAL  DETERMINATION  AS TO INTEREST  RATES TO BE CREDITED.  WE CANNOT PREDICT THE RATES WE
WILL DECLARE IN THE FUTURE.

How We Calculate the Market Value Adjustment
--------------------------------------------
A MVA is used in  determining  the  Account  Value of each  Fixed  Allocation.  The  formula  used to  determine  the MVA is applied separately to each Fixed  Allocation.  Values and time  durations  used in the formula are as of the date the Account Value is being determined.  Current Rates and available Guarantee Periods may be found in the Prospectus.

For purposes of this provision:
|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury  securities  are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

The formula is:

                                                    [(1+I) / (1+J+0.0010)]N/365
                                                               where:

                  I is the Strip Yield as of the start date of the Guarantee  Period for coupon Strips  maturing at the end of the  applicable  Guarantee  Period plus the  Option-adjusted  Spread.  If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the applicable  Guarantee Period plus the  Option-adjusted  Spread. If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

No MVA applies in  determining a Fixed  Allocation's  Account Value on its Maturity  Date.  The formula may be changed if Additional
Amounts have been added to a Fixed Allocation.

Irrespective  of the above,  we apply  certain  formulas to  determine  "I" and "J" when we do not offer  Guarantee  Periods  with a duration equal to the Remaining Period.  These formulas are as follows:

1.       If we offer  Guarantee  Periods to your  class of  Annuities  with  durations  that are both  shorter  and longer  than the
         Remaining  Period,  we interpolate a rate for "J" between our then current  interest  rates for Guarantee  Periods with the next shortest and next longest durations then available for new Fixed Allocations for your class of Annuities .

2.       If we no longer offer  Guarantee  Periods to your class of Annuities  with  durations that are both longer and shorter than the  Remaining  Period,  we determine  rates for "J" and, for purposes of  determining  the MVA only,  for "I" based on the
         Moody's  Corporate  Bond Yield Average - Monthly  Average  Corporates  (the  "Average"),  as published by Moody's  Investor
         Services,  Inc.,  its  successor,  or an  equivalent  service  should such Average no longer be  published by Moody's.  For determining  I, we will use the  Average  published  on or  immediately  prior to the  start  of the  applicable  Guarantee
         Period.  For  determining  J, we will use the Average for the Remaining  Period  published on or  immediately  prior to the date the MVA is calculated.

No MVA applies in  determining a Fixed  Allocation's  Account Value on its Maturity  Date,  and,  where required by law, the 30 days prior to the Maturity Date. If we are not offering a Guarantee  Period with a duration  equal to the number of years  remaining in a
Fixed Allocation's Guarantee Period, we calculate a rate for "J" above using a specific formula.

Our Current  Rates are expected to be sensitive to interest rate  fluctuations,  thereby  making each MVA equally  sensitive to such changes.  There would be a downward  adjustment  when the  applicable  Current Rate plus 0.10  percent of interest  exceeds the rate credited to the Fixed  Allocation and an upward  adjustment  when the applicable  Current Rate is more than 0.10 percent of interest lower than the rate being credited to the Fixed Allocation.

We  reserve  the right,  from time to time,  to  determine  the MVA using an  interest  rate  lower  than the  Current  Rate for all transactions  applicable  to a class of Annuities.  We may do so at our sole  discretion.  This would benefit all such  Annuities if transactions to which the MVA applies occur while we use such lower interest rate.

GENERAL INFORMATION

Voting Rights
-------------
You have voting rights in relation to Account Value  maintained  in the  Sub-accounts.  You do not have voting rights in relation to
Account Value maintained in any Fixed Allocations or in relation to fixed or adjustable annuity payments.

We will vote shares of the Portfolios in which the Sub-accounts  invest in the manner directed by Owners.  Owners give  instructions equal to the number of shares represented by the Sub-account Units attributable to their Annuity.

We will vote the shares  attributable  to assets  held in the  Sub-accounts  solely for us rather  than on behalf of Owners,  or any share as to which we have not received  instructions,  in the same manner and  proportion  as the shares for which we have  received instructions.  We will do so separately for each  Sub-account  from various  classes of the Separate  Account that may invest in the same Portfolio.

The number of votes for a Portfolio  will be  determined  as of the record date for such  underlying  mutual  fund or  portfolio  as chosen by its board of trustees or board of  directors,  as  applicable.  We will  furnish  Owners with proper  forms and proxies to enable them to instruct us how to vote.

You may  instruct  us how to vote on the  following  matters:  (a)  changes  to the  board of  trustees  or board of  directors,  as applicable;  (b) changing the independent  accountant;  (c) any change in the fundamental  investment  policy;  (d) any other matter requiring a vote of the  shareholders.  American  Skandia  Trust (the  "Trust") has obtained an exemption  from the  Securities  and
Exchange Commission that permits its investment adviser,  American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval  by the Board of  Trustees  of the  Trust,  to change  sub-advisors  for a  Portfolio  and to enter  into new  sub-advisory agreements,  without  obtaining  shareholder  approval of the changes.  This  exemption  (which is similar to exemptions  granted to other  investment  companies  that are  organized  in a similar  manner as the  Trust)  is  intended  to  facilitate  the  efficient supervision  and  management  of the  sub-advisors  by ASISI  and the  Trustees.  The  Trust is  required,  under  the  terms of the exemption, to provide certain information to shareholders following these types of changes.

With respect to approval of changes to the investment  advisory  agreement,  approval of a new investment  advisory agreement or any change in fundamental  investment policy, only Owners maintaining Account Value as of the record date in a Sub-account  investing in the applicable  underlying  mutual fund portfolio will instruct us how to vote on the matter,  pursuant to the  requirements of Rule
18f-2 under the Investment Company Act.

Modification
------------
We reserve the right to do any or all of the following:  (a) combine a Sub-account  with other  Sub-accounts;  (b) combine  Separate
Account B or a portion of it with other "unitized"  separate  accounts;  (c) terminate offering certain Guarantee Periods for new or renewing Fixed Allocations;  (d) combine Separate Account D with other  "non-unitized"  separate accounts;  (e) deregister  Separate
Account B under the Investment  Company Act; (f) operate Separate Account B as a management  investment company under the Investment
Company Act or in any other form permitted by law; (g) make changes  required by any change in the Securities  Act, the Exchange Act or the  Investment  Company Act; (h) make changes that are necessary to maintain the tax status of your Annuity under the Code;  (i)
make changes required by any change in other Federal or state laws relating to retirement  annuities or annuity  contracts;  and (j)
discontinue offering any Sub-account at any time.

Also,  from time to time,  we may make  additional  Sub-accounts  available to you.  These  Sub-accounts  will invest in  underlying mutual funds or  portfolios  of  underlying  mutual  funds we believe to be suitable  for the Annuity.  We may or may not make a new
Sub-account  available to invest in any new portfolio of one of the current  underlying mutual funds should such a portfolio be made available to Separate Account B.

We may  eliminate  Sub-accounts,  combine  two or more  Sub-accounts  or  substitute  one or more  new  underlying  mutual  funds or portfolios for the one in which a Sub-account is invested.  Substitutions  may be necessary if we believe an underlying  mutual fund or  portfolio no longer suits the purpose of the  Annuity.  This may happen due to a change in laws or  regulations,  or a change in the investment  objectives or  restrictions  of an underlying  mutual fund or portfolio,  or because the  underlying  mutual fund or portfolio is no longer  available  for  investment,  or for some other  reason.  We would obtain prior  approval  from the insurance department  of our state of domicile,  if so required by law,  before  making such a  substitution,  deletion or  addition.  We also would  obtain  prior  approval  from the SEC so long as required  by law,  and any other  required  approvals  before  making such a substitution, deletion or addition.

We reserve the right to transfer  assets of Separate  Account B, which we determine to be associated  with the class of contracts to which your Annuity  belongs,  to another  "unitized"  separate  account.  We also  reserve the right to transfer  assets of Separate
Account D which we determine to be associated with the class of contracts to which your annuity belongs,  to another  "non-unitized"
separate  account.  We will  notify you (and/or any payee  during the payout  phase) of any  modification  to your  Annuity.  We may endorse your Annuity to reflect the change.

Deferral of Transactions
------------------------
We may defer any  distribution or transfer from a Fixed  Allocation or an annuity payment for a period not to exceed the lesser of 6 months or the period  permitted by law. If we defer a  distribution  or transfer from any Fixed  Allocation  or any annuity  payment for more than thirty days,  or less where  required by law, we pay interest at the minimum rate required by law but not less than 3%
or at  least  4% if  required  by your  contract,  per  year on the  amount  deferred.  We may  defer  payment  of  proceeds  of any distribution  from any  Sub-account or any transfer from a Sub-account  for a period not to exceed 7 calendar days from the date the transaction  is  effected.  Any  deferral  period  begins  on the date such  distribution  or  transfer  would  otherwise  have been transacted.

All procedures,  including  payment,  based on the valuation of the  Sub-accounts  may be postponed  during the period:  (1) the New
York Stock  Exchange is closed (other than  customary  holidays or weekends) or trading on the New York Stock Exchange is restricted as  determined  by the SEC; (2) the SEC permits  postponement  and so orders;  or (3) the SEC  determines  that an emergency  exists making valuation or disposal of securities not reasonably practical.

Misstatement of Age or Sex
--------------------------
If there has been a misstatement  of the age and/or sex of any person upon whose life annuity  payments or the minimum death benefit are based, we make  adjustments to conform to the facts. As to annuity  payments:  (a) any  underpayments  by us will be remedied on the next payment  following  correction;  and (b) any  overpayments by us will be charged against future amounts payable by us under your Annuity.

Ending the Offer
----------------
We may limit or discontinue offering Annuities.  Existing Annuities will not be affected by any such action.

Annuitization

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?

We currently make annuity options available that provide fixed annuity payments,  variable  payments or adjustable  payments.  Fixed options  provide the same amount with each  payment.  Variable  options  generally  provide a payment which may increase or decrease depending on the investment  performance of the Sub-accounts.  However,  currently,  we also make a variable payment option that has a guarantee  feature.  Adjustable  options  provide a fixed payment that is periodically  adjusted based on current  interest rates.
We do not guarantee to make all annuity payment options available in the future.

When you purchase an Annuity,  or at a later date,  you may choose an Annuity Date,  an annuity  option and the frequency of annuity payments.  You may change your  choices up to 30 days before the Annuity  Date.  A maximum  Annuity Date may be required by law. Any change to these  options  must be in  writing.  The  Annuity  Date may depend on the  annuity  option you  choose.  Certain  annuity options may not be available depending on the age of the Annuitant.

Certain of these annuity options may also be available to  Beneficiaries  who choose to receive the Annuity's Death Benefit proceeds as a series of payments instead of a lump sum payment.

The variable  annuity payment options are described in greater detail in a separate  prospectus which will be provided to you at the time you elect one of the variable annuity payment options.

Option 1
--------
Payments for Life:  Under this option,  income is payable  periodically  until the death of the "key life".  The "key life" (as used in this  section) is the person or persons  upon whose life annuity  payments are based.  No  additional  annuity  payments are made after the death of the key life.  Since no minimum  number of  payments is  guaranteed,  this  option  offers the largest  amount of periodic  payments of the life  contingent  annuity  options.  It is possible  that only one payment will be payable if the death of the key life occurs before the date the second  payment was due, and no other  payments nor death  benefits  would be payable.  This option is currently  available on a fixed or variable basis.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 2
--------
Payments Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint lifetime of two key lives, and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the survivor's death. No minimum number of payments is  guaranteed  under this option.  It is possible  that only one payment will be payable if the death of all the key lives occurs before the date the second payment was due, and no other  payments or death benefits would be payable.  This option is  currently  available  on a fixed or  variable  basis.  Under this  option,  you cannot make a partial or full  surrender  of the annuity.

Option 3
--------
Payments for Life with a Certain  Period:  Under this option,  income is payable  until the death of the key life.  However,  if the key life dies before the end of the period selected (5, 10 or 15years),  the remaining  payments are paid to the  Beneficiary  until the end of such period.  This option is  currently  available on a fixed or variable  basis.  If you elect to receive  payments on a variable basis under this option,  you can request  partial or full surrender of the annuity and receive its then current cash value
(if any) subject to our rules.

Option 4
--------
Fixed Payments for a Certain  Period:  Under this option,  income is payable  periodically  for a specified  number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the Beneficiary to the end of such period.  Note that under this option,  payments are not based on any  assumptions  of life  expectancy.  Therefore,  that portion of the Insurance  Charge assessed to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner selecting this option.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable  Payments for a Certain Period:  Under this option,  income is payable  periodically  for a specified  number of years. The number of years cannot be less than 5 or more than 50.  Payments may increase or decrease  depending on the  investment  performance of the  Sub-accounts.  If the payee dies before the end of the specified  number of years,  the  remaining  payments are paid to the
Beneficiary  to the end of  such  period.  Note  that  under  this  option,  payments  are  not  based  on any  assumptions  of life expectancy.  Therefore,  that portion of the Insurance  Charge  assessed to cover the risk that key lives  outlive our  expectations provides no benefit to an Owner  selecting  this option.  If this option is selected,  full  surrenders may be made from the Annuity prior to the last guaranteed Payment Date.  No partial surrenders are permitted if this option is selected.

Option 6
--------
Variable  Payments for Life with a Cash Value:  Under this  option,  benefits  are payable  periodically  until the death of the key life.  Benefits may  increase or decrease  depending  on the  investment  performance  of the  Sub-accounts.  This option has a cash value that also varies with the  investment  performance  of the  Sub-account.  The cash value  provides a "cushion"  from  volatile investment  performance so that negative investment  performance does not automatically  result in a decrease in the annuity payment each month,  and positive  investment  performance does not  automatically  result in an increase in the annuity payment each month.
The cushion generally  "stabilizes"  monthly annuity payments.  Any cash value remaining on the death of the key life is paid to the
Beneficiary  in a lump sum or as periodic  payments.  Under this option,  you can request  partial or full  surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 7
--------
Variable  Payments  for Life with a Cash Value and  Guarantee:  Under this  option,  benefits  are payable as described in Option 6;
except that,  while the key life is alive, the annuity payment will not be less than a guaranteed  amount,  which generally is equal
------
to the first annuity  payment.  We charge an additional  amount for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the  Beneficiary  in a lump sum or as periodic  payments.  Under this  option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

WHEN ARE ANNUITY PAYMENTS MADE?

Each Annuity  Payment is payable  monthly on the Annuity  Payment Date. The initial annuity payment will be on a date of your choice of the 1st through the 28th day of the month.  The Annuity Payment Date may not be changed after the Annuity Date.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments
If you choose to receive fixed annuity  payments,  you will receive equal  fixed-dollar  payments  throughout the period you select.
The amount of the fixed payment will vary  depending on the annuity  payment  option and payment  frequency  you select.  Generally, the first annuity payment is determined by multiplying  the Account Value upon the Annuity Date,  minus any state premium taxes that may apply,  by the factor  determined  from our table of annuity  rates.  The table of annuity  rates  differs  based on the type of annuity  chosen and the  frequency  of  payment  selected.  Our rates  will not be less than our  guaranteed  minimum  rates.  These guaranteed  minimum  rates are derived from the 2000  Individual  Annuity  Mortality  Table with an assumed  interest rate of 3% per annum.  Where  required by law or regulation,  such annuity table will have rates that do not differ  according to the gender of the key life.  Otherwise, the rates will differ according to the gender of the key life.

Adjustable Annuity Payments
We may make an adjustable annuity payment option available.  Adjustable  annuity payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment amount is adjusted upward or downward  depending on the rate we are currently  crediting to annuity  payments.  The  adjustment in the annuity  payment amount does not affect the duration of remaining annuity payments, only the amount of each payment.

Variable Annuity Payments
We offer three different  types of variable  annuity payment  options.  The first annuity payment will be calculated  based upon the assumed  investment  return ("AIR").  You select the AIR before we start to make annuity  payments.  The remaining  annuity payments will fluctuate  based on the  performance of the  Sub-accounts  relative to the AIR as well as other factors  described  below.  The greater  the AIR,  the  greater  the first  annuity  payment.  A higher AIR may result in smaller  potential  growth in the  annuity payments.  A lower AIR results in a lower initial annuity payment.

         Options 1-3 & 5:
         Under Options 1, 2, 3 and 5, annuity payments are payable for the life of the Annuitant,  for a Certain Period,  or for the life of the Annuitant  and a Certain  Period.  Annuity  payments  terminate  when the Annuitant  dies,  the Certain  Period chosen ends, or upon the Inheritance Date if a lump sum death benefit is payable.

         Your  Account  Value on the Annuity Date will be used to purchase  Units.  We will  determine  the number of Units based on the Account Value reduced by any  applicable  premium tax, the length of any Certain  Period,  the payout option  selected, and the Unit Value of the  Sub-accounts  you initially  selected on the Annuity Date.  The number of Units also will depend on the  Annuitant's  age and gender  (where  permitted by law) if Annuity  Payments are due for the life of the  Annuitant.
         Other than to fund  Annuity  Payments,  the  number of Units  allocated  to each  Sub-account  will not  change  unless you transfer among the Sub-accounts or make a withdrawal (if allowed).

         We calculate your Annuity  Payment Amount on each Monthly  Processing  Date by multiplying the number of Units scheduled to be redeemed under the Schedule of Units for each  Sub-account  and multiplying  them by the Unit Value of each  Sub-account on such date. This calculation is performed for each  Sub-account,  and the sum of the Sub-account  calculations will equal the amount of your Annuity Payment Amount.

         You can select one of three AIRs for these options: 3%, 5% or 7%.

         Options 6 & 7:
         Annuity  payment  Options 6 and 7 attempt to cushion the Annuity  Payment  Amount from the immediate  impact of Sub-account performance  through a "stabilization"  process.  This means that positive market  performance will not always increase the
         Annuity  Payment  Amount,  and negative  market  performance  will not always  decrease  the Annuity  Payment  Amount.  The stabilization  process  adjusts the length of the Inheritance  Period while  generally  maintaining a level Annuity Payment
         Amount.  When values  under the Annuity  exceed a trigger,  then an  Adjustment  is made to  increase  the Annuity  Payment
         Amount and decrease the Cash Value and the Inheritance Period. Adjustments do not change the Income Base.

         KEY TERMS

         Adjustment is a change to the benefits that occur if, on an Annuity Payment Date, the Cash Value Trigger is exceeded.

         Annuity Date is the date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

         Annuity  Factors are factors we apply to determine the Schedule of Units.  Annuity Factors  reflect  assumptions  regarding the costs we expect to bear in  guaranteeing  payments  for the lives of the  Annuitants  and will depend on the  Benchmark
         Rate, the Inheritance Period, the Annuitant's attained age and where permitted by law, gender.

         Annuity  Payment Date is the date each month  annuity  payments are payable.  This date is the same day of the month as the
         Annuity  Date which may be any date chosen by you between the 1st and the 28th day of the month.  The Annuity  Payment Date may not be changed on or after the Annuity Date.

         Benchmark  Rate is an assumed  rate of return used in  determining  the  Annuity  Factors  and the  Schedule of Units.  The
         Benchmark  Rate for Annuity  Option 6 is currently  4%. The  Benchmark  Rate for Annuity  Option 7 is currently  3%. We may use a different rate for different  classes of purchasers.  The Benchmark  Rate is set forth in the  supplemental  contract material which you receive upon annuitization.

         Cash Value Trigger is an amount we use to determine  whether an  Adjustment  must be made to your  Annuity's  annuitization values  following  the Annuity  Date.  The initial Cash Value  Trigger is a percentage  of the Account Value on the Annuity
         Date (generally 85% of such amount),  and is always equal to the Cash Value of the contract on the  Annuitization  Date. We reserve the right to change the Cash Value Trigger at any time.

         Income Base is the value of each allocation to a Sub-account,  plus any earnings and any adjustments  made based on whether the  Annuitant(s)  is alive  and/or  less any  losses,  distributions,  and  charges  thereon.  Income  Base is  determined separately  for each  Sub-account,  and then  totaled to  determine  the Income Base for your  Annuity.  The Income Base is always more than the Cash Value.

         Inheritance Date is the date we receive, at our office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for the benefit of a Beneficiary.  If there are joint Annuitants, the
         Inheritance Date refers to the death of the last surviving Annuitant.

         Inheritance  Period is a variable  period of time during which  annuity  payments  are due whether or not the  Annuitant is still alive.  The Inheritance Period is represented in months or partial months.

         Schedule of Units is a schedule for each  Sub-account  of how many Units are  expected to fund your annuity  payments as of each  Annuity  Payment  Date.  The  schedule  initially  is assigned on the Annuity Date and is based on the portion of the
         Account Value on the Annuity Date you allocate to a Sub-account,  the Benchmark  Rate, and Annuity  Factors.  Subsequently,
         the Schedule of Units is adjusted for transfers, Adjustments, or partial surrenders.

|X|      Stabilized Variable Payments (Option 6)
         ----------------------------
         This option provides  guaranteed  payments for life, a cash value for the Annuitant  (while alive) and a variable period of time during which  annuity  payments  will be made whether or not the  Annuitant is still alive.  We calculate  the initial
                                                                                                                             -------
         annuity  payment amount by multiplying  the number of units  scheduled to be redeemed under a schedule of units by the Unit
         Values  determined  on the Annuity  Date.  The  schedule of units is  established  for each  Sub-account  you choose on the
         Annuity Date based on the applicable  benchmark rate and the annuity  factors.  The annuity factors reflect our assumptions regarding  the costs we expect to bear in  guaranteeing  payments  for the lives of the  Annuitant  and will  depend on the benchmark rate, the annuitant's  attained age and gender (where  permitted).  Unlike variable  payments  (described  above)
         where each  payment can vary based on  Sub-account  performance,  this payment  option  cushions  the  immediate  impact of
         Sub-account  performance by adjusting the length of the time during which annuity  payments will be made whether or not the
         Annuitant is alive while  generally  maintaining a level annuity  payment amount.  Sub-account  performance  that exceeds a benchmark rate will generally  extend this time period,  while  Sub-account  performance that is less than a benchmark rate will  generally  shorten  the period.  If the period  reaches  zero and the  Annuitant  is still  alive,  Annuity  Payments continue,  however,  the annuity  payment amount will vary depending on Sub-account  performance,  similar to  conventional variable payments.  The AIR for this option is 4%.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option7)
         ------------------------------------------------------
         This option provides  guaranteed  payments for life in the same manner as Stabilized  Variable Payments  (described above).
         In addition to the  stabilization  feature,  this option also  guarantees that variable  annuity  payments will not be less than the initial annuity payment amount regardless of Sub-account performance.  The AIR for this option is 3%.

         HOW ANNUITIZATION WORKS FOR OPTIONS 6 &7:

         Initial Annuity Payment
         The initial  annuity  payment  amount is  calculated  based on the Schedule of Units  multiplied  by the Unit Values on the
         Annuity Date.  We calculate  this value upon  annuitization  and this is the amount  payable on the first  Annuity  Payment
         Date.

         Subsequent Annuity Payments
         The amount of subsequent  annuity  payments are  determined  one month in advance.  On the Annuity  Payment Date,  based on your current  allocations,  we calculate the  Inheritance  Period and the Cash Value.  We calculate these initial values as follows:

|X|      The  Inheritance  Period is first  reduced by one month  (because  one monthly  period has passed)  and then  increased  or
              -------------------
              decreased to reflect the difference  between the value of the Units to be redeemed to fund the stable annuity  payment amount  and the value of the Units in the  Schedule  of Units.  Generally,  if  Sub-account  performance  exceeds  the
              Benchmark  Rate, then the Inheritance  Period will decrease less than one month,  while if Sub-account  performance is less than the Benchmark  Rate,  the  Inheritance  Period will decrease more than one month.  Monthly  annuity  payment amounts are stabilized while the Inheritance Period absorbs the immediate impact of market volatility.

|X|      The Cash Value is determined based on the new Inheritance Period and the current Unit Values.
             ----------

         The next annuity  payment  amount on each Annuity  Payment  Date will depend on whether the  Inheritance  Period is greater than or equal to zero and whether the Cash Value Trigger has been exceeded.

         Inheritance Period Greater Than Zero
         Cash Value Trigger not exceeded
         If the Cash Value Trigger has not been  exceeded  then we do not make an  adjustment.  The next annuity  payment  amount is
                                       ---
         equal to the then current annuity payment amount.  The  Inheritance  Period and the Cash Value initially  calculated  above are established.  The stabilization process maintains a level annuity payment amount.

         Cash Value Trigger exceeded
         If the Cash Value  Trigger has been exceeded  then we make an  adjustment.  The Cash Value of the Annuity is adjusted to be equal to the Cash Value  Trigger and the  Inheritance  Period is  decreased.  The Schedule of Units is revised to reflect a higher  Annuity  Payment Amount to be paid on the next Annuity  Payment Date.  Adjustments do not change the Income Base of the Annuity.  The revised  annuity  payment amount  becomes the new stabilized  payment amount until there is an adjustment or the Inheritance Period becomes equal to zero.

         Inheritance Period Equal To Zero
         If the Inheritance  Period is equal to zero, the Annuity in the annuitization  phase does not have any Cash Value.  Annuity
         Payments will continue until the Inheritance Date;  however,  the annuity payment amount may fluctuate each Annuity Payment
         Date with changes in Unit Values.  The next annuity  payment amount is established  equal to the number of Units  scheduled to be paid under the Schedule of Units multiplied by the current Unit Values.

------------------------------------------------------------------------------------------------------------------------------------
         If you have selected  annuity  payment option 7, the Optional  Guarantee  Feature,  the annuity  payment amount will not be less than the initial guaranteed annuity payment amount.
------------------------------------------------------------------------------------------------------------------------------------

         Can I change the Cash Value Trigger?
         Unless you have  selected  annuity  payment  option 7, you can adjust the Cash  Value  Trigger to 25%,  50%,  or 75% of the original Cash Value Trigger on any Annuity Payment Date.

         Reducing  the Cash Value  Trigger  increases  the  likelihood  that your annuity  payment  amount will  increase.  However, reducing  the Cash Value  Trigger may also  result in using more Units to generate  the larger  monthly  payment.  This can also decrease the  Inheritance  Period more rapidly to support the higher  Annuity  Payment  Amount during  periods of poor market  performance,  which may effect the stability of future annuity  payments.  Any adjustment to the Cash Value Trigger is permanent  although you may  continue to decrease the trigger in the future to 25% of the original  Cash Value  Trigger.
         If you have selected Annuity Payment Option 7, the Cash Value Trigger is set as of the Issue Date, and may NOT be changed.

         Can you illustrate how annuity payments are made?
         Shown below are examples of annuity  payment option 6 under different  hypothetical  interest rate scenarios for a randomly chosen male and female aged 65 with a 4% Benchmark  Rate, and $50,000  Account Value on the Annuity Date.  These values are illustrative only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 278.96      211.32   $ 50,000    $ 42,500    $ 278.96      132.90    $ 34,857   $ 24,404
                4%                278.96      211.32     50,000      42,500      278.96      156.83      41,916     32,503
                6%                278.96      211.32     50,000      42,500      278.96      166.53      45,789     36,713
                8%                278.96      211.32     50,000      42,500      278.96      175.13      49,903     41,083
               10%                278.96      211.32     50,000      42,500      299.05      161.47      53,912     42,500
               12%                278.96      211.32     50,000      42,500      322.34      142.75      57,988     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 175.01        0.00   $ 21,173         $ 0    $ 104.26        0.00     $ 8,332        $ 0
                4%                278.96       65.92     31,224      14,753      219.83        0.00      17,567          0
                6%                278.96      118.14     39,816      28,948      278.96       44.25      26,839     12,990
                8%                278.96      152.19     50,118      41,912      322.81      108.15      49,512     42,500
               10%                355.11      115.47     59,303      42,500      555.16       61.30      68,412     42,500
               12%                421.98       89.98     70,418      42,500      888.48       37.19     101,564     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value of Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 258.24      236.78   $ 50,000    $ 42,500    $ 258.24      144.79    $ 35,656   $ 24,173
                4%                258.24      236.78     50,000      42,500      258.24      179.86      42,775     33,347
                6%                258.24      236.78     50,000      42,500      258.24      193.11      46,680     37,896
                8%                258.24      236.78     50,000      42,500      258.54      204.14      50,826     42,500
               10%                258.24      236.78     50,000      42,500      279.62      178.24      54,810     42,500
               12%                258.24      236.78     50,000      42,500      296.48      158.15      59,069     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 162.01        0.00   $ 22,625         $ 0     $ 96.51        0.00     $ 8,891        $ 0
                4%                258.24       76.04     32,961      15,506      203.50        0.00      18,747          0
                6%                258.24      147.89     41,792      32,064      258.24       74.90      29,798     19,391
                8%                278.90      166.58     51,796      42,500      327.20      114.71      50,840     42,500
               10%                335.80      125.86     61,417      42,500      544.61       65.36      72,073     42,500
               12%                390.12       98.61     73,317      42,500      841.11       40.11     107,597     42,500
      ---------------------------------------------------------------------------------------------------------------------

Below are examples of annuity payment option 7 under different  hypothetical  interest rate scenarios for a randomly chosen male and female aged 65 with a 3% Benchmark Rate, and a $50,000  Account Value on Annuity Date.  These values are  illustrative  only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37      221.37   $ 50,000    $ 42,500    $ 249.37      148.67    $ 34,550   $ 25,151
                4%                249.37      221.37     50,000      42,500      249.37      167.89      41,435     32,509
                6%                249.37      221.37     50,000      42,500      249.37      175.80      45,210     36,410
                8%                249.37      221.37     50,000      42,500      249.37      182.87      49,219     40,492
               10%                249.37      221.37     50,000      42,500      264.57      173.21      53,211     42,500
               12%                249.37      221.37     50,000      42,500      287.28      153.60      57,176     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37        0.00   $ 20,319         $ 0    $ 249.37        0.00     $ 7,773        $ 0
                4%                249.37       82.08     30,483      16,461      249.37        0.00      16,400          0
                6%                249.37      124.93     38,634      28,285      249.37       44.13      25,015     11,687
                8%                249.37      154.02     48,349      39,902      249.37      121.50      47,150     41,888
               10%                309.45      126.69     57,540      42,500      469.02       69.38      64,353     42,500
               12%                370.41       99.14     68,044      42,500      757.89       42.21      94,439     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98      248.47   $ 50,000    $ 42,500    $ 228.98      166.84    $ 35,323   $ 25,380
                4%                228.98      248.47     50,000      42,500      228.98      193.27      42,265     33,383
                6%                228.98      248.47     50,000      42,500      228.98      203.62      46,069     37,519
                8%                228.98      248.47     50,000      42,500      228.98      212.65      50,108     41,803
               10%                228.98      248.47     50,000      42,500      246.35      191.81      54,055     42,500
               12%                228.98      248.47     50,000      42,500      262.61      170.89      58,198     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98        0.00   $ 21,726         $ 0    $ 228.98        0.00     $ 8,275        $ 0
                4%                228.98       99.00     32,143      17,870      228.98        0.00      17,460          0
                6%                228.98      154.84     40,498      31,093      228.98       74.08      27,657     17,376
                8%                236.22      183.14     50,351      42,500      267.55      130.23      48,732     42,500
               10%                291.75      138.73     59,441      42,500      459.19       74.40      67,427     42,500
               12%                340.24      109.31     70,699      42,500      713.90       45.82      99,672     42,500
      ---------------------------------------------------------------------------------------------------------------------

WHAT HAPPENS WHEN THE ANNUITANT DIES?

As of the Inheritance  Date, if an Inheritance  Period exists and was never zero at any time between the death of the last surviving
Annuitant and the Inheritance  Date, we will make Annuity  Payments to the Beneficiary for the remainder of the Inheritance  Period.
As an  alternative,  a lump sum can be paid to the  Beneficiary.  There is no guarantee  that there will be any  Inheritance  Period after the date of death,  which means there may be no amount due for the  Beneficiary.  If there is no Inheritance  Period as of the
Inheritance Date, the Annuity terminates.

For Payment  Options 1, 2, 3 and 5 if the Annuitant  dies before the Annuity  Date,  the Annuity will end and the Cash Value will be payable as settlement to the Beneficiary(s) after we have received all of our requirements to make settlement.

If the Annuity is used in connection with a tax qualified  retirement plan or qualified contract  (including  individual  retirement annuities),  the beneficiary may only be entitled to a lump sum distribution after the death of the last surviving  Annuitant or the period over which Annuity Payments can be paid may be shortened.

WHEN DO ANNUITY PAYMENTS FOR A BENEFICIARY START?

If annuity  payments are to be paid to a Beneficiary,  annuity  payments will begin as of the next Annuity Payment Date, or the Cash
Value  can then be paid.  No  amounts  are  payable  to a  Beneficiary  until the death of the last  surviving  Annuitant.  Evidence satisfactory to us of the death of all Annuitants must be provided before any amount becomes payable to a Beneficiary.

INDEPENDENT AUDITORS

The consolidated  financial  statements of American  Skandia Life Assurance  Corporation at December 31, 2000 and 1999, and for each of the three years in the period  ended  December  31,  2000,  and the  financial  statements  of American  Skandia  Life  Assurance
Corporation  Variable  Account B - Class 1 at December 31, 2000 and 1999 and for the years then ended,  appearing in this Prospectus and  Registration  Statement have been audited by Ernst & Young LLP,  independent  auditors,  as set forth in their reports  thereon appearing  elsewhere  herein,  and are included in reliance  upon such reports  given upon the  authority of such firm as experts in accounting and auditing.

LEGAL EXPERTS

Counsel  for  American  Skandia  Life  Assurance  Corporation  has passed on the legal  matters  with  respect  to Federal  laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.

FINANCIAL STATEMENTS
American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)

The statements  which follow in Appendix A are those of American  Skandia Life  Assurance  Corporation  Variable  Account B (Class 1
Sub-accounts)  as of December 31, 2000 and for the periods ended December 31, 2000 and 1999. There are other  Sub-accounts  included in Variable Account B that are not available in the product described in the applicable prospectus.

To the extent and only to the extent that any statement in a document  incorporated  by reference  into this Statement of Additional
Information  is modified or superseded  by a statement in this  Statement of Additional  Information  or in a later-filed  document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you  without  charge a copy of any or all the  documents  incorporated  by  reference  in this  Statement  of  Additional
Information,  including  any exhibits to such  documents  which have been  specifically  incorporated  by  reference.  We do so upon receipt of your written or oral request.  Please  address your request to American  Skandia Life Assurance  Corporation,  Attention:
Customer Service,  P.O. Box 7040,  Bridgeport,  Connecticut  06601-7040.  Our phone number is  1-800-752-6342.  You may also forward such a request electronically to our Customer Service Department at customerservice@americanskandia.com.

                         APPENDIX A - Financial Statements for American Skandia Life Assurance Corporation
                                             Variable Account B (Class 1 Sub-accounts)

                                                                                     Independent Auditor's Report

To the Contractowners of
       American Skandia Life Assurance Corporation
       Variable Account B - Class 1 and the
       Board of Directors and Shareholder of
       American Skandia Life Assurance Corporation
Shelton, Connecticut

We have audited the accompanying  statement of assets,  liabilities and contractowners'  equity of the seventy-one  sub-accounts of American Skandia Life Assurance  Corporation  Variable Account B -
Class 1, referred to in Note 1, as of December 31, 2000,  the related  statement of operations  for the year then ended and the  statements of changes in net assets for the years ended  December 31,
2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing  standards  generally  accepted in the United States.  Those standards require that we plan and perform the audit to obtain  reasonable  assurance about whether the financial statements are free of material misstatement.  An audit includes examining,  on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly,  in all material  respects,  the financial  position of the seventy-one  sub-accounts of American Skandia Life Assurance
Corporation  Variable  Account B - Class 1, referred to in Note 1, at December 31, 2000, the results of their  operations for the year then ended, and changes in their net assets for the years ended
December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

                                                                                                                                                                  /s/Ernst & Young

Hartford, Connecticut
February 2, 2001

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B --- CLASS 1
STATEMENT OF ASSETS, LIABILITIES, AND CONTRACTOWNER'S EQUITY
AS OF DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------     ------------------------------------------------------------------------------------------------------------------------

                                              ASSETS                                                                                                      LIABILITIES

Investment in mutual funds at market value ( Note 2 ):
      American Skandia Trust ( AST ):
            AIM Balanced Portfolio - 45,497,908 shares ( cost $608,445,652)                               $ 605,122,179      Payable to American Skandia Life Assurance Corporation                                                      $ 6,485,204
            AIM International Equity Portfolio - 27,646,748 shares ( cost $719,616,964)                     609,334,332      Payable to Evergreen Funds                                                                                      557,581
            Alger All Cap Growth Portfolio - 27,836,067 shares ( cost $257,979,693)                         190,398,697      Payable to INVESCO                                                                                           16,142,290
            Alger Growth Portfolio - 138,402,600 shares ( cost $1,383,911,762)                            1,317,592,754      Payable to Montgomery                                                                                         1,558,144
            Alger Mid-Cap Growth Portfolio - 88,304,086 shares ( cost $882,921,578)                         862,730,922      Payable to ProFunds                                                                                             320,362
            Alliance Growth & Income Portfolio - 71,905,125 shares ( cost $1,494,437,353)                 1,537,331,572      Payable to Davis Funds                                                                                            3,245
                                                                                                                                                                                                                                    -----------------
            Alliance Growth Portfolio - 29,594,220 shares ( cost $506,928,904)                              448,352,431                                Total Liabilities                                                                  25,066,826
            American Century International Growth I Portfolio - 16,778,817 shares ( cost $322,799,790)      304,703,325
            American Century International Growth II Portfolio - 29,591,041 shares ( cost $414,485,387)     366,928,914
            American Century Income and Growth Portfolio - 35,425,266 shares ( cost $492,850,025)           461,236,957
            American Century Startegic Balanced Portfolio - 15,059,035 shares ( cost $205,792,088)          206,308,773
            Cohens & Steers Real Estate Portfolio - 12,137,221 shares ( cost $113,422,912)                  123,556,909
            Federated Aggressive Growth Portfolio - 196,052 shares ( cost $1,877,366)                         1,784,071
            Federated High Yield Bond Portfolio - 48,667,311 shares ( cost $539,568,883)                    472,559,593                                   NET ASSETS
            Founders Passport Portfolio - 17,574,595 shares ( cost $317,494,063)                            261,861,462                                                                                                  Unit
            Gabelli All-Cap Value Portfolio - 1,269,709 shares ( cost $12,640,969)                           12,811,368      Contractowners' Equity                                                     Units            Value
            Gabelli Small-Cap Value Portfolio - 23,888,678 shares ( cost $276,119,872)                      311,030,594                  AST - AIM Balanced Portfolio                                    30,290,413         $ 19.98      605,122,179
            Invesco Equity Income Portfolio - 62,779,632 shares ( cost $1,080,043,669)                    1,104,293,722                  AST - AIM International Equity Portfolio                        19,112,622           31.88      609,334,332
            Jancap Growth Portfolio - 116,382,481 shares ( cost $5,175,066,093)                           4,082,697,429                  AST - Alger All Cap Growth Portfolio                            28,229,631            6.74      190,398,697
            Janus Overseas Growth Portfolio - 54,988,664 shares ( cost $1,258,399,206)                    1,029,387,786                  AST - Alger Growth Portfolio                                   138,664,577            9.50    1,317,592,754
            Janus Mid-Cap Growth Portfolio - 9,337,582 shares ( cost $87,106,144)                            62,001,543                  AST - Alger Mid-Cap Growth Portfolio                            88,470,750            9.75      862,730,922
            Janus Small-Cap Growth Portfolio - 27,056,250 shares ( cost $809,439,874)                       549,241,876                  AST - Alliance Growth & Income Portfolio                        53,536,296           28.72    1,537,331,572
            Janus Strategic Value Portfolio - 584,499 shares ( cost $5,791,466)                               5,757,311                  AST - Alliance Growth Portfolio                                 25,796,792           17.38      448,352,431
            Kemper Small Cap Value Portfolio - 65,047,617 shares ( cost $901,040,937)                       762,358,068                  AST - American Century International Growth I Portfolio         17,007,352           17.92      304,703,325
            Kinetics Internet Portfolio - 116,052 shares ( cost $1,019,394)                                     931,899                  AST - American Century International Growth II Portfolio        26,340,548           13.93      366,928,914
            Lord Abbett Bond Debenture Portfolio - 648,523 shares ( cost $6,528,278)                          6,582,509                  AST - American Century Income and Growth Portfolio              32,388,202           14.24      461,236,957
            Lord Abbett Small Cap Value Portfolio - 14,564,590 shares ( cost $175,113,823)                  211,914,783                  AST - American Century Startegic Balanced Portfolio             14,498,180           14.23      206,308,773
            Marsico Capital Growth Portfolio - 93,086,164 shares ( cost $1,662,628,238)                   1,684,859,573                  AST - Cohens & Steers Real Estate Portfolio                     11,891,188           10.39      123,556,909
            MFS Global Equity Portfolio - 2,760,630 shares ( cost $29,453,425)                               28,241,250                  AST - Federated Aggressive Growth Portfolio                        196,575            9.08        1,784,071
            MFS Growth Portfolio - 7,390,457 shares ( cost $84,949,589)                                      78,043,228                  AST - Federated High Yield Bond Portfolio                       36,914,825           12.80      472,559,593
            MFS Growth with Income Portfolio - 6,827,511 shares ( cost $72,523,701)                          71,893,686                  AST -  Founders Passport Portfolio                              16,245,805           16.12      261,861,462
            Money Market - 2,232,816,113 shares ( cost $2,232,816,113)                                    2,232,816,052                  AST - Gabelli All-Cap Value Portfolio                            1,273,094           10.06       12,811,368
            Neuberger & Berman Mid-Cap Growth Portfolio - 31,757,740 shares ( cost $813,345,414)            686,919,917                  AST - Gabelli Small-Cap Value Portfolio                         23,298,524           13.35      311,030,594
            Neuberger & Berman Mid-Cap Value Portfolio - 55,763,860 shares ( cost $798,422,622)             939,621,047                  AST - Invesco Equity Income Portfolio                           50,171,495           22.01    1,104,293,722
            PIMCO Limited Bond Portfolio - 35,829,128 shares ( cost $382,409,136)                           396,986,740                  AST -  Jancap Growth Portfolio                                  99,250,773           41.14    4,082,697,429
            PIMCO Total Return Bond Portfolio - 102,482,705 shares ( cost $1,141,782,869)                 1,188,799,380                  AST - Janus Overseas Growth Portfolio                           57,327,711           17.96    1,029,387,786
            Sanford Bernstein Mgt Index 500 Portfolio - 52,405,958 shares ( cost $715,949,276)              661,887,253                  AST -  Janus Mid-Cap Growth Portfolio                            9,426,102            6.58       62,001,543
            Scudder Japan Portfolio - 84,308 shares ( cost $740,937)                                            696,383                  AST - Janus Small-Cap Growth Portfolio                          25,535,093           21.51      549,241,876
            T. Rowe Price Asset Allocation Portfolio - 21,024,024 shares ( cost $348,757,292)               380,955,322                  AST - Janus Strategic Value Portfolio                              586,058            9.82        5,757,311
            T. Rowe Price Global Bond Portfolio - 12,519,936 shares ( cost $123,891,948)                    117,687,398                  AST - Kemper Small Cap Value Portfolio                          63,621,279           11.98      762,358,068
            T. Rowe Price Natural Resources Portfolio - 7,846,994 shares ( cost $111,451,439)               129,475,401                  AST - Kinetics Internet Portfolio                                  116,363            8.01          931,899
      The Alger American Fund (AAF)                                                                                                      AST - Lord Abbett Bond Debenture Portfolio                         650,253           10.12        6,582,509
            Small Capitalization Portfolio - 0 shares ( cost $0)                                                      -                  AST - Lord Abbett Small Cap Value Portfolio                     15,193,053           13.95      211,914,783
            Growth Portfolio - 0 shares ( cost $0)                                                                    -                  AST - Marsico Capital Growth Portfolio                          94,627,691           17.81    1,684,859,573
            Midcap Growth Portfolio - 0 shares ( cost $0)                                                             -                  AST - MFS Global Equity Portfolio                                2,803,013           10.08       28,241,250
      Davis Funds:                                                                                                                       AST - MFS Growth Portfolio                                       7,515,486           10.38       78,043,228
            Davis Value Fund  - 175,419 shares ( cost $1,925,004)                                             1,940,139                  AST - MFS Growth with Income Portfolio                           6,937,627           10.36       71,893,686
      Evergreen Funds:                                                                                                                   AST - Money Market                                             172,493,206           12.94    2,232,816,052
            VA Blue Chip Fund - 352,988 shares ( cost $3,450,577)                                             3,159,246                  AST - Neuberger & Berman Mid-Cap Growth Portfolio               26,517,850           25.90      686,919,917
            VA Capital Growth Fund - 202,158 shares ( cost $3,068,964)                                        3,321,455                  AST - Neuberger & Berman Mid-Cap Value Portfolio                44,558,699           21.09      939,621,047
            VA Equity Index Fund - 278,608 shares ( cost $3,134,055)                                          2,869,663                  AST - PIMCO Limited Bond Portfolio                              31,046,956           12.79      396,986,740
            VA Foundation Fund - 499,518 shares ( cost $7,718,392)                                            7,292,962                  AST - PIMCO Total Return Bond Portfolio                         82,545,240           14.40    1,188,799,380
            VA Global Leaders Fund - 650,255 shares ( cost $9,685,789)                                        9,363,666                  AST - Sanford Bernstein Mgt Index 500 Portfolio                 48,835,089           13.55      661,887,253
            VA Omega Fund - 770,266 shares ( cost $16,503,494)                                               13,071,421                  AST - Scudder Japan Portfolio                                       84,394            8.25          696,383
            VA Perpetual International Fund - 31,752 shares ( cost $501,353)                                    499,460                  AST - T. Rowe Price Asset Allocation Portfolio                  19,704,198           19.33      380,955,322
            VA Small Cap Value Fund - 68,492 shares ( cost $761,429)                                            801,354                  AST - T. Rowe Price Global Bond Portfolio                       11,219,502           10.49      117,687,398
            VA Special Equity Fund - 1,796,517 shares ( cost $21,787,376)                                    19,061,042                  AST - T. Rowe Price Natural Resources Portfolio                  6,520,983           19.86      129,475,401
            VA Strategic Income Fund - 129,312 shares ( cost $1,243,188)                                      1,165,101                  AAF - Small Capitalization Portfolio                                     -               -                -
      INVESCO Variable Investment Funds ( INVESCO ):                                                                                     AAF - Growth Portfolio                                                   -               -                -
            VIF Dynamics Fund - 8,289,826 shares ( cost $179,756,576)                                       150,957,726                  AAF - Mid Cap Growth Portfolio                                           -               -                -
            VIF Financial Services Fund - 14,295,717 shares ( cost $181,050,694)                            197,852,718                  Davis Value Fund                                                   195,203            9.94        1,940,139
            VIF Health Sciences Fund - 13,540,803 shares ( cost $262,294,225)                               282,867,376                  Evergreen - VA Blue Chip Fund                                      351,338            8.99        3,159,246
            VIF Telecommunications Fund - 16,287,999 shares ( cost $262,818,508)                            197,247,663                  Evergreen - VA Capital Growth Fund                                 268,886           12.35        3,321,455
            VIF Technology Fund - 12,968,372 shares ( cost $520,689,315)                                    367,912,719                  Evergreen - VA Equity Index Fund                                   302,954            9.47        2,869,663
      Montgomery Variable Series ( Montgomery ):                                                                                         Evergreen - VA Foundation Fund                                     755,890            9.65        7,292,962
            Emerging Markets Portfolio - 11,779,888 shares ( cost $109,263,676)                              91,411,931                  Evergreen - VA Global Leaders Fund                                 887,758           10.55        9,363,666
      Neuberger & Berman Advisors Managers Trust (NBAMT):                                                                                Evergreen - VA Omega Fund                                        1,637,475            7.98       13,071,421
            Partners Portfolio - 0 shares ( cost $0)                                                                  -                  Evergreen - VA Perpetual International Fund                         57,408            8.70          499,460
      Nike:                                                                                                                              Evergreen - VA Small Cap Value Fund                                 65,490           12.24          801,354
            First Trust 10 Portfolio - 2,383,401 shares ( cost $24,925,293)                                  19,996,733                  Evergreen - VA Special Equity Fund                               1,731,145           11.01       19,061,042
      ProFunds:                                                                                                                          Evergreen - VA Strategic Income Fund                               118,558            9.83        1,165,101
            VP Ultra OTC - 7,053,693 shares ( cost $279,098,229)                                            108,909,026                  INVESCO - VIF Dynamics Fund                                     11,409,827           13.23      150,957,726
            VP Europe - 766,229 shares ( cost $25,005,771)                                                   24,496,343                  INVESCO - VIF Financial Services Fund                           14,091,636           14.04      197,852,718
            VP Ultra Small Cap - 1,083,805 shares ( cost $29,942,314)                                        29,923,850                  INVESCO - VIF Health Sciences Fund                              19,381,405           14.59      282,867,376
      Rydex Inc.:                                                                                                                        INVESCO - VIF Telecommunications Fund                           17,856,118           11.05      197,247,663
            Nova - 9,061,059 shares ( cost $138,251,709)                                                    125,858,116                  INVESCO - VIF Technology Fund                                   29,491,113           12.48      367,912,719
            Ursa - 3,959,094 shares ( cost $23,685,316)                                                      24,110,882                  Montgomery - Emerging Markets Portfolio                         12,899,472            7.09       91,411,931
            OTC - 14,660,596 shares ( cost $495,656,851)                                                    334,701,417                  NBAMT - Partners                                                         -               -                -
      Wells Fargo Variable Trust (WFVT):                                                                                                 Nike - First Trust 10 Portfolio                                  2,690,435            7.43       19,996,733
            Equity Value Fund - 4,379,638 shares ( cost $41,523,121)                                         42,482,491                  Profunds - VP Ultra OTC                                         17,597,528            6.19      108,909,026
            Equity Income Fund - 297,077 shares ( cost $4,906,339)                                            5,053,288                  Profunds - VP Europe                                             2,327,562           10.52       24,496,343
                                                                                                   ---------------------
                          Total Invested Assets                                                          26,574,022,197                  Profunds - VP Ultra Small Cap                                    3,258,574            9.18       29,923,850
                                                                                                                                         Rydex - Nova                                                    14,799,352            8.50      125,858,116
                                                                                                                                         Rydex - Ursa                                                     2,269,599           10.62       24,110,882
                                                                                                                                         Rydex - OTC                                                     32,179,793           10.40      334,701,417
Receivable from AST                                                                                          22,840,645                  WFVT - Equity Value Fund                                         4,442,888            9.56       42,482,491
Receivable from AAF                                                                                             476,668                  WFVT - Equity Income Fund                                          502,986           10.05        5,053,288
                                                                                                                                                                                                                                    -----------------
Receivable from Nike                                                                                             55,346                                Total Contractowner's Equity                                                   26,574,022,197
Receivable from WFVT                                                                                             65,399
Receivable from Rydex                                                                                         1,628,768
                                                                                                   --------------------
                          Total Receivables                                                                  25,066,826

                                                                                                   --------------------                                                                                                            -----------------
                          Total Assets                                                                 $ 26,599,089,023                                Total Liabilities & Contractowner's Equity                                   $ 26,599,089,023
                                                                                                   =====================                                                                                                            =================

------------------------------------------------------------------------------------------------------------------------     ------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                  Class 1 Sub-account Investing In:                                                                                Class 1 Sub-account Investing In:                                                                                   Class 1 Sub-account Investing In:                                                                                                         Class 1 Sub-account Investing In:                                                                                       Class 1 Sub-account Investing In:
                                                                                  --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      AST - AIM                    AST - AIM                  AST - Alger                  AST - Alger                  AST - Alger                 AST - Alliance               AST - Alliance              AST - American Century            AST - American Century            AST - American Century             AST - American Century            AST - Cohens & Steers             AST - Federated              AST - Federated               AST - Founders               AST - Gabelli                 AST - Gabelli                 AST - Invesco                AST - Jancap
                                                                                            Total                      Balanced              International Equity            All Cap Growth                   Growth                   Mid Cap Growth              Growth & Income                   Growth                  International Growth I           International Growth II               Income & Growth                   Strategic Balanced                   Real Estate                 Aggressive Growth             High Yield Bond                  Passport                  All-Cap Value                 Small Cap Value               Equity Income                   Growth
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INVESTMENT INCOME:
   Income
      Dividends                                                                                $ 117,364,437                 $ 10,559,162                 $ 1,445,456                          $ -                          $ -                          $ -                 $ 14,231,378                          $ -                                $ -                        $ 970,867                        $ 2,028,006                        $ 3,093,632                      $ 1,856,677                          $ -                 $ 55,217,782                          $ -                          $ -                    $ 1,497,043                $ 19,151,179                  $ 7,313,255
   Expenses
      Mortality and Expense Risk Charges and Administrative Fees (Note 6)                       (181,184,307)                  (8,147,404)                 (9,859,769)                  (2,587,208)                  (2,567,277)                  (1,635,667)                 (20,593,822)                  (6,195,333)                        (3,475,709)                      (5,973,163)                        (6,244,529)                        (3,001,302)                      (1,230,492)                      (1,332)                  (7,521,789)                  (4,570,840)                     (19,246)                    (3,855,132)                (15,164,398)                 (78,539,897)
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                                                     (63,819,870)                   2,411,758                  (8,414,313)                  (2,587,208)                  (2,567,277)                  (1,635,667)                  (6,362,444)                  (6,195,333)                        (3,475,709)                      (5,002,296)                        (4,216,523)                            92,330                          626,185                       (1,332)                  47,695,993                   (4,570,840)                     (19,246)                    (2,358,089)                  3,986,781                  (71,226,642)
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

REALIZED GAIN (LOSS) ON INVESTMENTS:
   Proceeds from Sales                                                                         4,860,461,566                   66,575,786                 619,213,903                  105,214,087                   33,402,518                   84,110,327                  343,726,635                  118,831,888                        292,911,616                      276,326,506                         83,890,915                         27,385,768                       87,029,368                       76,907                  315,499,624                  437,095,244                    2,971,486                    158,163,876                 267,806,531                1,540,228,581
   Cost of Securities Sold                                                                     4,233,729,700                   49,527,306                 569,950,324                  135,053,246                   34,733,510                   88,361,942                  324,627,656                   85,279,790                        269,983,932                      253,909,665                         71,802,027                         21,880,896                       80,784,164                       80,407                  371,474,298                  501,630,506                    3,033,181                    164,778,661                 252,895,954                  953,942,235

                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
       Net Gain (Loss)                                                                           626,731,866                   17,048,480                  49,263,579                  (29,839,159)                  (1,330,992)                  (4,251,615)                  19,098,979                   33,552,098                         22,927,684                       22,416,841                         12,088,888                          5,504,872                        6,245,204                       (3,500)                 (55,974,674)                 (64,535,262)                     (61,695)                    (6,614,785)                 14,910,577                  586,286,346
   Short-Term Capital Gain Distributions Received                                                198,119,056                   15,593,430                  42,274,776                            -                            -                            -                   28,626,858                   21,766,953                          4,168,123                        1,072,304                         14,387,977                          8,645,270                                -                            -                            -                   34,077,777                            -                      5,797,795                  21,707,793                            -
   Long-Term Capital Gain Distributions Received                                                 829,048,609                   19,977,640                  50,998,367                            -                            -                            -                  136,102,637                    7,826,295                          1,712,809                       45,437,971                          7,385,611                          3,492,584                                -                            -                            -                   19,819,525                            -                      7,244,970                  53,088,804                  475,961,396
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET REALIZED GAIN (LOSS)                                                                       1,653,899,531                   52,619,550                 142,536,722                  (29,839,159)                  (1,330,992)                  (4,251,615)                 183,828,474                   63,145,346                         28,808,616                       68,927,116                         33,862,476                         17,642,726                        6,245,204                       (3,500)                 (55,974,674)                 (10,637,960)                     (61,695)                     6,427,980                  89,707,174                1,062,247,742
UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Beginning of Period                                                                         2,797,006,986                   90,021,509                 237,653,998                            -                            -                            -                  164,437,017                   90,979,758                         54,317,354                      101,100,943                         55,066,347                         27,961,775                       (1,104,266)                           -                  (17,468,297)                  71,235,177                            -                    (11,124,827)                 84,407,782                1,849,522,716
   End of Period                                                                              (1,525,767,024)                  (3,323,475)               (110,282,633)                 (67,580,996)                 (66,319,007)                 (20,190,656)                  42,894,219                  (58,576,473)                       (18,096,465)                     (47,556,473)                       (31,613,068)                           516,686                       10,133,996                      (93,295)                 (67,009,291)                 (55,632,602)                     170,400                     34,910,721                  24,250,053               (1,092,368,665)
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET UNREALIZED GAIN (LOSS)                                                                    (4,322,774,010)                 (93,344,984)               (347,936,631)                 (67,580,996)                 (66,319,007)                 (20,190,656)                (121,542,798)                (149,556,231)                       (72,413,819)                    (148,657,416)                       (86,679,415)                       (27,445,089)                      11,238,262                      (93,295)                 (49,540,994)                (126,867,779)                     170,400                     46,035,548                 (60,157,729)              (2,941,891,381)
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                             $ (2,732,694,349)               $ (38,313,676)             $ (213,814,222)              $ (100,007,363)               $ (70,217,276)               $ (26,077,938)                $ 55,923,232                $ (92,606,218)                     $ (47,080,912)                   $ (84,732,596)                     $ (57,033,462)                      $ (9,710,033)                    $ 18,109,651                    $ (98,127)               $ (57,819,675)              $ (142,076,579)                    $ 89,459                   $ 50,105,439                $ 33,536,226             $ (1,950,870,281)
                                                                                  ============================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

----------------------------------------------------------------------------------                           ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Class 1 Sub-account Investing In:                                                                                  Class 1 Sub-account Investing In:                                                                                         Class 1 Sub-account Investing In:                                                                                                       Class 1 Sub-account Investing In:                                                                                   Class 1 Sub-account Investing In:
                                                                                                             ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     AST - Janus                  AST - Janus                 AST - Janus                  AST - Janus                  AST - Kemper                AST - Kinetics             AST - Lord Abbett               AST - Lord Abbett                   AST - Marsico                       AST - MFS                          AST - MFS                         AST - MFS                         AST                AST - Neuberger & Berman     AST - Neuberger & Berman           AST - PIMCO                   AST - PIMCO             AST - Sanford Bernstein          AST - Scudder                 AST - T. Rowe Price
                                                                                                                   Overseas Growth              Mid-Cap Growth              Small-Cap Growth             Strategic Value              Small-Cap Value                  Internet                  Bond Debenture                 Small Cap Value                    Capital Growth                    Global Equity                     Growth Portfolio                 Growth with Income                Money Market                Mid-Cap Growth               Mid-Cap Value                 Limited Bond               Total Return Bond                 Index 500                     Japan                       Asset Allocation
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

INVESTMENT INCOME:
   Income
      Dividends                                                                                                               $ 9,184,903                         $ -                          $ -                          $ -                          $ -                          $ -                          $ -                                $ -                              $ -                            $ 5,497                            $ 3,088                         $ 10,604                $ 113,132,628                          $ -                  $ 2,080,786                 $ 20,440,624                   $ 51,823,520                 $ 3,330,996                      $ 1,232                     $ 10,114,959
   Expenses
      Mortality and Expense Risk Charges and Administrative Fees (Note 6)                                                      (20780,638)                   (432,066)                 (14,260,238)                      (7,665)                 (12,994,136)                      (2,132)                      (4,642)                        (1,636,480)                     (24,931,385)                          (179,741)                          (558,629)                        (479,051)                 (27,056,772)                  (9,739,008)                 (10,020,702)                  (5,272,032)                   (15,141,999)                 (9,505,808)                      (2,317)                      (5,780,398)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------
NET INVESTMENT INCOME (LOSS)                                                                                                  (11,595,735)                   (432,066)                 (14,260,238)                      (7,665)                 (12,994,136)                      (2,132)                      (4,642)                        (1,636,480)                     (24,931,385)                          (174,244)                          (555,541)                        (468,447)                  86,075,856                   (9,739,008)                  (7,939,916)                  15,168,592                     36,681,521                  (6,174,812)                      (1,085)                       4,334,561
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

REALIZED GAIN (LOSS) ON INVESTMENTS:
   Proceeds from Sales                                                                                                      1,129,149,583                  22,958,901                  364,563,038                       74,369                  516,831,075                      817,332                    1,491,563                         39,468,963                      467,185,960                         13,005,959                          1,948,251                        5,886,140               10,416,107,793                  864,796,399                  259,315,076                  192,552,556                    324,120,456                 349,987,079                   12,363,273                       94,823,013
   Cost of Securities Sold                                                                                                    680,306,707                  23,878,722                  193,642,802                       75,197                  321,714,296                      908,575                    1,477,391                         32,253,151                      300,660,276                         13,185,957                          1,747,867                        5,771,355               10,416,107,793                  750,055,661                  238,952,539                  195,367,589                    338,576,262                 337,694,876                   12,356,503                       65,544,532

                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------
       Net Gain (Loss)                                                                                                        448,842,876                    (919,821)                 170,920,236                         (828)                 195,116,779                      (91,243)                      14,172                          7,215,812                      166,525,684                           (179,998)                           200,384                          114,785                            -                  114,740,738                   20,362,537                   (2,815,033)                   (14,455,806)                 12,292,203                        6,770                       29,278,481
   Short-Term Capital Gain Distributions Received                                                                                       -                           -                  108,835,676                            -                   48,014,769                            -                            -                                  -                       38,447,314                              2,102                                  -                                -                        7,418                            -                    2,504,895                            -                              -                  29,402,872                            -                           12,411
   Long-Term Capital Gain Distributions Received                                                                               12,868,245                           -                   19,660,270                            -                            -                            -                            -                                  -                        4,805,973                                (19)                                 -                                -                          629                   13,201,805                            -                            -                              -                  10,226,842                            -                        4,049,288
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET REALIZED GAIN (LOSS)                                                                                                      461,711,121                    (919,821)                 299,416,182                         (828)                 243,131,548                      (91,243)                      14,172                          7,215,812                      209,778,971                           (177,915)                           200,384                          114,785                        8,047                  127,942,543                   22,867,432                   (2,815,033)                   (14,455,806)                 51,921,917                        6,770                       33,340,180
UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Beginning of Period                                                                                                        558,256,845                           -                  592,176,377                            -                  329,253,045                            -                            -                          4,845,224                      501,644,806                            105,895                            325,814                          252,209                            -                  124,170,953                  (15,947,584)                   2,050,978                    (34,751,893)                 65,257,049                            -                       78,285,428
   End of Period                                                                                                             (229,011,421)                (25,104,601)                (260,197,998)                     (34,155)                (138,682,868)                     (87,495)                      54,231                         36,800,960                       22,231,335                         (1,212,175)                        (6,906,361)                        (630,016)                                             (126,425,497)                 141,198,425                   14,577,604                     47,016,511                 (54,062,023)                     (44,554)                      32,198,030
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET UNREALIZED GAIN (LOSS)                                                                                                   (787,268,266)                (25,104,601)                (852,374,375)                     (34,155)                (467,935,913)                     (87,495)                      54,231                         31,955,736                     (479,413,471)                        (1,318,070)                        (7,232,175)                        (882,225)                           -                 (250,596,450)                 157,146,009                   12,526,626                     81,768,404                (119,319,072)                     (44,554)                     (46,087,398)
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                                               $              (337,152,880)             $  (26,456,488)              $ (567,218,431)                   $ (42,648)              $ (237,798,501)                  $ (180,870)                    $ 63,761                       $ 37,535,068                   $ (294,565,885)                      $ (1,670,229)                      $ (7,587,332)                    $ (1,235,887)                $ 86,083,903               $ (132,392,915)               $ 172,073,525                 $ 24,880,185                  $ 103,994,119               $ (73,571,967)                   $ (38,869)                    $ (8,412,657)
===========================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================    =============================

----------------------------------------------------------------------------------                           ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

----------------------------------------------------------------------------------                           ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Class 1 Sub-account Investing In:                                                                                  Class 1 Sub-account Investing In:                                                                                         Class 1 Sub-account Investing In:                                                                                                       Class 1 Sub-account Investing In:                                                                                   Class 1 Sub-account Investing In:
                                                                                                             ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                          Montgomery
                                                                                                                 AST - T. Rowe Price          AST - T. Rowe Price                Davis                      Evergreen                    Evergreen                    Evergreen                    Evergreen                       Evergreen                         Evergreen                         Evergreen                          Evergreen                         Evergreen                      Evergreen                     INVESCO                   INVESCO - VIF                INVESCO - VIF                 INVESCO - VIF                 INVESCO - VIF                  Emerging                           Nike
                                                                                                                     Global Bond               Natural Resources                 Value                     VA Blue Chip              VA Capital Growth             VA Equity Index               VA Foundation                 VA Global Leaders                      VA Omega                 VA Perpetual International             VA Small Cap Value                VA Special Equity             VA Strategic Income              VIF Dynamics              Financial Services            Health Sciences              Telecommunications               Technology                    Markets                       First Trust 10
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

INVESTMENT INCOME:
   Income
      Dividends                                                                                                               $ 2,122,503                   $ 914,180                          $ -                      $ 7,326                         $ 21                     $ 27,778                    $ 114,162                           $ 44,237                          $ 7,089                                $ -                            $ 6,479                              $ -                     $ 98,792                          $ -                          $ -                          $ -                            $ -                         $ -                          $ -                              $ -
   Expenses
      Mortality and Expense Risk Charges and Administrative Fees (Note 6)                                                      (1,792,339)                 (1,570,035)                      (7,091)                     (14,685)                     (12,703)                     (15,310)                     (36,758)                           (80,000)                         (68,960)                            (3,121)                            (3,199)                        (167,241)                      (6,625)                  (1,595,528)                  (1,211,729)                  (1,894,806)                    (3,166,966)                 (5,283,922)                  (1,747,842)                        (116,259)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------
NET INVESTMENT INCOME (LOSS)                                                                                                      330,164                    (655,855)                      (7,091)                      (7,359)                     (12,682)                      12,468                       77,404                            (35,763)                         (61,871)                            (3,121)                             3,280                         (167,241)                      92,167                   (1,595,528)                  (1,211,729)                  (1,894,806)                    (3,166,966)                 (5,283,922)                  (1,747,842)                        (116,259)
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

REALIZED GAIN (LOSS) ON INVESTMENTS:
   Proceeds from Sales                                                                                                         38,985,338                 102,575,783                       20,153                       24,451                       10,836                       34,749                      157,893                          7,687,135                            5,091                          1,028,573                             26,247                        2,620,060                       48,824                  149,011,538                   90,691,898                   85,929,824                    378,330,230                 542,973,728                  169,274,865                        8,378,218
   Cost of Securities Sold                                                                                                     43,081,981                  91,012,465                       20,222                       24,940                       10,616                       37,798                      162,879                          7,708,439                            6,845                          1,072,606                             24,730                        2,334,861                       48,911                  146,920,527                   84,529,770                   85,135,450                    406,637,855                 582,214,157                  161,881,004                        9,517,408

                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------
       Net Gain (Loss)                                                                                                         (4,096,643)                 11,563,318                          (69)                        (489)                         220                       (3,049)                      (4,986)                           (21,304)                          (1,754)                           (44,033)                             1,517                          285,199                          (87)                   2,091,011                    6,162,128                      794,374                    (28,307,625)                (39,240,429)                   7,393,861                       (1,139,190)
   Short-Term Capital Gain Distributions Received                                                                                       -                           -                       15,648                            -                            -                          253                            -                                  -                            2,510                                  -                              9,679                          171,516                            -                       62,765                      145,778                      241,040                        576,651                     835,153                            -                                -
   Long-Term Capital Gain Distributions Received                                                                                        -                           -                          782                            -                        1,342                          270                          528                                  -                            2,999                                  -                             14,910                                -                            -                       96,357                            -                       27,254                              -                      36,079                            -                                -
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET REALIZED GAIN (LOSS)                                                                                                       (4,096,643)                 11,563,318                       16,361                         (489)                       1,562                       (2,526)                      (4,458)                           (21,304)                           3,755                            (44,033)                            26,106                          456,715                          (87)                   2,250,133                    6,307,906                    1,062,668                    (27,730,974)                (38,369,197)                   7,393,861                       (1,139,190)
UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Beginning of Period                                                                                                         (7,013,215)                  6,283,253                            -                            -                            -                            -                            -                             17,274                                -                                  -                                  -                          200,289                            -                    3,218,773                       69,846                      419,823                      9,624,329                  12,339,485                   27,264,672                                -
   End of Period                                                                                                               (6,204,550)                 18,023,963                       15,135                     (291,331)                     252,491                     (264,391)                    (425,429)                          (322,123)                      (3,432,073)                            (1,892)                            39,925                       (2,726,334)                     (78,087)                 (28,798,850)                  16,802,025                   20,573,152                    (65,570,845)               (152,776,597)                 (17,851,745)                      (4,928,560)
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET UNREALIZED GAIN (LOSS)                                                                                                        808,665                  11,740,710                       15,135                     (291,331)                     252,491                     (264,391)                    (425,429)                          (339,397)                      (3,432,073)                            (1,892)                            39,925                       (2,926,623)                     (78,087)                 (32,017,623)                  16,732,179                   20,153,329                    (75,195,174)               (165,116,082)                 (45,116,417)                      (4,928,560)
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                                                                (2,957,814)               $ 22,648,173                     $ 24,405                   $ (299,179)                   $ 241,371                   $ (254,449)                  $ (352,483)                        $ (396,464)                    $ (3,490,189)                         $ (49,046)                          $ 69,311                     $ (2,637,149)                    $ 13,993                $ (31,363,018)                $ 21,828,356                 $ 19,321,191                 $ (106,093,114)             $ (208,769,201)               $ (39,470,398)                    $ (6,184,009)
==============================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================    =============================

----------------------------------------------------------------------------------                           ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

* Date Operations Commenced
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

----------------------------------------------------------------------------------                           -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Class 1 Sub-account Investing In:                                                                                  Class 1 Sub-account Investing In:                                                                                         Class 1 Sub-account Investing In:
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     ProFunds VP                  ProFunds VP                 ProFunds VP                     Rydex                        Rydex                        Rydex                         WFVT                            WFVT                              AAF                               AAF
                                                                                                                      Ultra OTC                     Europe                  Ultra Small Cap                    Nova                         Ursa                         OTC                      Equity Value                   Equity Income                         Growth                           Mid Cap
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INVESTMENT INCOME:
   Income
      Dividends                                                                                                                       $ -                         $ -                     $ 17,083                  $ 1,405,459                    $ 540,747                          $ -                    $ 201,101                           $ 35,781                              $ -                                $ -
   Expenses
      Mortality and Expense Risk Charges and Administrative Fees (Note 6)                                                      (2,304,406)                   (584,610)                    (478,265)                  (2,173,428)                    (282,431)                  (7,131,232)                    (416,181)                           (35,246)                     (20,524,239)                       (11,337,429)
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                                                                                   (2,324,406)                   (584,610)                    (461,182)                    (767,969)                     258,316                   (7,131,232)                    (215,080)                               535                      (20,524,239)                       (11,337,429)
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

REALIZED GAIN (LOSS) ON INVESTMENTS:
   Proceeds from Sales                                                                                                        268,307,700                 439,631,403                  505,437,761                  615,533,775                  288,580,337                1,348,678,957                   11,771,053                            672,048                    1,859,045,856                      1,945,486,466
   Cost of Securities Sold                                                                                                    345,292,231                 462,400,156                  527,324,581                  656,066,029                  285,457,105                1,447,179,733                   11,662,186                            694,081                    1,986,500,941                      1,851,969,288

                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
       Net Gain (Loss)                                                                                                        (76,984,531)                (22,768,753)                 (21,886,820)                 (40,532,254)                   3,123,232                  (98,500,776)                     108,867                            (22,033)                    (127,455,085)                        93,517,178
   Short-Term Capital Gain Distributions Received                                                                              10,478,413                     103,873                      373,920                    4,195,856                            -                   22,196,279                            -                             17,497                       97,498,532                         82,891,348
   Long-Term Capital Gain Distributions Received                                                                               10,547,630                       4,511                      100,453                    6,620,180                            -                    2,537,941                            -                             41,852                      119,119,331                         20,954,477
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET REALIZED GAIN (LOSS)                                                                                                      (55,958,488)                (22,660,369)                 (21,412,447)                 (29,716,218)                   3,123,232                  (73,766,556)                     108,867                             37,316                       89,162,778                        197,363,003
UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Beginning of Period                                                                                                         15,930,549                     220,897                      455,895                    5,121,889                     (439,010)                  55,906,048                     (560,713)                             3,150                      257,603,833                        112,117,870
   End of Period                                                                                                             (170,189,204)                   (509,428)                     (18,463)                 (12,393,594)                     425,567                 (160,955,435)                     959,371                            146,949                                -                                  -
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET UNREALIZED GAIN (LOSS)                                                                                                   (186,119,753)                   (730,325)                    (474,358)                 (17,515,483)                     864,577                 (216,861,483)                   1,520,084                            143,799                     (257,603,833)                      (112,117,870)
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                                                                                        $  (23,975,304)               $ (22,347,987)               $ (47,999,670)                 $ 4,246,125               $ (297,759,271)                 $ 1,413,871                          $ 181,650                   $ (188,965,294)                      $ 73,907,704
==============================================================================================================================================================================================================================================================================================================================================================================================================================

----------------------------------------------------------------------------------                           -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                                                       AST - AIM                                                 AST - AIM                                 AST - Alger                                               AST - Alger                                                 AST - Alger                                                                AST - Alliance                                              AST - Alliance                                        AST - American Century                                    AST - American Century
                                                                                                            Total                                                 Balanced Portfolio                                       International Equity                           All Cap Growth                                                Growth                                                  Mid-Cap Growth                                                              Growth & Income                                                 Growth                                            International Growth I                                   International Growth II
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                   Jan. 2,* thru                   Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                $ (71,016,722)                  $ (37,572,377)                 $ 2,411,758                  $ 3,720,742                 $ (8,414,313)                $ (7,564,947)                $ (2,587,208)                         $ -                 $ (2,567,277)                          $ -                   $ (1,635,667)                          $ -                    $ (6,362,444)                 $ (5,466,386)                $ (6,195,333)                $ (3,987,309)                $ (3,475,709)                $ (1,384,306)                $ (5,002,296)               $ (3,132,947)
     Net Realized Gain (Loss)                                                                    3,137,063,351                   2,594,363,071                   52,619,550                   42,409,808                  142,536,722                  109,500,383                  (29,839,159)                           -                   (1,330,992)                            -                     (4,251,615)                            -                     183,828,474                   182,734,127                   63,145,346                   35,673,158                   28,808,616                    5,239,075                   68,927,116                  50,858,290
     Net Unrealized Gain (Loss) On Investments                                                  (8,146,306,514)                  3,506,090,943                  (93,344,984)                  30,997,262                 (347,936,631)                 185,965,568                  (67,580,996)                           -                  (66,319,007)                            -                    (20,190,656)                            -                    (121,542,798)                   (6,412,196)                (149,556,231)                  51,556,829                  (72,413,819)                  53,932,229                 (148,657,416)                 72,468,212
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                         (5,080,259,885)                  6,062,881,637                  (38,313,676)                  77,127,812                 (213,814,222)                 287,901,004                 (100,007,363)                           -                  (70,217,276)                            -                    (26,077,938)                            -                      55,923,232                   170,855,545                  (92,606,218)                  83,242,678                  (47,080,912)                  57,786,998                  (84,732,596)                120,193,555
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                          7,657,892,463                   6,349,042,029                  155,449,449                   64,854,057                  165,491,349                   55,175,029                  140,745,244                            -                    6,729,763                             -                      4,373,488                             -                     161,825,964                   255,394,560                  105,010,204                   41,281,198                  120,636,499                   28,463,642                   24,961,846                  33,425,909
     Net Transfers Between Sub-accounts                                                             18,352,124                      15,484,304                   71,392,669                  (13,140,413)                 (11,374,177)                 (34,579,212)                 161,697,109                            -                1,399,927,736                             -                    894,250,483                             -                         332,482                   (25,357,099)                 119,674,414                  (51,303,563)                  99,179,233                   (4,789,257)                 (28,332,452)                (82,874,435)
     Surrenders                                                                                 (2,709,688,618)                 (1,755,533,481)                 (72,863,196)                 (41,811,935)                 (74,573,053)                 (47,332,474)                 (12,036,293)                           -                  (18,847,469)                            -                     (9,815,111)                            -                    (137,097,989)                 (101,401,105)                 (32,355,026)                 (18,794,885)                 (16,509,380)                  (8,373,745)                 (35,808,042)                (31,080,164)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                          4,966,555,969                   4,608,992,852                  153,978,922                    9,901,709                   79,544,119                  (26,736,657)                 290,406,060                            -                1,387,810,030                             -                    888,808,860                             -                      25,060,457                   128,636,356                  192,329,592                  (28,817,250)                 203,306,352                   15,300,640                  (39,178,648)                (80,528,690)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                           (113,703,916)                 10,671,874,489                  115,665,246                   87,029,521                 (134,270,103)                 261,164,347                  190,398,697                            -                1,317,592,754                             -                    862,730,922                             -                      80,983,689                   299,491,901                   99,723,374                   54,425,428                  156,225,440                   73,087,638                 (123,911,244)                 39,664,865
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                        26,687,726,113                  16,015,851,624                  489,456,933                  402,427,412                  743,604,435                  482,440,088                                                         -                                                          -                                                            -                   1,456,347,883                 1,156,855,982                  348,629,057                  294,203,629                  148,477,885                   75,390,247                  490,840,158                 451,175,293
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                            $ 26,574,022,197                $ 26,687,726,113                $ 605,122,179                $ 489,456,933                $ 609,334,332                $ 743,604,435                $ 190,398,697                          $ -              $ 1,317,592,754                           $ -                  $ 862,730,922                           $ -                 $ 1,537,331,572               $ 1,456,347,883                $ 448,352,431                $ 348,629,057                $ 304,703,325                $ 148,477,885                $ 366,928,914               $ 490,840,158
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   AST - American Century                                      AST - American Century                                     AST - Cohens & Steers                                        AST - Federated                            AST - Federated                                              AST - Founders                                                               AST - Gabelli                                               AST - Gabelli                                             AST - INVESCO                                             AST - JanCap
                                                                                                       Income & Growth                                            Strategic Balanced                                            Real Estate                                            Aggressive Growth                           High Yield Bond                                                 Passport                                                                  All Cap Value                                              Small Cap Value                                            Equity Income                                                Growth
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                 $ (4,216,523)                   $ (1,870,742)                    $ 92,330                 $ (1,375,378)                   $ 626,185                    $ 232,870                     $ (1,332)                         $ -                 $ 47,695,993                  $ 35,815,076                   $ (4,570,840)                 $ (1,480,975)                      $ (19,246)                          $ -                 $ (2,358,089)                $ (1,530,582)                 $ 3,986,781                  $ 1,566,627                $ (71,226,642)              $ (60,311,575)
     Net Realized Gain (Loss)                                                                       33,862,476                      13,331,439                   17,642,726                    2,868,743                    6,245,204                   (3,031,748)                      (3,500)                           -                  (55,974,674)                  (13,574,620)                   (10,637,960)                   22,483,774                         (61,695)                            -                    6,427,980                  (16,397,924)                  89,707,174                   73,836,927                1,062,247,742               1,034,785,585
     Net Unrealized Gain (Loss) On Investments                                                     (86,679,415)                     37,248,776                  (27,445,089)                  16,065,624                   11,238,262                    1,897,123                      (93,295)                           -                  (49,540,994)                  (19,561,275)                  (126,867,779)                   69,144,522                         170,400                             -                   46,035,548                   14,734,309                  (60,157,729)                   8,043,868               (2,941,891,381)                873,924,691
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                            (57,033,462)                     48,709,473                   (9,710,033)                  17,558,989                   18,109,651                     (901,755)                     (98,127)                           -                  (57,819,675)                    2,679,181                   (142,076,579)                   90,147,321                          89,459                             -                   50,105,439                   (3,194,197)                  33,536,226                   83,447,422               (1,950,870,281)              1,848,398,701
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                            150,905,022                      91,265,885                   39,478,424                   87,292,136                   17,208,495                   19,294,009                      329,092                            -                   75,723,630                   156,671,542                    149,947,892                    12,039,709                       2,547,865                             -                   32,789,977                   46,713,574                  148,061,102                  197,744,545                  977,864,053               1,067,968,042
     Net Transfers Between Sub-accounts                                                             52,232,815                      36,249,731                  (12,175,711)                  23,644,848                   42,112,008                    4,829,373                    1,555,293                            -                  (91,887,293)                  (70,561,975)                    70,736,589                    (2,429,028)                     10,269,636                             -                   10,829,929                  (68,408,489)                  18,295,872                  (10,371,533)                (195,978,719)                (63,694,319)
     Surrenders                                                                                    (30,668,893)                    (15,256,845)                 (19,008,080)                 (10,557,524)                  (5,854,644)                  (2,478,936)                      (2,187)                           -                  (51,387,823)                  (65,132,053)                   (23,527,301)                   (8,395,572)                        (95,592)                            -                  (19,805,822)                 (14,739,893)                 (90,064,766)                 (69,353,138)                (480,860,576)               (308,428,489)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                            172,468,944                     112,258,771                    8,294,633                  100,379,460                   53,465,859                   21,644,446                    1,882,198                            -                  (67,551,487)                   20,977,514                    197,157,180                     1,215,109                      12,721,909                             -                   23,814,084                  (36,434,808)                  76,292,208                  118,019,874                  301,024,758                 695,845,234
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                            115,435,482                     160,968,244                   (1,415,400)                 117,938,449                   71,575,510                   20,742,691                    1,784,071                            -                 (125,371,161)                   23,656,695                     55,080,601                    91,362,430                      12,811,368                             -                   73,919,523                  (39,629,005)                 109,828,434                  201,467,296               (1,649,845,523)              2,544,243,935
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                           345,801,475                     184,833,231                  207,724,173                   89,785,724                   51,981,399                   31,238,708                            -                            -                  597,930,754                   574,274,059                    206,780,861                   115,418,431                               -                             -                  237,111,071                  276,740,076                  994,465,288                  792,997,992                5,732,542,952               3,188,299,017
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                               $ 461,236,957                   $ 345,801,475                $ 206,308,773                $ 207,724,173                $ 123,556,909                 $ 51,981,399                  $ 1,784,071                          $ -                $ 472,559,593                 $ 597,930,754                  $ 261,861,462                 $ 206,780,861                    $ 12,811,368                           $ -                $ 311,030,594                $ 237,111,071              $ 1,104,293,722                $ 994,465,288              $ 4,082,697,429             $ 5,732,542,952
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                         AST - Janus                                   AST - Janus                                               AST - Janus                                               AST - Janus                                               AST - Kemper                                               AST - Kinetics                                              AST - Lord Abbett                                           AST - Lord Abbett                                           AST - Marsico                                               AST - MFS
                                                                                                       Overseas Growth                                Mid Cap Growth                                           Small Cap Growth                                          Strategic Value                                           Small Cap Value                                                 Internet                                                  Bond Debenture                                              Small Cap Value                                            Capital Growth                                            Global Equity
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                $ (11,595,735)                  $ (11,482,288)                  $ (432,066)                         $ -                $ (14,260,238)                $ (7,487,156)                    $ (7,665)                         $ -                $ (12,994,136)                 $ (5,984,455)                      $ (2,132)                          $ -                        $ (4,642)                          $ -                 $ (1,636,480)                  $ (763,677)               $ (24,931,385)               $ (14,194,102)                  $ (174,244)                   $ (2,458)
     Net Realized Gain (Loss)                                                                      461,711,121                      86,208,113                     (919,821)                           -                  299,416,182                   71,628,371                         (828)                           -                  243,131,548                    46,393,894                        (91,243)                            -                          14,172                             -                    7,215,812                     (578,929)                 209,778,971                   74,897,698                     (177,915)                      2,732
     Net Unrealized Gain (Loss) On Investments                                                    (787,268,266)                    540,902,236                  (25,104,601)                           -                 (852,374,375)                 576,061,780                      (34,155)                           -                 (467,935,913)                  329,253,045                        (87,495)                            -                          54,231                             -                   31,955,736                    5,818,500                 (479,413,471)                 434,097,479                   (1,318,070)                    105,895
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                           (337,152,880)                    615,628,061                  (26,456,488)                           -                 (567,218,431)                 640,202,995                      (42,648)                           -                 (237,798,501)                  369,662,484                       (180,870)                            -                          63,761                             -                   37,535,068                    4,475,894                 (294,565,885)                 494,801,075                   (1,670,229)                    106,169
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                            197,489,457                     224,252,910                   41,691,279                            -                   74,706,240                  201,984,481                    1,198,718                            -                  195,980,211                    24,773,868                        219,281                             -                         381,262                             -                   34,444,437                   27,031,518                  437,999,730                  463,545,461                   15,258,139                     191,307
     Net Transfers Between Sub-accounts                                                           (208,315,999)                    102,132,687                   48,369,579                            -                 (240,856,158)                 282,244,629                    4,611,520                            -                   77,321,399                   466,186,888                        895,947                             -                       6,285,816                             -                   77,428,084                    2,025,241                    1,192,958                  191,591,888                   14,176,486                     993,155
     Surrenders                                                                                    (99,261,698)                    (51,686,777)                  (1,602,827)                           -                  (69,689,069)                 (36,756,036)                     (10,279)                           -                  (93,364,141)                  (40,404,140)                        (2,459)                            -                        (148,330)                            -                   (7,219,612)                  (4,015,662)                (116,886,757)                 (63,339,875)                    (808,466)                     (5,311)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                           (110,088,240)                    274,698,820                   88,458,031                            -                 (235,838,987)                 447,473,074                    5,799,959                            -                  179,937,469                   450,556,616                      1,112,769                             -                       6,518,748                             -                  104,652,909                   25,041,097                  322,305,931                  591,797,474                   28,626,159                   1,179,151
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                           (447,241,120)                    890,326,881                   62,001,543                            -                 (803,057,418)               1,087,676,069                    5,757,311                            -                  (57,861,032)                  820,219,100                        931,899                             -                       6,582,509                             -                  142,187,977                   29,516,991                   27,740,046                1,086,598,549                   26,955,930                   1,285,320
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                         1,476,628,906                     586,302,025                                                                          1,352,299,294                  264,623,225                                                         -                  820,219,100                             -                                                            -                                                             -                   69,726,806                   40,209,815                1,657,119,527                  570,520,978                    1,285,320                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                             $ 1,029,387,786                 $ 1,476,628,906                 $ 62,001,543                          $ -                $ 549,241,876              $ 1,352,299,294                  $ 5,757,311                          $ -                $ 762,358,068                 $ 820,219,100                      $ 931,899                           $ -                     $ 6,582,509                           $ -                $ 211,914,783                 $ 69,726,806              $ 1,684,859,573              $ 1,657,119,527                 $ 28,241,250                 $ 1,285,320
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                          AST - MFS                                                     AST - MFS                                                    AST                                                           AST - Neuberger & Berman                                   AST - Neuberger & Berman                           AST - PIMCO                                                   AST - PIMCO                                                          AST - Sanford Bernstein                         AST - Scudder                                          AST - T. Rowe Price
                                                                                           Growth                                                    Growth with Income                                         Money Market                                                          Mid-Cap Growth                                            Mid-Cap Value                                     Limited Bond                                               Total Return Bond                                                         Mgt Index 500                                     Japan                                                Asset Allocation
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                   $ (555,541)                       $ (5,717)                  $ (468,447)                   $ (10,271)                $ 86,075,856                 $ 46,585,670                 $ (9,739,008)                $ (3,839,123)                $ (7,939,916)                 $ (4,007,600)                  $ 15,168,592                  $ 12,671,629                    $ 36,681,521                  $ 25,089,716                 $ (6,174,812)                $ (5,272,629)                    $ (1,085)                         $ -                  $ 4,334,561                 $ 1,503,986
     Net Realized Gain (Loss)                                                                          200,384                          24,866                      114,785                        2,272                        8,047                      102,571                  127,942,543                   23,072,954                   22,867,432                    10,017,751                     (2,815,033)                    2,864,491                     (14,455,806)                   33,733,795                   51,921,917                   46,972,582                        6,770                            -                   33,340,180                  21,555,570
     Net Unrealized Gain (Loss) On Investments                                                      (7,232,175)                        325,814                     (882,225)                     252,209                            -                            -                 (250,596,450)                 103,877,551                  157,146,009                   (17,133,949)                    12,526,626                    (8,532,984)                     81,768,404                   (82,414,622)                (119,319,072)                  38,367,719                      (44,554)                           -                  (46,087,398)                 10,237,305
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                             (7,587,332)                        344,963                   (1,235,887)                     244,210                   86,083,903                   46,688,241                 (132,392,915)                 123,111,382                  172,073,525                   (11,123,798)                    24,880,185                     7,003,136                     103,994,119                   (23,591,111)                 (73,571,967)                  80,067,672                      (38,869)                           -                   (8,412,657)                 33,296,861
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                             46,406,264                       2,446,515                   40,430,301                    2,917,984                2,187,885,020                1,806,007,531                  209,722,652                   46,001,103                   76,507,818                    69,866,864                     58,016,105                    80,167,192                     152,548,125                   268,341,763                  128,906,590                  201,370,761                       58,175                            -                   47,515,910                 101,878,102
     Net Transfers Between Sub-accounts                                                             36,501,515                       1,847,389                   26,408,968                    4,659,382               (1,907,385,235)                (107,458,454)                 275,227,841                  (21,926,231)                 121,890,621                   357,483,913                    (26,152,462)                    1,458,005                      70,099,983                   (61,802,224)                  54,492,760                   64,320,676                      675,465                            -                  (51,381,193)                 (3,944,915)
     Surrenders                                                                                     (1,891,041)                        (25,045)                  (1,486,200)                     (45,073)                (455,810,549)                (333,344,784)                 (50,346,767)                 (18,862,465)                 (66,037,832)                  (45,253,125)                   (49,212,541)                  (37,887,402)                   (100,516,156)                  (82,490,942)                 (48,367,355)                 (28,116,927)                       1,612                            -                  (40,281,811)                (32,369,634)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                             81,016,738                       4,268,859                   65,353,070                    7,532,293                 (175,310,764)               1,365,204,293                  434,603,726                    5,212,407                  132,360,607                   382,097,652                    (17,348,898)                   43,737,795                     122,131,952                   124,048,597                  135,031,995                  237,574,510                      735,252                            -                  (44,147,094)                 65,563,553
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                             73,429,406                       4,613,822                   64,117,183                    7,776,503                  (89,226,861)               1,411,892,534                  302,210,811                  128,323,789                  304,434,132                   370,973,854                      7,531,287                    50,740,931                     226,126,071                   100,457,486                   61,460,028                  317,642,182                      696,383                            -                  (52,559,751)                 98,860,414
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                             4,613,822                               -                    7,776,503                            -                2,322,042,913                  910,150,379                  384,709,106                  256,385,317                  635,186,915                   264,213,061                    389,455,453                   338,714,522                     962,673,309                   862,215,823                  600,427,225                  282,785,043                            -                            -                  433,515,073                 334,654,659
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                                $ 78,043,228                     $ 4,613,822                 $ 71,893,686                  $ 7,776,503              $ 2,232,816,052              $ 2,322,042,913                $ 686,919,917                $ 384,709,106                $ 939,621,047                 $ 635,186,915                  $ 396,986,740                 $ 389,455,453                 $ 1,188,799,380                 $ 962,673,309                $ 661,887,253                $ 600,427,225                    $ 696,383                          $ -                $ 380,955,322               $ 433,515,073
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                     AST - T. Rowe Price                                           AST - T. Rowe Price                                              Davis                                                   Evergreen                                                 Evergreen                                                   Evergreen                                                     Evergreen                                                   Evergreen                                                 Evergreen                                                 Evergreen
                                                                                         Global Bond                                                Natural Resources                                            Value Fund                                               VA Blue Chip                                             VA Capital Growth                                           VA Equity Index                                                VA Foundation                                               VA Global Leaders                                            VA Omega                                          VA Perpetual International
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                    $ 330,164                     $ 6,861,835                   $ (655,855)                  $ (315,706)                    $ (7,091)                         $ -                     $ (7,359)                         $ -                    $ (12,682)                          $ -                       $ 12,468                           $ -                        $ 77,404                           $ -                    $ (35,763)                       $ 500                    $ (61,871)                         $ -                     $ (3,121)                        $ -
     Net Realized Gain (Loss)                                                                       (4,096,643)                       (508,769)                  11,563,318                   (4,438,116)                      16,361                            -                         (489)                           -                        1,562                             -                         (2,526)                            -                          (4,458)                            -                      (21,304)                       2,727                        3,755                            -                      (44,033)                          -
     Net Unrealized Gain (Loss) On Investments                                                         808,665                     (20,530,106)                  11,740,710                   22,185,749                       15,135                            -                     (291,331)                           -                      252,491                             -                       (264,391)                            -                        (425,429)                            -                     (339,397)                      17,274                   (3,432,073)                           -                       (1,892)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                             (2,957,814)                    (14,177,040)                  22,648,173                   17,431,927                       24,405                            -                     (299,179)                           -                      241,371                             -                       (254,449)                            -                        (352,483)                            -                     (396,464)                      20,501                   (3,490,189)                           -                      (49,046)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                             10,839,934                      19,267,464                   15,580,962                   15,935,025                    1,669,776                            -                    3,208,346                            -                    2,985,934                             -                      2,713,195                             -                       6,858,388                             -                    5,208,274                       84,942                   15,493,123                            -                      548,854                           -
     Net Transfers Between Sub-accounts                                                            (12,459,969)                     (2,991,859)                   1,402,151                      319,128                      259,390                            -                      288,145                            -                      134,236                             -                        424,728                             -                         999,767                             -                    4,790,897                      165,895                    1,244,502                            -                        1,010                           -
     Surrenders                                                                                    (11,680,745)                    (10,136,578)                  (8,651,777)                  (6,828,233)                     (13,432)                           -                      (38,066)                           -                      (40,086)                            -                        (13,811)                            -                        (212,710)                            -                     (509,709)                        (670)                    (176,015)                           -                       (1,358)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                            (13,300,780)                      6,139,027                    8,331,336                    9,425,920                    1,915,734                            -                    3,458,425                            -                    3,080,084                             -                      3,124,112                             -                       7,645,445                             -                    9,489,462                      250,167                   16,561,610                            -                      548,506                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                            (16,258,594)                     (8,038,013)                  30,979,509                   26,857,847                    1,940,139                            -                    3,159,246                            -                    3,321,455                             -                      2,869,663                             -                       7,292,962                             -                    9,092,998                      270,668                   13,071,421                            -                      499,460                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                           133,945,992                     141,984,005                   98,495,892                   71,638,045                            -                            -                            -                            -                            -                             -                              -                             -                               -                             -                      270,668                            -                                                         -                                                        -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                               $ 117,687,398                   $ 133,945,992                $ 129,475,401                 $ 98,495,892                  $ 1,940,139                          $ -                  $ 3,159,246                          $ -                  $ 3,321,455                           $ -                    $ 2,869,663                           $ -                     $ 7,292,962                           $ -                  $ 9,363,666                    $ 270,668                 $ 13,071,421                          $ -                    $ 499,460                         $ -
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                          Evergreen                                                     Evergreen                                                 Evergreen                                                  Invesco                                                   Invesco                                                     Invesco                                                       Invesco                                                     Invesco                                                  Montgomery                                                   Nike
                                                                                     VA Small Cap Value                                             VA Special Equity                                          VA Strategic Income                                         VIF Dynamics                                           VIF Financial Services                                       VIF Health Sciences                                         VIF Telecommunications                                         VIF Technology                                             Emerging Markets                                          First Trust 10
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                      $ 3,280                             $ -                   $ (167,241)                       $ 521                     $ 92,167                          $ -                 $ (1,595,528)                   $ (51,615)                $ (1,211,729)                    $ (17,331)                  $ (1,894,806)                    $ (12,609)                   $ (3,166,966)                    $ (95,343)                $ (5,283,922)                  $ (107,676)                $ (1,747,842)                $ (1,245,826)                  $ (116,259)                        $ -
     Net Realized Gain (Loss)                                                                           26,106                               -                      456,715                        9,633                          (87)                           -                    2,250,133                    1,257,714                    6,307,906                        81,012                      1,062,668                       200,172                     (27,730,974)                    2,841,659                  (38,369,197)                   3,332,312                    7,393,861                   (5,736,406)                  (1,139,190)                          -
     Net Unrealized Gain (Loss) On Investments                                                          39,925                               -                   (2,926,623)                     200,289                      (78,087)                           -                  (32,017,623)                   3,218,773                   16,732,179                        69,846                     20,153,329                       419,823                     (75,195,174)                    9,624,329                 (165,116,082)                  12,339,485                  (45,116,417)                  51,149,486                   (4,928,560)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                                 69,311                               -                   (2,637,149)                     210,443                       13,993                            -                  (31,363,018)                   4,424,872                   21,828,356                       133,527                     19,321,191                       607,386                    (106,093,114)                   12,370,645                 (208,769,201)                  15,564,121                  (39,470,398)                  44,167,254                   (6,184,009)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                                741,406                               -                   14,067,871                      295,177                    1,166,954                            -                   61,142,990                    2,540,483                   37,211,313                     2,331,140                     72,483,931                     2,251,483                     134,497,553                     9,095,771                  225,408,992                   14,334,899                   24,148,970                   18,463,324                    6,576,664                           -
     Net Transfers Between Sub-accounts                                                                 (4,195)                              -                    6,544,216                    1,367,392                       (8,959)                           -                  102,458,798                   21,301,818                  134,969,382                     6,299,301                    190,641,093                     6,167,329                     120,319,228                    42,554,918                  306,364,788                   46,864,762                   (6,108,393)                  (1,990,882)                  20,095,356                           -
     Surrenders                                                                                         (5,168)                              -                     (771,473)                     (15,435)                      (6,887)                           -                   (9,420,192)                    (128,025)                  (4,818,304)                     (101,997)                    (8,497,293)                     (107,744)                    (14,973,341)                     (523,997)                 (31,458,990)                    (396,652)                  (8,467,299)                  (4,534,033)                    (491,278)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                                732,043                               -                   19,840,614                    1,647,134                    1,151,108                            -                  154,181,596                   23,714,276                  167,362,391                     8,528,444                    254,627,731                     8,311,068                     239,843,440                    51,126,692                  500,314,790                   60,803,009                    9,573,278                   11,938,409                   26,180,742                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                                801,354                               -                   17,203,465                    1,857,577                    1,165,101                            -                  122,818,578                   28,139,148                  189,190,747                     8,661,971                    273,948,922                     8,918,454                     133,750,326                    63,497,337                  291,545,589                   76,367,130                  (29,897,120)                  56,105,663                   19,996,733                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                                                                     -                    1,857,577                            -                                                         -                   28,139,148                            -                    8,661,971                             -                      8,918,454                             -                      63,497,337                             -                   76,367,130                            -                  121,309,051                   65,203,388                            -                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                                   $ 801,354                             $ -                 $ 19,061,042                  $ 1,857,577                  $ 1,165,101                          $ -                $ 150,957,726                 $ 28,139,148                $ 197,852,718                   $ 8,661,971                  $ 282,867,376                   $ 8,918,454                   $ 197,247,663                  $ 63,497,337                $ 367,912,719                 $ 76,367,130                 $ 91,411,931                $ 121,309,051                 $ 19,996,733                         $ -
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                          Profunds                                                       Profunds                                                  Profunds                                                   Rydex                                                     Rydex                                                       Rydex                                                         WFVT                                                         WFVT                                                      AAF                                                       AAF
                                                                                        VP Ultra OTC                                                    VP Europe                                              VP Ultra Small Cap                                              Nova                                                      Ursa                                                        OTC                                                      Equity Value                                                Equity Income                                                 Growth                                                Mid Cap Growth
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                 $ (2,324,406)                      $ (97,080)                  $ (584,610)                    $ (4,228)                  $ (461,182)                   $ (15,692)                  $ (767,969)                  $ (367,547)                   $ 258,316                    $ (259,906)                  $ (7,131,232)                 $ (1,371,292)                     $ (215,080)                    $ (95,710)                       $ 535                      $ 9,844                $ (20,524,239)               $ (18,427,551)               $ (11,337,429)               $ (8,264,235)
     Net Realized Gain (Loss)                                                                      (55,958,488)                     10,702,047                  (22,660,369)                      76,485                  (21,412,447)                     434,481                  (29,716,218)                   3,928,418                    3,123,232                    (7,691,468)                   (73,766,556)                   42,891,188                         108,867                        (8,491)                      37,316                          (83)                  89,162,778                  341,226,442                  197,363,003                 147,404,371
     Net Unrealized Gain (Loss) On Investments                                                    (186,119,753)                     15,930,549                     (730,325)                     220,897                     (474,358)                     455,895                  (17,515,483)                   5,121,889                      864,577                      (439,010)                  (216,861,483)                   55,906,048                       1,520,084                      (966,330)                     143,799                        3,150                 (257,603,833)                  56,035,439                 (112,117,870)                 25,843,004
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                           (244,402,647)                     26,535,516                  (23,975,304)                     293,154                  (22,347,987)                     874,684                  (47,999,670)                   8,682,760                    4,246,125                    (8,390,384)                  (297,759,271)                   97,425,944                       1,413,871                    (1,070,531)                     181,650                       12,911                 (188,965,294)                 378,834,330                   73,907,704                 164,983,140
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                             79,693,992                       6,396,397                   10,816,556                      306,209                   11,119,736                      151,295                   25,700,830                   13,914,665                    2,319,555                     3,072,469                    188,734,596                    57,518,704                       5,174,757                    10,941,564                    2,051,539                      876,640                  160,577,408                  352,548,365                  101,704,991                 125,086,269
     Net Transfers Between Sub-accounts                                                            218,424,736                      35,671,081                   36,875,424                    2,767,296                   34,327,715                    8,787,603                  102,316,679                   38,832,915                    1,943,165                    23,045,583                    165,208,195                   169,199,924                      12,194,806                     6,280,145                    1,654,901                      474,686               (1,563,104,868)                  34,203,976                 (858,070,611)                (34,133,685)
     Surrenders                                                                                    (13,322,303)                        (87,746)                  (2,573,208)                     (13,784)                  (2,911,983)                     (77,213)                 (13,406,033)                  (2,184,030)                  (1,143,642)                     (981,989)                   (37,558,898)                   (8,067,777)                     (2,216,738)                   (1,188,543)                    (189,062)                      (9,977)                (134,085,695)                (122,793,315)                 (67,909,601)                (41,696,477)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                            284,796,425                      41,979,732                   45,118,772                    3,059,721                   42,535,468                    8,861,685                  114,611,476                   50,563,550                    3,119,078                    25,136,063                    316,383,893                   218,650,851                      15,152,825                    16,033,166                    3,517,378                    1,341,349               (1,536,613,155)                 263,959,026                 (824,275,221)                 49,256,107
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                             40,393,778                      68,515,248                   21,143,468                    3,352,875                   20,187,481                    9,736,369                   66,611,806                   59,246,310                    7,365,203                    16,745,679                     18,624,622                   316,076,795                      16,566,696                    14,962,635                    3,699,028                    1,354,260               (1,725,578,449)                 642,793,356                 (750,367,517)                214,239,247
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                            68,515,248                               -                    3,352,875                            -                    9,736,369                            -                   59,246,310                            -                   16,745,679                             -                    316,076,795                             -                      25,915,795                    10,953,160                    1,354,260                            -                1,725,578,449                1,082,785,093                  750,367,517                 536,128,270
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                               $ 108,909,026                    $ 68,515,248                 $ 24,496,343                  $ 3,352,875                 $ 29,923,850                  $ 9,736,369                $ 125,858,116                 $ 59,246,310                 $ 24,110,882                  $ 16,745,679                  $ 334,701,417                 $ 316,076,795                    $ 42,482,491                  $ 25,915,795                  $ 5,053,288                  $ 1,354,260                          $ -              $ 1,725,578,449                          $ -               $ 750,367,517
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                             AAF                                                           AVP                                                       AVP                                                       AVP                                                       AVP                                                         AVP                                                           AVP                                                         AVP
                                                                                    Small Capitalization                                            Short Term Multi Market                                    Premier Growth                                           Growth & Income                                            US Government                                                Total Return                                                 International                                                Money Market
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                          $ -                    $ (3,010,669)                         $ -                       $ (732)                         $ -                    $ (51,984)                         $ -                    $ (35,341)                         $ -                     $ (10,275)                           $ -                     $ (16,995)                            $ -                     $ (13,696)                         $ -                     $ 14,345
     Net Realized Gain (Loss)                                                                                -                      61,556,674                            -                       (3,857)                           -                    5,522,650                            -                    2,415,677                            -                        90,347                              -                       877,532                               -                       402,674                            -                            -
     Net Unrealized Gain (Loss) On Investments                                                               -                     (52,304,469)                           -                        6,336                            -                   (4,726,345)                           -                   (1,710,317)                           -                      (121,537)                             -                      (684,546)                              -                      (266,469)                           -                            -
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                                      -                       6,241,536                            -                        1,747                            -                      744,321                            -                      670,019                            -                       (41,465)                             -                       175,991                               -                       122,509                            -                       14,345
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                                      -                      12,428,511                            -                            -                            -                        8,142                            -                       17,750                            -                           301                              -                         9,458                               -                        11,242                            -                        1,033
     Net Transfers Between Sub-accounts                                                                      -                    (697,343,674)                           -                     (146,424)                           -                  (10,361,838)                           -                   (7,630,621)                           -                    (2,014,111)                             -                    (3,434,299)                              -                    (2,844,347)                           -                   (1,000,600)
     Surrenders                                                                                              -                     (21,725,325)                           -                       (8,390)                           -                     (747,049)                           -                     (364,596)                           -                       (83,493)                             -                      (342,232)                              -                      (151,524)                           -                     (571,038)
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                                      -                    (706,640,488)                           -                     (154,814)                           -                  (11,100,745)                           -                   (7,977,467)                           -                    (2,097,303)                             -                    (3,767,073)                              -                    (2,984,629)                           -                   (1,570,605)
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                                      -                    (700,398,952)                           -                     (153,067)                           -                  (10,356,424)                           -                   (7,307,448)                           -                    (2,138,768)                             -                    (3,591,082)                              -                    (2,862,120)                           -                   (1,556,260)
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                                     -                     700,398,952                            -                      153,067                            -                   10,356,424                            -                    7,307,448                            -                     2,138,768                              -                     3,591,082                               -                     2,862,120                            -                    1,556,260
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                                         $ -                             $ -                          $ -                          $ -                          $ -                          $ -                          $ -                          $ -                          $ -                           $ -                            $ -                           $ -                             $ -                           $ -                          $ -                          $ -
                                                                               ==============================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               =============================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                          NBAMT                                                                  AST - Stein Roe
                                                                                     Government Income                                        Global Dollar Government Income                                    Utility Income                                                 Global Bond                                                 Conservative Investors                                         Growth Investors                                                   Growth                                                 World Privatization                                                 Partners                                                                Small Cap Blend
                                                                               ----------------------------------------------------------    ------------------------------------------------------------------------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                                        Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                  Year Ended
                                                                                      Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                       $ -                       $ (702)                             $ -                     $ (2,595)                             $ -                     $ (4,325)                             $ -                     $ (1,596)                             $ -                     $ (5,975)                             $ -                     $ (6,567)                             $ -                    $ (32,992)                             $ -                     $ (5,832)                             $ -                  $ 3,497,547                              $ -                   $ (39,039)
     Net Realized Gain (Loss)                                                                             -                       10,652                                -                      (66,646)                               -                      380,615                                -                       18,243                                -                      184,819                                -                      428,329                                -                    3,270,376                                -                      382,581                                -                   26,062,134                                -                    (790,805)
     Net Unrealized Gain (Loss) On Investments                                                            -                       (1,914)                               -                      116,497                                -                     (282,528)                               -                      (31,639)                               -                     (165,995)                               -                     (358,484)                               -                   (2,756,270)                               -                     (231,244)                               -                   11,385,231                                -                     194,637
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                                   -                        8,036                                -                       47,256                                -                       93,762                                -                      (14,992)                               -                       12,849                                -                       63,278                                -                      481,114                                -                      145,505                                -                   40,944,912                                -                    (635,207)
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                                   -                            -                                -                        3,620                                -                          699                                -                          299                                -                        3,581                                -                        7,786                                -                       20,182                                -                           40                                -                    1,976,849                                -                     779,054
     Net Transfers Between Sub-accounts                                                                   -                     (119,769)                               -                     (563,950)                               -                     (914,578)                               -                     (296,522)                               -                   (1,200,140)                               -                   (1,383,147)                               -                   (6,894,254)                               -                   (1,260,991)                               -                 (560,656,639)                               -                  (8,663,776)
     Surrenders                                                                                           -                      (32,507)                               -                       (8,075)                               -                      (77,140)                               -                      (26,751)                               -                      (84,376)                               -                      (84,364)                               -                     (369,195)                               -                     (111,312)                               -                  (12,932,750)                               -                    (199,193)
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                                   -                     (152,276)                               -                     (568,405)                               -                     (991,019)                               -                     (322,974)                               -                   (1,280,935)                               -                   (1,459,725)                               -                   (7,243,267)                               -                   (1,372,263)                               -                 (571,612,540)                               -                  (8,083,915)
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                                   -                     (144,240)                               -                     (521,149)                               -                     (897,257)                               -                     (337,966)                               -                   (1,268,086)                               -                   (1,396,447)                               -                   (6,762,153)                               -                   (1,226,758)                               -                 (530,667,628)                               -                  (8,719,122)
                                                                               ----------------------------------------------------------    ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    ---------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                                  -                      144,240                                -                      521,149                                -                      897,257                                -                      337,966                                -                    1,268,086                                -                    1,396,447                                -                    6,762,153                                -                    1,226,758                                -                  530,667,628                                -                   8,719,122
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
     End of Period                                                                                      $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                         $ -
                                                                               ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    =========================================================
                                                                               =========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    =========================================================

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

See Notes to Financial Statements.

* Date Operations Commenced.

American Skandia Life Assurance Corporation
Variable Account B - Class 1

Notes to Financial Statements
December 31, 2000
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

1.      ORGANIZATION

        American Skandia Life Assurance  Corporation  Variable Account B - Class 1 (the "Account") is a separate  investment  account of American Skandia Life Assurance  Corporation  ("American
        Skandia" or  "Company").  The Account is registered  with the  Securities  and Exchange  Commission  under the Investment  Company Act of 1940 as a unit  investment  trust.  The Account commenced operations September 20, 1988.

        As of December 31, 2000, the Account consisted of seventy-nine  sub-accounts.  These financial  statements report on seventy-one  sub-accounts  offered in the LifeVest Personal Security
        Annuity,  the American Skandia Advisors Plan Annuity,  the American Skandia Advisors Plan II Annuity,  the Imperium Annuity,  the American Skandia Protector Annuity,  the Emerald Choice
        Annuity,  American Skandia XTra Credit Annuity,  American Skandia LifeVest Annuity, the Alliance Capital Navigator Annuity, the Evergreen Skandia Harvester Annuity, the American Skandia
        Advisor Plan II Premier Annuity,  the Evergreen Skandia Harvester XTra Credit Annuity and American Skandia XTra Credit Premier.  Each of the seventy-one  sub-accounts  invests only in a single corresponding  portfolio of either American Skandia Trust,  Montgomery Variable Series, Wells Fargo Variable Trust, Rydex Variable Trust, INVESCO Variable Investment Funds, Inc.,
        ProFunds VP,  Evergreen  Variable  Annuity  Trust,  First Defined  Portfolio  Fund LLC or Davis  Variable  Account Fund,  Inc. (the  "Trusts").  American  Skandia  Investment  Services,
        Incorporated,  an affiliate of American Skandia, is the investment manager for American Skandia Trust, while AIM Capital Management,  Inc., Lord Abbett & Co., Janus Capital Corporation,
        J. P. Morgan Investment Management Inc., Neuberger Berman Management Incorporated,  Federated Investment Counseling, T. Rowe Price Associates,  Inc., T. Rowe Price International,  Inc.,
        Founders Asset Management, LLC, Pacific Investment Management Company, INVESCO Funds Group Inc., American Century Investment Management,  Inc., Marsico Capital Management LLC, Cohen and
        Steers Capital  Management,  Inc.,  Massachusetts  Financial Services Company,  Sanford C. Bernstein & Co., LLC, Alliance Capital  Management,  L.P., Fred Alger Management,  Inc., GAMCO
        Investors,  Inc., Zurich Scudder  Investments,  Inc., and Kinetics Asset  Management,  Inc. are the sub-advisors.  Montgomery Asset  Management,  L.P. is the investment  advisor for the
        Montgomery  Variable  Series.  Wells Fargo Bank N.A. is the investment  advisor for the Wells Fargo  Variable  Trust.  PADCO  Advisors II, Inc. is the  investment  advisor for the Rydex
        Variable Trust.  INVESCO Funds Group, Inc. is the investment  advisor for the INVESCO Variable  Investment  Funds,  Inc. ProFund Advisors LLC is the investment  advisor for ProFunds VP.
        Evergreen Investment  Management Company is the investment advisor for Evergreen VA Strategic Income,  Evergreen VA Equity Index,  Evergreen VA Blue Chip, Evergreen VA Omega,  Evergreen
        Asset  Management  Corp. is the investment  advisor for Evergreen VA Foundation,  Evergreen VA Small Cap Value, and Evergreen VA Global Leaders.  Mentor  Investment  Advisors LLC is the
        investment advisor for Evergreen VA Capital Growth.  Meridian Investment Company is the investment advisor for
1.      ORGANIZATION - continued

        the Evergreen VA Special Equity Fund. Mentor Perpetual Advisors LLC is the investment advisor to Evergreen VA Perpetual  International.  Davis Selected Advisers,  L.P. is the investment advisor to Davis Value.

        The investment advisors are paid fees for their services by the respective Trusts.

        The annuities referred to above are distributed by American Skandia Marketing, Inc., an affiliate of American Skandia.

        During 2000, the following  sub-accounts  incurred a name change: AST American Century  International Growth II (formerly AST T. Rowe Price International  Equity); AST Gabelli Small-Cap
        Value (formerly AST T. Rowe Price Small Company Value); AST Alliance Growth (formerly AST Oppenheimer  Large-Cap  Growth),  AST Sanford Bernstein Managed Index 500 (formerly AST Bankers
        Trust Managed Index 500), AST Alliance Growth and Income (formerly AST Lord Abbett Growth and Income),  AST T. Rowe Price Global Bond (formerly AST T. Rowe Price International Bond) and
        ProFund VP UltraSmall-Cap (formerly ProFund VP Small Cap).

        The 1999 Statement of Operations and 1999 Statement of Changes in Net Assets have been restated to include one fund that is available for investment by contract holders

 2.     VALUATION OF INVESTMENTS

        The market value of the investments in the  sub-accounts is based on the net asset values of the Trust shares held at the end of the current  period.  Transactions  are accounted for on the trade date and dividend income is recognized on an accrual basis.  Realized gains and losses on sales of investments are determined on a first-in first-out basis.

3.      ESTIMATES

        The preparation of financial  statements in conformity with generally  accepted  accounting  principles  requires that management make estimates and assumptions that affect the reported amounts of assets and  liabilities at the date of the financial  statements and the reported  amounts of revenues and expenses during the reporting  period.  Actual results could differ from those estimates.

4.      INCOME TAXES

        American Skandia does not expect to incur any federal income tax liability on earnings, or realized capital gains attributable to the Account;  therefore,  no charges for federal income taxes are currently  deducted from the Account.  If American  Skandia incurs income taxes  attributable  to the Account,  or determines  that such taxes will be incurred,  it may make a charge for such taxes against the Account.

4.      INCOME TAXES - continued

        Under  current  laws,  American  Skandia may incur state and local  income  taxes (in addition to premium tax) in several  states.  The Company  does not  anticipate  that these will be significant.  However, American Skandia may make charges to the Account in the event that the amount of these taxes changes.

5.   DIVERSIFICATION REQUIREMENTS

         Section 817(h) of the Internal  Revenue Code provides that a variable  annuity  contract,  in order to qualify as an annuity,  must have an "adequately  diversified"  segregated asset account (including  investments in a mutual fund by the segregated asset account of the insurance companies).  If the diversification  requirements under the Internal Revenue Code are not met and the annuity is not treated as an annuity, the taxpayer will be subject to income tax on the annual gain in the contract.  The Treasury  Department's  regulations prescribe the diversification requirements for variable annuity contracts.  The Company believes the underlying mutual fund portfolios complied with the terms of these regulations.

6.      CONTRACT CHARGES

        The following contract charges are paid to American Skandia, which provides administrative services to the Account:

        Mortality and Expense Risk Charges - Charged daily against the Account at an annual rate of 1.25% of the net assets.

        Administrative  Fees - Charged daily against the Account at an annual rate of .15% of the net assets. A maintenance fee of $30 per  contractowner  account is deducted at the end of each contract year and on surrender.

        Transfer Fees - Charged at a rate of $10 for each transfer after the 12th or 20th for each contractowner account, in each annuity year, as set forth in the respective prospectus'.

        Contingent Deferred Sales Charges, if applicable,  are computed as set forth in the respective  prospectus' of the LifeVest Personal Security Annuity, the American Skandia Advisors Plan
        Annuity, the American Skandia Advisors Plan II Annuity,  the Imperium Annuity, the American Skandia Protector Annuity, the Emerald Choice Annuity,  American Skandia XTra Credit Annuity,
        American Skandia LifeVest Annuity,  the Alliance Capital Navigator Annuity,  the Evergreen Skandia Harvester Annuity, the American Skandia Advisor Plan II Premier Annuity, the Evergreen
        Skandia  Harvester  XTra Credit  Annuity and American  Skandia XTra Credit  Premier.  These  charges may be imposed on the full or partial  surrender of certain  contracts.  There is no contingent deferred sales charge if all premiums were received at least eight or nine complete years prior to the date of the full or partial surrender.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                 Class 1 Sub-accounts Investing In:                                                                                                             Class 1 Sub-accounts Investing In:                                                                                                                                                                            Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                              AST- AIM                                       AST-AIM                                         AST-Alger                                           AST-Alger                                          AST-Alger                                         AST-Alliance                                        AST-Alliance                                               AST- American Century                               AST- American Century                                          AST- American Century
                                                                         Balanced Portfolio                           International Equity                                  All Cap Growth                                         Growth                                        Mid Cap Growth                                     Growth & Income                                     Growth                                                 International Growth I                              International Growth II                                            Income & Growth
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                 23,102,272      22,634,344                  16,903,883              17,748,560                          -                       -                           -                       -                          -                        -                 52,766,579              47,979,349                  17,059,819              19,009,242                  6,855,601               5,670,336                  28,704,924              34,328,425                             21,361,995              13,845,190
Units Purchased                                                            7,119,034       3,392,994                   4,210,289               1,720,323                 15,572,565                       -                     659,052                       -                    435,428                        -                  5,740,035               9,660,841                   4,793,115               2,525,645                  5,938,888               1,701,547                   1,525,058               2,387,422                              9,503,127               6,149,725
Units Transferred Between Sub-accounts                                     3,465,328        (741,362)                    (64,138)             (1,073,552)                14,041,924                       -                 139,959,589                       -                 89,067,748                        -                     11,210              (1,112,627)                  5,449,744              (3,335,785)                 5,040,621                (205,609)                 (1,589,145)             (5,791,989)                             3,489,536               2,364,939
Units Surrendered                                                         (3,396,221)     (2,183,704)                 (1,937,412)             (1,491,448)                (1,384,858)                      -                  (1,954,064)                      -                 (1,032,426)                       -                 (4,981,528)             (3,760,984)                 (1,505,886)             (1,139,283)                  (827,758)               (310,673)                 (2,300,289)             (2,218,934)                            (1,966,456)               (997,859)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                       30,290,413      23,102,272                  19,112,622              16,903,883                 28,229,631                       -                 138,664,577                       -                 88,470,750                        -                 53,536,296              52,766,579                  25,796,792              17,059,819                 17,007,352               6,855,601                  26,340,548              28,704,924                             32,388,202              21,361,995
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                         Class 1 Sub-accounts Investing In:                                                                                                                                                                            Class 1 Sub-accounts Investing In:                                                                                                                                                                                        Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                        AST- American Century                          AST-Cohens & Steers                                   AST-Federated                           AST-Federated                                                   AST-Founders                                        AST-Gabelli                                        AST-Gabelli                                         AST-Invesco                                         AST-JanCap                                                      AST-Janus
                                                                         Strategic Balanced                                Real Estate                                     Aggressive Growth                          High Yield                                                       Passport                                         All Cap Value                                     Small Cap Value                                      Equity Income                                          Growth                                                     Overseas Growth
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                 13,944,535       6,714,065                   6,224,365               3,771,461                          0                       0                  41,588,401              40,170,144                  8,818,599                9,207,623                          -                       -                  21,340,168              24,700,211                 46,660,160              40,994,187                  94,850,623              80,631,598                             61,117,418              43,711,763
Units Purchased                                                            2,540,017       6,167,258                   1,783,109               2,295,153                     31,795                       0                   5,243,661               9,895,500                  6,371,241                  764,283                    199,495                       -                   2,636,286               4,232,548                  6,485,913               9,432,516                  16,634,541              22,575,336                              7,430,557              13,999,128
Units Transferred Between Sub-accounts                                      (717,794)      1,731,718                   4,496,188                 447,875                    165,027                       0                  (6,334,429)             (4,855,009)                 2,113,181                 (594,633)                 1,083,314                       -                     920,717              (6,293,301)                 1,073,082                (573,664)                 (3,643,238)             (1,954,630)                            (6,940,931)              6,415,887
Units Surrendered                                                         (1,268,578)       (668,506)                   (612,474)               (290,124)                      (247)                      0                  (3,582,808)             (3,622,234)                (1,057,216)                (558,674)                    (9,715)                      -                  (1,598,647)             (1,299,290)                (4,047,660)             (3,192,879)                 (8,591,153)             (6,401,681)                            (4,279,333)             (3,009,360)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                       14,498,180      13,944,535                  11,891,188               6,224,365                    196,575                       0                  36,914,825              41,588,401                 16,245,805                8,818,599                  1,273,094                       -                  23,298,524              21,340,168                 50,171,495              46,660,160                  99,250,773              94,850,623                             57,327,711              61,117,418
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                                                                                                                                Class 1 Sub-accounts Investing In:                                                                                                                                                                            Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                 AST-Janus                                 AST-Janus                                          AST-Janus                                         AST - Kemper                                      AST - Kinetics                                        AST - Lord Abbett                                  AST - Lord Abbett                                   AST - Marsico                                         AST - MFS                                  AST - MFS
                                                                               Mid Cap Growth                           Small Cap Growth                                   Stategic Value                                        Small Cap Value                                   Internet                                             Bond Debenture                                     Small Cap Value                                    Capital Growth                                       Global Equity                                  Growth
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended          Year Ended         Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999      Dec. 31, 2000       Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
Units Outstanding Beginning of the Period                                          -               -                  32,134,969              15,003,001                          -                       -                  53,349,003                       -                          -                        -                          -                       -                   6,597,544               4,081,870                 78,684,943              40,757,449                     116,756                       -        409,467                       -
Units Purchased                                                            4,549,468               -                   1,691,590               7,636,717                    120,529                       -                  12,668,203               2,444,262                     23,995                        -                     34,974                       -                   2,903,934               2,567,431                 21,621,804              28,766,864                   1,428,941                  18,623      4,001,534                 232,164
Units Transferred Between Sub-accounts                                     5,048,195               -                  (6,280,218)             10,866,270                    466,510                       -                   3,826,659              54,737,624                     92,835                        -                    630,083                       -                   6,271,107                 194,596                    276,496              12,618,011                   1,335,516                  98,669      3,271,065                 179,355
Units Surrendered                                                           (171,561)              -                  (2,011,248)             (1,371,019)                      (981)                      -                  (6,222,586)             (3,832,883)                      (467)                       -                    (14,804)                      -                    (579,532)               (246,353)                (5,955,552)             (3,457,381)                    (78,200)                   (536)      (166,580)                 (2,052)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
Units Outstanding End of the Period                                        9,426,102               -                  25,535,093              32,134,969                    586,058                       -                  63,621,279              53,349,003                    116,363                        -                    650,253                       -                  15,193,053               6,597,544                 94,627,691              78,684,943                   2,803,013                 116,756      7,515,486                 409,467
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    =======================================================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    =======================================================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                         Class 1 Sub-accounts Investing In:                                                                                                                        Class 1 Sub-accounts Investing In:                                                                                                                         Class 1 Sub-accounts Investing In:
                                                                 ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------   -------------------------------------------------   ----------------------------------------------------------------------------------------------------               ------------------------------------------------
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                      AST - MFS                                               AST                                      AST- Neuberger & Berman                             AST- Neuberger & Berman               AST - PIMCO                                                   AST - PIMCO                                      AST - Stanford Bernstein                                 AST - Scudder                                    AST - T. Rowe Price                                            AST - T. Rowe Price
                                                                         Growth with Income                               Money Market                                      Mid-Cap Growth                                       Mid-Cap Value                          Limited Bond                                                  Total Return Bond                                     Mgt Index 500                                           Japan                                          Asset Allocation                                                Global Bond
                                                                 ------------------------------------    ---------------------------------------------------------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ------------------------------------------------------------------------------------------------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ---------------------------------------------------------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                    741,323               -                 187,609,708              75,855,442                 13,460,525              13,389,289                  37,864,586              16,410,121                 32,560,943               28,863,932                 73,530,507              64,224,618                  39,825,951              22,421,754                          -                       -                  22,002,028              18,469,315                             12,533,037              12,007,692
Units Purchased                                                            3,806,195         284,830                 172,045,225             145,554,856                  6,576,802               2,285,131                   4,112,369               4,135,450                  4,573,653                6,648,573                 10,867,479              19,275,213                   8,462,705              14,853,017                      6,590                       -                   2,308,846               5,405,080                              1,007,702               1,718,752
Units Transferred Between Sub-accounts                                     2,523,569         460,748                (154,154,744)             (8,907,753)                 8,088,785              (1,301,268)                  6,160,891              19,957,280                 (2,252,122)                 136,595                  5,273,481              (4,733,026)                  3,790,669               4,547,354                     77,885                       -                  (2,588,933)               (202,122)                            (1,210,212)               (294,406)
Units Surrendered                                                           (133,460)         (4,255)                (33,006,983)            (24,892,837)                (1,608,262)               (912,627)                 (3,579,147)             (2,638,265)                (3,835,518)              (3,088,157)                (7,126,227)             (5,236,298)                 (3,244,236)             (1,996,174)                       (81)                      -                  (2,017,743)             (1,670,245)                            (1,111,025)               (899,001)
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                        6,937,627         741,323                 172,493,206             187,609,708                 26,517,850              13,460,525                  44,558,699              37,864,586                 31,046,956               32,560,943                 82,545,240              73,530,507                  48,835,089              39,825,951                     84,394                       -                  19,704,198              22,002,028                             11,219,502              12,533,037
                                                                 ========================================================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 =======================================================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                     Class 1 Sub-accounts Investing In:                                                                                                                                                                             Class 1 Sub-accounts Investing In:                                                                                                                                                                                           Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                         AST - T. Rowe Price                      Davis                                            Evergreen                                           Evergreen                                          Evergreen                                           Evergreen                                          Evergreen                                           Evergreen                                           Evergreen                                                      Evergreen
                                                                          Natural Resources                    Value Fund                                        VA Blue Chip                                          VA Capital Growth                                   VA Equity Index                                      VA Foundation                                    VA Global Leaders                           VA Omega                                               VA Perpetual International                                         VA Small Cap Value
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                  6,201,327       5,697,453                           -                       -                          -                       -                           -                       -                          -                        -                          -                       -                      23,101                       -                          -                       -                           -                       -                                      -                       -
Units Purchased                                                              891,162       1,036,562                     168,437                       -                    323,390                       -                     258,526                       -                    259,407                        -                    667,039                       -                     462,902                   7,592                  1,515,312                       -                      56,131                       -                                 66,275                       -
Units Transferred Between Sub-accounts                                       (79,604)        (88,890)                     27,420                       -                     31,182                       -                      11,222                       -                     44,420                        -                     92,253                       -                     446,486                  15,558                    133,633                       -                       1,425                       -                                   (350)                      -
Units Surrendered                                                           (491,902)       (443,798)                       (654)                      -                     (3,234)                      -                        (862)                      -                       (873)                       -                     (3,402)                      -                     (44,731)                    (49)                   (11,470)                      -                        (148)                      -                                   (435)                      -
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                        6,520,983       6,201,327                     195,203                       -                    351,338                       -                     268,886                       -                    302,954                        -                    755,890                       -                     887,758                  23,101                  1,637,475                       -                      57,408                       -                                 65,490                       -
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

---------------------------------------------------------------------------------------------------------------------------------------------------------   -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------------------------   -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                                                                                                                            Class 1 Sub-accounts Investing In:                                                                                                                            Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                      Evergreen                                 Evergreen                                           INVESCO                                                    INVESCO                                            INVESCO                                             INVESCO                                            INVESCO                                           Montgomery                                             Nike                                                         Profunds
                                                                    VA Special Equity                            VA Strategic Income                              VIF Dynamics                                         VIF Financial Services                               VIF Health Sciences                               VIF Telecommunications                               VIF Technology Funds                                 Emerging Markets                                     First Trust 100                                                  VP Ultra OTC
                                                                 ------------------------------------    ------------------------------------------------     ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                    152,342               -                           -                       -                  2,022,585                       -                     759,104                       -                    786,518                        -                  4,184,526                       -                   4,622,242                       -                 12,060,036              10,534,383                           -                       -                              2,906,024                       -
Units Purchased                                                            1,109,747          25,338                     120,079                       -                  3,969,062                 197,621                   3,005,893                 208,880                  5,378,661                  209,738                  8,069,101                 673,205                  12,017,020                 979,105                  2,474,507               2,387,735                     706,560                       -                              4,076,427                 340,838
Units Transferred Between Sub-accounts                                       529,633         128,440                        (810)                      -                  6,027,609               1,836,705                  10,722,351                 559,373                 13,821,022                  586,420                  6,537,477               3,552,399                  14,569,486               3,679,123                   (710,436)               (275,348)                  2,039,296                       -                             11,438,688               2,592,154
Units Surrendered                                                            (60,577)         (1,436)                       (711)                      -                   (609,429)                (11,741)                   (395,712)                 (9,149)                  (604,796)                  (9,640)                  (934,986)                (41,078)                 (1,717,635)                (35,986)                  (924,635)               (586,734)                    (55,421)                      -                               (823,611)                (26,968)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                        1,731,145         152,342                     118,558                       -                 11,409,827               2,022,585                  14,091,636                 759,104                 19,381,405                  786,518                 17,856,118               4,184,526                  29,491,113               4,622,242                 12,899,472              12,060,036                   2,690,435                       -                             17,597,528               2,906,024
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                 Class 1 Sub-accounts Investing In:                                                                                                                                                                Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                      Profunds                                  Profunds                                             Rydex                                               Rydex                                              Rydex                                               WFVT                                                WFVT                                                AAF                                                 AAF                                                           WFVT
                                                                      VP Europe                                VP Ultra Small Cap                                      Nova                                                Ursa                                                OTC                                            Equity Value                                                   Equity Income                              Growth                                                      Mid Cap Growth                                            US Government Allocation
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                    273,963               -                     813,904                       -                  5,474,129                       -                   1,803,669                       -                 18,520,440                        -                  2,826,839               1,148,849                     136,006                       -                 20,747,944              17,168,792                  18,904,907              17,559,963                                      0               2,707,641
Units Purchased                                                              901,380          26,492                     951,343                  13,406                  2,485,894               1,420,967                     237,416                 306,109                 10,862,830                4,432,010                    527,611               1,134,203                     208,581                  88,892                  1,829,435               4,910,321                   2,180,794               3,804,702                                      0                 415,298
Units Transferred Between Sub-accounts                                     1,373,170         248,716                   1,758,770                 807,506                  8,190,715               4,273,499                     352,644               1,596,433                  5,100,518               14,693,058                  1,292,554                 651,134                     176,174                  48,105                (20,988,624)                328,071                 (19,602,951)             (1,203,604)                                     0              (3,013,391)
Units Surrendered                                                           (220,951)         (1,245)                   (265,443)                 (7,008)                (1,351,386)               (220,337)                   (124,130)                (98,873)                (2,303,995)                (604,628)                  (204,116)               (107,347)                    (17,775)                   (991)                (1,588,755)             (1,659,240)                 (1,482,750)             (1,256,154)                                     0                (109,548)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                        2,327,562         273,963                   3,258,574                 813,904                 14,799,352               5,474,129                   2,269,599               1,803,669                 32,179,793               18,520,440                  4,442,888               2,826,839                     502,986                 136,006                          -              20,747,944                           -              18,904,907                                      0                       0
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

8.  SECURITIES TRANSACTIONS

Purchases and sales of securities, other than short-term securities, were as follows:

                                                                                                   Purchases                                             Sales
                                                                                                  Year Ended                Year Ended                Year Ended                Year Ended                        Part 3                       Part 5                      Total Purchases
                                                                                                 Dec. 31, 2000             Dec. 31, 1999             Dec. 31, 2000             Dec. 31, 1999
                                                                                          ---------------------------------------------------------------------------------------------------------
                                                                                          --------------------------------------------------------------------------------------------------------
            AST - AIM Balanced Portfolio                                                               $ 258,537,532              $ 91,288,190              $ 66,575,786              $ 44,978,162                                 258,537,532                           0                  258,537,532
            AST - AIM International Equity Portfolio                                                     783,616,851               486,316,981               619,213,903               481,653,671                                 728,105,776                  55,511,075                  783,616,851
            AST - Alger All Cap Growth Portfolio                                                         393,032,936                         -               105,214,087                         -                                 261,391,168                 131,641,768                  393,032,936
            AST - Alger Growth Portfolio                                                               1,418,645,272                         -                33,402,518                         -                               1,418,645,272                           0                1,418,645,272
            AST - Alger Mid-Cap Growth Portfolio                                                         971,283,520                         -                84,110,327                         -                                 971,283,520                           0                  971,283,520
            AST - Alliance Growth & Income Portfolio                                                     527,154,143               640,040,665               343,726,635               452,504,714                                 527,154,143                           0                  527,154,143
            AST - Alliance Growth Portfolio                                                              334,559,396               101,569,953               118,831,888               101,507,580                                 334,559,396                           0                  334,559,396
            AST - American Century International Growth I Portfolio                                      498,623,191                76,803,802               292,911,616                62,309,042                                 329,850,406                 168,772,785                  498,623,191
            AST - American Century International Growth II Portfolio                                     278,655,836               597,074,887               276,326,506               659,959,681                                 278,655,836                           0                  278,655,836
            AST - American Century Income and Growth Portfolio                                           273,916,925               140,724,960                83,890,915                21,418,069                                 273,916,925                           0                  273,916,925
            AST - American Century Startegic Balanced Portfolio                                           47,910,585               109,084,805                27,385,768                10,056,959                                  47,910,585                           0                   47,910,585
            AST - Cohens & Steers Real Estate Portfolio                                                  141,121,411                50,543,202                87,029,368                28,665,886                                 118,833,481                  22,287,930                  141,121,411
            AST - Federated Aggressive Growth Portfolio                                                    1,957,773                         -                    76,907                         -                                   1,886,237                      71,536                    1,957,773
            AST - Federated High Yield Bond Portfolio                                                    295,644,131               381,599,584               315,499,624               320,878,213                                 295,644,131                           0                  295,644,131
            AST -  Founders Passport Portfolio                                                           683,578,886               131,647,392               437,095,244               131,666,420                                 321,610,001                 361,968,885                  683,578,886
            AST - Gabelli All-Cap Value Portfolio                                                         15,674,150                         -                 2,971,486                         -                                  13,156,490                   2,517,660                   15,674,150
            AST - Gabelli Small-Cap Value Portfolio                                                      192,662,634                95,642,348               158,163,876               133,607,738                                 192,662,634                           0                  192,662,634
            AST - Invesco Equity Income Portfolio                                                        422,882,115               386,585,921               267,806,531               244,093,440                                 422,882,115                           0                  422,882,115
            AST -  Jancap Growth Portfolio                                                             2,245,988,092             2,796,844,434             1,540,228,581             2,033,899,820                               2,245,988,092                           0                2,245,988,092
            AST - Janus Overseas Growth Portfolio                                                      1,020,333,852             1,061,332,081             1,129,149,583               798,115,548                               1,020,333,852                           0                1,020,333,852
            AST -  Janus Mid-Cap Growth Portfolio                                                        110,984,866                         -                22,958,901                         -                                  87,119,693                  23,865,173                  110,984,866
            AST - Janus Small-Cap Growth Portfolio                                                       242,959,758               723,175,630               364,563,038               283,189,711                                 242,959,758                           0                  242,959,758
            AST - Janus Strategic Value Portfolio                                                          5,866,663                         -                    74,369                         -                                   5,857,653                       9,010                    5,866,663
            AST - Kemper Small Cap Value Portfolio                                                       731,789,178               823,089,514               516,831,075               378,517,353                                 731,789,178                           0                  731,789,178
            AST - Kinetics Internet Portfolio                                                              1,927,969                         -                   817,332                         -                                   1,119,021                     808,948                    1,927,969
            AST - Lord Abbett Bond Debenture Portfolio                                                     8,005,670                         -                 1,491,563                         -                                   6,638,095                   1,367,575                    8,005,670
            AST - Lord Abbett Small Cap Value Portfolio                                                  142,485,391                54,838,623                39,468,963                30,561,202                                 142,485,391                           0                  142,485,391
            AST - Marsico Capital Growth Portfolio                                                       807,813,793               879,393,216               467,185,960               301,330,985                                 807,813,793                           0                  807,813,793
            AST - MFS Global Equity Portfolio                                                             41,459,861                 1,303,154                13,005,959                   126,366                                  30,437,528                  11,022,333                   41,459,861
            AST - MFS Growth Portfolio                                                                    82,409,448                 5,316,905                 1,948,251                 1,053,763                                  82,409,448                           0                   82,409,448
            AST - MFS Growth with Income Portfolio                                                        70,770,763                 7,618,990                 5,886,140                    96,968                                  70,770,763                           0                   70,770,763
            AST - Money Market                                                                        10,326,881,028             8,302,470,432            10,416,107,793             6,890,577,897                               2,257,731,847               8,069,149,181               10,326,881,028
            AST - Neuberger & Berman Mid-Cap Growth Portfolio                                          1,302,862,923               205,579,429               864,796,399               184,743,622                                 818,696,078                 484,166,845                1,302,862,923
            AST - Neuberger & Berman Mid-Cap Value Portfolio                                             386,240,662               622,937,476               259,315,076               236,425,703                                 386,240,662                           0                  386,240,662
            AST - PIMCO Limited Bond Portfolio                                                           190,372,250               185,820,697               192,552,556               129,411,273                                 190,372,250                           0                  190,372,250
            AST - PIMCO Total Return Bond Portfolio                                                      482,933,928               447,172,927               324,120,456               269,314,929                                 482,933,928                           0                  482,933,928
            AST - Sanford Bernstein Mgt Index 500 Portfolio                                              518,473,977               572,787,620               349,987,079               331,533,863                                 518,473,977                           0                  518,473,977
            AST - Scudder Japan Portfolio                                                                 13,097,441                         -                12,363,273                         -                                   3,595,679                   9,501,762                   13,097,441
            AST - Stein Roe Capital Blend                                                                          -                 1,679,491                         -                 9,802,445                                           0                           0                            0
            AST - T. Rowe Price Asset Allocation Portfolio                                                59,072,178               124,689,009                94,823,013                57,520,786                                  59,072,178                           0                   59,072,178
            AST - T. Rowe Price Global Bond Portfolio                                                     26,014,721                57,520,704                38,985,338                41,654,685                                  26,014,721                           0                   26,014,721
            AST - T. Rowe Price Natural Resources Portfolio                                              110,251,264                85,803,953               102,575,783                68,484,095                                 110,251,264                           0                  110,251,264
            AAF - Growth                                                                                           -             1,384,290,382             1,859,045,856             1,011,406,666
            AAF - Mid Cap                                                                                          -               691,951,095             1,945,486,466               568,707,667
            AAF - Small Cap                                                                                        -               198,078,542                         -               851,407,831
            Advisors Management Trust - Partners                                                                   -                15,831,635                         -               573,894,796                                           0                           0                            0
            Alliance Short Term Multi Market                                                                       -                     4,716                         -                   160,261                                           0                           0                            0
            Alliance Premium Growth                                                                                -                    62,596                         -                11,215,326                                           0                           0                            0
            Alliance Growth & Income                                                                               -                     8,405                         -                 8,021,213                                           0                           0                            0
            Alliance U.S. Government                                                                               -                       300                         -                 2,107,960                                           0                           0                            0
            Alliance Total Return                                                                                  -                     9,306                         -                 3,793,374                                           0                           0                            0
            Alliance International                                                                                 -                    36,606                         -                 3,034,931                                           0                           0                            0
            Alliance Money Market                                                                                  -                   318,949                         -                 1,875,269                                           0                           0                            0
            Alliance North American Government Income                                                              -                         -                         -                   152,990                                           0                           0                            0
            Alliance Global Dollar Government Income                                                               -                     2,849                         -                   573,909                                           0                           0                            0
            Alliance Utility Income                                                                                -                     4,692                         -                 1,000,035                                           0                           0                            0
            Alliance Global Bond                                                                                   -                    63,108                         -                   387,717                                           0                           0                            0
            Alliance Conservative Investors                                                                        -                     2,004                         -                 1,288,914                                           0                           0                            0
            Alliance Growth Investors                                                                              -                     6,987                         -                 1,473,333                                           0                           0                            0
            Alliance Growth                                                                                        -                    33,468                         -                 7,309,727                                           0                           0                            0
            Alliance World Privatization                                                                           -                         -                         -                 1,378,094                                           0                           0                            0
            Davis Value Fund                                                                               1,945,226                         -                    20,153                         -                                   1,933,266                      11,960                    1,945,226
            Evergreen - VA Blue Chip Fund                                                                  3,475,517                         -                    24,451                         -                                   3,475,517                           0                    3,475,517
            Evergreen - VA Capital Growth Fund                                                             3,079,580                         -                    10,836                         -                                   3,079,580                           0                    3,079,580
            Evergreen - VA Equity Index Fund                                                               3,171,853                         -                    34,749                         -                                   3,171,853                           0                    3,171,853
            Evergreen - VA Foundation Fund                                                                 7,881,270                         -                   157,893                         -                                   7,725,395                     155,875                    7,881,270
            Evergreen - VA Global Leaders Fund                                                            17,140,823                   282,237                 7,687,135                    31,560                                   9,730,724                   7,410,099                   17,140,823
            Evergreen - VA Omega Fund                                                                     16,510,341                         -                     5,091                         -                                  16,510,341                           0                   16,510,341
            Evergreen - VA Perpetual International Fund                                                    1,573,959                         -                 1,028,573                         -                                   1,015,292                     558,667                    1,573,959
            Evergreen - VA Small Cap Value Fund                                                              786,159                         -                    26,247                         -                                     761,708                      24,451                      786,159
            Evergreen - VA Special Equity Fund                                                            22,464,879                 1,711,437                 2,620,060                    63,711                                  21,797,286                     667,593                   22,464,879
            Evergreen - VA Strategic Income Fund                                                           1,292,099                         -                    48,824                         -                                   1,279,854                      12,245                    1,292,099
            INVESCO - VIF Dynamics Fund                                                                  301,756,728                32,610,447               149,011,538                 8,942,179                                 185,253,252                 116,503,476                  301,756,728
            INVESCO - VIF Financial Services Fund                                                        256,988,338                11,931,200                90,691,898                 3,420,087                                 181,189,807                  75,798,531                  256,988,338
            INVESCO - VIF Health Sciences Fund                                                           338,931,043                13,625,683                85,929,824                 5,323,759                                 271,318,767                  67,612,276                  338,931,043
            INVESCO - VIF Telecommunications Fund                                                        615,583,355                64,042,700               378,330,230                13,011,352                                 262,979,941                 352,603,414                  615,583,355
            INVESCO - VIF Technology Fund                                                              1,038,875,827                71,426,192               542,973,728                10,730,858                                 531,780,627                 507,095,200                1,038,875,827
            Montgomery - Emerging Markets Portfolio                                                      177,100,302               111,698,539               169,274,865               101,005,955                                 112,707,505                  64,392,797                  177,100,302
            Nike - First Trust 10 Portfolio                                                               34,442,702                         -                 8,378,218                         -                                  25,454,864                   8,987,838                   34,442,702
            Profunds - VP Ultra OTC                                                                      571,805,762                79,939,233               268,307,700                38,056,581                                 280,450,676                 291,355,086                  571,805,762
            Profunds - VP Europe                                                                         484,273,949                 4,289,567               439,631,403                 1,234,074                                  26,270,890                 458,003,059                  484,273,949
            Profunds - VP Ultra Small Cap                                                                547,986,421                49,680,888               505,437,761                40,834,895                                  30,972,318                 517,014,103                  547,986,421
            Rydex - Nova                                                                                 740,193,318               321,392,769               615,533,775               268,931,809                                 148,515,259                 591,678,059                  740,193,318
            Rydex - Ursa                                                                                 291,957,732               347,175,972               288,580,337               322,299,815                                  33,296,974                 258,660,758                  291,957,732
            Rydex - OTC                                                                                1,682,665,837               952,393,483             1,348,678,957               731,335,364                                 508,498,492               1,174,167,345                1,682,665,837
            WFVT - Equity Value Fund                                                                      26,708,799                18,846,795                11,771,053                 2,909,340                                  26,708,799                           0                   26,708,799
            WFVT - Equity Income Fund                                                                      4,249,309                 1,390,159                   672,048                    38,965                                   4,249,309                           0                    4,249,309

                                                                                          ---------------------------------------------------------------------------------------------------------               --------------------------------------------------------------------------------------
                                                                                          --------------------------------------------------------------------------------------------------------               --------------------------------------------------------------------------------------
                                                                                                    $ 33,661,294,091          $ 24,621,439,916          $ 28,798,869,135          $ 19,337,020,906                              19,825,918,793              13,835,375,298               33,661,294,091
                                                                                          =========================================================================================================               ======================================================================================
                                                                                          ========================================================================================================               ======================================================================================

                                                                                                                                                                                                                                                         15,571,757,108.00
                                                                                                                                                                                                                                                            518,526,325.00
                                                                                                                                                                                                                                                          1,213,719,641.00

                                                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                                    One Corporate Drive, Shelton, Connecticut 06484

This Prospectus  describes  American  Skandia XTra CreditSM FOUR Premier,  a flexible premium deferred annuity (the
"Annuity") offered by American Skandia Life Assurance  Corporation  ("American Skandia",  "we", "our" or "us"). The
Annuity may be offered as an individual  annuity  contract or as an interest in a group  annuity.  This  Prospectus describes the important  features of the Annuity and what you should  consider  before  purchasing the Annuity.  We have also filed a Statement  of  Additional  Information  that is  available  from us,  without  charge,  upon your request.  The  contents  of the  Statement  of  Additional  Information  are  described  on page 64. The Annuity or certain  of its  investment  options  and/or  features  may not be  available  in all  states.  Various  rights and benefits may differ between states to meet  applicable  laws and/or  regulations.  Certain terms are capitalized in this  Prospectus.  Those terms are either  defined in the  Glossary  of Terms or in the  context of the  particular section.

===================================================================================================================
American Skandia offers several different  annuities which your investment  professional may be authorized to offer to you. Each annuity has different  features and benefits that may be  appropriate  for you based on your financial situation,  your  age and how  you  intend  to use  the  annuity.  The  different  features  and  benefits  include variations in death benefit  protection,  the ability to access your  annuity's  account value and the charges that you will be  subject  to if you  choose to  surrender  the  annuity.  The fees and  charges  may also be  different between each annuity.
===================================================================================================================

If you are purchasing the Annuity as a replacement  for existing  variable  annuity or variable life coverage,  you should  consider any surrender or penalty  charges you may incur when  replacing  your  existing  coverage and that this Annuity may be subject to a contingent  deferred  sales charge if you elect to surrender the Annuity or take a partial  withdrawal.  You  should  consider  your need to access  the  annuity's  account  value  and  whether  the annuity's liquidity features will satisfy that need.

WHY WOULD I CHOOSE TO PURCHASE THIS ANNUITY?
This Annuity is frequently  used for retirement  planning  because it allows you to accumulate  retirement  savings and also offers payout options when you are ready to begin  receiving  income.  The Annuity also offers one or more death benefits that can protect your  retirement  savings if you die during a period of declining  markets.  It may be used  as an  investment  vehicle  for  "qualified"  investments,  including  an IRA,  SEP-IRA,  Roth  IRA or Tax
Sheltered  Annuity (or  403(b)).  It may also be used as an  investment  vehicle for  "non-qualified"  investments.
The Annuity  allows you to invest your money in a number of variable  investment  options as well as in one or more fixed investment options.

When an Annuity is purchased as a "non-qualified"  investment,  you generally are not taxed on any investment gains the Annuity earns until you make a withdrawal or begin to receive annuity  payments.  This feature,  referred to as
"tax-deferral",  can be  beneficial  to the growth of your  Account  Value  because  money that would  otherwise be needed to pay taxes on  investment  gains  each year  remains  invested  and can earn  additional  money.  However, because the Annuity is designed for long-term  retirement  savings, a 10% penalty tax may be applied on withdrawals you make  before you reach age 59 1/2.  Annuities  purchased  as a  non-qualified  investment  are not  subject to the maximum  contribution  limits that may apply to a  qualified  investment,  and are not subject to required  minimum distributions after age 701/2.

When an Annuity is purchased as a  "qualified"  investment,  you should  consider that the Annuity does not provide any additional tax advantages to the preferential  treatment  already  available through your retirement plan under the Internal  Revenue Code.  An Annuity may offer  features and benefits in addition to providing tax deferral that other  investment  vehicles may not offer,  including  death benefit  protection for your  beneficiaries,  lifetime income options,  and the ability to make transfers between numerous variable  investment  options offered under the
Annuity.  You should  consult with your  investment  professional  as to whether the overall  benefits and costs of the Annuity are appropriate considering your overall financial plan.

-------------------------------------------------------------------------------------------------------------------
These  annuities  are NOT deposits or  obligations  of, or issued,  guaranteed  or endorsed  by, any bank,  are NOT insured or guaranteed  by the U.S.  government,  the Federal  Deposit  Insurance  Corporation  (FDIC),  the Federal
Reserve Board or any other agency.  An investment in this annuity involves  investment  risks,  including  possible loss of value.
-------------------------------------------------------------------------------------------------------------------

THESE  SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED  BY THE  SECURITIES  AND EXCHANGE  COMMISSION OR ANY STATE
SECURITIES  COMMISSION  NOR HAS THE  COMMISSION  OR ANY STATE  SECURITIES  COMMISSION  PASSED UPON THE  ACCURACY OR
ADEQUACY  OF THIS  PROSPECTUS.  ANY  REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL  OFFENSE.  PLEASE  READ  THIS
PROSPECTUS AND THE CURRENT PROSPECTUS FOR THE UNDERLYING MUTUAL FUNDS.  KEEP THEM FOR FUTURE REFERENCE.
                                    FOR FURTHER INFORMATION CALL 1-800-752-6342
Prospectus Dated: January 1, 2002                                         Statement of Additional Information Dated: January 1, 2002
FUSI ASXT II Four -PROS- (01/2002)                                                                             FUSI ASXT II FourPROS

===================================================================================================================
If you purchase this  Annuity,  we apply an  additional  amount (an XTra  CreditSM) to your account value with each purchase payment you make, including your initial purchase payment and any additional purchase payments.
===================================================================================================================

        This Annuity  features the same Insurance Charge as many of American  Skandia's other variable  annuities.
     However,  if you make a  withdrawal  that  exceeds  the free  withdrawal  amount or choose to  surrender  your
     Annuity,  the  contingent  deferred sales charge (CDSC) on this Annuity is higher and is deducted for a longer period of time as compared to our other  variable  annuities.  As with any annuity that  features a CDSC,  you should  consider  your need to access your  account  value  during the CDSC  period and whether the  liquidity provision under the Annuity will satisfy that need.
===================================================================================================================
===================================================================================================================

===================================================================================================================
       The XTra CreditSM amount is included in your account value.  However,  American  Skandia may take back the original  XTra  CreditSM  amount  applied to your  purchase  payment if you die, or elect to withdraw all or a portion  of your  account  value  under the  medically-related  waiver  provision,  within 12 months of having received  an XTra  CreditSM  amount.  In either  situation,  the value of the XTra  CreditSM  amount  could be substantially  reduced.  However,  any  investment  gain on the XTra  CreditSM  amount will not be taken back.
     Additional conditions and restrictions apply.
===================================================================================================================
===================================================================================================================

===================================================================================================================

WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITY?
|X|      The Annuity is a "flexible  premium deferred  annuity." It is called  "flexible  premium" because you have considerable  flexibility  in the  timing  and  amount of premium  payments.  Generally,  investors  "defer"
       receiving annuity payments until after an accumulation period.
|X|      This Annuity  offers both  variable and fixed  investment  options.  If you allocate your Account Value to variable  investment  options,  the  value of your  Annuity  will  vary  daily  to  reflect  the  investment performance  of the underlying  investment  options.  Fixed  investment  options of different  durations are offered that are  guaranteed  by us, but may have a Market  Value  Adjustment  if you withdraw  your Account
       Value before the Maturity Date.
|X|      The Annuity  features two distinct  phases - the  accumulation  period and the payout  period.  During the accumulation  period your Account  Value is  allocated to one or more  underlying  investment  options.  The variable  investment  options,  each a Class 1 Sub-account of American  Skandia Life  Assurance  Corporation
       Variable Account B, invest in an underlying  mutual fund portfolio.  Currently,  portfolios of the following underlying mutual funds are being offered:  American Skandia Trust,  Montgomery Variable Series, Wells Fargo
       Variable Trust,  INVESCO Variable  Investment Funds, Inc.,  Evergreen  Variable Annuity Trust,  ProFunds VP,
       First Defined Portfolio Fund LLC and The Prudential Series Fund, Inc.
|X|      During the payout period,  commonly called  "annuitization," you can elect to receive annuity payments (1)
       for life; (2) for life with a guaranteed minimum number of payments;  (3) based on joint lives; or (4) for a guaranteed number of payments.  We currently make annuity payments available on a fixed or variable basis.
|X|      This Annuity offers a Credit which we add to your Annuity with each Purchase Payment we receive.
|X|      This  Annuity  offers a basic Death  Benefit.  It also offers  optional  Death  Benefits  that  provide an enhanced level of protection for your beneficiary(ies) for an additional charge.
|X|      Annuity  Owners can purchase an optional life  insurance  rider called  Plus40(TM)which  provides an income tax-free life insurance  benefit to the Owner's  beneficiary(ies)  equal to 40% of the Account Value of your
       Annuity.
|X|      You are allowed to withdraw a limited  amount of money from your  Annuity on an annual  basis  without any charges.  Other product features allow you to access your Account Value as necessary,  although a charge may apply.
|X|      Transfers  between  investment  options are tax-free.  Currently,  you may make twenty transfers each year free of  charge.  We also offer  several  programs  that  enable you to manage  your  Account  Value as your financial needs and investment performance change.

HOW DO I PURCHASE THIS ANNUITY?
We sell the Annuity through licensed,  registered  investment  professionals.  You must complete an application and submit a minimum initial  purchase  payment of $1,000.  We may allow you to make a lower initial  purchase  payment provided you establish a bank drafting  program under which  purchase  payments  received in the first Annuity Year total at least $1,000.  If the Annuity is owned by an individual or  individuals,  the oldest of those persons must be age 80 or under.  If the Annuity is owned by an entity, the annuitant must be age 80 or under.

   WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED

APPENDIX A - FINANCIAL INFORMATION ABOUT AMERICAN SKANDIA
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OFAMERICAN SKANDIA LIFE

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN SKANDIA LIFE
   ASSURANCE CORPORATION...........................................................................................................9
APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B..............................................................1
APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS................................................................................1
APPENDIX D - PLUS40(TM)OPTIONAL LIFE INSURANCE RIDER.................................................................................1

                                                 GLOSSARY OF TERMS

Many terms used within this  Prospectus are described  within the text where they appear.  The description of those terms are not repeated in this Glossary of Terms.

Account  Value:  The value of each  allocation to a Sub-account  or a Fixed  Allocation  prior to the Annuity Date, plus any earnings,  and/or less any losses,  distributions  and charges.  The Account Value is calculated before we assess any applicable  Contingent  Deferred Sales Charge  ("CDSC") and/or any Annual  Maintenance  Fee. The Account
Value  includes any Credits we applied to your  Purchase  Payments  that we are entitled to recover  under  certain circumstances.  The Account Value is determined  separately  for each  Sub-account  and for each Fixed  Allocation, and then totaled to determine  Account Value for your entire  Annuity.  The Account Value of each Fixed  Allocation on other than its Maturity Date may be calculated using a market value adjustment.

Annuitization:  The  application  of Account  Value to one of the  available  annuity  options  to begin  receiving periodic  payments for life,  for a  guaranteed  minimum  number of payments or for life with a guaranteed  minimum number of payments.

Annuity Date: The date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

Annuity Year: A 12-month  period  commencing on the Issue Date of the Annuity and each  successive  12-month period thereafter.

Code: The Internal Revenue Code of 1986, as amended from time to time.

Fixed  Allocation:  An  allocation of Account Value that is to be credited a fixed rate of interest for a specified
Guarantee Period during the accumulation period.

Guarantee  Period:  A period of time during the  accumulation  period where we credit a fixed rate of interest on a
Fixed Allocation.

Interim  Value:  The value of the Fixed  Allocation on any date other than the Maturity  Date. The Interim Value is equal to the initial value  allocated to the Fixed  Allocation plus all interest  credited to the Fixed  Allocation as of the date calculated, less any transfers or withdrawals from the Fixed Allocation.

Issue Date: The effective date of your Annuity.

MVA: A market value  adjustment  used in the  determination  of Account  Value of each Fixed  Allocation on any day other than the Maturity Date of such Fixed Allocation.

Owner:  With an  Annuity  issued as an  individual  annuity  contract,  the Owner is either an  eligible  entity or person  named as having  ownership  rights in  relation to the  Annuity.  With an Annuity  issued as a  certificate under a group  annuity  contract,  the  "Owner"  refers to the person or entity  who has the  rights  and  benefits designated as to the "Participant" in the certificate.

Surrender  Value:  The value of your Annuity  available  upon  surrender  prior to the Annuity  Date. It equals the
Account  Value as of the date we price the  surrender  minus any  applicable  CDSC,  Annual  Maintenance  Fee,  Tax
Charge,  the charge for any optional  benefits  and any Credits we applied to your  Purchase  Payments  that we are entitled to recover under certain circumstances.

Unit:  A measure used to calculate your Account Value in a Sub-account during the accumulation period.

Valuation  Day:  Every day the New York Stock  Exchange  is open for  trading or any other day the  Securities  and
Exchange Commission requires mutual funds or unit investment trusts to be valued.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and  expenses we charge for the  Annuity.  Some  charges are  assessed  against your
Annuity while others are assessed against assets  allocated to the variable  investment  options.  The charges that are assessed against the Annuity include the Contingent  Deferred Sales Charge,  Annual  Maintenance Fee,  Transfer
Fee and the Tax Charge.  The charge  that is assessed  against the  variable  investment  options is the  Insurance
Charge,  which is the  combination  of a mortality and expense risk charge and a charge for  administration  of the
Annuity.  Each underlying  mutual fund portfolio  assesses a charge for investment  management,  other expenses and with  some  funds,  a 12b-1  charge.  The  prospectus  for each  underlying  mutual  fund  provides  more  detailed information  about the  expenses  for the  underlying  funds.  In  certain  states,  a premium  tax  charge  may be applicable.  All of these fees and expenses are described in more detail within this Prospectus.

----------------------------------------------------------------------------------------------------------------------------------------
                                                       YOUR TRANSACTION EXPENSES
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
                                                        Amount Deducted/
         FEE/EXPENSE                                 Description Of Charge                                    When Deducted
------------------------------- ----------------------------------------------------------------- --------------------------------------
------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
                                Yr. 1   Yr. 2  Yr. 3  Yr. 4   Yr. 5  Yr. 6  Yr. 7   Yr. 8  Yr.
Contingent Deferred Sales                                                                   9+              Upon Surrender or
Charge                                                                                                     Partial Withdrawal

------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
                                 8.5%   8.5%   8.5%    8.5%   7.0%   6.0%    5.0%   4.0%   0.0%
------------------------------- ------- ------ ------ ------- ------ ------ ------- ------ ------ --------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
                                The charge is a percentage of each applicable Purchase Payment.
                                 The period is measured from the date each Purchase Payment is allocated.
------------------------------- ----------------------------------------------------------------- --------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
Annual Maintenance Fee                        Lesser of $35 or 2% of Account Value                     Annually on the contract's
                                                                                                   anniversary date or upon surrender
------------------------------- ----------------------------------------------------------------- --------------------------------------
-------------------------------
Transfer Fee                                                 $10.00                               After the 20th transfer each annuity
                                                                                                                  year
------------------------------- ----------------------------------------------------------------- --------------------------------------
------------------------------- ----------------------------------------------------------------- --------------------------------------
Tax Charge                         Depends on the requirements of the applicable jurisdiction                    Various

------------------------------- ----------------------------------------------------------------- --------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                                  ANNUAL CHARGES OF THE SUB-ACCOUNTS
                                 (as a percentage of the average daily net assets of the Sub-accounts)
------------------------------- ----------------------------------------------------------------- --------------------------------------
Mortality & Expense Risk
Charge                                                       1.25%
                                                                                                                  Daily
Administration Charge                                        0.15%

Total  Annual  Charges  of the          1.40% per year of the value of each Sub-account              Applies to Variable Investment
Sub-accounts*                                                                                                 Options only
------------------------------- ----------------------------------------------------------------- --------------------------------------
*  The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the
"Insurance Charge" elsewhere in this Prospectus.

----------------------------------------------------------------------------------------------------------------------------------------
                                                           OPTIONAL BENEFITS
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED RETURN OPTION
We offer a program  that  guarantees a "return of premium" at a future  date,  while  allowing you to       0.25% of Account Value
allocate all or a portion of your Account Value to the  Sub-accounts of your choice.  Please refer to
the discussion of the Guaranteed Return Option for a description of restrictions under the program.        (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
ENHANCED BENEFICIARY PROTECTION DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your       0.25% of Account Value
beneficiary(ies)  by providing  additional amounts that can be used to offset federal and state taxes
payable on any taxable gains in your Annuity at the time of your death.                                    (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED MINIMUM DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your     0.30% of the current Death
beneficiary(ies)  by providing the greater of the current  Account Value,  a 5.0% annual  increase on               Benefit
Purchase Payments minus proportional withdrawals or the Highest Anniversary Value.                         (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
----------------------------------------------------------------------------------------------------------------------------------------

 Please refer to the section entitled "Death Benefit" for a complete discussion of the optional Death Benefits, including restrictions on the age of the Owner/ Annuitant and limits on the amount payable.
----------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                           UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                               (as a percentage of the average net assets of the underlying Portfolios)
----------------------------------------------------------------------------------------------------------------------------------------

Below are the  investment  management  fees,  other  expenses,  and the total annual  expenses for each  underlying
Portfolio  as of December  31,  2000,  except as noted.  Each figure is stated as a  percentage  of the  underlying
Portfolio's  average daily net assets.  For certain of the underlying  Portfolios,  a portion of the management fee is being waived  and/or other  expenses are being  partially  reimbursed.  "N/A"  indicates  that no portion of the management fee and/or other expenses is being waived and/or  reimbursed.  The "Net Annual Fund Operating  Expenses"
reflect the  combination  of the fund's  investment  management  fee, other expenses and any 12b-1 fees, net of any fee waivers and expense  reimbursements.  The  expenses  shown  below are  deducted by the  underlying  mutual fund before it provides  American  Skandia with the daily net asset value.  Any footnotes  about  expenses  appear after the list of all the  portfolios.  The underlying  mutual fund portfolio  information was provided by the underlying mutual funds and has not been  independently  verified by us. See the  prospectuses  or  statements  of  additional information of the underlying  Portfolios for further details.  The current  prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-800-752-6342.

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Fund
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses
                                                                                                                 1
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
American Skandia Trust: 2
  AST Founders Passport                               1.00%          0.38%          0.00%         1.38%          N/A         1.38%
  AST Scudder Japan 3                                 1.00%          1.78%          0.00%         2.78%         1.03%        1.75%
  AST AIM International Equity                        0.86%          0.24%          0.06%         1.16%          N/A         1.16%
  AST American Century International Growth 4         1.00%          0.24%          0.00%         1.24%          N/A         1.24%
  AST MFS Global Equity                               1.00%          1.11%          0.00%         2.11%         0.36%        1.75%
  AST PBHG Small-Cap Growth                           0.90%          0.16%          0.01%         1.07%          N/A         1.07%
  AST Scudder Small-Cap Growth                        0.95%          0.16%          0.02%         1.13%          N/A         1.13%
  AST Federated Aggressive Growth 3                   0.95%          6.27%          0.00%         7.22%         5.87%        1.35%
  AST Goldman Sachs Small Cap Value                   0.95%          0.20%          0.00%         1.15%          N/A         1.15%
  AST Gabelli Small-CapValue                          0.90%          0.21%          0.01%         1.12%          N/A         1.12%
  AST Janus Mid-Cap Growth                            1.00%          0.28%          0.00%         1.28%          N/A         1.28%
  AST Neuberger Berman Mid-Cap Growth                 0.90%          0.16%          0.03%         1.09%          N/A         1.09%
  AST Neuberger Berman Mid-Cap Value                  0.90%          0.18%          0.16%         1.24%          N/A         1.24%
  AST Alger All-Cap Growth                            0.95%          0.24%          0.05%         1.24%          N/A         1.24%
  AST Gabelli All-Cap Value 3                         0.95%          0.64%          0.00%         1.59%         0.14%        1.45%
  AST Kinetics Internet 3                             1.00%          4.34%          0.00%         5.34%         3.94%        1.40%
  AST T. Rowe Price Natural Resources                 0.90%          0.24%          0.06%         1.20%          N/A         1.20%
  AST Alliance Growth                                 0.90%          0.19%          0.07%         1.16%          N/A         1.16%
  AST MFS Growth                                      0.90%          0.30%          0.00%         1.20%          N/A         1.20%
  AST Marsico Capital Growth                          0.90%          0.14%          0.02%         1.06%         0.02%        1.04%
  AST JanCap Growth                                   0.90%          0.13%          0.01%         1.04%         0.04%        1.00%
  AST Janus Strategic Value 3                         1.00%          1.41%          0.00%         2.41%         1.06%        1.35%
  AST Alliance/Bernstein Growth + Value 5             0.90%          0.24%          0.03%         1.17%          N/A         1.17%
  AST Sanford Bernstein Core Value                    0.75%          0.24%          0.03%         1.02%          N/A         1.02%
  AST Cohen & Steers Realty                           1.00%          0.22%          0.06%         1.28%          N/A         1.28%
  AST Sanford Bernstein Managed Index 500             0.60%          0.16%          0.02%         0.78%          N/A         0.78%
  AST American Century Income & Growth                0.75%          0.19%          0.00%         0.94%          N/A         0.94%
  AST Alliance Growth and Income                      0.75%          0.15%          0.16%         1.06%         0.01%        1.05%
  AST MFS Growth with Income                          0.90%          0.33%          0.00%         1.23%          N/A         1.23%
  AST INVESCO Equity Income                           0.75%          0.17%          0.03%         0.95%         0.01%        0.94%
  AST AIM Balanced                                    0.73%          0.22%          0.00%         0.95%          N/A         0.95%
  AST American Century Strategic Balanced             0.85%          0.25%          0.00%         1.10%          N/A         1.10%
  AST T. Rowe Price Asset Allocation                  0.85%          0.23%          0.00%         1.08%          N/A         1.08%
  AST T. Rowe Price Global Bond                       0.80%          0.32%          0.00%         1.12%          N/A         1.12%
  AST Federated High Yield                            0.75%          0.21%          0.00%         0.96%          N/A         0.96%
  AST Lord Abbett Bond-Debenture 3                    0.80%          2.27%          0.00%         3.07%         1.87%        1.20%
  AST PIMCO Total Return Bond                         0.65%          0.17%          0.00%         0.82%          N/A         0.82%
  AST PIMCO Limited Maturity Bond                     0.65%          0.22%          0.00%         0.87%          N/A         0.87%
  AST Money Market                                    0.50%          0.15%          0.00%         0.65%         0.05%        0.60%

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Fund
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
Montgomery Variable Series:
  Emerging Markets                                    1.25%          0.56%           0.00%        1.81%         0.25%        1.56%

Wells Fargo Variable Trust:
  Equity Income                                       0.70%          0.22%          0.25%         1.17%         0.17%        1.00%

INVESCO Variable Investment Funds, Inc.:
  Technology                                           0.72%         0.30%           0.00%         1.02%          N/A         1.02%
  Health Sciences                                      0.75%         0.32%           0.00%         1.07%          N/A         1.07%
  Financial Services                                   0.75%         0.34%           0.00%         1.09%          N/A         1.09%
  Telecommunications                                   0.75%         0.31%           0.00%         1.06%          N/A         1.06%
  Dynamics                                             0.75%         0.34%           0.00%         1.09%          N/A         1.09%

Evergreen Variable Annuity Trust:
  Omega                                                0.52%         0.16%           0.00%         0.68%          N/A         0.68%
  Equity Index                                         0.32%         0.22%           0.00%         0.54%         0.23%        0.31%
  Foundation                                           0.75%         0.17%           0.00%         0.92%          N/A         0.92%
  Global Leaders                                       0.87%         0.29%           0.00%         1.16%         0.15%        1.01%
  Special Equity                                       0.92%         0.25%           0.00%         1.17%         0.13%        1.04%
  Capital Growth                                       0.80%         0.32%           0.00%         1.12%         0.09%        1.03%
  Blue Chip                                            0.61%         0.64%           0.00%         1.25%         0.24%        1.01%
  International Growth                                 0.66%         0.52%           0.00%         1.18%          N/A         1.18%

ProFund VP:
  Europe 30                                            0.75%         0.75%           0.25%         1.75%          N/A         1.75%
  UltraSmall-Cap                                       0.75%         1.34%           0.25%         2.34%         0.29%        2.05%
  UltraOTC                                             0.75%         0.75%           0.25%         1.75%          N/A         1.75%
  OTC 6                                                0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Bear 6                                               0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Bull Plus 6                                          0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Biotechnology 6                                      0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Energy 6                                             0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Financial 6                                          0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Healthcare 6                                         0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Real Estate 6                                        0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Technology 6                                         0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Telecommunications 6                                 0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Utilities 6                                          0.75%         1.00%           0.25%         2.00%          N/A         2.00%

First Defined Portfolio Fund LLC:
First Trust(R)10 Uncommon Values                       0.60%          2.47%          0.25%         3.32%         1.95%        1.37%

The Prudential Series Fund, Inc.:
SP Jennison International Growth 7                    0.85%          0.60%          0.25%         1.70%         0.06%        1.70%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

1        The  Investment  Manager of American  Skandia Trust has agreed to reimburse  and/or waive fees for certain
     Portfolios  until at least April 30, 2002.  The caption "Total Annual Fund  Operating  Expenses"  reflects the
     Portfolios'  fees and  expenses  before such  waivers and  reimbursements,  while the caption "Net Annual Fund
     Operating Expenses" reflects the effect of such waivers and reimbursements.
2        American  Skandia Trust (the "Trust")  adopted a Distribution  Plan (the  "Distribution  Plan") under Rule
     12b-1 of the  Investment  Company  Act of 1940 to permit an  affiliate  of the Trust's  Investment  Manager to receive  brokerage  commissions in connection with purchases and sales of securities held by Portfolios of the
     Trust,  and to use these  commissions  to promote the sale of shares of such  Portfolios.  While the brokerage commission  rates and amounts paid by the various  Portfolios  are not expected to increase as a result of the
     Distribution  Plan,  the staff of the Securities and Exchange  Commission  takes the position that  commission
     amounts  received  under  the  Distribution  Plan  should  be  reflected  as  distribution   expenses  of  the
     Portfolios.  The  Distribution  Fee  estimates  are  derived and  annualized  from data  regarding  commission amounts  directed  under the  Distribution  Plan.  Although  there are no maximum  amounts  allowable,  actual commission  amounts  directed under the  Distribution  Plan will vary and the amounts directed during the last full fiscal year of the Plan's operations may differ from the amounts listed in the above chart.
3        These  Portfolios  commenced  operations on October 23, 2000.  "Other Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2001.
4        This Portfolio's expense  information  reflects the addition of the net assets of the AST American Century
     International  Growth  Portfolio II  ("Portfolio  II") as a result of the merger  between this  Portfolio  and
     Portfolio II.
5        These Portfolios  commenced  operations on May 1, 2001.  "Other Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2001.
6        These  Portfolios  commenced  operations on January 22, 2001.  "Other Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2001.
7        This Portfolio  commenced  operations on April 15, 2001.  "Other Expenses" are based on estimated  amounts for the fiscal year ending  December  31, 2001 and include a 0.15%  Administration  Fee.  The 0.06% fee waiver and expense  reimbursement  is  currently in effect but may be  eliminated.  Therefore,  the Expense  Examples reflect the Total Annual Portfolio Operating Expenses, not the Net Annual Portfolio Operating Expenses.

EXPENSE EXAMPLES
These examples are designed to assist you in  understanding  the various costs and expenses you will incur with the
Annuity over certain  periods of time based on specific  assumptions.  The examples  reflect the Insurance  Charge,
Contingent  Deferred Sales Charges (when  applicable) and the Annual  Maintenance  Fee, as well as charges deducted by the underlying mutual fund portfolios.  The Securities and Exchange Commission ("SEC") requires these examples.

The  examples  shown  assume  that:  (a) you  only  allocate  Account  Value  to the  Sub-accounts,  not to a Fixed
Allocation;  (b) the Insurance  Charge is assessed as 1.40% per year; (c) the Annual  Maintenance  Fee is reflected as a charge  equal to 0.05% based on an assumed  average  contract  size;  (d) you make no  withdrawals  of Account
Value during the period shown;  (e) you make no transfers,  withdrawals,  surrender or other  transactions  that we charge a fee during the period shown;  (f) no tax charge  applies;  (g) the expenses  throughout the period for the underlying  mutual fund  portfolios  are the "Net Annual Fund  Operating  Expenses,"  as shown above in the section entitled  "Underlying  Mutual Fund Portfolio Annual Expenses";  and (h) the Credit applicable to your Annuity is 4%
of Purchase  Payments.  The Credit may be less when total  Purchase  Payments are less then $10,000 and may be more when total Purchase Payments are at least $5,000,000 (see "How do I Receive Credits?").

These  examples do not reflect the charge for either  optional  Death  Benefit that is offered under the Annuity or the  Guaranteed  Return  Option.  If you purchase the Annuity with either  optional Death Benefit or the Guaranteed
                       --
Return  Option,  this  charge is deducted on an annual  basis in arrears in  addition to the amounts  shown  below.
Please  see the  example  of how we charge  for the  optional  Death  Benefits  and the  Guaranteed  Return  Option
following these tables.

THE EXAMPLES ARE ILLUSTRATIVE  ONLY - THEY SHOULD NOT BE CONSIDERED A REPRESENTATION  OF PAST OR FUTURE EXPENSES OF
THE UNDERLYING MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

-----------------------------------------------------------------------------------------------------------------------------------------
                                                                  Expense Examples
                                                  (amounts shown are rounded to the nearest dollar)
-----------------------------------------------------------------------------------------------------------------------------------------

                                         -------------------------------------------- ------- -----------------------------------------
                                         If you  surrender  your  Annuity at the end          If you do not surrender  your Annuity at
                                         of the  applicable  time period,  you would          the end of the  applicable  time  period
                                         pay  the  following  expenses  on a  $1,000          or  begin  taking  annuity  payments  at
                                         investment,  assuming  5% annual  return on          such time,  you would pay the  following
                                         assets:                                              expenses   on   a   $1,000   investment,
                                                                                              assuming 5% annual return on assets:
                                         -------------------------------------------- ------- -----------------------------------------

After:                                                                                 After:
----------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
--------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small Cap Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST Neuberger Berman Mid-Cap Growth
AST Neuberger Berman Mid-Cap Value
AST Alger All-Cap Growth
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

After:                                                                                 After:
----------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
AST Gabelli All-Cap Value
AST Kinetics Internet
AST T. Rowe Price Natural Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Alliance/Bernstein Growth + Value
AST Sanford Bernstein Core Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed Index 500
AST American Century Income & Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic Balanced
AST T. Rowe Price Asset Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity Bond
AST Money Market

MV Emerging Markets

WFVT Equity Income

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF Telecommunications
INVESCO VIF Dynamics

Evergreen VA Omega
Evergreen VA Equity Index
Evergreen VA Foundation
Evergreen VA Global Leaders
Evergreen VA Special Equity
Evergreen VA Capital Growth
Evergreen VA Blue Chip
Evergreen VA International Growth

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC
ProFund VP OTC
ProFund VP Bear
ProFund VP Bull Plus
ProFund VP Biotechnology
ProFund VP Energy
ProFund VP Financial
ProFund VP Healthcare
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

After:                                                                                 After:
----------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
--------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
ProFund VP Real Estate
ProFund VP Technology
ProFund VP Telecommunications
ProFund VP Utilities

First Trust(R)10 Uncommon Values

SP Jennison International Growth
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

Expenses For Optional Benefits

Guaranteed Return Option
If you elect to  participate in the Guaranteed  Return Option  program,  an annual charge of 0.25% is deducted from your  Annuity's  Account  Value.  The charge will be based on the Account Value of the  Sub-accounts  and any Fixed
Allocations  as of the date the charge is  deducted.  Below is an  example  of how the  charge  for the  Guaranteed
Return Option is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500

Cost of Guaranteed Return Option    0.25% X $12,500 = $31.25 per year

Enhanced Beneficiary Protection Death Benefit
If you purchase the Enhanced Beneficiary Protection Optional Death Benefit, an annual charge of 0.25% is deducted from your Annuity's Account Value.  The charge will be based on the Account Value of the Sub-accounts and any
Fixed Allocations as of the date the charge is deducted.  Below is an example of how the charge for the Optional
Death Benefit is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500

Cost of Optional Death Benefit      0.25% X $12,500 = $31.25 per year

Since charges for the Optional Death Benefit are determined based on a percentage of Account Value, you will pay more for this benefit if your Account Value increases.  The value of the Optional Death Benefit will also increase as the Account Value increases.  However, the Optional Death Benefit is also subject to a maximum benefit.  See the section entitled "Optional Death Benefits" for a description of the Enhanced Beneficiary
Protection Optional Death Benefit.

Guaranteed Minimum Death Benefit
If you purchase the Guaranteed Minimum Death Benefit, an annual charge of 0.30% is deducted from your Annuity's
Account Value.  The charge will be based on the current Death Benefit under the Guaranteed Minimum Death Benefit as of the date the charge is deducted.  Below is an example of how the charge for the Guaranteed Minimum Death
Benefit is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500
Current Death Benefit:              $13,000

Cost of Optional Death Benefit      0.30% X Current Death Benefit = $39.00 per year

The charge for optional Death Benefits is deducted in addition to the Insurance Charge which is deducted on a daily basis from the Account Value allocated to the Sub-accounts.  The charge for the optional Death Benefits is deducted in arrears on each anniversary of the Issue Date of the Annuity or, if you terminate the optional Death
Benefit or surrender your Annuity, on the date the termination or surrender is effective.

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?

Each variable  investment option is a Class 1 Sub-account of American Skandia Life Assurance  Corporation  Variable
Account B (see "What are Separate Accounts" for more detailed  information.) Each Sub-account  invests  exclusively in one Portfolio.  You should  carefully read the  prospectus  for any Portfolio in which you are  interested.  The following chart  classifies  each of the Portfolios  based on our assessment of their  investment  style (as of the date of this  Prospectus).  The chart also  provides a description  of each  Portfolio's  investment  objective (in italics) and a short,  summary  description of their key policies to assist you in determining which Portfolios may be of interest to you.  There is no guarantee  that any  underlying  mutual fund portfolio will meet its investment objective.

The name of the  advisor/sub-advisor  for each Portfolio  appears next to the  description.  Those portfolios whose name  includes the prefix  "AST" are  portfolios  of American  Skandia  Trust.  The  investment  manager for AST is
American  Skandia  Investment  Services,  Incorporated  ("ASISI"),  an  affiliated  company  of  American  Skandia.
However, a sub-advisor, as noted below, is engaged to conduct day-to-day investment decisions.

The Portfolios  are not publicly  traded mutual funds.  They are only  available as investment  options in variable annuity  contracts  and variable  life  insurance  policies  issued by insurance  companies,  or in some cases,  to participants in certain  qualified  retirement  plans.  However,  some of the Portfolios  available as Sub-accounts under the Annuity are managed by the same  portfolio  advisor or sub-advisor as a retail mutual fund of the same or similar name that the  Portfolio  may have been modeled  after at its  inception.  Certain  retail mutual funds may also have been  modeled  after a  Portfolio.  While  the  investment  objective  and  policies  of the funds may be substantially  similar,  the actual  investments made by the funds will differ to varying  degrees.  Differences in the performance of the funds can be expected,  and in some cases could be  substantial.  Contract Owners should not compare the  performance of a publicly  traded mutual fund with the  performance of any similarly  named  Portfolio offered as a Sub-account.  Details about the investment  objectives,  policies,  risks, costs and management of the
Portfolios are found in the prospectuses for the underlying mutual funds.

Please refer to Appendix B for certain  required  financial  information  related to the historical  performance of the Sub-accounts.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Money Market:  seeks to maximize current income and maintain high levels of liquidity.  The
   MONEY MARKET     Portfolio  attempts to  accomplish  its  objective by  maintaining  a  dollar-weighted  average   Wells Fargo Capital
                    maturity  of not  more  than 90 days  and by  investing  in  securities  which  have  effective     Management, Inc.
                    maturities of not more than 397 days.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Lord Abbett  Bond-Debenture:  seeks high  current  income and the  opportunity  for capital appreciation  to produce a high total return.  The Portfolio  pursues its objective by normally investing in high yield and  investment  grade debt  securities,  securities  convertible  into common stock and preferred stocks. Under normal  circumstances,  the Portfolio invests at least
                    65% of its total assets in fixed income  securities  of various  types.  The Portfolio may find good value in high yield securities,  sometimes called "lower-rated bonds" or "junk bonds," and
                    frequently  may have more than half of its assets  invested in those  securities.  At least 20%    Lord, Abbett & Co.
                    of the  Portfolio's  assets  must be  invested  in any  combination  of  investment  grade debt securities,  U.S.  Government  securities  and cash  equivalents.  The  Portfolio may also make significant  investments  in  mortgage-backed  securities.  Although the  Portfolio  expects to maintain  a  weighted  average  maturity  in the  range of seven to nine  years,  there  are no restrictions on the overall Portfolio or on individual securities.
       BOND
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Limited  Maturity Bond: seeks to maximize total return  consistent with  preservation
                    of capital  and prudent  investment  management.  The  Portfolio  will invest in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within  a one- to  three-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Total Return Bond:  seeks to maximize total return  consistent  with  preservation of
                    capital  and  prudent  investment  management.  The  Portfolio  will  invest  in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within a three-  to  six-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  High Yield:  seeks high current  income by investing  primarily in a diversified portfolio of fixed income  securities.  The Portfolio will invest at least 65% of its assets in lower-rated  corporate fixed income  securities  ("junk bonds").  These fixed income securities
 HIGH YIELD BOND    may include preferred stocks,  convertible  securities,  bonds,  debentures,  notes,  equipment   Federated Investment
                    lease  certificates  and  equipment  trust  certificates.  A fund  that  invests  primarily  in        Counseling
                    lower-rated  fixed  income  securities  will  be  subject  to  greater  risk  and  share  price fluctuation  than a typical fixed income fund,  and may be subject to an amount of risk that is comparable to or greater than many equity funds.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Global Bond (f/k/a AST T. Rowe Price  International  Bond):  seeks to provide high  current  income  and  capital  growth  by  investing  in  high-quality  foreign  and U.S.
                    dollar-denominated  bonds.  The  Portfolio  will invest in all types of bonds  including  those issued  or  guaranteed  by U.S.  or  foreign  governments  or  their  agencies  and by  foreign authorities,  provinces  and  municipalities  as  well as  investment  grade  corporate  bonds,
   GLOBAL BOND      mortgage and  asset-backed  securities and high-yield  bonds of U.S. and foreign  issuers.  The
                    Sub-advisor bases its investment decisions on fundamental market factors,  currency trends, and      T. Rowe Price
                    credit  quality.  The  Portfolio  generally  invests  in  countries  where the  combination  of   International, Inc.
                    fixed-income returns and currency exchange rates appears attractive,  or, if the currency trend is unfavorable,  where the Sub-advisor believes that the currency risk can be minimized through hedging.  The  Portfolio  may also  invest up to 20% of its  assets in the  aggregate  in below investment-grade,  high-risk bonds ("junk bonds"). In addition,  the Portfolio may invest up to
                    30% of its assets in mortgage-backed  (including  derivatives,  such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Asset Allocation:  seeks a high level of total return by investing  primarily in a  diversified  portfolio  of fixed income and equity  securities.  The  Portfolio  normally
ASSET ALLOCA-TION   invests  approximately  60% of its total  assets in equity  securities  and 40% in fixed income
                    securities.  The Sub-advisor  concentrates common stock investments in larger, more established      T. Rowe Price
                    companies,  but the  Portfolio may include small and  medium-sized  companies  with good growth     Associates, Inc.
                    prospects.  The fixed income portion of the Portfolio will be allocated among  investment grade securities, high yield or "junk" bonds, foreign high quality debt securities and cash reserves.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST AIM Balanced:  seeks to provide a well-diversified  portfolio of stocks and bonds that will produce both capital growth and current  income.  The Portfolio  attempts to meet its objective
                    by  investing,  normally,  a minimum of 30% and a maximum of 70% of its total  assets in equity      A I M Capital
                    securities  and a minimum  of 30% and a maximum of 70% of its total  assets in  non-convertible     Management, Inc.
                    debt  securities.  The  Sub-advisor  will primarily  purchase  equity  securities for growth of capital and debt securities for income purposes.

     BALANCED

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  American  Century  Strategic  Balanced:  seeks  capital  growth and  current  income.  The
                    Sub-advisor  intends  to  maintain  approximately  60%  of the  Portfolio's  assets  in  equity
                    securities and the remainder in bonds and other fixed income  securities.  Both the Portfolio's     American Century
                    equity and fixed  income  investments  will  fluctuate  in value.  The equity  securities  will        Investment
                    fluctuate  depending on the  performance of the companies that issued them,  general market and     Management, Inc.
                    economic  conditions,  and investor  confidence.  The fixed income investments will be affected primarily by rising or falling interest rates and the credit quality of the issuers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA  Foundation:  seeks,  in order of priority,  reasonable  income,  conservation  of capital and capital  appreciation.  The  Portfolio  invests  principally  in a  combination  of
                    common stocks,  securities  convertible into or exchangeable for common stocks and fixed income   Evergreen Investment
                    securities.  Common  stocks are  selected  based on a  combination  of  financial  strength and   Management Company,
                    estimated  growth  potential.  Fixed income  securities  are selected  based on the  investment           LLC
                    adviser's  projections of interests  rates,  varying amounts and maturities in order to achieve     (f/k/a Evergreen
                    capital protection and, when possible,  capital appreciation.  Under normal circumstances,  the     Asset Management
                    Portfolio  anticipates  that at least 25% of its net assets will consist of debt securities and          Corp.)
                    the remainder in equity securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST INVESCO  Equity  Income:  seeks capital  growth and current  income while  following  sound investment  practices.  The Portfolio seeks to achieve its objective by investing in securities
                    that are expected to produce  relatively high levels of income and consistent,  stable returns.   INVESCO Funds Group,
                    The  Portfolio  normally will invest at least 65% of its assets in  dividend-paying  common and           Inc.
                    preferred  stocks of domestic and foreign issuers.  Up to 30% of the Portfolio's  assets may be
  EQUITY INCOME     invested in equity securities that do not pay regular dividends.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    WFVT Equity Income:  seeks long-term capital  appreciation and  above-average  dividend income.
                    The  Portfolio  pursues its  objective  primarily by  investing in the common  stocks of large, high-quality  domestic  companies with  above-average  return potential based on current market
                    valuations and above-average  dividend income.  Under normal market  conditions,  the Portfolio    Wells Fargo Funds
                    invests at least 65% of its total assets in income  producing  equity  securities and in issues     Management, LLC
                    of companies with market capitalizations greater than the median of the Russell 1000 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  Alliance  Growth and Income  (f/k/a AST Lord Abbett  Growth and Income):  seeks  long-term growth of capital and income while attempting to avoid excessive  fluctuations in market value.
      GROWTH        The Portfolio  normally will invest in common stocks (and  securities  convertible  into common
        &           stocks). The Sub-advisor will take a value-oriented  approach,  in that it will try to keep the     Alliance Capital
      INCOME        Portfolio's  assets  invested  in  securities  that are  selling at  reasonable  valuations  in     Management, L.P.
                    relation to their fundamental  business prospects.  The stocks that the Portfolio will normally invest in are those of seasoned  companies that are expected to show  above-average  growth and that the Sub-advisor believes are in sound financial condition.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST American  Century Income & Growth:  seeks capital growth with current income as a secondary objective.  The Portfolio  invests  primarily in common stocks that offer potential for capital
                    growth,  and may,  consistent  with its  investment  objective,  invest  in stocks  that  offer     American Century
                    potential for current income.  The  Sub-advisor  utilizes a quantitative  management  technique        Investment
                    with a goal of building an equity  portfolio  that  provides  better  returns  than the S&P 500     Management, Inc.
                    Index without taking on significant  additional risk and while  attempting to create a dividend
      GROWTH        yield that will be greater than the S&P 500 Index.
        &
      INCOME
     (Cont.)
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Growth with  Income:  seeks long term growth of capital  with a secondary  objective to seek  reasonable  current  income.  Under normal market  conditions,  the Portfolio  invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as  preferred
                    stocks,  convertible  securities  and  depositary  receipts.  The stocks in which the Portfolio      Massachusetts
                    invests  generally  will pay  dividends.  While the  Portfolio  may invest in  companies of any    Financial Services
                    size, the Portfolio generally focuses on companies with larger market  capitalizations that the         Company
                    Sub-advisor  believes have  sustainable  growth  prospects and attractive  valuations  based on current and  expected  earnings  or cash flow.  The  Portfolio  may invest up to 20% of its net assets in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Cohen & Steers Realty:  seeks to maximize  total return  through  investment in real estate securities.  The Portfolio  pursues its  investment  objective by seeking,  with  approximately
   REAL ESTATE      equal emphasis,  capital growth and current income. Under normal  circumstances,  the Portfolio
      (REIT)        will invest  substantially all of its assets in the equity securities of real estate companies,      Cohen & Steers
                    i.e., a company that derives at least 50% of its  revenues  from the  ownership,  construction,   Capital Management,
                    financing,  management  or sale of real  estate or that has at least 50% of its  assets in real           Inc.
                    estate. Real estate companies may include real estate investment trusts or REITs.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Equity Index:  seeks investment  results that achieve price and yield  performance
                    similar  to the  Standards  and  Poor's  500  Composite  Price  Index  ("S&P 500  Index").  The   Evergreen Investment
                    Portfolio  invests  substantially all of its total assets in equity securities that represent a   Management Company,
  S&P 500 INDEX     composite of the S&P 500 Index.  The  correlation  between the performance of the Portfolio and           LLC
                    the S&P 500  Index is  expected  to be,  before  expenses,  0.98 or  higher.  The S&P 500 is an   (f/k/a First Capital
                    unmanaged  index of 500 common stocks chosen to reflect the industries of the U.S.  economy and          Group)
                    is often considered a proxy for the stock market in general.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST  Sanford  Bernstein  Managed  Index  500:  seeks to  outperform  the  Standard & Poor's 500
                    Composite  Stock Price Index (the "S&P 500(R)")  through stock  selection  resulting in different weightings of common stocks relative to the index.  The Portfolio will invest  primarily in the common  stocks of companies  included in the S&P 500(R).  In seeking to  outperform  the S&P 500, the  Sub-advisor  starts  with a  portfolio  of stocks  representative  of the  holdings of the
  MANAGED INDEX     index.  It then uses a set of fundamental  quantitative  criteria that are designed to indicate   Sanford C. Bernstein
                    whether a particular  stock will  predictably  perform  better or worse than the S&P 500. Based        & Co., LLC
                    on these  criteria,  the  Sub-advisor  determines  whether the  Portfolio  should  over-weight, under-weight or hold a neutral  position in the stock relative to the proportion of the S&P 500 that the stock  represents.  In addition,  the Sub-advisor also may determine that based on the quantitative  criteria,  certain equity  securities that are not included in the S&P 500 should be held by the Portfolio.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

-------------------
                    AST Alliance/Bernstein  Growth + Value: seeks capital growth by investing  approximately 50% of its assets in growth  stocks of large  companies and  approximately  50% of its assets in value stocks of large  companies.  The Portfolio will invest primarily in commons tocks of large U.S.
                    companies  included in the  Russell  1000 Index (the  "Russell  1000").  The Russell  1000 is a
                    market  capitalization-weighted  index that measures the  performance of the 1,000 largest U.S.     Alliance Capital
                    companies.  Normally,  about 60-85  companies will be represented in the Portfolio,  with 25-35     Management, L.P.
                    companies  primarily from the Russell 1000 Growth Index  constituting  approximately 50% of the
                    Portfolio's  net  assets and 35-50  companies  primarily  from the  Russell  1000  Value  Index
    LARGE CAP       constituting  the  remainder  of  the  Portfolio's  net  assets.   There  will  be  a  periodic
      EQUITY        rebalancing  of each  segment's  assets  to take  account  of market  fluctuations  in order to maintain the approximately equal allocation.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alliance  Growth:  seeks long-term  capital growth.  The Portfolio  invests at least 80% of its total assets in the equity  securities of a limited  number of large,  carefully  selected,
                    high-quality  U.S.  companies  that are judged  likely to  achieve  superior  earnings  growth.     Alliance Capital
                    Normally,  about 40-60  companies will be  represented in the Portfolio,  with the 25 companies     Management, L.P.
                    most  highly  regarded  by  the  Sub-advisor  usually  constituting  approximately  70%  of the
                    Portfolio's  net assets.  An emphasis is placed on identifying  companies  whose  substantially above average prospective earnings growth is not fully reflected in current market valuations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST JanCap Growth:  seeks growth of capital in a manner  consistent  with the  preservation  of capital.  Realization of income is not a significant  investment  consideration  and any income realized on the  Portfolio's  investments,  therefore,  will be incidental  to the  Portfolio's
                    objective.  The Portfolio will pursue its objective by investing  primarily in common stocks of      Janus Capital
                    companies that the Sub-advisor  believes are  experiencing  favorable demand for their products       Corporation
                    and services,  and which operate in a favorable  competitive  and regulatory  environment.  The
                    Sub-advisor  generally takes a "bottom up" approach to choosing  investments for the Portfolio.
                    In other words,  the Sub-advisor  seeks to identify  individual  companies with earnings growth potential that may not be recognized by the market at large.

    LARGE CAP
      EQUITY
     (Cont.)
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus  Strategic  Value:  seeks  long-term  growth of capital.  The  Portfolio  pursues its objective by investing  primarily in common stocks with the  potential for long-term  growth of capital using a "value" approach.  This value approach emphasizes  investments in companies the
                    Sub-advisor believes are undervalued  relative to their intrinsic worth.  Realization of income      Janus Capital
                    is not a significant  consideration when choosing investments for the Portfolio.  The Portfolio       Corporation
                    will  generally  focus on the  securities of larger  companies,  however,  it may invest in the securities of smaller  companies,  including  start-up  companies offering emerging products or services.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Marsico  Capital  Growth:  seeks capital  growth.  Income  realization is not an investment objective  and  any  income  realized  on  the  Portfolio's  investments,  therefore,  will  be incidental to the Portfolio's  objective.  The Portfolio will pursue its objective by investing primarily in common stocks of larger,  more  established  companies.  In selecting  investments
                    for the Portfolio,  the Sub-advisor uses an approach that combines "top down" economic analysis     Marsico Capital
                    with "bottom up" stock selection.  The "top down" approach identifies  sectors,  industries and     Management, LLC
                    companies that should benefit from the trends the  Sub-advisor  has observed.  The  Sub-advisor then looks for individual  companies with earnings growth  potential that may not be recognized by the market at large. This is called "bottom up" stock selection.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS  Growth:  seeks  long-term  capital  growth  and future  income.  Under  normal  market conditions,  the  Portfolio  invests  at least 80% of its total  assets  in common  stocks  and
                    related securities,  such as preferred stocks,  convertible securities and depositary receipts,      Massachusetts
                    of companies that the  Sub-advisor  believes offer better than average  prospects for long-term    Financial Services
                    growth.  The Sub-advisor seeks to purchase  securities of companies that it considers  well-run         Company
                    and  poised  for  growth.  The  Portfolio  may  invest up to 35% of its net  assets in  foreign securities.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Sanford  Bernstein Core Value:  seeks  long-term  capital growth by investing  primarily in common stocks.  The  Sub-advisor  expects that the majority of the  Portfolio's  assets will be invested in the common stocks of large  companies  that appear to be  undervalued.  Among other
                    things, the Portfolio seeks to identify compelling buying opportunities  created when companies   Sanford C. Bernstein
                    are undervalued on the basis of investor  reactions to near-term problems or circumstances even        & Co., LLC
                    though their long-term  prospects  remain sound. The Sub-advisor  seeks to identify  individual companies with earnings growth potential that may not be recognized by the market at large.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Blue Chip:  seeks  capital  growth with the  potential  for income.  The Portfolio invests  primarily  in common  stocks of  well-established,  large U.S.  companies  with a long
                    history  of  performance,   typically   recognizable   names  representing  a  broad  range  of   Evergreen Investment
                    industries.   To  provide  balance,   the  Portfolio  also  invests  in  quality   medium-sized   Management Company,
                    companies.  The  Portfolio's  stock  selection  is  based  on a  diversified  style  of  equity           LLC
                    investment  management  that  allows  it to invest in both  value  and  growth-oriented  equity securities.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen  VA  Capital  Growth:  seeks  to  provide  long-term  appreciation  of  capital.  The
                    Portfolio  invests  primarily  in common  stocks.  The  Portfolio  may also invest in preferred   Evergreen Investment
                    stocks,  convertible preferred stocks,  convertible debentures,  and any other class or type of   Management Company,
                    security which the investment  adviser believes offers the potential for capital  appreciation.           LLC/
                    In selecting  investments,  the investment adviser attempts to identify  securities it believes   Pilgrim Baxter Value
                    will provide  capital  appreciation  over the  intermediate  or long term due to changes in the     Investors, Inc.
                    financial condition of issuers, changes in financial conditions generally, or other factors.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alger All-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in equity securities,  such as common or preferred stocks, that are listed on U.S. exchanges or in the  over-the-counter  market.  The Portfolio may invest in the equity  securities of companies of all sizes,  and may emphasize  either  larger or smaller  companies at a given time based on the Sub-advisor's assessment of particular companies and market conditions.
                                                                                                                           Fred Alger
                    *Due to the  events  of  September  11,  2001,  effective  September  17,  2001,  Massachusetts    Management, Inc.*
                    Financial Services Company ("MFS") will act as interim  co-portfolio  manager for the AST Alger
                    All-Cap  Growth  portfolio.  Personnel  from the MFS team  currently  responsible  for managing
      ALL-CAP       American Skandia's AST MFS Growth portfolio will be assuming  day-to-day  management of the AST
      EQUITY        Alger  All-Cap  Growth   portfolio  assets  in  conjunction  with  personnel  from  Fred  Alger
                    Management, Inc.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  All-Cap  Value:  seeks  capital  growth.  The  Portfolio  pursues its objective by investing primarily in readily marketable equity securities including common stocks,  preferred stocks and  securities  that may be converted at a later time into common stock.  The Portfolio may invest in the  securities  of companies of all sizes,  and may  emphasize  either larger or  GAMCO Investors, Inc.
                    smaller  companies  at a  given  time  based  on the  Sub-advisor's  assessment  of  particular companies and market  conditions.  The Portfolio  focuses on companies that appear  underpriced relative  to their  private  market  value  ("PMV").  PMV is the  value  that  the  Portfolio's
                    Sub-advisor believes informed investors would be willing to pay for a company.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus Mid-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in common stocks,  selected for their growth  potential,  and normally invests at least 65% of its
                    equity  assets  in  medium-sized  companies.  For  purposes  of  the  Portfolio,   medium-sized
                    companies  are those whose market  capitalizations  (measured at the time of  investment)  fall      Janus Capital
                    within the range of  companies  in the  Standard & Poor's  MidCap  400 Index.  The  Sub-advisor       Corporation
                    seeks  to  identify  individual  companies  with  earnings  growth  potential  that  may not be recognized by the market at large.

  MID-CAP EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Growth:  seeks capital growth. The Portfolio  primarily invests in
                    the common stocks of mid-cap  companies,  i.e.,  companies  with equity market  capitalizations     Neuberger Berman
                    from $300 million to $10 billion at the time of investment.  The Portfolio is normally  managed        Management
                    using a growth-oriented  investment approach.  The Sub-advisor looks for fast-growing companies       Incorporated
                    that are in new or rapidly evolving industries.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Value:  seeks capital growth.  The Portfolio  primarily invests in the  common  stocks of  mid-cap  companies.  Under the  Portfolio's  value-oriented  investment
                    approach,  the Sub-advisor looks for well-managed  companies whose stock prices are undervalued     Neuberger Berman
                    and that may rise in price  before  other  investors  realize  their  worth.  Factors  that the        Management
                    Sub-advisor may use to identify these companies  include strong  fundamentals,  including a low       Incorporated
                    price-to-earnings  ratio,  consistent cash flow, and a sound track record through all phases of the market cycle.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Omega:  seeks maximum capital growth.  The Portfolio  invests  primarily in common stocks and  securities  convertible  into  common  stocks of U.S.  companies  across all market capitalizations.  The  Portfolio  utilizes the  fully-managed  investment  concept  whereby the
                    Portfolio's  manager  will  continuously  review the  Portfolio's  holdings  in light of market   Evergreen Investment
                    conditions,  business  developments  and  economic  trends.  During  this review  process,  the   Management Company,
                    Portfolio's  manager  seeks to identify and invest in industries  that are growing  faster than           LLC
                    the economy.  The Portfolio  invests in companies of all sizes. The continuous  review may lead to high portfolio  turnover,  but that will not limit investment  decisions.  The Portfolio may also invest up to 25% of its assets in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Dynamics:  seek  capital  appreciation.  The  Portfolio
                    invests   primarily  in  common  stocks  of  mid-size  U.S.   companies  -  those  with  market
  MID-CAP EQUITY    capitalizations  between $2 billion  and $15 billion at the time of purchase - but also has the
      (Cont.)       flexibility to invest in other types of securities,  including  preferred  stocks,  convertible
                    securities  and bonds.  The core of the  Portfolio's  portfolio  is invested in  securities  of   INVESCO Funds Group,
                    established  companies  that are leaders in attractive  growth markets with a history of strong           Inc.
                    returns.  The  remainder of the  Portfolio  is invested in  securities  that show  accelerating growth,  driven by product cycles,  favorable  industry or sector  conditions and other factors that will lead to rapid sales and earnings growth.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Although investments in securities of smaller companies are generally  considered to offer greater opportunity for appreciation,  they also involve  greater risk of  depreciation  than  securities of larger  companies.  Smaller  companies may lack depth of management,  financial resources,  or they may be  developing  or  marketing  products or services  for which there is not an  established  market.  Additionally, smaller  companies  normally have fewer shares  outstanding and trade less frequently than large  companies.  Therefore,  the securities of smaller companies may be subject to wider price fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  Aggressive  Growth:  seeks capital growth.  The Portfolio pursues its investment objective by investing  in equity  securities  of companies  offering  superior  prospects  for earnings  growth.  The Portfolio  focuses its  investments on the equity  securities of smaller
                    companies,  but it is not  subject to any  specific  market  capitalization  requirements.  The   Federated Investment
                    Portfolio may invest in foreign issuers through American Depositary  Receipts.  The Portfolio's        Counseling
                    strategies with respect to security analysis,  market  capitalization and sector allocation are designed to produce a portfolio of stocks whose long-term  growth  prospects are  significantly above those of the S&P 500 Index.

    SMALL CAP
      EQUITY

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  Small-Cap  Value (f/k/a AST T. Rowe Price Small Company  Value):  seeks to provide long-term capital growth by investing primarily in  small-capitalization  stocks that appear to be  undervalued.  The Portfolio will normally invest at least 65% of its total assets in stocks
                    and   equity-related   securities   of  small   companies   ($1   billion  or  less  in  market          GAMCO
                    capitalization).  Reflecting a value approach to investing,  the Portfolio will seek the stocks     Investors, Inc.
                    of companies  whose current stock prices do not appear to adequately  reflect their  underlying value as measured by assets, earnings, cash flow or business franchises.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Goldman  Sachs  Small-Cap  Value (f/k/a AST Lord Abbett Small Cap Value):  seeks  long-term capital  appreciation.  The Portfolio will seek its objective through investments  primarily in equity  securities  that are  believed to be  undervalued  in the  marketplace.  The  Portfolio
                    primarily  seeks  companies  that  are  small-sized,  based on the  value of their  outstanding   Goldman Sachs Asset
                    stock. Specifically,  under normal circumstances,  at least 65% of the Portfolio's total assets        Management
                    will be invested in common stocks issued by smaller,  less  well-known  companies  (with market capitalizations of less than $4 billion at the time of investment).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST PBHG  Small-Cap  Growth  (f/k/a AST Janus  Small-Cap  Growth):  seeks capital  growth.  The
                    Portfolio  pursues its objective by normally  investing at least 80% of its total assets in the     Pilgrim Baxter &
                    common stocks of small-sized  companies,  i.e., whose market capitalizations or annual revenues     Associates, Ltd.
                    are less than $1 billion at the time of purchase.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Scudder  Small-Cap  Growth (f/k/a AST Kemper  Small-Cap  Growth):  seeks maximum  growth of investors' capital from a portfolio  primarily of growth stocks of smaller companies.  At least
                    65% of the  Portfolio's  total assets  normally  will be invested in the equity  securities  of
                    smaller  companies,  i.e.,  those having a market  capitalization  of $2 billion or less at the      Zurich Scudder
    SMALL CAP       time of  investment,  many of which  would be in the early  stages  of their  life  cycle.  The    Investments, Inc.
      EQUITY        Portfolio seeks  attractive  areas for investment that arise from factors such as technological
     (Cont.)        advances, new marketing methods, and changes in the economy and population.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Special Equity:  seeks capital growth.  The Portfolio  strives to provide a return
                    greater  than  broad  stock  market  indices  such  as the  Russell  2000  Index  by  investing   Evergreen Investment
                    principally  in a diversified  portfolio of common stocks of U.S.  companies.  The  Portfolio's   Management Company,
                    investment  adviser  principally  chooses  companies which it expects will experience growth in           LLC
                    earnings  and price,  and which have small market  capitalizations  (up to $1.5  billion).  The
                    Portfolio may purchase stocks in initial public offerings (IPOs).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Global Equity:  seeks capital  growth.  Under normal market  conditions,  the Portfolio invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as
                    preferred stock,  convertible  securities and depositary receipts,  of U.S. and foreign issuers      Massachusetts
                    (including  issuers  in  developing  countries).  The  Portfolio  generally  seeks to  purchase    Financial Services
                    securities of companies with relatively large market capitalizations  relative to the market in         Company
                    which they are traded.

  GLOBAL EQUITY
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Global Leaders:  seeks to provide  investors with long-term  capital  growth.  The
                    Portfolio  normally  invests as least 65% of its assets in a diversified  portfolio of U.S. and   Evergreen Investment
                    non-U.S.   equity  securities  of  companies  located  in  the  world's  major   industrialized   Management Company,
                    countries.  The Portfolio  will invest in no less than three  countries,  which may include the           LLC
                    U.S.,  but may invest more than 25% of its total assets in one country.  The Portfolio  invests     (f/k/a Evergreen
                    only in the  best  100  companies,  which  are  selected  by the  investment  advisor  based on     Asset Management
                    qualitative  and  quantitative  criteria  such as high  return on equity,  consistent  earnings          Corp.)
                    growth and established market presence.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
Investments in securities of foreign issuers may involve risks that are not present with domestic  investments.  Some of these risks may be fluctuations in currency exchange rates, less liquid and more volatile  securities  markets,  unstable  political and economic  structures, reduced  availability of public information and lack of uniform financial  reporting and regulatory  practices compared to those that apply to U.S. issuers.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST AIM International  Equity:  seeks capital growth. The Portfolio seeks to meet its objective by investing,  normally,  at least 70% of its assets in marketable equity securities of foreign
                    companies that are listed on a recognized  foreign  securities  exchange or traded in a foreign      A I M Capital
                    over-the-counter  market.  The Portfolio will normally  invest in a diversified  portfolio that     Management, Inc.
                    includes  companies  from at least  four  countries  outside  the  United  States,  emphasizing countries of Western Europe and the Pacific Basin.
  INTER-NATIONAL
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST American Century  International  Growth:  seeks capital growth.  The Portfolio will seek to achieve its  investment  objective  by  investing  primarily  in equity  securities  of foreign companies  that the  Sub-advisor  believes  will  increase  in value  over time.  Under  normal
                    conditions,  the  Portfolio  will  invest at least 65% of its  assets in equity  securities  of     American Century
                    issuers from at least three  countries  outside of the United States.  The  Sub-advisor  uses a        Investment
                    growth  investment  strategy it developed  that looks for  companies  with earnings and revenue     Management, Inc.
                    growth.  The  Sub-advisor  will  consider  a  number  of other  factors  in  making  investment selections,  including the prospects for relative  economic  growth among countries or regions, economic and political  conditions,  expected inflation rates,  currency exchange  fluctuations and tax considerations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Founders  Passport:  seeks capital  growth.  The Portfolio  normally  invests  primarily in equity  securities  issued by foreign  companies  that have  market  capitalizations  or annual
                    revenues  of  $1.5  billion  or  less.  These  securities  may  represent   companies  in  both
                    established  and  emerging  economies  throughout  the world.  At least 65% of the  Portfolio's      Founders Asset
                    total assets  normally will be invested in foreign  securities  representing a minimum of three      Management LLC
                    countries.  Foreign  securities  are  generally  considered  to involve more risk than those of
                    U.S.  companies,  and  securities of smaller  companies are generally  considered to be riskier than those of larger companies.

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Scudder  Japan:  seeks  long-term  capital  growth.  The Portfolio  pursues its  investment objective  by  investing  at least 80% of net assets in Japanese  securities  (those  issued by
                    Japan-based  companies  or their  affiliates,  or by any company that derives more than half of      Scudder Kemper
                    its revenues from Japan).  The Portfolio may invest in stocks of any size,  including up to 30%    Investments, Inc.
                    of its net  assets in  smaller  companies  that are traded  over-the-counter.  The  Portfolio's focus on a single  country could give rise to increased  risk, as the  Portfolio's  investments will not be diversified among countries having varying characteristics and market performance.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA  International  Growth:  seeks long-term growth and,  secondarily,  modest income.
                    The Portfolio invests primarily in equity securities issued by established,  quality,  non-U.S.
                    companies  located in countries  with  developed  markets,  but may purchase  across all market
                    capitalizations.  The  Portfolio  normally  invests  at  least  65%  of  its  total  assets  in   Evergreen Investment
                    securities  of companies in at least three  different  countries  (other than the U.S.) and may   Management Company,
                    invest in emerging markets and in securities of companies in the formerly  communist  countries           LLC
                    of Eastern Europe.  The Portfolio  invests in companies that are both growth  opportunities and value  opportunities.  The Portfolio may invest in debt securities,  including up to 10% of its assets in below investment grade debt securities.
                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Europe 30: seeks daily  investment  results that  correspond to the  performance  of the ProFunds Europe 30 Index.  The ProFunds Europe 30 Index,  created by ProFund  Advisors,  is
                    composed of 30 European  companies  whose  securities  are traded on U.S.  exchanges  or on the   ProFund Advisors LLC
                    NASDAQ as ADRs with the highest market capitalization, as determined annually.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    The  Prudential  Series  Fund,  Inc.  - SP  Jennison  International  Growth:  seeks to  provide
                    long-term   growth  of  capital.   The   Portfolio   pursues  its  objective  by  investing  in
                    equity-related  securities of foreign  issuers that the  Sub-advisor  believes will increase in        Prudential
                    value over a period of years.  The  Portfolio  invests  primarily  in the common stock of large     Investments Fund
                    and  medium-sized  foreign  companies.  Under normal  circumstances,  the Portfolio  invests at     Management, LLC/
                    least 65% of its total  assets in common  stock of foreign  companies  operating or based in at   Jennison Associates
                    least five different  countries.  The Portfolio  looks  primarily for stocks of companies whose           LLC
                    earnings are growing at a faster rate than other companies and that have  above-average  actual and  potential  earnings  growth  over  the long  term and  strong  financial  and  operational characteristics.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Montgomery  Variable Series - Emerging  Markets:  seeks long-term capital  appreciation,  under
                    normal  conditions  by investing at least 65% of its total assets in stocks of companies of any     Montgomery Asset
 EMERGING MARKETS   size based in the world's  developing  economies.  Under  normal  conditions,  investments  are     Management, LLC
                    maintained  in at least six  countries at all times and no more than 35% of total assets in any single one of them.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Sector funds generally  diversify their  investments  across  particular  economic  sectors or a single  industry.  However,  because those investments  are limited to a  comparatively  narrow  segment of the economy,  the  Portfolios  are generally not as  diversified  as other
Portfolios.  Sector  funds tend to be more  volatile  than other types of funds.  The value of fund shares may go up and down more  rapidly than other funds. Each sector of the economy may also have different  regulatory or other risk factors that can cause greater  fluctuations in the share price.  Each ProFunds VP sector Portfolio will concentrate its investments in a particular  industry or group of industries to approximately  the same extent the applicable Index is so  concentrated.  Please read the prospectus for the Portfolios for further details about the risks of the particular sector of the economy.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Kinetics  Internet:  seeks long-term  growth of capital.  Under normal  circumstances,  the
                    Portfolio  invests at least 65% of its total assets in common stocks,  convertible  securities, warrants and other equity  securities  having the  characteristics  of common  stocks,  such as
                    American Depositary  Receipts and International  Depositary  Receipts,  of domestic and foreign companies  that are engaged in the  Internet and  Internet-related  activities.  The  Portfolio
                    also may make  investments  directly in foreign  companies that are engaged in the Internet and      Kinetics Asset
                    Internet-related  activities and whose equity  securities  trade outside of the U.S.  Portfolio     Management, Inc.
                    securities  will be  selected  by the  Sub-advisor  from  companies  that  are  engaged  in the development of hardware, software and telecommunications  solutions that enable the transaction of business on the Internet by  individuals  and  companies,  as well as  companies  that offer products and services  primarily via the Internet.  The Portfolio seeks to invest in the equity securities  of  companies  whose  research and  development  efforts may result in higher stock values.

      SECTOR

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Natural  Resources:  seeks  long-term  capital growth  primarily  through the common stocks of companies  that own or develop  natural  resources  (such as energy  products, precious  metals,  and forest  products) and other basic  commodities.  The Portfolio  normally
                    invests  primarily (at least 65% of its total assets) in the common stocks of natural  resource      T. Rowe Price
                    companies whose earnings and tangible  assets could benefit from  accelerating  inflation.  The     Associates, Inc.
                    Portfolio looks for companies that have the ability to expand production,  to maintain superior
                    exploration  programs  and  production   facilities,   and  the  potential  to  accumulate  new
                    resources.  At least 50% of Portfolio assets will be invested in U.S. securities,  up to 50% of total assets also may be invested in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Financial  Services:  seeks  capital  appreciation.  The
                    Portfolio  invests  primarily in the equity  securities of companies  involved in the financial services sector.  These companies include,  among others,  banks (regional and  money-centers),
                    insurance  companies  (life,  property  and  casualty,  and  multiline),   and  investment  and   INVESCO Funds Group,
                    miscellaneous   industries   (asset  managers,   brokerage   firms,  and   government-sponsored           Inc.
                    agencies).  The investment  advisor seeks  companies  which it believes can grow their revenues and  earnings  in a variety of  interest  rate  environments  - although  securities  prices of financial services companies generally are interest rate-sensitive.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds  -  Health  Sciences:  seeks  capital  appreciation.   The
                    Portfolio  invests  primarily in the equity  securities of companies  that develop,  produce or distribute  products or services related to health care. These companies  include,  but are not
                    limited to,  medical  equipment  or  supplies,  pharmaceuticals,  health care  facilities,  and   INVESCO Funds Group,
                    applied research and development of new products or services.  The investment  advisor attempts           Inc.
                    to blend  well-established  healthcare  firms with  faster-growing,  more  dynamic  health care companies, which have new products or are increasing their market share of existing products.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Technology:  seeks capital  appreciation.  The Portfolio invests  primarily  in  the  equity  securities  of  companies  engaged  in  technology-related industries.  These include,  but are not limited to,  communications,  computers,  electronics,
                    Internet, IT services and consulting,  oceanography, office and factory automation, networking,   INVESCO Funds Group,
                    applied  technology,  biotechnology,  robotics  and video.  A core  portion of the  Portfolio's           Inc.
                    holdings are invested in  market-leading  technology  companies  which the  investment  advisor
                    believes  will  maintain  or  improve  their  market  share   regardless  of  overall  economic
                    conditions.  The  remainder  of  the  Portfolio's  holdings  consist  of  faster-growing,  more volatile  technology  companies which the investment advisor believes to be emerging leaders in their fields.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Telecommunications:  seeks  capital  appreciation.  The
                    Portfolio  invests  primarily in the equity  securities  of  companies  that are engaged in the design,  development,  manufacture,  distribution,  or  sale  of  communications  services  and
                    equipment,  and  companies  that are  involved  in  supplying  equipment  or  services  to such   INVESCO Funds Group,
                    companies.  The  telecommunications  sector includes  companies that offer telephone  services,           Inc.
                    wireless   communications,   satellite   communications,   television  and  movie  programming,
                    broadcasting  and Internet access.  Normally,  the Portfolio will invest primarily in companies located in at least three different  countries,  although U.S.  issuers will often dominate the holdings.

      SECTOR
     (Cont.)
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Biotechnology:  seeks  daily  investment  results  that  correspond  to the  daily performance  of the Dow Jones  U.S.  Biotechnology  Index  ("Index").  The Index  measures  the performance  of the  biotechnology  sector of the U.S.  equity  market.  The Portfolio  invests
                    primarily in equity  securities of, or in instruments that provide  exposure to,  biotechnology   ProFund Advisors LLC
                    companies engaged in genetic research,  and/or the marketing and development of recombinant DNA products.  Companies  represented in this sector may include companies that may be newly formed and that have relatively small market capitalizations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Energy:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Energy Sector Index  ("Index").  The Index measures the  performance of the
                    energy sector of the U.S. equity market.  The Portfolio  invests primarily in equity securities   ProFund Advisors LLC
                    of, or in instruments  that provide  exposure to, energy  companies  engaged in the business of oil equipment and services, oil-major, oil-secondary and pipelines.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Financial:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Financial Sector Index ("Index").  The Index measures the performance of the financial  economic sector of the U.S. equity market.  The Portfolio  invests  primarily in equity  securities  of,  or  in  instruments  that  provide  exposure  to,  financial  services
                    companies,  including regional banks, major international banks, insurance companies, companies   ProFund Advisors LLC
                    that invest,  directly or indirectly in real estate,  Fannie Mae,  credit card insurers,  check cashing companies,  mortgage lenders,  investment  advisors,  savings and loans, savings banks, thrifts,  building  associations  and  societies,  credit  unions,  securities  broker-dealers, including investment banks and merchant banks, online brokers,  publicly traded stock exchanges and specialty finance companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Healthcare:   seeks  daily  investment   results  that  correspond  to  the  daily
                    performance of the Dow Jones U.S.  Healthcare  Sector Index  ("Index").  The Index measures the performance  of the  healthcare  sector  of the  U.S.  equity  market.  The  Portfolio  invests
                    primarily in equity  securities  of, or in  instruments  that provide  exposure to, health care   ProFund Advisors LLC
                    providers,  biotechnology  companies and  manufacturers of medical  supplies,  advanced medical devices and pharmaceuticals.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Real  Estate:  seeks  daily  investment  results  that  correspond  to  the  daily performance  of the Dow  Jones  U.S.  Real  Estate  Index  ("Index").  The Index  measures  the performance  of the real  estate  industry  sector of the U.S.  equity  market.  The  Portfolio
                    invests  primarily in equity  securities of, or in instruments  that provide exposure to, hotel   ProFund Advisors LLC
                    and resort  companies  and real estate  investment  trusts  (REITs) that invest in  apartments, office and retail properties.  REITs are passive  investment  vehicles that invest primarily in income-producing real estate or real estate related loans or interests.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Technology:  seeks daily investment results that correspond to the daily performance of the Dow Jones U.S.  Technology  Sector Index  ("Index").  The Index measures the performance of the technology  sector of the U.S. equity market.  The Portfolio invests primarily in equity
                    securities  of,  or in  instruments  that  provide  exposure  to,  companies  involved  in  the   ProFund Advisors LLC
                    development and production of technology  products,  including  computer hardware and software, telecommunications  equipment,  microcomputer  components,  integrated  computer  circuits  and
      SECTOR        office equipment utilizing technology.
     (Cont.)
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  Telecommunications:  seeks daily  investment  results that  correspond to the daily performance  of the Dow  Jones  U.S.  Telecommunications  Sector  Index  ("Index").  The  Index
                    measures the  performance  of the  telecommunications  sector of the U.S.  equity  market.  The
                    Portfolio  invests  primarily in equity  securities of, or in instruments that provide exposure   ProFund Advisors LLC
                    to,   telecommunications   companies   including   fixed  line   communications   and  wireless
                    communications.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Utilities:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Utilities Sector Index ("Index").  The Index measures the performance of
                    the utilities  sector of the U.S.  equity  market.  The Portfolio  invests  primarily in equity   ProFund Advisors LLC
                    securities  of, or in  instruments  that provide  exposure  to,  utility  companies,  including electric utilities, gas utilities and water utilities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The First Trust(R)10 Uncommon Values Portfolio of the First Defined  Portfolio Fund LLC invests in the securities of a relatively few number of issuers.  Since the assets of the  Portfolio  are invested in a limited  number of issuers,  the net asset value of the Portfolio may be more susceptible to a single adverse economic,  political or regulatory occurrence.  The Portfolio may also be subject to additional market risk due to its policy of investing  based on an investment  strategy and generally not buying or selling  securities in response to market fluctuations.  The  Portfolio's  relative lack of diversity and limited  ongoing  management may subject Owners to greater market risk than other portfolios.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    First Trust(R)10 Uncommon  Values:  seeks to provide  above-average  capital  appreciation.  The
                    Portfolio  pursues its objective by investing  primarily in the ten common  stocks  selected by
                    the  Investment  Policy  Committee  of  Lehman  Brothers  Inc.  ("Lehman  Brothers")  with  the   First Trust Advisors
                    assistance  of the Research  Department  of Lehman  Brothers  which,  in their opinion have the           L.P.
     STRATEGY       greatest  potential for capital  appreciation  during the next year. The stocks included in the
                    Portfolio  are adjusted  annually on or about July 1st in  accordance  with the  selections  of
                    Lehman Brothers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The ProFund VP Bear,  Bull Plus,  OTC,  UltraOTC and  UltraSmall-Cap  portfolios are available to all Owners.  It is recommended  that only those Owners who engage a financial  advisor to allocate their funds in strategic or tactical asset allocation  strategies  invest in these portfolios. There can be no assurance that any financial advisor will successfully predict market fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bear:  seeks daily investment  results that correspond to the inverse  (opposite) of the daily  performance  of the S&P 500(R)Index.  The S&P 500(R)Index is  comprised  of  diverse, widely traded,  large capitalization  companies.  If the Portfolio is successful in meeting its
                    objective,  it should  increase in value in direct  proportion  to any decrease in the level of   ProFund Advisors LLC
   STRATEGIC OR     the S&P 500(R)Index.  Conversely,  its value will  decrease in direct  proportion  to any daily
     TACTICAL       increase in the level of the S&P 500(R)Index.
   ALLOCA-TION
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bull Plus:  seeks daily  investment  results that correspond to one and a half times
                    (150%)  the  daily  performance  of the S&P(R)500  Index.  The S&P 500(R)Index is  comprised  of diverse,  widely  traded,  large  capitalization  companies.  If the Portfolio is successful in
                    meeting its  objective,  it should gain  approximately  one and a half times as much as the S&P   ProFund Advisors LLC
                    500(R)Index  when the  prices of the  securities  in the S&P 500(R)Index rise on a given day and should lose approximately one and a half times as much when such prices decline on a given day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP OTC: seeks daily investment  results that correspond to the daily performance of the
                    NASDAQ  100  Index(TM).  The  NASDAQ 100 Index(TM)is  comprised  primarily  of large  capitalization
                    companies,  most with a technology  or growth  orientation.  If the  Portfolio is successful in   ProFund Advisors LLC
                    meeting its  objective,  it should  increase or decrease in value in direct  proportion  to any increase or decrease in the daily value of the NASDAQ 100 Index(TM).

   STRATEGIC OR
     TACTICAL
   ALLOCA-TION
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP UltraOTC:  seeks daily investment  results that correspond to twice (200%) the daily performance of the NASDAQ 100 Index(TM).  The Portfolio  principally  invests in futures contracts on stock  indexes and options on futures  contracts and  financial  instruments  such as equity
                    caps,  collars,  floors and options on  securities  and stock  indexes of large  capitalization   ProFund Advisors LLC
                    companies.   If  the  Portfolio  is  successful  in  meeting  its  objective,  it  should  gain approximately  twice as much as the growth  oriented  NASDAQ 100 Index(TM)when the prices of the securities in that index rise on a given day and should lose  approximately  twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  UltraSmall-Cap  (f/k/a ProFund VP Small Cap): seeks daily  investment  results that correspond  to twice (200%) the daily  performance  of the Russell  2000(R)Index.  The Portfolio principally  invests in futures contracts on stock indexes and options on futures contracts and
                    financial instruments such as equity caps, collars,  floors and options on securities and stock   ProFund Advisors LLC
                    indexes of  diverse,  widely  traded,  small  capitalization  companies.  If the  Portfolio  is successful in meeting its objective,  it should gain approximately  twice as much as the growth oriented  Russell  2000(R)Index when the prices of the  securities in that index rise on a given day and should lose approximately twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

"Standard & Poor's(R),"  "S&P(R)," "S&P 500(R),"  "Standard & Poor's 500," and "500" are  trademarks  of the  McGraw-Hill
Companies,  Inc.  and have been  licensed  for use by  American  Skandia  Investment  Services,  Incorporated.  The
Portfolio  is not  sponsored,  endorsed,  sold or  promoted  by  Standard & Poor's and  Standard & Poor's  makes no representation regarding the advisability of investing in the Portfolio.

The First  Trust(R)10 Uncommon  Values  portfolio  is not  sponsored or created by Lehman  Brothers,  Inc.  ("Lehman
Brothers").  Lehman  Brothers' only  relationship  to First Trust is the licensing of certain  trademarks and trade names of Lehman  Brothers and of the "10 Uncommon  Values" which is  determined,  composed and calculated by Lehman
Brothers without regard to First Trust or the First Trust(R)10 Uncommon Values portfolio.

Dow Jones has no  relationship  to the ProFunds VP,  other than the  licensing of the Dow Jones sector  indices and its service marks for use in connection  with the ProFunds VP. The ProFunds VP are not sponsored,  endorsed,  sold, or promoted by Standard & Poor's or NASDAQ,  and  neither  Standard & Poor's nor NASDAQ  makes any  representations regarding the advisability of investing in the ProFunds VP.

WHAT ARE THE FIXED INVESTMENT OPTIONS?
We  offer  fixed  investment  options  of  different  durations  during  the  accumulation   period.  These  "Fixed
Allocations"  earn a  guaranteed  fixed rate of interest  for a  specified  period of time,  called the  "Guarantee
Period."  In most  states,  we offer Fixed  Allocations  with  Guarantee  Periods  from 1 to 10 years.  We may also offer  special  purpose Fixed  Allocations  for use with certain  optional  investment  programs.  We guarantee the fixed rate for the entire Guarantee  Period.  However,  if you withdraw or transfer Account Value before the end of the  Guarantee  Period,  we will  adjust the value of your  withdrawal  or  transfer  based on a formula,  called a
"Market  Value  Adjustment."  The Market  Value  Adjustment  can either be positive or  negative,  depending on the rates that are currently being credited on Fixed  Allocations.  Please refer to the section  entitled "How does the
Market Value  Adjustment  Work?" for a description of the formula along with examples of how it is calculated.  You may allocate Account Value to more than one Fixed Allocation at a time.

Fixed Allocations are currently not available in the state of Maryland, Nevada, Oregon, Utah and Washington.

FEES AND CHARGES

WHAT ARE THE CONTRACT FEES AND CHARGES?
(The Contingent Deferred Sales Charge is often referred to as a "Surrender Charge" or "CDSC".)

Contingent  Deferred  Sales  Charge:  We do not  deduct a sales  charge  from  Purchase  Payments  you make to your
Annuity.  However,  we may deduct a Contingent  Deferred Sales Charge or CDSC if you surrender your Annuity or when you make a partial  withdrawal.  This CDSC  reimburses  us for expenses  related to sales and  distribution  of the
Annuity,  including  commissions,  marketing materials and other promotional expenses.  The CDSC is calculated as a percentage  of your  Purchase  Payment being  surrendered  or withdrawn  during the  applicable  Annuity Year.  For purposes of  calculating  the CDSC, we consider the year  following the date we receive a Purchase  Payment as Year
1. The amount of the CDSC  applicable  to each Purchase  Payment  decreases  over time,  measured from the date the
Purchase Payment is applied.  The CDSC percentages are shown below.

                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----

                           YEARS               1      2     3     4     5     6     7     8     9+
                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----
                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----

                           CHARGE (%)         8.5    8.5   8.5   8.5   7.0   6.0   5.0   4.0   0.0
                           ------------------ ----- ------ ----- ----- ----- ----- ----- ----- -----

Each  Purchase  Payment has its own CDSC period.  When you make a  withdrawal,  we assume that the oldest  Purchase
Payment is being  withdrawn  first so that the lowest CDSC is deducted from the amount  withdrawn.  After eight (8)
complete  years from the date you make a Purchase  Payment,  no CDSC will be assessed if you  withdraw or surrender that Purchase Payment.

Under certain  circumstances  you can withdraw a limited  amount of Account Value  without  paying a CDSC.  This is referred to as a "Free  Withdrawal." We may waive the CDSC under certain  medically-related  circumstances  or when taking  a  Minimum  Distribution  from  an  Annuity  purchased  as  a  "qualified"  investment.  Free  Withdrawals,
Medically-Related  Waivers and Minimum  Distributions are each explained more fully in the section entitled "Access to Your Account Value".

Annual  Maintenance  Fee:  During  the  accumulation  period  we  deduct  an Annual  Maintenance  Fee.  The  Annual
Maintenance  Fee is $35.00 or 2% of your Account Value invested in the variable  investment  options,  whichever is less.  This fee will be  deducted  annually  on the  anniversary  of the  Issue  Date of your  Annuity  or,  if you surrender  your Annuity  during the Annuity  Year,  the fee is deducted at the time of  surrender.  We may increase the Annual  Maintenance  Fee.  However,  any  increase  will only apply to  Annuities  issued after the date of the increase.

Optional  Benefits:  If you elect to purchase either optional Death Benefit,  we will deduct the annual charge from your Account  Value on the  anniversary  of your  Annuity's  Issue Date or, under certain  circumstances  on a date other than the  anniversary  date. The charge is deducted in addition to the Insurance  Charge due to the increased insurance  risk  associated  with the  optional  Death  Benefits.  Under  certain  circumstances,  we may  deduct a pro-rata  portion of the annual  charge for the  optional  Death  Benefit.  Please  refer to the  section  entitled
"Death  Benefit" for a description  of the charge for each  Optional  Death  Benefit.  If you elect to purchase the
Guaranteed  Return  Option,  we will deduct the annual  charge from your Account Value on the  anniversary  of your
Annuity's Issue Date.  Under certain  circumstances,  we may deduct a pro-rata portion of the annual charge for the
Guaranteed  Return  Option.  Please  refer to the section  entitled  "Managing  Your  Account  Value - Do you offer programs  designed to guarantee a "return of premium" at a future  date?" for a  description  of the charge for the
Guaranteed Return Option.

Transfer Fee:  Currently,  you may make twenty (20) free transfers  between  investment  options each Annuity Year.
We will charge  $10.00 for each transfer  after the  twentieth in each Annuity  Year. We do not consider  transfers made as part of a dollar cost  averaging  program when we count the twenty free  transfers.  Transfers made as part of a rebalancing,  market timing or third party investment  advisory service will be subject to the twenty-transfer limit.  However,  all  transfers  made on the same day will be treated as one (1)  transfer.  Renewals or transfers of Account Value from a Fixed  Allocation  at the end of its  Guarantee  Period are not subject to the Transfer Fee and are not counted toward the twenty free  transfers.  We may reduce the number of free  transfers  allowable each
Annuity Year  (subject to a minimum of eight)  without  charging a Transfer  Fee unless you make use of  electronic means to transmit your transfer  requests.  We may  eliminate  the Transfer Fee for transfer  requests  transmitted electronically or through other means that reduce our processing costs.

Tax Charges:  Several states and some municipalities  charge premium taxes or similar taxes. The amount of tax will vary from  jurisdiction to jurisdiction  and is subject to change.  The tax charge  currently  ranges up to 3 1/2%. We generally  will deduct the amount of tax payable at the time the tax is imposed,  but may also decide to deduct tax charges  from each  Purchase  Payment at the time of a  withdrawal  or surrender of your Annuity or at the time you elect  to begin  receiving  annuity  payments.  We may  assess a charge  against  the  Sub-accounts  and the  Fixed
Allocations equal to any taxes which may be imposed upon the separate accounts.

WHAT CHARGES APPLY SOLELY TO THE SUB-ACCOUNTS?

Insurance  Charge:  We deduct an  Insurance  Charge  daily  against  the  average  daily  assets  allocated  to the
Sub-accounts.  The  Insurance  Charge is the  combination  of the  Mortality & Expense Risk Charge  (1.25%) and the
Administration  Charge  (0.15%).  The total charge is equal to 1.40% on an annual basis.  The  Insurance  Charge is intended to compensate  American  Skandia for providing the  insurance  benefits  under the Annuity,  including the
Annuity's basic death benefit that provides  guaranteed  benefits to your beneficiaries even if the market declines and the risk that  persons we  guarantee  annuity  payments to will live longer  than our  assumptions.  The charge also covers  administrative  costs  associated with providing the Annuity  benefits,  including  preparation of the contract,  confirmation  statements,  annual account  statements and annual  reports,  legal and accounting fees as well as various related  expenses.  Finally,  the charge covers the risk that our  assumptions  about the mortality risks and expenses  under this Annuity are  incorrect  and that we have agreed not to increase  these  charges over time despite our actual  costs.  We may increase the portion of the total  Insurance  Charge that is deducted as an
Administrative Charge.  However, any increase will only apply to Annuities issued after the date of the increase.

American  Skandia  may make a profit on the  Insurance  Charge if,  over time,  the actual  cost of  providing  the guaranteed  insurance  obligations  under the Annuity are less than the amount we deduct for the Insurance  Charge.
To the extent we make a profit on the Insurance  Charge,  such profit may be used for any other corporate  purpose, including  payment  of other  expenses  that  American  Skandia  incurs in  promoting,  distributing,  issuing  and administering the Annuity.

The  Insurance  Charge is not deducted  against  assets  allocated to a Fixed  Allocation.  However,  the amount we credit to Fixed  Allocations  may also reflect  similar  assumptions  about the  insurance  guarantees  provided to
Contract Owners under the Annuity.

WHAT CHARGES ARE ASSESSED BY THE PORTFOLIOS?
We do not assess any charges directly against the Portfolios.  However,  each Portfolio  charges a total annual fee comprised of an investment  management fee,  operating  expenses and any distribution and service (12b-1) fees that may apply.  These fees are  deducted  daily by each  Portfolio  before it provides  American  Skandia  with the net asset value as of the close of business  each day. More  detailed  information  about fees and charges can be found in the prospectuses for the Portfolios.  Please also see "Service Fees Payable by Underlying Funds".

WHAT CHARGES APPLY TO THE FIXED ALLOCATIONS?
No specific fee or expenses are deducted when determining the rate we credit to a Fixed  Allocation.  However,  for some of the same reasons that we deduct the Insurance  Charge against Account Value allocated to the  Sub-accounts, we also take into consideration  mortality,  expense,  administration,  profit and other factors in determining the interest  rates we credit to Fixed  Allocations.  Any CDSC or Tax Charge applies to amounts that are taken from the variable  investment  options or the Fixed  Allocations.  A Market Value  Adjustment  may also apply to  transfers, certain withdrawals, surrender or annuitization from a Fixed Allocation.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYOUT?
In certain  states a tax is due if and when you  exercise  your right to receive  periodic  annuity  payments.  The amount  payable will depend on the applicable  jurisdiction  and on the annuity  payment option you select.  If you select a fixed  payment  option,  the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize.  There is no specific charge deducted from these  payments;  however,  the amount of each annuity payment reflects  assumptions  about our insurance  expenses.  If you select a variable payment option that we may offer,  then the amount of your  benefits  will  reflect  changes in the value of your Annuity and will continue to be subject to an insurance charge.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate  certain fees and charges or alter the manner in which the  particular  fee or charge is deducted.  For  example,  we may  reduce  the  amount  of the CDSC or the  length  of time it  applies,  reduce  or eliminate  the  amount  of  the  Annual  Maintenance  Fee  or  reduce  the  portion  of the  Insurance  Charge  for administrative  costs.  Generally,  these types of changes will be based on a reduction  to our sales,  maintenance or  administrative  expenses due to the nature of the  individual  or group  purchasing  the  Annuity.  Some of the factors  we might  consider  in making  such a  decision  are:  (a) the size and type of group;  (b) the  number of
Annuities  purchased  by an Owner;  (c) the amount of  Purchase  Payments  or  likelihood  of  additional  Purchase
Payments;  and/or (d) other  transactions  where sales,  maintenance  or  administrative  expenses are likely to be reduced.  We will not  discriminate  unfairly  between Annuity  purchasers if and when we reduce the portion of the
Insurance Charge attributed to the charge covering administrative costs.

PURCHASING YOUR ANNUITY

WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?

Initial Purchase  Payment:  You must make a minimum initial Purchase Payment of $1,000.  However,  if you decide to make payments under a systematic  investment or "bank drafting"  program,  we will accept a lower initial  Purchase
Payment provided that, within the first Annuity Year, you make at least $1,000 in total Purchase Payments.

Where  allowed  by law,  initial  Purchase  Payments  in  excess  of  $1,000,000  require  our  approval  prior  to acceptance.  We  may  apply  certain  limitations  and/or  restrictions  on  the  Annuity  as a  condition  of  our acceptance,  including limiting the liquidity features or the Death Benefit protection  provided under the Annuity, limiting the right to make  additional  Purchase  Payments,  changing the number of transfers  allowable  under the
Annuity or  restricting  the  Sub-accounts  that are  available to the Contract  owner.  Other  limitations  and/or restrictions may apply.

Except as noted below,  Purchase  Payments must be submitted by check drawn on a U.S.  bank, in U.S.  dollars,  and made payable to American  Skandia.  Purchase  Payments may also be submitted via 1035  exchange or direct  transfer of funds.  Under certain  circumstances,  Purchase Payments may be transmitted to American Skandia via wiring funds through your  investment  professional's  broker-dealer  firm.  Our acceptance of a check is subject to our ability to collect funds.  Additional  Purchase  Payments may also be applied to your Annuity under an  arrangement  called
                   ----------
"bank  drafting"  where you  authorize  us to deduct  money  directly  from your bank  account.  We may  reject any payment if it is received in an unacceptable form.

Age  Restrictions:  The Owner must be age 80 or under as of the Issue Date of the Annuity.  If the Annuity is owned jointly,  the  oldest  of the  Owners  must be age 80 or under on the Issue  Date.  If the  Annuity  is owned by an entity,  the Annuitant  must be age 80 or under as of the Issue Date.  You should  consider your need to access the value in your  contract  and whether  the  Annuity's  liquidity  features  will  satisfy  that need.  If you take a distribution  prior to age 591/2, you may be subject to a 10% penalty in addition  to ordinary  income  taxes on any gain.

Additional  Purchase  Payments  may be made at any time  before the  Annuity  Date as long as the  oldest  Owner or
Annuitant (if the Annuity is entity owned) is not over age 80.

Special Considerations for Purchasers of Bonus or Credit Products
|X|      This Annuity  features the same Insurance  Charge as many of American  Skandia's other variable  annuities and does not charge an additional  amount for the XTra CreditSM feature.  However,  if you make a withdrawal that exceeds the annual free withdrawal amount or choose to surrender your Annuity,  the contingent deferred sales charge  (CDSC) on this  Annuity is higher and is deducted  for a longer  period of time as compared to our other variable annuities.  If you expect that you will need to access your Account Value during the CDSC period and the liquidity  provisions are  insufficient  to satisfy that need,  then this Annuity may be more expensive than other variable annuities.

|X|      The XTra CreditSM amount is included in your Account Value.  However,  American  Skandia may take back the original XTra  CreditSM  amount  applied to your Purchase  Payment if you die, or elect to withdraw all or a portion of your  Account  Value under the  medically-related  waiver  provision,  within 12 months of having received an XTra  CreditSM  amount.  In either  situation,  the value of the XTra  CreditSM  amount could be substantially  reduced.  However,  any investment  gain on the XTra CreditSM  amount will not be taken back.
       Additional conditions and restrictions apply.

Owner, Annuitant and Beneficiary Designations: On your Application, we will ask you to name the Owner(s),
Annuitant and one or more Beneficiaries for your Annuity.

|X|      Owner:  The Owner(s)  holds all rights  under the Annuity.  You may name more than one Owner in which case
         -----
       all  ownership  rights are held  jointly.  However,  this Annuity does not provide a right of  survivorship.
       Refer to the Glossary of Terms for a complete description of the term "Owner."
|X|      Annuitant:  The  Annuitant  is the  person we agree to make  annuity  payments  to and upon  whose life we
         ---------
       continue to make such  payments.  You must name an  Annuitant  who is a natural  person.  We do not accept a designation of joint Annuitants  during the accumulation  period.  Where allowed by law, you may name one or more Contingent  Annuitants.  A Contingent  Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of  "Considerations  for Contingent  Annuitants" in the Tax
       Considerations section of the Prospectus.
|X|      Beneficiary:  The  Beneficiary  is the  person(s) or entity you name to receive the death  benefit.  If no
         -----------
       beneficiary is named the death benefit will be paid to you or your estate.

Your  right  to make  certain  designations  may be  limited  if  your  Annuity  is to be  used as an IRA or  other
"qualified"  investment  that is given  beneficial  tax  treatment  under the Code.  You should seek  competent tax advice on the income, estate and gift tax implications of your designations.

MANAGING YOUR ANNUITY

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
You may change  the Owner,  Annuitant  and  Beneficiary  designations  by  sending us a request in  writing.  Where allowed by law,  such changes will be subject to our  acceptance.  Some of the changes we will not accept  include, but are not limited to:
|X|      a new Owner  subsequent to the death of the Owner or the first of any joint Owners to die,  except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;
|X|      a new Annuitant subsequent to the Annuity Date;
|X|      for "non-qualified"  investments,  a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
|X|      a change in Beneficiary if the Owner had previously made the designation irrevocable.

Spousal Owners/Spousal Beneficiaries
If an Annuity is co-owned by spouses,  we will assume that the sole primary  Beneficiary  is the  surviving  spouse
unless  you  elect  an  alternative   Beneficiary   designation.   Unless  you  elect  an  alternative  Beneficiary
designation,  upon the death of either spousal  Owner,  the surviving  spouse may elect to assume  ownership of the
Annuity  instead of taking the Death  Benefit  payment.  The Death Benefit that would have been payable will be the new  Account  Value of the  Annuity  as of the  date of due  proof of death  and any  required  proof of a  spousal relationship.  As of the date the  assumption  is  effective,  the  surviving  spouse  will have all the rights and benefits  that would be available  under the Annuity to a new  purchaser of the same  attained age. For purposes of determining  any future Death  Benefit for the  surviving  spouse,  the new Account Value will be considered as the initial  Purchase  Payment.  No CDSC  will  apply  to the new  Account  Value.  However,  any  additional  Purchase
Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity.

Spousal Contingent Annuitant
If the Annuity is owned by an entity and the surviving  spouse is named as a Contingent  Annuitant,  upon the death of the Annuitant,  the surviving  spouse will become the  Annuitant.  No Death Benefit is payable upon the death of the  Annuitant.  However,  the Account  Value of the Annuity as of the date of due proof of death of the  Annuitant
(and any  required  proof of the spousal  relationship)  will reflect the amount that would have been payable had a
Death Benefit been paid.

MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?
(The right to return the Annuity is often referred to as the "free-look" right or "right to cancel.")

If after  purchasing  your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain  period of time known as a right to cancel  period.  Depending on the state in which you purchased your Annuity and, in some states,  if you purchased the Annuity as a replacement  for a prior  contract,  the right to cancel  period may be ten (10) days,  twenty-one  (21) days or longer,  measured from the time that you received your Annuity.  If you return your Annuity during the applicable  period,  we will refund your current Account Value plus any tax charge  deducted.  This  amount  may be higher or lower than your  original  Purchase  Payment.  Where required  by law, we will  return  your  current  Account  Value or the amount of your  initial  Purchase  Payment, whichever  is  greater.  The same rules may apply to an  Annuity  that is  purchased  as an IRA.  In any  situation where we are  required  to return the greater of your  Purchase  Payment or Account  Value,  we may  allocate  your
Account  Value to the AST  Money  Market  Sub-account  during  the  right to  cancel  period  and for a  reasonable additional  amount of time to allow for delivery of your Annuity.  If you return your  Annuity,  we will not return any Credits we applied to your Annuity based on your Purchase Payments.
                                               -

MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
The minimum  amount that we accept as an additional  Purchase  Payment is $100 unless you  participate  in American
Skandia's  Systematic  Investment  Plan or a periodic  purchase  payment  program.  We will allocate any additional
Purchase  Payments  you make  according  to your most  recent  allocation  instructions,  unless  you  request  new allocations when you submit a new Purchase  Payment.  Additional  Purchase  Payments may be paid at any time before the Annuity Date as long as the oldest Owner or Annuitant (if the Annuity is entity owned) is not over age 80.

MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
You can make  additional  Purchase  Payments to your Annuity by  authorizing  us to deduct money directly from your
              ----------
bank account and applying it to your  Annuity.  This type of program is often called "bank  drafting".  We call our bank  drafting  program  "American  Skandia's  Systematic  Investment  Plan."  Purchase  Payments made through bank drafting may only be allocated  to the variable  investment  options  when  applied.  Bank  drafting  allows you to invest in an Annuity with a lower initial Purchase  Payment,  as long as you authorize  payments that will equal at least $1,000  during the first 12 months of your  Annuity.  We may suspend or cancel bank  drafting  privileges  if sufficient  funds are not available  from the  applicable  financial  institution on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
These  types of  programs  are only  available  with  certain  types of  qualified  investments.  If your  employer sponsors such a program,  we may agree to accept periodic  Purchase  Payments through a salary reduction program as long as the allocations are made only to variable  investment  options and the periodic  Purchase Payments received in the first year total at least $1,000.

MANAGING YOUR ACCOUNT VALUE

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase
Payments.)

Initial  Purchase  Payment:  Once we accept your  application,  we invest your net Purchase Payment in the Annuity.
The net  Purchase  Payment  is your  initial  Purchase  Payment  minus  any tax  charges  that may  apply.  On your application  we ask you to provide us with  instructions  for  allocating  your  Account  Value.  You can  allocate
Account Value to one or more variable investment options or Fixed Allocations.

In those  states  where we are required to return your  Purchase  Payment if you exercise  your right to return the
Annuity,  we initially  allocate all amounts that you choose to allocate to the variable  investment options to the
AST Money Market  Sub-account.  At the end of the right to cancel  period we will  reallocate  your  Account  Value according to your most recent  allocation  instructions.  Where  permitted by law, we will  allocate  your Purchase
Payments  according  to  your  initial  instructions,  without  temporarily  allocating  to the  AST  Money  Market
Sub-account.  To do this,  we will ask that you execute our form called a "return  waiver"  that  authorizes  us to allocate your  Purchase  Payment to your chosen  Sub-accounts  immediately.  If you submit the "return  waiver" and then decide to return your  Annuity  during the right to cancel  period,  you will  receive  your  current  Account
Value,  minus the amount of any Credits,  which may be more or less than your initial  Purchase Payment (see "May I
Return the Annuity if I Change my Mind?").

Subsequent  Purchase  Payments:  We will  allocate any  additional  Purchase  Payments  you make  according to your current  allocation  instructions.  If any rebalancing or asset allocation  programs are in effect,  the allocation should conform with such a program.  We assume that your current  allocation  instructions are valid for subsequent
Purchase  Payments until you make a change to those  allocations or request new  allocations  when you submit a new
Purchase Payment.

HOW DO I RECEIVE CREDITS?

We apply a "Credit"  to your  Annuity's  Account  Value each time you make a  Purchase  Payment.  The amount of the
Credit is  payable  from our  general  account.  The  amount of the  Credit  depends  on the  cumulative  amount of
Purchase  Payments  you have made to your  Annuity,  payable as a percentage  of each  specific  Purchase  Payment, according to the table below:

                      -------------------------------------------------------- -------------------
                      Cumulative Purchase Payments                                   Credit
                      -------------------------------------------------------- -------------------
                      -------------------------------------------------------- -------------------
                      Between $1,000 and $9,999                                       1.5%
                      Between $10,000 and $4,999,999                                  4.0%
                      Greater than $5,000,000                                         5.0%
                      -------------------------------------------------------- -------------------

Credits Applied to Purchase Payments for Designated Class of Annuity Owner
Where  allowed by state law, on Annuities  owned by a member of the class  defined  below,  the table of Credits we apply to Purchase  Payments is deleted.  The Credit  applied to all  Purchase  Payments on such  Annuities  will be
8.5%.

The designated  class of Annuity Owners includes:  (a) any parent company,  affiliate or subsidiary of ours; (b) an officer,  director,  employee,  retiree,  sales  representative,  or in the  case of an  affiliated  broker-dealer, registered  representative of such company;  (c) a director,  officer or trustee of any underlying mutual fund; (d)
a director,  officer or employee of any investment  manager,  sub-advisor,  transfer  agent,  custodian,  auditing, legal or  administrative  services provider that is providing  investment  management,  advisory,  transfer agency, custodianship,  auditing,  legal and/or  administrative  services to an underlying  mutual fund or any affiliate of such firm; (e) a director,  officer,  employee or registered  representative of a broker-dealer or insurance agency that has a then current  selling  agreement with us and/or with American  Skandia  Marketing,  Incorporated;  (f) a director,  officer,  employee or authorized  representative of any firm providing us or our affiliates with regular legal, actuarial,  auditing,  underwriting,  claims,  administrative,  computer support, marketing, office or other services;  (g) the then current spouse of any such person noted in (b) through (f),  above;  (h) the parents of any such person noted in (b) through (g),  above;  (i) the child(ren) or other legal  dependent  under the age of 21 of any such person noted in (b) through (h); and (j) the siblings of any such persons noted in (b) through (h) above.

All other terms and conditions of the Annuity apply to Owners in the designated class.

You must  notify us at the time you apply for an  Annuity  if you are a member of the  designated  class.  American
Skandia is not  responsible  for  monitoring  whether you qualify as a member of the designated  class.  Failure to inform us that you qualify as a member of the designated  class may result in your Annuity  receiving fewer Credits than would otherwise be applied to your Annuity.

HOW ARE CREDITS APPLIED TO MY ACCOUNT VALUE?
Each  Credit is  allocated  to your  Account  Value at the time the  Purchase  Payment is  applied to your  Account
Value.  The amount of the  Credit is  allocated  to the  investment  options  in the same  ratio as the  applicable
Purchase Payment is applied.

Examples of Applying Credits

Initial Purchase Payment
Assume you make an initial  Purchase  Payment of $2,500.  We would apply a 1.5% Credit to your Purchase Payment and allocate  the amount of the  Credit  ($37.50 = $2,500 X .015) to your  Account  Value in the  proportion  that your
Account Value is allocated.

Additional Purchase Payment (at same breakpoint)
Assume that you make an  additional  Purchase  Payment of $5,000.  Because your  cumulative  Purchase  Payments are less than the next  breakpoint  ($10,000),  we would apply a 1.5% Credit to your Purchase  Payment and allocate the amount of the Credit ($75.00 = $5,000 X .015) to your Account Value.

Additional Purchase Payment (at higher breakpoint)
Assume that you make an additional  Purchase  Payment of $400,000.  Because your cumulative  Purchase  Payments are now  $407,500  (greater  than the next  breakpoint),  we would  apply a 4.0%  Credit to your  Purchase  Payment and allocate the amount of the Credit ($16,000 = $400,000 X .04) to your Account Value.

===================================================================================================================
This Annuity  features the same Insurance  Charge as many of American  Skandia's other variable  annuities and does not charge an  additional  amount for the XTra  CreditSM  feature.  However,  the amount of any Credits  applied to your Account Value can be recovered by American Skandia under certain circumstances:
===================================================================================================================
|X|      any Credits  applied to your Account Value on Purchase  Payments made within the 12 months before the date of death will be recovered.
===================================================================================================================
===================================================================================================================
|X|      the amount  available under the  medically-related  surrender  portion of the Annuity will not include the amount of any Credits  payable on Purchase  Payments  made  within 12 months of the date the  Annuitant  first became eligible for the medically-related surrender.
===================================================================================================================
===================================================================================================================
|X|      if you elect to "free-look"  your Annuity,  the amount  returned to you will not include the amount of any
     Credits.
===================================================================================================================
===================================================================================================================

===================================================================================================================
The value of the XTra  CreditSM  amount  will be  substantially  reduced  if  American  Skandia  recovers  the XTra
CreditSM  amount under these  circumstances.  However,  any investment gain on the XTra CreditSM amount will not be taken back.

Examples of Recovering Credits
The following are hypothetical  examples of how Credits could be recovered by American  Skandia.  These examples do not cover every potential situation.

Recovery from payment of Death Benefits
1.       Assume you purchase  your  Annuity with an initial  Purchase  Payment of $50,000.  You make an  additional
     Purchase of $10,000 in the 6th month  after the Issue  Date.  Both of the  Purchase  Payments  received a 4.0%
     Credit,  for a total of $2,400.  If the Death Benefit  becomes  payable in the 9th month after the Issue Date, the amount of the Death Benefit would be reduced by the entire amount of the prior Credits ($2,400).
2.       Assume you purchase  your  Annuity with an initial  Purchase  Payment of $50,000.  You make an  additional
     Purchase of $10,000 in the 6th month  after the Issue  Date.  Both of the  Purchase  Payments  received a 4.0%
     Credit,  for a total of $2,400.  If death  occurs in the 16th month  after the Issue  Date,  the amount of the
     Death  Benefit  would be  reduced  but only in the  amount  of  those  Credits  applied  within  the  previous
     12-months.  Since the  initial  Purchase  Payment  (and the  Credits  that were  applied)  occurred  more than
     12-months  before the date of death,  the Death  Benefit  would not be  reduced  by the amount of the  Credits applied to the initial Purchase  Payment.  However,  the $10,000  additional  Purchase Payment was made within
     12-months  of the date of death.  Therefore,  the amount of the Death  Benefit  would be reduced by the amount of the Credits payable on the additional Purchase Payment ($400).
3.       NOTE:  If the  Death  Benefit  would  otherwise  have  been  equal  to the  Purchase  Payments  minus  any proportional  withdrawals  due to poor  investment  performance,  we will not  reduce  the amount of the Death
     Benefit by the amount of the Credits as shown in Example 2 above.

Recovery from Medically-Related Surrenders
1.       Assume you  purchase  your Annuity with an initial  Purchase  Payment of $50,000.  You receive a Credit of
     $2,000  ($50,000 X .04).  The Annuitant is diagnosed as  terminally  ill in the 6th month after the Issue Date and we grant  your  request  to  surrender  your  Annuity  under the  medically-related  surrender  provision.
     Assuming the Credits  were applied  within  12-months  of the date of diagnosis of the terminal  illness,  the amount that would be payable under the  medically-related  surrender  provision would be reduced by the entire amount of the Credits ($2,000).
2.       Assume you purchase  your  Annuity with an initial  Purchase  Payment of $50,000.  You make an  additional
     Purchase of $10,000 in the 6th month  after the Issue  Date.  Both of the  Purchase  Payments  received a 4.0%
     Credit,  for a total of $2,400.  The  Annuitant  is diagnosed  as  terminally  ill in the 16th month after the
     Issue  Date and we grant  your  request  to  surrender  your  Annuity  under the  medically-related  surrender provision.  Since the  initial  Purchase  Payment  (and the  Credits  that were  applied)  occurred  more than
     12-months  before the  diagnosis,  the  amount  that would be  payable  upon the  medically-related  surrender provision  would not be  reduced  by the  amount of the  Credits  applied  to the  initial  Purchase  Payment.
     However,  the  $10,000  additional  Purchase  Payment  was made  within  12-months  of the date of  diagnosis.
     Therefore,  the amount of the Death  Benefit  would be reduced  by the  amount of the  Credits  payable on the additional Purchase Payment ($400).

Credits applied to estimated Purchase Payments
Under  certain  circumstances,  we may determine  the amount of Credits  payable on two or more  separate  Purchase
Payments  based on the Credit  percentage  that would have applied had all such Purchase  Payments been made at the same time. To make use of this  procedure,  often  referred to as a "letter of intent",  you must provide  evidence of your intention to submit the cumulative  additional  Purchase  Payments  within a 13-month  period.  A letter of intent  must be  provided  to us prior to the Issue Date to be  effective.  Acceptance  of a letter of intent is at our sole  discretion and may be subject to restrictions  as to the minimum  initial  Purchase  Payment that must be submitted to receive the next higher breakpoint.

Failure to inform us that you intend to submit two or more Purchase  Payments  within a 13-month  period may result in your Annuity receiving fewer Credits than would otherwise be added to your Annuity.

If you submit a letter of intent and  receive  Credits on  Purchase  Payments at a higher  Credit  percentage  than would have  applied BUT do not submit the required  Purchase  Payments  during the  13-month  period as required by your  letter of intent,  we may  recover  the  "excess"  Credits.  "Excess"  Credits  are  Credits in excess of the
Credits  that  would  have been  payable  without  the letter of intent.  If we  determine  that you have  received
"excess"  Credits,  any such amounts  will be taken  pro-rata  from the  investment  options  based on your Account
Values as of the date we act to  recover  the  excess.  If the amount of the  recovery  exceeds  your then  current
Surrender Value, we will recover all remaining Account Value and terminate your Annuity.

General Information about Credits
|X|      We do not consider Credits to be "investment in the contract" for income tax purposes.
|X|      You may not withdraw the amount of any Credits under the Free Withdrawal  provision without  assessment of the contingent deferred sales charge  (see "Can I make withdrawal from my Annuity without a CDSC?").

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?
During the  accumulation  period you may transfer  Account  Value  between  investment  options.  Transfers are not subject to taxation on any gain. We currently  limit the number of  Sub-accounts  you can invest in at any one time to twenty (20).  However,  you can invest in an  unlimited  number of Fixed  Allocations.  We may require a minimum of $500 in each  Sub-account  you allocate  Account  Value to at the time of any  allocation  or  transfer.  If you request a transfer  and,  as a result of the  transfer,  there would be less than $500 in the  Sub-account,  we may transfer the  remaining  Account Value in the  Sub-account  pro rata to the other  investment  options to which you transferred.

We may impose  specific  restrictions on financial  transactions  for certain  Portfolios  based on the Portfolio's investment  restrictions.  Currently,  any purchase,  redemption or transfer involving the ProFunds VP Sub-accounts must be  received  by us no later  than one  hour  prior to any  announced  closing  of the  applicable  securities exchange  (generally,  3:00 p.m.  Eastern time) to be processed on the current  Valuation  Day. The "cut-off"  time for such  financial  transactions  involving  a ProFunds  VP  Sub-account  will be  extended to1/2hour prior to any announced closing (generally,  3:30 p.m. Eastern time) for transactions  submitted  electronically through American
Skandia's Internet website (www.americanskandia.com).

Currently,  we  charge  $10.00  for each  transfer  after the  twentieth  (20th) in each  Annuity  Year,  including transfers  made as part of any  rebalancing,  market  timing,  asset  allocation or similar  program which you have authorized.  Transfers  made as part of a dollar  cost  averaging  program  do not count  toward  the  twenty  free transfer  limit.  Renewals  or  transfers  of Account  Value from a Fixed  Allocation  at the end of its  Guarantee
Period are not subject to the transfer  charge.  We may reduce the number of free transfers  allowable each Annuity
Year (subject to a minimum of eight)  without  charging a Transfer Fee unless you make use of  electronic  means to
transmit  your  transfer  requests.   We  may  eliminate  the  Transfer  Fee  for  transfer  requests   transmitted
electronically or through other means that reduce our processing costs.

We reserve the right to limit the number of  transfers  in any  Annuity  Year for all  existing  or new Owners.  We also reserve the right to limit the number of  transfers in any Annuity Year or to refuse any transfer  request for an Owner or certain Owners if: (a) we believe that  excessive  trading or a specific  transfer  request or group of transfer  requests may have a detrimental  effect on Unit Values or the share prices of the  Portfolios;  or (b) we are  informed by one or more of the  Portfolios  that the  purchase  or  redemption  of shares  must be  restricted because of excessive  trading or a specific  transfer or group of transfers is deemed to have a detrimental  effect on the share prices of affected  Portfolios.  Without  limiting the above, the most likely scenario where either of the above  could  occur  would be if the  aggregate  amount of a trade or trades  represented  a  relatively  large proportion of the total assets of a particular  Portfolio.  Under such a  circumstance,  we will process  transfers according  to our rules then in effect  and  provide  notice if the  transfer  request  was  denied.  If a transfer request is denied, a new transfer request may be required.

DO YOU OFFER DOLLAR COST AVERAGING?
Yes.  We offer  Dollar  Cost  Averaging  during  the  accumulation  period.  Dollar  Cost  Averaging  allows you to systematically  transfer an amount each month from one investment  option to one or more other investment  options.
You can choose to transfer  earnings only,  principal plus earnings or a flat dollar amount.  Dollar Cost Averaging allows you to invest  regularly each month,  regardless of the current unit value (or price) of the  Sub-account(s)
you invest in.  This  enables  you to  purchase  more units when the market  price is low and fewer  units when the market  price  is  high.  This  may  result  in a lower  average  cost of units  over  time.  However,  there is no guarantee that Dollar Cost Averaging will result in a profit or protect  against a loss in a declining  market.  We do not deduct a charge for participating in a Dollar Cost Averaging program.

You must have a minimum Account Value of at least $10,000 to enroll in a Dollar Cost Averaging program.

You can Dollar Cost Average from variable  investment  options or Fixed  Allocations.  Dollar Cost  Averaging  from
Fixed Allocations is subject to a number of rules that include, but are not limited to the following:
|X|      You may only use Fixed Allocations with Guarantee Periods of 1, 2 or 3 years.
|X|      You may only Dollar Cost Average  earnings or principal  plus  earnings.  If  transferring  principal plus earnings, the program must be designed to last the entire Guarantee Period for the Fixed Allocation.
|X|      Dollar Cost Averaging transfers from Fixed Allocations are not subject to a Market Value Adjustment.

NOTE: When a Dollar Cost Averaging  program is established from a Fixed  Allocation,  the fixed rate of interest we credit to your  Account  Value is applied to a  declining  balance  due to the  transfers  of Account  Value to the
Sub-accounts  during the Guarantee  Period.  This will reduce the effective rate of return on the Fixed  Allocation over the Guarantee Period.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
Yes. During the accumulation  period,  we offer automatic  rebalancing  among the variable  investment  options you choose.  You can choose to have your  Account  Value  rebalanced  quarterly,  semi-annually,  or  annually.  On the appropriate date, your variable  investment options are rebalanced to the allocation  percentages you request.  For example,  over time the  performance  of the  variable  investment  options will  differ,  causing your  percentage allocations to shift.  With  automatic  rebalancing,  we transfer the  appropriate  amount from the  "overweighted"
Sub-accounts  to the  "underweighted"  Sub-accounts to return your  allocations to the percentages you request.  If you request a transfer from or into any variable  investment  option  participating  in the  automatic  rebalancing program,  we will assume that you wish to change  your  rebalancing  percentages  as well,  and will  automatically adjust the rebalancing  percentages in accordance with the transfer unless we receive  alternate  instructions from you.

You must have a minimum  Account  Value of at least  $10,000 to enroll in automatic  rebalancing.  All  rebalancing transfers  made on the same day as part of an automatic  rebalancing  program are  considered  as one transfer when counting  the  number of  transfers  each year  toward the  maximum  number of free  transfers.  We do not deduct a charge for participating in an automatic rebalancing program.

DO YOU OFFER PROGRAMS DESIGNED TO GUARANTEE A "RETURN OF PREMIUM" AT A FUTURE DATE?
Yes. We offer two  different  programs  for  investors  who wish to invest in the variable  investment  options but also wish to  protect  their  principal,  at least as of a  specific  date in the  future.  You may not want to use either of these programs if you expect to begin taking annuity payments before the program would be completed.

Balanced Investment Program
We offer a balanced  investment  program where a portion of your Account  Value is allocated to a Fixed  Allocation and the remaining Account Value is allocated to the variable  investment  options that you select.  When you enroll in the Balanced  Investment  program,  you choose the duration that you wish the program to last.  This  determines the duration of the Guarantee  Period for the Fixed  Allocation.  Based on the fixed rate for the Guarantee  Period chosen,  we calculate the portion of your Account  Value that must be allocated to the Fixed  Allocation to grow to a specific  "principal  amount"  (such as your initial  Purchase  Payment).  We  determine  the amount based on the rates  then in effect for the  Guarantee  Period you  choose.  If you  continue  the  program  until the end of the
Guarantee  Period and make no withdrawals or transfers,  at the end of the Guarantee  Period,  the Fixed Allocation
will have grown to equal the "principal  amount".  Withdrawals or transfers  from the Fixed  Allocation  before the end of the Guarantee  Period will  terminate the program and may be subject to a Market Value  Adjustment.  You can transfer  the  Account  Value  that is not  allocated  to the  Fixed  Allocation  between  any of the  Sub-accounts available  under the Annuity.  Account Value you allocate to the variable  investment  options is subject to market fluctuations  and may increase or decrease in value.  We do not deduct a charge for  participating  in the Balanced
Investment Program.

         Example
         Assume you invest  $100,000.  You choose a 10-year  program and allocate a portion of your  Account  Value to a Fixed  Allocation  with a 10-year  Guarantee  Period.  The rate for the 10-year  Guarantee  Period is
         5.33%*.  Based on the fixed  interest rate for the  Guarantee  Period  chosen,  the factor is 0.594948 for determining  how much of your Account  Value will be allocated  to the Fixed  Allocation.  That means that
         $59,495 will be allocated to the Fixed  Allocation  and the  remaining  Account  Value  ($41,505)  will be allocated to the variable  investment  options.  Assuming  that you do not make any  withdrawals  from the
         Fixed  Allocation,  it will  grow to  $100,000  at the end of the  Guarantee  Period.  Of course we cannot predict the value of the remaining Account Value that was allocated to the variable investment options.

*        The rate in this example is hypothetical and may not reflect the current rate for Guarantee Periods of this duration.

Guaranteed Return OptionSM
We also offer a seven-year  program where we monitor your Account Value daily and  systematically  transfer amounts between Fixed  Allocations and the variable  investment  options you choose.  American  Skandia  guarantees that at the end of the seventh  (7th) year from  commencement  of the  program,  you will receive no less than the original amount invested (such as your initial  Purchase  Payment).  Account Value is only  transferred to and maintained in
                                                                             ----
Fixed  Allocations to the extent we, in our sole  discretion,  deem it is necessary to support our guarantee  under the  program.  This  differs  from the  Balanced  Investment  program  where a set amount is  allocated  to a Fixed
Allocation  regardless of the performance of the underlying  Sub-accounts.  With the Guaranteed Return Option, your
Annuity is able to participate  in the upside  potential of the  Sub-accounts  while only  transferring  amounts to
Fixed  Allocations  to  protect  against  significant  market  downturns.  NOTE:  If a  significant  amount of your
Account Value is  systematically  transferred to Fixed Allocations  during prolonged market declines,  less of your
Account Value may be immediately  available to participate in the upside  potential of the Sub-accounts if there is a subsequent market recovery.

Each business day we monitor the performance of your Account Value to determine  whether it is greater than,  equal to or below our  "reallocation  trigger",  described  below.  Based on the performance of the Sub-accounts in which you choose to allocate  your Account Value  relative to the  reallocation  trigger,  we may transfer some or all of your  Account  Value to or from a Fixed  Allocation.  You have  complete  discretion  over the  allocation  of your
Account  Value that  remains  allocated  in the  variable  investment  options.  However,  we reserve  the right to restrict certain Portfolios if you participate in the program.

|X|      Account  Value  greater  than or equal to  reallocation  trigger:  Account  Value in  variable  investment options  remains  allocated  according  to your most  recent  instructions.  If a portion  of Account
              Value was  previously  allocated to a Fixed  Allocation,  those amounts may be  transferred  from the
              Fixed  Allocation and  re-allocated to the variable  investment  options  pro-rata  according to your current allocations.  A Market Value Adjustment will apply.

|X|      Account  Value below  reallocation  trigger:  A portion of your Account  Value in the variable  investment options is  transferred  to a new Fixed  Allocation.  These  amounts  are  transferred  on a pro-rata basis from the variable  investment  options.  The new Fixed  Allocation will have a Guarantee Period equal to the remaining  duration in the Guaranteed  Return  Option.  The Account Value applied to the new Fixed  Allocation  will be  credited  with the fixed  interest  rate then being  applied to a new
              Fixed  Allocation of the next higher yearly  duration.  The Account Value will remain invested in the
              Fixed  Allocation  until the maturity date of the program  unless,  at an earlier date,  your Account
              Value is at or above  the  reallocation  trigger  and  amounts  can be  transferred  to the  variable investment  options (as  described  above)  while  maintaining  the  guarantee  protection  under the program.

American  Skandia uses an allocation  mechanism  based on assumptions of expected and maximum market  volatility to determine  the  reallocation  trigger.  The  allocation  mechanism is used to determine  the  allocation of Account
Value between Fixed  Allocations and the  Sub-accounts  you choose.  American  Skandia reserves the right to change the allocation mechanism and the reallocation trigger at its discretion.

Program Termination
The  Guaranteed  Return  Option  will  terminate  on its  maturity  date.  You can  elect to  participate  in a new
Guaranteed  Return  Option or  re-allocate  your Account  Value at that time.  Any Account  Value  allocated to the
Fixed Allocations will be transferred to the AST Money Market  Sub-account,  unless you provide us with alternative instructions.  On the program  maturity  date,  if your  Account  Value is below the initial  investment,  American
Skandia will apply  additional  amounts to your Account Value so that it is equal to the initial  investment in the program.  Any amounts added to your Account Value will be applied to the AST Money Market  Sub-account,  unless you provide us with  alternative  instructions.  We will notify you of any amounts  added to your  Account  Value under the program.  We do not consider  amounts added to your Account Value to be "investment in the contract" for income tax purposes.

Special Considerations under the Guaranteed Return Option
This program is subject to certain rules and restrictions, including, but not limited to the following:
|X|      You may  terminate  the  Guaranteed  Return  Option at any time.  American  Skandia  does not  provide any guarantees upon termination of the program.
|X|      Withdrawals  from your Annuity while the program is in effect will reduce the guaranteed  amount under the program in  proportion  to the Account  Value at the time of the  withdrawal.  Withdrawals  will be subject to all other  provisions  of the  Annuity,  including  any  Contingent  Deferred  Sales  Charge  or Market  Value
     Adjustment that would apply.
|X|      Additional  Purchase  Payments  applied to the Annuity  while the program is in effect will only  increase the amount guaranteed;  however,  all or a portion of any additional Purchase Payments may be allocated to the
     Fixed Allocations.
|X|      Annuity Owners cannot transfer  Account Value to or from a Fixed  Allocation  while  participating  in the program and cannot  participate  in any dollar cost  averaging  program that  transfers  Account  Value from a
     Fixed Allocation to the variable investment options.
|X|      Transfers  from  Fixed  Allocations  will be  subject to the Market  Value  Adjustment  formula  under the
     Annuity;  however,  the 0.10% "cushion"  feature of the formula will not apply. A Market Value  Adjustment may be  either  positive  or  negative.  Transfer  amounts  will be taken  from the most  recently  applied  Fixed
     Allocation.
|X|      Transfers from the Sub-accounts to Fixed Allocations or from Fixed  Allocations to the Sub-accounts  under the program will not count toward the maximum number of free transfers allowable under the Annuity.
|X|      The  Guaranteed  Return  Option will  terminate:  (a) upon the death of the Owner or the  Annuitant (in an entity owned contract); and (b) as of the date Account Value is applied to begin annuity payments.
|X|      You can elect to restart the seven (7) year program  duration on any  anniversary of the Issue Date of the
     Annuity.  The Account Value on the date the restart is effective will become the new  guaranteed  amount under the program.  You can only elect the program once per Annuity Year.

Charges under the Program
We charge a fee of 0.25% of Account Value per year to participate in the  Guaranteed  Return Option.  The charge is deducted to  compensate  American  Skandia for: (a) the risk that your  Account  Value on the maturity  date of the program is less than the amount  guaranteed;  and (b)  administration  of the  program.  The charge is  deducted in arrears  on an annual  basis on each  anniversary  of the Issue  Date of the  Annuity.  If you  choose to begin the program on a date other than the Issue Date of the Annuity or an anniversary  of the Issue Date of the Annuity,  we will  charge a pro-rata  portion of the  annual  charge for the  remaining  portion  of the  Annuity  Year.  If the program  terminates  before  completion  for any reason other than death or  medically-related  surrender,  we will assess a  pro-rata  portion of the annual  charge.  We will  deduct  the  annual  charge for  participating  in the program pro-rata from the variable investment options.

MAY I AUTHORIZE MY INVESTMENT PROFESSIONAL TO MANAGE MY ACCOUNT?
Yes.  You may  authorize  your  investment  professional  to direct the  allocation  of your  Account  Value and to request financial  transactions  between investment options while you are living,  subject to our rules. We require that you provide us with written proof that you have authorized your investment  professional to request  financial transactions  on your behalf.  You must contact us immediately if and when you revoke such  authority.  We will not be responsible  for acting on  instructions  from your  investment  professional if you fail to inform us that such person's  authority  has been revoked.  We may also suspend or cancel these  privileges at any time. We will notify you if we do.

We or an affiliate of ours may provide administrative support to licensed,  registered investment  professionals or
investment  advisors  who  you  authorize  to  make  financial   transactions  on  your  behalf.  These  investment
professionals  may be firms or  persons  who  also  are  appointed  by us as  authorized  sellers  of the  Annuity.
However,  we do not offer advice about how to allocate your Account Value under any  circumstance.  Any  investment professionals  you engage to provide advice and/or make  transfers for you is not acting on our behalf.  We are not responsible for any  recommendations  such  investment  professionals  make, any market timing or asset  allocation programs they choose to follow or any specific transfers they make on your behalf.

We may require investment  professionals or investment advisors,  who are authorized by multiple contract owners to make financial  transactions,  to enter into an  administrative  agreement with American  Skandia as a condition of our accepting  transactions on your behalf. The  administrative  agreement may impose limitations on the investment
professional's  or  investment  advisor's  ability  to  request  financial   transactions  on  your  behalf.  These
limitations are intended to minimize the detrimental  impact of an investment  professional who is in a position to transfer  large amounts of money for multiple  clients in a particular  Portfolio or type of portfolio or to comply with specific  restrictions  or  limitations  imposed by a Portfolio(s)  on American  Skandia.  The  administrative agreement may limit the available  investment  options,  require  advance notice of large  transactions,  or impose other trading  limitations on your investment  professional.  Your investment  professional will be informed of all such  restrictions  on an ongoing  basis.  We may also  require  that your  investment  professional  transmit  all financial  transactions  using  the  electronic  trading  functionality  available  through  our  Internet  website
(www.americanskandia.com).  Limitations  that we may impose on your investment  professional or investment  advisor under the terms of the  administrative  agreement do not apply to financial  transactions  requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

HOW DO THE FIXED INVESTMENT OPTIONS WORK?
(Fixed Allocations may not be available in all states and may not be available for certain durations.)

We credit the fixed  interest  rate to the Fixed  Allocation  throughout  a set period of time called a  "Guarantee
Period."  Fixed  Allocations  currently are offered with  Guarantee  Periods from 1 to 10 years.  We may make Fixed
Allocations of different  durations  available in the future including Fixed  Allocations  offered  exclusively for use with certain  optional  investment  programs.  The interest rate credited to a Fixed  Allocation is the rate in effect  when the  Guarantee  Period  begins  and does not  change  during the  Guarantee  Period.  The rates are an effective  annual rate of interest.  We determine  the interest  rates for the various  Guarantee  Periods.  At the time that we confirm your Fixed  Allocation,  we will advise you of the  interest  rate in effect and the date your
Fixed  Allocation  matures.  We may  change the rates we credit new Fixed  Allocations  at any time.  Any change in interest rate does not affect Fixed  Allocations  that were in effect before the date of the change.  To inquire as to the current rates for Fixed Allocations, please call 1-800-766-4530.

A Guarantee Period for a Fixed Allocation begins:
|X|      when all or part of a net Purchase Payment is allocated to that particular Guarantee Period;
|X|      upon transfer of any of your Account Value to a Fixed  Allocation for that  particular  Guarantee  Period;
       or
|X|      when you "renew" a Fixed Allocation by electing a new Guarantee Period.

To the extent  permitted by law, we may  establish  different  interest  rates for Fixed  Allocations  offered to a class of Owners who choose to participate  in various  optional  investment  programs we make  available.  This may include,  but is not limited to, Owners who elect to use Fixed  Allocations  under a dollar cost averaging  program
(see "Do You Offer  Dollar  Cost  Averaging?")  or a balanced  investment  program  (see "Do You Offer a Program to
Balance Fixed and Variable  Investments?").  The interest rate credited to Fixed Allocations  offered to this class of purchasers  may be different than those offered to other  purchasers  who choose the same  Guarantee  Period but who do not participate in an optional investment program.  Any such program is at our sole discretion.

HOW DO YOU DETERMINE RATES FOR FIXED ALLOCATIONS?
We do not have a specific  formula for  determining the fixed interest rates for Fixed  Allocations.  Generally the interest  rates we offer for Fixed  Allocations  will  reflect the  investment  returns  available  on the types of investments  we make to  support  our fixed  rate  guarantees.  These  investment  types  may  include  cash,  debt securities  guaranteed  by the United  States  government  and its  agencies  and  instrumentalities,  money market instruments,  corporate debt obligations of different durations,  private placements,  asset-backed obligations and municipal  bonds.  In  determining  rates we also consider  factors such as the length of the Guarantee  Period for the Fixed  Allocation,  regulatory  and tax  requirements,  liquidity of the markets for the type of investments we make,  commissions,  administrative  and  investment  expenses,  our  insurance  risks  in  relation  to the  Fixed
Allocations,  general  economic  trends  and  competition.  Some of these  considerations  are  similar to those we consider in determining the Insurance Charge that we deduct from Account Value allocated to the Sub-accounts.

We will credit  interest on a new Fixed  Allocation in an existing  Annuity at a rate not less than the rate we are then crediting to Fixed  Allocations for the same Guarantee  Period selected by new Annuity  purchasers in the same class.

The  interest  rate we credit for a Fixed  Allocation  is subject to a minimum.  Please  refer to the  Statement of
Additional Information.

HOW DOES THE MARKET VALUE ADJUSTMENT WORK?

If you  transfer  or  withdraw  Account  Value  from a Fixed  Allocation  more than 30 days  before  the end of its
Guarantee  Period,  we will  adjust  the  value of your  investment  based on a  formula,  called a  "Market  Value
Adjustment" or "MVA".  The amount of any Market Value  Adjustment can be either positive or negative,  depending on the movement of a  combination  of Strip  Yields on Strips and an  Option-adjusted  Spread (each as defined  below)
between  the time that you  purchase  the Fixed  Allocation  and the time you make a transfer  or  withdrawal.  The
Market Value  Adjustment  formula  compares  the  combination  of Strip  Yields for Strips and the  Option-adjusted
Spreads  as of the date the  Guarantee  Period  began  with the  combination  of Strip  Yields  for  Strips and the
Option-adjusted Spreads as of the date the MVA is being calculated.

|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury securities are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference  between the yields on corporate debt securities  (adjusted to disregard  options on such  securities) and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year Investment Grade Corporate Bond Index of Option-adjusted Spreads.

MVA Formula
The MVA  formula is applied  separately  to each Fixed  Allocation  to  determine  the  Account  Value of the Fixed
Allocation on a particular date.  The formula is as follows:

                                            [(1+I) / (1+J+0.0010)]N/365
                                                      where:

                  I is the Strip  Yield as of the start date of the  Guarantee  Period for coupon
                  Strips  maturing  at the  end of  the  applicable  Guarantee  Period  plus  the
                  Option-adjusted  Spread.  If there are no Strips maturing at that time, we will use the Strip  Yield for the  Strips  maturing  as soon as  possible  after the
                  Guarantee Period ends.

                  J is the  Strip  Yield as of the  date the MVA  formula  is being  applied  for coupon Strips maturing at the end of the applicable  Guarantee  Period plus the
                  Option-adjusted  Spread.  If there are no Strips maturing at that time, we will use the Strip  Yield for the  Strips  maturing  as soon as  possible  after the
                  Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

MVA Examples
The  following  hypothetical  examples  show  the  effect  of the MVA in  determining  Account  Value.  Assume  the following:
|X|      On December 31, 2000,  you allocate  $50,000 into a Fixed  Allocation  with a Guarantee  Period of 5 years
         (e.g. the Maturity Date is December 31, 2005).
|X|      The Strip Yields for coupon  Strips  beginning on December 31, 2000 and maturing on December 31, 2005 plus the Option-adjusted Spread is 5.50% (I = 5.50%).
|X|      You make no  withdrawals  or transfers  until you decided to withdraw the entire  Fixed  Allocation  after exactly three (3) years, therefore 730 days remain before the Maturity Date (N = 730).

Example of Positive MVA
Assume that at the time you request  the  withdrawal,  the Strip  Yields for Strips  maturing on December  31, 2005 plus the  Option-adjusted  Spread is 4.00% (J = 4.00%).  Based on these  assumptions,  the MVA would be  calculated as follows:

                        MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.041]2 = 1.027078
                                            Interim Value = $57,881.25
                         Account Value after MVA = Interim Value X MVA Factor = $59,448.56

Example of Negative MVA
Assume that at the time you request  the  withdrawal,  the Strip  Yields for Strips  maturing on December  31, 2005 plus the Option-adjusted  Spread is 7.00% (J = 7.00%).  Based on these assumptions,  the MVA would be calculated as follows:

                        MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.071)]2 = 0.970345
                                            Interim Value = $57,881.25
                        Account Value after MVA = Interim Value X MVA Factor = $56,164.78.

WHAT HAPPENS WHEN MY GUARANTEE PERIOD MATURES?
The  "Maturity  Date" for a Fixed  Allocation is the last day of the Guarantee  Period.  Before the Maturity  Date,
you may choose to renew the Fixed  Allocation  for a new  Guarantee  Period of the same or different  length or you may transfer all or part of that Fixed  Allocation's  Account Value to another  Fixed  Allocation or to one or more
Sub-accounts.  We will notify you before the end of the  Guarantee  Period about the fixed  interest  rates that we are  currently  crediting  to all Fixed  Allocations  that are being  offered.  The rates  being  credited to Fixed
Allocations  may  change  before  the  Maturity  Date.  We will  not  charge a MVA if you  choose  to renew a Fixed
Allocation on its Maturity Date or transfer the Account Value to one or more variable investment options.

If you do not specify how you want a Fixed  Allocation to be allocated on its Maturity  Date, we will then transfer the Account  Value of the Fixed  Allocation  to the AST Money  Market  Sub-account.  You can then elect to allocate the Account Value to any of the Sub-accounts or to a new Fixed Allocation.

ACCESS TO ACCOUNT VALUE

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
During the  accumulation  period  you can  access  your  Account  Value  through  Partial  Withdrawals,  Systematic
Withdrawals,  and where required for tax purposes,  Minimum  Distributions.  You can also surrender your Annuity at any time.  We may  deduct a  portion  of the  Account  Value  being  withdrawn  or  surrendered  as a CDSC.  If you surrender  your  Annuity,  in addition to any CDSC, we may deduct the Annual  Maintenance  Fee, any Tax Charge that applies  and the  charge  for any  optional  benefits.  We may also apply a Market  Value  Adjustment  to any Fixed
Allocations.  Certain  amounts may be  available  to you each  Annuity  Year that are not subject to a CDSC.  These are called "Free  Withdrawals."  In addition,  under certain  circumstances,  we may waive the CDSC for  surrenders made for qualified  medical reasons or for withdrawals made to satisfy Minimum  Distribution  requirements.  Unless you notify us differently,  withdrawals are taken pro-rata based on the Account Value in the investment  options at the time we receive your withdrawal request.  Each of these types of distributions is described more fully below.

ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
(For more information, see "Tax Considerations")

During the Accumulation Period
A distribution  during the  accumulation  period is deemed to come first from any "gain" in your Annuity and second as a return of your "tax  basis",  if any.  Distributions  from your  Annuity  are  generally  subject to  ordinary income taxation on the amount of any investment gain unless the  distribution  qualifies as a non-taxable  exchange or transfer.  If you take a  distribution  prior to the  taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition  to  ordinary  income  taxes on any gain.  You may wish to consult a  professional  tax advisor for advice before requesting a distribution.

During the Annuitization Period
During the  annuitization  period,  a portion of each annuity  payment is taxed as ordinary  income at the tax rate you are subject to at the time of the payment.  The Code and regulations have  "exclusionary  rules" that we use to determine  what  portion  of each  annuity  payment  should be treated as a return of any tax basis you have in the
Annuity.  Once the tax basis in the Annuity has been  distributed,  the remaining  annuity  payments are taxable as ordinary  income.  The tax basis in the Annuity may be based on the tax-basis  from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?
Yes, you can make a withdrawal during the accumulation period.

|X|      To meet  liquidity  needs,  you can withdraw a limited amount of your Account Value during each of Annuity
         Year 1-8 without a CDSC being applied.  We call this the "Free  Withdrawal"  amount.  The Free  Withdrawal amount is not  available if you choose to surrender  your  Annuity.  The minimum Free  Withdrawal  you may request is $100.

|X|      You can  also  make  withdrawals  in  excess  of the  Free  Withdrawal  amount.  We call  this a  "Partial
         Withdrawal."  The  amount  that you may  withdraw  will  depend  on the  Annuity's  Surrender  Value.  The
         Surrender  Value is equal to your  Account  Value  minus any CDSC,  the Annual  Maintenance  Fee,  the Tax
         Charge,  any charges for optional  benefits and any Market  Value  Adjustment  that may apply to any Fixed
         Allocations.  After any Partial  Withdrawal,  your Annuity must have a Surrender Value of at least $1,000, or we may treat the  Partial  Withdrawal  request  as a  request  to fully  surrender  your  Annuity.  The minimum Partial Withdrawal you may request is $100.

When we determine if a CDSC applies to Partial  Withdrawals  and Systematic  Withdrawals,  we will first  determine what,  if  any,  amounts  qualify  as a Free  Withdrawal.  Those  amounts  are not  subject  to the  CDSC.  Partial
Withdrawals or Systematic  Withdrawals of amounts greater than the maximum Free  Withdrawal  amount will be subject to a CDSC.  You may request a  withdrawal  for an exact  dollar  amount  after  deduction  of any CDSC that applies
(called  a net  withdrawal)  or  request a gross  withdrawal  from  which we will  deduct  any CDSC  that  applies, resulting in less money being payable to you than the amount you requested.  If you request a net  withdrawal,  the amount deducted from your Account Value to pay the CDSC may also be subject to a CDSC.

Partial  Withdrawals may also be available  following  annuitization but only if you choose certain annuity payment options.

To request the forms  necessary  to make a  withdrawal  from your  Annuity,  contact our  Customer  Service Team at
1-800-752-6342 or visit our Internet Website at www.americanskandia.com.

HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

Annuity Year 1-8
The  maximum  Free  Withdrawal  amount  during  each of Annuity  Year 1 through  Annuity  Year 8 (when a CDSC would otherwise  apply to a partial  withdrawal  or surrender of your initial  Purchase  Payment) is 10% of each Purchase
Payment  that has been  invested  in the Annuity for eight  years or less.  The 10% Free  Withdrawal  amount is not cumulative.  If you do not make a Free  Withdrawal  during an Annuity  Year,  you are not allowed to carry over the
Free Withdrawal amount to the next Annuity Year.

Annuity Year 9+
After Annuity Year 8, the maximum Free Withdrawal amount is the sum of:
|X|      10% of any  Purchase  Payments  applied to your  Annuity  after the Issue Date to which a CDSC would apply upon a partial withdrawal or surrender.
|X|      100% of your initial  Purchase Payment or all Purchase  Payments not previously  withdrawn to which a CDSC would not apply upon a partial withdrawal or surrender.
|X|      100% of any "growth" in the Annuity.

"Growth"  equals the current  Account Value minus all Purchase  Payments that have not previously  been  withdrawn.
For purposes of this  provision,  any XTra Credit  amount we applied to your Purchase  Payments are not  considered
"growth" and are not available as a Free Withdrawal.

NOTE:  Amounts that you have withdrawn as a Free  Withdrawal  will not reduce the amount of any CDSC that we deduct if,  during the first eight (8) Annuity  Years,  you make a partial  withdrawal or choose to surrender the Annuity.
The minimum Free Withdrawal you may request is $100.

We may reduce or eliminate the amount  available as a Free  Withdrawal  if your Annuity is used in connection  with certain  plans that receive  special tax  treatment  under the Code.  As of the date of this  Prospectus,  the Free
Withdrawal  privilege has been eliminated for Annuities  purchased as funding  vehicles for retirement  plans under
Section 401 or 403(b) of the Code.

Examples
1.       Assume you make an initial  Purchase  Payment of $10,000 and make no  additional  Purchase  Payments.  The maximum  Free  Withdrawal  amount  during each of the first eight  Annuity  Years would be 10% of $10,000,  or
     $1,000.

2.       Assume  you make an  initial  Purchase  Payment  of $10,000  and make an  additional  Purchase  Payment of
     $15,000 in Annuity Year 2. The maximum Free  Withdrawal  amount  during  Annuity Year 3 through 8 would be 10%
     of $25,000,  or $2,500.  In Annuity  Year 9, the maximum  Free  Withdrawal  amount would be 10% of the $15,000
     Purchase Payment applied in Annuity Year 2 ($1,500) plus 100% of the initial  Purchase  Payment  ($10,000) and any "growth" under the Annuity.

IS THERE A CHARGE FOR A PARTIAL WITHDRAWAL?
A CDSC may be assessed  against a Partial  Withdrawal  during the accumulation  period.  Whether a CDSC applies and the amount to be charged depends on whether the Partial  Withdrawal  exceeds any Free Withdrawal amount and, if so, the number of years that have elapsed since the Purchase Payment being withdrawn has been invested in the Annuity.

1.       If you request a Partial  Withdrawal  we  determine  if the amount you  requested  is  available as a Free
     Withdrawal (in which case it would not be subject to a CDSC);

2.   If the amount requested exceeds the available Free Withdrawal amount:
|X|      First,  we withdraw the amount from  Purchase  Payments  that have been  invested for longer than the CDSC period, if any (with your Annuity, eight (8) years);
|X|      Second,  we withdraw the  remaining  amount from the Purchase  Payments  that are still subject to a CDSC.
         We  withdraw  the  "oldest"  of your  Purchase  Payments  first so that the lowest  CDSC will apply to the amount withdrawn.

     Any CDSC will only apply to the amount withdrawn that exceeds the Free Withdrawal amount.

3.   If the amount  requested  exceeds the amounts  available under Item #2 above, we withdraw the remaining amount from any other Account Value (including Account Value due to Credits).

CAN I MAKE PERIODIC WITHDRAWALS FROM THE ANNUITY DURING THE ACCUMULATION PERIOD?
Yes. We call these "Systematic  Withdrawals." You can receive  Systematic  Withdrawals of earnings only,  principal plus  earnings  or a flat  dollar  amount.  Systematic  Withdrawals  may be  subject to a CDSC.  We will  determine whether a CDSC applies and the amount in the same way as we would for a Partial Withdrawal.

Systematic  Withdrawals  can be made from  Account  Value  allocated to the  variable  investment  options or Fixed
Allocations.  Generally,  Systematic  Withdrawals from Fixed  Allocations are limited to earnings accrued after the program of Systematic  Withdrawals  begins,  or payments of fixed dollar  amounts that do not exceed such earnings.
Systematic  Withdrawals  are available on a monthly,  quarterly,  semi-annual or annual basis.  The Surrender Value of your Annuity must be at least $20,000 before we will allow you to begin a program of Systematic Withdrawals.

The minimum  amount for each  Systematic  Withdrawal is $100. If any  scheduled  Systematic  Withdrawal is for less than $100,  we may postpone  the  withdrawal  and add the expected  amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTION 72(t) OF THE INTERNAL REVENUE CODE?
Yes. If your Annuity is used as a funding vehicle for certain  retirement  plans that receive special tax treatment under  Sections  401,  403(b) or 408 of the Code,  Section  72(t) of the Code may provide an  exception  to the 10%
penalty  tax on  distributions  made  prior  to age 59 1/2if you  elect  to  receive  distributions  as a  series  of
"substantially  equal  periodic  payments".  Distributions  received  under this provision in any Annuity Year that exceed the maximum  amount  available  as a free  withdrawal  will be subject to a CDSC.  To request a program that complies  with  Section  72(t),  you must  provide  us with  certain  required  information  in  writing  on a form acceptable  to us. We may require  advance  notice to allow us to calculate  the amount of 72(t)  withdrawals.  The
Surrender  Value of your  Annuity  must be at least  $20,000  before  we will  allow  you to  begin a  program  for withdrawals under Section 72(t). The minimum amount for any such withdrawal is $100.

You may also  annuitize  your  contract  and  begin  receiving  payments  for the  remainder  of your life (or life expectancy) as a means of receiving income payments before age 59 1/2that are not subject to the 10% penalty.

WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
(See "Tax Considerations" for a further discussion of Minimum Distributions.)

Minimum  Distributions  are a type of  Systematic  Withdrawal  we allow  to meet  distribution  requirements  under
Sections 401, 403(b) or 408 of the Code.  Under the Code, you may be required to begin receiving  periodic  amounts from your  Annuity.  In such case,  we will allow you to make  Systematic  Withdrawals  in amounts that satisfy the minimum  distribution  rules under the Code. We do not assess a CDSC on Minimum  Distributions from your Annuity if you are required by law to take such Minimum  Distributions  from your Annuity at the time it is taken.  However, a
CDSC may be assessed on that portion of a Systematic  Withdrawal that is taken to satisfy the minimum  distribution requirements  in  relation  to other  savings or  investment  plans  under  other  qualified  retirement  plans not maintained with American Skandia.

The amount of the required  Minimum  Distribution  for your  particular  situation  may depend on other  annuities, savings or  investments.  We will only  calculate the amount of your  required  Minimum  Distribution  based on the value of your  Annuity.  We require  three (3) days advance  written  notice to calculate and process the amount of your payments.  We may charge you for calculating  required  Minimum  Distributions.  You may elect to have Minimum
Distributions  paid  out  monthly,  quarterly,  semi-annually  or  annually.  The  $100  minimum  that  applies  to
Systematic Withdrawals does not apply to Minimum Distributions.

You may also  annuitize  your  contract  and  begin  receiving  payments  for the  remainder  of your life (or life expectancy) as a means of receiving  income  payments and satisfying the Minimum  Distribution  requirements  under the Code.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
Yes.  During  the  accumulation  period  you can  surrender  your  Annuity at any time.  Upon  surrender,  you will receive  the  Surrender  Value.  Upon  surrender  of your  Annuity,  you will no longer  have any rights  under the
Annuity.

Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.

To request the forms necessary to surrender your Annuity,  contact our Customer Service Team at  1-800-752-6342  or visit our Internet Website at www.americanskandia.com.

WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?
Where  permitted by law, you may request to surrender  your Annuity  prior to the Annuity Date without  application of any CDSC upon occurrence of a  medically-related  "Contingency  Event".  The amount payable will be your Account
Value  minus:  (a) the amount of any Credits  applied  within 12 months of the  applicable  "Contingency  Event" as defined below;  and (b) the amount of any Credits added in conjunction  with any Purchase  Payments  received after our  receipt of your  request for a  medically-related  surrender  (i.e.  Purchase  Payments  received at such time pursuant to a salary reduction program.

This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:
|X|      the Annuitant must be named or any change of Annuitant  must be accepted by us, prior to the  "Contingency
     Event" described below;
|X|      the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
|X|      if the Owner is one or more natural persons, all such Owners must also be alive at such time;
|X|      we must receive  satisfactory  proof of the  Annuitant's  confinement  in a Medical Care Facility or Fatal
     Illness in writing on a form satisfactory to us; and
|X|      this benefit is not available if the total Purchase  Payments  received  exceed $500,000 for all annuities issued by us with this benefit where the same person is named as Annuitant.

A "Contingency Event" occurs if the Annuitant is:
|X|      first  confined in a "Medical Care  Facility"  while your Annuity is in force and remains  confined for at least 90 days in a row; or
|X|      first diagnosed as having a "Fatal Illness" while your Annuity is in force.

The definitions of "Medical Care Facility" and "Fatal  Illness," as well as additional  terms and  conditions,  are provided in your  Annuity.  Specific  details  and  definitions  in relation to this  benefit may differ in certain jurisdictions.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
We currently make annuity options  available that provide fixed annuity  payments,  variable payments or adjustable payments.  Fixed options provide the same amount with each payment.  Variable options  generally  provide a payment which may increase or decrease  depending on the investment  performance of the Sub-accounts.  However,  currently, we also make a variable  payment option that has a guarantee  feature.  Adjustable  options provide a fixed payment that is  periodically  adjusted based on current  interest  rates.  We do not guarantee to make any Annuity Payment
Options  available  in the  future.  For  additional  information  on Annuity  Payment  Options  you may  request a
Statement of Additional Information.

When you  purchase  an Annuity,  or at a later  date,  you may choose an Annuity  Date,  an annuity  option and the frequency  of annuity  payments.  You may change  your  choices up to 30 days before the  Annuity  Date.  A maximum
Annuity  Date may be  required  by law.  Any change to these  options  must be in  writing.  The  Annuity  Date may depend on the annuity  option you choose.  Certain  annuity  options may not be  available  depending on the age of the Annuitant. You may not annuitize and receive annuity payments within the first Annuity Year.

Certain of these  annuity  options  may be  available  to  Beneficiaries  who choose to receive  the Death  Benefit proceeds as a series of payments instead of a lump sum payment.

Option 1
--------
Payments  for Life:  Under this  option,  income is payable  periodically  until the death of the "key  life".  The
"key life" (as used in this  section)  is the person or persons  upon whose life  annuity  payments  are based.  No additional  annuity  payments  are made after the death of the key life.  Since no minimum  number of  payments  is guaranteed,  this option offers the largest amount of periodic  payments of the life  contingent  annuity  options.
It is  possible  that only one  payment  will be  payable if the death of the key life  occurs  before the date the second  payment was due,  and no other  payments  nor death  benefits  would be payable.  This Option is  currently available  on a fixed or variable  basis.  Under this  option,  you cannot make a partial or full  surrender of the annuity.

Option 2
--------
Payments  Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint  lifetime of two key lives, and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the  survivor's  death.  No minimum  number of payments is  guaranteed  under this option.  It is possible  that only one payment  will be payable if the death of all the key lives occurs  before the date the second  payment was due, and no other  payments or death benefits  would be payable.  This Option is currently  available on a fixed or variable basis.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 3
--------
Payments  for Life with a Certain  Period:  Under this option,  income is payable  until the death of the key life.
However,  if the key life dies before the end of the period selected (5, 10, or 15 years),  the remaining  payments are paid to the  Beneficiary  until the end of such  period.  This  Option  is  currently  available  on a fixed or variable  basis.  If you elect to receive  payments on a variable basis under this option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 4
--------
Fixed Payments for a Certain Period:  Under this option,  income is payable  periodically for a specified number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the
Beneficiary to the end of such period.  Note that under this option,  payments are not based on any  assumptions of life  expectancy.  Therefore,  that  portion  of the  Insurance  Charge  assessed  to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner  selecting  this option.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable Payments for a Certain Period:  Under this option,  income is payable  periodically for a specified number of  years.  The  number  of years  cannot  be less  than 5 or more  than 50.  Payments  may  increase  or  decrease depending on the  investment  performance  of the  Sub-Accounts.  If the payee dies before the end of the specified number of years,  the remaining  payments are paid to the  Beneficiary  to the end of such period.  Note that under this  option,  payments  are not based on any  assumptions  of life  expectancy.  Therefore,  that  portion  of the
Insurance  Charge  assessed  to cover the risk that key lives  outlive our  expectations  provides no benefit to an
Owner  selecting  this option.  If this option is selected,  full  surrenders may be made from the Annuity prior to the last guaranteed Payment Date.  No partial surrenders are permitted if this option is selected.

Option 6
--------
Variable  Payments for Life with a Cash Value:  Under this  option,  benefits  are payable  periodically  until the death  of the key  life.  Benefits  may  increase  or  decrease  depending  on the  investment  performance  of the
Sub-accounts.  This option has a cash value that also varies with the investment  performance  of the  Sub-account.
The cash value provides a "cushion" from volatile investment  performance so that negative  investment  performance does  not  automatically  result  in a  decrease  in the  annuity  payment  each  month,  and  positive  investment performance  does not  automatically  result  in an  increase  in the  annuity  payment  each  month.  The  cushion generally  "stabilizes"  monthly  annuity  payments.  Any cash value remaining on the death of the key life is paid to the  Beneficiary  in a lump sum or as periodic  payments.  Under this  option,  you can request  partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 7
--------
Variable  Payments for Life with a Cash Value and Guarantee:  Under this option,  benefits are payable as described in Option 6; except  that,  while the key life is alive,  the annuity  payment  will not be less than a  guaranteed
             ------
amount,  which  generally  is equal  to the  first  annuity  payment.  We  charge  an  additional  amount  for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic  payments.  Under this option,  you can request  partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
Unless  prohibited  by law, we require that you elect either a life annuity or an annuity with a certain  period of at least 5 years if any CDSC would  apply  were you to  surrender  your  Annuity on the  Annuity  Date.  Therefore, making a purchase  payment  within  eight years of the Annuity Date limits your annuity  payment  options.  Certain annuity  payment  options may not be  available  if your  Annuity  Date occurs  during the period that a CDSC would apply.

If you have not provided us with your Annuity Date or Annuity Payment Option in writing, then:
|X|      the Annuity Date will be the first day of the calendar month following the later of the Annuitant's 85th birthday or the fifth anniversary of our receipt of your request to purchase an Annuity; and
|X|      the annuity payments, where allowed by law, will be calculated on a fixed basis under Option 3, Payments for Life with 10 years certain.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments (Options 1-4)
If you choose to receive fixed  annuity  payments,  you will receive equal  fixed-dollar  payments  throughout  the period you select.  The amount of the fixed payment will vary  depending on the annuity  payment option and payment frequency you select.  Generally,  the first annuity payment is determined by multiplying the Account Value,  minus any state premium taxes that may apply,  by the factor  determined  from our table of annuity  rates.  The table of annuity  rates differs based on the type of annuity  chosen and the frequency of payment  selected.  Our rates will not be less  than our  guaranteed  minimum  rates.  These  guaranteed  minimum  rates  are  derived  from the a2000
Individual  Annuity  Mortality  Table  with an assumed  interest  rate of 3% per annum.  Where  required  by law or regulation,  such  annuity  table  will have  rates  that do not  differ  according  to the gender of the key life.
Otherwise, the rates will differ according to the gender of the key life.

Variable Annuity Payments
We offer three different types of variable  annuity payment  options.  The first annuity payment will be calculated based upon the assumed  investment  return  ("AIR").  You select the AIR before we start to make Annuity  Payments.
The remaining  annuity  payments will fluctuate based on the performance of the Portfolios  relative to the AIR, as well as, other  factors  described  below.  The greater the AIR, the greater the first  annuity  payment.  A higher
AIR may result in  smaller  potential  growth in the  annuity  payments.  A lower AIR  results  in a lower  initial annuity payment.

|X|      Variable Payments (Options 1-3 & 5)
         -----------------
         We calculate  each annuity  payment  amount by  multiplying  the number of units  scheduled to be redeemed under a schedule  of units for each  Sub-account  by the Unit  Value of each  Sub-Account  on the  annuity payment  date.  We determine the schedule of units based on your Account Value (minus any premium tax that applies)  at the time you elect to begin  receiving  annuity  payments.  The  schedule  of units will vary based on the annuity  payment  option  selected,  the length of any certain  period (if  applicable),  the
         Annuitant's  age and gender  (if  annuity  payments  are due for the life of the  Annuitant)  and the Unit
         Value of the  Sub-Accounts  you initially  selected on the Issue Date.  The  calculation  is performed for each  Sub-Account,  and the  sum of the  Sub-Account  calculations  equals  the  amount  of  your  annuity payment.  Other than to fund annuity  payments,  the number of units  allocated to each  Sub-Account  will not change unless you transfer among the  Sub-Accounts  or make a withdrawal (if allowed).  You can select one of three AIRs for these options: 3%, 5% or 7%.

|X|      Stabilized Variable Payments (Option 6)
         ----------------------------
         This option  provides  guaranteed  payments for life, a cash value for the  Annuitant  (while alive) and a variable  period of time during which annuity  payments will be made whether or not the Annuitant is still alive.  We calculate the initial  annuity  payment amount by multiplying  the number of units scheduled to
                                  -------
         be  redeemed  under a schedule of units by the Unit  Values  determined  on the  annuitization  date.  The schedule of units is established for each  Sub-account you choose on the  annuitization  date based on the applicable  benchmark  rate  and  the  annuity  factors.  The  annuity  factors  reflect  our  assumptions regarding  the costs we expect to bear in  guaranteeing  payments for the lives of the  Annuitant and will depend  on the  benchmark  rate,  the  annuitant's  attained  age and  gender  (where  permitted).  Unlike variable  payments  (described above) where each payment can vary based on Sub-account  performance,  this payment option  cushions the immediate  impact of  Sub-account  performance by adjusting the length of the time during which  annuity  payments  will be made whether or not the  Annuitant is alive while  generally maintaining a level annuity payment  amount.  Sub-account  performance  that exceeds a benchmark rate will generally extend this time period,  while Sub-account  performance that is less than a benchmark rate will generally  shorten the period.  If the period  reaches  zero and the  Annuitant  is still  alive,  Annuity
         Payments  continue,  however,  the annuity payment amount will vary depending on Sub-account  performance, similar to conventional variable payments.  The AIR for this option is 4%.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option7)
         ------------------------------------------------------
         This option  provides  guaranteed  payments for life in the same manner as  Stabilized  Variable  Payments
         (described  above).  In addition to the stabilization  feature,  this option also guarantees that variable annuity  payments will not be less than the initial  annuity  payment  amount  regardless  of  Sub-account performance.  The AIR for this option is 3%.

The variable  annuity  payment  options are  described  in greater  detail in a separate  prospectus  which will be provided to you at the time you elect one of the variable annuity payment options.

Adjustable Annuity Payments
We may make an adjustable annuity payment option available.  Adjustable  annuity payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment  amount is  adjusted  upward or  downward  depending  on the rate we are  currently  crediting  to  annuity payments.  The  adjustment  in the  annuity  payment  amount  does not affect the  duration  of  remaining  annuity payments, only the amount of each payment.

DEATH BENEFIT

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
The  Annuity  provides a Death  Benefit  during its  accumulation  period.  If the  Annuity is owned by one or more natural  persons,  the Death  Benefit is payable  upon the first  death of an Owner.  If the Annuity is owned by an entity,  the Death  Benefit is payable  upon the  Annuitant's  death,  if there is no  Contingent  Annuitant.  If a
Contingent  Annuitant was  designated  before the  Annuitant's  death and the Annuitant  dies,  then the Contingent
Annuitant  becomes the  Annuitant  and a Death  Benefit will not be paid at that time.  The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

The Annuity  provides a basic Death Benefit at no additional  charge.  The Insurance  Charge we deduct from Account
Value  allocated to the  Sub-accounts  is used,  in part,  to pay us for the risk we assume in providing  the basic
Death  Benefit  guarantee  under the  Annuity.  The Annuity  also offers two  different  optional  Death  Benefits.
Either  benefit can be  purchased  for an  additional  charge.  The  additional  charge is  deducted to  compensate
American Skandia for providing  increased insurance  protection under the optional Death Benefits.  Notwithstanding the  additional  protection  provided  under the optional Death  Benefits,  the  additional  cost has the impact of reducing the net  performance of the investment  options.  Under certain  circumstances,  your Death Benefit may be reduced by the amount of any Credits we applied to your  Purchase  Payments.  (see "How are  Credits  Applied to My
Account Value")

The basic Death Benefit is the greater of:
|X|      The sum of all Purchase Payments less the sum of all proportional withdrawals.
|X|      The sum of your Account  Value in the  variable  investment  options and your  Interim  Value in the Fixed
         Allocations, less the amount of any Credits applied within 12-months prior to the date of death.

For purposes of the basic and optional Death  Benefits,  "proportional  withdrawals"  are determined by calculating the  percentage  of the Account  Value that each prior  withdrawal  represented  when  withdrawn.  For  example,  a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments.

OPTIONAL DEATH BENEFITS
You can  purchase  either of two  optional  Death  Benefits  with your  Annuity  to provide  an  enhanced  level of protection for your beneficiaries.

NOTE: You may not elect the Enhanced  Beneficiary  Protection  Optional Death Benefit if you have elected any other
Optional Death Benefit.

-------------------------------------------------------------------------------------------------------------------
Currently,  these  benefits  are only offered and must be elected at the time that you purchase  your  Annuity.  We may, at a later date,  allow existing  Annuity Owners to purchase either of the optional Death Benefits  subject to our rules and any  changes  or  restrictions  in the  benefits.  Certain  terms and  conditions  may  differ if you purchase  your  Annuity  as part of an  exchange,  replacement  or  transfer,  in whole or in part,  from any other
Annuity we issue.
-------------------------------------------------------------------------------------------------------------------

Enhanced Beneficiary Protection Optional Death Benefit
The Enhanced  Beneficiary  Protection  Optional Death Benefit can provide  additional  amounts to your  Beneficiary that may be used to offset  federal and state taxes  payable on any  taxable  gains in your  Annuity at the time of your death.  Whether this benefit is appropriate  for you may depend on your  particular  circumstances,  including other  financial  resources  that may be available to your  Beneficiary to pay taxes on your Annuity should you die during the accumulation period.  No benefit is payable if death occurs on or after the Annuity Date.

The Enhanced  Beneficiary  Protection  Optional Death Benefit provides a benefit that is payable in addition to the basic Death  Benefit.  If the  Annuity  has one Owner,  the Owner must be age 75 or less at the time the benefit is purchased.  If the Annuity has joint  Owners,  the oldest Owner must be age 75 or less.  If the Annuity is owned by an entity, the Annuitant must be age 75 or less.

-------------------------------------------------------------------------------------------------------------------
The Enhanced  Beneficiary  Protection  Optional Death Benefit is being offered in those jurisdictions where we have received  regulatory  approval.  Certain terms and conditions may differ between  jurisdictions once approved.  The benefit is  currently  only  offered to Owners who purchase  the Annuity as a  "non-qualified"  investment.  We may make the benefit  available  to Owners who  purchase  the Annuity as an IRA or other  "qualified"  investment  at a later  date.  Please  refer  to  the  section  entitled  "Tax  Considerations"  for a  discussion  of  special  tax considerations for purchasers of this benefit.
-------------------------------------------------------------------------------------------------------------------

Calculation of Enhanced Beneficiary Protection Optional Death Benefit
If you purchase the Enhanced Beneficiary Protection Optional Death Benefit, the Death Benefit is calculated as follows:

1.       the basic Death Benefit described above

     PLUS

2.       50% of the "Death Benefit Amount" less Purchase Payments reduced by proportional withdrawals.

Death  Benefit  Amount  includes  your Account  Value and any amounts  added to your Account  Value under the basic
----------------------
Death  Benefit  when the Death  Benefit is  calculated.  Under the basic Death  Benefit,  amounts are added to your
Account Value when the Account Value is less than Purchase Payments minus proportional withdrawals.

The amount calculated in Items 1 & 2 above may be reduced by any Credits under certain circumstances.

-------------------------------------------------------------------------------------------------------------------
The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit is  subject  to a maximum  of 50% of all  Purchase
Payments  applied to the Annuity at least 12 months  prior to the death of the decedent  that  triggers the payment of the Death Benefit.
-------------------------------------------------------------------------------------------------------------------

See Appendix C for examples of how the Enhanced Beneficiary Protection Optional Death Benefit is calculated.

Guaranteed Minimum Death Benefit
If the Annuity has one Owner, the Owner must be age 80 or less at the time either optional Death Benefit is purchased.  If the Annuity has joint Owners, the oldest Owner must be age 80 or less.  If the Annuity is owned by an entity, the Annuitant must be age 80 or less.

Key Terms Used with the Guaranteed Minimum Death Benefit

|X|      The Death  Benefit  Target Date is the contract  anniversary  on or after the 80th birthday of the current
             ---------------------------
     Owner, the oldest of either joint Owner or the Annuitant, if entity owned.

|X|      The Highest  Anniversary  Value equals the highest of all previous  "Anniversary  Values" on or before the
             ---------------------------
     earlier of the Owner's date of death and the "Death Benefit Target Date".

|X|      The  Anniversary  Value is the Account Value as of each  anniversary of the Issue Date plus the sum of all
              ------------------
     Purchase  Payments  on or after such  anniversary  less the sum of all  "Proportional  Reductions"  since such anniversary.

|X|      A Proportional  Reduction is a reduction to the value being measured caused by a withdrawal,  equaling the
           -----------------------
     percentage  of the  withdrawal  as  compared  to the  Account  Value  as of the  date of the  withdrawal.  For example,  if your Account  Value is $10,000 and you  withdraw  $2,000 (a 20%  reduction),  we will reduce both your Anniversary Value and the amount determined by Purchase Payments  increasing at the appropriate  interest rate by 20%.

Calculation of Guaranteed Minimum Death Benefit
The Guaranteed Minimum Death Benefit depends on whether death occurs before or after the Death Benefit Target
Date.

         If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greatest of:

1.       the Account Value in the Sub-accounts  plus the Interim Value of any Fixed  Allocations (no MVA) as of the
              date we receive in writing "due proof of death"; and
2.       the sum of all Purchase  Payments minus the sum of all  Proportional  Reductions,  each  increasing  daily until  the  Owner's  date of death at a rate of 5.0%,  subject  to a limit of 200% of the  difference between the sum of all  Purchase  Payments and the sum of all  withdrawals  as of the Owner's date of death; and
3.       the "Highest Anniversary Value" on or immediately preceding the Owner's date of death.

         The amount determined by this calculation is increased by any Purchase Payments received after the
         Owner's date of death and decreased by any Proportional Reductions since such date.  The amount calculated in Items 1 & 3 above may be reduced by any Credits under certain circumstances.

         If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1.       the Account  Value as of the date we receive in writing "due proof of death" (an MVA may be  applicable to amounts in any Fixed Allocations); and
2.       the greater of Item 2 & 3 above on the Death  Benefit  Target Date plus the sum of all  Purchase  Payments less the sum of all Proportional Reductions since the Death Benefit Target Date.

         The amount calculated in Item 1 above may be reduced by any Credits under certain circumstances.

Annuities with joint Owners
For Annuities  with Joint Owners,  the Death Benefit is calculated as shown above except that the age of the oldest of the Joint Owners is used to  determine  the Death  Benefit  Target  Date.  NOTE:  If you and your spouse own the
Annuity  jointly,  we will pay the  Death  Benefit  to the  Beneficiary.  If the sole  primary  Beneficiary  is the surviving  spouse,  then the  surviving  spouse can elect to assume  ownership  of the  Annuity  and  continue  the contract instead of receiving the Death Benefit.

Annuities owned by entities
For  Annuities  owned by an entity,  the Death  Benefit is  calculated  as shown  above  except that the age of the
Annuitant is used to determine  the Death Benefit  Target Date.  Payment of the Death Benefit is based on the death of the Annuitant (or Contingent Annuitant, if applicable).

Can I terminate the optional Death Benefits?  Do the optional Death Benefits terminate under other circumstances?
You can terminate the Enhanced  Beneficiary  Protection  Optional Death Benefit at any time. Upon termination,  you will be required to pay a pro-rata  portion of the annual  charge for the benefit.  The  Guaranteed  Minimum  Death
Benefit cannot be terminated  once it is elected.  Both optional Death  Benefits will  terminate  automatically  on
the  Annuity  Date.  We  may  also   terminate  the  optional  Death  Benefit  if  necessary  to  comply  with  our interpretation of the Code and applicable regulations.

How much do you charge for the optional Death Benefit?
We deduct a charge from your  Account  Value if you elect to purchase  either  optional  Death  Benefit.  No charge applies after the Annuity Date.  We deduct the charge:
1.       on each anniversary of the Issue Date;
2.       when Account Value is transferred to our general account prior to the Annuity Date;
3.       if you surrender your Annuity; and
4.       if you choose to terminate the benefit (Enhanced Beneficiary Protection Optional Death Benefit only)

If you surrender the Annuity,  elect to begin receiving  annuity  payments or terminate the benefit on a date other than an  anniversary  of the Issue Date,  the charge will be prorated.  During the first year after the Issue Date, the charge will be prorated  from the Issue  Date.  In all  subsequent  years,  it would be prorated  from the last anniversary of the Issue Date.

We first deduct the amount of the charge  pro-rata from the Account Value in the variable  investment  options.  We only deduct the charge  pro-rata from the Fixed  Allocations to the extent there is  insufficient  Account Value in the variable  investment  options to pay the charge.  If your Annuity's  Account Value is  insufficient  to pay the charge,  we may deduct  your  remaining  Account  Value and  terminate  your  Annuity.  We will  notify you if your
Account  Value is  insufficient  to pay the  charge  and  allow you to submit an  additional  Purchase  Payment  to continue your Annuity.

Please  refer to the  section  entitled  "Tax  Considerations"  for  additional  considerations  in relation to the optional Death Benefit.

AMERICAN SKANDIA'S ANNUITY REWARDS

What is the Annuity Rewards benefit?
The Annuity  Rewards  benefit  offers  Owners the ability to capture any market gains since the Issue Date of their
Annuity as an  enhancement  to their current Death  Benefit so their  Beneficiaries  will not receive less than the
Annuity's value as of the date the Owner elects the benefit.

Under the Annuity Rewards benefit, American Skandia guarantees that the Death Benefit will not be less than:

         your Account Value in the variable  investment  options plus the Interim Value in any Fixed Allocations as of the effective date of the Owner's election

         MINUS any proportional withdrawals* following the date of election
         -----

         PLUS any additional Purchase Payments applied to the Annuity following the date of election.
         ----

*    "Proportional  withdrawals"  are  determined  by  calculating  the  percentage  of the Account Value that each withdrawal  represented  when  withdrawn.  For  example,  a withdrawal  of 50% of your Account  Value would be treated as a 50% reduction in the amount payable under the Death Benefit.

The Annuity  Rewards Death Benefit  enhancement  does not affect any Optional  Death Benefits  available  under the
Annuity.  If the Death Benefit  amount  payable  under your  Annuity's  basic Death  Benefit or any Optional  Death
Benefits you purchase is greater than the enhanced  Death  Benefit  under the Annuity  Rewards  benefit on the date the Death Benefit is calculated,  your  Beneficiary  will receive the higher amount.  If your Annuity  includes the
Enhanced  Beneficiary  Protection  Optional  Death Benefit,  the enhanced  Death Benefit under the Annuity  Rewards program will be considered  when  calculating  the amount due under the Enhanced  Beneficiary  Protection  Optional
Death Benefit.

Who is eligible for the Annuity Rewards benefit?
Owners can elect the Annuity  Rewards  Death Benefit  enhancement  following  the eighth (8th)  anniversary  of the
Annuity's  Issue  Date.  However,  the  election  is subject to the  requirement  that their  Account  Value on the election  date is greater  than the amount  that would be  payable  to their  Beneficiary  under the Death  Benefit provided  under the Annuity as of the election date  (including any Optional Death Benefits other than the Enhanced
Beneficiary  Protection  Optional  Death  Benefit).  If an  Owner  is  ineligible  when he or she  applies  for the optional  benefit,  the Owner can elect the Annuity  Rewards Death Benefit  enhancement on any  subsequent  date if they  otherwise  qualify.  The  election  must occur before  annuity  payments  begin.  An Owner can only elect the
Annuity  Rewards Death Benefit  enhancement  once.  There is no additional  charge for electing the Annuity Rewards
Death Benefit enhancement.

PAYMENT OF DEATH BENEFITS

Payment of Death Benefit to Beneficiary
Except in the case of a spousal Beneficiary, in the event of your death, the death benefit must be distributed:
|X|      as a lump sum amount at any time within five (5) years of the date of death; or
|X|      as a series of annuity  payments not extending  beyond the life  expectancy of the Beneficiary or over the life of the Beneficiary.  Payments under this option must begin within one year of the date of death.

Unless you have made an election prior to death benefit  proceeds  becoming due, a Beneficiary can elect to receive the Death Benefit  proceeds as a series of fixed annuity  payments  (Annuity  Payment Option 1-4) or as a series of variable  annuity  payments  (Annuity  Payment Option 1-3 or 5-7). See the section  entitled "What Types of Annuity
Options are Available."

Spousal Beneficiary - Assumption of Annuity
You may name your spouse as your  Beneficiary.  If you and your spouse own the Annuity jointly,  we assume that the sole primary  Beneficiary  will be the surviving  spouse unless you elect an alternative  Beneficiary  designation.
Unless you elect an alternative  Beneficiary  designation,  the spouse Beneficiary may elect to assume ownership of the  Annuity  instead  of taking the Death  Benefit  payment.  Any Death  Benefit  (including  any  optional  Death
Benefits)  that would have been  payable to the  Beneficiary  will become the new  Account  Value as of the date we receive due proof of death and any  required  proof of a spousal  relationship.  As of the date the  assumption  is effective,  the surviving  spouse will have all the rights and benefits  that would be available  under the Annuity to a new  purchaser  of the same  attained  age.  For  purposes of  determining  any future  Death  Benefit for the surviving  spouse,  the new Account Value will be considered as the initial  Purchase  Payment.  No CDSC will apply to the new Account  Value.  However,  any  additional  Purchase  Payments  applied after the date the assumption is effective will be subject to all provisions of the Annuity.

See the section entitled "Managing Your Annuity - Spousal  Contingent  Annuitant" for a discussion of the treatment of a spousal Contingent Annuitant in the case of the death of the Annuitant in an entity owned Annuity.

IRA Beneficiary Continuation Option
The Code  provides for  alternative  death  benefit  payment  options when an Annuity is used as an IRA,  403(b) or other "qualified  investment" that requires Minimum  Distributions.  Upon the Owner's death under an IRA, 403(b) or other  "qualified  investment",  a  Beneficiary  may  generally  elect to continue the Annuity and receive  Minimum
Distributions  under the  Annuity  instead of  receiving  the death  benefit  in a single  payment.  The  available payment  options  will  depend on  whether  the Owner died on or before  the date he or she was  required  to begin receiving Minimum Distributions under the Code and whether the Beneficiary is the surviving spouse.

|X|      If death occurs  before the date Minimum  Distributions  must begin under the Code,  the Death Benefit can be paid out in either a lump  sum,  within  five  years  from the date of death,  or over the life or life expectancy  of the  designated  Beneficiary  (as  long as  payments  begin  by  December  31st of the year following the year of death).  However,  if the spouse is the  Beneficiary,  the Death Benefit can be paid out over the life or life  expectancy of the spouse with such payments  beginning no earlier than December
         31st of the year  following  the year of death or December  31st of the year in which the  deceased  would have reached age 70 1/2, which ever is later.

|X|      If death occurs after the date Minimum  Distributions  must begin under the Code,  the Death  Benefit must be paid out at least as rapidly as under the method then in effect.

A Beneficiary  has the flexibility to take out more each year than required under the Minimum  Distribution  rules.
Until withdrawn,  amounts in an IRA, 403(b) or other "qualified  investment"  continue to be tax deferred.  Amounts withdrawn each year,  including  amounts that are required to be withdrawn  under the Minimum  Distribution  rules, are  subject to tax.  You may wish to  consult a  professional  tax  advisor  for tax advice as to your  particular
situation.   See  the  section  entitled  "How  are  Distributions  From  Qualified   Contracts  Taxed?  -  Minimum
Distributions after age 70 1/2."

Upon election of this IRA Beneficiary Continuation option:

|X|      the Annuity contract will be continued in the Owner's name, for the benefit of the Beneficiary.
|X|      the Account Value will be equal to any Death Benefit  (including  any optional  Death  Benefit) that would have been payable to the Beneficiary if they had taken a lump sum distribution.
|X|      the  Beneficiary  may  request  transfers  among  Sub-Accounts,   subject  to  the  same  limitations  and
              restrictions  that applied to the Owner.  NOTE: The  Sub-Accounts  offered under the IRA  Beneficiary
              Continuation option may be limited.
|X|      no additional Purchase Payments can be applied to the Annuity.
|X|      the basic Death Benefit and any optional Death  Benefits  elected by the Owner will no longer apply to the
              Beneficiary.
|X|      the  Beneficiary  can request a  withdrawal  of all or a portion of the Account  Value at any time without application of a CDSC.
|X|      upon  the  death  of the  Beneficiary,  any  remaining  Account  Value  will be paid in a lump  sum to the person(s) named by the Beneficiary.
|X|      all amounts in the  Annuity  must be paid out to the  Beneficiary  according  to the Minimum  Distribution rules described above.

Please contact American Skandia for additional  information on the availability,  restrictions and limitations that will apply to a Beneficiary under the IRA Beneficiary Continuation option.

Are there any exceptions to these rules for paying the Death Benefit?
Yes,  there are exceptions  that apply no matter how your Death Benefit is calculated.  There are exceptions to the
Death  Benefit if the  decedent was not the Owner or Annuitant as of the Issue Date and did not become the Owner or
Annuitant  due to the prior  Owner's  or  Annuitant's  death.  Any  minimum  Death  Benefit  that  applies  will be suspended  for a two-year  period  from the date he or she first  became  Owner or  Annuitant.  After the  two-year suspension  period is completed,  the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

When do you determine the Death Benefit?
We determine the amount of the Death Benefit as of the date we receive "due proof of death",  any  instructions  we require to  determine  the method of payment and any other  written  representations  we require to  determine  the proper  payment of the Death Benefit to all  Beneficiaries.  "Due proof of death" may include a certified copy of a death  certificate,  a certified copy of a decree of a court of competent  jurisdiction  as to the finding of death or other  satisfactory  proof of death.  Upon our  receipt of "due proof of death" we  automatically  transfer  the
Death  Benefit  to the  AST  Money  Market  Sub-Account  until  we  further  determine  the  universe  of  eligible
Beneficiaries.  Once the universe of eligible  Beneficiaries  has been  determined  each eligible  Beneficiary  may allocate his or her eligible share of the Death Benefit to the Sub-Accounts according to our rules.

Each  Beneficiary  must make an election as to the method they wish to receive their portion of the Death  Benefit.
Absent an election of a Death  Benefit  payment  method,  no Death Benefit can be paid to the  Beneficiary.  We may require written  acknowledgment of all named Beneficiaries  before we can pay the Death Benefit.  During the period from the date of death until we receive all  required  paper work,  the amount of the Death  Benefit may be subject to market fluctuations.

Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

NOTE:  You may not elect the Plus40(TM)Optional Life Insurance Rider if you have elected the Enhanced Beneficiary
Protection Optional Death Benefit.

-------------------------------------------------------------------------------------------------------------------
The life insurance  coverage  provided  under the Plus40(TM)Optional Life Insurance  Rider  ("Plus40(TM)rider" or the
"Rider") is supported by American  Skandia's  general  account and is not subject to, or  registered  as a security under,  either the  Securities  Act of 1933 or the Investment  Company Act of 1940.  Information  about the Plus40(TM)
rider is included in this  Prospectus to help you understand the Rider and the  relationship  between the Rider and the  value  of your  Annuity.  It is also  included  because  you can  elect  to pay  for the  Rider  with  taxable withdrawals  from your  Annuity.  The  staff of the  Securities  and  Exchange  Commission  has not  reviewed  this information.  However,  the information may be subject to certain  generally  applicable  provisions of the Federal securities laws regarding accuracy and completeness.
-------------------------------------------------------------------------------------------------------------------

The Plus40(TM)rider provides an income tax-free life insurance benefit to your  Beneficiary(ies)  equal to 40% of the
Account  Value of your  Annuity as of the date we  receive  due proof of death,  subject  to  certain  adjustments, restrictions  and  limitations.  The Rider may be especially  useful in offsetting  federal and state taxes payable on any taxable  gains in your  Annuity at the time of your death.  The Rider is  available in addition to the death benefit  payable  under  the  Annuity.  Whether  the Rider is  appropriate  for you may  depend on your  particular circumstances,  including other financial resources that may be available to your  Beneficiary(ies) to pay taxes on the gain in your Annuity  should you die during the  accumulation  period.  No amounts are payable  under the Rider if you die on or after the date your  Account  Value is applied to begin  receiving  annuity  payments or after you surrender the Annuity.  The Rider has no cash value.

Currently,  the Plus40(TM)rider is only offered and must be elected at the time that you purchase  your  Annuity.  We may, at a later date,  allow  existing  Annuity  Owners to purchase the Plus40(TM)rider subject to our rules and any changes or restrictions.

Please refer to Appendix D for a more complete description of the Plus40(TM)rider.

VALUING YOUR INVESTMENT

HOW IS MY ACCOUNT VALUE DETERMINED?
During the accumulation  period,  the Annuity has an Account Value. The Account Value is determined  separately for each  Sub-account  allocation  and for each Fixed  Allocation.  The Account  Value is the sum of the values of each
Sub-account  allocation  and the value of each Fixed  Allocation.  The Account Value does not reflect any CDSC that may apply to a  withdrawal  or  surrender.  The Account  Value  includes  any  Credits we applied to your  Purchase
Payments that we are entitled to recover under certain  circumstances.  When  determining  the Account Value on any day other than 30 days prior to a Fixed  Allocation's  Maturity  Date,  the  Account  Value may  include any Market
Value Adjustment that would apply to a Fixed Allocation (if withdrawn or transferred) on that day.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
The Surrender Value of your Annuity is the value available to you on any day during the  accumulation  period.  The
Surrender  Value is equal to your  Account  Value minus any CDSC,  the Annual  Maintenance  Fee, the charge for any optional  Death Benefit and any Credits we applied to your Purchase  Payments that we are entitled to recover under certain circumstances.  The Surrender Value will also include any Market Value Adjustment that may apply.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?
When you allocate Account Value to a Sub-Account,  you are purchasing  units of the  Sub-account.  Each Sub-account invests  exclusively  in shares of an  underlying  Portfolio.  The value of the  Units  fluctuate  with the  market fluctuations of the Portfolios.  The value of the Units also reflect the daily accrual for the Insurance Charge.

Each  Valuation  Day, we  determine  the price for a Unit of each  Sub-account,  called the "Unit  Price." The Unit
Price is used for  determining  the value of transactions  involving  Units of the  Sub-accounts.  We determine the number of Units involved in any  transaction  by dividing the dollar value of the  transaction by the Unit Price of the Sub-account as of the Valuation Day.

Example
Assume you allocate  $5,000 to a  Sub-account.  On the  Valuation  Day you make the  allocation,  the Unit Price is
$14.83.  Your $5,000 buys  337.154  Units of the  Sub-account.  Assume that later,  you wish to transfer  $3,000 of your Account  Value out of that  Sub-account  and into another  Sub-account.  On the  Valuation Day you request the transfer,  the Unit Price of the  original  Sub-account  has  increased  to $16.79.  To  transfer  $3,000,  we sell
178.677  Units at the  current  Unit  Price,  leaving  you  158.477  Units.  We then buy $3,000 of Units of the new
Sub-account at the Unit Price of $17.83.  You would then have 168.255 Units of the new Sub-account.

HOW DO YOU VALUE FIXED ALLOCATIONS?
During the Guarantee  Period,  we use the concept of an Interim  Value.  The Interim Value can be calculated on any day and is equal to the  initial  value  allocated  to a Fixed  Allocation  plus all  interest  credited to a Fixed
Allocation  as of the date  calculated.  The  Interim  Value  does not  include  the  impact  of any  Market  Value
Adjustment.  If you made any transfers or withdrawals from a Fixed  Allocation,  the Interim Value will reflect the withdrawal of those amounts and any interest  credited to those amounts  before they were  withdrawn.  To determine the Account Value of a Fixed  Allocation on any day other than its Maturity  Date, we multiply the Account Value of the Fixed Allocation times the Market Value Adjustment factor.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?
American  Skandia  is  generally  open to  process  financial  transactions  on those  days that the New York Stock
Exchange  (NYSE) is open for  trading.  There  may be  circumstances  where  the NYSE does not open on a  regularly scheduled  date or time  or  closes  at an  earlier  time  than  scheduled  (normally  4:00  p.m.  EST).  Financial transactions  requested  before the close of the NYSE which meet our  requirements  will be processed  according to the value next  determined  following the close of business.  Financial  transactions  requested on a  non-business day or after the close of the NYSE will be processed  based on the value next  computed on the next  business  day.
There may be  circumstances  when the  opening or closing  time of the NYSE is  different  than other  major  stock exchanges,  such as NASDAQ or the American Stock Exchange.  Under such circumstances,  the closing time of the NYSE will be used when valuing and processing transactions.

There may be circumstances  where the NYSE is open,  however,  due to inclement weather,  natural disaster or other circumstances  beyond our  control,  our  offices  may be closed or our  business  processing  capabilities  may be restricted.  Under those  circumstances,  your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.

The NYSE is closed on the following nationally  recognized  holidays:  New Year's Day, Martin Luther King, Jr. Day,
Presidents' Day, Good Friday,  Memorial Day,  Independence Day, Labor Day,  Thanksgiving,  and Christmas.  On those dates, we will not process any financial transactions involving purchase or redemption orders.

American  Skandia  will  also not  process  financial  transactions  involving  purchase  or  redemption  orders or transfers on any day that:
|X|      trading on the NYSE is restricted;
|X|      an  emergency  exists  making  redemption  or  valuation  of  securities  held  in  the  separate  account impractical; or
|X|      the SEC, by order, permits the suspension or postponement for the protection of security holders.

Initial Purchase  Payments:  We are required to allocate your initial  Purchase Payment to the Sub-accounts  within two (2) days after we receive all of our  requirements  to issue the  Annuity.  If we do not have all the  required information  to allow us to issue your  Annuity,  we may retain the Purchase  Payment  while we try to reach you or your  representative  to  obtain  all  of our  requirements.  If we  are  unable  to  obtain  all  of our  required information  within  five (5) days,  we are  required  to return the  Purchase  Payment  at that  time,  unless you specifically  consent to our  retaining  the Purchase  Payment  while we gather the required  information.  Once we obtain the required  information,  we will invest the Purchase  Payment and issue the Annuity  within two (2) days.
During any period that we are trying to obtain the required information, your money is not invested.

Additional  Purchase Payments:  We will apply any additional Purchase Payments on the Valuation Day that we receive the Purchase Payment with satisfactory allocation instructions.

Scheduled  Transactions:  "Scheduled"  transactions  include transfers under a Dollar Cost Averaging,  rebalancing, or asset  allocation  program,  Systematic  Withdrawals,  Minimum  Distributions  or  annuity  payments.  Scheduled transactions  are  processed  and  valued as of the date they are  scheduled,  unless  the  scheduled  day is not a
Valuation  Day.  In that  case,  the  transaction  will be  processed  and  valued  on  Valuation  Day prior to the scheduled transaction date.

Unscheduled  Transactions:  "Unscheduled"  transactions include any other non-scheduled  transfers and requests for
Partial  Withdrawals or Free  Withdrawals or Surrenders.  Unscheduled  transactions  are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

Medically-related  Surrenders & Death  Benefits:  Medically-related  surrender  requests and Death  Benefit  claims require our review and evaluation  before  processing.  We price such transactions as of the date we receive at our
Office all supporting documentation we require for such transaction and that are satisfactory to us.

Transactions in ProFunds VP Sub-accounts:  Generally,  purchase or redemption  orders or transfer  requests must be received by us by no later than the close of the New York Stock  Exchange to be processed on the current  Valuation
Day.  However,  any purchase or redemption  order or transfer request  involving the ProFunds VP Sub-accounts  must be received  by us no later than one hour prior to any  announced  closing of the  applicable  securities  exchange
(generally,  3:00 p.m.  Eastern time) to be processed on the current  Valuation  Day. The  "cut-off"  time for such financial  transactions  involving a ProFunds  VP  Sub-account  will be  extended to1/2hour prior to any  announced closing (generally,  3:30 p.m. Eastern time) for transactions  submitted  electronically through American Skandia's
Internet website  (www.americanskandia.com).  You cannot request a transaction  involving the purchase,  redemption or transfer of Units in one of the ProFunds VP  Sub-accounts  between the  applicable  "cut-off" time and 4:00 p.m.
Transactions received after 4:00 p.m. will be treated as received by us on the next Valuation Day.

TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?
Following is a brief summary of some of the Federal tax  considerations  relating to this Annuity.  However,  since the tax laws are complex and tax  consequences are affected by your individual  circumstances,  this summary of our interpretation  of the  relevant  tax laws is not  intended  to be fully  comprehensive  nor is it  intended as tax advice.  Therefore,  you may wish to  consult a  professional  tax  advisor  for tax  advice as to your  particular situation.

HOW ARE AMERICAN SKANDIA AND THE SEPARATE ACCOUNTS TAXED?
The  Separate  Accounts  are taxed as part of  American  Skandia.  American  Skandia  is taxed as a life  insurance company  under  Part I,  subchapter  L of the Code.  No taxes are due on  interest,  dividends  and  short-term  or long-term capital gains earned by the Separate Accounts with respect to the Annuities.

IN GENERAL, HOW ARE ANNUITIES TAXED?
Section 72 of the Code  governs  the  taxation of  annuities  in  general.  Taxation of the Annuity  will depend in large part on:

1.       whether the Annuity is used by:
|X|      a qualified  pension  plan,  profit  sharing  plan or other  retirement  arrangement  that is eligible for special treatment under the Code (for purposes of this discussion, a "Qualified Contract"); or
|X|      an individual or a corporation, trust or partnership (a "Non-qualified Contract"); and

2.       whether the Owner is:
|X|      an individual person or persons; or
|X|      an entity including a corporation, trust or partnership.

Individual  Ownership:  If one or more individuals own an Annuity,  the Owner of the Annuity is generally not taxed on any  increase in the value of the  Annuity  until an amount is  received  (a  "distribution").  This is commonly referred to as "tax  deferral".  A  distribution  can be in the form of a lump sum payment  including  payment of a
Death Benefit,  or in annuity  payments under one of the annuity payment  options.  Certain other  transactions may qualify as a distribution and be subject to taxation.

Entity  Ownership:  If the Annuity is owned by an entity and is not a Qualified  Contract,  generally  the Owner of the  Annuity  must  currently  include  any  increase  in the value of the  Annuity  during a tax year in its gross income.  An  exception  from  current  taxation  applies  for  annuities  held by an  employer  with  respect  to a terminated  tax-qualified  retirement  plan, a trust holding an annuity as an agent for a natural  person,  or by a decedent's  estate by reason of the death of the  decedent.  A tax-exempt  entity for Federal tax purposes will not be subject to income tax as a result of this provision.

HOW ARE DISTRIBUTIONS TAXED?
Distributions from an Annuity are taxed as ordinary income and not as capital gains.

Distributions Before Annuitization:  Distributions  received before annuity payments begin are generally treated as coming first from "income on the contract" and then as a return of the  "investment  in the  contract".  The amount of any  distribution  that is treated as receipt of "income on the contract" is includible in the taxpayer's  gross income  and  taxable  in the year it is  received.  The  amount  of any  distribution  treated  as a return  of the
"investment in the contract" is not includible in gross income.

|X|      "Income on the contract" is calculated by  subtracting  the  taxpayer's  "investment in the contract" from the aggregate value of all "related contracts" (discussed below).
|X|      "Investment in the contract" is equal to total  purchase  payments for all "related  contracts"  minus any previous  distributions  or  portions  of such  distributions  from  such  "related  contracts"  that were not includible  in gross  income.  "Investment  in the  contract"  may be  affected  by  whether an annuity or any
     "related  contract"  was purchased as part of a tax-free  exchange of life  insurance,  endowment,  or annuity contracts  under Section 1035 of the Code. The  "investment in the contract" for a Qualified  Contract will be considered zero for tax reporting purposes.

Distributions  After  Annuitization:  A portion of each annuity payment  received on or after the Annuity Date will generally be taxable.  The taxable  portion of each annuity  payment is determined  by a formula which  establishes the ratio that the  "investment in the contract"  bears to the total value of annuity  payments to be made. This is called the  "exclusion  ratio." The  investment in the contract is excluded  from gross  income.  Any portion of an annuity  payment  received  that exceeds the  exclusion  ratio will be entirely  includible  in gross  income.  The formula for  determining  the exclusion ratio differs  between fixed and variable  annuity  payments.  When annuity payments  cease  because of the death of the  person  upon whose  life  payments  are based and,  as of the date of death,  the amount of annuity  payments  excluded from taxable  income by the  exclusion  ratio does not exceed the
"investment in the  contract,"  then the remaining  portion of unrecovered  investment is allowed as a deduction by the beneficiary in the tax year of such death.

Penalty  Tax on  Distributions:  Generally,  any  distribution  from an  annuity  not  used in  conjunction  with a
Qualified  Contract  (Qualified  Contracts are discussed  below) is subject to a penalty equal to 10% of the amount includible in gross income.  This penalty does not apply to certain distributions, including:
|X|      Distributions made on or after the taxpayer has attained age 591/2;
|X|      Distributions  made on or after the death of the contract owner, or, if the owner is an entity,  the death of the annuitant;
|X|      Distributions attributable to the taxpayer's becoming disabled;
|X|      Distributions  which are part of a series of substantially  equal periodic  payments for the life (or life expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's Beneficiary);
|X|      Distributions  of amounts  which are treated as  "investments  in the  contract"  made prior to August 14,
     1982;
|X|      Payments under an immediate annuity as defined in the Code;
|X|      Distributions under a qualified funding asset under Code Section 130(d); or
|X|      Distributions  from an annuity  purchased by an employer on the  termination  of a qualified  pension plan that is held by the employer until the employee separates from service.

Special rules  applicable to "related  contracts":  Contracts issued by the same insurer to the same contract owner within the same calendar year (other than certain  contracts owned in connection  with a  tax-qualified  retirement arrangement)  are to be treated as one annuity  contract  when  determining  the taxation of  distributions  before annuitization.  We refer to these contracts as "related  contracts." In situations  involving  related contracts we believe  that the values  under such  contracts  and the  investment  in the  contracts  will be added  together to determine the proper taxation of a distribution  from any one contract  described under the section  "Distributions before  Annuitization."  Generally,  distributions  will be treated as coming  first  from  income on the  contract until all of the income on all such related  contracts is withdrawn,  and then as a return of the investment in the contract.  There is some  uncertainty  regarding  the  manner in which the  Internal  Revenue  Service  would  view related  contracts when one or more contracts are immediate  annuities or are contracts that have been  annuitized.
The Internal  Revenue  Service has not issued  guidance  clarifying  this issue as of the date of this  Prospectus.
You are particularly cautioned to seek advice from your own tax advisor on this matter.

Special  concerns  regarding   "substantially  equal  periodic  payments":   (also  known  as  "72(t)"  or  "72(q)"
distributions)  Any  modification to a program of distributions  which are part of a series of substantially  equal periodic  payments  that occur before the later of the  taxpayer  reaching age 59 1/2or five (5) years from the first of such  payments will result in the  requirement  to pay the 10%  premature  distribution  penalty that would have been due had the  payments  been  treated  as  subject  to the 10%  premature  distribution  penalty  in the  years received,  plus  interest.  This  does not  apply  when  the  modification  is by  reason  of death or  disability.
American Skandia does not currently support a section 72(q) program.

Special concerns regarding immediate  annuities:  The Internal Revenue Service has ruled that the immediate annuity exception to the 10% penalty described above under "Penalty Tax on  Distributions"  for  "non-qualified"  immediate annuities as defined under the Code may not apply to annuity  payments under a contract  recognized as an immediate annuity  under state  insurance  law obtained  pursuant to an exchange of a contract if: (a) purchase  payments for the  exchanged  contract  were  contributed  or deemed to be  contributed  more than one year prior to the  annuity starting date under the immediate  annuity;  and (b) the annuity  payments under the immediate  annuity do not meet the requirements of any other exception to the 10% penalty.

Special  rules in relation to tax-free  exchanges  under  Section  1035:  Section 1035 of the Code permits  certain tax-free exchanges of a life insurance,  annuity or endowment  contract for an annuity.  If an annuity is purchased through a tax-free exchange of a life insurance,  annuity or endowment  contract that was purchased prior to August
14, 1982, then any distributions other than as annuity payments will be considered to come:
|X|      First,  from the amount of  "investment  in the contract" made prior to August 14, 1982 and exchanged into the annuity;
|X|      Then,  from any "income on the  contract"  that is  attributable  to the purchase  payments  made prior to
       August 14, 1982 (including income on such original purchase payments after the exchange);
|X|      Then, from any remaining "income on the contract"; and
|X|      Lastly, from the amount of any "investment in the contract" made after August 13, 1982.

Therefore,  to the extent a  distribution  is equal to or less than the  remaining  investment in the contract made prior to August 14, 1982, such amounts are not included in taxable  income.  Further,  distributions  received that are  considered to be a return of investment on the contract from purchase  payments made prior to August 14, 1982, such  distributions are not subject to the 10% tax penalty.  In all other respects,  the general  provisions of the
Code apply to distributions from annuities obtained as part of such an exchange.

Partial  surrenders  may be treated in the same way as  tax-free  1035  exchanges  of entire  contracts,  therefore avoiding  current  taxation  of any  gains  in the  contract  as well as the 10% IRS tax  penalty  on  pre-age  59 1/2 withdrawals.  The IRS has reserved the right to treat  transactions  it considers  abusive as  ineligible  for this favorable  partial 1035  exchange  treatment.  We do not know what  transactions  may be  considered  abusive.  For example,  we do not know how the IRS may view early withdrawals or annuitizations  after a partial exchange.  As of the date of this  prospectus,  we will treat a partial  surrender of this type  involving a  non-qualified  annuity contract as a "tax-free" exchange for future tax reporting  purposes,  except to the extent that we, as a reporting and  withholding  agent,  believe that we would be expected to deem the  transaction to be abusive.  However,  some insurance  companies  may not  recognize  these  partial  surrenders  as tax-free  exchanges and may report them as taxable  distributions  to the extent of any gain  distributed  as well as  subjecting  the taxable  portion of the distribution  to the 10% IRS early  distribution  penalty.  We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

There is no guidance  from the Internal  Revenue  Service as to whether a partial  exchange  from a life  insurance contract is eligible for  non-recognition  treatment  under  Section 1035 of the Code. We will continue to report a partial  surrender  of a life  insurance  policy as  subject  to current  taxation  to the  extent of any gain.  In addition,  please be cautioned  that no specific  guidance has been provided as to the impact of such a transaction for the  remaining  life  insurance  policy,  particularly  as to the  subsequent  methods  to be used to test  for compliance  under the Code for both the  definition of life  insurance and the  definition of a modified  endowment contract.

Special  Considerations for Purchasers of the Enhanced  Beneficiary  Protection  Optional Death Benefit:  As of the
date of this  Prospectus,  it is our  understanding  that the charges related to the optional Death Benefit are not subject to current  taxation and we will not report them as such.  However,  the IRS could take the  position  that these charges should be treated as partial  withdrawals  subject to current taxation to the extent of any gain and, if  applicable,  the 10% tax  penalty.  We reserve the right to report  charges for the optional  Death  Benefit as partial  withdrawals if we, as a reporting and withholding agent,  believe that we would be expected to report them as such.

WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?
An annuity may be  suitable as a funding  vehicle for various  types of  tax-qualified  retirement  plans.  We have provided  summaries  of the types of  tax-qualified  retirement  plans  with which we may issue an  Annuity.  These summaries  provide general  information  about the tax rules and are not intended to be complete  discussions.  The tax rules  regarding  qualified  plans are  complex.  These  rules may include  limitations  on  contributions  and restrictions on  distributions,  including  additional  taxation of  distributions  and additional  penalties.  The terms and conditions of the  tax-qualified  retirement plan may impose other  limitations and restrictions that are in  addition  to the  terms of the  Annuity.  The  application  of these  rules  depends  on  individual  facts and circumstances.  Before  purchasing an Annuity for use in a qualified plan, you should obtain  competent tax advice, both as to the tax treatment and  suitability  of such an  investment.  American  Skandia does not offer all of its annuities to all of these types of tax-qualified retirement plans.

Corporate Pension and  Profit-sharing  Plans:  Annuities may be used to fund employee benefits of various corporate pension and  profit-sharing  plans  established by corporate  employers  under Section 401(a) of the Code including
401(k) plans.  Contributions  to such plans are not taxable to the employee until  distributions  are made from the retirement  plan.  The  Code  imposes  limitations  on the  amount  that  may be  contributed  and  the  timing  of distributions.  The tax treatment of distributions  is subject to special  provisions of the Code, and also depends on the  design  of the  specific  retirement  plan.  There  are  also  special  requirements  as to  participation, nondiscrimination, vesting and nonforfeitability of interests.

H.R. 10 Plans:  Annuities  may also be used to fund  benefits of  retirement  plans  established  by  self-employed individuals  for  themselves  and their  employees.  These are commonly  known as "H.R. 10 Plans" or "Keogh Plans".
These plans are subject to most of the same types of limitations and requirements as retirement  plans  established by corporations.  However, the exact limitations and requirements may differ from those for corporate plans.

Tax Sheltered  Annuities:  Under Section  403(b) of the Code, a tax  sheltered  annuity  ("TSA") is a contract into which  contributions  may be made by certain  qualifying  employers such as public schools and certain  charitable, educational and scientific  organizations  specified in Section 501(c)(3) for the benefit of their employees.  Such contributions  are not taxable to the employee until  distributions  are made from the TSA. The Code imposes limits on contributions, transfers and distributions.  Nondiscrimination requirements also apply.

-------------------------------------------------------------------------------------------------------------------
Under a TSA, you may be prohibited from taking  distributions from the contract  attributable to contributions made pursuant to a salary reduction agreement unless the distribution is made:
-------------------------------------------------------------------------------------------------------------------
|X|      After the participating employee attains age 59 1/2;
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
|X|      Upon separation from service, death or disability; or
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
|X|      In the case of financial hardship (subject to restrictions).
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Section 457 Plans:  Under Section 457 of the Code,  deferred  compensation  plans  established by governmental  and certain  other  tax  exempt  employers  for their  employees  may  invest in  annuity  contracts.  The Code  limits contributions and distributions,  and imposes  eligibility  requirements as well.  Contributions are not taxable to employees  until  distributed  from the plan.  However,  plan assets  remain the  property of the  employer and are subject to the claims of the employer's  general  creditors until such assets are made available to participants or their beneficiaries.

Individual  Retirement  Programs  or "IRAs":  Section 408 of the Code allows  eligible  individuals  to maintain an individual  retirement  account or individual  retirement  annuity ("IRA").  IRAs are subject to limitations on the amount that may be contributed,  the  contributions  that may be deducted from taxable income,  the persons who may be  eligible  to  establish  an IRA and the time when  distributions  must  commence.  Further,  an Annuity  may be
established  with  "roll-over"   distributions  from  certain  tax-qualified  retirement  plans  and  maintain  the tax-deferred status of these amounts.

Roth  IRAs:  A form  of IRA is  also  available  called  a  "Roth  IRA".  Contributions  to a Roth  IRA are not tax
deductible.  However,  distributions  from a Roth IRA are free from Federal income taxes and are not subject to the
10% penalty tax if five (5) tax years have passed since the first  contribution  was made or any conversion  from a traditional  IRA was made and the  distribution  is made (a) once the  taxpayer  is age 59 1/2or older,  (b) upon the
                          ---
death or disability  of the  taxpayer,  or (c) for qualified  first-time  home buyer  expenses,  subject to certain limitations.  Distributions  from a Roth IRA that are not  "qualified" as described above may be subject to Federal income and penalty taxes.

Purchasers  of IRAs and Roth IRAs will  receive a special  disclosure  document,  which  describes  limitations  on eligibility,  contributions,  transferability  and  distributions.  It also  describes the  conditions  under which distributions  from IRAs and qualified plans may be rolled over or transferred into an IRA on a tax-deferred  basis and the conditions  under which  distributions  from traditional IRAs may be rolled over to, or the traditional IRA itself may be converted into, a Roth IRA.

SEP IRAs:  Eligible  employers  that meet  specified  criteria may establish  Simplified  Employee  Pensions or SEP
IRAs.  Employer  contributions  that may be made to  employee  SEP IRAs are  larger  than the  amounts  that may be contributed to other IRAs, and may be deductible to the employer.

HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?
Distributions  from  Qualified  Contracts are generally  taxed under Section 72 of the Code.  Under these rules,  a portion  of each  distribution  may be  excludable  from  income.  The  excludable  amount is the  proportion  of a distribution  representing  after-tax  contributions.  Generally,  a 10% penalty tax applies to the taxable portion of a  distribution  from a Qualified  Contract made prior to age 59 1/2.  However,  the 10% penalty tax does not apply when the distribution:
|X|      is part of a properly executed transfer to another IRA or another eligible qualified account;
|X|      is subsequent  to the death or  disability  of the taxpayer (for this purpose  disability is as defined in
     Section 72(m)(7) of the Code);
|X|      is part of a  series  of  substantially  equal  periodic  payments  to be paid not  less  frequently  than annually  for the  taxpayer's  life or life  expectancy  or for the joint  lives or life  expectancies  of the taxpayer and a designated beneficiary;
|X|      is subsequent to a separation from service after the taxpayer attains age 55*;
|X|      does not exceed the employee's allowable deduction in that tax year for medical care*;
|X|      is made to an alternate payee pursuant to a qualified domestic relations order*; and
|X|      is made pursuant to an IRS levy.

The exceptions  above which are followed by an asterisk (*) do not apply to IRAs.  Certain other  exceptions may be available.

Minimum  Distributions  after  age 70 1/2:  A  participant's  interest  in a  Qualified  Contract  must  generally  be distributed,  or begin to be  distributed,  by the  "required  beginning  date".  This is April 1st of the calendar year following the later of:
|X|      the calendar year in which the individual attains age 70 1/2; or
|X|      the calendar  year in which the  individual  retires from service with the employer  sponsoring  the plan.
      The retirement option is not available to IRAs.

The IRS has released  proposed  Treasury  regulations  containing  new Minimum  Distribution  rules.  Under the new rules,  the Minimum  Distribution  amount will be lower for the vast  majority  of  individuals.  The new rules are available,  at the option of the  individual,  for Minimum  Distributions  required  in the year 2001.  For Minimum
Distributions required in 2002 and beyond, the individual must utilize the new Minimum Distribution rules.

Under existing Minimum  Distribution  rules,  the  participant's  entire interest must be distributed  beginning no later than the  required  beginning  date over a period  which may not extend  beyond a maximum of the life or life expectancy of the participant (or the life  expectancies  of the owner and a designated  beneficiary).  Each annual distribution  must equal or exceed a "minimum  distribution  amount"  which is  determined  by dividing the account value by the  applicable  life  expectancy  or pursuant to an annuity  payout.  If the account  balance is used, it generally  is based upon the Account  Value as of the close of business  on the last day of the  previous  calendar year.

If the  participant  dies before  reaching his or her "required  beginning  date",  his or her entire interest must generally  be  distributed  within  five (5)  years of death.  However,  this  rule  will be  deemed  satisfied  if distributions  begin before the close of the calendar year following  death to a designated  beneficiary (or over a period not extending  beyond the life  expectancy  of the  beneficiary).  If the  Beneficiary  is the  individual's surviving  spouse,  distributions  may be  delayed  until  the  deceased  owner  would  have  attained  age 701/2. A surviving  spouse  would  also  have  the  option  to  assume  the IRA as his or her  own if he or she is the  sole designated  beneficiary.  If a  participant  dies  after  reaching  his or her  required  beginning  date or  after distributions  have  commenced,  the  individual's  interest must  generally be  distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

If the amount  distributed is less than the minimum required  distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

Under the new Minimum  Distribution  rules, a uniform life  expectancy  table will be utilized by all  participants except those with a spouse who is more than ten (10) years  younger  than the  participant.  In that case,  the new rules  permit the  participant  to utilize the actual  life  expectancies  of the  participant  and the spouse.  In addition,  the  designated  beneficiary  under  the new  rules  is not  determined  until  December  31 of the year following  the  year of the  participant's  death.  In most  cases,  the  beneficiary  may be  changed  during  the participant's  lifetime with no affect on the Minimum  Distributions.  At death,  the  designated  Beneficiary  may take  Minimum  Distributions  over  his/her  life  expectancy  or in a lump sum.  In the  absence  of a  designated beneficiary, the beneficiary may take a lump sum or distributions over five (5) years.

It is  important  to note that the new Minimum  Distribution  rules may not apply to certain  qualified  retirement plans (at this time), but currently generally apply to IRA's and 403(b)'s.

GENERAL TAX CONSIDERATIONS

Diversification:  Section 817(h) of the Code provides that a variable annuity  contract,  in order to qualify as an annuity,  must have an "adequately  diversified"  segregated asset account (including  investments in a mutual fund by the segregated asset account of insurance  companies).  If the  diversification  requirements under the Code are not met and the  annuity is not  treated as an annuity,  the  taxpayer  will be subject to income tax on the annual gain in the  contract.  The Treasury  Department's  regulations  prescribe  the  diversification  requirements  for variable  annuity  contracts.  We believe the  underlying  mutual fund  portfolios  should comply with the terms of these regulations.

Transfers  Between  Investment  Options:  Transfers  between  investment  options are not subject to taxation.  The
Treasury  Department may  promulgate  guidelines  under which a variable  annuity will not be treated as an annuity for tax purposes if persons with  ownership  rights have excessive  control over the  investments  underlying  such variable  annuity.  Such  guidelines  may or may not  address  the  number of  investment  options or the number of transfers between  investment  options offered under a variable  annuity.  It is not known whether such guidelines, if in fact  promulgated,  would have retroactive  effect. It is also not known what effect, if any, such guidelines may have on transfers  between the investment  options of the Annuity offered pursuant to this Prospectus.  We will take any  action,  including  modifications  to your  Annuity or the  Sub-accounts,  required  to comply  with such guidelines if promulgated.

Federal  Income Tax  Withholding:  Section 3405 of the Code  provides  for Federal  income tax  withholding  on the portion of a  distribution  which is  includible  in the gross  income of the  recipient.  Amounts  to be  withheld depend upon the nature of the  distribution.  However,  under most  circumstances a recipient may elect not to have income taxes withheld or have income taxes  withheld at a different  rate by filing a completed  election form with
us.

Certain  distributions,  known as  eligible  rollover  distributions,  from  Qualified  Contracts,  are  subject to automatic  20%  withholding  for Federal  income  taxes.  The  following  distributions  are not eligible  rollover distributions and not subject to 20% withholding::
|X|      any portion of a distribution paid as Minimum Distributions;
|X|      direct transfers to the trustee of another retirement plan;
|X|      distributions from an individual retirement account or individual retirement annuity;
|X|      distributions  made as  substantially  equal  periodic  payments  for the life or life  expectancy  of the participant  in the  retirement  plan or the  life  or life  expectancy  of  such  participant  and his or her designated beneficiary under such plan;
|X|      distributions  that are part of a series of  substantial  periodic  payments  pursuant to Section 72(q) or
     72(t) of the Code; and
|X|      certain other distributions where automatic 20% withholding may not apply.

Loans,  Assignments and Pledges:  Any amount  received  directly or indirectly as a loan from, or any assignment or pledge  of any  portion  of the  value  of, an  annuity  before  annuity  payments  have  begun  are  treated  as a distribution  subject  to  taxation  under the  distribution  rules set forth  above.  Any gain in an annuity on or after the  assignment  or pledge of an entire  annuity  and while such  assignment  or pledge  remains in effect is treated as "income  on the  contract"  in the year in which it is earned.  For  annuities  not issued as  Qualified
Contracts,  the cost basis of the annuity is  increased by the amount of any  assignment  or pledge  includible  in gross  income.  The cost basis is not affected by any  repayment of any loan for which the annuity is collateral or by payment of any interest thereon.

Gifts:  The gift of an annuity to someone  other  than the  spouse of the owner (or  former  spouse  incident  to a divorce) is treated, for income tax purposes, as a distribution.

Estate and Gift Tax  Considerations:  You should obtain  competent tax advice with respect to possible  federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

Generation-Skipping  Transfers:  Under  the  Code  certain  taxes  may be due  when  all or part of an  annuity  is transferred  to, or a death benefit is paid to, an  individual  two or more  generations  younger than the contract holder.  These  generation-skipping  transfers  generally  include  those  subject  to  federal  estate or gift tax rules.  There is an  aggregate  $1 million  exemption  from taxes for all such  transfers.  We may be  required  to determine  whether a transaction  is a direct skip as defined in the Code and the amount of the  resulting  tax. We will  deduct from your  Annuity or from any  applicable  payment  treated as a direct skip any amount of tax we are required to pay.

Considerations  for  Contingent  Annuitants:  There may be  adverse  tax  consequences  if a  contingent  annuitant succeeds an annuitant  when the Annuity is owned by a trust that is neither tax exempt nor  qualifies for preferred treatment under certain sections of the Code. In general,  the Code is designed to prevent  indefinite  deferral of tax.  Continuing  the  benefit of tax  deferral  by naming one or more  contingent  annuitants  when the Annuity is owned by a  non-qualified  trust might be deemed an attempt to extend the tax  deferral for an  indefinite  period.
Therefore,  adverse tax treatment may depend on the terms of the trust,  who is named as contingent  annuitant,  as well as the  particular  facts and  circumstances.  You should  consult your tax advisor before naming a contingent annuitant if you expect to use an Annuity in such a fashion.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any  statements  and reports  required by applicable law or regulation to you at your last known address of record.  You should  therefore  give us prompt notice of any address  change.  We reserve the right,  to the extent permitted  by law  and  subject  to  your  prior  consent,  to  provide  any  prospectus,  prospectus  supplements, confirmations,  statements  and reports  required  by  applicable  law or  regulation  to you through our  Internet
Website at  http://www.americanskandia.com  or any other electronic means,  including diskettes or CD ROMs. We send a  confirmation  statement  to you  each  time a  transaction  is made  affecting  Account  Value,  such as  making additional Purchase Payments,  transfers,  exchanges or withdrawals.  We also send quarterly  statements  detailing the activity  affecting your Annuity during the calendar quarter.  You may request additional  reports.  We reserve the right to charge up to $50 for each such  additional  report.  Instead of  immediately  confirming  transactions made pursuant to some type of periodic  transfer  program (such as a dollar cost  averaging  program) or a periodic
Purchase Payment program,  such as a salary reduction  arrangement,  we may confirm such  transactions in quarterly statements.  You should review the information in these statements carefully.

All errors or corrections  must be reported to us at our Office as soon as possible to assure proper  accounting to your Annuity. For transactions that are confirmed  immediately,  we assume all transactions are accurate unless you notify us otherwise  within 10 days from the date you receive the  confirmation.  For  transactions  that are first confirmed on the quarterly  statement,  we assume all transactions are accurate unless you notify us within 10 days from the date you  receive  the  quarterly  statement.  All  transactions  confirmed  immediately  or by  quarterly statement  are deemed  conclusive  after the  applicable  10-day  period.  We may also send an annual  report and a semi-annual report containing  applicable financial  statements for the Separate Account and the Portfolios,  as of
December  31 and June 30,  respectively,  to Owners or,  with your prior  consent,  make such  documents  available electronically through our Internet Website or other electronic means.

WHO IS AMERICAN SKANDIA?
American Skandia Life Assurance  Corporation  ("American  Skandia") is a stock life insurance  company domiciled in
Connecticut  with  licenses  in all 50 states and the  District of  Columbia.  American  Skandia is a  wholly-owned subsidiary  of  American  Skandia,  Inc.,  whose  ultimate  parent is Skandia  Insurance  Company  Ltd.,  a Swedish company.  American  Skandia  markets its products to  broker-dealers  and  financial  planners  through an internal field  marketing  staff.  In  addition,  American  Skandia  markets  through  and  in  conjunction  with  financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.

American  Skandia is in the business of issuing variable  annuity and variable life insurance  contracts.  American
Skandia currently offers the following  products:  (a) flexible premium deferred annuities and single premium fixed deferred  annuities  that are  registered  with the SEC; (b) certain other fixed  deferred  annuities  that are not registered with the SEC; (c) certain group variable  annuities that are exempt from  registration with the SEC that serve as funding  vehicles for various types of qualified  pension and profit sharing  plans;  (d) a single premium variable life insurance  policy that is registered with the SEC; and (e) a flexible  premium life insurance  policy that is  registered  with the SEC.  No company  other than  American  Skandia has any legal  responsibility  to pay amounts that it owes under its variable annuity and variable life insurance contracts.

WHAT ARE SEPARATE ACCOUNTS?
The separate  accounts are where American  Skandia sets aside and invests the assets of some of our  Annuities.  In the  accumulation  period,  assets  supporting  Account  Values  of the  Annuities  are held in  separate  accounts established  under  the  laws of the  State of  Connecticut.  We are the  legal  owner of  assets  in the  separate accounts.  In the payout phase,  assets  supporting fixed annuity  payments and any adjustable  annuity payments we make available are held in our general  account.  Income,  gains and losses from assets allocated to these separate accounts are credited to or charged  against each such separate  account  without regard to other income,  gains or losses of  American  Skandia or of any other of our  separate  accounts.  These  assets  may only be  charged  with liabilities  which arise from the Annuities  issued by American  Skandia.  The amount of our obligation in relation to allocations to the  Sub-accounts  is based on the investment  performance  of such  Sub-accounts.  However,  the obligations themselves are our general corporate obligations.

Separate Account B
During the accumulation  period, the assets supporting  obligations based on allocations to the variable investment options are held in Class 1 Sub-accounts of American  Skandia Life Assurance  Corporation  Variable Account B, also referred to as  "Separate  Account B".  Separate  Account B consists  of  multiple  Sub-accounts.  The name of each
Sub-account generally  corresponds to the name of the underlying  Portfolio.  Separate Account B was established by us pursuant to Connecticut  law.  Separate  Account B also holds assets of other annuities issued by us with values and benefits that vary according to the  investment  performance of Separate  Account B. The  Sub-accounts  of this
Annuity are all Class 1 Sub-accounts of Separate  Account B. Each class of  Sub-accounts in Separate  Account B has a different  level of charges  assessed  against such  Sub-accounts.  You will find  additional  information  about these underlying mutual funds and portfolios in the prospectuses for such funds.

Separate Account B is registered with the SEC under the Investment  Company Act of 1940 ("Investment  Company Act")
as a unit  investment  trust,  which  is a type of  investment  company.  The SEC  does  not  supervise  investment policies,  management  or practices of Separate  Account B. Each  Sub-account  invests only in a single mutual fund or mutual fund portfolio.

We  reserve  the  right  to  make  changes  to  the  Sub-accounts  available  under  the  Annuity  as we  determine appropriate.  We may  offer  new  Sub-accounts,  eliminate  Sub-accounts,  or  combine  Sub-accounts  at  our  sole discretion.  We may also close  Sub-accounts  to  additional  Purchase  Payments on existing  Annuity  contracts or close  Sub-accounts  for Annuities  purchased on or after  specified  dates.  We may also  substitute an underlying mutual fund or  portfolio  of an  underlying  mutual fund for another  underlying  mutual fund or  portfolio  of an underlying  mutual fund,  subject to our receipt of any  exemptive  relief that we are required to obtain under the
Investment  Company Act of 1940. We will notify Owners of changes we make to the  Sub-accounts  available under the
Annuity.

Values and benefits  based on  allocations to the  Sub-accounts  will vary with the  investment  performance of the underlying  mutual funds or fund  portfolios,  as  applicable.  We do not guarantee the  investment  results of any
Sub-account.  Your Account  Value  allocated  to the  Sub-accounts  may  increase or decrease.  You bear the entire investment  risk.  There is no assurance  that the Account  Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.

Separate Account D
During the accumulation  period,  assets supporting our obligations based on Fixed Allocations are held in American
Skandia Life Assurance  Corporation  Separate  Account D, also referred to as Separate  Account D. Such obligations are  based on the  fixed  interest  rates we credit to Fixed  Allocations  and the  terms of the  Annuities.  These obligations do not depend on the investment  performance  of the assets in Separate  Account D. Separate  Account D was established by us pursuant to Connecticut law.

There are no units in  Separate  Account  D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An
Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the investment  gain or loss on assets  maintained  in Separate  Account D. Such gain or loss accrues  solely to us. We retain  the risk that the  value of the  assets  in  Separate  Account  D may drop  below  the  reserves  and other liabilities  we must  maintain.  Should the value of the assets in  Separate  Account D drop below the  reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets, we will transfer assets from our general  account to  Separate  Account D to make up the  difference.  We have the right to transfer to our general  account any assets of Separate  Account D in excess of such  reserves and other  liabilities.  We maintain assets in Separate Account D supporting a number of annuities we offer.

We currently  employ  investment  managers to manage the assets  maintained in Separate  Account D. Each manager we employ is responsible  for investment  management of a different  portion of Separate  Account D. From time to time additional  investment  managers may be employed or investment  managers may cease being employed.  We are under no obligation to employ or continue to employ any investment  manager(s) and have sole  discretion over the investment managers we retain.

We are not  obligated  to invest  according  to  specific  guidelines  or  strategies  except as may be required by
Connecticut and other state insurance laws.

WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?
Each  underlying  mutual fund is  registered as an open-end  management  investment  company  under the  Investment
Company Act.  Shares of the  underlying  mutual fund  portfolios  are sold to separate  accounts of life  insurance companies  offering  variable  annuity and variable life insurance  products.  The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights
We are the legal owner of the shares of the  underlying  mutual funds in which the  Sub-accounts  invest.  However, under SEC rules,  you have  voting  rights in relation  to Account  Value  maintained  in the  Sub-accounts.  If an underlying  mutual fund portfolio  requests a vote of shareholders,  we will vote our shares in the manner directed by Owners with Account Value  allocated to that  Sub-account.  Owners have the right to vote an amount equal to the number of shares  attributable  to their  contracts.  If we do not  receive  voting  instructions  in  relation  to certain  shares,  we will vote  those  shares in the same  manner  and  proportion  as the shares for which we have received  instructions.  We will furnish  those  Owners who have Account  Value  allocated to a  Sub-account  whose underlying  mutual fund  portfolio  has requested a "proxy" vote with proxy  materials  and the necessary  forms to provide us with their voting  instructions.  Generally,  you will be asked to provide  instructions  for us to vote on matters such as changes in a fundamental  investment strategy,  adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

American  Skandia Trust (the "Trust") has obtained an exemption from the Securities  and Exchange  Commission  that permits its investment adviser, American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval by the Board of Trustees of the Trust, to change  sub-advisors  for a Portfolio and to enter into new  sub-advisory agreements,  without  obtaining  shareholder  approval  of  the  changes.  This  exemption  (which  is  similar  to exemptions  granted to other investment  companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient  supervision and management of the  sub-advisors  by ASISI and the Trustees.  The Trust is required,  under the terms of the exemption,  to provide  certain  information to  shareholders  following these types of changes.

Material Conflicts
It is possible  that  differences  may occur  between  companies  that offer  shares of an  underlying  mutual fund portfolio to their  respective  separate  accounts  issuing  variable  annuities  and/or  variable  life  insurance products.  Differences may also occur  surrounding the offering of an underlying  mutual fund portfolio to variable life  insurance  policies  and  variable  annuity  contracts  that we offer.  Under  certain  circumstances,  these differences  could be considered  "material  conflicts,"  in which case we would take  necessary  action to protect persons with voting  rights under our variable  annuity  contracts  and variable life  insurance  policies  against persons  with  voting  rights  under  other  insurance  companies'  variable  insurance  products.  If a  "material conflict" were to arise between owners of variable  annuity  contracts and variable life insurance  policies issued by us we would take  necessary  action to treat  such  persons  equitably  in  resolving  the  conflict.  "Material conflicts"  could arise due to  differences  in voting  instructions  between owners of variable life insurance and variable annuity contracts of the same or different companies.  We monitor any potential conflicts that may exist.

Service Fees Payable by Underlying Funds
American  Skandia or our affiliates  have entered into  agreements  with the  investment  adviser or distributor of many of the underlying Portfolios.  Under the terms of these agreements,  American Skandia provides  administrative and support  services to the  Portfolios  for which a fee is paid that is generally  based on a  percentage  of the average  assets  allocated to the  Portfolios  under the Annuity.  Any fees  payable  will be  consistent  with the services  rendered or the expected cost savings  resulting from the arrangement.  These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?
American Skandia  Marketing,  Incorporated  ("ASM"),  a wholly-owned  subsidiary of American Skandia,  Inc., is the distributor  and  principal  underwriter  of the  securities  offered  through  this  prospectus.  ASM  acts as the distributor  of a number of annuity  and life  insurance  products  we offer and both  American  Skandia  Trust and
American  Skandia  Advisor  Funds,  Inc.,  a  family  of  retail  mutual  funds.  ASM also  acts as an  introducing broker-dealer  through which it receives a portion of brokerage  commissions in connection with purchases and sales of  securities  held by portfolios of American  Skandia  Trust which are offered as underlying  investment  options under the Annuity.

ASM's  principal  business  address is One  Corporate  Drive,  Shelton,  Connecticut  06484.  ASM is  registered as broker-dealer  under  the  Securities  Exchange  Act of 1934  ("Exchange  Act")  and is a  member  of the  National
Association of Securities Dealers, Inc. ("NASD").

The  Annuity  is  offered  on a  continuous  basis.  ASM  enters  into  distribution  agreements  with  independent broker-dealers  who are  registered  under the  Exchange Act and with  entities  that may offer the Annuity but are exempt from  registration.  Applications  for the Annuity are  solicited  by  registered  representatives  of those firms.  Such  representatives  will also be our appointed  insurance agents under state insurance law. In addition,
ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to  firms  on  sales  of the  Annuity  according  to one or more  schedules.  The  individual representative  will receive a portion of the  compensation,  depending  on the practice of the firm.  Compensation is generally  based on a percentage of Purchase  Payments made, up to a maximum of 7.0%.  Alternative  compensation schedules are available that provide a lower initial  commission plus ongoing annual  compensation  based on all or a portion of Account Value. We may also provide  compensation  for providing  ongoing service to you in relation to the Annuity.  Commissions  and other  compensation  paid in relation to the Annuity do not result in any additional charge to you or to the Separate  Account.  No  compensation  is payable on Annuities  purchased by a member of the designated class of Owners (see "Credits Applied to Purchase Payments for Designated Class of Annuity Owner").

In addition,  firms may receive separate  compensation or reimbursement for, among other things,  training of sales personnel,  marketing  or  other  services  they  provide  to us or  our  affiliates.  We or  ASM  may  enter  into compensation  arrangements  with certain firms.  These  arrangements will not be offered to all firms and the terms of such  arrangements  may  differ  between  firms.  Any such  compensation  will be paid by us or ASM and will not result in any  additional  charge to you.  To the  extent  permitted  by NASD rules and other  applicable  laws and regulations,  ASM may  pay or  allow  other  promotional  incentives  or  payments  in the  form  of cash or  other compensation.

Advertising:  We may advertise certain  information  regarding the performance of the investment  options.  Details on how we  calculate  performance  for the  Sub-accounts  are found in the  Statement  of  Additional  Information, including  how we account for  Credits in these  performance  measures.  This  information  may help you review the performance of the investment  options and provide a basis for comparison with other  annuities.  This  information also may be less useful when comparing the  performance of the investment  options with other savings or investment vehicles.  Such other  investments  may not provide some of the benefits of  annuities,  or may not be designed for long-term  investment  purposes.  Additionally other savings or investment  vehicles may not receive the beneficial tax treatment given to annuities under the Code.

We may  advertise  the  performance  of the  underlying  mutual  fund  portfolios  in the  form of  "Standard"  and
"Non-standard"  Total Returns.  "Standard Total Return" figures assume a hypothetical  initial investment of $1,000 allocated  to a  Sub-account  during the most recent one,  five and ten year periods (or since the  inception  date that the Portfolio has been offered as a Sub-account,  if less).  "Standard  Total Return"  figures assume that the
Insurance  Charge and the Annual  Maintenance  Fee are deducted and that the Annuity is  surrendered  at the end of the applicable  period,  meaning that any Contingent  Deferred Sales Charge that would apply upon surrender is also deducted.  "Standard  Total  Return"  figures  do not take into  consideration  any  Credits.  "Non-standard  Total
Return"  figures  include any  performance  figures  that do not meet the SEC's rules for Standard  Total  Returns.
"Non-standard  Total  Return"  figures may be used that do not reflect all fees and charges.  In  particular,  they may assume no redemption at the end of the  applicable  period so that the  Contingent  Deferred  Sales Charge does not apply.  "Non-standard Total Return" figures may assume Credits of 1.5%, 4.0% or 5.0%,  respectively,  depending on the cumulative  amount of Purchase  Payments being  illustrated.  The amount of credits  illustrated may be more or less than the  Credits  applicable  to your  Annuity  (see  "What  are  Credits  and how do I  Receive  Them?").
Non-standard  Total Returns are calculated in the same manner as standardized  returns.  Standard and  Non-standard
Total returns will not reflect  charges that apply to either  Optional  Death Benefit.  Non-standard  Total Returns must be accompanied by Standard Total Returns.

Some of the underlying  mutual fund portfolios  existed prior to the inception of these  Sub-accounts.  Performance quoted in advertising  regarding such  Sub-accounts may indicate periods during which the Sub-accounts have been in existence but prior to the initial  offering of the Annuities,  or periods during which the underlying  mutual fund portfolios have been in existence,  but the  Sub-accounts  have not. Such  hypothetical  historical  performance is calculated  using  the  same  assumptions  employed  in  calculating  actual  performance  since  inception  of the
Sub-accounts.  Hypothetical  historical  performance  of  the  underlying  mutual  fund  portfolios  prior  to  the existence of the Sub-accounts may only be presented as Non-Standard Total Returns.

Performance  information  on the  Sub-accounts  is  based on past  performance  only  and is not an  indication  or representation  of future  performance.  Performance of the  Sub-accounts  is not fixed.  Actual  performance  will depend on the type,  quality and, for some of the  Sub-accounts,  the  maturities  of the  investments  held by the underlying  mutual funds or portfolios  and upon  prevailing  market  conditions and the response of the underlying mutual  funds  to such  conditions.  Actual  performance  will  also  depend  on  changes  in the  expenses  of the underlying  mutual funds or portfolios.  Such changes are reflected,  in turn, in the Sub-accounts  which invest in such underlying  mutual fund or portfolio.  In addition,  the amount of charges  assessed  against each Sub-account will affect performance.

The information we may advertise  regarding the Fixed  Allocations  may include the then current  interest rates we are  crediting to new Fixed  Allocations.  Information  on current  rates will be as of the date  specified in such advertisement.  Rates will be included in  advertisements  to the extent  permitted  by law.  Given that the actual rates  applicable  to any Fixed  Allocation  are as of the date of any such  Fixed  Allocation's  Guarantee  Period begins, the rate credited to a Fixed Allocation may be more or less than those quoted in an advertisement.

Advertisements  we distribute may also compare the  performance  of our  Sub-accounts  with: (a) certain  unmanaged market  indices,  including  but not limited to the Dow Jones  Industrial  Average,  the Standard & Poor's 500, the
NASDAQ 100, the Shearson Lehman Bond Index, the Frank Russell  non-U.S.  Universal Mean, the Morgan Stanley Capital
International Index of Europe,  Asia and Far East Funds, and the Morgan Stanley Capital  International World Index;
and/or (b) other  management  investment  companies  with  investment  objectives  similar  to the  mutual  fund or portfolio  underlying  the  Sub-accounts  being  compared.  This may include the  performance  ranking  assigned by various  publications,  including but not limited to the Wall Street Journal,  Forbes,  Fortune,  Money,  Barron's,
Business Week, USA Today and statistical  services,  including but not limited to Lipper Analytical Services Mutual
Funds  Survey,  Lipper  Annuity  and Closed End Survey,  the  Variable  Annuity  Research  Data  Survey,  SEI,  the
Morningstar Mutual Fund Sourcebook and the Morningstar Variable Annuity/Life Sourcebook.

American  Skandia Life Assurance  Corporation  may advertise its rankings  and/or ratings by independent  financial ratings  services.  Such rankings may help you in  evaluating  our ability to meet our  obligations  in relation to
Fixed  Allocations,  pay minimum death benefits,  pay annuity payments or administer  Annuities.  Such rankings and ratings do not reflect or relate to the performance of Separate Account B.

AVAILABLE INFORMATION
A Statement of Additional  Information is available from us without  charge upon your request.  This  Prospectus is part of the  registration  statement we filed with the SEC regarding  this offering.  Additional  information on us and this offering is available in those  registration  statements and the exhibits  thereto.  You may obtain copies of these  materials  at the  prescribed  rates from the SEC's  Public  Reference  Section,  450 Fifth  Street N.W.,
Washington,  D.C.,  20549.  You may inspect and copy those  registration  statements  and  exhibits  thereto at the
SEC's public  reference  facilities at the above address,  Room 1024, and at the SEC's  Regional  Offices,  7 World
Trade Center,  New York, NY, and the Everett McKinley Dirksen  Building,  219 South Dearborn Street,  Chicago,  IL.
These documents,  as well as documents  incorporated by reference,  may also be obtained through the SEC's Internet
Website  (http://www.sec.gov)  for  this  registration  statement  as  well  as for  other  registrants  that  file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
To the  extent  and only to the  extent  that any  statement  in a document  incorporated  by  reference  into this
Prospectus  is  modified or  superseded  by a statement  in this  Prospectus  or in a  later-filed  document,  such statement is hereby deemed so modified or  superseded  and not part of this  Prospectus.  The Annual Report on Form
10-K for the year ended  December 31, 2000  previously  filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus.

We will  furnish  you  without  charge a copy of any or all of the  documents  incorporated  by  reference  in this
Prospectus,  including any exhibits to such documents which have been  specifically  incorporated by reference.  We will do so upon receipt of your written or oral request.

HOW TO CONTACT US
You can contact us by:
|X|      calling our Customer  Service Team at  1-800-752-6342  during our normal business hours,  8:30 a.m. EST to
       8:00 p.m.  EST,  Monday  through  Friday,  or  Skandia's  Telephone  Automated  Response  System  (STARS) at
       1-800-766-4530.
|X|      writing to us via regular  mail at  American  Skandia - Variable  Annuities,  P.O.  Box 7040,  Bridgeport,
       Connecticut  06601-7040  OR for express mail American  Skandia - Variable  Annuities,  One Corporate  Drive,
       Shelton,  Connecticut  06484.  NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
|X|      sending   an   email   to    customerservice@skandia.com    or   visiting   our   Internet    Website   at
       www.americanskandia.com
|X|      accessing information about your Annuity through our Internet Website at www.americanskandia.com

You  can  obtain  account  information  through  Skandia's  Telephone  Automated  Response  System  (STARS)  and at
www.americanskandia.com,  our Internet  Website.  Our Customer  Service  representatives  are also available during business hours to provide you with information  about your account.  You can request certain  transactions  through our telephone voice response system,  our Internet Website or through a customer  service  representative.  You can provide  authorization for a third party,  including your  attorney-in-fact  acting pursuant to a power of attorney or an  investment  professional,  to access your  account  information  and perform  certain  transactions  on your account.  You will need to complete a form  provided by us which  identifies  those  transactions  that you wish to authorize via telephonic  and electronic  means and whether you wish to authorize a third party to perform any such transactions.  We  require  that  you or  your  representative  provide  proper  identification  before  performing transactions  over the  telephone  or through our  Internet  Website.  This may  include a Personal  Identification
Number  (PIN) that will be  provided  to you upon issue of your  Annuity or you may  establish  or change  your PIN through  STARS and at  www.americanskandia.com,  our  Internet  Website.  Any third  party  that you  authorize  to perform financial transactions on your account will be assigned a PIN for your account.

Transactions  requested  via telephone are  recorded.  To the extent  permitted by law, we will not be  responsible for any claims,  loss,  liability  or expense in  connection  with a  transaction  requested  by telephone or other electronic means if we acted on such transaction  instructions  after following  reasonable  procedures to identify those persons  authorized to perform  transactions on your Annuity using  verification  methods which may include a request for your Social  Security  number,  PIN or other form of  electronic  identification.  We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

American Skandia does not guarantee access to telephonic,  facsimile,  Internet or any other electronic information or that we will be able to accept  transaction  instructions  via such means at all times.  Regular  and/or express mail will be the only means by which we will accept transaction instructions when telephonic,  facsimile,  Internet or any other  electronic means are unavailable or delayed.  American Skandia reserves the right to limit,  restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

INDEMNIFICATION
Insofar as indemnification  for liabilities  arising under the Securities Act of 1933 (the "Securities Act") may be
permitted to directors,  officers or persons controlling the registrant pursuant to the foregoing  provisions,  the registrant  has been  informed  that in the opinion of the SEC such  indemnification  is against  public  policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS
As of the date of this  Prospectus,  neither we nor ASM were  involved in any  litigation  outside of the  ordinary course of business, and know of no material claims.

EXECUTIVE OFFICERS AND DIRECTORS
Our executive officers,  directors and certain significant  employees,  their ages, positions with us and principal occupations  are indicated  below.  The  immediately  preceding work  experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation
---                                                           --------------------------                        --------------------

Patricia J. Abram                                             Senior Vice President                           Senior Vice President:
49                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms. Abram joined us in 1998. She previously  held the position of Senior Vice President,  Chief  Marketing  Officer
with Mutual Service Corporation.  Ms. Abram was employed there since 1982.

Lori Allen                                                    Vice President                                         Vice President:
31                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Robert M. Arena                                               Vice President                                         Vice President:
32                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Gordon C. Boronow                                             Deputy Chief Executive Officer         Deputy Chief Executive Officer:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert W. Brinkman                                            Senior Vice President                           Senior Vice President:
36                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Carl Cavaliere                                                Vice President                                         Vice President:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Cavaliere  joined us in 1998.  He  previously  held the position of Director of  Operations  with Aetna,  Inc.
since 1989.

Lucinda C. Ciccarello                                         Vice President                                         Vice President:
42                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Ciccarello  joined us in 1997. She previously  held the position of Assistant Vice President with Phoenix Duff
& Phelps since 1984.

Lincoln R. Collins                                            Senior Vice President                           Senior Vice President:
40                                                            Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Tim Cronin                                                    Vice President                                         Vice President:
35                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Cronin  joined us in 1998. He previously  held the position of  Manager/Client  Investor with Columbia  Circle
Investors since 1995.

Harold Darak                                                  Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Darak joined us in 1999. He previously  held the position of  Consultant/Senior  Manager with Deloitte & Touche since  1998 and the  positions  of Second  Vice  President  with The  Guardian  since 1996 and The  Travelers  from
October, 1982 until December, 1995.

Wade A. Dokken                                                President and Chief Executive Officer                    President and
41                                                                                                          Chief Executive Officer:
                                                                                                              American Skandia, Inc.

Elaine C. Forsyth                                             Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Lisa Foote                                                    Vice President                                         Vice President:
43                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Foote  joined  us in  2001.  She  previously  held the  positions  of Vice  President  with  Gateway  Computer
Corporation from January 2000 until August 2000;  Director,  AmericaOne  Operations with Capital one from July 1998 until  December  1999;  and Senior Vice  President  with  Recovery  Retailer  Financial  Services (a division of GE
Capital) from December 1994 until July 1998.

Larisa Gromyko                                                Director, Insurance Compliance         Director, Insurance Compliance:
54                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Maureen Gulick                                                Director, Business Operations           Director, Business Operations:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

N. David Kuperstock                                           Vice President                                         Vice President:
49                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert K. Leach                                               Vice President and                                     Vice President,
46                                                            Chief Actuary                                           Chief Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Robert K. Leach joined us in 2000.  He previously  was employed in the U.S.  Retirement  Products and Services
Division of Sun Life of Canada and held the position of Vice President, Finance and Product.

Thomas M. Mazzaferro                                          Executive Vice President,                    Executive Vice President,
48                                                            Treasurer , Corporate Controller,      Treasurer, Corporate Controller
                                                              and Chief Financial Officer               and Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Michael A. Murray                                             Senior Vice President                           Senior Vice President:
32                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Polly Rae                                                     Vice President                                         Vice President:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Rebecca Ray                                                   Vice President                                  Senior Vice President:
45                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Ms. Ray joined us in 1999. She previously  held the position of First Vice  President  with  Prudential  Securities since 1997 and Vice President with Merrill Lynch since 1995.

Rodney D. Runestad                                            Vice President                                         Vice President:
51                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Hayward L. Sawyer                                             Senior Vice President                           Senior Vice President:
56                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Lisa Shambelan                                                Vice President                                         Vice President:
35                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Karen Stockla                                                 Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Stockla  joined us in 1998.  She  previously  held the  position  of  Manager,  Application  Development  with
Citizens  Utilities  Company since 1996 and HRIS Tech Support  Representative  with Yale New Haven  Hospital  since
1993.

William H. Strong                                             Vice President                                         Vice President:
57                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Strong joined us in 1997. He previously  held the position of Vice  President with American  Financial  Systems from June 1994 to October  1997 and various  actuarial  positions  with  Connecticut  Mutual Life from June 1965 to
June 1994.

Guy Sullivan                                                  Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Sullivan  joined us in 2000. He previously  held the positions of Managing  Director,  Wholesale  Distribution with  Allmerica  Financial  Services  since 1999 and Managing  Director and Member of the Executive  Committee with
Putnam Investments since 1995.

Leslie S. Sutherland                                          Vice President                                         Vice President:
47                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Amanda C. Sutyak                                              Vice President                                         Vice President:
43                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mary Toumpas                                                  Vice President                                      Vice President and
49                                                                                                              Compliance Director:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Toumpas  joined  us in 1997.  She  previously  held the  position  of  Assistant  Vice  President  with  Chubb
Life/Chubb Securities since 1973.

Bayard F. Tracy                                               Senior Vice President and                       Senior Vice President:
53                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Kirk Wickman                                                  Senior Vice President and                    Senior Vice President and
                                                              General Counsel                                       General Counsel:
44                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Wickman joined us in 2001. He previously  held the position of Senior Vice President and General  Counsel with
Aetna Financial Services since 1992.

Brett M. Winson                                               Senior Vice President                           Senior Vice President:
45                                                                                                            American Skandia, Inc.

Mr.  Winson  joined us in 1998. He previously  held the position of Senior Vice  President  with Sakura Bank,  Ltd.
since 1990.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:

General Information about American Skandia
|X|      American Skandia Life Assurance Corporation
|X|      American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)
|X|      American Skandia Life Assurance Corporation Separate Account D

Principal Underwriter/Distributor - American Skandia Marketing, Incorporated

How Performance Data is Calculated
|X|      Current and Effective Yield
|X|      Total Return

How the Unit Price is Determined

Additional Information on Fixed Allocations
|X|      How We Calculate the Market Value Adjustment

General Information
|X|      Voting Rights
|X|      Modification
|X|      Deferral of Transactions
|X|      Misstatement of Age or Sex
|X|      Ending the Offer

Annuitization

Independent Auditors

Legal Experts

Financial Statements
|X|      Appendix A - American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)

                             APPENDIX A - FINANCIAL INFORMATION ABOUT AMERICAN SKANDIA

                                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                            (TO BE FILED BY AMENDMENT)

SELECTED FINANCIAL DATA

The following table summarizes information with respect to the operations of the Company:

(in thousands)                                                            For the Year Ended December 31,
                                                         2000           1999           1998            1997           1996
                                                         ----           ----           ----            ----           ----
STATEMENT OF OPERATIONS DATA
----------------------------

Revenues:
Annuity and life insurance charges and fees*         $             $     289,989   $              $     121,158   $     69,780
                                                     424,578                       186,211
Fee income                                                                                                               16,420
                                                     130,610       83,243          50,839         27,593
Net investment income
                                                     11,656        10,441          11,130         8,181           1,586
Premium income and other revenues
                                                     -----------   -----------     ------------   -----------
                                                     4,778         3,688           1,360          1,082           265
                                                     -----         -----           -----          -----           ---

Total revenues                                       $             $     387,361   $              $     158,014   $     88,051
                                                     ======        =============   =======        =============   ============
                                                     571,622                       249,540
                                                     =======                       =======

Benefits and Expenses:
Annuity and life insurance benefits                  $             $               $              $               $
                                                     751           612             558            2,033           613
Change in annuity and life insurance
   policy reserves
                                                     45,018        3,078           1,053          37              635
Cost of minimum death benefit reinsurance                                                                                 2,867
                                                     -             2,945           5,144          4,545
Return credited to contractowners
                                                     9,046         (1,639)         (8,930)        (2,018)         673
Underwriting, acquisition and other insurance
   expenses                                                                                                             49,887
                                                     335,213       206,350         167,790        90,496
Interest expense                                                                                                        10,791
                                                     ---------     ---------       ---------      ---------       ------------
                                                     85,998        69,502          41,004         24,895
                                                     ------        ------          ------         ------

Total benefits and expenses                          $             $     280,848   $     206,619  $     119,988   $    65,466
                                                     ======        =============   =============  =============   ===========
                                                     476,026
                                                     =======

Income tax expense (benefit)                         $             $       30,344  $              $       10,478  $
                                                     ========      ==============  ==========     ==============  =
                                                     30,779                        8,154                          (4,038)
                                                     ======                        =====

Net income                                           $             $               $              $       27,548  $    26,623
                                                     ========      ========        ========       ==============  ===========
                                                     64,817        76,169          34,767
                                                     ======                        ======

STATEMENT OF FINANCIAL CONDITION DATA
-------------------------------------

Total Assets                                         $31,702,705   $30,881,579     $18,848,273    $12,894,290     $8,268,696
                                                     ===========   ===========     ===========    ===========     ==========

Future fees payable to parent                        $             $     576,034   $     368,978  $     233,034   $     47,112
                                                     ======        =============   =============  =============   ============
                                                     934,410
                                                     =======

Surplus Notes                                        $             $     179,000   $              $     213,000   $   213,000
                                                     ======        =============   ======         =============   ===========
                                                     159,000                       193,000
                                                     =======

Shareholder's Equity                                 $             $     359,434   $              $     184,421   $   126,345
                                                     ======        =============   ======         =============   ===========
                                                     496,911                       250,417
                                                     =======

*    On annuity and life insurance sales of $8,216,167,  $6,862,968,  $4,159,662, $3,697,990, and $2,795,114 during the years ended December 31, 2000, 1999, 1998, 1997, and 1996,  respectively,  with contractowner assets under management of  $29,751,822,  $29,396,693,  $17,854,761,  $12,119,191,  and $7,764,891 as of December 31, 2000,
     1999, 1998, 1997 and 1996, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations  should be read in conjunction  with the  consolidated  financial  statements  and the notes thereto and Item 6, Selected  Financial
Data.

Management's  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations  contains  certain
forward-looking   statements   pursuant  to  the  Private  Securities   Litigation  Reform  Act  of  1995.  These
forward-looking  statements are based on estimates and assumptions that involve certain risks and  uncertainties, therefore  actual  results could differ  materially  due to factors not currently  known.  These factors  include significant  changes  in  financial  markets  and other  economic  and  business  conditions,  state and  federal legislation and regulation, ownership and competition.

 Results of Operations
 ---------------------

 Annuity and life insurance sales  increased 20% in 2000 to  $8,216,167,000  as compared to 65% in 1999.  Overall sales  growth in 2000 was  driven by  significant  sales  volume in the first  quarter  of 2000 due to the strong equity  market  performance.  However,  the  decline  in the equity  markets  during  the  remainder  of the year negatively  impacted  sales as the first quarter growth rate was not  sustained.  The Company  continues to focus on increasing  sales through  innovative  product  development  activities,  the recruitment and retention of top
producers,   high  quality  customer  service  and  improvements  in  web-based   technology.   All  three  major
distribution channels achieved sales growth in 2000.

 Average assets under management  totaled  $31,413,809,000 in 2000 and  $21,984,759,000 in 1999,  representing an increase  of 43%.  As a result of the growth in sales and  average  assets  under  management,  annuity  and life insurance  charges  and  fees  increased  46% in  2000  and 56% in  1999.  Fee  income  generated  from  transfer agency-type and investment support activities increased 57% in 2000 and 64% in 1999.

Net  investment  income  increased 12% in 2000  compared to 1999 and  decreased 6% in 1999 compared to 1998.  The increase  in 2000 is  primarily  due to a  higher  level  of  investments,  partially  offset  by  $6,939,000  of amortization  of premiums  paid on  derivative  instruments.  The  decrease in 1999 was  primarily  the result of
$1,036,000 of  amortization  of the premium paid on a derivative  instrument  purchased  during 1999. See Note 2D to the  consolidated  financial  statements for information  related to derivative  instruments used to hedge the guaranteed  minimum death benefit  ("GMDB")  reserve  fluctuations.  Excluding the derivative  amortization,  net investment  income  increased  62% in 2000 and  increased 3% in 1999 as a result of increased  bond holdings that support the Company's risk-based capital objectives.

 Premium income represents  premiums earned on the sale of ancillary  contracts such as immediate  annuities with life  contingencies,  supplementary  contracts  with life  contingencies  and certain  life  insurance  products.
Increased  sales of these  products led to an increase in premium  income in 2000.  The increase in 2000 and 1999 was primarily due to higher sales of  supplementary  contracts.  Management  expects  supplementary  contracts to grow over time with the maturing of core business lines.

Net realized  investment  losses totaled  $688,000 in 2000,  compared to gains of $578,000 in 1999 and $99,000 in
1998.  The change from 1999 to 2000 is  primarily  due to  realized  losses on sales of  securities  in the fixed maturity  portfolio.  These  losses were  partially  offset by realized  gains on sales of fixed  maturities  and mutual  funds.  The  increase  in  realized  gains in 1999  compared  to 1998 is due to higher  gains on sales of mutual fund investments.

 The change in annuity policy reserves  includes changes in reserves related to annuity  contracts with mortality risks as well as the  Company's  GMDB  liability.  In 2000,  equity  markets  declined  and the  underlying  fund performance  was lower than the prior year.  In contrast,  the equity  markets and  underlying  fund  performance were up  significantly  in 1999  compared to 1998.  The  combination  of these events  resulted in an increase in
GMDB reserves of $39,866,000 in 2000.  This compares to an increase in GMDB reserves of $2,323,000 in 1999.

 In 1999,  the Company began to develop a program  utilizing  equity put options to manage the risks  embedded in the GMDB in annuity  contracts that would result from  significant  declines in the equity markets.  Prior to the implementation  of the hedge  strategies  utilizing equity put options,  the Company had reinsured  substantially all of its exposure on the GMDB liability.  The  reinsurance was terminated  during the second quarter of 1999 as the reinsurer had exited this market.

 Return credited to contractowners  consists of revenues on the variable and market value adjusted  annuities and variable  life  insurance,  offset by the benefit  payments  and changes in reserves  required on this  business.
Market value adjusted  annuity  activity has the largest  impact on this benefit.  In 2000 and 1999, the Separate
Account  investment  returns  on the market  value  adjusted  annuities  were less than the  expected  returns as calculated in the reserves,  contributing to the significant  increase in the return credited to  contractholders benefit. In addition,  this benefit increased as a result of the amortization of unearned  Performance  Advantage target value  credits,  which  increased  $6,826,000 in 2000 over 1999.  Other  significant  contributors  to the change from 1999 to 2000 include  guaranteed  minimum death  benefit  payments on variable  annuities  which were driven up due to the market declines in 2000 as well as increased  costs  associated with processing of backdated financial  transactions.  These  increased  costs were partially  offset by a 2000  experience  refund on certain reinsurance treaties in the amount of $4,339,000.

 Underwriting, acquisition and other insurance expenses for 2000, 1999 and 1998 were as follows:

                     (in thousands)                                  2000                 1999                1998
                                                                     ----                 ----                ----

   Commissions and purchase credits                              $ 393,494            $ 358,279           $ 201,008

   General operating expenses                                      252,206              214,269             141,586

   Acquisition costs deferred during the year                     (495,103)            (450,059)           (261,432)
   Acquisition costs amortized during the year                     184,616               83,861              86,628
                                                                   -------   -           ------   -          ------

   Net capitalization of deferred acquisition costs               (310,487)            (366,198)           (174,804)
                                                       -          ---------            ---------           ---------

   Underwriting, acquisition and other
        insurance expenses                                       $ 335,213            $ 206,350           $ 167,790
                                                                 =========            =========           =========

 Underwriting,  acquisition and other insurance  expenses  increased 62% and 23% in 2000 and 1999,  respectively.
 Increased  commissions  and purchase  credits  reflect the increase in sales in both 2000 and 1999.  Significant investments in new product  development and internet-based  technology  contributed to general operating expense increases  in both  2000 and 1999.  The  amortization  of  acquisition  costs  increased  substantially  in 2000 compared  to 1999 as the  associated  costs from  record  sales in late 1999 and early 2000 were  recognized  in accordance with accounting  principles  generally  accepted in the United States profit and expense  recognition models.

 Interest  expense  increased  $16,496,000 in 2000 and $28,498,000 in 1999 as a result of additional  securitized financing  transactions,  which  consist  of the  transfer  of  rights  to  receive  future  fees  to the  Parent
("securitization  transactions").  In  addition,  the Company  retired  surplus  notes on  December  10, 2000 and
December 31, 1999 of $20,000,000  and  $14,000,000,  respectively.  Surplus notes  outstanding as of December 31,
2000 and 1999 totaled $159,000,000 and $179,000,000, respectively.

 The  effective  income tax rates for the years ended  December  31,  2000,  1999 and 1998 were 32%, 28% and 19%, respectively.  The effective  rate is lower than the  corporate  rate of 35% due to permanent  differences,  with the most significant item being the dividend received  deduction.  Management  believes that based on the taxable income  produced in the past two years,  as well as the  continued  growth in annuity  sales,  the  Company  will produce sufficient taxable income in future years to realize its deferred tax assets.

 The Company  generated net income after tax of $64,817,000,  $76,169,000 and $34,767,000 in 2000, 1999 and 1998,
respectively.  Revenue  increases in 2000 were more than offset by higher benefits and expenses driven  primarily from the  increase  in the  reserve  requirement  related  to the GMDB as a result of the  decline  in the equity markets.  Investments in new product  development  and technology  also  contributed to the increase in expenses.
These factors  resulted in the 15% decline in net income.  Net income  increased 119% in 1999 due to strong sales growth and favorable market  conditions which led to higher  asset-based  revenue.  The Company  considers Mexico an emerging market and has invested in the Skandia Vida  operations  with the  expectation of generating  profits from long-term  savings  products in future years. As such,  Skandia Vida has generated net losses of $2,540,000,
$2,523,000  and  $2,514,000  for the years ended  December 31,  2000,  1999 and 1998,  respectively.  The Company expects to transfer ownership of Skandia Vida to an upstream affiliate during 2001.

 On March 22, 2001, the Company  announced that it will begin an aggressive  operating  expense reduction program to better  align its  operating  infrastructure  with the  current  investment  environment.  The  planned  moves include a reduction of approximately 150 positions,  representing 13% of the Company's  workforce,  reductions in the compensation and benefit programs and the curtailment of certain discretionary expenses.

 Total  assets  grew 3% in 2000  partially  as a  result  of the  modest  increase  in  separate  account  assets reflecting  the impact of strong  sales  which were  almost  entirely  offset by the  decline in equity  markets.
Increased  deferred  acquisition  costs also  contributed to the increase in assets.  Liabilities grew 2% in 2000 due to higher  reserves  required to support the increase in annuity and life insurance  business,  and increased financing activity related to the transfer of rights to receive future fees and charges.

 Liquidity and Capital Resources
 -------------------------------

 The  Company's  liquidity  requirement  was  met by  cash  from  insurance  operations,  investment  activities, borrowings from ASI and the securitization transactions with ASI.

 The  majority of the  operating  cash  outflow  resulted  from the sale of variable  annuity and  variable  life products that carry a contingent  deferred  sales charge.  This type of product causes a temporary cash strain in that 100% of the  proceeds  are  invested in separate  accounts  supporting  the product  leaving a cash (but not capital)  strain caused by the  acquisition  cost for the new business.  This cash strain required the Company to look beyond the cash made available by insurance  operations  and  investments of the Company to financing in the form of surplus notes, capital contributions,  securitization  transactions and modified coinsurance  reinsurance arrangements:

o        During  2000 and 1999,  the  Company  received  $69,000,000  and  $34,800,000,  respectively,  from ASI to support the capital  needs and  anticipated  growth in business of its U.S.  operations.  In  addition,  the
     Company  received  $2,450,000  and  $1,690,000  from ASI in 2000 and  1999,  respectively,  to  support  its investment in Skandia Vida.

o        Funds received from new securitization  transactions  amounted to $476,288,000 in 2000 and $265,710,000 in
     1999 (see Note 8 to the consolidated financial statements).

o        During 2000 and 1999, the Company  extended its reinsurance  agreements.  The Company also entered into an agreement with SICL in 2000. The  reinsurance  agreements are modified  coinsurance  arrangements  where the reinsurer shares in the experience of a specific book of business.

 The Company  expects the continued use of reinsurance  and  securitization  transactions to fund the cash strain anticipated from the acquisition costs on the coming years' sales volume.

 As of December 31, 2000 and 1999,  shareholder's  equity totaled  $496,911,000 and  $359,434,000,  respectively.
The increases  were driven by the previously  mentioned  capital  contributions  received from ASI and net income from operations.

 The Company has  long-term  surplus notes and  short-term  borrowings  with ASI. No dividends  have been paid to
ASI.

 The  National  Association  of  Insurance   Commissioners   ("NAIC")  requires  insurance  companies  to  report
information  regarding  minimum Risk Based  Capital  ("RBC")  requirements.  These  requirements  are intended to allow  insurance  regulators  to  identify  companies  that may need  regulatory  attention.  The RBC  model  law requires that insurance  companies apply various factors to asset,  premium and reserve items,  all of which have inherent  risks.  The  formula  includes  components  for asset  risk,  insurance  risk,  interest  rate risk and business  risk.  The Company has  complied  with the NAIC's RBC  reporting  requirements  and has total  adjusted capital well above required capital.

 Effects of Inflation
 --------------------

The rate of inflation has not had a significant effect on the Company's financial statements.

Outlook
-------

The Company  believes  that it is well  positioned  to retain and enhance its  position as a leading  provider of financial  products for long-term  savings and retirement  purposes as well as to address the economic  impact of premature  death,  estate  and  business  planning  concerns  and  supplemental  retirement  needs.  The  Company continues to focus on offering  innovative  long-term savings and income products and providing superior customer service in order to gain market share and improve profitability in an increasingly competitive market.

The  Gramm-Leach-Bliley  Act of 1999 (the Financial Services  Modernization Act) permits affiliation among banks, securities  firms and  insurance  companies.  This  legislative  change has created  opportunities  for continued
consolidation  in the financial  services  industry and increased  competition  as large  companies  offer a wide array of financial products and services.

Various other legislative  initiatives could impact the Company such as pension reform,  capital gains and estate tax changes,  privacy  standards and internet  regulation.  Pension  reform may change current tax deferral rules and allow  increased  contributions  to retirement  plans,  which may lead to higher  investments in tax-deferred products and create growth  opportunities for the Company.  A capital gains tax reduction may cause  tax-deferred products to be less attractive to consumers,  which could  adversely  impact the Company.  New privacy  standards and  internet  regulation  may  impact the  Company's  strategic  initiatives  especially  related  to  potential partnerships with web-based technology providers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to  potential  fluctuations  in  earnings  and the fair value of certain of its assets and liabilities,  as well as  variations in expected  cash flows due to changes in market  interest  rates and equity prices.  The  following  discussion  focuses on specific  exposures  the Company has to interest  rate and equity price risk and  describes  strategies  used to manage  these  risks.  The  discussion  is  limited  to  financial instruments  subject  to market  risks and is not  intended  to be a complete  discussion  of all of the risks to which the Company is exposed.

 Interest Rate Risk
 ------------------

 Fluctuations in interest rates can potentially  impact the Company's  profitability  and cash flows. The Company has 97% of assets held under  management  that are in  non-guaranteed  Separate  Accounts for which the Company's exposure  is not  significant  as the  contractowner  assumes  substantially  all  the  investment  risk.  On the remaining 3% of assets,  the interest  rate risk from  contracts  that carry  interest  rate  exposure is managed through an  asset/liability  matching  program  which takes into  account  the risk  variables  of the  insurance liabilities supported by the assets.

 At December 31, 2000, the Company held fixed maturity  investments in its general  account that are sensitive to changes in interest  rates.  These  securities are held in support of the Company's  fixed  immediate  annuities, supplementary  contracts,  the fixed  components  of variable  life  insurance  contracts,  and in support of the
Company's  target solvency  capital.  The Company has a conservative  investment  philosophy with regard to these investments.  All investments are investment grade corporate  securities,  government  agency or U.S.  government securities.

 The  Company's  deferred  annuity  products  offer a fixed  option which  subjects the Company to interest  rate
risk.  The  fixed  option   guarantees  a  fixed  rate  of  interest  for  a  period  of  time  selected  by  the contractowner.  Guarantee  period options  available range from one to ten years.  Withdrawal of funds before the end of the guarantee  period subjects the  contractowner to a market value  adjustment  ("MVA").  In the event of rising interest rates, which make the fixed maturity securities  underlying the guarantee less valuable,  the MVA could be  negative.  In the  event  of  declining  interest  rates,  which  make the  fixed  maturity  securities underlying  the guarantee  more valuable,  the MVA could be positive.  The resulting  increase or decrease in the value of the fixed option, from calculation of the MVA, should  substantially  offset the increase or decrease in the market value of the  securities  underlying  the  guarantee.  The Company  maintains  strict  asset/liability matching  to enable  this  offset.  However,  the Company  still  takes on the  default  risk for the  underlying securities,  the interest rate risk of reinvestment of interest  payments and the risk of failing to maintain the asset/liability matching program with respect to duration and convexity.

Liabilities  held in the  Company's  general  account and  guaranteed  separate  account as of December  31, 2000
totaled   $1,095,100,000.   Fixed  income   investments   supporting  those  liabilities  had  a  fair  value  of
$1,098,500,000.  The  Company  performed  a  sensitivity  analysis on these  interest-sensitive  liabilities  and assets at December 31,  2000.  The  analysis  showed that an  immediate  decrease of 100 basis points in interest rates would result in a net increase in liabilities and the  corresponding  assets of  approximately  $37,300,000 and  $41,500,000,  respectively.  An analysis of a 100 basis point decline in interest rates at December 31, 1999 showed  a  net  increase  in  interest-sensitive  liabilities  and  the  corresponding  assets  of  approximately
$10,200,000 and $24,800,000, respectively.

 Equity Market Exposure
 ----------------------

 The primary  equity market risk to the Company  comes from the nature of the variable  annuity and variable life products sold by the Company.  Various fees and charges earned are  substantially  derived as a percentage of the market  value of assets  under  management.  In a market  decline,  this income  would be reduced.  This could be further  compounded by customer  withdrawals,  net of applicable  surrender charge revenues,  partially offset by transfers  to the  fixed  option  discussed  above.  A 10%  decline  in the  market  value  of the  assets  under management  at December 31, 2000,  sustained  throughout  2001,  would result in an  approximate  drop in related annual fee income of  $54,000,000.  This result was not materially  different  than the result  obtained from the analysis performed as of December 31, 1999.

 Another equity market risk exposure of the Company  relates to the guaranteed  minimum death benefit  liability.
Declines in equity markets and  correspondingly  the  performance of the underlying  mutual funds,  increases the
guaranteed  minimum  death  benefit  liabilities.   As  discussed  in  Note  2D  of  the  consolidated  financial statements,  the Company utilizes  derivative  instruments to hedge against the risk of significant  decreases in equity markets.  Prior to the  implementation  of this program the Company utilized  reinsurance to transfer this risk.

 The Company has a small  portfolio of equity  investments;  mutual funds which are held in support of a deferred compensation  program.  In the event of a decline in market  values of  underlying  securities,  the value of the portfolio would decline,  however the accrued benefits payable under the related  deferred  compensation  program would decline by a corresponding amount.

 Estimates  of  interest  rate risk and equity  price risk were  obtained  using  computer  models that take into consideration  various  assumptions  about the future.  Given the  uncertainty of future interest rate movements, volatility  in the equity  markets and consumer  behavior,  actual  results may vary from those  predicted by the
Company's models.

                                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

SELECTED FINANCIAL DATA

The following table summarizes information with respect to the operations of the Company:

(in thousands)                                                            For the Year Ended December 31,
                                                         2000           1999           1998            1997           1996
                                                         ----           ----           ----            ----           ----
STATEMENT OF OPERATIONS DATA
----------------------------

Revenues:
Annuity and life insurance charges and fees*         $424,578        $289,989         $186,211       $121,158        $69,780

Fee income
                                                     130,610           83,243           50,839         27,593         16,420
Net investment income
                                                      11,656           10,441           11,130          8,181          1,586
Premium income and other revenues
                                                       4,778            3,688            1,360          1,082            265
                                                       -----            -----            -----          -----            ---

Total revenues                                     $ 571,622        $ 387,361        $ 249,540       $ 158,014      $ 88,051
                                                      ======        =========          =======        =========    ============

Benefits and Expenses:
Annuity and life insurance benefits                   $  751            $ 612            $ 558        $  2,033        $  613

Change in annuity and life insurance                  45,018            3,078            1,053              37           635
   policy reserves

Cost of minimum death benefit reinsurance                  -            2,945            5,144           4,545         2,867

Return credited to contractowners
                                                       9,046           (1,639)          (8,930)         (2,018)          673
Underwriting, acquisition and other insurance
   expenses
                                                     335,213          206,350          167,790          90,496        49,887

Interest expense                                      85,998           69,502           41,004          24,895        10,791
                                                     ---------     ---------       ---------      ---------       ------------

Total benefits and expenses                        $ 476,026    $     280,848    $     206,619   $     119,988   $    65,466
                                                     ======        =============   =============  =============   ===========

Income tax expense (benefit)                       $  30,779    $      30,344    $       8,154   $      10,478   $    (4,038)
                                                     ========      ==============  ==========     ==============  =

Net income                                         $  64,817    $      76,169    $      34,767   $      27,548   $    26,623
                                                     ========      ========        ========       ==============  ===========

STATEMENT OF FINANCIAL CONDITION DATA
-------------------------------------

Total Assets                                         $31,702,705   $30,881,579     $18,848,273    $12,894,290     $8,268,696
                                                     ===========   ===========     ===========    ===========     ==========

Future fees payable to parent                        $   934,410   $   576,034     $   368,978    $   233,034     $   47,112
                                                     ======        =============   =============  =============   ============

Surplus Notes                                        $  159,000    $   179,000     $   193,000    $   213,000     $  213,000
                                                     ==========     =============   ==========      =============   ===========

Shareholder's Equity                                 $  496,911    $   359,434     $   250,417    $   184,421     $   126,345
                                                     ======        =============   ======         =============   ===========

*    On annuity and life insurance  sales of $8,216,167,  $6,862,968,  $4,159,662,  $3,697,990,  and $2,795,114  during the years ended December 31, 2000, 1999, 1998, 1997, and 1996,  respectively,  with contractowner  assets under management of $29,751,822,  $29,396,693,  $17,854,761,  $12,119,191, and $7,764,891 as of December 31, 2000, 1999, 1998, 1997 and
     1996, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's  Discussion  and Analysis of Financial  Condition  and Results of Operations  should be read in  conjunction with the consolidated financial statements and the notes thereto and Item 6, Selected Financial Data.

Management's  Discussion and Analysis of Financial Condition and Results of Operations  contains certain  forward-looking statements  pursuant to the Private  Securities  Litigation  Reform Act of 1995.  These  forward-looking  statements  are based on estimates and assumptions  that involve certain risks and  uncertainties,  therefore actual results could differ materially  due to factors not  currently  known.  These factors  include  significant  changes in financial  markets and other economic and business conditions, state and federal legislation and regulation, ownership and competition.

 Results of Operations
 ---------------------

 Annuity and life  insurance  sales  increased 20% in 2000 to  $8,216,167,000  as compared to 65% in 1999.  Overall sales growth in 2000 was driven by  significant  sales  volume in the first  quarter of 2000 due to the  strong  equity  market performance.  However,  the decline in the equity markets during the remainder of the year  negatively  impacted sales as the first quarter growth rate was not sustained.  The Company  continues to focus on increasing sales through  innovative product  development  activities,  the  recruitment  and retention of top producers,  high quality  customer  service and improvements in web-based technology.  All three major distribution channels achieved sales growth in 2000.

 Average assets under management totaled  $31,413,809,000 in 2000 and  $21,984,759,000 in 1999,  representing an increase of 43%. As a result of the growth in sales and average assets under  management,  annuity and life insurance  charges and fees  increased 46% in 2000 and 56% in 1999.  Fee income  generated  from transfer  agency-type  and  investment  support activities increased 57% in 2000 and 64% in 1999.

Net  investment  income  increased 12% in 2000  compared to 1999 and decreased 6% in 1999 compared to 1998.  The increase in 2000 is primarily due to a higher level of  investments,  partially  offset by $6,939,000 of  amortization of premiums paid on derivative  instruments.  The decrease in 1999 was primarily  the result of  $1,036,000  of  amortization  of the premium paid on a derivative  instrument  purchased  during 1999. See Note 2D to the  consolidated  financial  statements for information  related to derivative  instruments  used to hedge the guaranteed  minimum death benefit ("GMDB") reserve fluctuations.  Excluding the derivative  amortization,  net investment  income  increased 62% in 2000 and increased 3% in
1999 as a result of increased bond holdings that support the Company's risk-based capital objectives.

 Premium income  represents  premiums  earned on the sale of ancillary  contracts  such as immediate  annuities with life contingencies,  supplementary  contracts with life contingencies and certain life insurance products.  Increased sales of these  products led to an increase in premium  income in 2000.  The increase in 2000 and 1999 was primarily due to higher sales of  supplementary  contracts.  Management  expects  supplementary  contracts to grow over time with the maturing of core business lines.

Net  realized  investment  losses  totaled  $688,000 in 2000,  compared to gains of $578,000 in 1999 and $99,000 in 1998.
The  change  from  1999 to 2000 is  primarily  due to  realized  losses  on sales of  securities  in the  fixed  maturity portfolio.  These losses were  partially  offset by realized  gains on sales of fixed  maturities  and mutual funds.  The increase in realized gains in 1999 compared to 1998 is due to higher gains on sales of mutual fund investments.

 The change in annuity policy reserves  includes changes in reserves related to annuity contracts with mortality risks as well as the Company's GMDB liability.  In 2000,  equity markets  declined and the underlying  fund  performance was lower than the prior year. In contrast,  the equity markets and  underlying  fund  performance  were up  significantly  in 1999 compared to 1998.  The  combination  of these events  resulted in an increase in GMDB  reserves of  $39,866,000  in 2000.
This compares to an increase in GMDB reserves of $2,323,000 in 1999.

 In 1999,  the Company began to develop a program  utilizing  equity put options to manage the risks embedded in the GMDB in annuity contracts that would result from significant  declines in the equity markets.  Prior to the  implementation of the hedge strategies  utilizing equity put options,  the Company had reinsured  substantially  all of its exposure on the
GMDB  liability.  The  reinsurance  was  terminated  during the second  quarter of 1999 as the  reinsurer had exited this market.

 Return credited to contractowners  consists of revenues on the variable and market value adjusted annuities and variable life  insurance,  offset by the benefit  payments  and  changes in  reserves  required  on this  business.  Market  value adjusted  annuity  activity has the largest  impact on this benefit.  In 2000 and 1999, the Separate  Account  investment returns on the market  value  adjusted  annuities  were less than the expected  returns as  calculated  in the  reserves, contributing to the significant  increase in the return credited to contractholders  benefit.  In addition,  this benefit increased as a result of the  amortization  of unearned  Performance  Advantage  target value  credits,  which  increased
$6,826,000  in 2000 over  1999.  Other  significant  contributors  to the  change  from 1999 to 2000  include  guaranteed minimum death benefit  payments on variable  annuities which were driven up due to the market declines in 2000 as well as increased  costs  associated with processing of backdated  financial  transactions.  These increased costs were partially offset by a 2000 experience refund on certain reinsurance treaties in the amount of $4,339,000.

 Underwriting, acquisition and other insurance expenses for 2000, 1999 and 1998 were as follows:

                     (in thousands)                                  2000                 1999                1998
                                                                     ----                 ----                ----

   Commissions and purchase credits                              $ 393,494            $ 358,279           $ 201,008

   General operating expenses                                      252,206              214,269             141,586

   Acquisition costs deferred during the year                     (495,103)            (450,059)           (261,432)
   Acquisition costs amortized during the year                     184,616               83,861              86,628
                                                                   -------   -           ------   -          ------

   Net capitalization of deferred acquisition costs               (310,487)            (366,198)           (174,804)
                                                       -          ---------            ---------           ---------

   Underwriting, acquisition and other
        insurance expenses                                       $ 335,213            $ 206,350           $ 167,790
                                                                 =========            =========           =========

 Underwriting,  acquisition  and  other  insurance  expenses  increased  62%  and  23% in 2000  and  1999,  respectively.
 Increased  commissions  and  purchase  credits  reflect  the  increase  in sales  in both  2000  and  1999.  Significant investments  in new  product  development  and  internet-based  technology  contributed  to  general  operating  expense increases in both 2000 and 1999. The  amortization  of acquisition  costs  increased  substantially  in 2000 compared to
 1999 as the  associated  costs  from  record  sales in late  1999 and early  2000 were  recognized  in  accordance  with accounting principles generally accepted in the United States profit and expense recognition models.

 Interest expense increased  $16,496,000 in 2000 and $28,498,000 in 1999 as a result of additional  securitized financing transactions,  which  consist  of  the  transfer  of  rights  to  receive  future  fees  to the  Parent  ("securitization transactions").  In  addition,  the  Company  retired  surplus  notes on  December  10,  2000 and  December  31,  1999 of
$20,000,000  and  $14,000,000,  respectively.  Surplus  notes  outstanding  as of  December  31,  2000 and  1999  totaled
$159,000,000 and $179,000,000, respectively.

 The  effective  income  tax  rates  for the  years  ended  December  31,  2000,  1999 and 1998  were  32%,  28% and 19%, respectively.  The effective  rate is lower than the corporate  rate of 35% due to permanent  differences,  with the most significant item being the dividend  received  deduction.  Management  believes that based on the taxable income produced in the past two years,  as well as the continued  growth in annuity sales,  the Company will produce  sufficient  taxable income in future years to realize its deferred tax assets.

 The  Company  generated  net income  after tax of  $64,817,000,  $76,169,000  and  $34,767,000  in 2000,  1999 and 1998,
respectively.  Revenue  increases in 2000 were more than offset by higher  benefits and expenses  driven  primarily  from the  increase  in the  reserve  requirement  related  to the GMDB as a  result  of the  decline  in the  equity  markets.
Investments  in new product  development  and  technology  also  contributed  to the increase in expenses.  These factors resulted in the 15% decline in net income.  Net income  increased  119% in 1999 due to strong sales growth and  favorable market  conditions  which led to higher  asset-based  revenue.  The Company  considers  Mexico an emerging market and has invested in the Skandia Vida  operations with the expectation of generating  profits from long-term  savings  products in future years.  As such,  Skandia Vida has generated net losses of  $2,540,000,  $2,523,000  and  $2,514,000 for the years ended December 31, 2000, 1999 and 1998,  respectively.  The Company  expects to transfer  ownership of Skandia Vida to an upstream affiliate during 2001.

 On March 22, 2001, the Company announced that it will begin an aggressive  operating expense reduction program to better align its operating  infrastructure  with the current  investment  environment.  The planned moves include a reduction of approximately  150 positions,  representing  13% of the Company's  workforce,  reductions in the compensation and benefit programs and the curtailment of certain discretionary expenses.

 Total assets grew 3% in 2000  partially as a result of the modest  increase in separate  account  assets  reflecting the impact of strong  sales  which  were  almost  entirely  offset by the  decline  in  equity  markets.  Increased  deferred acquisition  costs also  contributed  to the  increase  in  assets.  Liabilities  grew 2% in 2000 due to higher  reserves required to support the increase in annuity and life insurance  business,  and increased  financing  activity  related to the transfer of rights to receive future fees and charges.

 Liquidity and Capital Resources
 -------------------------------

 The Company's liquidity requirement was met by cash from insurance operations,  investment  activities,  borrowings from
 ASI and the securitization transactions with ASI.

 The majority of the operating  cash outflow  resulted from the sale of variable  annuity and variable life products that carry a  contingent  deferred  sales  charge.  This type of product  causes a  temporary  cash strain in that 100% of the proceeds are invested in separate  accounts  supporting the product leaving a cash (but not capital) strain caused by the acquisition  cost for the new business.  This cash strain  required the Company to look beyond the cash made available by insurance  operations and  investments of the Company to financing in the form of surplus notes,  capital  contributions, securitization transactions and modified coinsurance reinsurance arrangements:

o        During 2000 and 1999, the Company  received  $69,000,000 and  $34,800,000,  respectively,  from ASI to support the capital  needs and  anticipated  growth in business  of its U.S.  operations.  In  addition,  the  Company  received
     $2,450,000 and $1,690,000 from ASI in 2000 and 1999, respectively, to support its investment in Skandia Vida.

o        Funds received from new  securitization  transactions  amounted to $476,288,000  in 2000 and  $265,710,000 in 1999
     (see Note 8 to the consolidated financial statements).

o        During  2000 and 1999,  the  Company  extended  its  reinsurance  agreements.  The Company  also  entered  into an agreement with SICL in 2000. The reinsurance  agreements are modified  coinsurance  arrangements where the reinsurer shares in the experience of a specific book of business.

 The  Company  expects  the  continued  use of  reinsurance  and  securitization  transactions  to fund the  cash  strain anticipated from the acquisition costs on the coming years' sales volume.

 As of December  31, 2000 and 1999,  shareholder's  equity  totaled  $496,911,000  and  $359,434,000,  respectively.  The increases  were  driven  by the  previously  mentioned  capital  contributions  received  from  ASI and net  income  from operations.

 The Company has long-term surplus notes and short-term borrowings with ASI.  No dividends have been paid to ASI.

 The  National  Association  of Insurance  Commissioners  ("NAIC")  requires  insurance  companies to report  information regarding  minimum  Risk  Based  Capital  ("RBC")  requirements.  These  requirements  are  intended  to allow  insurance regulators  to  identify  companies  that may need  regulatory  attention.  The RBC model  law  requires  that  insurance companies  apply various  factors to asset,  premium and reserve  items,  all of which have inherent  risks.  The formula includes  components  for asset risk,  insurance  risk,  interest rate risk and business  risk.  The Company has complied with the NAIC's RBC reporting requirements and has total adjusted capital well above required capital.

 Effects of Inflation
 --------------------

The rate of inflation has not had a significant effect on the Company's financial statements.

Outlook
-------

The Company  believes that it is well  positioned  to retain and enhance its position as a leading  provider of financial products for long-term  savings and  retirement  purposes as well as to address the economic  impact of premature  death, estate and business  planning  concerns and supplemental  retirement  needs.  The Company  continues to focus on offering innovative  long-term  savings and income products and providing  superior customer service in order to gain market share and improve profitability in an increasingly competitive market.

The  Gramm-Leach-Bliley  Act of 1999  (the  Financial  Services  Modernization  Act)  permits  affiliation  among  banks,
securities  firms  and  insurance   companies.   This  legislative   change  has  created   opportunities  for  continued
consolidation  in the financial  services  industry and increased  competition as large  companies  offer a wide array of financial products and services.

Various  other  legislative  initiatives  could impact the Company such as pension  reform,  capital gains and estate tax changes,  privacy  standards and internet  regulation.  Pension  reform may change  current tax deferral  rules and allow increased  contributions to retirement plans,  which may lead to higher  investments in tax-deferred  products and create growth  opportunities  for the  Company.  A  capital  gains tax  reduction  may cause  tax-deferred  products  to be less attractive to consumers,  which could adversely  impact the Company.  New privacy  standards and internet  regulation may impact the Company's  strategic  initiatives  especially  related to potential  partnerships  with  web-based  technology providers.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The  Company  is  subject  to  potential  fluctuations  in  earnings  and the fair  value of  certain  of its  assets and liabilities,  as well as  variations in expected cash flows due to changes in market  interest  rates and equity  prices.
The  following  discussion  focuses on specific  exposures  the Company  has to interest  rate and equity  price risk and describes  strategies used to manage these risks.  The discussion is limited to financial  instruments  subject to market risks and is not intended to be a complete discussion of all of the risks to which the Company is exposed.

 Interest Rate Risk
 ------------------

 Fluctuations in interest rates can potentially  impact the Company's  profitability  and cash flows. The Company has 97%
of assets held under  management that are in  non-guaranteed  Separate  Accounts for which the Company's  exposure is not significant  as the  contractowner  assumes  substantially  all the investment  risk. On the remaining 3% of assets,  the interest  rate risk from  contracts  that carry  interest rate exposure is managed  through an  asset/liability  matching program which takes into account the risk variables of the insurance liabilities supported by the assets.

 At December 31, 2000, the Company held fixed maturity  investments in its general  account that are sensitive to changes in interest  rates.  These  securities  are held in support of the Company's  fixed  immediate  annuities,  supplementary contracts,  the fixed  components of variable life insurance  contracts,  and in support of the Company's target solvency capital.  The Company has a conservative  investment  philosophy  with regard to these  investments.  All investments are investment grade corporate securities, government agency or U.S. government securities.

 The Company's  deferred  annuity  products  offer a fixed option which  subjects the Company to interest rate risk.  The fixed option  guarantees a fixed rate of interest for a period of time selected by the  contractowner.  Guarantee  period options  available range from one to ten years.  Withdrawal of funds before the end of the guarantee  period subjects the contractowner  to a market  value  adjustment  ("MVA").  In the  event of rising  interest  rates,  which  make the fixed maturity  securities  underlying  the  guarantee  less  valuable,  the MVA could be  negative.  In the event of declining interest  rates,  which make the fixed maturity  securities  underlying  the guarantee  more  valuable,  the MVA could be positive.  The  resulting  increase or decrease in the value of the fixed option,  from  calculation  of the MVA,  should substantially  offset the  increase or decrease in the market  value of the  securities  underlying  the  guarantee.  The
Company  maintains  strict  asset/liability  matching  to enable this  offset.  However,  the Company  still takes on the default risk for the underlying  securities,  the interest rate risk of reinvestment of interest payments and the risk of failing to maintain the asset/liability matching program with respect to duration and convexity.

Liabilities  held in the  Company's  general  account and  guaranteed  separate  account as of December  31, 2000 totaled
$1,095,100,000.  Fixed income investments  supporting those liabilities had a fair value of  $1,098,500,000.  The Company performed a sensitivity  analysis on these  interest-sensitive  liabilities and assets at December 31, 2000. The analysis showed that an  immediate  decrease of 100 basis points in interest  rates would result in a net increase in  liabilities and the  corresponding  assets of  approximately  $37,300,000 and $41,500,000,  respectively.  An analysis of a 100 basis point  decline in interest  rates at December 31, 1999 showed a net increase in  interest-sensitive  liabilities  and the corresponding assets of approximately $10,200,000 and $24,800,000, respectively.

 Equity Market Exposure
 ----------------------

 The primary  equity market risk to the Company comes from the nature of the variable  annuity and variable life products sold by the Company.  Various fees and charges  earned are  substantially  derived as a percentage of the market value of assets  under  management.  In a market  decline,  this income  would be  reduced.  This could be further  compounded  by customer  withdrawals,  net of applicable  surrender charge  revenues,  partially offset by transfers to the fixed option discussed  above.  A 10% decline in the market value of the assets  under  management  at December  31,  2000,  sustained throughout  2001,  would result in an approximate  drop in related annual fee income of $54,000,000.  This result was not materially different than the result obtained from the analysis performed as of December 31, 1999.

 Another equity market risk exposure of the Company relates to the guaranteed minimum death benefit  liability.  Declines in equity markets and  correspondingly  the performance of the underlying mutual funds,  increases the guaranteed minimum death  benefit  liabilities.  As discussed in Note 2D of the  consolidated  financial  statements,  the Company  utilizes
derivative   instruments  to  hedge  against  the  risk  of  significant  decreases  in  equity  markets.  Prior  to  the implementation of this program the Company utilized reinsurance to transfer this risk.

 The  Company  has a small  portfolio  of equity  investments;  mutual  funds  which are held in  support  of a  deferred compensation  program.  In the event of a decline in market values of underlying  securities,  the value of the portfolio would decline,  however the accrued benefits payable under the related deferred  compensation  program would decline by a corresponding amount.

 Estimates of interest rate risk and equity price risk were obtained using computer  models that take into  consideration various  assumptions  about the future.  Given the  uncertainty  of future  interest  rate  movements,  volatility in the equity markets and consumer behavior, actual results may vary from those predicted by the Company's models.

                                       AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                               INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of American Skandia Life Assurance Corporation
Shelton, Connecticut

We have audited the  consolidated  statements of financial  condition of American  Skandia Life Assurance  Corporation (the
"Company" which is a wholly-owned  subsidiary of Skandia  Insurance Company Ltd.) as of December 31, 2000 and 1999, and the
related  consolidated  statements  of  operations,  shareholder's  equity and cash flows for the three  year  period  ended
December 31, 2000.  These  consolidated  financial  statements  are the  responsibility  of the Company's  management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance  with auditing  standards  generally  accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material  misstatement.  An audit includes examining,  on a test basis,  evidence supporting the amounts and disclosures in the financial  statements.  An audit also includes  assessing the accounting  principles used and significant  estimates made by  management,  as well as  evaluating  the overall  financial  statement  presentation.  We believe  that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly,  in all material  respects,  the consolidated financial  position of American  Skandia Life Assurance  Corporation  at December 31, 2000 and 1999,  and the  consolidated results of their  operations  and their cash flows for each of the three  years in the period  ended  December  31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young

February 2, 2001
Hartford, Connecticut

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                      Consolidated Statements of Financial Condition
                                                      (in thousands)

                                        See notes to consolidated financial statements.

                                                                             As of December 31,
                                                                          2000                        1999
                                                                     ---------------            ----------------
ASSETS
------

Investments:
  Fixed maturities - at fair value                                          285,708             $       198,165                                                                                $
  Fixed maturities - at amortized cost                                                                    3,360
                                                                                  -
  Equity securities - at fair value                                          20,402                      16,404
  Derivative instruments
                                                                              3,015                         189
  Policy loans                                                                3,746                       1,270
                                                                      --------------              --------------
                                                                      --------------              --------------

    Total investments                                                       312,871                     219,388

Cash and cash equivalents                                                    76,499                      89,212
Accrued investment income                                                     5,209                       4,054
Deferred acquisition costs                                                1,398,192                   1,087,705
Reinsurance receivable                                                        3,642                       4,062
Receivable from affiliates                                                    3,327
                                                                                                              -
Income tax receivable
                                                                             34,620                           -
Income tax receivable - deferred                                                                         51,726
                                                                                  -
State insurance licenses                                                      4,113                       4,263
Fixed assets                                                                 10,737                       3,305
Other assets                                                                 96,403                      36,698
Separate account assets                                                  29,757,092                  29,381,166
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

  Total assets                                                       $   31,702,705             $    30,881,579
                                                                     ===============            ================
                                                                     ===============            ================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Liabilities:
Reserves for future insurance policy and contract benefits                  135,545             $        73,292                                                                                $
Drafts outstanding                                                           63,758                      51,059
Accounts payable and accrued expenses                                       137,040                     158,590
Income tax payable                                                                                       24,268
                                                                                  -
Income tax payable - deferred
                                                                              8,949                           -
Payable to affiliates
                                                                                  -                      68,736
Future fees payable to parent                                               934,410
                                                                                                        576,034
Short-term borrowing                                                         10,000                      10,000
Surplus notes                                                               159,000                     179,000
Separate account liabilities                                             29,757,092                  29,381,166
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

  Total liabilities                                                      31,205,794                  30,522,145
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

Shareholder's equity:
Common stock, $100 par value, 25,000 shares authorized,
    issued and outstanding                                                    2,500                       2,500
Additional paid-in capital                                                  287,329                     215,879
Retained earnings                                                           205,979                     141,162
Accumulated other comprehensive income (loss)                                 1,103                       (107)
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

    Total shareholder's equity                                              496,911                     359,434
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

    Total liabilities and shareholder's equity                           31,702,705             $    30,881,579                                                                                $
                                                                     ===============            ================

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                           Consolidated Statements of Operations
                                                      (in thousands)

                                        See notes to consolidated financial statements.

                                                                        For the Year Ended December 31,
                                                                   2000                  1999                 1998
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

REVENUES
--------

Annuity and life insurance charges and fees                  $                     $                    $
                                                                     424,578              289,989              186,211
Fee income                                                           130,610               83,243               50,839
Net investment income                                                 11,656               10,441               11,130
Premium income                                                         3,118                1,278                  874
Net realized capital (losses) gains                                    (688)                  578                   99
Other                                                                  2,348                1,832                  387
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

  Total revenues                                                     571,622              387,361              249,540
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                                    751                  612                  558
  Change in annuity and life insurance policy reserves                45,018                3,078                1,053
  Cost of minimum death benefit reinsurance
                                                                           -                2,945                5,144
  Return credited to contractowners                                    9,046               (1,639)              (8,930)
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

                                                                      54,815                4,996              (2,175)

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                         335,213              206,350              167,790
  Interest expense                                                    85,998               69,502               41,004
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

                                                                     421,211              275,852              208,794
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

  Total benefits and expenses                                        476,026              280,848              206,619
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

    Income from operations before income tax                          95,596              106,513               42,921

      Income tax expense
                                                                      30,779               30,344                8,154
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

        Net income                                           $                     $                    $
                                                                      64,817               76,169               34,767
                                                             ================      ===============      ===============
                                                             ================      ===============      ===============

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                      Consolidated Statements of Shareholder's Equity
                                                      (in thousands)

                                      See notes to consolidated financial statements.

                                                                   For the Year Ended December 31,
                                                               2000                 1999                  1998
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Common stock:
  Beginning balance                                      $                   $                     $
                                                                  2,500                 2,000                 2,000
  Increase in par value
                                                                      -                   500                     -
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance
                                                                  2,500                 2,500                 2,000
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Additional paid in capital:
  Beginning balance                                             215,879               179,889               151,527
  Transferred to common stock
                                                                      -                  (500)                    -
  Additional contributions                                       71,450                36,490                28,362
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance                                              287,329               215,879               179,889
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Retained earnings:
  Beginning balance                                             141,162                64,993                30,226
  Net income                                                     64,817                76,169                34,767
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance                                              205,979               141,162                64,993
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Accumulated other comprehensive income (loss):
  Beginning balance
                                                                  (107)                 3,535                   668
  Other comprehensive income (loss)
                                                                  1,210                (3,642)                2,867
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance
                                                                  1,103                 (107)                 3,535
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

      Total shareholder's equity                         $                   $                     $
                                                                496,911               359,434               250,417
                                                         ===============     =================     =================
                                                         ===============     =================     =================

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                           Consolidated Statements of Cash Flow
                                                      (in thousands)

                                      See notes to consolidated financial statements.

                                                                        For the Year Ended December 31,
                                                                  2000               1999                1998
                                                             -------------      --------------      -------------

Cash flow from operating activities:
  Net income                                                 $                  $                   $
                                                                   64,817              76,169             34,767
  Adjustments to reconcile net income to net
    cash used in operating activities:
      Amortization and depreciation
                                                                    7,565               1,495                251
      Deferred tax expense
                                                                   60,023             (10,903)           (14,242)
      Change in unrealized losses on derivatives
                                                                  (2,935)               3,749                  -
      Increase in policy reserves
                                                                   50,892               4,367              1,130
      (Decrease) increase in payable to affiliates
                                                                 (72,063)              69,897                166
      Change in income tax payable/receivable
                                                                 (58,888)              17,611              7,704
      Increase in other assets
                                                                 (59,987)             (32,954)            (1,173)
      Increase in accrued investment income
                                                                  (1,155)             (1,174)              (438)
      Decrease in reinsurance receivable
                                                                      420                 129              2,152
      Net increase in deferred acquisition costs
                                                                (310,487)            (366,198)          (174,804)
      (Decrease) increase in accounts payable and accrued
expenses                                                         (21,550)              66,763             20,637
      Increase in drafts outstanding
                                                                   12,699              22,118              9,663
      Change in foreign currency translation, net
                                                                    (101)                 701                (22)
      Net realized capital gain on expiration of derivatives
                                                                    (500)                   -                  -
      Net realized capital losses (gains)
                                                                      688               (578)                (99)
                                                             -------------      --------------      -------------

        Net cash used in operating activities                    (330,562)          (148,808)           (114,308)

                                                             -------------      --------------      -------------

Cash flow from investing activites:
      Purchase of fixed maturity investments
                                                                (380,737)            (99,250)            (31,828)
      Proceeds from sale and maturity of fixed
        maturity investments
                                                                  303,736              36,226              4,049
      Purchase of derivatives
                                                                  (6,722)             (4,974)                  -
      Purchase of shares in mutual funds
                                                                 (18,136)            (17,703)             (7,158)
      Proceeds from sale of shares in mutual funds
                                                                   8,345              14,657               6,086
      Purchase of fixed assets
                                                                  (7,348)             (3,178)                (18)
      Increase in policy loans
                                                                  (2,476)               (701)                118
                                                             -------------      --------------      -------------

        Net cash used in investing activities
                                                                (103,338)            (17,703)            (28,751)
                                                             -------------      --------------      -------------

Cash flow from financing activities:
      Capital contribution from parent
                                                                   51,450              22,490              8,362
      Increase in future fees payable to parent, net
                                                                  358,376             207,056            135,944
      Net deposits to (withdrawals from) contractowner
        accounts                                                   11,361               5,872            (5,696)
--------------------------------------------------------------------------      --------------      -------------

        Net cash provided by financing activities
                                                                  421,187             235,418            138,610
                                                             -------------      --------------      -------------

          Net (decrease) increase in cash and cash
            equivalents
                                                                 (12,713)              11,687            (4,449)
          Cash and cash equivalents at beginning of period
                                                                   89,212              77,525             81,974
                                                             -------------      --------------      -------------

            Cash and cash equivalents at end of period       $                  $                   $
                                                                   76,499              89,212             77,525
                                                             =============      ==============      =============

     Income taxes paid                                       $                  $                   $
                                                                   29,644              23,637             14,651
                                                             =============      ==============      =============

      Interest paid                                          $                  $                   $
                                                                   85,551              69,697             35,588
                                                             =============      ==============      =============

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements
                                                     December 31, 2000

1.       ORGANIZATION AND OPERATION

         American Skandia Life Assurance  Corporation (the "Company") is a wholly-owned  subsidiary of American  Skandia,
         Inc. ("ASI") whose ultimate parent is Skandia Insurance Company Ltd., ("SICL") a Swedish Corporation.

         The Company  develops  long-term  savings and retirement  products which are distributed  through its affiliated broker/dealer company,  American Skandia Marketing,  Incorporated ("ASM"). The Company currently issues variable and term life  insurance and variable,  fixed,  market value adjusted and immediate  annuities for  individuals, groups and qualified pension plans.

         The Company has 99.9%  ownership  in Skandia  Vida,  S.A. de C.V.  ("Skandia  Vida")  which is a life  insurance company  domiciled in Mexico.  Skandia Vida had total  shareholder's  equity of $4,402,000  and $4,592,000 as of
         December 31, 2000, and 1999,  respectively.  The Company considers Mexico an emerging market and has invested in the Skandia Vida  operations  with the  expectation  of generating  profits from long-term  savings  products in future years.  As such,  Skandia Vida has generated net losses of $2,540,000,  $2,523,000 and $2,514,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       Basis of Reporting
                  ------------------

                  The  accompanying  consolidated  financial  statements have been prepared in conformity with accounting principles  generally accepted in the United States.  Intercompany  transactions and balances have been eliminated in consolidation.

                  Certain  reclassifications  have been made to prior  year  amounts  to conform  with the  current  year presentation.

         B.       New Accounting Standard
                  -----------------------

                  The FASB has issued  Statement of Financial  Accounting  Standards No. 133,  "Accounting for Derivative
                  Instruments and Hedging  Activities",  as amended by SFAS 137 and SFAS 138 (collectively,  "SFAS 133").
                  SFAS 133 is  effective  for all fiscal  quarters of all fiscal  years  beginning  after June 15,  2000;
                  accordingly,  the Company  adopted SFAS 133 on January 1, 2001. This statement  establishes  accounting and reporting standards for derivative  instruments,  including certain derivative instruments embedded in other contracts,  and for hedging  activities.  SFAS No. 133 requires that all derivative  financial instruments  be measured at fair value and recognized in the statement of condition as either assets or liabilities.  Changes in the fair value of the  derivative  financial  instruments  will be reported in either earnings or comprehensive  income,  depending on the use of the derivative and whether or not it qualifies for hedge accounting.

                  Special hedge accounting  treatment is permitted only if specific criteria are met,  including that the hedging  relationship  be highly  effective both at inception and on an ongoing  basis.  Accounting for hedges  varies based on the type of hedge - fair value or cash flow.  Results of  effective  hedges are recognized in current  earnings for fair value hedges and in other  comprehensive  income for cash flow hedges. Ineffective portions of hedges are recognized immediately in earnings.

                                       AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The  derivative  instruments  held by the  Company in 2000 and 1999  consisted  of equity  put  options utilized to manage the market risk and reserve  fluctuations  associated  with the  guaranteed  minimum death benefit  ("GMDB").  The adoption of SFAS No. 133 did not have a material  effect on the Company's financial statements.

C.       Investments

                  The  Company  has   classified  its  fixed  maturity   investments   as  either   held-to-maturity   or
                  available-for-sale.  Investments  classified as  held-to-maturity  are investments that the Company has the ability and intent to hold to  maturity.  Such  investments  are carried at amortized  cost.  Those investments  which are  classified  as  available-for-sale  are  carried at fair  value and  changes in unrealized gains and losses are reported as a component of other comprehensive income.

                  The Company has classified its mutual fund investments held in support of a deferred  compensation plan
                  (see Note 13) as  available-for-sale.  Such  investments  are  carried  at fair  value and  changes  in unrealized gains and losses are reported as a component of other comprehensive income.

                  Policy loans are carried at their unpaid principal balances.

                  Realized  gains and losses on disposal of  investments  are  determined by the specific  identification method and are included in revenues.

         D.       Derivative Instruments
                  ----------------------

                  The Company uses derivative  instruments  which consist of equity option  contracts for risk management purposes,  and not for trading or speculation.  The Company hedges the market value fluctuations of the
                  GMDB exposure  embedded in its policy  reserves.  Premiums paid on option  contracts are amortized into net investment  income over the terms of the contracts.  The options are carried at amortized cost plus
                  intrinsic   value,   if  any,  at  the  valuation  date.  An  option  has  intrinsic  value  if  it  is
                  "in-the-money."  For a put option to be  "in-the-money,"  the  exercise  price must be greater than the value of the  underlying  index.  Changes in intrinsic  value are recorded as a component of the change in annuity and life insurance policy reserves consistent with changes in the GMDB reserve.

E.       Cash Equivalents
         ----------------

                  The Company  considers all highly liquid time deposits,  commercial paper and money market mutual funds purchased with a maturity at date of acquisition of three months or less to be cash equivalents.

F.       Fair Values of Financial Instruments
         ------------------------------------

                  The methods and assumptions used to determine the fair value of financial instruments are as follows:

                  Fair values of fixed  maturities  with  active  markets are based on quoted  market  prices.  For fixed maturities  that trade in less active  markets,  fair values are obtained from an  independent  pricing service.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  Fair values of investments in mutual funds are based on quoted market prices.

                  The intrinsic  value portion of the derivative  instrument is determined  based on the current value of the underlying index.

                  The carrying value of cash and cash equivalents  (cost)  approximates  fair value due to the short-term nature of these investments.

                  The carrying  value of  short-term  borrowings  (cost)  approximates  fair value due to the  short-term nature of these liabilities.

                  Fair values of certain financial  instruments,  such as future fees payable to parent and surplus notes are not readily determinable and are excluded from fair value disclosure requirements.

         G.       State Insurance Licenses
                  ------------------------

                  Licenses to do business in all states have been  capitalized  and  reflected at the  purchase  price of
                  $6,000,000  less  accumulated  amortization.  The  cost  of  the  licenses  is  being  amortized  on  a straight-line basis over 40 years.

         H.       Software Capitalization
                  -----------------------

                  The Company  capitalizes  certain costs  associated  with internal use software in accordance  with the
                  American  Institute  of  Certified  Public  Accountants   Statement  of  Position  98-1  ("SOP  98-1"),
                  "Accounting  for the Costs of Software  Developed  or Obtained for  Internal  Use.  The SOP,  which was adopted  prospectively as of January 1, 1999,  requires the capitalization of certain costs incurred in connection with developing or obtaining  internal use software.  Prior to the adoption of SOP 98-1, the
                  Company  expensed  all  internal use software  related  costs as incurred.  Details of the  capitalized software  costs,  which are  included in fixed  assets,  and related  amortization  for the years ended
                  December 31, are as follows:

                  (in thousands)                                              2000              1999
                                                                              ----              ----

                  Balance at beginning of year                               $2,920             $  -
                                                                             ------             ----

                  Software costs capitalized during the year                  4,804            3,035

                  Software costs amortized during the year                     (512)            (115)
                                                                               -----            -----

                                                                              4,292             2,920
                                                                              -----             -----

                  Balance at end of year                                     $7,212            $2,920
                                                                             ======            ======

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

         2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         I.       Income Taxes
                  ------------

                  The Company is included in the  consolidated  federal  income tax return and combined  state income tax return of an  upstream  company,  Skandia  AFS  Development  Holding  Corporation  and  certain  of its subsidiaries.  In  accordance  with the tax  sharing  agreement,  the  federal  and  state  income  tax provisions  are  computed on a separate  return basis as adjusted  for  consolidated  items such as net operating loss carryforwards.

                  Deferred  income  taxes  reflect  the net tax effects of  temporary  differences  between the  carrying amounts of assets and liabilities for financial  reporting purposes and the amounts used for income tax purposes.

         J.       Recognition of Revenue and Contract Benefits
                  --------------------------------------------

                  Revenues for variable  deferred  annuity  contracts  consist of charges against  contractowner  account values  for  mortality  and  expense  risks,  administration  fees,  surrender  charges  and an  annual maintenance fee per contract.  Benefit  reserves for variable annuity  contracts  represent the account value of the contracts and are included in the separate account liabilities.

                  Revenues for variable  immediate  annuity  contracts  with and without  life  contingencies  consist of certain  charges  against  contractowner  account  values  including  mortality  and expense  risks and administration  fees. Benefit reserves for variable  immediate annuity contracts  represent the account value of the contracts and are included in the separate account liabilities.

                  Revenues for market value  adjusted  fixed annuity  contracts  consist of separate  account  investment income  reduced by benefit  payments and changes in reserves in support of  contractowner  obligations, all of which are included in return credited to  contractowners.  Benefit  reserves for these contracts represent  the account  value of the  contracts,  and are included in the general  account  reserve for future contractowner benefits to the extent in excess of the separate account assets.

                  Revenues for immediate annuity contracts without life  contingencies  consist of net investment income.
                  Revenues for immediate  annuity  contracts with life  contingencies  consist of single premium payments recognized as annuity  considerations when received.  Benefit reserves for these contracts are based on the Society of Actuaries  1983 Table-a with  assumed  interest  rates that vary by issue year.  Assumed interest rates ranged from 6.25% to 8.25% at December 31, 2000 and 1999.

                  Revenues for variable life insurance contracts consist of charges against  contractowner account values for mortality and expense risk fees,  cost of insurance  fees,  taxes and  surrender  charges.  Certain contracts  also include  charges  against  premium to pay state  premium  taxes.  Benefit  reserves for variable life insurance  contracts represent the account value of the contracts and are included in the separate account liabilities.

                                       AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         K.       Deferred Acquisition Costs
                  --------------------------

                  The costs of acquiring new business,  which vary with and are  primarily  related to the  production of new  business,  are being  deferred,  net of  reinsurance.  These costs include  commissions,  costs of contract  issuance,  and certain  selling  expenses  that vary with  production.  These costs are being amortized  generally in proportion to expected gross profits from surrender  charges,  policy and asset based fees and  mortality  and expense  margins.  This  amortization  is adjusted  retrospectively  and prospectively  when  estimates  of current  and future  gross  profits to be  realized  from a group of products are revised.

                  Details of the deferred  acquisition  costs and related  amortization  for the years ended December 31, are as follows:

                          (in thousands)                                  2000             1999              1998
                                                                          ----             ----              ----

                  Balance at beginning of year                          $1,087,705       $721,507          $546,703
                                                                        ----------       --------          --------

                  Acquisition costs deferred during the year               495,103        450,059           261,432

                  Acquisition costs amortized during the year             (184,616)       (83,861)          (86,628)
                                                                          ---------      ------------       ---------

                                                                           310,487        366,198           174,804
                                                                     ----  -------        -------          --------

                  Balance at end of year                                $1,398,192     $1,087,705          $721,507
                                                                        ==========        ==========       ========

         L.       Reinsurance
                  -----------

                  The  Company  cedes   reinsurance   under  modified   co-insurance   arrangements.   These  reinsurance
                  arrangements  provide  additional  capacity  for growth in  supporting  the cash flow  strain  from the
                  Company's  variable  annuity and variable life insurance  business.  The  reinsurance is effected under quota share contracts.

                           The Company reinsured its exposure to market  fluctuations  associated with its GMDB liability in the first half of 1999 and in 1998.  Under this  reinsurance  agreement,  the Company ceded premiums of $2,945,000 and  $5,144,000;  received claim  reimbursements  of $242,000 and $9,000;  and,  recorded increases/(decreases) in reserves of ($2,763,000) and $323,000 in 1999 and 1998, respectively.

At December 31, 2000 and 1999, in accordance with the provisions of modified coinsurance agreements, the Company accrued $4,339,000 and $41,000, respectively, for amounts receivable from favorable reinsurance experience on certain blocks of variable annuity business.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         M.       Translation of Foreign Currency
                  -------------------------------

                  The financial  position and results of operations of Skandia Vida are measured  using local currency as the functional  currency.  Assets and liabilities are translated at the exchange rate in effect at each year-end.  Statements of income and  shareholder's  equity  accounts are translated at the average rate prevailing during the year.  Translation  adjustments  arising from the use of differing exchange rates from period to period are reported as a component of other comprehensive income.

         N.       Separate Accounts
                  -----------------

                  Assets and  liabilities  in Separate  Accounts  are included as separate  captions in the  consolidated statements of financial  condition.  Separate  Account assets  consist  principally of long term bonds, investments  in mutual funds,  short-term  securities and cash and cash  equivalents,  all of which are carried at fair value.  The  investments  are managed  predominately  through the Company's  investment advisory  affiliate,  American Skandia  Investment  Services,  Inc.  ("ASISI"),  utilizing various fund managers as sub-advisors.  The remaining  investments are managed by independent  investment firms. The contractowner  has the option of directing  funds to a wide  variety of mutual  funds.  The  investment risk on the  variable  portion of a  contract  is borne by the  contractowner.  A fixed  option  with a minimum  guaranteed  interest rate is also  available.  The Company is responsible  for the credit risk associated with these investments.

                  Included in Separate Account  liabilities are reserves of  $1,059,987,000  and $896,205,000 at December
                  31,  2000 and 1999,  respectively,  relating  to  annuity  contracts  for which  the  contractowner  is guaranteed a fixed rate of return.  Separate  Account  assets of  $1,059,987,000  and  $896,205,000  at
                  December  31,  2000 and 1999,  respectively,  consisting  of long term  bonds,  short-term  securities, transfers  due from the  general  account  and cash and cash  equivalents  are held in support of these annuity contracts, pursuant to state regulation.

         O.       Estimates
                  ---------

                  The preparation of financial statements in conformity with accounting  principles generally accepted in the United States  requires that  management  make estimates and  assumptions  that affect the reported amount of assets and  liabilities at the date of the financial  statements and the reported  amounts of revenues and expenses during the reporting period.  The more significant  estimates and assumptions are related to deferred  acquisition  costs and involve policy lapses,  investment  return and  maintenance expenses.  Actual results could differ from those estimates.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

3.       COMPREHENSIVE INCOME

         The components of comprehensive income, net of tax, for the years ended December 31 were as follows:

                           (in thousands)                                            2000          1999        1998
                                                                                     ----          ----        ----

         Net income                                                                 $64,817       $76,169    $34,767
         Other comprehensive income:
            Unrealized investment (losses) gains on
                available for sale securities                                        (1,681)       (3,438)     2,801
            Reclassification adjustment for realized losses (gains)
                included in investment income                                         2,957          (660)        88
                                                                                   ---------  -----   ----- ----------
            Net unrealized gains (losses) on securities                               1,276        (4,098)     2,889

            Foreign currency translation                                                (66)          456        (22)
                                                                                    -------     ---------- -----------

         Other comprehensive income (loss)                                             1,210       (3,642)     2,867
                                                                                   ---------       -------    ------

         Comprehensive income                                                        $66,027      $72,527    $37,634
                                                                                    =======       =======     =======

         The components of accumulated other comprehensive income, net of tax, as of December 31 were as follows:

                     (in thousands)                                                    2000          1999
                                                                                       ----          ----

        Unrealized investment gains (losses)                                          $1,021         ($255)
        Foreign currency translation                                                      82           148
                                                                                      ------         ------

        Accumulated other comprehensive income (loss)                                 $1,103         ($107)
                                                                                      ======         ======

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS

         The  amortized  cost,  gross  unrealized  gains/losses  and  estimated  fair  value  of  available-for-sale  and held-to-maturity  fixed  maturities  and  investments in mutual funds as of December 31, 2000 and 1999 are shown below.  All securities held at December 31, 2000 and 1999 were publicly traded.

         Investments in fixed maturities as of December 31, 2000 consisted of the following:

                       (in thousands)                                     Available-for-Sale
                                                                          ------------------

                                                                           Gross              Gross
                                                        Amortized        Unrealized        Unrealized         Fair
                                                           Cost            Gains             Losses          Value
                                                           ----            -----             ------          -----

         U.S. Government obligations                       $206,041        $4,445             $ (11)        $210,475

         Foreign government obligations                       2,791           195                 -            2,986

         Obligations of state and political
            subdivisions                                        253             1                 -              254

         Corporate securities                                72,237         1,565            (1,809)          71,993
                                                             ------         -----            -------          ------

             Totals                                        $281,322        $6,206           $(1,820)        $285,708
                                                           ========        ======           ========        ========

         The amortized cost and fair value of fixed maturities,  by contractual  maturity, at December 31, 2000 are shown below.

                       (in thousands)                        Available-for-Sale
                                                             ------------------

                                                          Amortized           Fair
                                                            Cost             Value
                                                            ----             -----

         Due in one year or less                              $ 7,005           $ 7,018

         Due after one through five years                     157,111           158,344

         Due after five through ten years                     107,729           110,469

         Due after ten years                                    9,477             9,877
                                                             --------          ---------

            Total                                            $281,322          $285,708
                                                             ========          ========

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS  (continued)

         Investments in fixed maturities as of December 31, 1999 consisted of the following:

                        (in thousands)                                            Available-for-Sale
                                                                                  ------------------

                                                                            Gross             Gross
                                                          Amortized       Unrealized       Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         U.S. Government obligations                      $ 81,183             $ -           $(678)          $ 80,505

         Obligations of state and political
            subdivisions                                       253               -              (3)               250

         Corporate securities                              121,859               -          (4,449)           117,410
                                                           -------                          -------           -------

             Totals                                       $203,295             $ -         $(5,130)          $198,165
                                                          ========             ===         ========          ========

                        (in thousands)                                            Held-to-Maturity
                                                                                  ----------------

                                                                            Gross             Gross
                                                          Amortized       Unrealized       Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         U.S. Government obligations                       $1,105             $ -              $ (1)         $1,104

         Corporate securities                               2,255               -               (15)          2,240
                                                           -------             --               ----         ------

             Totals                                        $3,360             $ -              $(16)         $3,344
                                                           ======             ===              =====         ======

         Proceeds  from  sales of fixed  maturities  during  2000,  1999 and 1998  were  $302,632,000,  $32,196,000,  and
         $999,000,  respectively.  Proceeds from maturities during 2000, 1999 and 1998 were $1,104,000,  $4,030,000,  and
         $3,050,000, respectively.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS (continued)

        The cost, gross unrealized gains/losses and fair value of investments in mutual funds at December 31, 2000 and 1999 are shown below:

                    (in thousands)                                          Gross             Gross
                                                                         Unrealized        Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         2000                                             $23,218           $ 372           $(3,188)           $20,402
                                                          =======           =====           ========           =======

         1999                                             $11,667          $4,763            $ (26)            $16,404
                                                          =======          ======            ======            =======

         Net realized investment gains (losses) were as follows for the years ended December 31:

                    (in thousands)                                           2000             1999            1998
                                                                             ----             ----            ----

         Fixed maturities:
           Gross gains                                                      $1,002            $ 253            $ -
           Gross losses                                                     (3,450)            (228)              (1)
         Investment in mutual funds:
           Gross gains                                                       1,913              990              281
           Gross losses                                                       (153)            (437)            (181)
                                                                          ---  -----     --    -----            -----

         Totals                                                             $ (688)           $ 578             $ 99
                                                                            =======           =====            ====

5.       NET INVESTMENT INCOME

         The sources of net investment income for the years ended December 31 were as follows:

                    (in thousands)                                           2000             1999            1998
                                                                             ----             ----            ----

         Fixed maturities                                                  $13,502           $ 9,461         $ 8,534
         Cash and cash equivalents                                            5,154            2,159           1,717
         Investment in mutual funds                                              99               32           1,013
         Policy loans                                                            97               31              45
         Derivative instruments                                              (6,939)          (1,036)              -
                                                                             -------          -------

         Total investment income                                             11,913           10,647          11,309

         Investment expenses                                                    257              206             179
                                                                             ------           ------          ------

         Net investment income                                              $11,656          $10,441         $11,130
                                                                           =======           =======         =======

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES

         The significant components of income tax expense for the years ended December 31 were as follows:

                       (in thousands)                                            2000             1999        1998
                                                                                 ----             ----        ----

         Current tax (benefit) expense                                         ($29,244)         $41,248      $22,384

         Deferred tax expense (benefit)                                          60,023          (10,904)     (14,230)
                                                                                -------         --------     -------

         Total income tax expense                                               $30,779          $30,344       $8,154
                                                                                 =======         =======       ======

         The tax effects of significant  items comprising the Company's  deferred tax balance as of December 31, 2000 and
         1999 are as follows:

                      (in thousands)                                                     2000                 1999
                                                                                         ----                 ----

         Deferred tax liabilities:
             Deferred acquisition costs                                              ($411,417)             ($321,873)
             Payable to reinsurers                                                     (29,985)               (26,733)
             Future contractowner benefits                                             (11,526)
                                                                                                           -
             Internal use software                                                      (2,524)
                                                                                                               (1,022)
             Policy fees                                                                (1,551)                (1,146)
             Net unrealized gains                                                         (550)
                                                                                                           -
             Foreign exchange translation                                                  (45)                   (80)
                                                                    ---------              ----  ---------        ----

             Total                                                                    (457,598)              (350,854)
                                                                                      ---------              ---------

         Deferred tax assets:
             Net separate account liabilities
                                                                                       421,662                333,521
             Future contractowner benefits
                                                                                             -                  3,925
             Other reserve differences
                                                                                         2,675                 39,645
             Deferred compensation
                                                                                        17,869                 18,844
             Surplus notes interest
                                                                                         5,536                  5,030
             Net unrealized losses
                                                                                             -                    137
             Other
                                                                                           907                  1,478
                                                                    --------               ---                  -----

             Total
                                                                                           -
                                                                                       448,649                402,580
                                                                                       -------                -------

             Income tax (payable) receivable - deferred                            ($   8,949)                $51,726
                                                                                    ===========               =======

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES (continued)

         The income tax expense was different from the amount computed by applying the federal  statutory tax rate of 35%
         to pre-tax income from continuing operations as follows:

                    (in thousands)                                                2000           1999           1998
                                                                                  ----           ----           ----

         Income (loss) before taxes
            Domestic                                                             $98,136      $109,036       $45,435
            Foreign                                                               (2,540)       (2,523)       (2,514)
                                                                                  -------    --- -------      -------
            Total                                                                 95,596       106,513        42,921

            Income tax rate                                                          35%            35%           35%
                                                                                -------         ------       --------

         Tax expense at federal statutory income tax rate                         33,459         37,280        15,022

         Tax effect of:
            Dividend received deduction                                           (7,350)        (9,572)       (9,085)
            Losses of foreign subsidiary                                             889            883           880

            Meals and entertainment                                                  841            664           487

            State income taxes                                                      (524)         1,071           673
            Other                                                                  3,464             18           177
                                                                                 --------     ----------     ---------

         Income tax expense                                                     $ 30,779       $ 30,344       $ 8,154
                                                                                ========       ========       =======

7.       COST ALLOCATION AGREEMENTS WITH AFFILIATES

         Certain  operating  costs  (including  personnel,  rental of office space,  furniture,  and equipment) have been charged to the Company at cost by American Skandia Information  Services and Technology  Corporation  ("ASIST"),
         an affiliated  company.  The Company has also charged  operating  costs to ASISI.  The total cost to the Company for these items was  $13,974,000,  $11,136,000,  and $7,722,000 for the years ended December 31, 2000,  1999 and
         1998,  respectively.  Income received for these items was  $11,186,000,  $3,919,000 and $1,355,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         Beginning in 1999, the Company was reimbursed by ASM for certain  distribution related costs associated with the sales of business  through an  investment  firm where ASM serves as an  introducing  broker  dealer.  Under this agreement,  the expenses  reimbursed  were  $5,842,000  and $1,441,000 for the years ended December 31, 2000 and
         1999. As of December 31, 2000 and 1999,  amounts  receivable  under this  agreement  were $492,000 and $245,000, respectively.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT

         In a series of  transactions  with ASI,  the  Company  transferred  certain  rights to receive  future  fees and contract  charges  expected  to be  realized  on variable  portions  of  designated  blocks of deferred  annuity contracts.

         The proceeds from the transfers  have been  recorded as a liability and are being  amortized  over the remaining surrender  charge period of the designated  contracts  using the interest  method.  The Company did not transfer the right to receive future fees and charges after the expiration of the surrender charge period.

         In connection with these transactions,  ASI issued collateralized notes in private placements, which are secured by the rights to receive future fees and charges purchased from the Company.

         Under the terms of the  Purchase  Agreements,  the rights  transferred  provide for ASI to receive a  percentage
         (60%, 80% or 100% depending on the underlying  commission  option) of future  mortality and expense  charges and contingent  deferred  sales charges,  after  reinsurance,  expected to be realized over the remaining  surrender charge period of the designated contracts (6 to 8 years).

         Payments  representing  fees and charges in the aggregate amount of  $219,454,000,  $131,420,000 and $69,226,000 were made by the Company to the Parent for the years  ended  December  31,  2000,  1999 and 1998,  respectively.
         Related  interest  expense of  $70,667,000,  $52,840,000  and  $22,978,000 has been included in the statement of income for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Commissioner of the State of Connecticut has approved the transfer of future fees and charges;  however,  in the event that the Company becomes subject to an order of liquidation or  rehabilitation,  the  Commissioner has the ability to stop the payments due to the Parent under the  Purchase  Agreement  subject to certain  terms and conditions.

         The present values of the transactions as of the respective effective date were as follows:

                              Closing      Effective          Contract Issue         Discount       Present
           Transaction         Date           Date                Period               Rate          Value
           -----------         ----           ----                ------               ----          -----

             1996-1           12/16/96         9/1/96        1/1/94  -   6/30/96       7.5%           $50,221
             1997-1            7/23/97         6/1/97        3/1/96  -   4/30/97       7.5%            58,767
             1997-2           12/30/97        12/1/97        5/1/95  -  12/31/96       7.5%            77,552
             1997-3           12/30/97        12/1/97        5/1/96  -  10/31/97       7.5%            58,193
             1998-1            6/30/98         6/1/98        1/1/97  -   5/31/98       7.5%            61,180
             1998-2           11/10/98        10/1/98        5/1/97  -   8/31/98       7.0%            68,573
             1998-3           12/30/98        12/1/98        7/1/96  -  10/31/98       7.0%            40,128
             1999-1            6/23/99         6/1/99        4/1/94  -   4/30/99       7.5%           120,632
             1999-2           12/14/99        10/1/99       11/1/98  -   7/31/99       7.5%           145,078
             2000-1            3/22/00         2/1/00        8/1/99  -   1/31/00       7.5%           169,459
             2000-2            7/18/00         6/1/00        2/1/00  -   4/30/00       7.25%           92,399
             2000-3           12/28/00        12/1/00        5/1/00  -  10/31/00       7.25%          107,291
             2000-4           12/28/00        12/1/00        1/1/98  -  10/31/00       7.25%          107,139

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT (continued)

         Expected payments of future fees payable to ASI as of December 31, 2000 are as follows:

                                                     Year Ended
               (in thousands)                        December 31,                          Amount
                                                     ------------                          ------

                                                         2001                             $164,892
                                                         2002                              169,511
                                                         2003                              165,626
                                                         2004                              151,516
                                                         2005                              128,053
                                                         2006 and thereafter               154,812
                                                                                           -------

                                                        Total                             $934,410
                                                                                          ========

9.       LEASES

         The Company  leases office space under a lease  agreement  established in 1989 with ASIST.  The Company  entered into a lease agreement for office space in Westminster,  Colorado,  effective January 1, 2001. Lease expense for
         2000, 1999 and 1998 was $6,593,000,  $5,003,000 and $3,588,000  respectively.  Future minimum lease payments per year and in aggregate as of December 31, 2000 are as follows:

                 (in thousands)          2001                              $6,487
                                         2002                               8,032
                                         2003                               8,098
                                         2004                               8,209
                                         2005                               8,756
                                         2006 and thereafter               51,922
                                                                       -----------

                                         Total                            $91,504
                                                                       ===========

10.      RESTRICTED ASSETS

         To comply with certain state insurance  departments'  requirements,  the Company maintains cash, bonds and notes on deposit with various  states.  The carrying value of these deposits  amounted to $4,636,000 and $4,868,000 as of December 31, 2000,  and 1999,  respectively.  These deposits are required to be maintained for the protection of contractowners within the individual states.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

11.      RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Statutory  basis  shareholder's  equity  was  $342,804,000  and  $286,385,000  at  December  31,  2000 and 1999,
         respectively.

         The statutory  basis net income for the year ended December 31, 2000 was  $11,550,000,  as compared to losses of
         $17,672,000 and $13,152,000 for the years ended December 31, 1999 and 1998, respectively.

         Under various state  insurance  laws, the maximum amount of dividends that can be paid to  shareholders  without prior approval of the state insurance  department is subject to restrictions  relating to statutory  surplus and net gain from operations.  At December 31, 2000, no amounts may be distributed without prior approval.

         On November 8, 1999,  the Board of  Directors  authorized  the Company to increase  the par value of its capital stock from $80 per share to $100 per share in order to comply  with  minimum  capital  levels as required by the
         California  Department  of  Insurance.  This  transaction  resulted in a  corresponding  decrease in paid in and contributed surplus of $500,000 and had no effect on capital and surplus.

12.      STATUTORY ACCOUNTING PRACTICES

         The National  Association of Insurance  Commissioners  ("NAIC") revised the Accounting  Practices and Procedures
         Manual in a process  referred to as  Codification.  The State of  Connecticut  has adopted the provisions of the revised manual,  which is effective January 1, 2001. The revised manual has changed, to some extent,  prescribed statutory  accounting  practices and will result in changes to the accounting practices that the Company uses to prepare its  statutory-basis  financial  statements.  The  adoption of the revised  accounting  practices is not expected to have a material adverse effect on the Company's statutory-basis capital and surplus.

13.      EMPLOYEE BENEFITS

         The Company has a 401(k) plan for which  substantially all employees are eligible.  Under this plan, the Company contributes 3% of salary for all  participating  employees and matches employee  contributions at a 50% level up to an additional  3% Company  contribution.  Company  contributions  to this plan on behalf of the  participants were $3,734,000, $3,164,000 and $2,115,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Company has a deferred  compensation  plan,  which is available to the internal  field  marketing  staff and certain officers.  Company contributions to this plan on behalf of the participants were $399,000,  $193,000 and
         $342,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Company and certain  affiliates  cooperatively  have a  long-term  incentive  program  under which units are awarded to  executive  officers  and other  personnel.  The Company and  certain  affiliates  also have a profit sharing program which benefits all employees below the officer level.  These programs  consist of multiple plans with new plans  instituted  each year.  Generally,  participants  must  remain  employed  by the  Company or its affiliates at the time such units are payable in order to receive any payments  under the programs.  The accrued liability  representing  the value of these units was  $31,632,000  and  $42,619,000 as of December 31, 2000 and
         1999,  respectively.  Payments  under these programs were  $13,542,000,  $4,079,000 and $2,407,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                 (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

14.      REINSURANCE

         The effect of reinsurance for the years ended December 31, 2000, 1999 and 1998 is as follows:

         (in thousands)                                       2000
                                                              ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $477,802                      $45,784                      $13,607
        Ceded                             (53,224)                        (766)                      (4,561)
                                         --------                       ------                      -------
        Net                              $424,578                      $45,018                      $ 9,046
                                         ========                      =======                      =======

                                                           1999
                                                           ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $326,670                       $4,151                      ($1,382)
        Ceded                             (36,681)                      (1,073)                        (257)
                                         --------                      -------                        -----
        Net                              $289,989                       $3,078                      ($1,639)
                                         ========                       ======                      ========

                                                           1998
                                                           ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $215,425                       $ 691                       ($8,921)
        Ceded                             (29,214)                        362                            (9)
                                         --------                         ---                      ---------
        Net                              $186,211                      $1,053                       ($8,930)
                                         ========                      ======                       ========

         In December 2000, the Company entered into a modified  coinsurance  agreement with SICL effective  January 1996.
         During 2000, ceded premiums received net of commission  expenses and reserve  adjustments were  $10,360,000.  At
         December 31, 2000, $6,109,000 was payable to SICL under this agreement.

         Such ceded  reinsurance  does not relieve the Company of its obligations to  policyholders.  The Company remains liable to its  policyholders  for the  portion  reinsured  to the extent  that any  reinsurer  does not meet its obligations assumed under the reinsurance agreements.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

15.      SURPLUS NOTES

The Company has issued surplus notes to its Parent in exchange for cash.  Surplus notes outstanding as of December 31, 2000 and 1999 were as follows:

              (in thousands)
                                                                                            Interest for the
         ---------------------------------
                                            Interest       2000         1999           Years Ended December 31,
         ---------------------------------
                 Issue Date                   Rate        Amount       Amount         2000       1999        1998
                 ----------                   ----        ------       ------         ----       ----        ----
         ---------------------------------

         ---------------------------------
         December 29, 1993                   6.84%              -               -           -           -       1,387

         ---------------------------------
         February 18, 1994                   7.28%                         10,000         732         738         738
                                                      -
         ---------------------------------
         March 28, 1994                      7.90%                         10,000         794         801         801
                                                      -
         ---------------------------------
         September 30, 1994                  9.13%          15,000         15,000       1,392       1,389       1,389
         ---------------------------------
         December 28, 1994                   9.78%                              -           -       1,308       1,388
                                                           -
         ---------------------------------
         December 19, 1995                   7.52%          10,000         10,000         765         762         762
         ---------------------------------
         December 20, 1995                   7.49%          15,000         15,000       1,142       1,139       1,139
         ---------------------------------
         December 22, 1995                   7.47%           9,000          9,000         684         682         682
         ---------------------------------
         June 28, 1996                       8.41%          40,000         40,000       3,420       3,411       3,411
         ---------------------------------
         December 30, 1996                   8.03%          70,000         70,000       5,715       5,698       5,699
                                                      ---   ------  ---    ------ ---   ----- ---   ----- ---   -----
         ---------------------------------

         Total                                            $159,000       $179,000     $14,644     $15,928     $17,396
                                                          ========       ========     =======     =======     =======
         ---------------------------------

         Surplus notes for  $10,000,000  dated February 18, 1994 and  $10,000,000  dated March 28, 1994 were converted to additional  paid-in  capital on December 27, 2000. A surplus note for  $14,000,000  dated  December 28, 1994 was converted to  additional  paid-in  capital on December 10, 1999.  All surplus  notes mature seven years from the issue date.

         Payment of interest  and  repayment of principal  for these notes is subject to certain  conditions  and require approval by the Insurance  Commissioner of the State of Connecticut.  At December 31, 2000 and 1999, $15,816,000
         and  $14,372,000,  respectively,  of accrued  interest on surplus notes was not approved for payment under these criteria.

16.      SHORT-TERM BORROWING

         The  Company  had a  $10,000,000  short-term  loan  payable to ASI at  December  31,  2000 and 1999 as part of a revolving  loan  agreement.  The loan has an  interest  rate of 7.13% and matures on March 12,  2001.  The total interest  expense to the Company was $687,000,  $585,000 and $622,000 and for the years ended December 31, 2000,
         1999 and 1998,  respectively.  Accrued  interest  payable was  $222,000 and $197,000 as of December 31, 2000 and
         1999, respectively.

17.      CONTRACT WITHDRAWAL PROVISIONS

         Approximately  99% of the Company's  separate  account  liabilities are subject to  discretionary  withdrawal by contractowners  at market value or with market value  adjustment.  Separate  account assets which are carried at fair value are adequate to pay such withdrawals  which are generally  subject to surrender  charges ranging from
         10% to 1% for contracts held less than 10 years.

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

18.      SEGMENT REPORTING

         In recent years, in order to complete the array of products  offered by the Company and its affiliates to meet a wide variety of financial planning,  the Company developed the variable life insurance and qualified  retirement plan annuity  products.  Assets under  management and sales for the products other than variable  annuities have not been  significant  enough to warrant full segment  disclosures as required by SFAS 131,  "Disclosures  about
         Segments of an Enterprise and Related Information."

                                        AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  Notes to Consolidated Financial Statements (continued)

19.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes information with respect to the operations of the Company on a quarterly basis:

        (in thousands)                                                       Three months Ended

                                                            March 31     June 30      September 30     December 31
                                                            --------     -------      ------------     -----------
        2000
        Premiums and other insurance
           revenues                                        $137,255       $139,317           $147,923         $136,159
        Net investment income                                 2,876          3,628              4,186              966

        Net realized capital gains (losses)                     729         (1,436)              (858)             877
                                                            -------        -------             -----           -------
        Total revenues                                      140,860         141,509            151,251         138,002
        Benefits and expenses                               106,641         121,356            137,514         110,515
                                                            -------        --------           --------         -------
        Pre-tax net income                                   34,219          20,153             13,737          27,487

        Income taxes                                         10,038           5,225              3,167          12,349
                                                             ------         ---------          ------          ------

        Net income                                          $24,181         $14,928            $10,570         $15,138
                                                            =======         =======            =======         =======

        1999
        Premiums and other insurance
           revenues                                          $78,509         $88,435           $97,955        $111,443
        Net investment income                                  2,654           2,842             2,735           2,210

        Net realized capital gains                               295              25               206              52
                                                             -------       ---------           -------       ---------

        Total revenues                                        81,458          91,302           100,896         113,705
        Benefits and expenses                                 64,204          67,803            71,597          77,244
                                                              ------        ---------          -------          ------

        Pre-tax net income                                    17,254           23,499           29,299          36,461

        Income taxes                                           3,844            7,142            7,898          11,460
                                                              ------           ------        ----------         -------

        Net income                                          $ 13,410        $ 16,357          $ 21,401        $ 25,001
                                                            ========        ========          ========        ========

        1998
        Premiums and other insurance
           revenues                                          $50,593        $57,946             $62,445        $67,327
        Net investment income                                  3,262          2,410               2,469          2,989

        Net realized capital gains (losses)                      156             13                 (46)           (24)
                                                             -------        --------             -------       --------

        Total revenues                                        54,011         60,369              64,868         70,292
        Benefits and expenses                                 46,764         42,220              48,471         69,164
                                                              ------         ------              -------        -------
        Pre-tax net income                                     7,247         18,149              16,397          1,128
        Income taxes                                           1,175          4,174               2,223            582
                                                               -----          -----              ------        -------

        Net income                                            $6,072        $13,975             $14,174       $    546
                                                              ======        =======             =======        ========

                       APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B

The Unit Prices and number of Units in the  Sub-accounts  that  commenced  operations  prior to January 1, 2001 are shown below. All or some of these  Sub-accounts  were available during the periods shown as investment  options for other variable  annuities we offer pursuant to different  prospectuses.  The Insurance  Charge assessed against the
Sub-accounts  under the terms of those other variable  annuities are the same as the charges  assessed against such
Sub-accounts under the Annuity offered pursuant to this Prospectus.

         Unit  Prices And  Numbers  Of Units:  The  following  table  shows:  (a) the Unit  Price,  as of the dates shown,  for Units in each of the Class 1  Sub-accounts  of Separate  Account B that commenced  operations  prior to
January 1, 2001 and are being  offered  pursuant to this  Prospectus  or which we offer  pursuant to certain  other prospectuses;  and (b) the number of Units  outstanding in each such  Sub-account  as of the dates shown.  The year in which  operations  commenced  in each such  Sub-account  is noted in  parentheses.  To the extent a  Sub-account commenced  operations  during a particular  calendar year, the Unit Price as of the end of the period reflects only the partial year results from the  commencement  of operations  until  December 31st of the  applicable  year.  The portfolios in which a particular  Sub-account  invests may or may not have commenced  operations  prior to the date such Sub-account commenced operations.  The initial offering price for each Sub-account was $10.00.

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
-----------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Founders
Passport (1)
(1994)
Unit Price                    $16.12       23.45      12.54      11.46      11.39       10.23          -          -         -        -
Number of Units           16,245,805   8,818,599  9,207,623  9,988,104  9,922,698   2,601,283          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Scudder Japan (2)
(2000)
Unit Price                     $8.25           -          -          -          -           -          -          -         -        -
Number of Units               84,394           -          -          -          -           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST AIM
International Equity
(3)
(1989)                        $31.88       43.99      27.18      22.95      19.70       18.23      16.80      16.60     12.37    13.69
Unit Price                19,112,622  16,903,883 17,748,560 17,534,233 17,220,688  14,393,137 14,043,215  9,063,464 1,948,773 1,092,902
Number of Units
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
International Growth
(1997)
Unit Price                    $17.92       21.66      13.30      11.35          -           -          -          -         -        -
Number of Units           17,007,352   6,855,601  5,670,336  2,857,188          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Global
Equity
(1999)
Unit Price                    $10.08       11.01          -          -          -           -          -          -         -        -
Number of Units            2,803,013     116,756          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Janus Small-Cap
Growth (5)
(1994)
Unit Price                    $21.51       42.08      17.64      17.28      16.54       13.97      10.69          -         -        -
Number of Units           25,535,093  32,134,969 15,003,001 14,662,728 12,282,211   6,076,373  2,575,105          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Scudder Small-
Cap Growth (6)
(1999)
Unit Price                    $11.98       15.37          -          -          -           -          -          -         -        -
Number of Units           63,621,279  53,349,003          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
------------------------------------------------------------------------------------------------------------------------------
AST Federated
Aggressive Growth (2)
(2000)
Unit Price                     $9.08           -          -          -          -           -          -          -         -        -
Number of Units              196,575           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs
Small-Cap Value (7)
(1998)
Unit Price                    $13.95       10.57       9.85          -          -           -          -          -         -        -
Number of Units           15,193,053   6,597,544  4,081,870          -          -           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Gabelli Small-Cap
Value (8)
(1997)
Unit Price                    $13.35       11.11      11.20      12.70          -           -          -          -         -        -
Number of Units           23,298,524  21,340,168 24,700,211 14,612,510          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Janus Mid-Cap
Growth (9)
(2000)
Unit Price                     $6.58           -          -          -          -           -          -          -         -        -
Number of Units            9,426,102           -          -          -          -           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Neuberger
Berman
Mid-Cap Growth (10)
(1994)
Unit Price                    $25.90       28.58      19.15      16.10      13.99       12.20       9.94          -         -        -
Number of Units           26,517,850  13,460,525 13,389,289 11,293,799  9,563,858   3,658,836    301,267          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Neuberger
Berman
Mid-Cap Value (11)
(1993)
Unit Price                    $21.09       16.78      16.10      16.72      13.41       12.20       9.81      10.69         -        -
Number of Units           44,558,699  37,864,586 16,410,121 11,745,440  9,062,152   8,642,186  7,177,232  5,390,887         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Alger All-Cap
Growth
(2000)
Unit Price                     $6.74           -          -          -          -           -          -          -         -        -
Number of Units           28,229,631           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Gabelli All-Cap
Value (2)
(2000)
Unit Price                    $10.06           -          -          -          -           -          -          -         -        -
Number of Units            1,273,094           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Kinetics
Internet (2)
(2000)
Unit Price                     $8.01           -          -          -          -           -          -          -         -        -
Number of Units              116,363           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Natural Resources
(1995)
Unit Price                    $19.86       15.88      12.57      14.46      14.19       11.01          -          -         -        -
Number of Units            6,520,983   6,201,327  5,697,453  7,550,076  6,061,852     808,605          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Alliance
Growth (12)
(1996)
Unit Price                    $17.38       20.44      15.48      12.33      10.89           -          -          -         -        -
Number of Units           25,796,792  17,059,819 19,009,242 18,736,994  4,324,161           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Growth
(1999)
Unit Price                    $10.38       11.27          -          -          -           -          -          -         -        -
Number of Units            7,515,486     409,467          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Marsico Capital
Growth
(1997)
Unit Price                    $17.81       21.06      14.00      10.03          -           -          -          -         -        -
Number of Units           94,627,691  78,684,943 40,757,449    714,309          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST JanCap Growth
(1992)
Unit Price                    $41.14       60.44      39.54      23.83      18.79       14.85      10.91      11.59     10.51        -
Number of Units           99,250,773  94,850,623 80,631,598 62,486,302 46,779,164  28,662,737 22,354,170 13,603,637 1,476,139        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Janus Strategic
Value (2)
(2000)
Unit Price                     $9.82           -          -          -          -           -          -          -         -        -
Number of Units              586,058           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Cohen & Steers
Realty
(1998)
Unit Price                    $10.39        8.35       8.28          -          -           -          -          -         -        -
Number of Units           11,891,188   6,224,365  3,771,461          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Sanford Bernstein
Managed Index 500 (13)
(1998)
Unit Price                    $13.55       15.08      12.61          -          -           -          -          -         -        -
Number of Units           48,835,089  39,825,951 22,421,754          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
Income & Growth (14)
(1997)
Unit Price                    $14.24       16.19      13.35      12.06          -           -          -          -         -        -
Number of Units           32,388,202  21,361,995 13,845,190  9,523,815          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Alliance Growth
and Income (15)
(1992)
Unit Price                    $28.72       27.60      24.11      21.74      17.79       15.22      11.98      11.88     10.60        -
Number of Units           53,536,296  52,766,579 47,979,349 42,197,002 28,937,085  18,411,759  7,479,449  4,058,228   956,949        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Growth with
Income
(1999)
Unit Price                    $10.36       10.49          -          -          -           -          -          -         -        -
Number of Units            6,937,627     741,323          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST INVESCO Equity
Income
(1994)
Unit Price                    $22.01       21.31      19.34      17.31      14.23       12.33       9.61          -         -        -
Number of Units           50,171,495  46,660,160 40,994,187 33,420,274 23,592,226  13,883,712  6,633,333          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST AIM Balanced (16)
(1993)
Unit Price                    $19.98       21.19      17.78      15.98      13.70       12.49      10.34      10.47         -        -
Number of Units           30,290,413  23,102,272 22,634,344 22,109,373 20,691,852  20,163,848 13,986,604  8,743,758         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
Strategic Balanced
(1997)
Unit Price                    $14.23       14.90      13.37      11.18          -           -          -          -         -        -
Number of Units           14,498,180  13,944,535  6,714,065  2,560,866          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Asset Allocation
(1994)
Unit Price                    $19.33       19.70      18.12      15.53      13.30       11.92       9.80          -         -        -
Number of Units           19,704,198  22,002,028 18,469,315 13,524,781  8,863,840   4,868,956  2,320,063          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Global Bond (17)
(1994)
Unit Price                    $10.49       10.69      11.82      10.45      10.98       10.51       9.59          -         -        -
Number of Units           11,219,503  12,533,037 12,007,692 12,089,872  8,667,712   4,186,695  1,562,364          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST Federated High
Yield
(1994)
Unit Price                    $12.80       14.38      14.30      14.13      12.62       11.27       9.56          -         -        -
Number of Units           36,914,825  41,588,401 40,170,144 29,663,242 15,460,522   6,915,158  2,106,791          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Lord Abbett
Bond-Debenture (2)
(2000)
Unit Price                    $10.12           -          -          -          -           -          -          -         -        -
Number of Units              650,253           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST PIMCO Total
Return Bond
(1994)
Unit Price                    $14.40       13.09      13.43      12.44      11.48       11.26       9.61          -         -        -
Number of Units           82,545,240  73,530,507 64,224,618 44,098,036 29,921,643  19,061,840  4,577,708          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST PIMCO Limited
Maturity Bond
(1995)
Unit Price                    $12.79       11.96      11.73      11.26      10.62       10.37          -          -         -        -
Number of Units           31,046,956  32,560,943 28,863,932 25,008,310 18,894,375  15,058,644          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
AST Money Market
(1992)
Unit Price                    $12.94       12.38      12.00      11.57      11.16       10.77      10.35      10.12     10.01        -
Number of Units          172,493,206 187,609,708 75,855,442 66,869,998 42,435,169  30,564,442 27,491,389 11,422,783   457,872        -

The Montgomery
Variable Series - MV
Emerging Markets
(1996)
Unit Price                     $7.09       10.06       6.19      10.05      10.25           -          -          -         -        -
Number of Units           12,899,472  12,060,036 10,534,383 10,371,104  2,360,940           -          -          -         -        -

Wells Fargo Variable
Trust - Equity Income
(1999)
Unit Price                    $10.05        9.96          -          -          -           -          -          -         -        -
Number of Units              502,986     136,006          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Variable
Trust - Equity Value
(1998)
Unit Price                     $9.56        9.17       9.53         -           -          -          -           -         -        -
Number of Units            4,442,888   2,826,839  1,148,849         -           -          -          -           -         -        -

INVESCO VIF -
Technology
(1999)
Unit Price                    $12.48       16.52          -          -          -           -          -          -         -        -
Number of Units           29,491,113   4,622,242          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Health Sciences
(1999)
Unit Price                    $14.59       11.34          -          -          -           -          -          -         -        -
Number of Units           19,381,405     786,518          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Financial Services
(1999)
Unit Price                    $14.04       11.41          -          -          -           -          -          -         -        -
Number of Units           14,091,636     759,104          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Telecommunications
(1999)
Unit Price                    $11.05       15.17          -          -          -           -          -          -         -        -
Number of Units           17,856,118   4,184,526          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Dynamics
(1999)
Unit Price                    $13.23       13.91          -          -          -           -          -          -         -        -
Number of Units           11,409,827   2,022,585          -          -          -           -          -          -         -        -

---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------------
                          2000       1999        1998        1997         1996       1995        1994       1993      1992      1991
----------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA - Omega
(2000)
Unit Price                   $7.98          -          -             -          -           -          -          -         -         -
Number of Units          1,637,475          -          -             -          -           -          -          -         -         -
----------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA - Equity
Index
(2000)
Unit Price                   $9.47          -          -             -          -           -          -          -         -         -
Number of Units            302,954          -          -             -          -           -          -          -         -         -
----------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA -
Foundation
(2000)
Unit Price                   $9.65          -          -             -          -           -          -          -         -         -
Number of Units            755,890          -          -             -          -           -          -          -         -         -
----------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA - Global
Leaders
(1999)
Unit Price                  $10.55      11.72          -             -          -           -          -          -         -         -
Number of Units            887,758     23,100          -             -          -           -          -          -         -         -
----------------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA -
Special Equity
(1999)
Unit Price                 $11.01       12.19          -             -          -           -          -          -         -         -
Number of Units         1,731,145     152,341          -             -          -           -          -          -         -         -
----------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA -
Capital Growth
(2000)
Unit Price                 $12.35           -          -             -          -           -          -          -         -         -
Number of Units           268,886           -          -             -          -           -          -          -         -         -
----------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA - Blue
Chip
(2000)
Unit Price                  $8.99           -          -             -          -           -          -          -         -         -
Number of Units           351,338           -          -             -          -           -          -          -         -         -
----------------------------------------------------------------------------------------------------------------------------------------

ProFund VP -
Europe 30
(1999)
Unit Price                    $10.52       12.24          -          -          -           -          -          -         -        -
Number of Units            2,327,562     273,963          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
ProFund VP -
UltraSmall-Cap (18)
(1999)
Unit Price                     $9.18       11.96          -          -          -           -          -          -         -        -
Number of Units            3,258,574     813,904          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           2000         1999        1998       1997       1996       1995        1994       1993      1992      1991
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
ProFund VP -
UltraOTC
(1999)
Unit Price                     $6.19       23.58          -          -          -           -          -          -         -        -
Number of Units           17,597,528   2,906,024          -          -          -           -          -          -         -        -

First Trust(R)10
Uncommon Values (19)
(2000)
Unit Price                     $7.43           -          -          -          -           -          -          -         -        -
Number of Units            2,690,435           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

1.       Effective October 15, 1996,  Founders Asset Management,  Inc. became  Sub-advisor of the Portfolio.  Prior to October 15, 1996,  Seligman  Henderson Co. served as  Sub-advisor of the  Portfolio,  then named  "Seligman
     Henderson International Small Cap Portfolio."
2.       These Portfolios were first offered as Sub-accounts on October 23, 2000.
3.       Effective  May 3, 1999, A I M Capital  Management,  Inc.  became  Sub-advisor  of the  Portfolio.  Between
     October 15, 1996 and May 3, 1999, Putnam Investment  Management,  Inc. served as Sub-advisor of the Portfolio, then named "AST Putnam  International  Equity."  Prior to October 15, 1996,  Seligman  Henderson Co. served as
     Sub-advisor of the Portfolio, then named "Seligman Henderson International Equity Portfolio."
4.       Effective  May  1,  2000,  American  Century  Investment  Management,   Inc.  became  Sub-advisor  of  the
     Portfolio.  Prior to May 1,  2000,  Rowe  Price-Fleming  International,  Inc.  served  as  Sub-advisor  of the
     Portfolio, then named "AST T. Rowe Price International Equity Portfolio."
5.       Effective  December 31, 1998,  Janus Capital  Corporation  became  Sub-advisor of the Portfolio.  Prior to
     December  31,  1998,  Founders  Asset  Management,  LLC served as  Sub-advisor  of the  Portfolio,  then named
     "Founders Capital Appreciation Portfolio."
6.       Effective  May  1,  2001,  the  name  of the  portfolio  changed  to the  "AST  Scudder  Small-Cap  Growth
     Portfolio".  Prior to May 1, 2001 the Portfolio was named "AST Kemper Small-Cap Growth Portfolio."
7.       Effective May 1, 2001,  Goldman Sachs Asset Management became  Sub-advisor of the Portfolio.  Prior to May
     1, 2001,  Lord,  Abbett & Co. served as Sub-advisor  of the  Portfolio,  then named "AST Lord Abbett Small Cap
     Value."
8.       Effective October 23, 2000, GAMCO Investors,  Inc. became  Sub-advisor of the Portfolio.  Prior to October
     23, 2000, T. Rowe Price  Associates,  Inc.  served as Sub-advisor  of the  Portfolio,  then named "AST T. Rowe
     Price Small Company Value Portfolio."
9.       This Portfolio was first offered as a Sub-account on May 1, 2000.
10.      Effective May 1, 1998,  Neuberger Berman Management,  Inc. became  Sub-advisor of the Portfolio.  Prior to
     May 1, 1998,  Berger  Associates,  Inc.  served as Sub-advisor of the  Portfolio,  then named "Berger  Capital
     Growth Portfolio."
11.      Effective May 1, 1998,  Neuberger Berman Management,  Inc. became  Sub-advisor of the Portfolio.  Prior to
     May 1, 1998,  Federated  Investment  Counseling served as Sub-advisor of the Portfolio,  then named "Federated
     Utility Income Portfolio."
12.      Effective May 1, 2000,  Alliance Capital  Management,  L.P. became  Sub-advisor of the Portfolio.  Between
     December 31, 1998 and May 1, 2000,  OppenheimerFunds,  Inc. served as Sub-advisor of the Portfolio, then named
     "AST  Oppenheimer  Large-Cap  Growth  Portfolio."  Prior to December 31, 1998,  Robertson,  Stephens & Company
     Investment  Management,  L.P. served as Sub-advisor of the Portfolio,  then named "Robertson  Stephens Value +
     Growth Portfolio."
13.      Effective May 1, 2000,  Sanford C. Bernstein & Co., Inc.  became  Sub-advisor  of the Portfolio.  Prior to
     May 1, 2000,  Bankers Trust Company  served as  Sub-advisor  of the  Portfolio,  then named "AST Bankers Trust
     Managed Index 500 Portfolio."
14.      Effective  May  3,  1999,  American  Century  Investment  Management,   Inc.  became  Sub-advisor  of  the
     Portfolio.  Between  October  15,  1996  and  May 3,  1999,  Putnam  Investment  Management,  Inc.  served  as
     Sub-advisor of the Portfolio, then named "AST Putnam Value Growth & Income."
15.      Effective May 1, 2000,  Alliance Capital  Management,  L.P. became Sub-advisor of the Portfolio.  Prior to
     May 1, 2000,  Lord,  Abbett & Co. served as Sub-advisor  of the Portfolio,  then named "AST Lord Abbett Growth and Income Portfolio."
16.      Effective  May 3, 1999, A I M Capital  Management,  Inc.  became  Sub-advisor  of the  Portfolio.  Between
     October 15, 1996 and May 3, 1999, Putnam Investment  Management,  Inc. served as Sub-advisor of the Portfolio, then named "AST Putnam  Balanced."  Prior to October 15, 1996,  Phoenix  Investment  Counsel,  Inc.  served as
     Sub-advisor of the Portfolio, then named "AST Phoenix Balanced Asset Portfolio."
17.      Effective  August 8,  2000,  T. Rowe  Price  International,  Inc.  became  Sub-advisor  of the  Portfolio.
     Effective  May 1,  2000,  the name of the  Portfolio  was  changed  to the "AST T. Rowe  Price  Global  Bond".
     Effective May 1, 1996, Rowe Price-Fleming  International,  Inc. became Sub-advisor of the Portfolio.  Prior to
     May 1, 1996,  Scudder,  Stevens & Clark, Inc. served as Sub-advisor of the Portfolio,  then named "AST Scudder
     International Bond Portfolio."
18.      Prior to May 1, 2000, ProFund VP UltraSmall-Cap was named "ProFund VP Small Cap" and sought daily investment results that corresponded to the performance of the Russell 2000(R)Index.
19.      This Portfolio was first offered as a Sub-account on July 3, 2000.

                                APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS

Examples of Enhanced Beneficiary Protection Optional Death Benefit Calculation
The following are examples of how the Enhanced  Beneficiary  Protection Optional Death Benefit is calculated.  Each example  assumes that a $50,000  initial  Purchase  Payment is made and that no  withdrawals  are made prior to the
Owner's  death.  Each example  assumes that there is one Owner who is age 50 on the Issue Date and that all Account
Value is maintained in the variable investment options.

NOTE:  The  examples  below do not include  Credits  which may be  recovered  by  American  Skandia  under  certain circumstances.

Example with market increase
Assume that the Owner's  Account  Value has been  increasing  due to positive  market  performance.  On the date we receive  due proof of death,  the Account  Value is $75,000.  The basic  Death  Benefit is  calculated  as Purchase
Payments minus  proportional  withdrawals,  or Account  Value,  which ever is greater.  Therefore,  the basic Death
Benefit is equal to $75,000.  The Enhanced  Beneficiary  Protection  Optional  Death Benefit is equal to the amount payable under the basic Death  Benefit  ($75,000)  PLUS 50% of the "Death  Benefit  Amount" less Purchase  Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $75,000
         Basic Death Benefit =      $75,000
         Death Benefit Amount =     $75,000 - $50,000 = $25,000

         Amount Payable Under Enhanced Beneficiary Protection Optional Death Benefit =  $75,000    +    $12,500   =
$87,500

Examples with market decline
Assume that the Owner's  Account Value has been  decreasing due to declines in market  performance.  On the date we receive  due proof of death,  the Account  Value is $45,000.  The basic  Death  Benefit is  calculated  as Purchase
Payments minus  proportional  withdrawals,  or Account  Value,  which ever is greater.  Therefore,  the basic Death
Benefit is equal to $50,000.  The Enhanced  Beneficiary  Protection  Optional  Death Benefit is equal to the amount payable under the basic Death  Benefit  ($50,000)  PLUS 50% of the "Death  Benefit  Amount" less Purchase  Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $40,000
         Basic Death Benefit =      $50,000
         Death Benefit Amount =     $50,000 - $50,000 = $0

         Amount Payable Under Enhanced Beneficiary Protection Optional Death Benefit =  $50,000 + $0 = $50,000

         In this  example  you would  receive no  additional  benefit  from  purchasing  the  Enhanced  Beneficiary
         Protection Optional Death Benefit.

Examples of Guaranteed Minimum Death Benefit Calculation
The following are examples of how the  Guaranteed  Minimum Death Benefit is calculated.  Each example  assumes that a $50,000  initial  Purchase  Payment is made and that no  withdrawals  are made prior to the Owner's  death.  Each example  assumes that there is one Owner who is age 50 on the Issue Date and that all Account  Value is  maintained in the variable investment options.

NOTE:  The  examples  below do not include  Credits  which may be  recovered  by  American  Skandia  under  certain circumstances.

Example of market increase
Assume that the Owner's  Account Value has generally been  increasing due to positive  market  performance.  On the date we receive due proof of death,  the  Account  Value is $90,000.  The Highest  Anniversary  Value at the end of
any previous period is $72,000.  The Death Benefit would be the Account Value ($90,000)  because it is greater than the  Highest  Anniversary  Value  ($72,000)  or the sum of  prior  Purchase  Payments  increased  by 5.0%  annually
($73,872.77).

Example of market decrease
Assume that the Owner's  Account  Value  generally  increased  until the fifth  anniversary  but generally has been decreasing  since the fifth contract  anniversary.  On the date we receive due proof of death, the Account Value is
$48,000.  The Highest  Anniversary  Value at the end of any previous period is $54,000.  The Death Benefit would be the sum of prior Purchase Payments increased by 5.0% annually  ($73,872.77)  because it is greater than the Highest
Anniversary Value ($54,000) or the Account Value ($48,000).

Example of market increase followed by decrease
Assume that the Owner's  Account  Value  increased  significantly  during the first six years  following  the Issue
Date. On the sixth  anniversary  date the Account Value is $90,000.  During the seventh  Annuity Year,  the Account
Value increases to as high as $100,000 but then  subsequently  falls to $80,000 on the date we receive due proof of death.  The Death  Benefit  would be the Highest  Anniversary  Value at the end of any previous  period  ($90,000), which occurred on the sixth  anniversary,  although the Account Value was higher during the subsequent  period. The
Account  Value on the date we receive due proof of death  ($80,000) is lower,  as is the sum of all prior  Purchase
Payments increased by 5.0% annually ($73,872.77).

D-3

                                APPENDIX D - Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

-------------------------------------------------------------------------------------------------------------------
The life insurance  coverage  provided  under the Plus40(TM)Optional Life Insurance  Rider  ("Plus40(TM)rider" or the
"Rider") is supported by American  Skandia's  general  account and is not subject to, or  registered  as a security under,  either the  Securities  Act of 1933 or the Investment  Company Act of 1940.  Information  about the Plus40(TM)
rider is included as an Appendix to this Prospectus to help you understand the Rider and the  relationship  between the  Rider and the value of your  Annuity.  It is also  included  because  you can elect to pay for the Rider  with taxable  withdrawals from your Annuity.  The staff of the Securities and Exchange  Commission has not reviewed this information.  However,  the information may be subject to certain  generally  applicable  provisions of the Federal securities laws regarding accuracy and completeness.
-------------------------------------------------------------------------------------------------------------------

The income  tax-free life  insurance  payable to your  Beneficiary(ies)  under the Plus40(TM)rider is equal to 40% of the Account  Value of your  Annuity as of the date we receive due proof of death,  subject to certain  adjustments, restrictions and limitations described below.

ELIGIBILITY
The Plus40(TM)rider may be  purchased  as a rider on your  Annuity.  The Rider must cover those  persons  upon whose death the Annuity's death benefit  becomes  payable - the Annuity's owner or owners,  or the Annuitant (in the case of an entity owned  Annuity).  If the Annuity has two Owners,  the Rider's  death benefit is payable upon the first death of such  persons.  If the Annuity is owned by an entity,  the Rider's death benefit is payable upon the death of the Annuitant, even if a Contingent Annuitant is named.

The minimum  allowable  age to purchase the Plus40(TM)rider is 40; the maximum  allowable age is 75. If the Rider is purchased  on two  lives,  both  persons  must meet the age  eligibility  requirements.  The  Plus40(TM)rider is not available to purchasers  who use their Annuity as a funding  vehicle for a Tax Sheltered  Annuity (or 403(b)) or as a funding vehicle for a qualified plan under Section 401 of the Internal Revenue Code ("Code").

ADJUSTMENTS, RESTRICTIONS & LIMITATIONS
|X|      If you die during the first 24 months  following the effective date of the Plus40(TM)rider  (generally,  the
         Issue Date of your  Annuity),  the death benefit will be limited to the amount of any charges paid for the
         Rider  while it was in  effect.  While we will  return the  charges  you have paid  during the  applicable period as the death benefit,  your  Beneficiary(ies)  will receive no additional  life  insurance  benefit
                                                                               ----------
         from the Plus40(TM)rider if you die within 24 months of its effective date.

|X|      If you make a Purchase  Payment  within 24 months  prior to the date of death,  the Account  Value used to determine the amount of the death benefit will be reduced by the amount of such  Purchase  Payment(s).  If we reduce the death benefit  payable under the Plus40(TM)rider based on this  provision,  we will return 50%
         of any charges paid for the Rider based on those  Purchase  Payments as an additional  amount  included in the death benefit under the Rider.

|X|      If we apply  Credits to your  Annuity  based on  Purchase  Payments,  such  Credits are treated as Account
         Value for  purposes of  determining  the death  benefit  payable  under the  Plus40(TM)rider.  However,  if
         Credits were applied to Purchase  Payments  made within 24 months prior to the date of death,  the Account
         Value used to determine  the amount of the death  benefit  will be reduced by the amount of such  Credits.
         If we reduce the death benefit  payable under the Plus40(TM)rider based on this  provision,  we will return
         50% of any  charges  paid for the Rider  based on such  Credits as an  additional  amount  included in the death benefit under the Rider.

|X|      If you become  terminally  ill (as  defined  in the  Rider) and elect to receive a portion of the  Plus40(TM)
         rider's death  benefit under the  Accelerated  Death  Benefit  provision,  the amount that will be payable under  the  Rider  upon  your  death  will be  reduced.  Please  refer to the  Accelerated  Death  Benefit provision described below.

|X|      If  charges  for the  Plus40(TM)rider  are due and are  unpaid as of the date the  death  benefit  is being determined, such charges will be deducted from the amount paid to your Beneficiary(ies).

|X|      If the age of any person  covered under the Plus40(TM)rider is misstated,  we will adjust any coverage under the Rider to conform to the facts.  For  example,  if, due to the  misstatement,  we  overcharged  you for coverage  under  the  Rider,  we will  add any  additional  charges  paid to the  amount  payable  to your
         Beneficiary(ies).  If, due to the  misstatement,  we  undercharged  you for coverage  under the Rider,  we will reduce the death  benefit in  proportion  to the  charges  not paid as  compared to the charges  that would have been paid had there been no misstatement.

|X|

     On or after an Owner reaches the expiry date of the Rider (the  anniversary of the Annuity's  Issue Date on or immediately  after the 95th  birthday),  coverage  will  terminate.  No  charge  will be made for an Owner following  the expiry date.  If there are two Owners,  the expiry date applies  separately  to each Owner;
         therefore, coverage may continue for one Owner and terminate as to the other Owner.

MAXIMUM BENEFIT
The Plus40(TM)rider is subject to a Maximum  Death  Benefit  Amount based on the Purchase  Payments  applied to your
Annuity.  The Plus40(TM)rider may also be subject to a Per Life  Maximum  Benefit  that is based on all amounts paid under any  annuity  contract  we issue to you under  which you have  elected  the  Plus40(TM)rider or  similar  life
      ---
insurance coverage.

|X|      The Maximum  Death Benefit  Amount is 100% of the Purchase  Payments  increasing at 5% per year  following
             ------------------------------
         the date each  Purchase  Payment is applied to the Annuity until the date of death.  If Purchase  Payments are applied to the Annuity  within 24 months prior to the date of death,  the Maximum Death Benefit Amount is decreased by the amount of such Purchase Payments.

|X|      The Per Life Maximum  Benefit  applies to Purchase  Payments  applied to any such annuity  contracts  more
             -------------------------
         than 24 months  from the date of death that exceed  $1,000,000.  If you make  Purchase  Payments in excess of $1,000,000,  we will reduce the aggregate death benefit  payable under all Plus40(TM)riders,  or similar riders  issued  by us,  based on the  combined  amount  of  Purchase  Payments  in  excess  of  $1,000,000 multiplied  by 40%. If the Per Life  Maximum  Benefit  applies,  we will reduce the amount  payable  under each  applicable  Plus40(TM)rider on a pro-rata  basis.  If the Per Life Maximum  Benefit  applies upon your death,  we will return any excess  charges that you paid on the portion of your Account  Value on which no benefit is payable.  The Per Life  Maximum  Benefit  does not limit the amount of Purchase  Payments  that you may apply to your Annuity.

ACCELERATED DEATH BENEFIT PROVISION
If you become  terminally  ill, you may request that a portion of the death benefit payable under the Plus40(TM)rider be prepaid instead of being paid to your  Beneficiary(ies)  upon your death.  Subject to our requirements and where allowed by law, we will make a one time, lump sum payment.  Our requirements  include proof  satisfactory to us, in writing, of terminal illness after the Rider's Effective Date.

The maximum we will pay,  before any reduction,  is the lesser of 50% of the Rider's death benefit or $100,000.  If you elect to  accelerate  payment of a portion of the death  benefit  under the  Plus40(TM)rider,  the amount of the remaining  death benefit is reduced by the prepaid  amount  accumulating  at an  annualized  interest rate of 6.0%.
Eligibility  for an  accelerated  payout of a portion of your Plus40(TM)rider death  benefit may be more  restrictive than any medically-related waiver provision that may be applicable to you under the Annuity.

CHARGES FOR THE PLUS40(TM)RIDER
The Plus40(TM)rider has a current charge and a guaranteed  maximum  charge.  The current charge for the Plus40(TM)rider is based on a  percentage  of your  Account  Value as of the  anniversary  of the Issue Date of your  Annuity.  The applicable  percentages  differ based on the attained  age, last birthday of the Owner(s) or Annuitant (in the case of an entity  owned  Annuity) as of the date the charge is due. We reserve the right to change the current  charge, at any time,  subject to regulatory  approval  where  required.  If there are two Owners,  we calculate the current charge that applies to each Owner  individually  and deduct the combined amount as the charge for the Rider.  There is no charge  based on a person's  life after  coverage  expires as to that  person.  However,  a charge will still apply to the second of two Owners (and  coverage  will  continue  for such Owner) if such Owner has not reached the expiry date.

                                           Attained Age                  Percentage of
                                                                         Account Value
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 40-75                       .80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 76-80                       1.60%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 81-85                       3.20%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 86-90                       4.80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 91                         6.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 92                         7.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 93                         8.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 94                         9.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 95                        10.50%
                                   ------------------------------ ----------------------------

The  charge  for the  Plus40(TM)rider may also be  subject to a  guaranteed  maximum  charge  that will apply if the current charge,  when applied to the Account Value,  exceeds the guaranteed  maximum charge. The guaranteed maximum charge is based on a charge per $1,000 of insurance.

We determine  the charge for the Rider  annually,  in arrears.  We deduct the charge:  (1) upon your death;  (2) on each  anniversary  of the Issue  Date;  (3) on the date  that you  begin  receiving  annuity  payments;  (4) if you surrender your Annuity other than a  medically-related  surrender;  or (5) if you choose to terminate the Rider. If the Rider  terminates for any of the preceding  reasons on a date other than the anniversary of the Annuity's Issue
Date,  the charge  will be  prorated.  During the first year after the  Annuity's  Issue  Date,  the charge will be prorated from the Issue Date. In all  subsequent  years,  the charge will be prorated from the last  anniversary of the Issue Date.

You can elect to pay the annual  charge  through a redemption  from your  Annuity's  Account Value or through funds other than those  within the Annuity.  If you do not elect a method of payment,  we will  automatically  deduct the annual charge from your Annuity's  Account  Value.  The manner in which you elect to pay for the Rider may have tax implications.

|X|      If you elect to pay the charge through a redemption of your Annuity's  Account Value,  the withdrawal will be treated as a taxable  distribution,  and will generally be subject to ordinary income tax on the amount of any investment  gain  withdrawn.  If you are under age 59 1/2, the  distribution  may also be subject to a
         10% penalty on any gain  withdrawn,  in addition to ordinary  income taxes.  We first deduct the amount of the charge  pro-rata  from the  Account  Value in the  variable  investment  options.  We only  deduct the charge  pro-rata  from the Fixed  Allocations  to the extent there is  insufficient  Account  Value in the variable investment options to pay the charge.

|X|      If you elect to pay the charge  through funds other than those from your Annuity,  we require that payment be made  electronically in U.S.  currency through a U.S.  financial  institution.  If you elect to pay the charge  through  electronic  transfer of funds and payment has not been  received  within 31 days from the due date, we will deduct the charge as a redemption from your Annuity, as described above.

TERMINATION
You can  terminate  the  Plus40(TM)rider at any time.  Upon  termination,  you will be  required  to pay a  pro-rata portion of the annual  charge  for the Rider.  The  Plus40(TM)rider will  terminate  automatically  on the date your
Account  Value is applied to begin  receiving  annuity  payments,  on the date you surrender the Annuity or, on the expiry date with respect to such person who reaches the expiry date. We may also  terminate the Plus40(TM)rider,  if necessary,  to comply with our  interpretation  of the Code and applicable  regulations.  Once terminated,  you may not reinstate your coverage under the Plus40(TM)rider.

CHANGES IN ANNUITY DESIGNATIONS
Changes in  ownership  and  annuitant  designations  under the  Annuity  may result in changes in  eligibility  and charges under the Plus40(TM)rider.  These changes may include  termination  of the Rider.  Please refer to the Rider for specific details.

SPOUSAL ASSUMPTION
A spousal  beneficiary  may elect to assume  ownership  of the  Annuity  instead  of  taking  the  Annuity's  Death
Benefit.  However,  regardless  of  whether a spousal  beneficiary  assumes  ownership  of the  Annuity,  the death benefit  under the  Plus40(TM)rider will be paid  despite  the fact that the  Annuity  will  continue.  The  spousal beneficiary  can apply  the death  benefit  proceeds  under the  Plus40(TM)rider to the  Annuity  as a new  Purchase
Payment,  can purchase a new annuity  contract or use the death  benefit  proceeds for any other  purpose.  Certain restrictions  may apply to an Annuity that is used as a qualified  investment.  Spousal  beneficiaries  may also be eligible to purchase the Plus40(TM)rider,  in which case the Annuity's  Account Value,  as of the date the assumption is effective, will be treated as the initial Purchase Payment under applicable provisions of the Rider.

TAX CONSIDERATION
The Plus40(TM)rider was designed to qualify as a life  insurance  contract under the Code. As life  insurance,  under most  circumstances,  the  Beneficiary(ies)  does not pay any Federal income tax on the death benefit payable under the Rider.

If your Annuity is being used as an  Individual  Retirement  Annuity  (IRA),  we consider  the Plus40(TM)rider to be outside of your IRA,  since  premium  for the Rider is paid for either with funds  outside of your  Annuity or with withdrawals previously subject to tax and any applicable tax penalty.

We believe  payments under the  accelerated  payout  provision of the Rider will meet the  requirements of the Code and the regulations in order to qualify as tax-free  payments.  To the extent  permitted by law, we will change our procedures in relation to the Rider,  or the definition of terminally  ill, or any other  applicable  term in order to maintain the tax-free status of any amounts paid out under the accelerated payout provision.

-------------------------------------------------------------------------------------------------
                  PLEASE SEND ME A STATEMENT OF  ADDITIONAL  INFORMATION  THAT  CONTAINS  FURTHER
                  DETAILS ABOUT THE AMERICAN  SKANDIA  ANNUITY  DESCRIBED IN PROSPECTUS FUSI ASXT
                  II FOUR-PROS (01/2002).
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

                              -------------------------------------------------------
                                                 (print your name)

                              -------------------------------------------------------
                                                     (address)

                              -------------------------------------------------------
                                               (city/state/zip code)

Variable Annuity Issued by:                                                                  Variable Annuity Distributed by:

AMERICAN SKANDIA LIFE                                                                                      AMERICAN SKANDIA
ASSURANCE CORPORATION                                                                               MARKETING, INCORPORATED
One Corporate Drive                                                                                     One Corporate Drive
Shelton, Connecticut 06484                                                                       Shelton, Connecticut 06484
Telephone: 1-800-752-6342                                                                           Telephone: 203-926-1888
http://www.americanskandia.com                                                               http://www.americanskandia.com

                                                MAILING ADDRESSES:

                                       AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                   P.O. Box 7040
                                             Bridgeport, CT 06601-7040

                                                   EXPRESS MAIL:
                                       AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                One Corporate Drive
                                                 Shelton, CT 06484
13,839,511,142.00
                                        STATEMENT OF ADDITIONAL INFORMATION

The  variable  investment  options  under the Annuity are issued by AMERICAN  SKANDIA  LIFE  ASSURANCE  CORPORATION
VARIABLE  ACCOUNT  B (CLASS  1  SUB-ACCOUNTS)  and  AMERICAN  SKANDIA  LIFE  ASSURANCE  CORPORATION.  The  variable investment  options are registered  under the  Securities  Act of 1933 and the Investment  Company Act of 1940. The
fixed  investment  options ("Fixed  Allocations")  under the Annuity are issued by AMERICAN  SKANDIA LIFE ASSURANCE
CORPORATION.  The assets  supporting  the Fixed  Allocations  are  maintained  in AMERICAN  SKANDIA LIFE  ASSURANCE
CORPORATION  SEPARATE ACCOUNT D, a non-unitized  separate  account,  and are registered solely under the Securities
Act of 1933.

ITEM                                                                                                                   PAGE
----                                                                                                                   ----

   APPENDIX A - Financial Statements for American Skandia Life Assurance Corporation
     Variable Account B (Class 1 Sub-accounts)...........................................................................24

-------------------------------------------------------------------------------------------------------------------
THIS  STATEMENT OF ADDITIONAL  INFORMATION  IS NOT A PROSPECTUS.  YOU SHOULD READ THIS  INFORMATION  ALONG WITH THE
PROSPECTUS  FOR THE ANNUITY FOR WHICH IT RELATES.  THE PROSPECTUS  CONTAINS  INFORMATION  THAT YOU SHOULD  CONSIDER
BEFORE  INVESTING.  FOR A COPY OF THE  PROSPECTUS  SEND A  WRITTEN  REQUEST  TO  AMERICAN  SKANDIA  LIFE  ASSURANCE
CORPORATION,  P.O. BOX 883, SHELTON,  CONNECTICUT 06484, OR TELEPHONE  1-800-752-6342.  OUR ELECTRONIC MAIL ADDRESS
IS CUSTOMERSERVICE@AMERICANSKANDIA.COM.
-------------------------------------------------------------------------------------------------------------------

Date of Prospectus:  January 1, 2002                                   Date    of    Statement    of     Additional
Information:  January 1, 2002
FUSI ASXTII-Four - SAI (01/2002)

GENERAL INFORMATION ABOUT AMERICAN SKANDIA

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

American  Skandia  Life  Assurance  Corporation  ("American  Skandia",  "we",  "our"  or  "us")  is a  wholly-owned subsidiary of American  Skandia,  Inc.  ("ASI").  ASI's indirect parent is Skandia  Insurance  Company Ltd. Skandia
Insurance  Company Ltd. is part of a group of companies whose  predecessor  commenced  operations in 1855.  Skandia
Insurance  Company Ltd. is a major worldwide  insurance  company  operating from  Stockholm,  Sweden which owns and controls,  directly or through subsidiary  companies,  numerous  insurance and related companies.  We are organized as a Connecticut stock life insurance company,  and are subject to Connecticut law governing  insurance  companies.
We are licensed to sell insurance  products in each of the fifty states of the United  States,  and the District of
Columbia.  Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (Class 1 Sub-accounts)

American  Skandia  Life  Assurance  Corporation  Variable  Account B (Class 1  Sub-accounts),  also  referred to as
"Separate  Account B", was established by us pursuant to Connecticut  law.  Separate Account B also holds assets of other  annuities  issued by us with values and benefits that vary  according to the  investment  performance of the
Portfolios  offered as Sub-accounts of Separate  Account B. The  Sub-accounts  offered  pursuant to this Prospectus are all Class 1  Sub-accounts  of  Separate  Account  B. Each class of  Sub-accounts  of  Separate  Account B has a different  level of charges  assessed  against  such  Sub-accounts.  Each  Sub-account  invests  exclusively  in an underlying  mutual fund or a portfolio of an underlying  mutual fund. The underlying  mutual funds or portfolios of underlying  mutual  funds are  referred  to as the  Portfolios.  You will  find  additional  information  about the
Portfolios in the prospectuses for the underlying mutual funds.

Separate Account B is registered with the Securities and Exchange  Commission  ("SEC") under the Investment Company
Act of 1940 (the  "Investment  Company Act") as a unit  investment  trust,  which is a type of investment  company.
Values and benefits  based on  allocations to the  Sub-accounts  will vary with the  investment  performance of the underlying  mutual funds or fund  portfolios,  as  applicable.  We do not guarantee the  investment  results of any
Sub-account.  You bear the entire  investment  risk.  There is no assurance  that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.

During the  accumulation  phase, we offer a number of  Sub-accounts.  Certain  Sub-accounts may not be available in all  jurisdictions.  If and when we  obtain  approval  of the  applicable  authorities  to make  such  Sub-accounts available, we will notify Owners of the availability of such Sub-accounts.

A brief  summary of the  investment  objectives  and policies of each  Portfolio is found in the  Prospectus.  More detailed information about the investment  objectives,  policies,  costs and management of the Portfolios are found in the  prospectuses  and  statements  of  additional  information  for  the  Portfolios.  Also  included  in  such information  is the  investment  policy of each Portfolio  regarding the  acceptable  ratings by recognized  rating services  for  bonds  and other  debt  obligations.  There can be no  guarantee  that any  Portfolio  will meet its investment objectives.

Each underlying mutual fund is registered under the Investment Company Act, as amended,  as an open-end  management investment  company.  Each  underlying  mutual  fund  thereof  may or may  not be  diversified  as  defined  in the
Investment  Company  Act.  The  trustees  or  directors,  as  applicable,  of an  underlying  mutual  fund may add, eliminate  or  substitute  portfolios  from time to time.  Generally,  each  portfolio  issues a separate  class of shares.  Shares of the  portfolios  are  available  to  separate  accounts  of life  insurance  companies  offering variable  annuity  and  variable  life  insurance  products.  The  shares  may also be made  available,  subject to obtaining all required  regulatory  approvals,  for direct purchase by various pension and retirement savings plans that qualify for preferential tax treatment under the Internal Revenue Code ("Code").

We may make other  portfolios  available by creating new  Sub-accounts.  Additionally,  new  portfolios may be made available by the  creation of new  Sub-accounts  from time to time.  Such a new  portfolio  may be disclosed in its prospectus.  However,  addition of a portfolio  does not require us to create a new  Sub-account  to invest in that portfolio.  We may take other actions in relation to the Sub-accounts and/or Separate Account B.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT D

American  Skandia Life  Assurance  Corporation  Separate  Account D, also referred to as "Separate  Account D", was established by us pursuant to Connecticut law. During the  accumulation  phase,  assets  supporting our obligations based on Fixed  Allocations  are held in  Separate  Account  D. Such  obligations  are based on the fixed  interest rates we credit to Fixed  Allocations  and the  terms of the  Annuities.  These  obligations  do not  depend on the investment performance of the assets in Separate Account D.

There are no units in  Separate  Account  D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An
Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the investment  gain or loss on assets  maintained  in Separate  Account D. Such gain or loss accrues  solely to us. We retain  the risk that the  value of the  assets  in  Separate  Account  D may drop  below  the  reserves  and other liabilities  we must  maintain.  Should the value of the assets in  Separate  Account D drop below the  reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets, we will transfer assets from our general  account to  Separate  Account D to make up the  difference.  We have the right to transfer to our general  account any assets of Separate  Account D in excess of such  reserves and other  liabilities.  We maintain assets in Separate Account D supporting a number of annuities we offer.

We currently  employ  investment  managers to manage the assets  maintained in Separate  Account D. Each manager we employ is responsible  for investment  management of a different  portion of Separate  Account D. From time to time additional  investment  managers may be employed or investment  managers may cease being employed.  We are under no obligation to employ or continue to employ any investment  manager(s) and have sole  discretion over the investment managers we retain.

We  operate  Separate  Account  D in a fashion  designed  to meet the  obligations  created  by Fixed  Allocations.
Factors affecting these operations include the following:

1.       The  State of New  York,  which is one of the  jurisdictions  in which  we are  licensed  to do  business, requires that we meet certain  "matching"  requirements.  These  requirements  address the matching of the durations of the assets with the  durations of  obligations  supported  by such assets.  We believe  these matching  requirements are designed to control an insurer's  ability to risk investing in long-term assets to support short term  interest rate  guarantees.  We also believe this  limitation  controls an insurer's ability to offer unrealistic rate guarantees.

2.       We employ an  investment  strategy  designed to limit the risk of default.  Some of the  guidelines of our current investment strategy for Separate Account D include, but are not limited to, the following:

a.       Investments may include cash; debt securities  issued by the United States  Government or its agencies and
              instrumentalities;   money  market   instruments;   short,   intermediate  and  long-term   corporate
              obligations; private placements; asset-backed obligations; and municipal bonds.

b.       At the time of purchase,  fixed income  securities will be in one of the top four generic  lettered rating classifications as established by a nationally recognized  statistical rating organization  ("NRSRO")
              such as Standard & Poor's or Moody's Investor Services, Inc.

We are not obligated to invest  according to the  aforementioned  guidelines or any other strategy except as may be required by Connecticut and other state insurance laws.

3.       The assets in Separate Account D are accounted for at their market value, rather than at book value.

4.       We are  obligated  by law to maintain  our capital and  surplus,  as well as our  reserves,  at the levels required by applicable state insurance law and regulation.

PRINCIPAL UNDERWRITER/DISTRIBUTOR - American Skandia Marketing, Incorporated

American  Skandia  Marketing,  Incorporated  ("ASM"),  a  wholly-owned  subsidiary of ASI, is the  distributor  and principal  underwriter  of the Annuity  described  in the  Prospectus  and  Statement  of  Additional  Information.
American Skandia Life Assurance Corporation and American Skandia Investment Services,  Incorporated ("ASISI"),  the
investment  manager of American  Skandia Trust and American  Skandia  Advisor Funds,  Inc.,  are also  wholly-owned subsidiaries  of  ASI.  American  Skandia  Information  Services  and  Technology  Corporation  ("ASIST"),  also  a wholly-owned  subsidiary  ASI, is a service  company that  provides  systems and  information  services to American
Skandia Life Assurance Corporation and its affiliated companies.

ASM acts as the distributor of a number of annuity and life insurance  products we offer and both American  Skandia
Trust and American  Skandia Advisor Funds,  Inc., a family of retail mutual funds.  ASM also acts as an introducing broker-dealer  through whom it receives a portion of brokerage  commissions in connection  with purchases and sales of securities held by Portfolios of American Skandia Trust which are offered as Sub-accounts under the Annuity.

ASM's  principal  business  address is One Corporate  Drive,  Shelton,  Connecticut  06484.  ASM is registered as a broker-dealer  under the  Securities  and  Exchange  Act of 1934  ("Exchange  Act") and is a member of the National
Association of Securities Dealers, Inc. ("NASD").

The  Annuity  is  offered  on a  continuous  basis.  ASM  enters  into  distribution  agreements  with  independent broker-dealers  who are  registered  under the  Exchange Act and with  entities  that may offer the Annuity but are exempt from  registration.  Applications  for the Annuity are  solicited  by  registered  representatives  of those firms.  Such  representatives  will also be our appointed  insurance agents under state insurance law. In addition,
ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to  firms  on  sales  of the  Annuity  according  to one or more  schedules.  The  individual representative  will receive a portion of the  compensation,  depending  on the practice of the firm.  Compensation is generally  based on a percentage of Purchase  Payments made, up to a maximum of 7.0%.  Alternative  compensation schedules are available that provide a lower initial  commission plus ongoing annual  compensation  based on all or a portion of Account  Value.  We may also provide  compensation  to firms for providing  ongoing  service to you in relation to the Annuity.  Commissions and other  compensation  paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account.

In addition,  firms may receive separate  compensation or reimbursement for, among other things,  training of sales personnel,  marketing  or  other  services  they  provide  to us or  our  affiliates.  We or  ASM  may  enter  into compensation  arrangements  with certain firms.  These  arrangements will not be offered to all firms and the terms of such  arrangements  may  differ  between  firms.  Any such  compensation  will be paid by us or ASM and will not result in any  additional  charge to you.  To the  extent  permitted  by NASD rules and other  applicable  laws and regulations,  ASM may  pay or  allow  other  promotional  incentives  or  payments  in the  form  of cash or  other compensation.

ASLAC  pays ASM an  underwriting  commission  for its role as  principal  underwriter/distributor  of all  variable insurance  products issued by ASLAC. ASM is responsible for payment of commissions to the  broker-dealer  firms who are the  ultimate  sellers of the product.  ASM does not retain any  underwriting  commissions.  For the past three
years,  the  aggregate  dollar  amount  of  underwriting   commissions  paid  to  ASM  in  its  role  as  principal
underwriter/distributor has been: 2000: $355,445,427; 1999: $296,723,325; 1998: $184,371,068.

HOW PERFORMANCE DATA IS CALCULATED

We may advertise the  performance  of  Sub-accounts  using two types of measures.  These  measures are "current and effective yield",  which may be used for money  market-type  Sub-accounts  (like the AST Money Market  Sub-account)
and "total return", which may be used with other types of Sub-accounts.

The following descriptions provide details on how we calculate these measures for Sub-accounts.

Current and Effective Yield
---------------------------
The current  yield of a money  market-type  Sub-account  is  calculated  based upon the previous  seven-day  period ending on the date of  calculation.  The current yield of such a Sub-account is computed by determining  the change
(exclusive of capital changes) in the Account Value of a hypothetical  pre-existing  allocation by an Owner to such a  Sub-account  (the  "Hypothetical  Allocation")  having a balance  of one Unit at the  beginning  of the  period, subtracting a hypothetical  maintenance  fee, and dividing such net change in the Account Value of the Hypothetical
Allocation  by the Account Value of the  Hypothetical  Allocation at the beginning of the same period to obtain the base period return,  and  multiplying the result by (365/7).  The resulting  figure will be carried to at least the nearest l00th of one percent.

We compute effective compound yield for a money market-type  Sub-account  according to the method prescribed by the
SEC. The effective  yield  reflects the  reinvestment  of net income earned daily on assets of such a  Sub-account.
Net investment  income for yield  quotation  purposes will not include either  realized or capital gains and losses or unrealized appreciation and depreciation.

Shown below are the current and effective  yields for a  hypothetical  contract.  The yield is calculated  based on the  performance of the AST Money Market  Sub-account  during the last seven days of the calendar year ending prior to the date of the  Prospectus  and the  Statement of  Additional  Information.  At the  beginning of the seven day period,  the  hypothetical  contract  had a balance of one Unit.  The  current  and  effective  yields  reflect the recurring  asset-based  charge  deducted  against the  Sub-account.  Please note that current and  effective  yield information  will fluctuate.  This  information  may not provide a basis for comparisons  with deposits in banks or other  institutions  which pay a fixed yield over a stated period of time, or with  investment  companies  which do not serve as underlying funds for variable annuities.

                      Sub-account                       Current Yield                     Effective Yield
                      -----------                       -------------                     ---------------
                   AST Money Market                         4.64%                              4.74%

Total Return
------------
Total return for the other, non-money market-type Sub-accounts is computed by using the formula:

                                                   P(1+T)n = ERV

                                                      where:

         P = a hypothetical allocation of $1,000;

         T = average annual total return;

         n = the number of years over which total return is being measured; and

         ERV = the Account Value of the  hypothetical  $1,000  payment as of the end of the period over which total return is being measured.

We may advertise the  performance  of the Portfolios in the form of "Standard"  and  "Non-standard"  Total Returns.
"Standard  Total Return"  figures assume a  hypothetical  initial  investment of $1,000  allocated to a Sub-account during the most recent,  one,  five and ten year periods (or since the  inception  date that the Portfolio has been offered as a  Sub-account,  if less).  "Standard  Total Return"  figures  assume that the Insurance  Charge and the
Annual  Maintenance  Fee are  deducted and that the Annuity is  surrendered  at the end of the  applicable  period, meaning that any  Contingent  Deferred  Sales Charge that would apply upon  surrender is also  deducted.  "Standard
Total Return"  figures do not take into  consideration  any Credits.  "Non-standard  Total Return"  figures include any performance  figures that do not meet the SEC's rules for Standard Total Returns.  "Non-standard  Total Return"
figures may be used that do not reflect all fees and  charges.  In  particular,  they may assume no  redemption  at the end of the applicable period so that the Contingent  Deferred Sales Charge does not apply.  Non-standard  Total
Returns are calculated in the same manner as standardized  returns.  Standard and  Non-standard  Total Returns will not reflect  charges that apply to either  Optional Death Benefit.  Non-standard  Total Returns must be accompanied by Standard Total Returns.

Some of the  Portfolios  existed prior to the inception of these  Sub-accounts.  Performance  quoted in advertising regarding such  Sub-accounts may indicate  periods during which the  Sub-accounts  have been in existence but prior to the initial  offering of the Annuities,  or periods during which the Portfolios have been in existence,  but the
Sub-accounts  have not.  Such  hypothetical  performance  is  calculated  using the same  assumptions  employed  in calculating  actual  performance since inception of the Sub-accounts.  Hypothetical  historical  performance of the underlying  mutual  fund  portfolios  prior  to  the  existence  of the  Sub-accounts  may  only  be  presented  as
Non-Standard Total Returns.

Non-standard  Total Returns reflect the addition of Credits.  The  Non-standard  Total Return numbers  provided may assume  Credits  equal to 1.5%,  4.0% or 5.0%,  respectively,  of  Purchase  Payments.  The  amount  of the  Credit applicable is described in detail in the "How Do I Receive  Credits?"  section of the  Prospectus.  The  percentage of the Credit  depends on the age and the  cumulative  amount of  Purchase  Payments  received.  In  addition,  the amount of the Credits may be deducted  from the amount  payable at death under  limited  circumstances  (see "Death
Benefit").  The impact of Credits on Total Return is  particularly  pronounced for the shorter  durations for which
Total  Return  is  measured,  such as one and  three  years.  You  should  take  this  into  considerations  in any comparison of Total Return between the Sub-accounts and investment options offered pursuant to other annuities.

As described in the  Prospectus,  Annuities may be offered in certain  situations in which the contingent  deferred sales charge or certain  other  charges or fees may be  eliminated or reduced.  Advertisements  of  performance  in connection with the offer of such Annuities will be based on the charges applicable to such Annuities.

Shown below are total return figures for the periods  shown.  Figures are shown only for  Sub-accounts  operational as of June  30,  2001.  The  "inception-to-date"  figures  shown  below  are  based  on the  inception  date of the
Portfolio.  "N/A" means "not  applicable"  and indicates that the Portfolio was not in operation for the applicable period.  Any  performance  of such  Portfolios  prior to inception of a Sub-account  is provided by the  underlying mutual funds. The Total Return for any Sub-account  reflecting  performance prior to such  Sub-account's  inception is based on such information.

Some of the  Portfolios  may be  subject  to an  expense  reimbursement  or waiver  that,  in the  absence  of such reimbursement or waiver, would reduce the Portfolio's performance.

The performance  quoted in any advertising  should not be considered a  representation  of the performance of these
Sub-accounts  in the future since  performance  is not fixed or  guaranteed  in any way.  Actual  performance  will depend on the type,  quality and, for some of the  Sub-accounts,  the  maturities  of the  investments  held by the
Portfolios and upon prevailing  market  conditions and the response of the investment  manager of the Portfolios to such conditions.  Actual  performance  will also depend on changes in the expenses of the Portfolios.  In addition, the amount of charges against each Sub-account will affect performance.

The performance  information may be useful in reviewing and comparing the performance of the Sub-accounts,  and for providing a basis for comparison with  Sub-accounts  offered under other annuities.  This  performance  information may be less useful in providing a basis for  comparison  with other  investments  that neither  provide some of the benefits of such annuities nor are treated in a similar fashion under the Code.

                                             TO BE FILED BY AMENDMENT
                                 -------------------------------------------------- -- ---------------------------------------------------
                                               Standard Total Return                               Non-Standard Total Return
                                 -------------------------------------------------- -- ---------------------------------------------------
                                 -------------------------------------------------- -- -------------------------------------------------
                                            (Assuming maximum CDSC and                  (Assuming maximum CDSC, with maintenance fees
                                                 maintenance fees)                                    and a 1.5% Credit)
                                 -------------------------------------------------- -- -------------------------------------------------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century
  International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small-Cap
  Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST NB Mid-Cap Growth
AST NB Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
AST T. Rowe Price Natural
  Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed
  Index 500
AST American Century Income &
  Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                             TO BE FILED BY AMENDMENT
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Omega
Evergreen VA Equity Index
Evergreen VA Foundation
Evergreen VA Global Leaders
Evergreen VA Special Equity
Evergreen VA Capital Growth
Evergreen VA Blue Chip
Evergreen VA International Growth

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                             TO BE FILED BY AMENDMENT
                                --------------------------------------------------- -- -------------------------------------------------
                                            Non-Standard Total Return                             Non-Standard Total Return
                                --------------------------------------------------- -- -------------------------------------------------
                                --------------------------------------------------- -- -------------------------------------------------
                                  (Assuming maximum CDSC, with maintenance fees         (Assuming maximum CDSC, with maintenance fees
                                                and a 4.0% Credit)                                    and a 5.0% Credit)
                                --------------------------------------------------- -- -------------------------------------------------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century
  International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small-Cap
  Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST NB Mid-Cap Growth
AST NB Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                             TO BE FILED BY AMENDMENT
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST T. Rowe Price Natural
  Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed
  Index 500
AST American Century Income &
  Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Omega
Evergreen VA Equity Index
Evergreen VA Foundation
Evergreen VA Global Leaders
Evergreen VA Special Equity
Evergreen VA Capital Growth
Evergreen VA Blue Chip
Evergreen VA International Growth

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                             TO BE FILED BY AMENDMENT
                                --------------------------------------------------- -- -------------------------------------------------
                                            Non-Standard Total Return                             Non-Standard Total Return
                                --------------------------------------------------- -- -------------------------------------------------
                                --------------------------------------------------- -- -------------------------------------------------
                                     (Assuming no CDSC, with maintenance fees              (Assuming no CDSC, with maintenance fees
                                                and a 1.5% Credit)                                    and a 4.0% Credit)
                                --------------------------------------------------- -- -------------------------------------------------

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century
  International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small-Cap
  Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST NB Mid-Cap Growth
AST NB Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
AST T. Rowe Price Natural
  Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed
  Index 500
AST American Century Income &
  Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                             TO BE FILED BY AMENDMENT
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
                                      1        3         5         10     Inception        1         3         5         10    Inception
                                    Year     Years     Years     Years     to Date        Year     Years     Years              to Date
                                                                                                                      Years
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------
INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Omega
Evergreen VA Equity Index
Evergreen VA Foundation
Evergreen VA Global Leaders
Evergreen VA Special Equity
Evergreen VA Capital Growth
Evergreen VA Blue Chip
Evergreen VA International Growth

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values
---------------------------------- -------- --------- --------- --------- ---------- -- --------- --------- --------- -------- ----------

                                             TO BE FILED BY AMENDMENT
                                ---------------------------------------------------
                                            Non-Standard Total Return
                                ---------------------------------------------------
                                ---------------------------------------------------
                                     (Assuming no CDSC, with maintenance fees
                                                and a 5.0% Credit)
                                ---------------------------------------------------

---------------------------------- -------- --------- --------- --------- ----------
                                      1        3         5         10     Inception
                                    Year     Years     Years     Years     to Date
---------------------------------- -------- --------- --------- --------- ----------
AST Founders Passport
AST Scudder Japan
AST AIM International Equity
AST American Century
  International Growth
AST MFS Global Equity
AST PBHG Small-Cap Growth
AST Scudder Small-Cap Growth
AST Federated Aggressive Growth
AST Goldman Sachs Small-Cap
  Value
AST Gabelli Small-Cap Value
AST Janus Mid-Cap Growth
AST NB Mid-Cap Growth
AST NB Mid-Cap Value
AST Alger All-Cap Growth
AST Gabelli All-Cap Value
AST Kinetics Internet
AST T. Rowe Price Natural
  Resources
AST Alliance Growth
AST MFS Growth
AST Marsico Capital Growth
AST JanCap Growth
AST Janus Strategic Value
AST Cohen & Steers Realty
AST Sanford Bernstein Managed
  Index 500
---------------------------------- -------- --------- --------- --------- ----------

                                             TO BE FILED BY AMENDMENT
---------------------------------- -------- --------- --------- --------- ----------
                                      1        3         5         10     Inception
                                    Year     Years     Years     Years     to Date
---------------------------------- -------- --------- --------- --------- ----------
AST American Century Income &
  Growth
AST Alliance Growth and Income
AST MFS Growth with Income
AST INVESCO Equity Income
AST AIM Balanced
AST American Century Strategic
  Balanced
AST T. Rowe Price Asset
Allocation
AST T. Rowe Price Global Bond
AST Federated High Yield
AST Lord Abbett Bond-Debenture
AST PIMCO Total Return Bond
AST PIMCO Limited Maturity
  Bond

MV Emerging Markets

WFVT Equity Income

INVESCO VIF Technology
INVESCO VIF Health Sciences
INVESCO VIF Financial Services
INVESCO VIF
  Telecommunications
INVESCO VIF Dynamics

Evergreen VA Omega
Evergreen VA Equity Index
Evergreen VA Foundation
Evergreen VA Global Leaders
Evergreen VA Special Equity
Evergreen VA Capital Growth
Evergreen VA Blue Chip
Evergreen VA International Growth

ProFund VP Europe 30
ProFund VP UltraSmall-Cap
ProFund VP UltraOTC

First Trust(R)10 Uncommon Values
---------------------------------- -------- --------- --------- --------- ----------

HOW THE UNIT PRICE IS DETERMINED

For each  Sub-account  the initial  Unit Price was  $10.00.  The Unit Price for each  subsequent  period is the net investment  factor for that period,  multiplied by the Unit Price for the immediately  preceding  Valuation Period.
The Unit Price for a Valuation  Period  applies to each day in the period.  The net  investment  factor is an index that measures the  investment  performance,  of and charges  assessed  against,  a  Sub-account  from one Valuation
Period to the next.  The net investment factor for a Valuation Period is: (a) divided by (b), less (c) where:

a.       is the net result of:

1.       the net asset value per share of the Portfolio  shares held by that  Sub-account at the end of the current
                  Valuation  Period  plus the per  share  amount  of any  dividend  or  capital  gain  distribution declared and unpaid (accrued) by the Portfolio; plus or minus
2.       any per share charge or credit during the Valuation  Period as a provision for taxes  attributable  to the operation or maintenance of that Sub-account.

b.       is the net result of:

1.       the net  asset  value  per  share  of the  Portfolio  shares  held by that  Sub-account  at the end of the preceding  Valuation  Period  plus  the  per  share  amount  of  any  dividend  or  capital  gain distribution declared and unpaid (accrued) by the Portfolio; plus or minus
2.       any per  share  charge  or  credit  during  the  preceding  Valuation  Period  as a  provision  for  taxes attributable to the operation or maintenance of that Sub-account.

c.       is the Insurance Charge deducted daily against the assets of the Separate Account.

We value the  assets in each  Sub-account  at their  fair  market  value in  accordance  with  accepted  accounting practices and applicable laws and  regulations.  The net investment  factor may be greater than,  equal to, or less than one.

ADDITIONAL INFORMATION ON FIXED ALLOCATIONS

To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods with durations that differ from those which were available when your Annuity was issued.  We also reserve the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period.  Such an action may have an impact on the market value adjustment ("MVA").

We declare the rates of interest  applicable  during the various  Guarantee  Periods  offered.  Declared  rates are effective  annual rates of interest.  The rate of interest  applicable  to a Fixed  Allocation is the one in effect when its Guarantee  Period begins.  The rate is guaranteed  throughout the Guarantee  Period.  We inform you of the interest rate applicable to a Fixed  Allocation,  as well as its Maturity Date, when we confirm the allocation.  We declare  interest rates  applicable to new Fixed  Allocations  from  time-to-time.  Any new Fixed  Allocation in an existing Annuity is credited  interest at a rate not less than the rate we are then crediting to Fixed  Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The  interest  rates we credit are  subject to a minimum.  We may  declare a higher  rate.  The minimum is based on both an index and a reduction to the interest rate determined according to the index.
        -----       ---------

The index is based on the published rate for  certificates of  indebtedness  (bills,  notes or bonds,  depending on
    -----
the term of  indebtedness)  of the United States Treasury at the most recent Treasury auction held at least 30 days prior to the  beginning  of the  applicable  Fixed  Allocation's  Guarantee  Period.  The term (length of time from issuance  to  maturity)  of the  certificates  of  indebtedness  upon  which  the index is based is the same as the duration of the Guarantee  Period.  If no  certificates  of  indebtedness  are  available  for such term,  the next shortest  term is used.  If the United  States  Treasury's  auction  program is  discontinued,  we will  substitute indexes  which in our opinion are  comparable.  If  required,  implementation  of such  substitute  indexes will be subject  to  approval  by the SEC and the  Insurance  Department  of the  jurisdiction  in which your  Annuity  was delivered.  (For Annuities  issued as certificates  of  participation  in a group  contract,  it is our expectation that approval of only the jurisdiction in which such group contract was delivered applies.)

The reduction used in determining the minimum interest rate is two and one quarter percent of interest (2.25%).
    ---------

Where required by the laws of a particular  jurisdiction,  a specific  minimum  interest rate,  compounded  yearly, will apply should the index less the reduction be less than the specific  minimum  interest rate applicable to that jurisdiction.

WE MAY CHANGE THE  INTEREST  RATES WE CREDIT NEW FIXED  ALLOCATIONS  AT ANY TIME.  Any such change does not have an impact on the rates  applicable  to Fixed  Allocations  with  Guarantee  Periods  that began prior to such  change.
However, such a change will affect the MVA .

We have no specific  formula for  determining  the interest rates we declare.  Rates may differ between classes and between  types of  annuities we offer,  even for  guarantees  of the same  duration  starting at the same time.  We expect our  interest  rate  declarations  for Fixed  Allocations  to reflect the returns  available  on the type of investments  we make to support the various  classes of annuities  supported  by the assets in Separate  Account D.
However,  we may also take into consideration in determining rates such factors including,  but not limited to, the durations  offered  by  the  annuities  supported  by  the  assets  in  Separate  Account  D,  regulatory  and  tax requirements,  the  liquidity  of the  secondary  markets  for  the  type  of  investments  we  make,  commissions, administrative  expenses,  investment  expenses,  our  insurance  risks in relation to Fixed  Allocations,  general economic  trends  and  competition.  OUR  MANAGEMENT  MAKES  THE FINAL  DETERMINATION  AS TO  INTEREST  RATES TO BE
CREDITED.  WE CANNOT PREDICT THE RATES WE WILL DECLARE IN THE FUTURE.

How We Calculate the Market Value Adjustment
--------------------------------------------
A MVA is used in  determining  the Account  Value of each Fixed  Allocation.  The formula used to determine the MVA is applied  separately to each Fixed  Allocation.  Values and time durations used in the formula are as of the date the  Account  Value  is being  determined.  Current  Rates  and  available  Guarantee  Periods  may be found in the
Prospectus.

For purposes of this provision:
|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury securities are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference  between the yields on corporate debt securities  (adjusted to disregard  options on such  securities) and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year Investment Grade Corporate Bond Index of Option-adjusted Spreads.

The formula is:

                                            [(1+I) / (1+J+0.0010)]N/365
                                                      where:

                  I is the Strip  Yield as of the start date of the  Guarantee  Period for coupon
                  Strips  maturing  at the  end of  the  applicable  Guarantee  Period  plus  the
                  Option-adjusted  Spread.  If there are no Strips maturing at that time, we will use the Strip  Yield for the  Strips  maturing  as soon as  possible  after the
                  Guarantee Period ends.

                  J is the  Strip  Yield as of the  date the MVA  formula  is being  applied  for coupon Strips maturing at the end of the applicable  Guarantee  Period plus the
                  Option-adjusted  Spread.  If there are no Strips maturing at that time, we will use the Strip  Yield for the  Strips  maturing  as soon as  possible  after the
                  Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

No MVA  applies in  determining  a Fixed  Allocation's  Account  Value on its  Maturity  Date.  The  formula may be changed if Additional Amounts have been added to a Fixed Allocation.

Irrespective  of the above,  we apply  certain  formulas to  determine  "I" and "J" when we do not offer  Guarantee
Periods with a duration equal to the Remaining Period.  These formulas are as follows:

1.       If we offer  Guarantee  Periods to your class of Annuities with durations that are both shorter and longer than the  Remaining  Period,  we  interpolate a rate for "J" between our then current  interest  rates for
         Guarantee  Periods  with the next  shortest  and next  longest  durations  then  available  for new  Fixed
         Allocations for your class of Annuities .

2.       If we no longer offer  Guarantee  Periods to your class of Annuities  with  durations that are both longer and shorter than the Remaining  Period,  we determine  rates for "J" and, for purposes of determining  the
         MVA only, for "I" based on the Moody's  Corporate  Bond Yield Average - Monthly  Average  Corporates  (the
         "Average"),  as published by Moody's  Investor  Services,  Inc., its successor,  or an equivalent  service should  such  Average no longer be  published  by  Moody's.  For  determining  I, we will use the  Average published on or immediately  prior to the start of the applicable  Guarantee  Period.  For  determining J, we will use the Average for the Remaining  Period  published on or  immediately  prior to the date the MVA is calculated.

No MVA applies in  determining a Fixed  Allocation's  Account Value on its Maturity  Date,  and,  where required by law, the 30 days prior to the Maturity  Date.  If we are not offering a Guarantee  Period with a duration  equal to the number of years remaining in a Fixed  Allocation's  Guarantee Period, we calculate a rate for "J" above using a specific formula.

Our Current  Rates are expected to be  sensitive to interest  rate  fluctuations,  thereby  making each MVA equally sensitive  to such  changes.  There  would be a downward  adjustment  when the  applicable  Current  Rate plus 0.10 percent  of  interest  exceeds  the rate  credited  to the  Fixed  Allocation  and an  upward  adjustment  when the applicable  Current  Rate is more than 0.10  percent of  interest  lower than the rate being  credited to the Fixed
Allocation.

We reserve the right,  from time to time,  to determine  the MVA using an interest rate lower than the Current Rate for all  transactions  applicable  to a  class  of  Annuities.  We may do so at our  sole  discretion.  This  would benefit all such Annuities if transactions to which the MVA applies occur while we use such lower interest rate.

GENERAL INFORMATION

Voting Rights
-------------
You have  voting  rights in  relation  to Account  Value  maintained  in the  Sub-accounts.  You do not have voting rights in relation to Account  Value  maintained  in any Fixed  Allocations  or in relation to fixed or  adjustable annuity payments.

We will vote shares of the Portfolios in which the  Sub-accounts  invest in the manner  directed by Owners.  Owners give  instructions  equal to the  number of shares  represented  by the  Sub-account  Units  attributable  to their
Annuity.

We will vote the shares  attributable  to assets  held in the  Sub-accounts  solely for us rather than on behalf of
Owners,  or any share as to which we have not  received  instructions,  in the same  manner and  proportion  as the shares  for which we have  received  instructions.  We will do so  separately  for each  Sub-account  from  various classes of the Separate Account that may invest in the same Portfolio.

The number of votes for a Portfolio  will be  determined as of the record date for such  underlying  mutual fund or portfolio as chosen by its board of trustees or board of  directors,  as  applicable.  We will furnish  Owners with proper forms and proxies to enable them to instruct us how to vote.

You may  instruct  us how to vote on the  following  matters:  (a)  changes  to the board of  trustees  or board of directors,  as applicable;  (b) changing the independent  accountant;  (c) any change in the fundamental investment policy;  (d) any other  matter  requiring a vote of the  shareholders.  American  Skandia  Trust (the  "Trust") has obtained an exemption from the Securities and Exchange  Commission  that permits its investment  adviser,  American
Skandia Investment  Services,  Incorporated  ("ASISI"),  subject to approval by the Board of Trustees of the Trust, to  change  sub-advisors  for a  Portfolio  and to  enter  into  new  sub-advisory  agreements,  without  obtaining shareholder  approval of the changes.  This exemption  (which is similar to exemptions  granted to other investment companies  that are  organized  in a  similar  manner  as the  Trust)  is  intended  to  facilitate  the  efficient supervision and management of the  sub-advisors by ASISI and the Trustees.  The Trust is required,  under the terms of the exemption, to provide certain information to shareholders following these types of changes.

With respect to approval of changes to the investment  advisory  agreement,  approval of a new investment  advisory agreement or any change in fundamental  investment policy,  only Owners maintaining  Account Value as of the record date in a Sub-account  investing in the  applicable  underlying  mutual fund portfolio will instruct us how to vote on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act.

Modification
------------
We reserve the right to do any or all of the  following:  (a) combine a Sub-account  with other  Sub-accounts;  (b)
combine Separate  Account B or a portion of it with other  "unitized"  separate  accounts;  (c) terminate  offering certain  Guarantee  Periods for new or  renewing  Fixed  Allocations;  (d)  combine  Separate  Account D with other
"non-unitized"  separate accounts;  (e) deregister Separate Account B under the Investment Company Act; (f) operate
Separate  Account B as a  management  investment  company  under the  Investment  Company  Act or in any other form permitted  by law;  (g) make  changes  required  by any  change in the  Securities  Act,  the  Exchange  Act or the
Investment  Company Act; (h) make changes that are  necessary to maintain the tax status of your Annuity  under the
Code;  (i) make changes  required by any change in other Federal or state laws relating to retirement  annuities or annuity contracts; and (j) discontinue offering any Sub-account at any time.

Also, from time to time, we may make additional  Sub-accounts  available to you. These  Sub-accounts will invest in underlying  mutual funds or  portfolios of  underlying  mutual funds we believe to be suitable for the Annuity.  We may or may not make a new  Sub-account  available to invest in any new  portfolio of one of the current  underlying mutual funds should such a portfolio be made available to Separate Account B.

We may eliminate  Sub-accounts,  combine two or more  Sub-accounts or substitute one or more new underlying  mutual funds or portfolios  for the one in which a Sub-account is invested.  Substitutions  may be necessary if we believe an  underlying  mutual  fund or  portfolio  no longer  suits the purpose of the  Annuity.  This may happen due to a change in laws or regulations,  or a change in the investment  objectives or  restrictions of an underlying  mutual fund or portfolio,  or because the underlying  mutual fund or portfolio is no longer  available for investment,  or for some other reason.  We would obtain prior approval from the insurance  department of our state of domicile,  if so required by law,  before making such a substitution,  deletion or addition.  We also would obtain prior approval from the SEC so long as  required by law,  and any other  required  approvals  before  making such a  substitution, deletion or addition.

We reserve the right to transfer  assets of Separate  Account B, which we determine to be associated with the class of contracts to which your Annuity belongs,  to another "unitized"  separate account.  We also reserve the right to transfer  assets of Separate  Account D which we  determine to be  associated  with the class of contracts to which your annuity  belongs,  to another  "non-unitized"  separate  account.  We will notify you (and/or any payee during the payout phase) of any modification to your Annuity.  We may endorse your Annuity to reflect the change.

Deferral of Transactions
------------------------
We may defer any  distribution  or  transfer  from a Fixed  Allocation  or an annuity  payment  for a period not to exceed the lesser of 6 months or the period  permitted  by law. If we defer a  distribution  or  transfer  from any
Fixed  Allocation or any annuity  payment for more than thirty days, or less where required by law, we pay interest at the minimum rate required by law but not less than 3% or at least 4% if required by your  contract,  per year on the amount  deferred.  We may defer payment of proceeds of any  distribution  from any  Sub-account or any transfer from a  Sub-account  for a period not to exceed 7 calendar  days from the date the  transaction  is  effected.  Any deferral period begins on the date such distribution or transfer would otherwise have been transacted.

All  procedures,  including  payment,  based on the  valuation  of the  Sub-accounts  may be  postponed  during the period:  (1) the New York Stock  Exchange is closed (other than  customary  holidays or weekends) or trading on the
New York Stock  Exchange is restricted as  determined by the SEC; (2) the SEC permits  postponement  and so orders;
or (3) the SEC  determines  that an emergency  exists  making  valuation or disposal of securities  not  reasonably practical.

Misstatement of Age or Sex
--------------------------
If there has been a  misstatement  of the age and/or sex of any person  upon  whose life  annuity  payments  or the minimum death benefit are based,  we make  adjustments  to conform to the facts.  As to annuity  payments:  (a) any underpayments  by us will be remedied on the next payment  following  correction;  and (b) any  overpayments  by us will be charged against future amounts payable by us under your Annuity.

Ending the Offer
----------------
We may limit or discontinue offering Annuities.  Existing Annuities will not be affected by any such action.

Annuitization

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?

We currently make annuity options  available that provide fixed annuity  payments,  variable payments or adjustable payments.  Fixed options provide the same amount with each payment.  Variable options  generally  provide a payment which may increase or decrease  depending on the investment  performance of the Sub-accounts.  However,  currently, we also make a variable  payment option that has a guarantee  feature.  Adjustable  options provide a fixed payment that is  periodically  adjusted based on current  interest  rates.  We do not guarantee to make all annuity payment options available in the future.

When you  purchase  an Annuity,  or at a later  date,  you may choose an Annuity  Date,  an annuity  option and the frequency  of annuity  payments.  You may change  your  choices up to 30 days before the  Annuity  Date.  A maximum
Annuity  Date may be  required  by law.  Any change to these  options  must be in  writing.  The  Annuity  Date may depend on the annuity  option you choose.  Certain  annuity  options may not be  available  depending on the age of the Annuitant.

Certain of these annuity options may also be available to  Beneficiaries  who choose to receive the Annuity's Death
Benefit proceeds as a series of payments instead of a lump sum payment.

The variable  annuity  payment  options are  described  in greater  detail in a separate  prospectus  which will be provided to you at the time you elect one of the variable annuity payment options.

Option 1
--------
Payments  for Life:  Under this  option,  income is payable  periodically  until the death of the "key  life".  The
"key life" (as used in this  section)  is the person or persons  upon whose life  annuity  payments  are based.  No additional  annuity  payments  are made after the death of the key life.  Since no minimum  number of  payments  is guaranteed,  this option offers the largest amount of periodic  payments of the life  contingent  annuity  options.
It is  possible  that only one  payment  will be  payable if the death of the key life  occurs  before the date the second  payment was due,  and no other  payments  nor death  benefits  would be payable.  This option is  currently available  on a fixed or variable  basis.  Under this  option,  you cannot make a partial or full  surrender of the annuity.

Option 2
--------
Payments  Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint  lifetime of two key lives, and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the  survivor's  death.  No minimum  number of payments is  guaranteed  under this option.  It is possible  that only one payment  will be payable if the death of all the key lives occurs  before the date the second  payment was due, and no other  payments or death benefits  would be payable.  This option is currently  available on a fixed or variable basis.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 3
--------
Payments  for Life with a Certain  Period:  Under this option,  income is payable  until the death of the key life.
However,  if the key life dies before the end of the period  selected (5, 10 or 15years),  the  remaining  payments are paid to the  Beneficiary  until the end of such  period.  This  option  is  currently  available  on a fixed or variable  basis.  If you elect to receive  payments on a variable basis under this option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 4
--------
Fixed Payments for a Certain Period:  Under this option,  income is payable  periodically for a specified number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the
Beneficiary to the end of such period.  Note that under this option,  payments are not based on any  assumptions of life  expectancy.  Therefore,  that  portion  of the  Insurance  Charge  assessed  to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner  selecting  this option.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable Payments for a Certain Period:  Under this option,  income is payable  periodically for a specified number of  years.  The  number  of years  cannot  be less  than 5 or more  than 50.  Payments  may  increase  or  decrease depending on the  investment  performance  of the  Sub-accounts.  If the payee dies before the end of the specified number of years,  the remaining  payments are paid to the  Beneficiary  to the end of such period.  Note that under this  option,  payments  are not based on any  assumptions  of life  expectancy.  Therefore,  that  portion  of the
Insurance  Charge  assessed  to cover the risk that key lives  outlive our  expectations  provides no benefit to an
Owner  selecting  this option.  If this option is selected,  full  surrenders may be made from the Annuity prior to the last guaranteed Payment Date.  No partial surrenders are permitted if this option is selected.

Option 6
--------
Variable  Payments for Life with a Cash Value:  Under this  option,  benefits  are payable  periodically  until the death  of the key  life.  Benefits  may  increase  or  decrease  depending  on the  investment  performance  of the
Sub-accounts.  This option has a cash value that also varies with the investment  performance  of the  Sub-account.
The cash value provides a "cushion" from volatile investment  performance so that negative  investment  performance does  not  automatically  result  in a  decrease  in the  annuity  payment  each  month,  and  positive  investment performance  does not  automatically  result  in an  increase  in the  annuity  payment  each  month.  The  cushion generally  "stabilizes"  monthly  annuity  payments.  Any cash value remaining on the death of the key life is paid to the  Beneficiary  in a lump sum or as periodic  payments.  Under this  option,  you can request  partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 7
--------
Variable  Payments for Life with a Cash Value and Guarantee:  Under this option,  benefits are payable as described in Option 6; except  that,  while the key life is alive,  the annuity  payment  will not be less than a  guaranteed
             ------
amount,  which  generally  is equal  to the  first  annuity  payment.  We  charge  an  additional  amount  for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic  payments.  Under this option,  you can request  partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

WHEN ARE ANNUITY PAYMENTS MADE?

Each Annuity  Payment is payable  monthly on the Annuity  Payment Date.  The initial  annuity  payment will be on a date of your  choice of the 1st  through the 28th day of the month.  The  Annuity  Payment  Date may not be changed after the Annuity Date.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments
If you choose to receive fixed  annuity  payments,  you will receive equal  fixed-dollar  payments  throughout  the period you select.  The amount of the fixed payment will vary  depending on the annuity  payment option and payment frequency you select.  Generally,  the first annuity  payment is determined by  multiplying  the Account Value upon the  Annuity  Date,  minus any state  premium  taxes that may apply,  by the  factor  determined  from our table of annuity  rates.  The table of annuity  rates  differs  based on the type of annuity  chosen  and the  frequency  of payment  selected.  Our rates will not be less than our guaranteed  minimum rates.  These guaranteed  minimum rates are  derived  from the 2000  Individual  Annuity  Mortality  Table with an assumed  interest  rate of 3% per annum.
Where  required  by law or  regulation,  such  annuity  table will have rates that do not differ  according  to the gender of the key life.  Otherwise, the rates will differ according to the gender of the key life.

Adjustable Annuity Payments
We may make an adjustable annuity payment option available.  Adjustable  annuity payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment  amount is  adjusted  upward or  downward  depending  on the rate we are  currently  crediting  to  annuity payments.  The  adjustment  in the  annuity  payment  amount  does not affect the  duration  of  remaining  annuity payments, only the amount of each payment.

Variable Annuity Payments
We offer three different types of variable  annuity payment  options.  The first annuity payment will be calculated based upon the assumed  investment  return  ("AIR").  You select the AIR before we start to make annuity  payments.
The remaining  annuity payments will fluctuate based on the performance of the Sub-accounts  relative to the AIR as well as other factors  described below.  The greater the AIR, the greater the first annuity  payment.  A higher AIR may result in smaller  potential  growth in the annuity  payments.  A lower AIR results in a lower initial  annuity payment.

         Options 1-3 & 5:
         Under  Options 1, 2, 3 and 5, annuity  payments are payable for the life of the  Annuitant,  for a Certain
         Period,  or for the life of the  Annuitant  and a Certain  Period.  Annuity  payments  terminate  when the
         Annuitant dies, the Certain Period chosen ends, or upon the  Inheritance  Date if a lump sum death benefit is payable.

         Your Account  Value on the Annuity Date will be used to purchase  Units.  We will  determine the number of
         Units  based on the  Account  Value  reduced by any  applicable  premium  tax,  the length of any  Certain
         Period,  the payout option selected,  and the Unit Value of the Sub-accounts you initially selected on the
         Annuity Date.  The number of Units also will depend on the  Annuitant's  age and gender  (where  permitted by law) if Annuity  Payments are due for the life of the Annuitant.  Other than to fund Annuity  Payments, the  number  of Units  allocated  to each  Sub-account  will not  change  unless  you  transfer  among the
         Sub-accounts or make a withdrawal (if allowed).

         We calculate your Annuity  Payment  Amount on each Monthly  Processing  Date by multiplying  the number of
         Units scheduled to be redeemed under the Schedule of Units for each  Sub-account  and multiplying  them by the Unit Value of each  Sub-account  on such date.  This  calculation  is performed for each  Sub-account, and the sum of the Sub-account calculations will equal the amount of your Annuity Payment Amount.

         You can select one of three AIRs for these options: 3%, 5% or 7%.

         Options 6 & 7:
         Annuity payment  Options 6 and 7 attempt to cushion the Annuity  Payment Amount from the immediate  impact
         of  Sub-account   performance  through  a  "stabilization"   process.  This  means  that  positive  market
         performance  will not always  increase the Annuity Payment Amount,  and negative market  performance  will not always  decrease the Annuity  Payment  Amount.  The  stabilization  process  adjusts the length of the
         Inheritance  Period while  generally  maintaining a level Annuity  Payment  Amount.  When values under the
         Annuity exceed a trigger,  then an Adjustment is made to increase the Annuity  Payment Amount and decrease the Cash Value and the Inheritance Period. Adjustments do not change the Income Base.

         KEY TERMS

         Adjustment is a change to the benefits that occur if, on an Annuity  Payment Date,  the Cash Value Trigger
is exceeded.

         Annuity Date is the date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

         Annuity  Factors  are  factors we apply to  determine  the  Schedule  of Units.  Annuity  Factors  reflect assumptions  regarding  the  costs  we  expect  to bear in  guaranteeing  payments  for the  lives  of the
         Annuitants and will depend on the Benchmark Rate, the  Inheritance  Period,  the Annuitant's  attained age and where permitted by law, gender.

         Annuity  Payment Date is the date each month  annuity  payments are payable.  This date is the same day of the month as the  Annuity  Date which may be any date  chosen by you  between  the 1st and the 28th day of the month.  The Annuity Payment Date may not be changed on or after the Annuity Date.

         Benchmark  Rate is an assumed rate of return used in determining  the Annuity  Factors and the Schedule of
         Units.  The Benchmark  Rate for Annuity  Option 6 is currently 4%. The Benchmark  Rate for Annuity  Option
         7 is currently 3%. We may use a different  rate for different  classes of  purchasers.  The Benchmark Rate is set forth in the supplemental contract material which you receive upon annuitization.

         Cash Value Trigger is an amount we use to determine  whether an Adjustment  must be made to your Annuity's annuitization  values  following the Annuity  Date.  The initial Cash Value Trigger is a percentage of the
         Account Value on the Annuity Date  (generally  85% of such amount),  and is always equal to the Cash Value of the contract on the  Annuitization  Date.  We reserve the right to change the Cash Value Trigger at any time.

         Income Base is the value of each allocation to a Sub-account,  plus any earnings and any adjustments  made based on whether the  Annuitant(s) is alive and/or less any losses,  distributions,  and charges  thereon.
         Income Base is determined  separately for each Sub-account,  and then totaled to determine the Income Base for your Annuity.  The Income Base is always more than the Cash Value.

         Inheritance Date is the date we receive, at our office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for the benefit of a Beneficiary.  If there are joint Annuitants, the Inheritance Date refers to the death of the last surviving Annuitant.

         Inheritance  Period is a variable period of time during which annuity  payments are due whether or not the
         Annuitant is still alive.  The Inheritance Period is represented in months or partial months.

         Schedule of Units is a schedule for each  Sub-account  of how many Units are expected to fund your annuity payments as of each Annuity  Payment Date.  The schedule  initially is assigned on the Annuity Date and is based on the  portion  of the  Account  Value on the  Annuity  Date you  allocate  to a  Sub-account,  the
         Benchmark  Rate,  and Annuity  Factors.  Subsequently,  the Schedule of Units is adjusted  for  transfers,
         Adjustments, or partial surrenders.

|X|      Stabilized Variable Payments (Option 6)
         ----------------------------
         This option  provides  guaranteed  payments for life, a cash value for the  Annuitant  (while alive) and a variable  period of time during which annuity  payments will be made whether or not the Annuitant is still alive.  We calculate the initial  annuity  payment amount by multiplying  the number of units scheduled to
                                  -------
         be redeemed  under a schedule of units by the Unit Values  determined  on the Annuity  Date.  The schedule of units is  established  for each  Sub-account  you choose on the  Annuity  Date based on the  applicable benchmark rate and the annuity  factors.  The annuity factors reflect our assumptions  regarding the costs we  expect  to bear in  guaranteeing  payments  for the  lives of the  Annuitant  and will  depend  on the benchmark  rate, the  annuitant's  attained age and gender (where  permitted).  Unlike  variable  payments
         (described  above)  where each payment can vary based on  Sub-account  performance,  this  payment  option cushions the  immediate  impact of  Sub-account  performance  by  adjusting  the length of the time during which annuity  payments will be made whether or not the Annuitant is alive while  generally  maintaining a level  annuity  payment  amount.  Sub-account  performance  that exceeds a benchmark  rate will  generally extend this time period,  while Sub-account  performance that is less than a benchmark rate will generally shorten  the period.  If the period  reaches  zero and the  Annuitant  is still  alive,  Annuity  Payments continue,  however, the annuity payment amount will vary depending on Sub-account performance,  similar to conventional variable payments.  The AIR for this option is 4%.

|X|

     Stabilized Variable Payments with a Guaranteed Minimum (Option7)
     ------------------------------------------------------
         This option  provides  guaranteed  payments for life in the same manner as  Stabilized  Variable  Payments
         (described  above).  In addition to the stabilization  feature,  this option also guarantees that variable annuity  payments will not be less than the initial  annuity  payment  amount  regardless  of  Sub-account performance.  The AIR for this option is 3%.

         HOW ANNUITIZATION WORKS FOR OPTIONS 6 &7:

         Initial Annuity Payment
         The initial  annuity  payment amount is calculated  based on the Schedule of Units  multiplied by the Unit
         Values on the Annuity  Date. We calculate  this value upon  annuitization  and this is the amount  payable on the first Annuity Payment Date.

         Subsequent Annuity Payments
         The amount of subsequent  annuity  payments are  determined one month in advance.  On the Annuity  Payment
         Date,  based on your current  allocations,  we calculate  the  Inheritance  Period and the Cash Value.  We calculate these initial values as follows:

|X|      The  Inheritance  Period is first  reduced by one month  (because one monthly  period has passed) and then
              -------------------
              increased  or decreased  to reflect the  difference  between the value of the Units to be redeemed to fund the  stable  annuity  payment  amount  and the  value of the  Units in the  Schedule  of  Units.
              Generally,  if Sub-account  performance  exceeds the Benchmark Rate, then the Inheritance Period will decrease less than one month,  while if Sub-account  performance is less than the Benchmark Rate, the
              Inheritance  Period  will  decrease  more  than  one  month.  Monthly  annuity  payment  amounts  are stabilized while the Inheritance Period absorbs the immediate impact of market volatility.

|X|      The Cash Value is determined based on the new Inheritance Period and the current Unit Values.
             ----------

         The next  annuity  payment  amount on each  Annuity  Payment  Date will depend on whether the  Inheritance
         Period is greater than or equal to zero and whether the Cash Value Trigger has been exceeded.

         Inheritance Period Greater Than Zero
         Cash Value Trigger not exceeded
         If the Cash Value  Trigger  has not been  exceeded  then we do not make an  adjustment.  The next  annuity
                                         ---
         payment amount is equal to the then current annuity payment  amount.  The Inheritance  Period and the Cash
         Value initially  calculated above are established.  The  stabilization  process  maintains a level annuity payment amount.

         Cash Value Trigger exceeded
         If the Cash Value  Trigger has been  exceeded  then we make an  adjustment.  The Cash Value of the Annuity is adjusted to be equal to the Cash Value Trigger and the  Inheritance  Period is decreased.  The Schedule of Units is revised to reflect a higher  Annuity  Payment  Amount to be paid on the next  Annuity  Payment
         Date.  Adjustments  do not change the Income Base of the  Annuity.  The  revised  annuity  payment  amount becomes the new stabilized  payment amount until there is an adjustment or the Inheritance  Period becomes equal to zero.

         Inheritance Period Equal To Zero
         If the  Inheritance  Period is equal to zero,  the  Annuity in the  annuitization  phase does not have any
         Cash Value.  Annuity  Payments will continue until the  Inheritance  Date;  however,  the annuity  payment amount may  fluctuate  each Annuity  Payment Date with  changes in Unit Values.  The next annuity  payment amount is  established  equal to the  number of Units  scheduled  to be paid under the  Schedule  of Units multiplied by the current Unit Values.

-------------------------------------------------------------------------------------------------------------------
         If you have  selected  annuity  payment  option 7, the Optional  Guarantee  Feature,  the annuity  payment amount will not be less than the initial guaranteed annuity payment amount.
-------------------------------------------------------------------------------------------------------------------

         Can I change the Cash Value Trigger?
         Unless you have selected  annuity  payment option 7, you can adjust the Cash Value Trigger to 25%, 50%, or
         75% of the original Cash Value Trigger on any Annuity Payment Date.

         Reducing  the Cash  Value  Trigger  increases  the  likelihood  that  your  annuity  payment  amount  will increase.  However,  reducing  the Cash Value  Trigger may also result in using more Units to generate the larger  monthly  payment.  This can also  decrease  the  Inheritance  Period  more  rapidly to support the higher Annuity  Payment Amount during periods of poor market  performance,  which may effect the stability of future  annuity  payments.  Any  adjustment  to the Cash Value  Trigger is  permanent  although you may continue to decrease  the trigger in the future to 25% of the  original  Cash Value  Trigger.  If you have selected  Annuity  Payment  Option 7, the Cash Value  Trigger is set as of the Issue Date,  and may NOT be
         changed.

         Can you illustrate how annuity payments are made?
         Shown  below  are  examples  of  annuity  payment  option 6 under  different  hypothetical  interest  rate scenarios  for a randomly  chosen male and female aged 65 with a 4% Benchmark  Rate,  and $50,000  Account
         Value on the Annuity Date. These values are illustrative only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 278.96      211.32   $ 50,000    $ 42,500    $ 278.96      132.90    $ 34,857   $ 24,404
                4%                278.96      211.32     50,000      42,500      278.96      156.83      41,916     32,503
                6%                278.96      211.32     50,000      42,500      278.96      166.53      45,789     36,713
                8%                278.96      211.32     50,000      42,500      278.96      175.13      49,903     41,083
               10%                278.96      211.32     50,000      42,500      299.05      161.47      53,912     42,500
               12%                278.96      211.32     50,000      42,500      322.34      142.75      57,988     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 175.01        0.00   $ 21,173         $ 0    $ 104.26        0.00     $ 8,332        $ 0
                4%                278.96       65.92     31,224      14,753      219.83        0.00      17,567          0
                6%                278.96      118.14     39,816      28,948      278.96       44.25      26,839     12,990
                8%                278.96      152.19     50,118      41,912      322.81      108.15      49,512     42,500
               10%                355.11      115.47     59,303      42,500      555.16       61.30      68,412     42,500
               12%                421.98       89.98     70,418      42,500      888.48       37.19     101,564     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value of Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 258.24      236.78   $ 50,000    $ 42,500    $ 258.24      144.79    $ 35,656   $ 24,173
                4%                258.24      236.78     50,000      42,500      258.24      179.86      42,775     33,347
                6%                258.24      236.78     50,000      42,500      258.24      193.11      46,680     37,896
                8%                258.24      236.78     50,000      42,500      258.54      204.14      50,826     42,500
               10%                258.24      236.78     50,000      42,500      279.62      178.24      54,810     42,500
               12%                258.24      236.78     50,000      42,500      296.48      158.15      59,069     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 162.01        0.00   $ 22,625         $ 0     $ 96.51        0.00     $ 8,891        $ 0
                4%                258.24       76.04     32,961      15,506      203.50        0.00      18,747          0
                6%                258.24      147.89     41,792      32,064      258.24       74.90      29,798     19,391
                8%                278.90      166.58     51,796      42,500      327.20      114.71      50,840     42,500
               10%                335.80      125.86     61,417      42,500      544.61       65.36      72,073     42,500
               12%                390.12       98.61     73,317      42,500      841.11       40.11     107,597     42,500
      ---------------------------------------------------------------------------------------------------------------------

Below are  examples  of annuity  payment  option 7 under  different  hypothetical  interest  rate  scenarios  for a randomly  chosen male and female aged 65 with a 3% Benchmark  Rate,  and a $50,000  Account  Value on Annuity Date.
These values are illustrative only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37      221.37   $ 50,000    $ 42,500    $ 249.37      148.67    $ 34,550   $ 25,151
                4%                249.37      221.37     50,000      42,500      249.37      167.89      41,435     32,509
                6%                249.37      221.37     50,000      42,500      249.37      175.80      45,210     36,410
                8%                249.37      221.37     50,000      42,500      249.37      182.87      49,219     40,492
               10%                249.37      221.37     50,000      42,500      264.57      173.21      53,211     42,500
               12%                249.37      221.37     50,000      42,500      287.28      153.60      57,176     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37        0.00   $ 20,319         $ 0    $ 249.37        0.00     $ 7,773        $ 0
                4%                249.37       82.08     30,483      16,461      249.37        0.00      16,400          0
                6%                249.37      124.93     38,634      28,285      249.37       44.13      25,015     11,687
                8%                249.37      154.02     48,349      39,902      249.37      121.50      47,150     41,888
               10%                309.45      126.69     57,540      42,500      469.02       69.38      64,353     42,500
               12%                370.41       99.14     68,044      42,500      757.89       42.21      94,439     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98      248.47   $ 50,000    $ 42,500    $ 228.98      166.84    $ 35,323   $ 25,380
                4%                228.98      248.47     50,000      42,500      228.98      193.27      42,265     33,383
                6%                228.98      248.47     50,000      42,500      228.98      203.62      46,069     37,519
                8%                228.98      248.47     50,000      42,500      228.98      212.65      50,108     41,803
               10%                228.98      248.47     50,000      42,500      246.35      191.81      54,055     42,500
               12%                228.98      248.47     50,000      42,500      262.61      170.89      58,198     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98        0.00   $ 21,726         $ 0    $ 228.98        0.00     $ 8,275        $ 0
                4%                228.98       99.00     32,143      17,870      228.98        0.00      17,460          0
                6%                228.98      154.84     40,498      31,093      228.98       74.08      27,657     17,376
                8%                236.22      183.14     50,351      42,500      267.55      130.23      48,732     42,500
               10%                291.75      138.73     59,441      42,500      459.19       74.40      67,427     42,500
               12%                340.24      109.31     70,699      42,500      713.90       45.82      99,672     42,500
      ---------------------------------------------------------------------------------------------------------------------

WHAT HAPPENS WHEN THE ANNUITANT DIES?

As of the  Inheritance  Date, if an  Inheritance  Period exists and was never zero at any time between the death of the last surviving  Annuitant and the  Inheritance  Date, we will make Annuity  Payments to the Beneficiary for the remainder of the Inheritance  Period.  As an alternative,  a lump sum can be paid to the  Beneficiary.  There is no guarantee  that there will be any  Inheritance  Period after the date of death,  which means there may be no amount due for the Beneficiary.  If there is no Inheritance Period as of the Inheritance Date, the Annuity terminates.

For Payment  Options 1, 2, 3 and 5 if the  Annuitant  dies before the Annuity  Date,  the Annuity  will end and the
Cash Value will be payable as settlement to the  Beneficiary(s)  after we have received all of our  requirements to make settlement.

If the  Annuity is used in  connection  with a tax  qualified  retirement  plan or  qualified  contract  (including individual retirement  annuities),  the beneficiary may only be entitled to a lump sum distribution after the death of the last surviving Annuitant or the period over which Annuity Payments can be paid may be shortened.

WHEN DO ANNUITY PAYMENTS FOR A BENEFICIARY START?

If annuity  payments are to be paid to a Beneficiary,  annuity  payments will begin as of the next Annuity  Payment
Date,  or the Cash Value can then be paid.  No amounts  are  payable to a  Beneficiary  until the death of the last surviving  Annuitant.  Evidence  satisfactory  to us of the death of all  Annuitants  must be  provided  before any amount becomes payable to a Beneficiary.

INDEPENDENT AUDITORS

The  consolidated  financial  statements of American  Skandia Life  Assurance  Corporation at December 31, 2000 and
1999,  and for each of the three years in the period ended  December  31, 2000,  and the  financial  statements  of
American  Skandia Life  Assurance  Corporation  Variable  Account B - Class 1 at December 31, 2000 and 1999 and for
the years then ended,  appearing in this Prospectus and  Registration  Statement have been audited by Ernst & Young
LLP,  independent  auditors,  as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

LEGAL EXPERTS

Counsel for American  Skandia Life  Assurance  Corporation  has passed on the legal matters with respect to Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.

FINANCIAL STATEMENTS
American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)

The  statements  which  follow in Appendix A are those of American  Skandia  Life  Assurance  Corporation  Variable
Account B (Class 1  Sub-accounts)  as of December  31, 2000 and for the periods  ended  December 31, 2000 and 1999.
There are other  Sub-accounts  included in Variable  Account B that are not  available in the product  described in the applicable prospectus.

To the  extent  and only to the  extent  that any  statement  in a document  incorporated  by  reference  into this
Statement of  Additional  Information  is modified or  superseded  by a statement in this  Statement of  Additional
Information  or in a later-filed  document,  such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you without  charge a copy of any or all the documents  incorporated  by reference in this  Statement of
Additional  Information,  including any exhibits to such documents  which have been  specifically  incorporated  by reference.  We do so upon  receipt  of your  written or oral  request.  Please  address  your  request to  American
Skandia  Life  Assurance  Corporation,   Attention:  Customer  Service,  P.O.  Box  7040,  Bridgeport,  Connecticut
06601-7040.  Our  phone  number is  1-800-752-6342.  You may also  forward  such a  request  electronically  to our
Customer Service Department at customerservice@americanskandia.com.
APPENDIX A - Financial Statements for American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)
                                                                                     Independent Auditor's Report

To the Contractowners of
       American Skandia Life Assurance Corporation
       Variable Account B - Class 1 and the
       Board of Directors and Shareholder of
       American Skandia Life Assurance Corporation
Shelton, Connecticut

We have audited the accompanying  statement of assets,  liabilities and contractowners'  equity of the seventy-one  sub-accounts of American Skandia Life Assurance  Corporation  Variable Account B -
Class 1, referred to in Note 1, as of December 31, 2000,  the related  statement of operations  for the year then ended and the  statements of changes in net assets for the years ended  December 31,
2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing  standards  generally  accepted in the United States.  Those standards require that we plan and perform the audit to obtain  reasonable  assurance about whether the financial statements are free of material misstatement.  An audit includes examining,  on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly,  in all material  respects,  the financial  position of the seventy-one  sub-accounts of American Skandia Life Assurance
Corporation  Variable  Account B - Class 1, referred to in Note 1, at December 31, 2000, the results of their  operations for the year then ended, and changes in their net assets for the years ended
December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

                                                                                                                                                                  /s/Ernst & Young

Hartford, Connecticut
February 2, 2001

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B --- CLASS 1
STATEMENT OF ASSETS, LIABILITIES, AND CONTRACTOWNER'S EQUITY
AS OF DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------     ------------------------------------------------------------------------------------------------------------------------

                                              ASSETS                                                                                                      LIABILITIES

Investment in mutual funds at market value ( Note 2 ):
      American Skandia Trust ( AST ):
            AIM Balanced Portfolio - 45,497,908 shares ( cost $608,445,652)                               $ 605,122,179      Payable to American Skandia Life Assurance Corporation                                                      $ 6,485,204
            AIM International Equity Portfolio - 27,646,748 shares ( cost $719,616,964)                     609,334,332      Payable to Evergreen Funds                                                                                      557,581
            Alger All Cap Growth Portfolio - 27,836,067 shares ( cost $257,979,693)                         190,398,697      Payable to INVESCO                                                                                           16,142,290
            Alger Growth Portfolio - 138,402,600 shares ( cost $1,383,911,762)                            1,317,592,754      Payable to Montgomery                                                                                         1,558,144
            Alger Mid-Cap Growth Portfolio - 88,304,086 shares ( cost $882,921,578)                         862,730,922      Payable to ProFunds                                                                                             320,362
            Alliance Growth & Income Portfolio - 71,905,125 shares ( cost $1,494,437,353)                 1,537,331,572      Payable to Davis Funds                                                                                            3,245
                                                                                                                                                                                                                                    -----------------
            Alliance Growth Portfolio - 29,594,220 shares ( cost $506,928,904)                              448,352,431                                Total Liabilities                                                                  25,066,826
            American Century International Growth I Portfolio - 16,778,817 shares ( cost $322,799,790)      304,703,325
            American Century International Growth II Portfolio - 29,591,041 shares ( cost $414,485,387)     366,928,914
            American Century Income and Growth Portfolio - 35,425,266 shares ( cost $492,850,025)           461,236,957
            American Century Startegic Balanced Portfolio - 15,059,035 shares ( cost $205,792,088)          206,308,773
            Cohens & Steers Real Estate Portfolio - 12,137,221 shares ( cost $113,422,912)                  123,556,909
            Federated Aggressive Growth Portfolio - 196,052 shares ( cost $1,877,366)                         1,784,071
            Federated High Yield Bond Portfolio - 48,667,311 shares ( cost $539,568,883)                    472,559,593                                   NET ASSETS
            Founders Passport Portfolio - 17,574,595 shares ( cost $317,494,063)                            261,861,462                                                                                                  Unit
            Gabelli All-Cap Value Portfolio - 1,269,709 shares ( cost $12,640,969)                           12,811,368      Contractowners' Equity                                                     Units            Value
            Gabelli Small-Cap Value Portfolio - 23,888,678 shares ( cost $276,119,872)                      311,030,594                  AST - AIM Balanced Portfolio                                    30,290,413         $ 19.98      605,122,179
            Invesco Equity Income Portfolio - 62,779,632 shares ( cost $1,080,043,669)                    1,104,293,722                  AST - AIM International Equity Portfolio                        19,112,622           31.88      609,334,332
            Jancap Growth Portfolio - 116,382,481 shares ( cost $5,175,066,093)                           4,082,697,429                  AST - Alger All Cap Growth Portfolio                            28,229,631            6.74      190,398,697
            Janus Overseas Growth Portfolio - 54,988,664 shares ( cost $1,258,399,206)                    1,029,387,786                  AST - Alger Growth Portfolio                                   138,664,577            9.50    1,317,592,754
            Janus Mid-Cap Growth Portfolio - 9,337,582 shares ( cost $87,106,144)                            62,001,543                  AST - Alger Mid-Cap Growth Portfolio                            88,470,750            9.75      862,730,922
            Janus Small-Cap Growth Portfolio - 27,056,250 shares ( cost $809,439,874)                       549,241,876                  AST - Alliance Growth & Income Portfolio                        53,536,296           28.72    1,537,331,572
            Janus Strategic Value Portfolio - 584,499 shares ( cost $5,791,466)                               5,757,311                  AST - Alliance Growth Portfolio                                 25,796,792           17.38      448,352,431
            Kemper Small Cap Value Portfolio - 65,047,617 shares ( cost $901,040,937)                       762,358,068                  AST - American Century International Growth I Portfolio         17,007,352           17.92      304,703,325
            Kinetics Internet Portfolio - 116,052 shares ( cost $1,019,394)                                     931,899                  AST - American Century International Growth II Portfolio        26,340,548           13.93      366,928,914
            Lord Abbett Bond Debenture Portfolio - 648,523 shares ( cost $6,528,278)                          6,582,509                  AST - American Century Income and Growth Portfolio              32,388,202           14.24      461,236,957
            Lord Abbett Small Cap Value Portfolio - 14,564,590 shares ( cost $175,113,823)                  211,914,783                  AST - American Century Startegic Balanced Portfolio             14,498,180           14.23      206,308,773
            Marsico Capital Growth Portfolio - 93,086,164 shares ( cost $1,662,628,238)                   1,684,859,573                  AST - Cohens & Steers Real Estate Portfolio                     11,891,188           10.39      123,556,909
            MFS Global Equity Portfolio - 2,760,630 shares ( cost $29,453,425)                               28,241,250                  AST - Federated Aggressive Growth Portfolio                        196,575            9.08        1,784,071
            MFS Growth Portfolio - 7,390,457 shares ( cost $84,949,589)                                      78,043,228                  AST - Federated High Yield Bond Portfolio                       36,914,825           12.80      472,559,593
            MFS Growth with Income Portfolio - 6,827,511 shares ( cost $72,523,701)                          71,893,686                  AST -  Founders Passport Portfolio                              16,245,805           16.12      261,861,462
            Money Market - 2,232,816,113 shares ( cost $2,232,816,113)                                    2,232,816,052                  AST - Gabelli All-Cap Value Portfolio                            1,273,094           10.06       12,811,368
            Neuberger & Berman Mid-Cap Growth Portfolio - 31,757,740 shares ( cost $813,345,414)            686,919,917                  AST - Gabelli Small-Cap Value Portfolio                         23,298,524           13.35      311,030,594
            Neuberger & Berman Mid-Cap Value Portfolio - 55,763,860 shares ( cost $798,422,622)             939,621,047                  AST - Invesco Equity Income Portfolio                           50,171,495           22.01    1,104,293,722
            PIMCO Limited Bond Portfolio - 35,829,128 shares ( cost $382,409,136)                           396,986,740                  AST -  Jancap Growth Portfolio                                  99,250,773           41.14    4,082,697,429
            PIMCO Total Return Bond Portfolio - 102,482,705 shares ( cost $1,141,782,869)                 1,188,799,380                  AST - Janus Overseas Growth Portfolio                           57,327,711           17.96    1,029,387,786
            Sanford Bernstein Mgt Index 500 Portfolio - 52,405,958 shares ( cost $715,949,276)              661,887,253                  AST -  Janus Mid-Cap Growth Portfolio                            9,426,102            6.58       62,001,543
            Scudder Japan Portfolio - 84,308 shares ( cost $740,937)                                            696,383                  AST - Janus Small-Cap Growth Portfolio                          25,535,093           21.51      549,241,876
            T. Rowe Price Asset Allocation Portfolio - 21,024,024 shares ( cost $348,757,292)               380,955,322                  AST - Janus Strategic Value Portfolio                              586,058            9.82        5,757,311
            T. Rowe Price Global Bond Portfolio - 12,519,936 shares ( cost $123,891,948)                    117,687,398                  AST - Kemper Small Cap Value Portfolio                          63,621,279           11.98      762,358,068
            T. Rowe Price Natural Resources Portfolio - 7,846,994 shares ( cost $111,451,439)               129,475,401                  AST - Kinetics Internet Portfolio                                  116,363            8.01          931,899
      The Alger American Fund (AAF)                                                                                                      AST - Lord Abbett Bond Debenture Portfolio                         650,253           10.12        6,582,509
            Small Capitalization Portfolio - 0 shares ( cost $0)                                                      -                  AST - Lord Abbett Small Cap Value Portfolio                     15,193,053           13.95      211,914,783
            Growth Portfolio - 0 shares ( cost $0)                                                                    -                  AST - Marsico Capital Growth Portfolio                          94,627,691           17.81    1,684,859,573
            Midcap Growth Portfolio - 0 shares ( cost $0)                                                             -                  AST - MFS Global Equity Portfolio                                2,803,013           10.08       28,241,250
      Davis Funds:                                                                                                                       AST - MFS Growth Portfolio                                       7,515,486           10.38       78,043,228
            Davis Value Fund  - 175,419 shares ( cost $1,925,004)                                             1,940,139                  AST - MFS Growth with Income Portfolio                           6,937,627           10.36       71,893,686
      Evergreen Funds:                                                                                                                   AST - Money Market                                             172,493,206           12.94    2,232,816,052
            VA Blue Chip Fund - 352,988 shares ( cost $3,450,577)                                             3,159,246                  AST - Neuberger & Berman Mid-Cap Growth Portfolio               26,517,850           25.90      686,919,917
            VA Capital Growth Fund - 202,158 shares ( cost $3,068,964)                                        3,321,455                  AST - Neuberger & Berman Mid-Cap Value Portfolio                44,558,699           21.09      939,621,047
            VA Equity Index Fund - 278,608 shares ( cost $3,134,055)                                          2,869,663                  AST - PIMCO Limited Bond Portfolio                              31,046,956           12.79      396,986,740
            VA Foundation Fund - 499,518 shares ( cost $7,718,392)                                            7,292,962                  AST - PIMCO Total Return Bond Portfolio                         82,545,240           14.40    1,188,799,380
            VA Global Leaders Fund - 650,255 shares ( cost $9,685,789)                                        9,363,666                  AST - Sanford Bernstein Mgt Index 500 Portfolio                 48,835,089           13.55      661,887,253
            VA Omega Fund - 770,266 shares ( cost $16,503,494)                                               13,071,421                  AST - Scudder Japan Portfolio                                       84,394            8.25          696,383
            VA Perpetual International Fund - 31,752 shares ( cost $501,353)                                    499,460                  AST - T. Rowe Price Asset Allocation Portfolio                  19,704,198           19.33      380,955,322
            VA Small Cap Value Fund - 68,492 shares ( cost $761,429)                                            801,354                  AST - T. Rowe Price Global Bond Portfolio                       11,219,502           10.49      117,687,398
            VA Special Equity Fund - 1,796,517 shares ( cost $21,787,376)                                    19,061,042                  AST - T. Rowe Price Natural Resources Portfolio                  6,520,983           19.86      129,475,401
            VA Strategic Income Fund - 129,312 shares ( cost $1,243,188)                                      1,165,101                  AAF - Small Capitalization Portfolio                                     -               -                -
      INVESCO Variable Investment Funds ( INVESCO ):                                                                                     AAF - Growth Portfolio                                                   -               -                -
            VIF Dynamics Fund - 8,289,826 shares ( cost $179,756,576)                                       150,957,726                  AAF - Mid Cap Growth Portfolio                                           -               -                -
            VIF Financial Services Fund - 14,295,717 shares ( cost $181,050,694)                            197,852,718                  Davis Value Fund                                                   195,203            9.94        1,940,139
            VIF Health Sciences Fund - 13,540,803 shares ( cost $262,294,225)                               282,867,376                  Evergreen - VA Blue Chip Fund                                      351,338            8.99        3,159,246
            VIF Telecommunications Fund - 16,287,999 shares ( cost $262,818,508)                            197,247,663                  Evergreen - VA Capital Growth Fund                                 268,886           12.35        3,321,455
            VIF Technology Fund - 12,968,372 shares ( cost $520,689,315)                                    367,912,719                  Evergreen - VA Equity Index Fund                                   302,954            9.47        2,869,663
      Montgomery Variable Series ( Montgomery ):                                                                                         Evergreen - VA Foundation Fund                                     755,890            9.65        7,292,962
            Emerging Markets Portfolio - 11,779,888 shares ( cost $109,263,676)                              91,411,931                  Evergreen - VA Global Leaders Fund                                 887,758           10.55        9,363,666
      Neuberger & Berman Advisors Managers Trust (NBAMT):                                                                                Evergreen - VA Omega Fund                                        1,637,475            7.98       13,071,421
            Partners Portfolio - 0 shares ( cost $0)                                                                  -                  Evergreen - VA Perpetual International Fund                         57,408            8.70          499,460
      Nike:                                                                                                                              Evergreen - VA Small Cap Value Fund                                 65,490           12.24          801,354
            First Trust 10 Portfolio - 2,383,401 shares ( cost $24,925,293)                                  19,996,733                  Evergreen - VA Special Equity Fund                               1,731,145           11.01       19,061,042
      ProFunds:                                                                                                                          Evergreen - VA Strategic Income Fund                               118,558            9.83        1,165,101
            VP Ultra OTC - 7,053,693 shares ( cost $279,098,229)                                            108,909,026                  INVESCO - VIF Dynamics Fund                                     11,409,827           13.23      150,957,726
            VP Europe - 766,229 shares ( cost $25,005,771)                                                   24,496,343                  INVESCO - VIF Financial Services Fund                           14,091,636           14.04      197,852,718
            VP Ultra Small Cap - 1,083,805 shares ( cost $29,942,314)                                        29,923,850                  INVESCO - VIF Health Sciences Fund                              19,381,405           14.59      282,867,376
      Rydex Inc.:                                                                                                                        INVESCO - VIF Telecommunications Fund                           17,856,118           11.05      197,247,663
            Nova - 9,061,059 shares ( cost $138,251,709)                                                    125,858,116                  INVESCO - VIF Technology Fund                                   29,491,113           12.48      367,912,719
            Ursa - 3,959,094 shares ( cost $23,685,316)                                                      24,110,882                  Montgomery - Emerging Markets Portfolio                         12,899,472            7.09       91,411,931
            OTC - 14,660,596 shares ( cost $495,656,851)                                                    334,701,417                  NBAMT - Partners                                                         -               -                -
      Wells Fargo Variable Trust (WFVT):                                                                                                 Nike - First Trust 10 Portfolio                                  2,690,435            7.43       19,996,733
            Equity Value Fund - 4,379,638 shares ( cost $41,523,121)                                         42,482,491                  Profunds - VP Ultra OTC                                         17,597,528            6.19      108,909,026
            Equity Income Fund - 297,077 shares ( cost $4,906,339)                                            5,053,288                  Profunds - VP Europe                                             2,327,562           10.52       24,496,343
                                                                                                   ---------------------
                          Total Invested Assets                                                          26,574,022,197                  Profunds - VP Ultra Small Cap                                    3,258,574            9.18       29,923,850
                                                                                                                                         Rydex - Nova                                                    14,799,352            8.50      125,858,116
                                                                                                                                         Rydex - Ursa                                                     2,269,599           10.62       24,110,882
                                                                                                                                         Rydex - OTC                                                     32,179,793           10.40      334,701,417
Receivable from AST                                                                                          22,840,645                  WFVT - Equity Value Fund                                         4,442,888            9.56       42,482,491
Receivable from AAF                                                                                             476,668                  WFVT - Equity Income Fund                                          502,986           10.05        5,053,288
                                                                                                                                                                                                                                    -----------------
Receivable from Nike                                                                                             55,346                                Total Contractowner's Equity                                                   26,574,022,197
Receivable from WFVT                                                                                             65,399
Receivable from Rydex                                                                                         1,628,768
                                                                                                   --------------------
                          Total Receivables                                                                  25,066,826

                                                                                                   --------------------                                                                                                            -----------------
                          Total Assets                                                                 $ 26,599,089,023                                Total Liabilities & Contractowner's Equity                                   $ 26,599,089,023
                                                                                                   =====================                                                                                                            =================

------------------------------------------------------------------------------------------------------------------------     ------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                  Class 1 Sub-account Investing In:                                                                                Class 1 Sub-account Investing In:                                                                                   Class 1 Sub-account Investing In:                                                                                                         Class 1 Sub-account Investing In:                                                                                       Class 1 Sub-account Investing In:
                                                                                  --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      AST - AIM                    AST - AIM                  AST - Alger                  AST - Alger                  AST - Alger                 AST - Alliance               AST - Alliance              AST - American Century            AST - American Century            AST - American Century             AST - American Century            AST - Cohens & Steers             AST - Federated              AST - Federated               AST - Founders               AST - Gabelli                 AST - Gabelli                 AST - Invesco                AST - Jancap
                                                                                            Total                      Balanced              International Equity            All Cap Growth                   Growth                   Mid Cap Growth              Growth & Income                   Growth                  International Growth I           International Growth II               Income & Growth                   Strategic Balanced                   Real Estate                 Aggressive Growth             High Yield Bond                  Passport                  All-Cap Value                 Small Cap Value               Equity Income                   Growth
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INVESTMENT INCOME:
   Income
      Dividends                                                                                $ 117,364,437                 $ 10,559,162                 $ 1,445,456                          $ -                          $ -                          $ -                 $ 14,231,378                          $ -                                $ -                        $ 970,867                        $ 2,028,006                        $ 3,093,632                      $ 1,856,677                          $ -                 $ 55,217,782                          $ -                          $ -                    $ 1,497,043                $ 19,151,179                  $ 7,313,255
   Expenses
      Mortality and Expense Risk Charges and Administrative Fees (Note 6)                       (181,184,307)                  (8,147,404)                 (9,859,769)                  (2,587,208)                  (2,567,277)                  (1,635,667)                 (20,593,822)                  (6,195,333)                        (3,475,709)                      (5,973,163)                        (6,244,529)                        (3,001,302)                      (1,230,492)                      (1,332)                  (7,521,789)                  (4,570,840)                     (19,246)                    (3,855,132)                (15,164,398)                 (78,539,897)
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                                                     (63,819,870)                   2,411,758                  (8,414,313)                  (2,587,208)                  (2,567,277)                  (1,635,667)                  (6,362,444)                  (6,195,333)                        (3,475,709)                      (5,002,296)                        (4,216,523)                            92,330                          626,185                       (1,332)                  47,695,993                   (4,570,840)                     (19,246)                    (2,358,089)                  3,986,781                  (71,226,642)
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

REALIZED GAIN (LOSS) ON INVESTMENTS:
   Proceeds from Sales                                                                         4,860,461,566                   66,575,786                 619,213,903                  105,214,087                   33,402,518                   84,110,327                  343,726,635                  118,831,888                        292,911,616                      276,326,506                         83,890,915                         27,385,768                       87,029,368                       76,907                  315,499,624                  437,095,244                    2,971,486                    158,163,876                 267,806,531                1,540,228,581
   Cost of Securities Sold                                                                     4,233,729,700                   49,527,306                 569,950,324                  135,053,246                   34,733,510                   88,361,942                  324,627,656                   85,279,790                        269,983,932                      253,909,665                         71,802,027                         21,880,896                       80,784,164                       80,407                  371,474,298                  501,630,506                    3,033,181                    164,778,661                 252,895,954                  953,942,235

                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
       Net Gain (Loss)                                                                           626,731,866                   17,048,480                  49,263,579                  (29,839,159)                  (1,330,992)                  (4,251,615)                  19,098,979                   33,552,098                         22,927,684                       22,416,841                         12,088,888                          5,504,872                        6,245,204                       (3,500)                 (55,974,674)                 (64,535,262)                     (61,695)                    (6,614,785)                 14,910,577                  586,286,346
   Short-Term Capital Gain Distributions Received                                                198,119,056                   15,593,430                  42,274,776                            -                            -                            -                   28,626,858                   21,766,953                          4,168,123                        1,072,304                         14,387,977                          8,645,270                                -                            -                            -                   34,077,777                            -                      5,797,795                  21,707,793                            -
   Long-Term Capital Gain Distributions Received                                                 829,048,609                   19,977,640                  50,998,367                            -                            -                            -                  136,102,637                    7,826,295                          1,712,809                       45,437,971                          7,385,611                          3,492,584                                -                            -                            -                   19,819,525                            -                      7,244,970                  53,088,804                  475,961,396
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET REALIZED GAIN (LOSS)                                                                       1,653,899,531                   52,619,550                 142,536,722                  (29,839,159)                  (1,330,992)                  (4,251,615)                 183,828,474                   63,145,346                         28,808,616                       68,927,116                         33,862,476                         17,642,726                        6,245,204                       (3,500)                 (55,974,674)                 (10,637,960)                     (61,695)                     6,427,980                  89,707,174                1,062,247,742
UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Beginning of Period                                                                         2,797,006,986                   90,021,509                 237,653,998                            -                            -                            -                  164,437,017                   90,979,758                         54,317,354                      101,100,943                         55,066,347                         27,961,775                       (1,104,266)                           -                  (17,468,297)                  71,235,177                            -                    (11,124,827)                 84,407,782                1,849,522,716
   End of Period                                                                              (1,525,767,024)                  (3,323,475)               (110,282,633)                 (67,580,996)                 (66,319,007)                 (20,190,656)                  42,894,219                  (58,576,473)                       (18,096,465)                     (47,556,473)                       (31,613,068)                           516,686                       10,133,996                      (93,295)                 (67,009,291)                 (55,632,602)                     170,400                     34,910,721                  24,250,053               (1,092,368,665)
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET UNREALIZED GAIN (LOSS)                                                                    (4,322,774,010)                 (93,344,984)               (347,936,631)                 (67,580,996)                 (66,319,007)                 (20,190,656)                (121,542,798)                (149,556,231)                       (72,413,819)                    (148,657,416)                       (86,679,415)                       (27,445,089)                      11,238,262                      (93,295)                 (49,540,994)                (126,867,779)                     170,400                     46,035,548                 (60,157,729)              (2,941,891,381)
                                                                                  ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                             $ (2,732,694,349)               $ (38,313,676)             $ (213,814,222)              $ (100,007,363)               $ (70,217,276)               $ (26,077,938)                $ 55,923,232                $ (92,606,218)                     $ (47,080,912)                   $ (84,732,596)                     $ (57,033,462)                      $ (9,710,033)                    $ 18,109,651                    $ (98,127)               $ (57,819,675)              $ (142,076,579)                    $ 89,459                   $ 50,105,439                $ 33,536,226             $ (1,950,870,281)
                                                                                  ============================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

----------------------------------------------------------------------------------                           ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Class 1 Sub-account Investing In:                                                                                  Class 1 Sub-account Investing In:                                                                                         Class 1 Sub-account Investing In:                                                                                                       Class 1 Sub-account Investing In:                                                                                   Class 1 Sub-account Investing In:
                                                                                                             ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     AST - Janus                  AST - Janus                 AST - Janus                  AST - Janus                  AST - Kemper                AST - Kinetics             AST - Lord Abbett               AST - Lord Abbett                   AST - Marsico                       AST - MFS                          AST - MFS                         AST - MFS                         AST                AST - Neuberger & Berman     AST - Neuberger & Berman           AST - PIMCO                   AST - PIMCO             AST - Sanford Bernstein          AST - Scudder                 AST - T. Rowe Price
                                                                                                                   Overseas Growth              Mid-Cap Growth              Small-Cap Growth             Strategic Value              Small-Cap Value                  Internet                  Bond Debenture                 Small Cap Value                    Capital Growth                    Global Equity                     Growth Portfolio                 Growth with Income                Money Market                Mid-Cap Growth               Mid-Cap Value                 Limited Bond               Total Return Bond                 Index 500                     Japan                       Asset Allocation
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

INVESTMENT INCOME:
   Income
      Dividends                                                                                                               $ 9,184,903                         $ -                          $ -                          $ -                          $ -                          $ -                          $ -                                $ -                              $ -                            $ 5,497                            $ 3,088                         $ 10,604                $ 113,132,628                          $ -                  $ 2,080,786                 $ 20,440,624                   $ 51,823,520                 $ 3,330,996                      $ 1,232                     $ 10,114,959
   Expenses
      Mortality and Expense Risk Charges and Administrative Fees (Note 6)                                                      (20780,638)                   (432,066)                 (14,260,238)                      (7,665)                 (12,994,136)                      (2,132)                      (4,642)                        (1,636,480)                     (24,931,385)                          (179,741)                          (558,629)                        (479,051)                 (27,056,772)                  (9,739,008)                 (10,020,702)                  (5,272,032)                   (15,141,999)                 (9,505,808)                      (2,317)                      (5,780,398)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------
NET INVESTMENT INCOME (LOSS)                                                                                                  (11,595,735)                   (432,066)                 (14,260,238)                      (7,665)                 (12,994,136)                      (2,132)                      (4,642)                        (1,636,480)                     (24,931,385)                          (174,244)                          (555,541)                        (468,447)                  86,075,856                   (9,739,008)                  (7,939,916)                  15,168,592                     36,681,521                  (6,174,812)                      (1,085)                       4,334,561
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

REALIZED GAIN (LOSS) ON INVESTMENTS:
   Proceeds from Sales                                                                                                      1,129,149,583                  22,958,901                  364,563,038                       74,369                  516,831,075                      817,332                    1,491,563                         39,468,963                      467,185,960                         13,005,959                          1,948,251                        5,886,140               10,416,107,793                  864,796,399                  259,315,076                  192,552,556                    324,120,456                 349,987,079                   12,363,273                       94,823,013
   Cost of Securities Sold                                                                                                    680,306,707                  23,878,722                  193,642,802                       75,197                  321,714,296                      908,575                    1,477,391                         32,253,151                      300,660,276                         13,185,957                          1,747,867                        5,771,355               10,416,107,793                  750,055,661                  238,952,539                  195,367,589                    338,576,262                 337,694,876                   12,356,503                       65,544,532

                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------
       Net Gain (Loss)                                                                                                        448,842,876                    (919,821)                 170,920,236                         (828)                 195,116,779                      (91,243)                      14,172                          7,215,812                      166,525,684                           (179,998)                           200,384                          114,785                            -                  114,740,738                   20,362,537                   (2,815,033)                   (14,455,806)                 12,292,203                        6,770                       29,278,481
   Short-Term Capital Gain Distributions Received                                                                                       -                           -                  108,835,676                            -                   48,014,769                            -                            -                                  -                       38,447,314                              2,102                                  -                                -                        7,418                            -                    2,504,895                            -                              -                  29,402,872                            -                           12,411
   Long-Term Capital Gain Distributions Received                                                                               12,868,245                           -                   19,660,270                            -                            -                            -                            -                                  -                        4,805,973                                (19)                                 -                                -                          629                   13,201,805                            -                            -                              -                  10,226,842                            -                        4,049,288
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET REALIZED GAIN (LOSS)                                                                                                      461,711,121                    (919,821)                 299,416,182                         (828)                 243,131,548                      (91,243)                      14,172                          7,215,812                      209,778,971                           (177,915)                           200,384                          114,785                        8,047                  127,942,543                   22,867,432                   (2,815,033)                   (14,455,806)                 51,921,917                        6,770                       33,340,180
UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Beginning of Period                                                                                                        558,256,845                           -                  592,176,377                            -                  329,253,045                            -                            -                          4,845,224                      501,644,806                            105,895                            325,814                          252,209                            -                  124,170,953                  (15,947,584)                   2,050,978                    (34,751,893)                 65,257,049                            -                       78,285,428
   End of Period                                                                                                             (229,011,421)                (25,104,601)                (260,197,998)                     (34,155)                (138,682,868)                     (87,495)                      54,231                         36,800,960                       22,231,335                         (1,212,175)                        (6,906,361)                        (630,016)                                             (126,425,497)                 141,198,425                   14,577,604                     47,016,511                 (54,062,023)                     (44,554)                      32,198,030
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET UNREALIZED GAIN (LOSS)                                                                                                   (787,268,266)                (25,104,601)                (852,374,375)                     (34,155)                (467,935,913)                     (87,495)                      54,231                         31,955,736                     (479,413,471)                        (1,318,070)                        (7,232,175)                        (882,225)                           -                 (250,596,450)                 157,146,009                   12,526,626                     81,768,404                (119,319,072)                     (44,554)                     (46,087,398)
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                                               $              (337,152,880)             $  (26,456,488)              $ (567,218,431)                   $ (42,648)              $ (237,798,501)                  $ (180,870)                    $ 63,761                       $ 37,535,068                   $ (294,565,885)                      $ (1,670,229)                      $ (7,587,332)                    $ (1,235,887)                $ 86,083,903               $ (132,392,915)               $ 172,073,525                 $ 24,880,185                  $ 103,994,119               $ (73,571,967)                   $ (38,869)                    $ (8,412,657)
===========================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================    =============================

----------------------------------------------------------------------------------                           ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

----------------------------------------------------------------------------------                           ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Class 1 Sub-account Investing In:                                                                                  Class 1 Sub-account Investing In:                                                                                         Class 1 Sub-account Investing In:                                                                                                       Class 1 Sub-account Investing In:                                                                                   Class 1 Sub-account Investing In:
                                                                                                             ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                          Montgomery
                                                                                                                 AST - T. Rowe Price          AST - T. Rowe Price                Davis                      Evergreen                    Evergreen                    Evergreen                    Evergreen                       Evergreen                         Evergreen                         Evergreen                          Evergreen                         Evergreen                      Evergreen                     INVESCO                   INVESCO - VIF                INVESCO - VIF                 INVESCO - VIF                 INVESCO - VIF                  Emerging                           Nike
                                                                                                                     Global Bond               Natural Resources                 Value                     VA Blue Chip              VA Capital Growth             VA Equity Index               VA Foundation                 VA Global Leaders                      VA Omega                 VA Perpetual International             VA Small Cap Value                VA Special Equity             VA Strategic Income              VIF Dynamics              Financial Services            Health Sciences              Telecommunications               Technology                    Markets                       First Trust 10
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

INVESTMENT INCOME:
   Income
      Dividends                                                                                                               $ 2,122,503                   $ 914,180                          $ -                      $ 7,326                         $ 21                     $ 27,778                    $ 114,162                           $ 44,237                          $ 7,089                                $ -                            $ 6,479                              $ -                     $ 98,792                          $ -                          $ -                          $ -                            $ -                         $ -                          $ -                              $ -
   Expenses
      Mortality and Expense Risk Charges and Administrative Fees (Note 6)                                                      (1,792,339)                 (1,570,035)                      (7,091)                     (14,685)                     (12,703)                     (15,310)                     (36,758)                           (80,000)                         (68,960)                            (3,121)                            (3,199)                        (167,241)                      (6,625)                  (1,595,528)                  (1,211,729)                  (1,894,806)                    (3,166,966)                 (5,283,922)                  (1,747,842)                        (116,259)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------
NET INVESTMENT INCOME (LOSS)                                                                                                      330,164                    (655,855)                      (7,091)                      (7,359)                     (12,682)                      12,468                       77,404                            (35,763)                         (61,871)                            (3,121)                             3,280                         (167,241)                      92,167                   (1,595,528)                  (1,211,729)                  (1,894,806)                    (3,166,966)                 (5,283,922)                  (1,747,842)                        (116,259)
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

REALIZED GAIN (LOSS) ON INVESTMENTS:
   Proceeds from Sales                                                                                                         38,985,338                 102,575,783                       20,153                       24,451                       10,836                       34,749                      157,893                          7,687,135                            5,091                          1,028,573                             26,247                        2,620,060                       48,824                  149,011,538                   90,691,898                   85,929,824                    378,330,230                 542,973,728                  169,274,865                        8,378,218
   Cost of Securities Sold                                                                                                     43,081,981                  91,012,465                       20,222                       24,940                       10,616                       37,798                      162,879                          7,708,439                            6,845                          1,072,606                             24,730                        2,334,861                       48,911                  146,920,527                   84,529,770                   85,135,450                    406,637,855                 582,214,157                  161,881,004                        9,517,408

                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------
       Net Gain (Loss)                                                                                                         (4,096,643)                 11,563,318                          (69)                        (489)                         220                       (3,049)                      (4,986)                           (21,304)                          (1,754)                           (44,033)                             1,517                          285,199                          (87)                   2,091,011                    6,162,128                      794,374                    (28,307,625)                (39,240,429)                   7,393,861                       (1,139,190)
   Short-Term Capital Gain Distributions Received                                                                                       -                           -                       15,648                            -                            -                          253                            -                                  -                            2,510                                  -                              9,679                          171,516                            -                       62,765                      145,778                      241,040                        576,651                     835,153                            -                                -
   Long-Term Capital Gain Distributions Received                                                                                        -                           -                          782                            -                        1,342                          270                          528                                  -                            2,999                                  -                             14,910                                -                            -                       96,357                            -                       27,254                              -                      36,079                            -                                -
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET REALIZED GAIN (LOSS)                                                                                                       (4,096,643)                 11,563,318                       16,361                         (489)                       1,562                       (2,526)                      (4,458)                           (21,304)                           3,755                            (44,033)                            26,106                          456,715                          (87)                   2,250,133                    6,307,906                    1,062,668                    (27,730,974)                (38,369,197)                   7,393,861                       (1,139,190)
UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Beginning of Period                                                                                                         (7,013,215)                  6,283,253                            -                            -                            -                            -                            -                             17,274                                -                                  -                                  -                          200,289                            -                    3,218,773                       69,846                      419,823                      9,624,329                  12,339,485                   27,264,672                                -
   End of Period                                                                                                               (6,204,550)                 18,023,963                       15,135                     (291,331)                     252,491                     (264,391)                    (425,429)                          (322,123)                      (3,432,073)                            (1,892)                            39,925                       (2,726,334)                     (78,087)                 (28,798,850)                  16,802,025                   20,573,152                    (65,570,845)               (152,776,597)                 (17,851,745)                      (4,928,560)
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET UNREALIZED GAIN (LOSS)                                                                                                        808,665                  11,740,710                       15,135                     (291,331)                     252,491                     (264,391)                    (425,429)                          (339,397)                      (3,432,073)                            (1,892)                            39,925                       (2,926,623)                     (78,087)                 (32,017,623)                  16,732,179                   20,153,329                    (75,195,174)               (165,116,082)                 (45,116,417)                      (4,928,560)
                                                                                                             -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    -----------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                                                                (2,957,814)               $ 22,648,173                     $ 24,405                   $ (299,179)                   $ 241,371                   $ (254,449)                  $ (352,483)                        $ (396,464)                    $ (3,490,189)                         $ (49,046)                          $ 69,311                     $ (2,637,149)                    $ 13,993                $ (31,363,018)                $ 21,828,356                 $ 19,321,191                 $ (106,093,114)             $ (208,769,201)               $ (39,470,398)                    $ (6,184,009)
==============================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================    =============================

----------------------------------------------------------------------------------                           ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

* Date Operations Commenced
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

----------------------------------------------------------------------------------                           -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Class 1 Sub-account Investing In:                                                                                  Class 1 Sub-account Investing In:                                                                                         Class 1 Sub-account Investing In:
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     ProFunds VP                  ProFunds VP                 ProFunds VP                     Rydex                        Rydex                        Rydex                         WFVT                            WFVT                              AAF                               AAF
                                                                                                                      Ultra OTC                     Europe                  Ultra Small Cap                    Nova                         Ursa                         OTC                      Equity Value                   Equity Income                         Growth                           Mid Cap
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INVESTMENT INCOME:
   Income
      Dividends                                                                                                                       $ -                         $ -                     $ 17,083                  $ 1,405,459                    $ 540,747                          $ -                    $ 201,101                           $ 35,781                              $ -                                $ -
   Expenses
      Mortality and Expense Risk Charges and Administrative Fees (Note 6)                                                      (2,304,406)                   (584,610)                    (478,265)                  (2,173,428)                    (282,431)                  (7,131,232)                    (416,181)                           (35,246)                     (20,524,239)                       (11,337,429)
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                                                                                                   (2,324,406)                   (584,610)                    (461,182)                    (767,969)                     258,316                   (7,131,232)                    (215,080)                               535                      (20,524,239)                       (11,337,429)
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

REALIZED GAIN (LOSS) ON INVESTMENTS:
   Proceeds from Sales                                                                                                        268,307,700                 439,631,403                  505,437,761                  615,533,775                  288,580,337                1,348,678,957                   11,771,053                            672,048                    1,859,045,856                      1,945,486,466
   Cost of Securities Sold                                                                                                    345,292,231                 462,400,156                  527,324,581                  656,066,029                  285,457,105                1,447,179,733                   11,662,186                            694,081                    1,986,500,941                      1,851,969,288

                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
       Net Gain (Loss)                                                                                                        (76,984,531)                (22,768,753)                 (21,886,820)                 (40,532,254)                   3,123,232                  (98,500,776)                     108,867                            (22,033)                    (127,455,085)                        93,517,178
   Short-Term Capital Gain Distributions Received                                                                              10,478,413                     103,873                      373,920                    4,195,856                            -                   22,196,279                            -                             17,497                       97,498,532                         82,891,348
   Long-Term Capital Gain Distributions Received                                                                               10,547,630                       4,511                      100,453                    6,620,180                            -                    2,537,941                            -                             41,852                      119,119,331                         20,954,477
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET REALIZED GAIN (LOSS)                                                                                                      (55,958,488)                (22,660,369)                 (21,412,447)                 (29,716,218)                   3,123,232                  (73,766,556)                     108,867                             37,316                       89,162,778                        197,363,003
UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Beginning of Period                                                                                                         15,930,549                     220,897                      455,895                    5,121,889                     (439,010)                  55,906,048                     (560,713)                             3,150                      257,603,833                        112,117,870
   End of Period                                                                                                             (170,189,204)                   (509,428)                     (18,463)                 (12,393,594)                     425,567                 (160,955,435)                     959,371                            146,949                                -                                  -
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET UNREALIZED GAIN (LOSS)                                                                                                   (186,119,753)                   (730,325)                    (474,358)                 (17,515,483)                     864,577                 (216,861,483)                   1,520,084                            143,799                     (257,603,833)                      (112,117,870)
                                                                                                             -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                                                                                        $  (23,975,304)               $ (22,347,987)               $ (47,999,670)                 $ 4,246,125               $ (297,759,271)                 $ 1,413,871                          $ 181,650                   $ (188,965,294)                      $ 73,907,704
==============================================================================================================================================================================================================================================================================================================================================================================================================================

----------------------------------------------------------------------------------                           -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                                                       AST - AIM                                                 AST - AIM                                 AST - Alger                                               AST - Alger                                                 AST - Alger                                                                AST - Alliance                                              AST - Alliance                                        AST - American Century                                    AST - American Century
                                                                                                            Total                                                 Balanced Portfolio                                       International Equity                           All Cap Growth                                                Growth                                                  Mid-Cap Growth                                                              Growth & Income                                                 Growth                                            International Growth I                                   International Growth II
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                   Jan. 2,* thru                   Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                $ (71,016,722)                  $ (37,572,377)                 $ 2,411,758                  $ 3,720,742                 $ (8,414,313)                $ (7,564,947)                $ (2,587,208)                         $ -                 $ (2,567,277)                          $ -                   $ (1,635,667)                          $ -                    $ (6,362,444)                 $ (5,466,386)                $ (6,195,333)                $ (3,987,309)                $ (3,475,709)                $ (1,384,306)                $ (5,002,296)               $ (3,132,947)
     Net Realized Gain (Loss)                                                                    3,137,063,351                   2,594,363,071                   52,619,550                   42,409,808                  142,536,722                  109,500,383                  (29,839,159)                           -                   (1,330,992)                            -                     (4,251,615)                            -                     183,828,474                   182,734,127                   63,145,346                   35,673,158                   28,808,616                    5,239,075                   68,927,116                  50,858,290
     Net Unrealized Gain (Loss) On Investments                                                  (8,146,306,514)                  3,506,090,943                  (93,344,984)                  30,997,262                 (347,936,631)                 185,965,568                  (67,580,996)                           -                  (66,319,007)                            -                    (20,190,656)                            -                    (121,542,798)                   (6,412,196)                (149,556,231)                  51,556,829                  (72,413,819)                  53,932,229                 (148,657,416)                 72,468,212
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                         (5,080,259,885)                  6,062,881,637                  (38,313,676)                  77,127,812                 (213,814,222)                 287,901,004                 (100,007,363)                           -                  (70,217,276)                            -                    (26,077,938)                            -                      55,923,232                   170,855,545                  (92,606,218)                  83,242,678                  (47,080,912)                  57,786,998                  (84,732,596)                120,193,555
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                          7,657,892,463                   6,349,042,029                  155,449,449                   64,854,057                  165,491,349                   55,175,029                  140,745,244                            -                    6,729,763                             -                      4,373,488                             -                     161,825,964                   255,394,560                  105,010,204                   41,281,198                  120,636,499                   28,463,642                   24,961,846                  33,425,909
     Net Transfers Between Sub-accounts                                                             18,352,124                      15,484,304                   71,392,669                  (13,140,413)                 (11,374,177)                 (34,579,212)                 161,697,109                            -                1,399,927,736                             -                    894,250,483                             -                         332,482                   (25,357,099)                 119,674,414                  (51,303,563)                  99,179,233                   (4,789,257)                 (28,332,452)                (82,874,435)
     Surrenders                                                                                 (2,709,688,618)                 (1,755,533,481)                 (72,863,196)                 (41,811,935)                 (74,573,053)                 (47,332,474)                 (12,036,293)                           -                  (18,847,469)                            -                     (9,815,111)                            -                    (137,097,989)                 (101,401,105)                 (32,355,026)                 (18,794,885)                 (16,509,380)                  (8,373,745)                 (35,808,042)                (31,080,164)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                          4,966,555,969                   4,608,992,852                  153,978,922                    9,901,709                   79,544,119                  (26,736,657)                 290,406,060                            -                1,387,810,030                             -                    888,808,860                             -                      25,060,457                   128,636,356                  192,329,592                  (28,817,250)                 203,306,352                   15,300,640                  (39,178,648)                (80,528,690)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                           (113,703,916)                 10,671,874,489                  115,665,246                   87,029,521                 (134,270,103)                 261,164,347                  190,398,697                            -                1,317,592,754                             -                    862,730,922                             -                      80,983,689                   299,491,901                   99,723,374                   54,425,428                  156,225,440                   73,087,638                 (123,911,244)                 39,664,865
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                        26,687,726,113                  16,015,851,624                  489,456,933                  402,427,412                  743,604,435                  482,440,088                                                         -                                                          -                                                            -                   1,456,347,883                 1,156,855,982                  348,629,057                  294,203,629                  148,477,885                   75,390,247                  490,840,158                 451,175,293
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                            $ 26,574,022,197                $ 26,687,726,113                $ 605,122,179                $ 489,456,933                $ 609,334,332                $ 743,604,435                $ 190,398,697                          $ -              $ 1,317,592,754                           $ -                  $ 862,730,922                           $ -                 $ 1,537,331,572               $ 1,456,347,883                $ 448,352,431                $ 348,629,057                $ 304,703,325                $ 148,477,885                $ 366,928,914               $ 490,840,158
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   AST - American Century                                      AST - American Century                                     AST - Cohens & Steers                                        AST - Federated                            AST - Federated                                              AST - Founders                                                               AST - Gabelli                                               AST - Gabelli                                             AST - INVESCO                                             AST - JanCap
                                                                                                       Income & Growth                                            Strategic Balanced                                            Real Estate                                            Aggressive Growth                           High Yield Bond                                                 Passport                                                                  All Cap Value                                              Small Cap Value                                            Equity Income                                                Growth
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                 $ (4,216,523)                   $ (1,870,742)                    $ 92,330                 $ (1,375,378)                   $ 626,185                    $ 232,870                     $ (1,332)                         $ -                 $ 47,695,993                  $ 35,815,076                   $ (4,570,840)                 $ (1,480,975)                      $ (19,246)                          $ -                 $ (2,358,089)                $ (1,530,582)                 $ 3,986,781                  $ 1,566,627                $ (71,226,642)              $ (60,311,575)
     Net Realized Gain (Loss)                                                                       33,862,476                      13,331,439                   17,642,726                    2,868,743                    6,245,204                   (3,031,748)                      (3,500)                           -                  (55,974,674)                  (13,574,620)                   (10,637,960)                   22,483,774                         (61,695)                            -                    6,427,980                  (16,397,924)                  89,707,174                   73,836,927                1,062,247,742               1,034,785,585
     Net Unrealized Gain (Loss) On Investments                                                     (86,679,415)                     37,248,776                  (27,445,089)                  16,065,624                   11,238,262                    1,897,123                      (93,295)                           -                  (49,540,994)                  (19,561,275)                  (126,867,779)                   69,144,522                         170,400                             -                   46,035,548                   14,734,309                  (60,157,729)                   8,043,868               (2,941,891,381)                873,924,691
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                            (57,033,462)                     48,709,473                   (9,710,033)                  17,558,989                   18,109,651                     (901,755)                     (98,127)                           -                  (57,819,675)                    2,679,181                   (142,076,579)                   90,147,321                          89,459                             -                   50,105,439                   (3,194,197)                  33,536,226                   83,447,422               (1,950,870,281)              1,848,398,701
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                            150,905,022                      91,265,885                   39,478,424                   87,292,136                   17,208,495                   19,294,009                      329,092                            -                   75,723,630                   156,671,542                    149,947,892                    12,039,709                       2,547,865                             -                   32,789,977                   46,713,574                  148,061,102                  197,744,545                  977,864,053               1,067,968,042
     Net Transfers Between Sub-accounts                                                             52,232,815                      36,249,731                  (12,175,711)                  23,644,848                   42,112,008                    4,829,373                    1,555,293                            -                  (91,887,293)                  (70,561,975)                    70,736,589                    (2,429,028)                     10,269,636                             -                   10,829,929                  (68,408,489)                  18,295,872                  (10,371,533)                (195,978,719)                (63,694,319)
     Surrenders                                                                                    (30,668,893)                    (15,256,845)                 (19,008,080)                 (10,557,524)                  (5,854,644)                  (2,478,936)                      (2,187)                           -                  (51,387,823)                  (65,132,053)                   (23,527,301)                   (8,395,572)                        (95,592)                            -                  (19,805,822)                 (14,739,893)                 (90,064,766)                 (69,353,138)                (480,860,576)               (308,428,489)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                            172,468,944                     112,258,771                    8,294,633                  100,379,460                   53,465,859                   21,644,446                    1,882,198                            -                  (67,551,487)                   20,977,514                    197,157,180                     1,215,109                      12,721,909                             -                   23,814,084                  (36,434,808)                  76,292,208                  118,019,874                  301,024,758                 695,845,234
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                            115,435,482                     160,968,244                   (1,415,400)                 117,938,449                   71,575,510                   20,742,691                    1,784,071                            -                 (125,371,161)                   23,656,695                     55,080,601                    91,362,430                      12,811,368                             -                   73,919,523                  (39,629,005)                 109,828,434                  201,467,296               (1,649,845,523)              2,544,243,935
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                           345,801,475                     184,833,231                  207,724,173                   89,785,724                   51,981,399                   31,238,708                            -                            -                  597,930,754                   574,274,059                    206,780,861                   115,418,431                               -                             -                  237,111,071                  276,740,076                  994,465,288                  792,997,992                5,732,542,952               3,188,299,017
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                               $ 461,236,957                   $ 345,801,475                $ 206,308,773                $ 207,724,173                $ 123,556,909                 $ 51,981,399                  $ 1,784,071                          $ -                $ 472,559,593                 $ 597,930,754                  $ 261,861,462                 $ 206,780,861                    $ 12,811,368                           $ -                $ 311,030,594                $ 237,111,071              $ 1,104,293,722                $ 994,465,288              $ 4,082,697,429             $ 5,732,542,952
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                                         AST - Janus                                   AST - Janus                                               AST - Janus                                               AST - Janus                                               AST - Kemper                                               AST - Kinetics                                              AST - Lord Abbett                                           AST - Lord Abbett                                           AST - Marsico                                               AST - MFS
                                                                                                       Overseas Growth                                Mid Cap Growth                                           Small Cap Growth                                          Strategic Value                                           Small Cap Value                                                 Internet                                                  Bond Debenture                                              Small Cap Value                                            Capital Growth                                            Global Equity
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                $ (11,595,735)                  $ (11,482,288)                  $ (432,066)                         $ -                $ (14,260,238)                $ (7,487,156)                    $ (7,665)                         $ -                $ (12,994,136)                 $ (5,984,455)                      $ (2,132)                          $ -                        $ (4,642)                          $ -                 $ (1,636,480)                  $ (763,677)               $ (24,931,385)               $ (14,194,102)                  $ (174,244)                   $ (2,458)
     Net Realized Gain (Loss)                                                                      461,711,121                      86,208,113                     (919,821)                           -                  299,416,182                   71,628,371                         (828)                           -                  243,131,548                    46,393,894                        (91,243)                            -                          14,172                             -                    7,215,812                     (578,929)                 209,778,971                   74,897,698                     (177,915)                      2,732
     Net Unrealized Gain (Loss) On Investments                                                    (787,268,266)                    540,902,236                  (25,104,601)                           -                 (852,374,375)                 576,061,780                      (34,155)                           -                 (467,935,913)                  329,253,045                        (87,495)                            -                          54,231                             -                   31,955,736                    5,818,500                 (479,413,471)                 434,097,479                   (1,318,070)                    105,895
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                           (337,152,880)                    615,628,061                  (26,456,488)                           -                 (567,218,431)                 640,202,995                      (42,648)                           -                 (237,798,501)                  369,662,484                       (180,870)                            -                          63,761                             -                   37,535,068                    4,475,894                 (294,565,885)                 494,801,075                   (1,670,229)                    106,169
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                            197,489,457                     224,252,910                   41,691,279                            -                   74,706,240                  201,984,481                    1,198,718                            -                  195,980,211                    24,773,868                        219,281                             -                         381,262                             -                   34,444,437                   27,031,518                  437,999,730                  463,545,461                   15,258,139                     191,307
     Net Transfers Between Sub-accounts                                                           (208,315,999)                    102,132,687                   48,369,579                            -                 (240,856,158)                 282,244,629                    4,611,520                            -                   77,321,399                   466,186,888                        895,947                             -                       6,285,816                             -                   77,428,084                    2,025,241                    1,192,958                  191,591,888                   14,176,486                     993,155
     Surrenders                                                                                    (99,261,698)                    (51,686,777)                  (1,602,827)                           -                  (69,689,069)                 (36,756,036)                     (10,279)                           -                  (93,364,141)                  (40,404,140)                        (2,459)                            -                        (148,330)                            -                   (7,219,612)                  (4,015,662)                (116,886,757)                 (63,339,875)                    (808,466)                     (5,311)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                           (110,088,240)                    274,698,820                   88,458,031                            -                 (235,838,987)                 447,473,074                    5,799,959                            -                  179,937,469                   450,556,616                      1,112,769                             -                       6,518,748                             -                  104,652,909                   25,041,097                  322,305,931                  591,797,474                   28,626,159                   1,179,151
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                           (447,241,120)                    890,326,881                   62,001,543                            -                 (803,057,418)               1,087,676,069                    5,757,311                            -                  (57,861,032)                  820,219,100                        931,899                             -                       6,582,509                             -                  142,187,977                   29,516,991                   27,740,046                1,086,598,549                   26,955,930                   1,285,320
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                         1,476,628,906                     586,302,025                                                                          1,352,299,294                  264,623,225                                                         -                  820,219,100                             -                                                            -                                                             -                   69,726,806                   40,209,815                1,657,119,527                  570,520,978                    1,285,320                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                             $ 1,029,387,786                 $ 1,476,628,906                 $ 62,001,543                          $ -                $ 549,241,876              $ 1,352,299,294                  $ 5,757,311                          $ -                $ 762,358,068                 $ 820,219,100                      $ 931,899                           $ -                     $ 6,582,509                           $ -                $ 211,914,783                 $ 69,726,806              $ 1,684,859,573              $ 1,657,119,527                 $ 28,241,250                 $ 1,285,320
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                          AST - MFS                                                     AST - MFS                                                    AST                                                           AST - Neuberger & Berman                                   AST - Neuberger & Berman                           AST - PIMCO                                                   AST - PIMCO                                                          AST - Sanford Bernstein                         AST - Scudder                                          AST - T. Rowe Price
                                                                                           Growth                                                    Growth with Income                                         Money Market                                                          Mid-Cap Growth                                            Mid-Cap Value                                     Limited Bond                                               Total Return Bond                                                         Mgt Index 500                                     Japan                                                Asset Allocation
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                   $ (555,541)                       $ (5,717)                  $ (468,447)                   $ (10,271)                $ 86,075,856                 $ 46,585,670                 $ (9,739,008)                $ (3,839,123)                $ (7,939,916)                 $ (4,007,600)                  $ 15,168,592                  $ 12,671,629                    $ 36,681,521                  $ 25,089,716                 $ (6,174,812)                $ (5,272,629)                    $ (1,085)                         $ -                  $ 4,334,561                 $ 1,503,986
     Net Realized Gain (Loss)                                                                          200,384                          24,866                      114,785                        2,272                        8,047                      102,571                  127,942,543                   23,072,954                   22,867,432                    10,017,751                     (2,815,033)                    2,864,491                     (14,455,806)                   33,733,795                   51,921,917                   46,972,582                        6,770                            -                   33,340,180                  21,555,570
     Net Unrealized Gain (Loss) On Investments                                                      (7,232,175)                        325,814                     (882,225)                     252,209                            -                            -                 (250,596,450)                 103,877,551                  157,146,009                   (17,133,949)                    12,526,626                    (8,532,984)                     81,768,404                   (82,414,622)                (119,319,072)                  38,367,719                      (44,554)                           -                  (46,087,398)                 10,237,305
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                             (7,587,332)                        344,963                   (1,235,887)                     244,210                   86,083,903                   46,688,241                 (132,392,915)                 123,111,382                  172,073,525                   (11,123,798)                    24,880,185                     7,003,136                     103,994,119                   (23,591,111)                 (73,571,967)                  80,067,672                      (38,869)                           -                   (8,412,657)                 33,296,861
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                             46,406,264                       2,446,515                   40,430,301                    2,917,984                2,187,885,020                1,806,007,531                  209,722,652                   46,001,103                   76,507,818                    69,866,864                     58,016,105                    80,167,192                     152,548,125                   268,341,763                  128,906,590                  201,370,761                       58,175                            -                   47,515,910                 101,878,102
     Net Transfers Between Sub-accounts                                                             36,501,515                       1,847,389                   26,408,968                    4,659,382               (1,907,385,235)                (107,458,454)                 275,227,841                  (21,926,231)                 121,890,621                   357,483,913                    (26,152,462)                    1,458,005                      70,099,983                   (61,802,224)                  54,492,760                   64,320,676                      675,465                            -                  (51,381,193)                 (3,944,915)
     Surrenders                                                                                     (1,891,041)                        (25,045)                  (1,486,200)                     (45,073)                (455,810,549)                (333,344,784)                 (50,346,767)                 (18,862,465)                 (66,037,832)                  (45,253,125)                   (49,212,541)                  (37,887,402)                   (100,516,156)                  (82,490,942)                 (48,367,355)                 (28,116,927)                       1,612                            -                  (40,281,811)                (32,369,634)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                             81,016,738                       4,268,859                   65,353,070                    7,532,293                 (175,310,764)               1,365,204,293                  434,603,726                    5,212,407                  132,360,607                   382,097,652                    (17,348,898)                   43,737,795                     122,131,952                   124,048,597                  135,031,995                  237,574,510                      735,252                            -                  (44,147,094)                 65,563,553
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                             73,429,406                       4,613,822                   64,117,183                    7,776,503                  (89,226,861)               1,411,892,534                  302,210,811                  128,323,789                  304,434,132                   370,973,854                      7,531,287                    50,740,931                     226,126,071                   100,457,486                   61,460,028                  317,642,182                      696,383                            -                  (52,559,751)                 98,860,414
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                             4,613,822                               -                    7,776,503                            -                2,322,042,913                  910,150,379                  384,709,106                  256,385,317                  635,186,915                   264,213,061                    389,455,453                   338,714,522                     962,673,309                   862,215,823                  600,427,225                  282,785,043                            -                            -                  433,515,073                 334,654,659
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                                $ 78,043,228                     $ 4,613,822                 $ 71,893,686                  $ 7,776,503              $ 2,232,816,052              $ 2,322,042,913                $ 686,919,917                $ 384,709,106                $ 939,621,047                 $ 635,186,915                  $ 396,986,740                 $ 389,455,453                 $ 1,188,799,380                 $ 962,673,309                $ 661,887,253                $ 600,427,225                    $ 696,383                          $ -                $ 380,955,322               $ 433,515,073
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                     AST - T. Rowe Price                                           AST - T. Rowe Price                                              Davis                                                   Evergreen                                                 Evergreen                                                   Evergreen                                                     Evergreen                                                   Evergreen                                                 Evergreen                                                 Evergreen
                                                                                         Global Bond                                                Natural Resources                                            Value Fund                                               VA Blue Chip                                             VA Capital Growth                                           VA Equity Index                                                VA Foundation                                               VA Global Leaders                                            VA Omega                                          VA Perpetual International
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                    $ 330,164                     $ 6,861,835                   $ (655,855)                  $ (315,706)                    $ (7,091)                         $ -                     $ (7,359)                         $ -                    $ (12,682)                          $ -                       $ 12,468                           $ -                        $ 77,404                           $ -                    $ (35,763)                       $ 500                    $ (61,871)                         $ -                     $ (3,121)                        $ -
     Net Realized Gain (Loss)                                                                       (4,096,643)                       (508,769)                  11,563,318                   (4,438,116)                      16,361                            -                         (489)                           -                        1,562                             -                         (2,526)                            -                          (4,458)                            -                      (21,304)                       2,727                        3,755                            -                      (44,033)                          -
     Net Unrealized Gain (Loss) On Investments                                                         808,665                     (20,530,106)                  11,740,710                   22,185,749                       15,135                            -                     (291,331)                           -                      252,491                             -                       (264,391)                            -                        (425,429)                            -                     (339,397)                      17,274                   (3,432,073)                           -                       (1,892)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                             (2,957,814)                    (14,177,040)                  22,648,173                   17,431,927                       24,405                            -                     (299,179)                           -                      241,371                             -                       (254,449)                            -                        (352,483)                            -                     (396,464)                      20,501                   (3,490,189)                           -                      (49,046)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                             10,839,934                      19,267,464                   15,580,962                   15,935,025                    1,669,776                            -                    3,208,346                            -                    2,985,934                             -                      2,713,195                             -                       6,858,388                             -                    5,208,274                       84,942                   15,493,123                            -                      548,854                           -
     Net Transfers Between Sub-accounts                                                            (12,459,969)                     (2,991,859)                   1,402,151                      319,128                      259,390                            -                      288,145                            -                      134,236                             -                        424,728                             -                         999,767                             -                    4,790,897                      165,895                    1,244,502                            -                        1,010                           -
     Surrenders                                                                                    (11,680,745)                    (10,136,578)                  (8,651,777)                  (6,828,233)                     (13,432)                           -                      (38,066)                           -                      (40,086)                            -                        (13,811)                            -                        (212,710)                            -                     (509,709)                        (670)                    (176,015)                           -                       (1,358)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                            (13,300,780)                      6,139,027                    8,331,336                    9,425,920                    1,915,734                            -                    3,458,425                            -                    3,080,084                             -                      3,124,112                             -                       7,645,445                             -                    9,489,462                      250,167                   16,561,610                            -                      548,506                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                            (16,258,594)                     (8,038,013)                  30,979,509                   26,857,847                    1,940,139                            -                    3,159,246                            -                    3,321,455                             -                      2,869,663                             -                       7,292,962                             -                    9,092,998                      270,668                   13,071,421                            -                      499,460                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                           133,945,992                     141,984,005                   98,495,892                   71,638,045                            -                            -                            -                            -                            -                             -                              -                             -                               -                             -                      270,668                            -                                                         -                                                        -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                               $ 117,687,398                   $ 133,945,992                $ 129,475,401                 $ 98,495,892                  $ 1,940,139                          $ -                  $ 3,159,246                          $ -                  $ 3,321,455                           $ -                    $ 2,869,663                           $ -                     $ 7,292,962                           $ -                  $ 9,363,666                    $ 270,668                 $ 13,071,421                          $ -                    $ 499,460                         $ -
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                          Evergreen                                                     Evergreen                                                 Evergreen                                                  Invesco                                                   Invesco                                                     Invesco                                                       Invesco                                                     Invesco                                                  Montgomery                                                   Nike
                                                                                     VA Small Cap Value                                             VA Special Equity                                          VA Strategic Income                                         VIF Dynamics                                           VIF Financial Services                                       VIF Health Sciences                                         VIF Telecommunications                                         VIF Technology                                             Emerging Markets                                          First Trust 10
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                      $ 3,280                             $ -                   $ (167,241)                       $ 521                     $ 92,167                          $ -                 $ (1,595,528)                   $ (51,615)                $ (1,211,729)                    $ (17,331)                  $ (1,894,806)                    $ (12,609)                   $ (3,166,966)                    $ (95,343)                $ (5,283,922)                  $ (107,676)                $ (1,747,842)                $ (1,245,826)                  $ (116,259)                        $ -
     Net Realized Gain (Loss)                                                                           26,106                               -                      456,715                        9,633                          (87)                           -                    2,250,133                    1,257,714                    6,307,906                        81,012                      1,062,668                       200,172                     (27,730,974)                    2,841,659                  (38,369,197)                   3,332,312                    7,393,861                   (5,736,406)                  (1,139,190)                          -
     Net Unrealized Gain (Loss) On Investments                                                          39,925                               -                   (2,926,623)                     200,289                      (78,087)                           -                  (32,017,623)                   3,218,773                   16,732,179                        69,846                     20,153,329                       419,823                     (75,195,174)                    9,624,329                 (165,116,082)                  12,339,485                  (45,116,417)                  51,149,486                   (4,928,560)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                                 69,311                               -                   (2,637,149)                     210,443                       13,993                            -                  (31,363,018)                   4,424,872                   21,828,356                       133,527                     19,321,191                       607,386                    (106,093,114)                   12,370,645                 (208,769,201)                  15,564,121                  (39,470,398)                  44,167,254                   (6,184,009)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                                741,406                               -                   14,067,871                      295,177                    1,166,954                            -                   61,142,990                    2,540,483                   37,211,313                     2,331,140                     72,483,931                     2,251,483                     134,497,553                     9,095,771                  225,408,992                   14,334,899                   24,148,970                   18,463,324                    6,576,664                           -
     Net Transfers Between Sub-accounts                                                                 (4,195)                              -                    6,544,216                    1,367,392                       (8,959)                           -                  102,458,798                   21,301,818                  134,969,382                     6,299,301                    190,641,093                     6,167,329                     120,319,228                    42,554,918                  306,364,788                   46,864,762                   (6,108,393)                  (1,990,882)                  20,095,356                           -
     Surrenders                                                                                         (5,168)                              -                     (771,473)                     (15,435)                      (6,887)                           -                   (9,420,192)                    (128,025)                  (4,818,304)                     (101,997)                    (8,497,293)                     (107,744)                    (14,973,341)                     (523,997)                 (31,458,990)                    (396,652)                  (8,467,299)                  (4,534,033)                    (491,278)                          -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                                732,043                               -                   19,840,614                    1,647,134                    1,151,108                            -                  154,181,596                   23,714,276                  167,362,391                     8,528,444                    254,627,731                     8,311,068                     239,843,440                    51,126,692                  500,314,790                   60,803,009                    9,573,278                   11,938,409                   26,180,742                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                                801,354                               -                   17,203,465                    1,857,577                    1,165,101                            -                  122,818,578                   28,139,148                  189,190,747                     8,661,971                    273,948,922                     8,918,454                     133,750,326                    63,497,337                  291,545,589                   76,367,130                  (29,897,120)                  56,105,663                   19,996,733                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                                                                     -                    1,857,577                            -                                                         -                   28,139,148                            -                    8,661,971                             -                      8,918,454                             -                      63,497,337                             -                   76,367,130                            -                  121,309,051                   65,203,388                            -                           -
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                                   $ 801,354                             $ -                 $ 19,061,042                  $ 1,857,577                  $ 1,165,101                          $ -                $ 150,957,726                 $ 28,139,148                $ 197,852,718                   $ 8,661,971                  $ 282,867,376                   $ 8,918,454                   $ 197,247,663                  $ 63,497,337                $ 367,912,719                 $ 76,367,130                 $ 91,411,931                $ 121,309,051                 $ 19,996,733                         $ -
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                          Profunds                                                       Profunds                                                  Profunds                                                   Rydex                                                     Rydex                                                       Rydex                                                         WFVT                                                         WFVT                                                      AAF                                                       AAF
                                                                                        VP Ultra OTC                                                    VP Europe                                              VP Ultra Small Cap                                              Nova                                                      Ursa                                                        OTC                                                      Equity Value                                                Equity Income                                                 Growth                                                Mid Cap Growth
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                  Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                 $ (2,324,406)                      $ (97,080)                  $ (584,610)                    $ (4,228)                  $ (461,182)                   $ (15,692)                  $ (767,969)                  $ (367,547)                   $ 258,316                    $ (259,906)                  $ (7,131,232)                 $ (1,371,292)                     $ (215,080)                    $ (95,710)                       $ 535                      $ 9,844                $ (20,524,239)               $ (18,427,551)               $ (11,337,429)               $ (8,264,235)
     Net Realized Gain (Loss)                                                                      (55,958,488)                     10,702,047                  (22,660,369)                      76,485                  (21,412,447)                     434,481                  (29,716,218)                   3,928,418                    3,123,232                    (7,691,468)                   (73,766,556)                   42,891,188                         108,867                        (8,491)                      37,316                          (83)                  89,162,778                  341,226,442                  197,363,003                 147,404,371
     Net Unrealized Gain (Loss) On Investments                                                    (186,119,753)                     15,930,549                     (730,325)                     220,897                     (474,358)                     455,895                  (17,515,483)                   5,121,889                      864,577                      (439,010)                  (216,861,483)                   55,906,048                       1,520,084                      (966,330)                     143,799                        3,150                 (257,603,833)                  56,035,439                 (112,117,870)                 25,843,004
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                           (244,402,647)                     26,535,516                  (23,975,304)                     293,154                  (22,347,987)                     874,684                  (47,999,670)                   8,682,760                    4,246,125                    (8,390,384)                  (297,759,271)                   97,425,944                       1,413,871                    (1,070,531)                     181,650                       12,911                 (188,965,294)                 378,834,330                   73,907,704                 164,983,140
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                             79,693,992                       6,396,397                   10,816,556                      306,209                   11,119,736                      151,295                   25,700,830                   13,914,665                    2,319,555                     3,072,469                    188,734,596                    57,518,704                       5,174,757                    10,941,564                    2,051,539                      876,640                  160,577,408                  352,548,365                  101,704,991                 125,086,269
     Net Transfers Between Sub-accounts                                                            218,424,736                      35,671,081                   36,875,424                    2,767,296                   34,327,715                    8,787,603                  102,316,679                   38,832,915                    1,943,165                    23,045,583                    165,208,195                   169,199,924                      12,194,806                     6,280,145                    1,654,901                      474,686               (1,563,104,868)                  34,203,976                 (858,070,611)                (34,133,685)
     Surrenders                                                                                    (13,322,303)                        (87,746)                  (2,573,208)                     (13,784)                  (2,911,983)                     (77,213)                 (13,406,033)                  (2,184,030)                  (1,143,642)                     (981,989)                   (37,558,898)                   (8,067,777)                     (2,216,738)                   (1,188,543)                    (189,062)                      (9,977)                (134,085,695)                (122,793,315)                 (67,909,601)                (41,696,477)
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                            284,796,425                      41,979,732                   45,118,772                    3,059,721                   42,535,468                    8,861,685                  114,611,476                   50,563,550                    3,119,078                    25,136,063                    316,383,893                   218,650,851                      15,152,825                    16,033,166                    3,517,378                    1,341,349               (1,536,613,155)                 263,959,026                 (824,275,221)                 49,256,107
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                             40,393,778                      68,515,248                   21,143,468                    3,352,875                   20,187,481                    9,736,369                   66,611,806                   59,246,310                    7,365,203                    16,745,679                     18,624,622                   316,076,795                      16,566,696                    14,962,635                    3,699,028                    1,354,260               (1,725,578,449)                 642,793,356                 (750,367,517)                214,239,247
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                            68,515,248                               -                    3,352,875                            -                    9,736,369                            -                   59,246,310                            -                   16,745,679                             -                    316,076,795                             -                      25,915,795                    10,953,160                    1,354,260                            -                1,725,578,449                1,082,785,093                  750,367,517                 536,128,270
                                                                               -----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                               $ 108,909,026                    $ 68,515,248                 $ 24,496,343                  $ 3,352,875                 $ 29,923,850                  $ 9,736,369                $ 125,858,116                 $ 59,246,310                 $ 24,110,882                  $ 16,745,679                  $ 334,701,417                 $ 316,076,795                    $ 42,482,491                  $ 25,915,795                  $ 5,053,288                  $ 1,354,260                          $ -              $ 1,725,578,449                          $ -               $ 750,367,517
                                                                               =================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               ================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.
AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                             AAF                                                           AVP                                                       AVP                                                       AVP                                                       AVP                                                         AVP                                                           AVP                                                         AVP
                                                                                    Small Capitalization                                            Short Term Multi Market                                    Premier Growth                                           Growth & Income                                            US Government                                                Total Return                                                 International                                                Money Market
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Year Ended                      Year Ended                     Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                   Year Ended                     Year Ended                    Year Ended                     Year Ended                     Year Ended                    Year Ended                   Year Ended
                                                                                        Dec. 31, 2000                   Dec. 31, 1999                 Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999                Dec. 31, 2000                 Dec. 31, 1999                 Dec. 31, 2000                  Dec. 31, 1999                  Dec. 31, 2000                  Dec. 31, 1999                Dec. 31, 2000                Dec. 31, 1999
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                          $ -                    $ (3,010,669)                         $ -                       $ (732)                         $ -                    $ (51,984)                         $ -                    $ (35,341)                         $ -                     $ (10,275)                           $ -                     $ (16,995)                            $ -                     $ (13,696)                         $ -                     $ 14,345
     Net Realized Gain (Loss)                                                                                -                      61,556,674                            -                       (3,857)                           -                    5,522,650                            -                    2,415,677                            -                        90,347                              -                       877,532                               -                       402,674                            -                            -
     Net Unrealized Gain (Loss) On Investments                                                               -                     (52,304,469)                           -                        6,336                            -                   (4,726,345)                           -                   (1,710,317)                           -                      (121,537)                             -                      (684,546)                              -                      (266,469)                           -                            -
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                                      -                       6,241,536                            -                        1,747                            -                      744,321                            -                      670,019                            -                       (41,465)                             -                       175,991                               -                       122,509                            -                       14,345
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                                      -                      12,428,511                            -                            -                            -                        8,142                            -                       17,750                            -                           301                              -                         9,458                               -                        11,242                            -                        1,033
     Net Transfers Between Sub-accounts                                                                      -                    (697,343,674)                           -                     (146,424)                           -                  (10,361,838)                           -                   (7,630,621)                           -                    (2,014,111)                             -                    (3,434,299)                              -                    (2,844,347)                           -                   (1,000,600)
     Surrenders                                                                                              -                     (21,725,325)                           -                       (8,390)                           -                     (747,049)                           -                     (364,596)                           -                       (83,493)                             -                      (342,232)                              -                      (151,524)                           -                     (571,038)
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                                      -                    (706,640,488)                           -                     (154,814)                           -                  (11,100,745)                           -                   (7,977,467)                           -                    (2,097,303)                             -                    (3,767,073)                              -                    (2,984,629)                           -                   (1,570,605)
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                                      -                    (700,398,952)                           -                     (153,067)                           -                  (10,356,424)                           -                   (7,307,448)                           -                    (2,138,768)                             -                    (3,591,082)                              -                    (2,862,120)                           -                   (1,556,260)
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                                     -                     700,398,952                            -                      153,067                            -                   10,356,424                            -                    7,307,448                            -                     2,138,768                              -                     3,591,082                               -                     2,862,120                            -                    1,556,260
                                                                               ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                               ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
     End of Period                                                                                         $ -                             $ -                          $ -                          $ -                          $ -                          $ -                          $ -                          $ -                          $ -                           $ -                            $ -                           $ -                             $ -                           $ -                          $ -                          $ -
                                                                               ==============================================================================================================================================================================================================================================================================================================================================================================================================================================================================================
                                                                               =============================================================================================================================================================================================================================================================================================================================================================================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
See Notes to Financial Statements.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1
STATEMENTS OF CHANGES IN NET ASSETS

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                           AVP                                                          NBAMT                                                                  AST - Stein Roe
                                                                                     Government Income                                        Global Dollar Government Income                                    Utility Income                                                 Global Bond                                                 Conservative Investors                                         Growth Investors                                                   Growth                                                 World Privatization                                                 Partners                                                                Small Cap Blend
                                                                               ----------------------------------------------------------    ------------------------------------------------------------------------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                                        Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                   Year Ended                       Year Ended                  Year Ended
                                                                                      Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999                    Dec. 31, 2000                Dec. 31, 1999
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
     Net Investment Income (Loss)                                                                       $ -                       $ (702)                             $ -                     $ (2,595)                             $ -                     $ (4,325)                             $ -                     $ (1,596)                             $ -                     $ (5,975)                             $ -                     $ (6,567)                             $ -                    $ (32,992)                             $ -                     $ (5,832)                             $ -                  $ 3,497,547                              $ -                   $ (39,039)
     Net Realized Gain (Loss)                                                                             -                       10,652                                -                      (66,646)                               -                      380,615                                -                       18,243                                -                      184,819                                -                      428,329                                -                    3,270,376                                -                      382,581                                -                   26,062,134                                -                    (790,805)
     Net Unrealized Gain (Loss) On Investments                                                            -                       (1,914)                               -                      116,497                                -                     (282,528)                               -                      (31,639)                               -                     (165,995)                               -                     (358,484)                               -                   (2,756,270)                               -                     (231,244)                               -                   11,385,231                                -                     194,637
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Operations                                                                                   -                        8,036                                -                       47,256                                -                       93,762                                -                      (14,992)                               -                       12,849                                -                       63,278                                -                      481,114                                -                      145,505                                -                   40,944,912                                -                    (635,207)
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

     Transfers of Annuity Fund Deposits                                                                   -                            -                                -                        3,620                                -                          699                                -                          299                                -                        3,581                                -                        7,786                                -                       20,182                                -                           40                                -                    1,976,849                                -                     779,054
     Net Transfers Between Sub-accounts                                                                   -                     (119,769)                               -                     (563,950)                               -                     (914,578)                               -                     (296,522)                               -                   (1,200,140)                               -                   (1,383,147)                               -                   (6,894,254)                               -                   (1,260,991)                               -                 (560,656,639)                               -                  (8,663,776)
     Surrenders                                                                                           -                      (32,507)                               -                       (8,075)                               -                      (77,140)                               -                      (26,751)                               -                      (84,376)                               -                      (84,364)                               -                     (369,195)                               -                     (111,312)                               -                  (12,932,750)                               -                    (199,193)
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

     Net Increase (Decrease) In Net Assets Resulting
        From Capital Share Transactions                                                                   -                     (152,276)                               -                     (568,405)                               -                     (991,019)                               -                     (322,974)                               -                   (1,280,935)                               -                   (1,459,725)                               -                   (7,243,267)                               -                   (1,372,263)                               -                 (571,612,540)                               -                  (8,083,915)
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------

TOTAL INCREASE (DECREASE) IN NET ASSETS                                                                   -                     (144,240)                               -                     (521,149)                               -                     (897,257)                               -                     (337,966)                               -                   (1,268,086)                               -                   (1,396,447)                               -                   (6,762,153)                               -                   (1,226,758)                               -                 (530,667,628)                               -                  (8,719,122)
                                                                               ----------------------------------------------------------    ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------    ---------------------------------------------------------

NET ASSETS:
     Beginning of Period                                                                                  -                      144,240                                -                      521,149                                -                      897,257                                -                      337,966                                -                    1,268,086                                -                    1,396,447                                -                    6,762,153                                -                    1,226,758                                -                  530,667,628                                -                   8,719,122
                                                                               ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
                                                                               ---------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ----------------------------------------------------------    ---------------------------------------------------------
     End of Period                                                                                      $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                          $ -                              $ -                         $ -
                                                                               ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    =========================================================
                                                                               =========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    ==========================================================    =========================================================

----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

See Notes to Financial Statements.

* Date Operations Commenced.

American Skandia Life Assurance Corporation
Variable Account B - Class 1

Notes to Financial Statements
December 31, 2000
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

1.      ORGANIZATION

        American Skandia Life Assurance  Corporation  Variable Account B - Class 1 (the "Account") is a separate  investment  account of American Skandia Life Assurance  Corporation  ("American
        Skandia" or  "Company").  The Account is registered  with the  Securities  and Exchange  Commission  under the Investment  Company Act of 1940 as a unit  investment  trust.  The Account commenced operations September 20, 1988.

        As of December 31, 2000, the Account consisted of seventy-nine  sub-accounts.  These financial  statements report on seventy-one  sub-accounts  offered in the LifeVest Personal Security
        Annuity,  the American Skandia Advisors Plan Annuity,  the American Skandia Advisors Plan II Annuity,  the Imperium Annuity,  the American Skandia Protector Annuity,  the Emerald Choice
        Annuity,  American Skandia XTra Credit Annuity,  American Skandia LifeVest Annuity, the Alliance Capital Navigator Annuity, the Evergreen Skandia Harvester Annuity, the American Skandia
        Advisor Plan II Premier Annuity,  the Evergreen Skandia Harvester XTra Credit Annuity and American Skandia XTra Credit Premier.  Each of the seventy-one  sub-accounts  invests only in a single corresponding  portfolio of either American Skandia Trust,  Montgomery Variable Series, Wells Fargo Variable Trust, Rydex Variable Trust, INVESCO Variable Investment Funds, Inc.,
        ProFunds VP,  Evergreen  Variable  Annuity  Trust,  First Defined  Portfolio  Fund LLC or Davis  Variable  Account Fund,  Inc. (the  "Trusts").  American  Skandia  Investment  Services,
        Incorporated,  an affiliate of American Skandia, is the investment manager for American Skandia Trust, while AIM Capital Management,  Inc., Lord Abbett & Co., Janus Capital Corporation,
        J. P. Morgan Investment Management Inc., Neuberger Berman Management Incorporated,  Federated Investment Counseling, T. Rowe Price Associates,  Inc., T. Rowe Price International,  Inc.,
        Founders Asset Management, LLC, Pacific Investment Management Company, INVESCO Funds Group Inc., American Century Investment Management,  Inc., Marsico Capital Management LLC, Cohen and
        Steers Capital  Management,  Inc.,  Massachusetts  Financial Services Company,  Sanford C. Bernstein & Co., LLC, Alliance Capital  Management,  L.P., Fred Alger Management,  Inc., GAMCO
        Investors,  Inc., Zurich Scudder  Investments,  Inc., and Kinetics Asset  Management,  Inc. are the sub-advisors.  Montgomery Asset  Management,  L.P. is the investment  advisor for the
        Montgomery  Variable  Series.  Wells Fargo Bank N.A. is the investment  advisor for the Wells Fargo  Variable  Trust.  PADCO  Advisors II, Inc. is the  investment  advisor for the Rydex
        Variable Trust.  INVESCO Funds Group, Inc. is the investment  advisor for the INVESCO Variable  Investment  Funds,  Inc. ProFund Advisors LLC is the investment  advisor for ProFunds VP.
        Evergreen Investment  Management Company is the investment advisor for Evergreen VA Strategic Income,  Evergreen VA Equity Index,  Evergreen VA Blue Chip, Evergreen VA Omega,  Evergreen
        Asset  Management  Corp. is the investment  advisor for Evergreen VA Foundation,  Evergreen VA Small Cap Value, and Evergreen VA Global Leaders.  Mentor  Investment  Advisors LLC is the
        investment advisor for Evergreen VA Capital Growth.  Meridian Investment Company is the investment advisor for
1.      ORGANIZATION - continued

        the Evergreen VA Special Equity Fund. Mentor Perpetual Advisors LLC is the investment advisor to Evergreen VA Perpetual  International.  Davis Selected Advisers,  L.P. is the investment advisor to Davis Value.

        The investment advisors are paid fees for their services by the respective Trusts.

        The annuities referred to above are distributed by American Skandia Marketing, Inc., an affiliate of American Skandia.

        During 2000, the following  sub-accounts  incurred a name change: AST American Century  International Growth II (formerly AST T. Rowe Price International  Equity); AST Gabelli Small-Cap
        Value (formerly AST T. Rowe Price Small Company Value); AST Alliance Growth (formerly AST Oppenheimer  Large-Cap  Growth),  AST Sanford Bernstein Managed Index 500 (formerly AST Bankers
        Trust Managed Index 500), AST Alliance Growth and Income (formerly AST Lord Abbett Growth and Income),  AST T. Rowe Price Global Bond (formerly AST T. Rowe Price International Bond) and
        ProFund VP UltraSmall-Cap (formerly ProFund VP Small Cap).

        The 1999 Statement of Operations and 1999 Statement of Changes in Net Assets have been restated to include one fund that is available for investment by contract holders

 2.     VALUATION OF INVESTMENTS

        The market value of the investments in the  sub-accounts is based on the net asset values of the Trust shares held at the end of the current  period.  Transactions  are accounted for on the trade date and dividend income is recognized on an accrual basis.  Realized gains and losses on sales of investments are determined on a first-in first-out basis.

3.      ESTIMATES

        The preparation of financial  statements in conformity with generally  accepted  accounting  principles  requires that management make estimates and assumptions that affect the reported amounts of assets and  liabilities at the date of the financial  statements and the reported  amounts of revenues and expenses during the reporting  period.  Actual results could differ from those estimates.

4.      INCOME TAXES

        American Skandia does not expect to incur any federal income tax liability on earnings, or realized capital gains attributable to the Account;  therefore,  no charges for federal income taxes are currently  deducted from the Account.  If American  Skandia incurs income taxes  attributable  to the Account,  or determines  that such taxes will be incurred,  it may make a charge for such taxes against the Account.

4.      INCOME TAXES - continued

        Under  current  laws,  American  Skandia may incur state and local  income  taxes (in addition to premium tax) in several  states.  The Company  does not  anticipate  that these will be significant.  However, American Skandia may make charges to the Account in the event that the amount of these taxes changes.

5.   DIVERSIFICATION REQUIREMENTS

         Section 817(h) of the Internal  Revenue Code provides that a variable  annuity  contract,  in order to qualify as an annuity,  must have an "adequately  diversified"  segregated asset account (including  investments in a mutual fund by the segregated asset account of the insurance companies).  If the diversification  requirements under the Internal Revenue Code are not met and the annuity is not treated as an annuity, the taxpayer will be subject to income tax on the annual gain in the contract.  The Treasury  Department's  regulations prescribe the diversification requirements for variable annuity contracts.  The Company believes the underlying mutual fund portfolios complied with the terms of these regulations.

6.      CONTRACT CHARGES

        The following contract charges are paid to American Skandia, which provides administrative services to the Account:

        Mortality and Expense Risk Charges - Charged daily against the Account at an annual rate of 1.25% of the net assets.

        Administrative  Fees - Charged daily against the Account at an annual rate of .15% of the net assets. A maintenance fee of $30 per  contractowner  account is deducted at the end of each contract year and on surrender.

        Transfer Fees - Charged at a rate of $10 for each transfer after the 12th or 20th for each contractowner account, in each annuity year, as set forth in the respective prospectus'.

        Contingent Deferred Sales Charges, if applicable,  are computed as set forth in the respective  prospectus' of the LifeVest Personal Security Annuity, the American Skandia Advisors Plan
        Annuity, the American Skandia Advisors Plan II Annuity,  the Imperium Annuity, the American Skandia Protector Annuity, the Emerald Choice Annuity,  American Skandia XTra Credit Annuity,
        American Skandia LifeVest Annuity,  the Alliance Capital Navigator Annuity,  the Evergreen Skandia Harvester Annuity, the American Skandia Advisor Plan II Premier Annuity, the Evergreen
        Skandia  Harvester  XTra Credit  Annuity and American  Skandia XTra Credit  Premier.  These  charges may be imposed on the full or partial  surrender of certain  contracts.  There is no contingent deferred sales charge if all premiums were received at least eight or nine complete years prior to the date of the full or partial surrender.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                 Class 1 Sub-accounts Investing In:                                                                                                             Class 1 Sub-accounts Investing In:                                                                                                                                                                            Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                              AST- AIM                                       AST-AIM                                         AST-Alger                                           AST-Alger                                          AST-Alger                                         AST-Alliance                                        AST-Alliance                                               AST- American Century                               AST- American Century                                          AST- American Century
                                                                         Balanced Portfolio                           International Equity                                  All Cap Growth                                         Growth                                        Mid Cap Growth                                     Growth & Income                                     Growth                                                 International Growth I                              International Growth II                                            Income & Growth
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                 23,102,272      22,634,344                  16,903,883              17,748,560                          -                       -                           -                       -                          -                        -                 52,766,579              47,979,349                  17,059,819              19,009,242                  6,855,601               5,670,336                  28,704,924              34,328,425                             21,361,995              13,845,190
Units Purchased                                                            7,119,034       3,392,994                   4,210,289               1,720,323                 15,572,565                       -                     659,052                       -                    435,428                        -                  5,740,035               9,660,841                   4,793,115               2,525,645                  5,938,888               1,701,547                   1,525,058               2,387,422                              9,503,127               6,149,725
Units Transferred Between Sub-accounts                                     3,465,328        (741,362)                    (64,138)             (1,073,552)                14,041,924                       -                 139,959,589                       -                 89,067,748                        -                     11,210              (1,112,627)                  5,449,744              (3,335,785)                 5,040,621                (205,609)                 (1,589,145)             (5,791,989)                             3,489,536               2,364,939
Units Surrendered                                                         (3,396,221)     (2,183,704)                 (1,937,412)             (1,491,448)                (1,384,858)                      -                  (1,954,064)                      -                 (1,032,426)                       -                 (4,981,528)             (3,760,984)                 (1,505,886)             (1,139,283)                  (827,758)               (310,673)                 (2,300,289)             (2,218,934)                            (1,966,456)               (997,859)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                       30,290,413      23,102,272                  19,112,622              16,903,883                 28,229,631                       -                 138,664,577                       -                 88,470,750                        -                 53,536,296              52,766,579                  25,796,792              17,059,819                 17,007,352               6,855,601                  26,340,548              28,704,924                             32,388,202              21,361,995
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                         Class 1 Sub-accounts Investing In:                                                                                                                                                                            Class 1 Sub-accounts Investing In:                                                                                                                                                                                        Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                        AST- American Century                          AST-Cohens & Steers                                   AST-Federated                           AST-Federated                                                   AST-Founders                                        AST-Gabelli                                        AST-Gabelli                                         AST-Invesco                                         AST-JanCap                                                      AST-Janus
                                                                         Strategic Balanced                                Real Estate                                     Aggressive Growth                          High Yield                                                       Passport                                         All Cap Value                                     Small Cap Value                                      Equity Income                                          Growth                                                     Overseas Growth
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                 13,944,535       6,714,065                   6,224,365               3,771,461                          0                       0                  41,588,401              40,170,144                  8,818,599                9,207,623                          -                       -                  21,340,168              24,700,211                 46,660,160              40,994,187                  94,850,623              80,631,598                             61,117,418              43,711,763
Units Purchased                                                            2,540,017       6,167,258                   1,783,109               2,295,153                     31,795                       0                   5,243,661               9,895,500                  6,371,241                  764,283                    199,495                       -                   2,636,286               4,232,548                  6,485,913               9,432,516                  16,634,541              22,575,336                              7,430,557              13,999,128
Units Transferred Between Sub-accounts                                      (717,794)      1,731,718                   4,496,188                 447,875                    165,027                       0                  (6,334,429)             (4,855,009)                 2,113,181                 (594,633)                 1,083,314                       -                     920,717              (6,293,301)                 1,073,082                (573,664)                 (3,643,238)             (1,954,630)                            (6,940,931)              6,415,887
Units Surrendered                                                         (1,268,578)       (668,506)                   (612,474)               (290,124)                      (247)                      0                  (3,582,808)             (3,622,234)                (1,057,216)                (558,674)                    (9,715)                      -                  (1,598,647)             (1,299,290)                (4,047,660)             (3,192,879)                 (8,591,153)             (6,401,681)                            (4,279,333)             (3,009,360)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                       14,498,180      13,944,535                  11,891,188               6,224,365                    196,575                       0                  36,914,825              41,588,401                 16,245,805                8,818,599                  1,273,094                       -                  23,298,524              21,340,168                 50,171,495              46,660,160                  99,250,773              94,850,623                             57,327,711              61,117,418
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                                                                                                                                Class 1 Sub-accounts Investing In:                                                                                                                                                                            Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                 AST-Janus                                 AST-Janus                                          AST-Janus                                         AST - Kemper                                      AST - Kinetics                                        AST - Lord Abbett                                  AST - Lord Abbett                                   AST - Marsico                                         AST - MFS                                  AST - MFS
                                                                               Mid Cap Growth                           Small Cap Growth                                   Stategic Value                                        Small Cap Value                                   Internet                                             Bond Debenture                                     Small Cap Value                                    Capital Growth                                       Global Equity                                  Growth
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended          Year Ended         Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999      Dec. 31, 2000       Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
Units Outstanding Beginning of the Period                                          -               -                  32,134,969              15,003,001                          -                       -                  53,349,003                       -                          -                        -                          -                       -                   6,597,544               4,081,870                 78,684,943              40,757,449                     116,756                       -        409,467                       -
Units Purchased                                                            4,549,468               -                   1,691,590               7,636,717                    120,529                       -                  12,668,203               2,444,262                     23,995                        -                     34,974                       -                   2,903,934               2,567,431                 21,621,804              28,766,864                   1,428,941                  18,623      4,001,534                 232,164
Units Transferred Between Sub-accounts                                     5,048,195               -                  (6,280,218)             10,866,270                    466,510                       -                   3,826,659              54,737,624                     92,835                        -                    630,083                       -                   6,271,107                 194,596                    276,496              12,618,011                   1,335,516                  98,669      3,271,065                 179,355
Units Surrendered                                                           (171,561)              -                  (2,011,248)             (1,371,019)                      (981)                      -                  (6,222,586)             (3,832,883)                      (467)                       -                    (14,804)                      -                    (579,532)               (246,353)                (5,955,552)             (3,457,381)                    (78,200)                   (536)      (166,580)                 (2,052)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ---------------------------------------------------------------------------------------
Units Outstanding End of the Period                                        9,426,102               -                  25,535,093              32,134,969                    586,058                       -                  63,621,279              53,349,003                    116,363                        -                    650,253                       -                  15,193,053               6,597,544                 94,627,691              78,684,943                   2,803,013                 116,756      7,515,486                 409,467
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    =======================================================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    =======================================================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                         Class 1 Sub-accounts Investing In:                                                                                                                        Class 1 Sub-accounts Investing In:                                                                                                                         Class 1 Sub-accounts Investing In:
                                                                 ------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------   -------------------------------------------------   ----------------------------------------------------------------------------------------------------               ------------------------------------------------
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                      AST - MFS                                               AST                                      AST- Neuberger & Berman                             AST- Neuberger & Berman               AST - PIMCO                                                   AST - PIMCO                                      AST - Stanford Bernstein                                 AST - Scudder                                    AST - T. Rowe Price                                            AST - T. Rowe Price
                                                                         Growth with Income                               Money Market                                      Mid-Cap Growth                                       Mid-Cap Value                          Limited Bond                                                  Total Return Bond                                     Mgt Index 500                                           Japan                                          Asset Allocation                                                Global Bond
                                                                 ------------------------------------    ---------------------------------------------------------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ------------------------------------------------------------------------------------------------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ---------------------------------------------------------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                    741,323               -                 187,609,708              75,855,442                 13,460,525              13,389,289                  37,864,586              16,410,121                 32,560,943               28,863,932                 73,530,507              64,224,618                  39,825,951              22,421,754                          -                       -                  22,002,028              18,469,315                             12,533,037              12,007,692
Units Purchased                                                            3,806,195         284,830                 172,045,225             145,554,856                  6,576,802               2,285,131                   4,112,369               4,135,450                  4,573,653                6,648,573                 10,867,479              19,275,213                   8,462,705              14,853,017                      6,590                       -                   2,308,846               5,405,080                              1,007,702               1,718,752
Units Transferred Between Sub-accounts                                     2,523,569         460,748                (154,154,744)             (8,907,753)                 8,088,785              (1,301,268)                  6,160,891              19,957,280                 (2,252,122)                 136,595                  5,273,481              (4,733,026)                  3,790,669               4,547,354                     77,885                       -                  (2,588,933)               (202,122)                            (1,210,212)               (294,406)
Units Surrendered                                                           (133,460)         (4,255)                (33,006,983)            (24,892,837)                (1,608,262)               (912,627)                 (3,579,147)             (2,638,265)                (3,835,518)              (3,088,157)                (7,126,227)             (5,236,298)                 (3,244,236)             (1,996,174)                       (81)                      -                  (2,017,743)             (1,670,245)                            (1,111,025)               (899,001)
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                        6,937,627         741,323                 172,493,206             187,609,708                 26,517,850              13,460,525                  44,558,699              37,864,586                 31,046,956               32,560,943                 82,545,240              73,530,507                  48,835,089              39,825,951                     84,394                       -                  19,704,198              22,002,028                             11,219,502              12,533,037
                                                                 ========================================================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 =======================================================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                     Class 1 Sub-accounts Investing In:                                                                                                                                                                             Class 1 Sub-accounts Investing In:                                                                                                                                                                                           Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                         AST - T. Rowe Price                      Davis                                            Evergreen                                           Evergreen                                          Evergreen                                           Evergreen                                          Evergreen                                           Evergreen                                           Evergreen                                                      Evergreen
                                                                          Natural Resources                    Value Fund                                        VA Blue Chip                                          VA Capital Growth                                   VA Equity Index                                      VA Foundation                                    VA Global Leaders                           VA Omega                                               VA Perpetual International                                         VA Small Cap Value
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                  6,201,327       5,697,453                           -                       -                          -                       -                           -                       -                          -                        -                          -                       -                      23,101                       -                          -                       -                           -                       -                                      -                       -
Units Purchased                                                              891,162       1,036,562                     168,437                       -                    323,390                       -                     258,526                       -                    259,407                        -                    667,039                       -                     462,902                   7,592                  1,515,312                       -                      56,131                       -                                 66,275                       -
Units Transferred Between Sub-accounts                                       (79,604)        (88,890)                     27,420                       -                     31,182                       -                      11,222                       -                     44,420                        -                     92,253                       -                     446,486                  15,558                    133,633                       -                       1,425                       -                                   (350)                      -
Units Surrendered                                                           (491,902)       (443,798)                       (654)                      -                     (3,234)                      -                        (862)                      -                       (873)                       -                     (3,402)                      -                     (44,731)                    (49)                   (11,470)                      -                        (148)                      -                                   (435)                      -
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                        6,520,983       6,201,327                     195,203                       -                    351,338                       -                     268,886                       -                    302,954                        -                    755,890                       -                     887,758                  23,101                  1,637,475                       -                      57,408                       -                                 65,490                       -
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

---------------------------------------------------------------------------------------------------------------------------------------------------------   -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------------------------   -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                                                                                                                                                            Class 1 Sub-accounts Investing In:                                                                                                                            Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                      Evergreen                                 Evergreen                                           INVESCO                                                    INVESCO                                            INVESCO                                             INVESCO                                            INVESCO                                           Montgomery                                             Nike                                                         Profunds
                                                                    VA Special Equity                            VA Strategic Income                              VIF Dynamics                                         VIF Financial Services                               VIF Health Sciences                               VIF Telecommunications                               VIF Technology Funds                                 Emerging Markets                                     First Trust 100                                                  VP Ultra OTC
                                                                 ------------------------------------    ------------------------------------------------     ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                    152,342               -                           -                       -                  2,022,585                       -                     759,104                       -                    786,518                        -                  4,184,526                       -                   4,622,242                       -                 12,060,036              10,534,383                           -                       -                              2,906,024                       -
Units Purchased                                                            1,109,747          25,338                     120,079                       -                  3,969,062                 197,621                   3,005,893                 208,880                  5,378,661                  209,738                  8,069,101                 673,205                  12,017,020                 979,105                  2,474,507               2,387,735                     706,560                       -                              4,076,427                 340,838
Units Transferred Between Sub-accounts                                       529,633         128,440                        (810)                      -                  6,027,609               1,836,705                  10,722,351                 559,373                 13,821,022                  586,420                  6,537,477               3,552,399                  14,569,486               3,679,123                   (710,436)               (275,348)                  2,039,296                       -                             11,438,688               2,592,154
Units Surrendered                                                            (60,577)         (1,436)                       (711)                      -                   (609,429)                (11,741)                   (395,712)                 (9,149)                  (604,796)                  (9,640)                  (934,986)                (41,078)                 (1,717,635)                (35,986)                  (924,635)               (586,734)                    (55,421)                      -                               (823,611)                (26,968)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                        1,731,145         152,342                     118,558                       -                 11,409,827               2,022,585                  14,091,636                 759,104                 19,381,405                  786,518                 17,856,118               4,184,526                  29,491,113               4,622,242                 12,899,472              12,060,036                   2,690,435                       -                             17,597,528               2,906,024
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

7.   CHANGES IN THE UNITS OUTSTANDING

                                                                 Class 1 Sub-accounts Investing In:                                                                                                                                                                Class 1 Sub-accounts Investing In:
                                                                 --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                 -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                      Profunds                                  Profunds                                             Rydex                                               Rydex                                              Rydex                                               WFVT                                                WFVT                                                AAF                                                 AAF                                                           WFVT
                                                                      VP Europe                                VP Ultra Small Cap                                      Nova                                                Ursa                                                OTC                                            Equity Value                                                   Equity Income                              Growth                                                      Mid Cap Growth                                            US Government Allocation
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 ---------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                     Year Ended          Year Ended            Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended               Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                 Year Ended              Year Ended                  Year Ended              Year Ended                             Year Ended              Year Ended
                                                                    Dec. 31, 2000       Dec. 31, 1999         Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999              Dec. 31, 2000            Dec. 31, 1999              Dec. 31, 2000           Dec. 31, 1999               Dec. 31, 2000           Dec. 31, 1999                          Dec. 31, 2000           Dec. 31, 1999
                                                                 ----------------------------------------------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding Beginning of the Period                                    273,963               -                     813,904                       -                  5,474,129                       -                   1,803,669                       -                 18,520,440                        -                  2,826,839               1,148,849                     136,006                       -                 20,747,944              17,168,792                  18,904,907              17,559,963                                      0               2,707,641
Units Purchased                                                              901,380          26,492                     951,343                  13,406                  2,485,894               1,420,967                     237,416                 306,109                 10,862,830                4,432,010                    527,611               1,134,203                     208,581                  88,892                  1,829,435               4,910,321                   2,180,794               3,804,702                                      0                 415,298
Units Transferred Between Sub-accounts                                     1,373,170         248,716                   1,758,770                 807,506                  8,190,715               4,273,499                     352,644               1,596,433                  5,100,518               14,693,058                  1,292,554                 651,134                     176,174                  48,105                (20,988,624)                328,071                 (19,602,951)             (1,203,604)                                     0              (3,013,391)
Units Surrendered                                                           (220,951)         (1,245)                   (265,443)                 (7,008)                (1,351,386)               (220,337)                   (124,130)                (98,873)                (2,303,995)                (604,628)                  (204,116)               (107,347)                    (17,775)                   (991)                (1,588,755)             (1,659,240)                 (1,482,750)             (1,256,154)                                     0                (109,548)
                                                                 ------------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
                                                                 -----------------------------------    ------------------------------------------------   ------------------------------------------------    ------------------------------------------------   -------------------------------------------------   ------------------------------------------------   -------------------------------------------------   ------------------------------------------------    ------------------------------------------------               ------------------------------------------------
Units Outstanding End of the Period                                        2,327,562         273,963                   3,258,574                 813,904                 14,799,352               5,474,129                   2,269,599               1,803,669                 32,179,793               18,520,440                  4,442,888               2,826,839                     502,986                 136,006                          -              20,747,944                           -              18,904,907                                      0                       0
                                                                 ====================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================
                                                                 ===================================    ================================================   ================================================    ================================================   =================================================   ================================================   =================================================   ================================================    ================================================               ================================================

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
* Date Operations Commenced

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
VARIABLE ACCOUNT B - CLASS 1

NOTES TO FINANCIAL STATEMENTS

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

8.  SECURITIES TRANSACTIONS

Purchases and sales of securities, other than short-term securities, were as follows:

                                                                                                   Purchases                                             Sales
                                                                                                  Year Ended                Year Ended                Year Ended                Year Ended                        Part 3                       Part 5                      Total Purchases
                                                                                                 Dec. 31, 2000             Dec. 31, 1999             Dec. 31, 2000             Dec. 31, 1999
                                                                                          ---------------------------------------------------------------------------------------------------------
                                                                                          --------------------------------------------------------------------------------------------------------
            AST - AIM Balanced Portfolio                                                               $ 258,537,532              $ 91,288,190              $ 66,575,786              $ 44,978,162                                 258,537,532                           0                  258,537,532
            AST - AIM International Equity Portfolio                                                     783,616,851               486,316,981               619,213,903               481,653,671                                 728,105,776                  55,511,075                  783,616,851
            AST - Alger All Cap Growth Portfolio                                                         393,032,936                         -               105,214,087                         -                                 261,391,168                 131,641,768                  393,032,936
            AST - Alger Growth Portfolio                                                               1,418,645,272                         -                33,402,518                         -                               1,418,645,272                           0                1,418,645,272
            AST - Alger Mid-Cap Growth Portfolio                                                         971,283,520                         -                84,110,327                         -                                 971,283,520                           0                  971,283,520
            AST - Alliance Growth & Income Portfolio                                                     527,154,143               640,040,665           343,726,635               452,504,714                                 527,154,143                           0                  527,154,143
            AST - Alliance Growth Portfolio                                                              334,559,396               101,569,953               118,831,888               101,507,580                                 334,559,396                           0                  334,559,396
            AST - American Century International Growth I Portfolio                                      498,623,191                76,803,802               292,911,616                62,309,042                                 329,850,406                 168,772,785                  498,623,191
            AST - American Century International Growth II Portfolio                                     278,655,836               597,074,887               276,326,506               659,959,681                                 278,655,836                           0                  278,655,836
            AST - American Century Income and Growth Portfolio                                           273,916,925               140,724,960                83,890,915                21,418,069                                 273,916,925                           0                  273,916,925
            AST - American Century Startegic Balanced Portfolio                                           47,910,585               109,084,805                27,385,768                10,056,959                                  47,910,585                           0                   47,910,585
            AST - Cohens & Steers Real Estate Portfolio                                                  141,121,411                50,543,202            87,029,368                28,665,886                                 118,833,481                  22,287,930                  141,121,411
            AST - Federated Aggressive Growth Portfolio                                                    1,957,773                         -                    76,907                         -                                   1,886,237                      71,536                    1,957,773
            AST - Federated High Yield Bond Portfolio                                                    295,644,131               381,599,584               315,499,624               320,878,213                                 295,644,131                           0                  295,644,131
            AST -  Founders Passport Portfolio                                                           683,578,886               131,647,392               437,095,244               131,666,420                                 321,610,001                 361,968,885                  683,578,886
            AST - Gabelli All-Cap Value Portfolio                                                         15,674,150                         -                 2,971,486                         -                                  13,156,490                   2,517,660                   15,674,150
            AST - Gabelli Small-Cap Value Portfolio                                                      192,662,634                95,642,348               158,163,876               133,607,738                                 192,662,634                           0                  192,662,634
            AST - Invesco Equity Income Portfolio                                                        422,882,115               386,585,921               267,806,531               244,093,440                                 422,882,115                           0                  422,882,115
            AST -  Jancap Growth Portfolio                                                             2,245,988,092             2,796,844,434             1,540,228,581             2,033,899,820                               2,245,988,092                           0                2,245,988,092
            AST - Janus Overseas Growth Portfolio                                                      1,020,333,852             1,061,332,081             1,129,149,583               798,115,548                               1,020,333,852                           0                1,020,333,852
            AST -  Janus Mid-Cap Growth Portfolio                                                        110,984,866                         -                22,958,901                         -                                  87,119,693                  23,865,173                  110,984,866
            AST - Janus Small-Cap Growth Portfolio                                                       242,959,758               723,175,630               364,563,038               283,189,711                                 242,959,758                           0                  242,959,758
            AST - Janus Strategic Value Portfolio                                                          5,866,663                         -                    74,369                         -                                   5,857,653                       9,010                    5,866,663
            AST - Kemper Small Cap Value Portfolio                                                       731,789,178               823,089,514               516,831,075               378,517,353                                 731,789,178                           0                  731,789,178
            AST - Kinetics Internet Portfolio                                                              1,927,969                         -                   817,332                         -                                   1,119,021                     808,948                    1,927,969
            AST - Lord Abbett Bond Debenture Portfolio                                                     8,005,670                         -                 1,491,563                         -                                   6,638,095                   1,367,575                    8,005,670
            AST - Lord Abbett Small Cap Value Portfolio                                                  142,485,391                54,838,623                39,468,963                30,561,202                                 142,485,391                           0                  142,485,391
            AST - Marsico Capital Growth Portfolio                                                       807,813,793               879,393,216               467,185,960               301,330,985                                 807,813,793                           0                  807,813,793
            AST - MFS Global Equity Portfolio                                                             41,459,861                 1,303,154                13,005,959                   126,366                                  30,437,528                  11,022,333                   41,459,861
            AST - MFS Growth Portfolio                                                                    82,409,448                 5,316,905                 1,948,251                 1,053,763                                  82,409,448                           0                   82,409,448
            AST - MFS Growth with Income Portfolio                                                        70,770,763                 7,618,990                 5,886,140                    96,968                                  70,770,763                           0                   70,770,763
            AST - Money Market                                                                        10,326,881,028             8,302,470,432            10,416,107,793             6,890,577,897                               2,257,731,847               8,069,149,181               10,326,881,028
            AST - Neuberger & Berman Mid-Cap Growth Portfolio                                          1,302,862,923               205,579,429           864,796,399               184,743,622                                 818,696,078                 484,166,845                1,302,862,923
            AST - Neuberger & Berman Mid-Cap Value Portfolio                                             386,240,662               622,937,476           259,315,076               236,425,703                                 386,240,662                           0                  386,240,662
            AST - PIMCO Limited Bond Portfolio                                                           190,372,250               185,820,697               192,552,556               129,411,273                                 190,372,250                           0                  190,372,250
            AST - PIMCO Total Return Bond Portfolio                                                      482,933,928               447,172,927               324,120,456               269,314,929                                 482,933,928                           0                  482,933,928
            AST - Sanford Bernstein Mgt Index 500 Portfolio                                              518,473,977               572,787,620               349,987,079               331,533,863                                 518,473,977                           0                  518,473,977
            AST - Scudder Japan Portfolio                                                                 13,097,441                         -                12,363,273                         -                                   3,595,679                   9,501,762                   13,097,441
            AST - Stein Roe Capital Blend                                                                          -                 1,679,491                         -                 9,802,445                                           0                           0                            0
            AST - T. Rowe Price Asset Allocation Portfolio                                                59,072,178               124,689,009                94,823,013                57,520,786                                  59,072,178                           0                   59,072,178
            AST - T. Rowe Price Global Bond Portfolio                                                     26,014,721                57,520,704                38,985,338                41,654,685                                  26,014,721                           0                   26,014,721
            AST - T. Rowe Price Natural Resources Portfolio                                              110,251,264                85,803,953               102,575,783                68,484,095                                 110,251,264                           0                  110,251,264
            AAF - Growth                                                                                           -             1,384,290,382             1,859,045,856             1,011,406,666
            AAF - Mid Cap                                                                                          -               691,951,095             1,945,486,466               568,707,667
            AAF - Small Cap                                                                                        -               198,078,542                         -               851,407,831
            Advisors Management Trust - Partners                                                                   -                15,831,635                         -               573,894,796                                           0                           0                            0
            Alliance Short Term Multi Market                                                                       -                     4,716                         -                   160,261                                           0                           0                            0
            Alliance Premium Growth                                                                                -                    62,596                         -                11,215,326                                           0                           0                            0
            Alliance Growth & Income                                                                               -                     8,405                         -                 8,021,213                                           0                           0                            0
            Alliance U.S. Government                                                                               -                       300                         -                 2,107,960                                           0                           0                            0
            Alliance Total Return                                                                                  -                     9,306                         -                 3,793,374                                           0                           0                            0
            Alliance International                                                                                 -                    36,606                         -                 3,034,931                                           0                           0                            0
            Alliance Money Market                                                                                  -                   318,949                         -                 1,875,269                                           0                           0                            0
            Alliance North American Government Income                                                              -                         -                         -                   152,990                                           0                           0                            0
            Alliance Global Dollar Government Income                                                               -                     2,849                         -                   573,909                                           0                           0                            0
            Alliance Utility Income                                                                                -                     4,692                         -                 1,000,035                                           0                           0                            0
            Alliance Global Bond                                                                                   -                    63,108                         -                   387,717                                           0                           0                            0
            Alliance Conservative Investors                                                                        -                     2,004                         -                 1,288,914                                           0                           0                            0
            Alliance Growth Investors                                                                              -                     6,987                         -                 1,473,333                                           0                           0                            0
            Alliance Growth                                                                                        -                    33,468                         -                 7,309,727                                           0                           0                            0
            Alliance World Privatization                                                                           -                         -                         -                 1,378,094                                           0                           0                            0
            Davis Value Fund                                                                               1,945,226                         -                    20,153                         -                                   1,933,266                      11,960                    1,945,226
            Evergreen - VA Blue Chip Fund                                                                  3,475,517                         -                    24,451                         -                                   3,475,517                           0                    3,475,517
            Evergreen - VA Capital Growth Fund                                                             3,079,580                         -                    10,836                         -                                   3,079,580                           0                    3,079,580
            Evergreen - VA Equity Index Fund                                                               3,171,853                         -                    34,749                         -                                   3,171,853                           0                    3,171,853
            Evergreen - VA Foundation Fund                                                                 7,881,270                         -                   157,893                         -                                   7,725,395                     155,875                    7,881,270
            Evergreen - VA Global Leaders Fund                                                            17,140,823                   282,237                 7,687,135                    31,560                                   9,730,724                   7,410,099                   17,140,823
            Evergreen - VA Omega Fund                                                                     16,510,341                         -                     5,091                         -                                  16,510,341                           0                   16,510,341
            Evergreen - VA Perpetual International Fund                                                    1,573,959                         -                 1,028,573                         -                                   1,015,292                     558,667                    1,573,959
            Evergreen - VA Small Cap Value Fund                                                              786,159                         -                    26,247                         -                                     761,708                      24,451                      786,159
            Evergreen - VA Special Equity Fund                                                            22,464,879                 1,711,437                 2,620,060                    63,711                                  21,797,286                     667,593                   22,464,879
            Evergreen - VA Strategic Income Fund                                                           1,292,099                         -                    48,824                         -                                   1,279,854                      12,245                    1,292,099
            INVESCO - VIF Dynamics Fund                                                                  301,756,728                32,610,447               149,011,538                 8,942,179                                 185,253,252                 116,503,476                  301,756,728
            INVESCO - VIF Financial Services Fund                                                        256,988,338                11,931,200                90,691,898                 3,420,087                                 181,189,807                  75,798,531                  256,988,338
            INVESCO - VIF Health Sciences Fund                                                           338,931,043                13,625,683                85,929,824                 5,323,759                                 271,318,767                  67,612,276                  338,931,043
            INVESCO - VIF Telecommunications Fund                                                        615,583,355                64,042,700               378,330,230                13,011,352                                 262,979,941                 352,603,414                  615,583,355
            INVESCO - VIF Technology Fund                                                              1,038,875,827                71,426,192               542,973,728                10,730,858                                 531,780,627                 507,095,200                1,038,875,827
            Montgomery - Emerging Markets Portfolio                                                      177,100,302               111,698,539               169,274,865               101,005,955                                 112,707,505                  64,392,797                  177,100,302
            Nike - First Trust 10 Portfolio                                                               34,442,702                         -                 8,378,218                         -                                  25,454,864                   8,987,838                   34,442,702
            Profunds - VP Ultra OTC                                                                      571,805,762                79,939,233               268,307,700                38,056,581                                 280,450,676                 291,355,086                  571,805,762
            Profunds - VP Europe                                                                         484,273,949                 4,289,567               439,631,403                 1,234,074                                  26,270,890                 458,003,059                  484,273,949
            Profunds - VP Ultra Small Cap                                                                547,986,421                49,680,888               505,437,761                40,834,895                                  30,972,318                 517,014,103                  547,986,421
            Rydex - Nova                                                                                 740,193,318               321,392,769               615,533,775               268,931,809                                 148,515,259                 591,678,059                  740,193,318
            Rydex - Ursa                                                                                 291,957,732               347,175,972               288,580,337               322,299,815                                  33,296,974                 258,660,758                  291,957,732
            Rydex - OTC                                                                                1,682,665,837               952,393,483             1,348,678,957               731,335,364                                 508,498,492               1,174,167,345                1,682,665,837
            WFVT - Equity Value Fund                                                                      26,708,799                18,846,795                11,771,053                 2,909,340                                  26,708,799                           0                   26,708,799
            WFVT - Equity Income Fund                                                                      4,249,309                 1,390,159                   672,048                    38,965                                   4,249,309                           0                    4,249,309

                                                                                          ---------------------------------------------------------------------------------------------------------               --------------------------------------------------------------------------------------
                                                                                          --------------------------------------------------------------------------------------------------------               --------------------------------------------------------------------------------------
                                                                                                    $ 33,661,294,091          $ 24,621,439,916          $ 28,798,869,135          $ 19,337,020,906                              19,825,918,793              13,835,375,298               33,661,294,091
                                                                                          =========================================================================================================               ======================================================================================
                                                                                          ========================================================================================================               ======================================================================================

                                                                                                                                                                                                                                                         15,571,757,108.00
                                                                                                                                                                                                                                                            518,526,325.00
                                                                                                                                                                                                                                                          1,213,719,641.00

                                                                 PART C

                                                           OTHER INFORMATION

Item 24.  Financial Statements and Exhibits:

(a)      All financial statements are included in Parts A & B of this Registration Statement.

(b)      Exhibits are attached as indicated.

         (1)      Copy of the  resolution of the board of directors of Depositor  authorizing  the  establishment  of the Registrant for
                  Separate Account B filed via EDGAR with Post-Effective  Amendment No. 6 to Registration Statement No. 33-87010,  filed
                  March 2, 1998.

         (2)      Not applicable.  American Skandia Life Assurance Corporation maintains custody of all assets.

         (3)      (a)      Form of revised  Principal  Underwriting  Agreement  between American Skandia Life Assurance  Corporation and
                           American Skandia Marketing,  Incorporated,  formerly known as Skandia Life Equity Sales Corporation filed via
                           EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

                  (b)      Form of  Revised  Dealer  Agreement  filed via EDGAR  with  Post-Effective  Amendment  No. 7 to  Registration
                           Statement No. 33-87010, filed April 24, 1998.

(4)            (a)Copy of the Form of Annuity                                                           TO BE FILED BY AMENDMENT

(b)            Copy of Guaranteed Minimum Death Benefit Endorsement filed via EDGAR with Post-Effective  Amendment No. 8 to Registration
                           Statement No. 33-87010, filed April 26, 1999.

(c)            Copy of  Performance-related  Benefits and First Year Credits Endorsement filed via EDGAR with  Post-Effective  Amendment
                           No. 8 to Registration Statement No. 33-87010, filed April 26, 1999.

(d)            Copy of percent Death Benefit  Endorsement filed via EDGAR with Pre-Effective  Amendment No. 1 to Registration  Statement
                           No. 333-49478, filed March 14, 2001.

         (5)      A copy of the  application  form  used  with the  Annuity  filed  via EDGAR  with  Post-Effective  Amendment  No. 6 to
                  Registration Statement No. 33-87010, filed March 2, 1998.

         (6)      (a)      Copy of the  certificate of  incorporation  of American  Skandia Life Assurance  Corporation  filed via EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

                  (b)      Copy of the  By-Laws of American  Skandia  Life  Assurance  Corporation  filed via EDGAR with  Post-Effective
                           Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

         (7)      Not applicable.

         (8)      Agreements between Depositor and:

                  (a)      American  Skandia Trust filed via EDGAR with  Post-effective  Amendment No. 4 to  Registration  Statement No.
                           33-87010,  filed February 25, 1997 (At such time, what later became  American  Skandia Trust was known as the
                           Henderson Global Asset Trust).

(b)            The Montgomery Funds III filed via EDGAR in the Initial Registration  Statement to Registration  Statement No. 333-08853,
                           filed July 25, 1996.

(c)            First  Defined  Portfolio  Fund LLC filed via EDGAR with  Post-Effective  Amendment No. 7 to  Registration  Statement No.
                           33-86866, filed April 26, 2000.

(d)            Evergreen  Variable  Annuity  Trust filed via EDGAR with  Post-Effective  Amendment No. 9 to  Registration  Statement No.
                           33-87010, filed April 26, 2000.

(e)            INVESCO Variable  Investment Funds, Inc. filed via EDGAR with  Post-Effective  Amendment No. 9 to Registration  Statement
                           No. 33-87010, filed April 26, 2000.

(f)            ProFunds VP filed via EDGAR with Post-Effective  Amendment No. 9 to Registration Statement No. 33-87010,  filed April 26,
                           2000.

                  (g)      Wells  Fargo  Variable  Trust  filed via EDGAR with  Initial  Registration  Statement  No.  333-49478,  filed
                           November 7, 2000.

                  (h)      Prudential  Series Fund,  Inc.  filed via EDGAR with  Post-Effective  Amendment  No. 15 to this  Registration
                           Statement No. 33-87010, filed April 26, 2001.

         (9)      Opinion and Consent of Counsel                                                         TO BE FILED BY AMENDMENT

         (10)     Consent of Ernst & Young LLP.                                                          TO BE FILED BY AMENDMENT

         (11)     Not applicable.

         (12)     Not applicable.

         (13)     Calculation  of  Performance  Information  for  Advertisement  of  Performance  filed  via EDGAR  with  Post-Effective
                  Amendment No. 3 to this Registration Statement No. 33-62793, filed April 29, 1997.

         (14)     Financial Data Schedule

Item 25.  Directors and Officers of the Depositor:  The Directors and Officers of the Depositor are shown in Part A.

Item 26.  Persons  Controlled  by or Under  Common  Control  with the  Depositor  or  Registrant:  The  Depositor  does not  directly or indirectly control any person.  The following persons are under common control with the Depositor by American Skandia, Inc.:

         (1)      American Skandia Information  Services and Technology  Corporation  ("ASIST"):  The organization is a general business
                  -----------------------------------------------------------------------------
                  corporation  organized  in the State of  Delaware.  Its  primary  purpose  is to  provide  various  types of  business services to American Skandia,  Inc. and all of its subsidiaries  including computer systems  acquisition,  development and  maintenance,  human  resources  acquisition,  development  and  management,  accounting  and financial  reporting services and general office services.

         (2)      American  Skandia  Marketing,  Incorporated  ("ASM,  Inc."):  The  organization  is  a  general  business  corporation
                  -----------------------------------------------------------
                  organized  in the State of  Delaware.  It was  formed  primarily  for the  purpose  of acting  as a  broker-dealer  in securities.  It acts as the principal  "underwriter" of annuity contracts deemed to be securities,  as required by the
                  Securities  and Exchange  Commission,  which  insurance  policies are to be issued by American  Skandia Life Assurance
                  Corporation.  It provides  securities  law  supervisory  services in relation to the  marketing  of those  products of
                  American Skandia Life Assurance  Corporation  registered as securities.  It also may provide such services in relation to  marketing of certain  public  mutual  funds.  It also has the power to carry on a general  financial,  securities, distribution,  advisory,  or investment advisory business; to act as a general agent or broker for insurance companies and to render  advisory,  managerial,  research and  consulting  services for  maintaining  and  improving  managerial efficiency and operation.

         (3)      American Skandia  Investment  Services,  Incorporated  ("ASISI"):  The organization is a general business  corporation
                  ----------------------------------------------------------------
                  organized in the state of Connecticut.  The  organization is authorized to provide  investment  service and investment management advice in connection with the purchasing,  selling,  holding or exchanging of securities or other assets to insurance companies,  insurance-related  companies,  mutual funds or business trusts. It's primary role is expected to be as  investment  manager for certain  mutual funds to be made  available  primarily  through the variable  insurance products of American Skandia Life Assurance Corporation.

         (4)      Skandia Vida:  This  subsidiary of American  Skandia Life  Assurance  Corporation  was organized in March,  1995,  and
                  ------------
                  began  operations  in July,  1995.  It offers  investment  oriented  life  insurance  products  designed for long-term savings through independent banks and brokers in Mexico.

Item 27.  Number of Contract Owners:  There are currently no owners of Annuities.

Item 28.  Indemnification:  Under Section  33-320a of the  Connecticut  General  Statutes,  the Depositor  must  indemnify a director or officer against judgments,  fines, penalties,  amounts paid in settlement and reasonable expenses including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when certain  disinterested  parties  determine that he acted in good faith and in a manner he  reasonably  believed  to be in the best  interests  of the  Depositor.  In any  criminal action or  proceeding,  it also must be determined  that the director or officer had no reason to believe his conduct was unlawful.  The director or officer must also be  indemnified  when he is successful  on the merits in the defense of a proceeding  or in  circumstances where a court  determines  that he is  fairly  and  reasonable  entitled  to be  indemnified,  and the court  approves  the  amount.  In shareholder  derivative  suits,  the director or officer must be finally  adjudged not to have  breached this duty to the Depositor or a court must  determine that he is fairly and reasonably  entitled to be  indemnified  and must approve the amount.  In a claim based upon the director's or officer's purchase or sale of the Registrants'  securities,  the director or officer may obtain  indemnification  only if a court determines that, in view of all the circumstances,  he is fairly and reasonably  entitled to be indemnified and then for such amount as the court shall determine.  The By-Laws of American Skandia Life Assurance  Corporation  ("ASLAC") also provide  directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors  and  officers of ASLAC and ASM,  Inc. can also be  indemnified  pursuant to indemnity  agreements  between each  director and officer and American  Skandia,  Inc., a corporation  organized under the laws of the state of Delaware.  The provisions of the indemnity agreement are governed by Section 45 of the General Corporation Law of the State of Delaware.

The directors and officers of ASLAC and ASM, Inc. are covered  under a directors and officers  liability  insurance  policy issued by an unaffiliated  insurance  company to Skandia  Insurance  Company Ltd.,  their ultimate  parent.  Such policy will reimburse ASLAC or ASM,
Inc., as applicable,  for any payments that it shall make to directors and officers  pursuant to law and, subject to certain  exclusions contained in the policy,  will pay any other  costs,  charges and  expenses,  settlements  and  judgments  arising  from any  proceeding involving any director or officer of ASLAC or ASM, Inc., as applicable, in his or her past or present capacity as such.

               Registrant hereby undertakes as follows:  Insofar as indemnification  for liabilities arising under the Securities Act of
1933 (the "Act") may be permitted to directors,  officers and controlling  persons of Registrant  pursuant to the foregoing  provisions, or  otherwise,  Registrant  has been advised that in the opinion of the  Securities  and Exchange  Commission  such  indemnification  is against public policy as expressed in the Act and, therefore,  is unenforceable.  In the event that a claim for indemnification  against such  liabilities  (other than the payment by Registrant of expenses  incurred or paid by a director,  officer or controlling  person of
Registrant in the successful defense of any action,  suit or proceeding) is asserted by such director,  officer or controlling person in connection  with the  securities  being  registered,  unless in the  opinion of  Registrant's  counsel  the  matter has been  settled by controlling  precedent,  Registrant will submit to a court of appropriate  jurisdiction the question whether such  indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters:

(a)      At present, ASM, Inc. acts as principal underwriter only for annuities to be issued by ASLAC.

(b)      Directors and officers of ASM, Inc.

Name and Principal Business Address                                   Position and Offices with Underwriter
-----------------------------------                                   -------------------------------------

Patricia J. Abram                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lori Allen                                                                      Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Gordon C. Boronow                                                               Deputy Chief Executive Officer
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hollie Briggs                                                                   Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert Brinkman                                                                 Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Carl Cavaliere                                                                  Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kathleen A. Chapman                                                             Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lucinda C. Ciccarello                                                           Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lincoln R. Collins                                                              Senior Vice President and
American Skandia Life Assurance Corporation                                     Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Timothy S. Cronin                                                               Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                                  President and Chief Executive Officer
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lisa Foote                                                                      Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Jacob Herchler                                                                  Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                            Executive Vice President, Treasurer,
American Skandia Life Assurance Corporation                                     Corporate Controller and Chief Financial Officer
One Corporate Drive, P.O. Box 883                                               and Director
Shelton, Connecticut  06484-0883

Michael A. Murray                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Carl E. Oberholtzer                                                             Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Polly Rae                                                                       Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Rebecca Ray                                                                     Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hayward L. Sawyer                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Guy Sullivan                                                                    Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Leslie S. Sutherland                                                            Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Amanda C. Sutyak                                                                Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Mary Toumpas                                                                    Vice President and
American Skandia Life Assurance Corporation                                     Compliance Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Bayard F. Tracy                                                                 Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kirk Wickman                                                                    Senior Vice President and
American Skandia Life Assurance Corporation                                     General Counsel
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Item 30.  Location  of  Accounts  and  Records:  Accounts  and  records  are  maintained  by ASLAC at its  principal  office in Shelton,
Connecticut.

Item 31.  Management Services:  None

Item 32.  Undertakings:

(a)            Registrant  hereby  undertakes  to file a  post-effective  amendment to this  Registration  Statement as frequently as is necessary to ensure that the audited  financial  statements in the  Registration  Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b)            Registrant  hereby  undertakes to include either (1) as part of any enrollment form or application to purchase a contract offered by the prospectus,  a space that an applicant or enrollee can check to request a Statement of Additional  Information,  or (2) a post card or similar  written  communication  affixed to or  included  in the  prospectus  that the  applicant  can remove to send for a
Statement of Additional Information.

(c)            Registrant hereby undertakes to deliver any Statement of Additional  Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d)            American Skandia Life Assurance  Corporation  ("Depositor")  hereby  represents that the aggregate fees and charges under the annuity contracts are reasonable in relation to the services rendered,  the expenses expected to be incurred,  and the risks assumed by the Depositor.  Depositor bases its representation on its assessment of all of the facts and  circumstances,  including such relevant factors as: the nature and extent of such  services,  expenses and risks;  the need for Depositor to earn a profit;  the degree to which the contracts include innovative  features;  and the regulatory  standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996,  including the range of industry  practice.  This  representation  applies to all Contracts sold pursuant to this  Registration  Statement,  including those sold on the terms  specifically  described in the prospectus  contained  herein,  or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus, or otherwise.

(e)            With respect to the restrictions on withdrawals for Texas Optional  Retirement  Programs and Section 403(b) plans, we are relying upon: 1) a no-action  letter dated November 28, 1988 from the staff of the  Securities  and Exchange  Commission to the American
Council of Life  Insurance  with respect to annuities  issued under  Section  403(b) of the code,  the  requirements  of which have been complied  with by us;  and 2) Rule  6c-7  under the 1940 Act with  respect  to  annuities  made  available  through  the Texas  Optional
Retirement Program, the requirements of which have been complied with by us.

                                                                EXHIBITS

As noted in Item 24(b), various exhibits are incorporated by reference or are not applicable.  The exhibits included are as follows:

No. 9          Opinion and Consent of Counsel            TO BE FILED BY AMENDMENT

No. 10         Consent of Ernst & Young LLP         TO BE FILED BY AMENDMENT

                                                             SIGNATURES

         As required by the  Securities  Act of 1933 and the  Investment  Company Act of 1940,  the  Registrant has duly caused this registration statement to  be  signed  on  its  behalf,  in  the  Town  of  Shelton  and  State  of  Connecticut, on  this 15th day of October, 2001.

                                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                                       (CLASS 1 SUB-ACCOUNTS)
                                                             Registrant

                                          By: American Skandia Life Assurance Corporation
                                          -----------------------------------------------

By:/s/ Kathleen A. Chapman                                                  Attest:_/s/ Scott K. Richardson
Kathleen A. Chapman, Corporate Secretary                                               Scott K. Richardson

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                             Depositor

By:/s/ Kathleen A. Chapman                                                  Attest:_/s/ Scott K. Richardson
Kathleen A. Chapman, Corporate Secretary                                               Scott K. Richardson

As required by the Securities Act of 1933, this  Registration  Statement has been signed by the following  persons in the capacities and on the date indicated.

              Signature                            Title                                       Date
              ---------                            -----                                       ----
                                                   (Principal Executive Officer)

          Wade A. Dokken**         President and Chief Executive Officer                   October 15, 2001
          ----------------
           Wade A. Dokken

                                   (Principal Financial Officer and Principal Accounting Officer)

    /s/ Thomas M. Mazzaferro            Executive Vice President,                          October 15, 2001
       Thomas M. Mazzaferro             Chief Financial Officer,
                                      Treasurer and Corporate Controller

                                                        (Board of Directors)

      Lincoln R. Collins*                          Thomas M. Mazzaferro*
      -------------------                          --------------------
      Lincoln R. Collins                            Thomas M. Mazzaferro

                                    *By:  /s/ Kathleen A. Chapman
                                          -----------------------
                                            Kathleen A. Chapman

   *Pursuant to Powers of Attorney previously filed with Post-Effective Amendment No. 1 to Registration Statement No. 333-53596.
         **Pursuant to Power of Attorney filed with Post-Effective Amendment No. 6 to Registration Statement No. 333-38119.